FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

ROYAL DUTCH SHELL PLC

(Registered under the CA 1985 and incorporated in England and Wales with registered number 4366849)

Recommended cash and share offer by Shell for BG

Circular to Shell Shareholders and Notice of the Shell General Meeting

If you are in any doubt about the contents of this Circular or the action you should take, it is recommended that you seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser (who is, if you are resident in the UK, duly authorised under FSMA or, if you are not, from another appropriately authorised independent financial adviser).

If you sell or have sold or otherwise transferred all of your Existing Shell Shares, please send this Circular, together with any accompanying documents, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or the transferee. If you sell or have sold or otherwise transferred part only of your holding of Existing Shell Shares, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This Circular does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

The release, publication or distribution of this Circular, in whole or in part, in, into or from jurisdictions other than the UK may be restricted by law and, therefore, persons into whose possession this Circular comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of one or more of such jurisdictions.

Any financial statements, or other financial information included in this document, have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. Certain reserves information relating to the BG Group contained in this Circular has been prepared in accordance with the PRMS, rather than the SEC Rules, and, therefore, may not be comparable to the reserves disclosure made by US companies or companies whose financial statements are prepared in accordance with the SEC Rules.

This Circular and the accompanying documents have been prepared for the purpose of complying with English law and applicable regulations and the information disclosed may not be the same as that which would have been disclosed if this Circular or the accompanying documents had been prepared in accordance with the laws of jurisdictions outside the UK.

For the avoidance of doubt, neither the Announcement, the Management Day Update nor the Scheme Document has been incorporated by reference into this Circular.

Bank of America Merrill Lynch, which is authorised by the PRA and regulated by the FCA and the PRA in the UK, is acting as sponsor and financial adviser exclusively for Shell and no one else in connection with the Combination and other matters referred to in this Circular and will not be responsible to anyone other than Shell for providing the protections afforded to its clients, or for providing advice in connection with the Combination, the contents of this Circular or any matter referred to in this Circular and will not regard any other person (whether or not a recipient of this document) as its client in relation to the Combination.

Apart from the responsibilities and liabilities, if any, which may be imposed on Bank of America Merrill Lynch by FSMA or the regulatory regime established thereunder or under the regulatory regime of any jurisdiction where the exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, Bank of America Merrill Lynch and any person affiliated with it assumes no responsibility whatsoever and makes no representation or warranty express or implied, in relation to the contents of this Circular, including its accuracy, completeness or verification and nothing contained in this Circular is, or shall be, relied upon as a promise or representation in this respect whether as to the past, present or future, in connection with Shell, the New Shell Shares or the Combination. Bank of America Merrill Lynch accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise be found to have in respect of this Circular or any such statement. Any reproduction or distribution of this Circular, in whole or in part, and any disclosure of its contents or use of any information contained in this Circular for any purpose other than considering the terms of the Combination is prohibited.

Lazard, which is authorised and regulated in the UK by the FCA, is acting exclusively as financial adviser to the Shell Directors and no one else in connection with the Combination and will not be responsible to anyone other than the Shell Directors for providing the protections afforded to clients of Lazard nor for providing advice in relation to the Combination or any other matters referred to in this document. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this document, any statement contained herein, the Combination or otherwise.

No person has been authorised to give any information or make any representations other than those contained in this Circular and, if given or made, such information or representations must not be relied upon as having been authorised by Shell, the Shell Directors, Lazard or by Bank of America Merrill Lynch or any other person involved in the Combination. Neither the delivery of this Circular nor Admission shall, under any circumstances, create any implication that there has been no change in the affairs of Shell since the date of this Circular or that the information in this document is correct as at any time subsequent to its date.

This Circular is dated 22 December 2015.

i

EXPECTED TIMETABLE OF PRINCIPAL EVENTS AND INDICATIVE STATISTICS

PART A

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

PRINCIPAL EVENTS	TIME AND / OR DATE(1)

Publication of the Prospectus, this Circular and the Scheme Document	22 December 2015

Publication of Shell update on fourth quarter 2015 and full year unaudited results	20 January 2016

Publication of operational and trading update by BG	20 January 2016

Latest time for receipt by the Shell ADS Depositary of voting instructions for the Shell General Meeting	5.00 p.m. (New York City time) on 21 January 2016(2)

Latest time for receipt of forms of proxy and CSN Voting Instruction Forms for the Shell General Meeting	10.00 a.m. (Central European Time) on 25 January 2016

Voting record time for the Shell General Meeting	7.00 p.m. (Central European Time) on 25 January 2016(3)

Shell General Meeting	10.00 a.m. (Central European Time) on 27 January 2016

Court Meeting	11.00 a.m. on 28 January 2016

BG General Meeting	11.10 a.m. on 28 January 2016(4)

Publication of the Shell Group’s fourth quarter 2015 and full year 2015 results	4 February 2016

Publication of the BG Group’s fourth quarter 2015 and full year 2015 results	5 February 2016

Court Hearing	11 February 2016(5)

Effective Date	15 February 2016(5)

Admission and commencement of dealings in New Shell Shares on the London Stock Exchange	By 8.00 a.m. on 15 February 2016(5)

Issue of New Shell Shares and crediting of New Shell Shares soon after to CREST accounts	At or soon after 8.00 a.m. on 15 February 2016(5)

Delisting of BG Shares	8.00 a.m. on 15 February 2016(5)

New Shell Shares capable of being deposited with the Shell ADS Depositary in exchange for the corresponding class and amount of Shell ADSs, which may be traded on the New York Stock Exchange	16 February 2016(5)

Admission to listing and trading of the New Shell Shares on Euronext Amsterdam	By 9.00 a.m. (Central European Time) on 16 February 2016(5)(6)

Latest date for (a) CREST accounts to be credited in respect of New Shell Shares and assured payment obligations in respect of any cash due and (b) dispatch of cheques and share certificates or nominee entitlement statements in respect of the New Shell Shares (in each case, where applicable)	14 days after the Effective Date(5)

Long Stop Date	31 July 2016(7)

(1)	The dates and times given are indicative only and are based on current expectations and may be subject to change (including as a result of changes to the regulatory timetable). References to times are to UK times unless otherwise stated. If any of the times and/or dates above change, the revised times and/or dates will be announced via a Regulatory Information Service.
(2)	Only those Shell ADS Holders who hold Shell ADSs at 5.00 p.m. (New York City time) on 4 January 2016 will be entitled to instruct the Shell ADS Depositary to exercise the voting rights in respect of the Shell Shares represented by their Shell ADSs at the Shell General Meeting.

1

(3)	Only those Shell Shareholders registered on the register of members of Shell and those persons participating in a Shell Share Plan which results in them being eligible to vote at the Shell General Meeting as at 7.00 p.m. (Central European Time) on 25 January 2016 (or in the case of a postponement or adjournment of the Shell General Meeting as at 7.00 p.m (Central European Time) on the day which is two days (excluding non-Business Days) prior to the time set for the postponed or adjourned Shell General Meeting) will be entitled to attend and/or vote at the Shell General Meeting.
(4)	To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the Court Meeting.
(5)	These times and dates are indicative only and will depend on, among other things, the dates upon which (i) the Conditions are satisfied or (where applicable) waived; (ii) the Court sanctions the Scheme; and (iii) a copy of the Court Order is delivered to the Registrar of Companies in England and Wales.
(6)	New Shell Shares will be officially admitted to listing and trading on Euronext Amsterdam on the day following the Effective Date, but trading of the New Shell Shares on Euronext Amsterdam will be possible on the Effective Date.
(7)	This is the latest date by which the Scheme may become effective unless Shell and BG agree, and (if required) the Court and the Panel allow, a later date.

2

PART B

INDICATIVE STATISTICS

Indicative statistics[1]

Number of Existing Shell Shares in issue as at the Latest Practicable Date (with no Existing Shell Shares held in treasury)	6,431,332,183

Number of New Shell Shares to be issued in connection with the Combination	up to 1,526,494,336

Number of Shell Shares in issue immediately following LSE Admission (with no Shell Shares held in treasury)	7,957,826,519

New Shell Shares as a percentage of the Shell Shares in issue immediately following LSE Admission (with no Shell Shares held in treasury)	approximately 19%

[1]	Please see paragraph 9 of Part VII (Additional information) for details of how these statistics are calculated.

3

PART I

LETTER FROM THE CHAIRMAN OF SHELL

Shell Directors:

Charles O. Holliday (Chairman)

Hans Wijers (Deputy Chairman and Senior Independent Director)

Ben van Beurden (Chief Executive Officer)

Simon Henry (Chief Financial Officer)

Guy Elliott (Non-Executive Director)

Euleen Goh (Non-Executive Director)

Gerard Kleisterlee (Non-Executive Director)

Sir Nigel Sheinwald GCMG (Non-Executive Director)

Linda G. Stuntz (Non-Executive Director)

Patricia A. Woertz (Non-Executive Director)

Gerrit Zalm (Non-Executive Director)

Registered Office Shell Centre London SE1 7NA United Kingdom Head Office: Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands

22 December 2015

To Shell Shareholders, Shell ADS Holders and, for information only, to persons with information rights

Dear Shell Shareholder,

RECOMMENDED CASH AND SHARE OFFER FOR BG GROUP PLC

BY ROYAL DUTCH SHELL PLC

1.	INTRODUCTION AND SUMMARY OF THE TERMS OF THE COMBINATION

On 8 April 2015, the Shell Board and the BG Board jointly announced that they had reached agreement on the terms of a recommended cash and share offer to be made by Shell for the entire issued and to be issued share capital of BG.

Under the terms of the Combination, BG Shareholders (other than Restricted Shareholders) will be entitled to receive:

for each BG Share:	383 pence in cash; and
0.4454 Shell B Shares.[2]

Based on the Closing Price of 1,469 pence per Shell B Share on the Latest Practicable Date, the terms of the Combination represent:

•	a value of approximately 1,037 pence per BG Share; and

•	a value of approximately £35.6 billion for BG’s entire issued and to be issued share capital.

Based on the Closing Price of 2,208.5 pence per Shell B Share on 7 April 2015 (being the last Business Day before the date of the Announcement), the terms of the Combination represent:

•	a value of approximately 1,367 pence per BG Share; and

•	a premium of approximately 50% to the Closing Price of 910.4 pence per BG Share on 7 April 2015.

[2]	As described in paragraph 11 of this Part, the issue of Shell B Shares is subject to the continuing applicability of the Dutch Revenue Service’s confirmation of the Dutch tax treatment of the Shell B Shares (further details of such tax treatment are provided in paragraph 1 of Part XV (Taxation) of the Prospectus), such confirmation being conditional on the Combination being implemented pursuant to a scheme of arrangement. If Shell were to implement the Combination by way of a takeover offer in the specific circumstances set out in paragraph 12.1 of this Part, the share component of the Consideration would comprise Shell A Shares only and BG Shareholders would be entitled to receive 0.4454 Shell A Shares and 383 pence in cash per BG Share.

4

The Combination will result in existing Shell Shareholders and former BG Shareholders owning approximately 81% and 19%, respectively, of the Combined Group.3

BG Shareholders (other than Election Restricted Shareholders) will be entitled to elect to receive the share component of the Consideration in the form of Shell A Shares, as opposed to Shell B Shares, at the same exchange ratio.

Shell will also provide a Mix and Match Facility, which will allow BG Shareholders (other than Election Restricted Shareholders) to elect, subject to offsetting elections, to vary the proportions in which they receive New Shell Shares and cash. The Mix and Match Facility will not change the total number of New Shell Shares to be issued or the maximum amount of cash that will be paid under the terms of the Combination.

Shell intends to finance the cash consideration payable to BG Shareholders pursuant to the Combination from its own cash resources and, potentially, third party debt.

It is intended that the Combination will be implemented by means of a court-sanctioned scheme of arrangement of BG under Part 26 of the CA 2006.

The Scheme is subject to a number of Conditions summarised in paragraph 12.2 of this Part. The full terms and conditions of the Scheme are set out in the Scheme Document.

Subject to the satisfaction or, where applicable, waiver of the Conditions (other than those Conditions which relate to Admission), it is expected that the Scheme will become effective on 15 February 2016, with New Shell Shares (i) admitted to listing on the premium segment of the Official List and to trading on the main market for listed securities of the LSE by 8.00 a.m. on 15 February 2016; and (ii) admitted to listing and trading on Euronext Amsterdam by 9.00 a.m. (Central European Time) on 16 February 2016.

The aggregate value of the Consideration (based on the Closing Price per Shell B Share on 7 April 2015) represents approximately 35% of the market capitalisation of Shell (based on the Closing Price of Shell A Shares and Shell B Shares on 7 April 2015).

Therefore, owing to its size, the Combination constitutes a “class 1 transaction” for the purposes of the Listing Rules and so requires the approval of Shell Shareholders.

Accordingly, the Shell General Meeting has been convened for 10.00 a.m. (Central European Time) on 27 January 2016 at the Circustheater, Circusstraat 4, 2586 CW The Hague, the Netherlands. Shell Shareholders will be asked to vote in favour of the Shell Resolution to approve the Combination and the issue and allotment of the New Shell Shares.

I am writing to you to provide you with an explanation of the background to and reasons for the Combination and to explain why the Shell Board considers the Combination and the Shell Resolution to be in the best interests of Shell and the Shell Shareholders as a whole and unanimously recommends that you vote in favour of the Shell Resolution, as the Shell Directors intend to do in relation to their own individual beneficial holdings which amount in total to 470,450 Shell Shares, representing approximately 0.00731% of Shell’s total issued ordinary share capital as at the Latest Practicable Date.

The Combination has also been unanimously recommended by the BG Board, with the BG Directors having irrevocably undertaken to vote in favour of the Scheme in respect of their own beneficial holdings.

The Prospectus prepared in accordance with the Prospectus Rules, which contains further details of the issue of the New Shell Shares, has been published on Shell’s website (www.shell.com).

2.	BACKGROUND TO AND REASONS FOR THE COMBINATION

The Shell Board believes that the Combination represents a compelling opportunity for shareholders of both Shell and BG to benefit from the significant value arising from the combination of two highly complementary portfolios. The Combination should lead to:

•	enhanced free cash flow – the addition of BG’s portfolio growth, especially from Brazil and Australia, combined with pre-tax synergies of $3.5 billion should enhance Shell’s free cash flow. This enhances Shell’s dividend potential in any reasonably expected oil price environment. In particular, it underpins Shell’s intention to pay a dividend of $1.88 per Shell Share in 2015 and at least that amount in 2016 and plans for share buybacks in the period 2017 to 2020;

[3]	Please see paragraph 9 of Part VII (Additional information) for details of how the dilution statistics are calculated.

5

•	acceleration of LNG and deep water strategy – Shell is a leading IOC player in worldwide LNG and deep water. The Combination complements Shell’s strategy to grow in these themes. Shell expects the Combination to accelerate and de-risk its strategy; and

•	a springboard to reshape the Shell Group – planned asset sales of $30 billion between 2016 to 2018 and refocused spending would result in a simpler, more focused group, concentrated around three pillars: upstream and downstream cash engines, deep water and LNG.

Enhanced cash flow, buyback potential and dividends potential

An enhanced set of upstream positions will be a springboard to change and re-shape the Shell Group, driving asset sales and refocused spending, resulting in a simpler, more focused group.

This in turn means the Shell Group can capitalise on its core strengths at greater scale, enabling more predictability in the group and smarter sequencing of the project opportunity funnels of the Combined Group.

The result will be a new shape for the Shell Group which Shell expects will be a higher return, higher cash generative group with better shareholder returns in any reasonably expected oil price environment.

The Combined Group will be concentrated around three pillars – the Shell Group’s upstream and downstream cash engines, deep water and LNG.

•	In Deepwater, the Shell Group will create through the integration of the BG Group a world-class, highly competitive and profitable business within the Shell Group’s new Upstream organisation.

•	The Shell Group’s Integrated Gas business, which has grown into a business that generated over the last three years on average $11 billion of cash flow per year from around $2 billion in 2009, will be established as a standalone organisation, reflecting both its enlarged scale and investment potential.

Shell aims to balance cash inflows and cash outflows over the business cycle, and to finance competitive investment programmes and shareholder distributions irrespective of short-term oil price fluctuations. Shell is becoming more focused on its core strengths and more resilient and competitive at all points in the oil price cycle while having a more predictable project development pipeline.

Following completion of the Combination, Shell’s priorities for cash will be: (i) reducing debt; (ii) dividends; and (iii) share buybacks and capital investment, and Shell plans to pay down debt from 2016 in order to maintain a strong balance sheet and credit rating to underpin its business model.

Subject to progress with debt reduction and recovery in oil prices, Shell expects to withdraw the Scrip Dividend Programme in 2017 and undertake a share buyback programme of at least $25 billion in the period 2017 to 2020. Shell expects this buyback programme to offset the shares issued under the Scrip Dividend Programme and to significantly reduce the equity issued in connection with the Combination. From 2017, Shell expects that buybacks of both Shell A Shares and Shell B Shares will be possible without significant dividend withholding tax implications for Shell. Shell intends to buy back the cheaper of the Shell A Shares and the Shell B Shares from a Shell perspective.

In the near term, BG Shareholders will benefit from the dividends enjoyed by Shell Shareholders. Shell confirms its intention to pay dividends of $1.88 per Shell Share in 2015 and at least that amount in 2016. BG Shareholders will be entitled to receive each Shell dividend for which the record date falls after completion of the Combination.

In the medium term, all shareholders will benefit from the potential for enhanced cash flow and a continued drive to grow returns and enhance capital efficiency from the combined portfolio.

A leading IOC LNG player

The Shell Group already has a competitive position in integrated gas, with a broad-based and growing portfolio. Return on average capital employed, excluding identified items, from the business was 18% in 2014. Underlying earnings of $10.4 billion in 2014 represented an increase of 470% since 2009. Integrated gas is one of Shell’s key growth priorities.

The Combination will further develop the Shell Group’s competitive position as a major producer and supplier of LNG, including in the core growth regions of Asia and the Atlantic basin. The Shell Group and the BG Group will realise immediate benefits from their complementary LNG production operations.

6

The BG Group’s competitive supply position and focus on marketing and shipping will also be further enhanced by the Shell Group’s capabilities, volumes and relationships in these core areas for the future development of the global gas market.

The Combined Group’s equity LNG capacity is expected to be 44 mtpa in 2018, compared to the Shell Group’s 26 mtpa in 2014.

Deepening of competitive position in deep water Brazil

The Shell Group is well established as an innovation leader in deep water with approximately 10% of its total production already coming from deep water fields. The Shell Group’s technology and capabilities in this area are recognised as among the best in the industry and return on average capital employed for deep water, excluding identified items, is attractive at 12% in 2014.

In 2013, the Shell Group entered the Libra pre-salt discovery in Brazil. This experience with Libra, coupled with its 100 years of history in Brazil, provides the Shell Group with a high level of confidence in the profitability and growth potential that can be unlocked by combining the Shell Group’s capabilities, portfolio and relationships with the BG Group’s competitive deep water position there.

The Combination will enhance the Shell Group’s position as a major reserves holder and investor in Brazil, with the potential to increase the Shell Group’s production from 48,000 boepd in 2014 to an estimated 550,000 boepd for the Combined Group at the end of the decade.

The BG Group’s deep water Brazil acreage offers near-term growth and options in the Santos Basin, complementing the Shell Group’s existing production, and longer-term growth potential from the Libra project.

The Combined Group will be the principal partner alongside Petrobras, working to ensure best practice and learnings are applied for the Combined Group’s deep water development in Brazil in the coming decades.

Springboard for further portfolio change in the Shell Group

Shell continues to implement a strategy to improve financial performance, enhance capital efficiency and ensure strong project delivery.

The Combination accelerates this strategy, providing an enhanced set of upstream positions which will be a springboard to change and re-shape the Shell Group, resulting in a simpler more focused group, concentrated around three pillars – upstream and downstream cash engines, deep water and LNG.

The Combination will add some 25% to the Shell Group’s proved oil and gas reserves as at 31 December 2014,4 increasing them to approximately 17 billion boe, and 20% to oil and gas production for the financial year ended 31 December 2014, increasing it to 3.7 million boepd, with strong growth potential.

The enhanced suite of growth projects and options for development will create a more competitive cost structure which would be better suited to a potentially sustained period of oil price volatility and allowing a higher rate of portfolio restructuring and asset sales.

Capital investment and exploration spending for the Combined Group will be restructured and Shell expects a reduction of the capital investment programme to around $33 billion in 2016, $2 billion lower than previous guidance of $35 billion, assuming current macro-conditions, compared to the aggregate capital investment of the Shell Group and the BG Group on a combined group basis of $47 billion in 2014, with options to further reduce this spending level should conditions warrant. As part of this restructuring, combined conventional exploration spending will be reduced.

The Combined Group is expected to make substantial disposals following completion of the Combination. Subject to achieving what the Shell Board considers to be reasonable value for such operations, Shell expects these disposals to reach $30 billion during 2016 to 2018.

[4]	Based on the Shell Group’s proved oil and gas reserves calculated on an SEC basis as at 31 December 2014 of 13,081 mboe and the BG Group’s proved oil and gas reserves of 3,612 mboe calculated on a PRMS basis as at the same date. Please see paragraph 9 of Part VII (Additional information) for further information.

7

3.	FINANCIAL EFFECTS OF THE COMBINATION

Following the OPEC meeting in November 2014, oil markets have entered a downturn which could last for several years. Natural oil field decline accounts for several million barrels per day of production that needs to be replaced annually to match demand, which is also growing. Shell’s view is that the fundamentals of supply and demand, and in particular the requirement for significant and sustained global investment to deliver in excess of 5 million barrels per day of new oil supplies per year, means that oil prices today are unsustainably low.

The timing and magnitude of any oil price recovery are uncertain. In addition, the volatility of oil prices appears to have increased, meaning that Shell will need to manage its finances through significant swings in oil prices.

Shell believes that the Combination has the potential for significant value creation for both sets of shareholders.

High-grading of the Combined Group’s longer-term portfolio, increased asset sales and refocused capital investment should enhance Shell’s free cash flow and improve the ability to cover capital expenditure, interest and dividends in any reasonably expected oil price environment.

The significant equity component of the Combination means that the effective offer price changes with movements in the share price of Shell, which is in turn influenced by factors such as equity markets and oil price movements.

•	The NAV oil price breakeven for the Combination is estimated to be in the low $60s Brent oil prices, taking account of the transaction structure, current equity market conditions, reduced operating cost forecasts and capital expenditure over time, together with other factors, including synergies.

•	Shell expects the Combination to be accretive to cash flow from operations per share in 2016 assuming Brent oil prices of $50 or higher.

•	Shell’s assessment is that there should be accretion to free cash flow per share in 2016 as a result of the Combination assuming Brent oil prices of $50 or higher.[5] This underlines the benefits of the Combination for shareholders, particularly in the current oil market downturn, as it structurally reduces the oil price breakeven of the Shell Group. This also underlines Shell’s stated intention to pay a dividend of at least $1.88 per Shell Share in 2016.

•	Shell expects the Combination to be accretive to earnings per share in 2017, on a CCS basis and excluding identified items, assuming a Brent oil price of $65 or higher.[6]

•	Shell expects the impact of the Combination to be neutral to the Shell Group’s return on average capital employed in 2018 at a $60 Brent oil price, and accretive thereafter at similar oil prices.[7]

These estimates8 reflect the significant potential for creation of value for shareholders in the Combination.

Information regarding the presentation of the Combination in the Shell Group’s accounts under IFRS 3 and 13 is provided in paragraph 9 of this Part.

[5]	Free cash flow per share is calculated as the net of cash flow from operations less cash flow from investing activities, divided by share count. The statement regarding 2016 reflects accretion without taking into account any asset sales resulting from the Combination.
[6]	If the Combination completes, an annual non-cash post-tax charge to the Shell Group’s income statement is expected through a step up in annual depreciation charges of approximately $1 billion, which has been included in this statement.
[7]	For the purpose of this statement, Shell defines return on average capital employed as income for the relevant period on a CCS basis excluding identified items, as a percentage of the average capital employed for the period. Forward-looking assessments of the impact of the Combination on the Shell Group’s return on average capital employed have been compiled by Shell management.
[8]	The statements that the Combination is expected to be accretive to free cash flow per share, cash flow from operations per share, earnings per share, or the statement as to the effect on return on average capital employed, should not be construed as profit forecasts and are, therefore, not subject to the requirements of Rule 28 of the City Code. These statements were calculated as at the Latest Practicable Date.

8

4.	SYNERGY POTENTIAL OF THE COMBINATION

As described in the Announcement, Shell believes the Shell Group has a strong and complementary portfolio and country fit with the BG Group, providing the opportunity for synergies to be realised in a number of areas.

Shell has been able, as a result of its analysis and its integration planning work, to identify pre-tax synergies that are expected to be $3.5 billion in 2018. This expected level of identified pre-tax synergies comprises $2 billion of operating cost savings and a $1.5 billion reduction in exploration expenditure in 2018.

The potential sources of quantified cost savings arising as a direct result of the Combination include savings from:

•	corporate, administrative, organisational and IT operational efficiencies;

•	efficiencies in marketing and shipping costs;

•	efficiencies in procurement spend; and

•	reduced exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.

These savings are incremental to any savings already planned by Shell and BG which are expected to take place regardless of whether the Combination completes or not.

The cost savings referred to in the first two bullets above are expected to be recurring.

Shell estimates that the implementation of the operating cost savings would give rise to one-off costs of approximately $1,230 million incurred in the first two years following completion of the Combination to the end of 2017, of which approximately 70% would be incurred in 2016 and 30% in 2017. No material costs are expected to arise in relation to the implementation of the reduction in exploration expenditure.

The quantified estimated synergies referred to above are set out in more detail in paragraph 7 of Part VII (Additional information) which is substantially in the form of Part A of the Appendix to the Management Day Update, which was reported on under the City Code by Deloitte and by Shell’s financial adviser, Bank of America Merrill Lynch. The Shell Directors confirm that there have been no material changes since the Management Day Update to these reported synergies, which remain subject to the bases of belief, principal assumptions and sources of information set out in paragraph 7 of Part VII (Additional information). Deloitte and Bank of America Merrill Lynch have also confirmed to Shell that the reports that they produced in connection with these synergies, which were included in Parts B and C of the Appendix to the Management Day Update, continue to apply.

In addition, Shell is confident of realising additional synergies that cannot be quantified for reporting under the City Code. These include opportunities in LNG, project coordination and best practice learnings.

Shell expects 2018 exploration spend for the Combined Group to be less than $3 billion, a 40% reduction from 2014 levels on a combined Shell and BG basis.

5.	INTEGRATION PLANNING

Shell and BG have established a joint integration planning team that has commenced integration planning but will need to undertake further work to ascertain the appropriate areas and processes for integration. The joint integration planning team is led by Huibert Vigeveno of the Shell Group, EVP Integration and, formerly, Executive Chairman for the Shell Group in China, and Sinead Lynch of the BG Group, EVP Safety and Sustainability and a member of BG’s Corporate Executive Team, and consists of personnel from across the businesses and functions of both the Shell Group and the BG Group who have the relevant experience to manage effectively the integration process. The objective of this joint team is to deliver the benefits of the Combination as fast as possible after completion of the Combination while minimising disruption to the business of the Combined Group.

9

Shell aims to have fully validated its synergy estimates and finalised a detailed integration plan as soon as practicable after completion of the Combination, following engagement with appropriate stakeholders. The final integration plan will set out the objectives of the integration programme and its scope (including any proposed changes to organisation structure, the processes subject to review and a communications timeline for stakeholder consultation).

Following completion of the Combination, the integration team will endeavour to ensure that the identified synergies of the Combination are properly monitored, reported and fully realised as planned. The Shell Directors are confident that the integration of the Shell Group and the BG Group can be achieved without undue disruption to the business of the Combined Group.

6.	MANAGEMENT AND EMPLOYEES

Shell attaches great importance to the skills and experience of the existing management and employees of the BG Group. The Combined Group will augment the capabilities of both the Shell Group and the BG Group, will offer significant opportunities for employees in a business of greater size and scope and will incorporate the skills and talents present in both the Shell Group and the BG Group.

The Shell Board recognises that in order to achieve the expected benefits of the Combination, including the operating cost synergies identified in paragraph 4 of this Part, operational and administrative restructuring will be required following completion of the Combination. Shell expects such restructuring will involve job reduction and rationalisation of office locations.

As noted in paragraph 5 of this Part, Shell is in the process of integration planning and will need to undertake further work to ascertain the areas in which such rationalisation would be appropriate. Until its integration planning is complete, any appropriate consultation with relevant employee representatives has taken place and Shell has engaged with the appropriate stakeholders, Shell cannot be certain of its post-completion actions and the impact they will have on the employment and places of business of the Combined Group. Therefore, the detailed steps for the expected operational and administrative restructuring are not yet known, however, according to current integration planning:

•	the BG Group’s business is envisaged to be integrated into the Shell Group’s businesses,

•	the Shell Group’s current intentions contemplate office consolidation where practical in certain locations around the world, and

•	with regards to office footprint rationalisation in the UK, Shell will, following completion of the Combination, undertake a comprehensive review during the course of 2016.

Shell currently expects an overall potential reduction of approximately 2,800 roles globally across the Combined Group or approximately 3% of the total Combined Group workforce. These reductions are in addition to the previously announced reduction in the Shell Group’s headcount and contractor positions by 7,500 globally.

Shell has given assurances to the BG Directors that, upon and following completion of the Combination, it intends to fully safeguard the existing employment rights and pension rights of all of the BG Group’s management and employees.

Shell will engage and consult with affected employees and any appropriate employee representatives in accordance with its legal obligations following completion. Shell aims to retain the best talent across the Combined Group.

Consistent with this aim of retaining the best talent across the Combined Group, the following members of BG’s Corporate Executive Team have been conditionally appointed to, and have accepted, roles within the Combined Group:

•	Sami Iskander (currently BG Group Chief Operating Officer): EVP Joint Ventures;

10

•	Steve Hill (currently BG Group EVP Global Energy Marketing and Shipping): EVP Gas and Energy Marketing and Trading;

•	Tom Melbye Eide (currently BG Group General Counsel): General Counsel Upstream; and

•	Katie Jackson (currently BG Group EVP Global Strategy and Business Development): VP Commercial/ NBD Europe/CIS.

These appointments are conditional upon, and effective from, completion of the Combination.

These individuals will be engaged on Shell Group terms and conditions comparable to those recruited to positions of equivalent seniority within the Shell Group in the ordinary course. Prior to their taking up these roles on completion of the Combination, these executives will continue to work exclusively for the BG Group.

Each of Goldman Sachs International, Robey Warshaw LLP and N M Rothschild & Sons Limited (the “BG Financial Advisers”) has reviewed the terms of the executives’ appointments, and their remuneration arrangements, with the Combined Group, and each of them considers them to be fair and reasonable. In providing its advice, each of the BG Financial Advisers has taken into account the commercial assessments of the BG Directors.

BG Executive Directors

Helge Lund, BG’s Chief Executive, and Simon Lowth, BG’s Chief Financial Officer, (the “BG Executive Directors”) will resign from their BG directorships with immediate effect from the Effective Date. Their employment will terminate on the day following the Effective Date.

Each of the BG Executive Directors has entered into an agreement with BG under which, in accordance with their service contracts, they will each be entitled to receive a lump sum change of control payment. They will also be treated as “good leavers” for the purposes of the BG Share Plans. Their replacement awards over Shell B Shares (as described in paragraph 8.12 of Part XVI (Directors, senior management and corporate governance) of the Prospectus) will continue and will vest on the normal vesting date, subject to the achievement of the applicable Shell performance conditions. Consistent with the determinations in relation thereto made by the BG non-executive directors, a reduction for time prorating in accordance with the rules of the BG LTIP (as described in paragraph 8.12 of Part XVI (Directors, senior management and corporate governance) of the Prospectus) is to be applied, reflecting service during the original three year vesting period.

Each of Mr Lund and Mr Lowth will be paid a cash bonus in March 2016 in respect of the 2015 financial year, subject to the BG’s remuneration committee’s assessment of performance during the year. Neither BG Executive Director will be entitled to a bonus in respect of any part of the 2016 financial year providing that the Court Order is made not later than 31 March 2016. If the Court Order is made after 31 March 2016, each of the BG Executive Directors will be paid a prorated bonus in respect of the part of the 2016 financial year during which he works, subject to the BG’s remuneration committee’s assessment of performance.

The BG Executive Directors will no longer be bound by their post-termination restrictive covenants (including their non-competition clause), save for a restriction on soliciting certain employees of the BG Group, which will continue to apply for 12 months following termination of employment (in the case of Mr Lund), and six months following termination of employment (in the case of Mr Lowth)

BG Pension Scheme

Following discussions between Shell Petroleum N.V. and BG Group Pension Trustees Limited, Shell Petroleum N.V. and BG Group Pension Trustees Limited entered into non-binding heads of terms in relation to the BG Pension Scheme. These heads of terms provide that Shell Petroleum N.V., BG and BG Group Pension Trustees Limited will, prior to the Effective Date but subject to and conditional upon the Scheme becoming effective, enter into binding amendments to the trust deed and rules of the BG Pension Scheme in order to vary the circumstances in which BG Group Pension Trustees Limited’s powers to windup the BG Pension Scheme will become effective. The heads of terms further provided that: (i) Shell Petroleum N.V. will guarantee all payment obligations of the employers from time to time participating under the BG Pension Scheme, subject to a cap of: (a) £1 billion until 2028; and (b) thereafter, no more than £500 million until 2033 (after which the guarantee shall expire); and (ii) there will be no change to the existing funding commitments or the pre-agreed discount rate and reserve for expenses in determining technical provisions.

11

7.	INFORMATION ABOUT THE BG GROUP

The BG Group is an international oil and gas company, with a broad portfolio of business interests focused on exploration and production and LNG. Active in more than 20 countries on five continents, the BG Group combines a deep understanding of gas markets with a proven track record in finding and commercialising reserves.

The BG Group’s strategy is to create value by leveraging its capabilities in exploration and from its highly competitive LNG business. The BG Group has two business segments: Upstream and LNG Shipping & Marketing. The BG Group’s Upstream production is currently sourced from base assets in 10 countries and key growth projects in Brazil and Australia. Wide geological technical expertise combined with commercial agility enables the BG Group to access exploration opportunities, targeting low-cost early entry positions. The BG Group also explores at existing hubs, aiming to leverage basin knowledge and existing infrastructure. In LNG, the BG Group’s skills and capabilities span the whole LNG value chain.

As at the Latest Practicable Date, the market capitalisation of BG was approximately $46.3 billion. For the year ended 31 December 2014, on a business performance basis9, the BG Group generated revenue and other operating income of $19,546 million and profit before tax of $6,268 million. For the same period, the BG Group also generated pre-tax operating cash flow of $10,015 million and production of 606 kboepd. As at 31 December 2014, the BG Group had gross assets of $61,846 million.

8.	CURRENT TRADING AND PROSPECTS

Shell

Upstream

Nine months Upstream earnings excluding identified items were $1,287 million compared with $14,775 million for the first nine months of 2014. Identified items were a net charge of $6,617 million, compared with a net charge of $1,579 million for the first nine months of 2014.

Compared with the first nine months of 2014, earnings excluding identified items reflected significantly lower oil and gas prices, partly offset by lower costs. The weakening of the Australian Dollar and Brazilian Real reduced earnings by some $684 million and $446 million respectively compared with the same period in 2014. The impact of these items on the first nine months of 2015 was some $1,279 million after tax, compared with an impact of some $149 million after tax in the same period in 2014.

Global liquids realisations were 49% lower than for the first nine months of 2014. Global natural gas realisations were 25% lower than for the first nine months of 2014, with a 48% decrease in the Americas and a 22% decrease outside the Americas.

In the first nine months of 2015, production was 2,925 kboepd compared with 3,035 kboepd for the same period in 2014. Liquids production increased by 2% and natural gas production decreased by 9% compared with the first nine months of 2014. Excluding the impact of divestments, curtailment and underground storage reinjection at Nederlandse Aardolie Maatschappij BV (“NAM”) in the Netherlands, Abu Dhabi licence and Malaysia LNG Dua PSC expiries, PSC price effects, and security impacts in Nigeria, production volumes for the first nine months of 2015 were 2% higher than the same period in 2014.

In the first nine months of 2015, equity LNG sales volumes of 16.94 million tonnes decreased by 5% compared with the first nine months of 2014, mainly reflecting the expiration of the Malaysia LNG Dua JVA and the impact of the Woodside divestment.

Downstream

Nine months Downstream earnings excluding identified items were $8,224 million compared with $4,715 million in the first nine months of 2014. Identified items were a net charge of $483 million, compared with a net charge of $2,848 million for the first nine months of 2014.

Downstream earnings excluding identified items, compared with the third quarter of 2014, benefited from higher contributions from manufacturing reflecting higher realised refining margins and improved operating performance. Earnings also benefited from lower costs, including favourable exchange rate effects overall

[9]	Business performance excludes discontinued operations and disposals, certain remeasurements and impairments and certain other exceptional items as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the BG Group’s ongoing business. After disposals, remeasurements and impairments, the BG Group generated total revenue and other operating income of $19,949 million and a total loss before tax of $2,330 million, each for the year ended 31 December 2014.

12

and divestments, and lower taxation. This was partly offset by the negative impact of exchange rate effects in marketing, despite stronger underlying performance. Contributions from Chemicals increased as a result of improved intermediates market conditions which more than offset the impact of unit shutdowns at the Moerdijk chemical site in the Netherlands.

In the first nine months of 2015, refinery intake volumes were 3% lower than the same period in 2014. Refinery availability was 93%, compared with 92% for the same period in 2014.

Oil products sales volumes increased by 2% compared with the same period in 2014, mainly as a result of higher trading volumes.

Chemicals sales volumes decreased by 1% compared with the first nine months of 2014. Chemicals manufacturing plant availability decreased to 86% from 92% for the same period in 2014.

Corporate

The results for the first nine months of 2015 relating to Corporate and non-controlling interests excluding identified items were a charge of $660 million, compared with a charge of $190 million for the first nine months of 2014. Identified items for the first nine months of 2015 were a net gain of $251 million, whereas earnings for the same period in 2014 included a net gain of $5 million.

Compared with the first nine months of 2014, Corporate results excluding identified items were impacted by adverse currency exchange rate effects, partly offset by lower taxation.

Compared with the third quarter of 2014, earnings benefited from the impact of the weakening Brazilian Real on deferred tax positions in Upstream by some $244 million. The impact of this on the first nine months of 2015 earnings excluding identified items was a gain of some $256 million after tax, compared with $12 million gain in the same period in 2014.

Operational outlook for the fourth quarter of 2015

Compared with the fourth quarter of 2014, Upstream earnings are expected to be impacted by some 50 kboepd as a result of divestments, some 30 kboepd related to a Malaysia PSC expiry and some 40 kboepd associated with the impact of curtailment and underground storage reinjection at NAM. The impact of maintenance is expected to be lower by some 25 kboepd.

Refinery availability is expected to decline in the fourth quarter of 2015 as a result of higher turnaround activity and increased maintenance compared with the same period in 2014. Chemicals manufacturing plant availability is expected to increase in the fourth quarter of 2015 as the Moerdijk chemical site in the Netherlands continues to recover.

Strategic outlook: Pulling multiple levers to manage shareholder returns in the downturn

The end-2015 fall in oil prices underscores that today’s oil price downturn could last for several years. Shell’s plan reflects market realities, making sure Shell is resilient.

•	Gearing at the end of the third quarter of 2015 stood at 12.7% relative to 12.2% at the end of 2014, despite lower oil prices, reflecting good operational performance during the downturn, expenditure reductions and the introduction of the Scrip Dividend Programme.

•	Shell’s operating costs are expected to fall by $4 billion in 2015, a reduction of around 10% from 2014 levels of $45 billion. Shell’s costs should be reduced by a further $3 billion in 2016, marking a reduction of $7 billion in 2015 and 2016 combined, or 15% from a 2014 baseline. This reflects Shell’s industry-leading actions to reduce costs on a sustainable basis. These figures exclude cost synergies potential from the Combination.

•	In 2015, Shell announced a reduction in Shell staff and direct contractor positions by 7,500 globally and a further reduction of 2,800 staff is expected as a result of the Combination.

•	In 2015, firm actions by Shell to reduce capital investment and restructure longer-term themes have included cancellation of the Carmon Creek heavy oil development in Canada and exit from Alaska exploration. Shell took just four significant FIDs in 2015, of which three were downstream projects and one in the upstream.

•	2015 capital investment is expected to be around $29 billion, a reduction of $8 billion, or over 20% from 2014 levels, and lower than our previous guidance of $30 billion.

13

•	2016 capital investment for the Combination is expected to be around $33 billion in current market conditions, $2 billion lower than previous guidance of $35 billion. This marks a reduction of around 30% from the combined capital investment of the Shell Group and the BG Group in 2014, which on a combined group basis was $47 billion.

•	The final outcome for 2016 capital investment will depend on Shell’s assessment of BG’s capital commitments following completion of the Combination and decisions on FID pace during the year. Capital allocation is a dynamic decision-making process.

•	At the same time, Shell is continuing to invest to complete its post-FID projects. These should add material cash flow and free cash flow in the medium term, with more than 700,000 barrels of oil equivalent per day and 9.7 mtpa of LNG under construction for 2016 to 2019 start-up. BG’s portfolio should bring further growth potential, at a competitive cost.

•	Asset sales should total around $20 billion for 2014 and 2015 combined, despite weak market conditions in 2015. Planning is well advanced for a $30 billion asset sales programme in 2016 to 2018, assuming the successful completion of the Combination.

Shell expects to publish its 2015 fourth quarter results and full year results on 4 February 2016 via a Regulatory Information Service with such announcement being made available on Shell’s website at www.shell.com.

BG

BG published its nine-month results on 30 October 2015 and the information set out in this section reflects those results. The BG Group delivered a strong operational performance in the period from 1 January 2015 to 30 September 2015; however, notably lower commodity prices impacted the financial results and could impact the BG Group’s prospects.

Operational

E&P production volumes in the first nine months of 2015 increased 15% to 686 kboepd. Growth was driven by the ramp-up in Australia, Brazil and Norway. Volumes in both Australia and Brazil more than doubled, to 78 kboepd and 141 kboepd, respectively. In Norway, Knarr came onstream in March and continued to ramp up. This growth was partially offset by the expected decline in Egypt, down 13 kboepd to 46 kboepd, and the impact of shutdowns in the UK, down to 93 kboepd.

BG expects its 2015 E&P production volumes to be greater than in 2014 reflecting the ramp-up of its new projects in Australia, Brazil and Norway.

The LNG Shipping & Marketing segment delivered 194 cargoes (12.2 million tonnes) in the first nine months of 2015, 60 more cargoes than in the same period in 2014 (4.0 million additional tonnes). Increased supply was driven by 45 cargoes from QCLNG, which started up in December 2014, and 18 additional spot cargoes. Of the 194 cargoes (2014: 134), 139 were supplied to Asian markets (2014: 91). The BG Group delivered its first ever cargoes to Egypt and Pakistan this year.

2015 LNG supply volumes are still expected to be slightly lower than 2014, excluding the purchase of spot cargoes and the impact of new volumes from QCLNG.

Financial

Results on a business performance basis10

In the first nine months of 2015, revenue and other operating income decreased 20% to $12,119 million, reflecting a significant fall in realised sales prices impacting both the Upstream and LNG Shipping & Marketing segments. The BG Group’s average realised oil price decreased 48% to $55.99 per barrel, the liquids price decreased 46% to $46.41 per barrel and the gas price per produced therm decreased 26% to 37.62 cents, reflecting lower market prices. The impact of lower prices was partly offset by weather-related gains in North America in the LNG Shipping & Marketing segment and the higher volumes in both segments.

EBITDA decreased 43% to $4,207 million. In the Upstream segment, EBITDA fell 41% to $3,095 million primarily reflecting the lower revenues, partly offset by the increased liquefaction contribution from QCLNG. In the LNG Shipping & Marketing segment, EBITDA fell 44% to $1,184 million as margins reduced through a combination of lower sales prices and a greater proportion of relatively lower margin spot cargoes.

[10]	Business performance excludes discontinued operations and disposals, certain remeasurements and impairments and certain other exceptional items as exclusion of these items provide a clear and consistent presentation of the BG Group’s ongoing business.

14

EBIT decreased by $3,256 million to $1,956 million, reflecting the reduction in EBITDA and higher DD&A charges, which resulted from higher E&P production volumes and the start-up of QCLNG.

Earnings of the BG Group of $1,274 million and EPS of 37.3 cents both decreased 59%, with the reduction in EBIT only partially offset by a reduction in the BG Group’s effective tax rate to 32%

Total results

Total earnings for the nine months of 2015 were $2,357 million (69.1 cents per share) and included a post-tax gain of $1,083 million in respect of disposals, remeasurements and impairments primarily associated with the $1,650 million gain on sale of the QCLNG pipeline, partially offset by a $708 million net charge reflecting the impact of foreign exchange movements on deferred and current tax balances, especially in Brazil and Australia.

Outlook

In its nine months results published on 30 October 2015, BG increased its outlook for 2015 E&P production volumes to 680-700 kboed, excluding any changes to the portfolio, reflecting the strong operational performance to date and the reduced duration of planned shutdowns in the second half of the year.

In the current low commodity price environment, the BG Group is focusing on operating and capital cost savings. The BG Group’s 2015 cost and efficiency programme is progressing well, with the emphasis on lifting, organisation and infrastructure cost savings, and remains on track to deliver at least the $300 million target savings for 2015. With cash capital expenditure of $4.7 billion in the first nine months of 2015, capital expenditure in 2015 will be significantly lower than 2014, as projects complete and the BG Group reacts to a lower oil price environment. Capital expenditure in 2015 on a cash basis is now expected to be around 30% lower than 2014 at around $6.5 billion.

In addition, the current low commodity price environment may continue to impact the BG Group’s business, results of operations, financial condition and prospects, which, as BG conducts its ordinary course periodic review and reporting procedures, might result in the debooking of oil or gas reserves or resources, if uneconomic, and/or asset impairments.

The BG Group actively manages its portfolio and a number of transactions and opportunities, including further disposal and other business development opportunities, continue to be considered.

BG expects to publish its 2015 fourth quarter and full year results on 5 February 2016 via a Regulatory Information Service with such announcement being made available on BG’s website at www.bg-group.com.

9.	ACCOUNTING CONSIDERATIONS

If the Combination completes, an annual non-cash post-tax charge to the Shell Group’s income statement is expected through a step up in annual depreciation charges of approximately $1 billion11 compared with the amount currently reported by the BG Group. The final figure will be assessed in accordance with IFRS 3 and 13 once the Combination has completed and will be influenced by market factors at the time of completion. This estimate excludes the potential impact of amending the reserve basis used for the unit of production depreciation methodology from the PRMS (as currently used by the BG Group for reporting) to the SEC Rules (as currently used by the Shell Group for reporting).

10.	DIVIDENDS AND DIVIDEND POLICY

10.1	Entitlement to BG dividend

The Shell Board and the BG Board agreed that BG Shareholders would continue to be entitled to receive their final dividend for 2014 of $0.1437 per BG Share which had already been announced by BG at the time of the Announcement and was paid on 22 May 2015, as well as the interim dividend in respect of the six-month period up to 30 June 2015 of $0.1438 per BG Share which was announced on 31 July 2015 and paid on 11 September 2015.

In addition, should completion of the Combination occur after the record date for Shell’s 2015 fourth quarter interim dividend (being 19 February 2016), BG Shareholders will be entitled to receive a further BG dividend in respect of 2015 of not more than the final dividend for 2014 of $0.1437 per BG Share. If, however, as expected, completion of the Combination occurs prior to the record date for Shell’s 2015 fourth quarter interim dividend, BG Shareholders will receive that Shell dividend and will not receive a further BG dividend for 2015.

[11]	This approximation is not considered sufficiently reliable for the purposes of the unaudited pro forma financial information in this Circular as the necessary validation of the Shell Group’s valuation and financial models cannot be completed against the BG Group’s proprietary information, which is deemed to be commercially sensitive until the Effective Date.

15

If any BG dividend, distribution or return of value is or has been declared, announced, made or paid at any time in excess of those described above, Shell has reserved the right to reduce the value implied under the terms of the Combination at such date by an amount equal to the excess amount (based on the $ / £ exchange rate at the time of such declaration, announcement, making or payment). In such circumstances, to the extent possible, the cash component of the Consideration would be reduced by the amount of such excess.

10.2	Entitlement to Shell dividend

BG Shareholders will benefit from access to Shell’s dividend policy in respect of each dividend for which the record date falls after completion of the Combination. Shell confirms its intention to pay dividends of $1.88 per Shell Share in 2015 and at least that amount in 2016.

In respect of 2015, Shell announced three dividends of $0.47 per Shell Share (the first being announced on 30 April 2015 and paid on 22 June 2015, the second being announced on 30 July 2015 and paid on 21 September 2015 and the third being announced on 29 October 2015 and paid on 18 December 2015).

Shell intends that dividends will be announced and paid quarterly. Dividends are payable to persons registered as shareholders on the record date relating to the relevant dividend.

Shell intends to grow the US Dollar dividend in line with its view of the underlying earnings and cash flow of the Shell Group. When setting the dividend, the Shell directors look at a range of factors, including the macro-environment, the current balance sheet and future investment plans.

11.	AGREEMENT WITH REGARD TO THE ISSUE OF SHELL B SHARES

Any new issue of Shell B Shares requires prior consultation with the Dutch Revenue Service. Shell and the Dutch Revenue Service have entered into the Final Settlement Agreement under which the Dutch Revenue Service has confirmed the Dutch tax treatment of the Shell B Shares to be issued in connection with the implementation of the Combination pursuant to the Scheme (as described in paragraph 1 of Part XV (Taxation) of the Prospectus).

Shell reserves the right to implement the Combination by way of an Offer in certain circumstances set out in paragraph 12 of this Part. In such circumstances, the agreement between the Dutch Revenue Service and Shell as described above would cease to be in force and the share component of the Consideration would comprise Shell A Shares only. BG Shareholders would in such circumstances be entitled to receive 383 pence in cash and 0.4454 Shell A Shares per BG Share.

For further details of the Dividend Access Mechanism and its operation, please see paragraph 7 of Part XVII (Additional information) of the Prospectus.

12.	STRUCTURE OF THE SCHEME

12.1	Scheme of arrangement

It is intended that the Combination will be effected by a court-sanctioned scheme of arrangement of BG under Part 26 of the CA 2006. However, Shell has reserved the right to implement the Combination by way of a takeover offer (as defined in Part 28 of the CA 2006), subject to the Panel’s consent and the terms of the Co-operation Agreement, which permit Shell to implement the Combination by way of an Offer: (i) with the consent of BG; (ii) if a third party announces a firm intention to make an offer for BG which is recommended by the BG Board; or (iii) if the BG Board otherwise withdraws its recommendation of the Scheme.

12.2	Conditions

The Scheme is subject to the Conditions and further terms and conditions set out in the Scheme Document. These Conditions include: (i) the receipt of certain antitrust and foreign investment approvals, other regulatory consents and waivers or non-exercise of any termination rights, pre-emption rights, rights of first refusal or similar rights in a number of jurisdictions; (ii) the BG Meetings being held no later than the 22nd day after the expected date of the BG Meetings set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); (iii) the approval of the Scheme and the special resolution authorising the BG Directors to implement the Scheme and the amendment of the BG articles of association by the requisite majorities of BG Shareholders at the BG Meetings; (iv) the approval of the Shell Resolution by the Shell Shareholders at the Shell General Meeting; (v) the Scheme being sanctioned by the Court no later than the 22nd day after the expected date of the Court Hearing set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); and (vi) the Scheme becoming effective no later than the Long Stop Date.

16

The Combination was subject to the Pre-Conditions, being the receipt of competition authority clearances in Australia, Brazil, China and the EU, as well as foreign investment approval in Australia. As Shell and BG announced on 14 December 2015, the Pre-Conditions have all been satisfied. Numerous other anti-trust and foreign investment approvals and other regulatory consents that are required to be obtained prior to completion of the Combination have been obtained. As at the Latest Practicable Date, only two such consents remain outstanding, being regulatory consents in Tanzania and Uruguay. It is expected that these consents will be obtained prior to the Shell General Meeting.

12.3	Procedure

As noted above, to become effective, the Scheme requires the approval of Scheme Shareholders by the passing of a resolution at the Court Meeting. This resolution must be approved by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, representing no less than 75% of the Scheme Shares held by such Scheme Shareholders. In addition, a special resolution must be passed at the BG General Meeting to authorise the BG Directors to implement the Scheme and amend the articles of association of BG (which requires the approval of BG Shareholders representing at least 75% of the votes cast at the BG General Meeting (either in person or by proxy)). The BG General Meeting will be held immediately after the Court Meeting.

The BG Meetings are to be held no later than the 22nd day after the expected date of the BG Meetings set out in the Scheme Document (or such later date as may be agreed between Shell and BG). Following the BG Meetings, the Scheme must be sanctioned by the Court no later than the 22nd day after the expected date of the Court Hearing set out in the Scheme Document (or such later date as may be agreed between Shell and BG). The Scheme will only become effective once a copy of the Court Order is delivered to the Registrar of Companies in England and Wales.

Upon the Scheme becoming effective, it will be binding on all BG Shareholders, irrespective of whether or not they attended or voted at the BG Meetings. The BG Shares will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UKLA.

Fractional entitlements

Fractions of New Shell Shares will not be allotted to BG Shareholders. Instead, the cash value of the fractional entitlement to New Shell Shares of each BG Shareholder will be calculated based on the opening price(s) of a Shell A Share and/or a Shell B Share (as applicable) on the London Stock Exchange on the day of LSE Admission, and such amount will be paid in cash by Shell to the relevant BG Shareholders in satisfaction of their fractional entitlements. If a BG Shareholder has elected to receive part of the share component of the Consideration in the form of Shell A Shares, they may be entitled to a fraction of both a Shell A Share and a Shell B Share. If so, the cash value of each fractional entitlement, calculated as above, will be added together and the total aggregate amount will be paid to the BG Shareholder by Shell. However, individual entitlements to total aggregate amounts of less than £5 will not be paid to BG Shareholders but will be retained for the benefit of Shell.

13.	BREAK PAYMENT

Under the terms of the Co-operation Agreement, by way of compensation for any loss suffered by BG in connection with the preparation and negotiation of the Combination and the documents relating to it, Shell has agreed to pay or procure the payment to BG of £750 million if:

•	on or prior to the Long Stop Date, the Shell Board withdraws its recommendation to the Shell Shareholders to vote in favour of the Combination and Shell or BG exercises its right to terminate the Co-operation Agreement as a result;

•	on or prior to the Long Stop Date, Shell invokes (with the permission of the Panel) any Regulatory Condition; or

•	on the Long Stop Date, any Regulatory Condition is not satisfied or waived by Shell,

(each a “Break Payment Event”).

However, no payment will be made if: (i) certain termination events have occurred; (ii) if the Break Payment Event has been caused to a material extent by BG’s breach of certain obligations under the Co-operation Agreement relating to co-operation and assistance with regulatory clearances and authorisations and key

17

transaction documents; or (iii) Shell has exercised its right to implement the Combination by way of an Offer in circumstances where a third party’s firm intention to make an offer for BG has been recommended by the BG Board or the BG Board has withdrawn its recommendation of the Scheme.

14.	THE NEW SHELL SHARES

The New Shell Shares will be issued in registered form and will be capable of being held in certificated and uncertificated form.

The New Shell Shares will be issued credited as fully paid and will rank pari passu in all respects with the Shell Shares in issue at the time the New Shell Shares are issued, including in relation to the right to receive notice of, and to attend and vote at, general meetings of Shell, the right to receive and retain any dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date (in the case of the new Shell B Shares, including in respect of any dividends paid through the dividend access arrangements established as contemplated by the Shell Articles of Association and set out in the Trust Deed) and to participate in the assets of Shell upon a winding-up of Shell. As with the Shell Shares in issue as at the Effective Date, the New Shell Shares will not be subject to any redemption provisions.

15.	DELISTING OF BG SHARES AND RE-REGISTRATION OF BG

Prior to the Combination completing, applications will be made: (i) to the UKLA for the cancellation of the premium listing of the BG Shares on the Official List; and (ii) to the London Stock Exchange for the cancellation of trading of the BG Shares on the London Stock Exchange’s main market for listed securities. It is expected that BG Shares will be suspended at 6.00 p.m. on 12 February 2016, with delisting to take effect at 8.00 a.m. on 15 February 2016.

On the Effective Date, BG will become a wholly-owned subsidiary of Shell and share certificates in respect of BG Shares will cease to be valid and entitlements to BG Shares held within the CREST system will be cancelled. Following the Effective Date, Shell intends to terminate BG’s ADR programme.

As soon as possible after the Effective Date, it is intended that BG will be re-registered as a private limited company.

If the Scheme is sanctioned by the Court, BG Shares held in treasury will be cancelled prior to the Scheme Record Time.

16.	BG ADRS

BG ADR Holders will be entitled to receive cash consideration and proceeds from the sale by the BG Depositary of the Shell Shares received pursuant to the Scheme (in each case, once exchanged into US Dollars) in respect of the BG Shares represented by BG ADRs. It is intended that the BG Deposit Agreement and the BG ADR programme will be terminated after the Effective Date.

17.	LISTING, DEALINGS AND SETTLEMENT OF THE NEW SHELL SHARES

Applications will be made to: (i) the FCA for the New Shell Shares to be admitted to the premium listing segment of the Official List; (ii) the London Stock Exchange for the New Shell Shares to be admitted to trading on its main market for listed securities; (iii) Euronext Amsterdam for the New Shell Shares to be admitted to listing and trading on Euronext Amsterdam; and (iv) the New York Stock Exchange in order that the New Shell Shares are capable of being deposited with the Shell ADS Depositary in exchange for the corresponding class and amount of Shell ADSs which may be traded on the New York Stock Exchange.

It is expected that the New Shell Shares will be admitted to trading on the London Stock Exchange by 8.00 a.m. on 15 February 2016 and dealings for normal settlement in the New Shell Shares will commence at or shortly after that time. It is expected that the New Shell Shares will be admitted to listing and trading on Euronext Amsterdam by 9.00 a.m. (Central European Time) on 16 February 2016, although the New Shell Shares will be able to be traded on Euronext Amsterdam from 9.00 a.m. (Central European Time) on 15 February 2016.

No application has been made or is currently intended to be made by Shell for the New Shell Shares to be admitted to listing or trading on any other exchange.

18.	IRREVOCABLE UNDERTAKINGS

The BG Directors have irrevocably undertaken to vote in favour of the Scheme in respect of their own beneficial holdings totalling 231,187 BG Shares, representing in aggregate approximately 0.00638% of BG’s issued share capital as at the Latest Practicable Date.

These irrevocable undertakings remain binding if a higher competing offer for BG is made but cease to be binding on and from the earlier of: (i) the Long Stop Date; and (ii) the date on which the Scheme is withdrawn or lapses in accordance with its terms.

18

19.	SHELL GENERAL MEETING AND THE RESOLUTION

As described in paragraph 12.2 of this Part, the Scheme is conditional on, among other things, Shell Shareholders passing the following ordinary resolution, being the Shell Resolution, at the Shell General Meeting which will be held at 10.00 a.m. (Central European Time) on 27 January 2016 at the Circustheater, Circusstraat 4, 2586 CW The Hague, the Netherlands:

•	that the Combination be approved as a class 1 transaction and that the Shell Directors be authorised to implement the Combination; and

•	that the Shell Directors be authorised to allot the New Shell Shares up to an aggregate nominal amount of €106,854,604 in connection with any allotment of New Shell Shares:

•	pursuant to the Scheme; or

•	that would be required to be issued in accordance with certain amendments to be made to the articles of association of BG in connection with the Scheme.

The authority to allot the New Shell Shares represents approximately 24% of the total issued ordinary share capital of Shell as at the Latest Practicable Date. The passing of the Shell Resolution requires more than 50% of the votes cast in respect of the Shell Resolution to be in favour of it. If the Shell Resolution is passed, this authority will expire on 31 December 2016 (unless previously revoked, renewed, varied or extended).

The full text of the Shell Resolution and other matters is set out in the Notice of the Shell General Meeting attached to this Circular. If the Shell Resolution is not passed, the Scheme will not proceed.

20.	ACTION TO BE TAKEN

Shell is seeking approval of the Combination at the Shell General Meeting. The Shell General Meeting is to be held at 10.00 a.m. (Central European Time) on 27 January 2016 at the Circustheater, Circusstraat 4, 2586 CW The Hague, the Netherlands.

Your support is important to us. Please read note 1 to the Notice of the Shell General Meeting on pages 91 and 92 of this Circular for an explanation of how to attend and vote at the Shell General Meeting, including how to appoint a proxy to attend and vote on your behalf.

If you have any queries relating to this Circular or attending and voting at the Shell General Meeting, please telephone the Registrar on one of the following numbers: 0800 169 1679 (UK) or +44 (0) 121 415 7073.

21.	FURTHER INFORMATION

Your attention is drawn to the further information set out in Parts II to VII. In particular, Shell Shareholders should consider fully and carefully the risk factors associated with the Combined Group and the Combination, which are set out in Part II (Risk factors).

22.	RECOMMENDATION

The Shell Directors have received financial advice from Bank of America Merrill Lynch in relation to the Combination. In providing their advice to the Shell Directors, Bank of America Merrill Lynch has relied upon the Shell Directors’ commercial assessment of the Combination. Lazard has also provided financial advice to the Shell Directors in respect of the Combination (and has also relied upon the Shell Directors’ commercial assessment).

The Shell Board considers the Combination and the Shell Resolution to be in the best interests of Shell and the Shell Shareholders as a whole and unanimously recommends that Shell Shareholders vote in favour of the Shell Resolution, as the Shell Directors intend to do in relation to their own individual beneficial holdings which amount in total to 470,450 Shell Shares, representing approximately 0.00731% of Shell’s total issued ordinary share capital as at the Latest Practicable Date.

The Combination has also been unanimously recommended by the BG Board, with the BG Directors having irrevocably undertaken to vote in favour of the Scheme in respect of their own beneficial holdings.

Yours sincerely,

/s/  Charles O. Holliday

Chairman

19

PART II

RISK FACTORS

Prior to making any decision to vote in favour of the Shell Resolution at the Shell General Meeting, Shell Shareholders should consider the factors and the risks associated with the Combination and, in the case of the Combined Group, the business and the industry in which it will operate, together with all other information contained in this Circular including, in particular, the risk factors described below. The risks disclosed are those which: (i) are material risks to the Combination; (ii) will be material new risks to the Combined Group as a result of the Combination; or (iii) are existing material risks for the Shell Group which will be impacted by the Combination. Due to the fact that a significant part of the Shell Group’s and the BG Group’s operations are similar in nature, some of the risks set out below (not including those specific to the Combination) will not be new risks which arise only on completion of the Combination but will be existing material risks whose potential impact may be increased as a result of the Combination.

There are other risks relating to the Shell Group and the Shell Shares which are not within the scope of risk categories outlined above and such risks can be found in the Prospectus.

The following is not an exhaustive list or explanation of all the risks which may affect the Shell Shares, the Shell Group, and the Combined Group. Additional risks and uncertainties relating to the Shell Shares, the Shell Group, and the Combined Group, that are not currently known to the Shell Directors, or that the Shell Directors currently deem immaterial, may, individually or cumulatively, also have a material adverse effect on the business, results of operations or financial condition and prospects of the Shell Group and the Combined Group, and, if any such risk should materialise, the price of the Shell Shares may decline and investors could lose all or part of their investment.

The order in which the following risk factors are presented does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential material adverse effect on the Shell Group’s, and / or the Combined Group’s business, results of operations, financial condition and / or prospects or the market price of the Shell Shares.

PART A:	RISK FACTORS RELATING TO THE SHELL GROUP, AND, IF THE COMBINATION COMPLETES, THE COMBINED GROUP

1.	The Shell Group and the BG Group are exposed and, if the Combination completes, the Combined Group will be exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

The prices of crude oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently of each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil- and gas-producing countries.

Price fluctuations could have a material adverse effect on the business, results of operations, financial condition and prospects of the Shell Group, the BG Group and, if the Combination completes, the Combined Group, including on their cash flows and earnings. For example, in a low oil and gas price environment, less revenue would be generated from upstream production, and, as a result, some long-term projects might become less profitable, or incur losses. As a result of the Combination, a greater proportion of the Combined Group’s earnings and cash flow will be related to upstream and integrated gas activities, than relative to the Shell Group. As a result, the change in earnings and cash flow of the Combined Group as a result of oil price fluctuations may be greater, relatively, than that of the Shell Group.

2.	The Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and, ultimately, the accuracy of their price assumptions.

Both the Shell Group and the BG Group use oil and gas price assumptions, which are reviewed on a periodic basis, to evaluate project decisions and commercial opportunities, including the Combination and, if the Combination completes, the Combined Group will do the same. If the Shell Group’s, the BG Group’s and / or the Combined Group’s assumptions proved to be materially incorrect, it could have a material adverse effect on their financial condition and, as a result, the actions derived from strategic decisions based on those assumptions may no longer be appropriate.

20

3.	The future hydrocarbon production of the Shell Group, the BG Group and, if the Combination completes the Combined Group depends on the delivery of large and complex projects, as well as on their ability to replace proved oil and gas reserves.

The Shell Group and the BG Group face and, if the Combination completes, the Combined Group will face numerous challenges in developing capital projects, especially those which are large and complex. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, the availability of skilled labour, the existence of transportation infrastructure, project delays, the expiration of licences and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging market countries, such as Iraq and Kazakhstan (where BG is joint operator of the Karachaganak oil and gas condensate field), in frontier areas and in deep water fields, such as in Brazil (where BG’s interests include significant positions in the Santos Basin). Such potential obstacles may impair the delivery of projects, as well as the ability to fulfil related contractual commitments, and, therefore, may have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

4.	Rising climate change concerns could lead to additional legal and/or regulatory measures that may result in project delays or cancellations and higher costs for the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

There is continued and increased attention to climate change. This is likely to lead to additional regulations designed to reduce greenhouse gas emissions. Over time, the Shell Group expects that a growing share of its CO2 emissions will be subject to regulation and will result in increasing costs.

In the future, in order to help meet the world’s energy demand, the Shell Group expects its production to rise, including as a result of the Combination, with its CO2 emissions increasing as its business grows. In particular, the Shell Group expects that CO2 emissions from flaring will rise as long as no gas gathering systems are in place. The Shell Group intends to continue to work with its partners to find ways to capture the gas that is flared, but there can be no certainty as to its success.

If the Shell Group, the BG Group and, if the Combination completes, the Combined Group are unable to find economically viable, as well as publicly acceptable, solutions that reduce their CO2 emissions and/or CO2 intensity for new and existing projects or products, they may experience additional costs or financial penalties, delayed or cancelled projects, reduced production and reduced demand for hydrocarbons, which may have a material adverse effect on their business, results of operations and financial condition.

5.	The Shell Group and the BG Group operate, and, if the Combination completes, the Combined Group will operate, in many jurisdictions that have differing degrees of political, legal and fiscal stability. This exposes them, or, in the case of the Combined Group, may expose it to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, the Shell Group, the BG Group, the Combined Group and their joint arrangements and associates face, or, in the case of the Combined Group, will face, the risk of litigation and disputes worldwide.

Developments in politics, laws and regulations can and do affect the Shell Group’s and the BG Group’s, and, will, if the Combination completes, affect the Combined Group’s operations. Potential developments include: forced divestment of assets, expropriation of property, cancellation or forced renegotiation of contract rights, additional taxes including windfall taxes, restrictions on deductions, retroactive tax claims, trade controls, local content requirements, foreign exchange controls, changing environmental regulations and onerous operational and disclosure requirements. A prolonged period of lower oil and gas prices may impact the financial, fiscal, political, social and legal stability of countries that rely significantly on oil and gas revenue streams. This, in turn, may have a material adverse effect on the Shell Group, the BG Group and, if the Combination completes, the Combined Group. The current operating environment in Brazil, being a country in which the BG Group has extensive operations, provides a number of challenges, including an economy in recession and with rising inflation, as well as potential litigation and instability in relation to partners, which have the potential to materially impact the business of the BG Group and, if the Combination completes, the Combined Group. In upstream activities, these developments may affect land tenure, rewriting of leases, entitlement to produced hydrocarbons, production rates, royalties and pricing. Parts of the Shell Group’s activities and the BG Group’s LNG Shipping & Marketing activities may be subject

21

to price controls in some countries. From time to time, cultural and political factors play a role in unprecedented and unanticipated judicial outcomes that could have a material adverse effect on the Shell Group, the BG Group and, if the Combination completes, the Combined Group. Non-compliance with policies and regulations may result in regulatory investigations, litigation and ultimately sanctions. Certain governments and regulatory bodies may utilise their constitutional powers to unilaterally amend or cancel existing agreements or arrangements, fail to honour existing contractual commitments, or seek to adjudicate disputes between private litigants. Additionally, certain governments have adopted laws and regulations that could potentially force the Shell Group, the BG Group and, if the Combination completes, the Combined Group to violate other countries’ laws and regulations, thus potentially subjecting them to both criminal and civil sanctions. Such developments and outcomes may have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

6.	The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. Estimates may change because of new information from production or drilling activities, or changes in economic factors, including changes in the price of oil or gas and changes in the taxation or regulatory policies of host governments or other events. Estimates may also be altered by acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published proved oil and gas reserves estimates may also be subject to correction due to errors in the application of published rules and changes in guidance.

Currently, the BG Group reports its proved reserves on the basis of the PRMS. As the Combined Group will externally report its proved reserves on the basis of the SEC Rules, there may be adjustments stemming from the differences between the two classifications. In particular, an adjustment may be required if the economic assumptions used under the PRMS and the SEC Rules differ significantly (for example, if the Year Average Price used by Shell for the SEC estimates is significantly lower than the price assumptions used by BG under the PRMS, the proved reserves estimates under the SEC Rules are likely to be lower than the same calculated under the PRMS).

A re-estimation under the SEC Rules of the BG Group’s proved reserves as at 31 December 2014 is included in Part VI (Oil and gas information). This has been prepared for illustrative purposes only and, as with the other BG reserves information in this Circular, is unaudited and Shell has not had access to the underlying data and assumptions that have been used by BG in its production. Furthermore, due to the nature of the re-estimation, it addresses a hypothetical situation and is not capable of being aggregated with the Shell Group data to represent what the actual proved reserves of the Combined Group would have been if the Combination had been completed on the dates indicated and Shell had presented the proved reserves of the BG Group on an SEC basis itself.

Downward adjustments could indicate lower future production volumes and may also lead to impairment of some assets. This may have a material adverse effect on the results of operations and financial condition of the Shell Group, the BG Group, and, if the Combination completes, the Combined Group.

7.	Many of the Shell Group’s and the BG Group’s major projects and operations are, and, if the Combination completes, those of the Combined Group will be, conducted in joint arrangements or with associates. This may reduce their degree of control, as well as their ability to identify and manage risks.

In cases where the Shell Group, the BG Group or, if the Combination completes, the Combined Group is not the operator, they will have limited influence over, and control of, the behaviour, performance and costs of operation of their joint arrangements or associates. Despite not having control, they could still be exposed to the risks associated with these operations, including reputational, litigation (where joint and several liability may apply) and government sanction risks, which may have a material adverse effect on their business, results of operations and financial condition. For example, their partners or members of a joint arrangement or an associate (particularly local partners in developing countries) may not be able to meet their financial

22

or other obligations to the projects, threatening the viability of a given project. Where the Shell Group, the BG Group or, if the Combination completes, the Combined Group is the operator of a joint arrangement or associate, the other partner(s) or members may still be able to veto or block certain decisions, which may be to the overall detriment of the Shell Group, the BG Group, or, if the Combination completes, the Combined Group.

In particular, the Shell Group is aware that Petrobras, a material joint arrangement partner of the BG Group in Brazil, is subject to investigations regarding allegations relating to several large contractors (mainly in construction) forming a cartel and paying bribes in order to secure contracts. BG has not been directly involved in the investigations related to Petrobras. In the future, the situation may, depending on how it develops, have a material adverse effect on the business, results of operations and financial condition of the BG Group and, if the Combination completes, the Combined Group (for example, it may result in disruption to the supply chain or Petrobras may experience capital or liquidity constraints which could impact on project funding and delivery).

8.	Violations of laws and/or regulations carry fines and may expose the Shell Group, the BG Group and, if the Combination completes, the Combined Group to criminal sanctions, debarment and civil suits.

The Shell Group and the BG Group are and, if the Combination completes, the Combined Group will be subject to a significant number and growing range of laws, regulations and trade controls. Both the Shell Group and the BG Group have procedures and systems in place designed to ensure compliance with such requirements. However, due to the nature of their activities and spheres of operation, the Shell Group, the BG Group and, if the Combination completes, the Combined Group carry a significant risk of non-compliance and any violations of legal and regulatory requirements could have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group, resulting from the imposition of substantial penalties, exposure to regulatory investigations, debarment from tendering, imposition of a monitor and, in the case of individuals, imprisonment.

The Shell Group and its joint arrangements and associates have, in the past, been fined for violations of antitrust and competition law, including by the European Commission. As a result of the European Commission’s fining guidelines, this means that any new violations could result in significantly larger fines both for the Shell Group and, if the Combination completes, for the Combined Group. Furthermore, it is now common for persons or corporations allegedly injured by antitrust violations to sue for damages.

As multinational companies, conducting their business across a number of jurisdictions and, to a material extent, through joint arrangements and associates which they may not operate, the Shell Group and the BG Group are, and, if the Combination completes, the Combined Group will be exposed to increased risks of bribery, fraud and corruption. Due to the scale of the Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s operations, bribery, fraud and corruption both internally and externally may be more difficult to detect and any violations of the US Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010 (as amended) or other relevant anti-bribery, anti-corruption or anti-money laundering legislation may have a material adverse effect as described above. Further, penalties imposed on their partners in a joint arrangement or members in an associate for violations unrelated to the Shell Group, the BG Group and, if the Combination completes, the Combined Group could materially impact the ability of such partners or members to fulfil their contractual commitments to, and thereby result in a material adverse effect on the business, results of operations and financial condition of, the Shell Group, the BG Group and, if the Combination completes, the Combined Group. For example, while BG has not been directly involved in the investigations related to Petrobras, the BG Group, and, if the Combination completes, the Combined Group may be exposed to a material adverse effect arising from such investigations since Petrobras is a material joint arrangement partner for the BG Group in Brazil.

Similarly, the Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s joint arrangements and associates are by virtue of their activities, subject to a substantial number of trade controls, which regulate the movement of items or the provision of services or technologies across national boundaries and restrict or prohibit trade and other dealings with certain parties, and data protection laws and regulations. Therefore, despite any compliance systems and procedures in place, they are exposed to a significant risk of violations, which could also have a material adverse effect as described above.

23

PART B	RISKS RELATING TO THE COMBINATION

1.	Completion of the Combination is subject to a number of Conditions which may not be satisfied or waived and may result in the Combination’s completion being delayed or the Combination not completing.

The Scheme is subject to the Conditions and further terms and conditions set out in the Scheme Document. These Conditions include: (i) the receipt of certain antitrust and foreign investment approvals, other regulatory consents and waivers or non-exercise of any termination rights, pre-emption rights, rights of first refusal or similar rights in a number of jurisdictions; (ii) the BG Meetings being held no later than the 22nd day after the expected date of the BG Meetings set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); (iii) the approval of the Scheme and the special resolution authorising the BG Directors to implement the Scheme and the amendment of the BG articles of association by the requisite majorities of BG Shareholders at the BG Meetings; (iv) the approval of the Shell Resolution by the Shell Shareholders at the Shell General Meeting; (v) the Scheme being sanctioned by the Court no later than the 22nd day after the expected date of the Court Hearing set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); and (vi) the Scheme becoming effective no later than the Long Stop Date.

There is no guarantee that the Conditions will be satisfied in the necessary time frame (or waived, if applicable) and the Combination may, therefore, be delayed or not complete. Delay in completing the Combination will prolong the period of uncertainty for the Shell Group and the BG Group and both delay and failure to complete may result in the accrual of additional and, in the case of a failure to complete, wasted costs to their businesses (for example, there may be an increase in costs or, in the case of a failure to complete, waste of costs already incurred / expensed in relation to the preparation and issue of documentation, the financing of the Combination (in particular, the pre-funding of the cash portion of the Consideration resulting in Shell holding a materially higher than usual cash balance) or other elements of the planning and implementation of the Combination) without any of the potential benefits of the Combination having been achieved. In addition, Shell’s and BG’s management would have spent time in connection with the Combination which could otherwise have been spent more productively in connection with the other activities of the Shell Group and the BG Group, as applicable. Shell may also, to the extent a Break Payment Event occurs, be liable for the payment of £750 million to BG. Therefore, the aggregate consequences of a material delay or failure in completing the Combination may have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, in the case of a delay only, the Combined Group.

Shell’s ability to invoke a Condition to the Combination to delay the Combination beyond the Long Stop Date or cause the Combination not to complete is subject to the Panel’s consent. The Panel will need to be satisfied that the underlying circumstances are of “material significance” to Shell in the context of the Combination and this is a high threshold to fulfil. Consequently, there is a significant risk that Shell may be required to complete the Combination even where certain Conditions have not been satisfied (for example, not all of the Regulatory Conditions or consents from commercial counterparties have been obtained) or where a material adverse change has occurred to the BG Group. It may also be the case that certain Conditions may only be satisfied subject to onerous conditions or undertakings. If the events in this paragraph were to occur, they might result in additional costs and / or the delay or the failure to realise the financial benefits and synergies identified by the parties. Proceeding to complete the Combination without particular clearances and consents from third parties, which may include governments, regulators, associates and commercial counterparties, may impact the Combined Group’s future strategy and operations, result in the imposition of penalties, fines and other criminal and civil sanctions, the termination or variation of contracts and, potentially, the loss of concessions or assets and may cause damage to the Combined Group’s reputation and business relationships with governments, regulators and counterparties. If these events were to occur, there may be a material adverse effect on the business, results of operations and financial condition of the Combined Group and the market price of the Shell Shares.

2.	The Combined Group’s success will be dependent upon its ability to integrate the Shell Group and the BG Group and deliver the value of the combined underlying businesses and successfully execute the planned disposal programme; the financial benefits and synergies expected from the Combination may not be fully achieved.

The Combined Group’s future prospects will, in part, be dependent upon the Combined Group’s ability to integrate the Shell Group and the BG Group successfully and completely, without disruption to the existing

24

business. Value delivery from a number of key jurisdictions, including, the BG Group’s assets in Australia and Brazil, as well as integration of the BG Group’s LNG Shipping and Marketing business and trading activities and successful execution of the substantial disposals that the Combined Group is expected to make following completion of the Combination are, in particular, critical to the overall success of the Combined Group. Subject to achieving what the Shell Board considers to be reasonable value for the relevant operations, Shell expects such disposals to reach $30 billion during 2016 to 2018.

Unanticipated events, liabilities, tax impacts or unknown pre-existing issues may arise which could result in the costs of integration being higher and the realisable benefits being lower than expected, resulting in a material adverse effect on the operations, prospects and financial condition of the Combined Group. No assurance can be given that the integration process will deliver all the expected benefits within the assumed time frame or that the full $30 billion of disposals will be made as planned.

The Combined Group will face challenges when integrating the business, including, among others, ways of working, standardising policies and procedures, processes and systems and retaining key employees of the Combined Group and the corporate memory of the BG Group. If the Combined Group does not properly manage these challenges, they may affect the effective running of the business in the ordinary course and the efficient allocation, including redeployment, of resources in the Combined Group.

3.	The Shell Group and the BG Group depend and, if the Combination completes, the Combined Group will depend, on their ability to attract, retain and motivate key employees with the necessary skills.

The Shell Group, the BG Group and, if the Combination completes, the Combined Group, must continue to attract, retain and motivate key employees in order to succeed and safeguard their performance, operations and future growth. Competition for suitably skilled personnel in the oil and gas industry is intense and the Shell Group, the BG Group, and, if the Combination completes, the Combined Group may lose key employees, among other things, to competitors. If the Shell Group, the BG Group, and the Combined Group fail to maintain adequate levels of remuneration and / or are not able to find employees with the necessary skills, it could have a material adverse effect on their business, results of operations and financial condition.

4.	The uncertainties about the effects of the Combination could have a materially adverse effect on the Shell Group, the BG Group, and, if the Combination completes, the Combined Group.

Uncertainty about the effects of the Combination, including effects on employees, host governments, partners, contractors, regulators, suppliers and customers, may have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group. These uncertainties could cause parties that have business or other relationships with the Shell Group or the BG Group to defer the consummation of other transactions or other decisions concerning the business of the Shell Group, the BG Group and, if the Combination completes, the Combined Group, or to seek to change their existing business or other relationships with the Shell Group or the BG Group. The Combined Group will need to take action to prevent or minimise any detrimental impact of the Combination and the integration process on its relationships with employees, host governments, partners, contractors, regulators, suppliers and customers of the Shell Group and the BG Group, to avoid such a material adverse effect.

5.	Existing Shell Shareholders will own a smaller percentage of Shell than they currently own.

If the Combination completes, existing Shell Shareholders will own a smaller percentage of Shell than they currently own. Existing Shell Shareholders will own approximately 81% of the outstanding Shell Shares.12 As a consequence, the number of voting rights which can be exercised and the influence which may be exerted by them in respect of the Combined Group will be reduced.

6.	Shell will bear an exchange rate risk on the Pound Sterling cash consideration offered

The cash component of the Consideration is denominated in Pound Sterling. This creates for the Shell Group, which reports in US Dollars, an exchange rate exposure which may have a material adverse effect on the financial condition of the Shell Group and, if the Combination completes, the Combined Group. If Pound Sterling appreciates significantly in value against the US Dollar, the cash component of the

[12]	Please see paragraph 9 of Part VII (Additional information) for details of how these dilution estimates were calculated.

25

Consideration will materially increase for Shell in US Dollar terms. If there is a delay in completing the Combination, the period of exposure to such exchange rate fluctuations will be prolonged. If the Combination fails to complete, the Shell Group may be exposed, especially in the case of declining Pounds Sterling, as it has locked in some of its exchange rate exposure to this Pounds Sterling denominated cash consideration.

PART C	RISKS RELATING TO THE SHELL SHARES

1.	The value of the Shell Shares and the Shell ADSs may fluctuate significantly.

Following completion of the Combination, the Shell Shares and the Shell ADSs will continue to be publicly traded and, as a result of a number of factors and events, including, but not limited to, those referred to in this Part, their market price may be volatile. Some of these events, for example, market conditions, geopolitical developments or the action of competitors, will be outside the control of the Combined Group. The sale of a substantial number of Shell Shares and / or Shell ADSs in the market after completion of the Combination, or the perception that such sales may occur, could depress the market price of the Shell Shares and / or the Shell ADSs.

2.	Shell A Shares and Shell B Shares, and Shell A ADSs and Shell B ADSs, may trade at different prices.

Shell A Shares, Shell B Shares, Shell A ADSs and Shell B ADSs may trade, and have historically traded, at different prices. The difference in price may be based on, among other things: the extent to which BG Shareholders elect for and receive Shell A Shares or Shell B Shares, the fact that dividends to be received by holders of Shell A Shares or Shell A ADSs will have a Dutch source and dividends to be received by holders of Shell B Shares or Shell B ADSs are intended by Shell to have a UK source (pursuant to the Dividend Access Mechanism), differing levels of demand in different markets for reasons external to the Shell Group, such as index inclusion and relative index performance and the type of securities bought back by Shell or issued by it under the Scrip Dividend Programme.

3.	Shell, Shell Transport and, following completion of the Combination, BG may discontinue the Dividend Access Mechanism at any time, at their sole discretion (subject to any regulatory requirements), and there can be no assurance that Shell Transport and, following completion of the Combination, BG will have sufficient distributable reserves to pay any, or their share of any, dividend on the Dividend Access Shares.

Following completion of the Combination and the issue of the BG Dividend Access Share to the Trustee, dividends paid by BG on the BG Dividend Access Share will form part of the Dividend Access Mechanism.

Following completion of the Combination, under their respective articles of association, Shell Transport and BG will each only be able to pay a dividend on their respective Dividend Access Share up to a maximum equal to their respective proportions of the aggregate dividend announced by Shell on the Shell B Shares in respect of the relevant period (with such proportions being calculated by reference to, in the case of Shell Transport, the number of Shell B Shares in existence immediately prior to completion of the Combination and, in the case of BG, the number of Shell B Shares issued as part of the Combination, in each case as against the total number of Shell B Shares in issue immediately following completion of the Combination). Accordingly, in order for the holders of Shell B Shares to receive an amount equal to the full dividend announced on the Shell B Shares in the form of a dividend having a UK source for Dutch tax purposes, a dividend on each Dividend Access Share must in fact be paid by Shell Transport and, following completion of the Combination, by BG from their respective distributable reserves in each case equal to their respective proportions of the dividend announced by Shell on the Shell B Shares. There can be no assurance that Shell Transport and, following completion of the Combination, BG, will have sufficient distributable reserves to pay any dividend on their respective Dividend Access Share or will exercise their discretion to pay such a dividend.

In addition, under the terms of the Trust Deed, if Shell requests them to do so, Shell Transport (and, following completion of the Combination, BG) would be required to redeem the Dividend Access Shares at par value. Further, in accordance with the terms of the Dividend Access Trust, if Shell and Shell Transport (and, following completion of the Combination, BG, as a subsidiary of Shell) (as issuers of the Dividend Access Shares) (acting jointly) request it to do so, and there is no property remaining in the Dividend Access Trust, the Trustee shall dissolve the Dividend Access Trust. The Dividend Access Mechanism may, therefore, be discontinued at any time, for any reason and without financial recompense.

26

If the Dividend Access Mechanism were discontinued, any dividend announced on the Shell B Shares, thereafter, would be paid by Shell and would, therefore, always have a Dutch source rather than a UK source for Dutch tax purposes. Also, if Shell Transport and, following completion of the Combination, BG does not, for any reason, pay a dividend on its respective Dividend Access Share that is equal in amount to its proportion of the dividend announced on the Shell B Shares, a dividend having a Dutch source will be paid by Shell in an amount equal to the difference between the dividend announced on the Shell B Shares and the dividend paid on that Dividend Access Share (with such dividend being paid pro rata to the holders of Shell B Shares).

Holders of Shell B Shares who receive dividends which have a Dutch source are currently subject to Dutch withholding tax at a rate of 15% although, depending on the terms of any applicable treaty for the avoidance of double taxation, they may be eligible to make a claim to reduce the rate at which such Dutch withholding tax is levied or, alternatively, to seek a full or partial refund of such Dutch withholding tax levied.

The statements above made in relation to Shell B Shares will also apply to the dividends received by the Shell ADS Depositary in its capacity as registered holder of Shell B Shares represented by Shell B ADSs.

4.	Shell may not implement its share buyback programme as intended and / or the Scrip Dividend Programme may continue for longer than is currently intended.

Subject to progress with debt reduction and recovery in oil prices, Shell expects to withdraw the Scrip Dividend Programme in 2017 and undertake a share buyback programme of at least $25 billion in the period 2017 to 2020. Shell expects this buyback programme to offset the shares issued under the Scrip Dividend Programme and to significantly reduce the equity issued in connection with the Combination. There may be circumstances in which Shell does not implement the share buyback programme due to factors such as market conditions and the cash needs of the Combined Group. Due to the same factors, the Scrip Dividend Programme may continue for longer than is currently intended. If implemented, the share buyback programme may not have, or may only to a limited extent have, the desired effect (for example, where there is a delay in withdrawing the Scrip Dividend Programme). In addition, Shell intends to buy back the cheaper of the Shell A Shares and Shell B Shares from Shell’s perspective. Consequently, not all holders of Shell Shares may receive the full benefits of the share buyback programme.

5.	Shell Shareholders may not receive a return on their investment or may receive a negative return and lose some or all of the capital invested.

Shell’s performance and financial condition will be, following completion of the Combination, dependent on the trading of the members of the Combined Group. Following completion of the Combination, if dividends on Shell Shares are to be maintained at the same levels as before the completion of the Combination, additional cash resources and distributable reserves will be required to cover the dividend payments due to the increase in the number of Shell Shares in issue.

Shell intends to pay dividends of $1.88 per Shell Share in 2015 and at least that amount in 2016. However, when setting the dividend, the Shell directors look at a range of factors, including the macro-environment, the current balance sheet and future investment plans. Furthermore, Shell’s ability to pay dividends in 2015, 2016 and thereafter will depend, among other things, on the distributable reserves, if any, of its subsidiaries and other interests. Certain of these subsidiaries and other interests may, from time to time, be subject to restrictions on their ability to make distributions to Shell or return cash to it by other means and this could have a material adverse effect on the market price of Shell Shares. There is, therefore, no guarantee that Shell Shareholders will receive a return on their investment and they may receive a negative return and lose some or all of the capital invested.

27

PART III

PRESENTATION OF INFORMATION

1.	Website and media information

The contents of Shell’s website (www.shell.com) and BG’s website (www.bg-group.com), the contents of any website accessible from hyperlinks on such websites or any other website referred to in this Circular do not form part of this Circular and Shell Shareholders and Shell ADS Holders should not rely on them.

Furthermore, Shell does not accept any responsibility for the accuracy or completeness of any information reported by the press or other media, or the fairness or appropriateness of any forecasts, views or opinions expressed by the press or other media regarding the Combination, the Shell Group, the BG Group and/or the Combined Group. Shell, the Shell directors, the Shell Group, Bank of America Merrill Lynch, Lazard or other persons involved in the Combination make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication.

2.	Forward looking statements

This Circular contains certain forward looking statements with respect to the financial condition, results of operations and businesses of the Shell Group and the BG Group, and certain plans and objectives of Shell with respect to the Combined Group, including those in Part I (Letter from the Chairman of Shell) and Part II (Risk factors).

All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Forward looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward looking statements include, among other things, statements concerning the potential exposure of the Shell Group, the BG Group and the Combined Group to market risks, statements as to accretion and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, return on average capital employed, production and prospects. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases.

There are a number of factors that could affect the future operations of the Shell Group, the BG Group and the Combined Group and that could cause results to differ materially from those expressed in the forward looking statements included in this Circular, including (without limitation): (i) price fluctuations in crude oil and natural gas; (ii) changes in demand for the Shell Group’s, the BG Group’s and the Combined Group’s respective products; (iii) currency fluctuations; (iv) drilling and production results; (v) reserves estimates; (vi) loss of market share and industry competition; (vii) environmental and physical risks; (viii) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (ix) the risk of doing business in developing countries and countries subject to international sanctions; (x) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (xi) economic and financial market conditions in various countries and regions; (xii) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement of shared costs; and (xiii) changes in trading conditions.

All forward looking statements contained in this Circular are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Readers should specifically consider the factors identified in this Circular that could cause actual results to differ before taking any action in respect of the Combination. All of the forward looking statements made in this Circular are qualified by these cautionary statements. Specific reference is made to Part I (Letter from the Chairman of Shell) and Part II (Risk factors).

Each forward looking statement speaks only as of the date it was made. None of Shell, the Shell Group or the BG Group undertakes any obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise except to the extent legally required and, in particular, Shell will comply with its obligation to publish supplementary circulars containing further updated information as required by law or by a regulatory authority and, in particular, its obligations under the Prospectus Rules, the Listing Rules and the Disclosure and Transparency Rules (as appropriate). In light of

28

these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this Circular.

The statements above relating to forward looking statements should not be construed as a qualification on the opinion as to working capital set out in paragraph 5 of Part VII (Additional information).

3.	No forecasts or estimates

No statement in this Circular (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period.

Accretion statements or statements as to the effect of the Combination on free cash flow per share, earnings per share, cash flow from operations per share, or return on average capital employed, should not be construed as profit forecasts and are, therefore, not subject to the requirements of Rule 28 of the City Code.

No statement in this Circular should be interpreted to mean that free cash flow per share, earnings, earnings per share or income, cash flow from operations per share or return on average capital employed for the Shell Group, the BG Group and/or the Combined Group, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings, earnings per share or income, cash flow from operations, free cash flow or return on average capital employed for the Shell Group or the BG Group, as appropriate.

4.	Pro forma financial information relating to the Combined Group

In this Circular, any reference to pro forma financial information is to information which has been extracted without material adjustment from the unaudited pro forma financial information contained in Part V (Unaudited pro forma financial information). The unaudited pro forma information consists of a pro forma income statement for the financial year ended 31 December 2014 and a pro forma net assets statement as at 30 September 2015 relating to the Combined Group. These have been prepared in accordance with Listing Rule 13.3.3R and in a manner consistent with the accounting policies and presentation adopted by the Shell Group in relation to the consolidated financial statements for the year ended 31 December 2014 and the unaudited condensed consolidated interim financial statements for the nine months ended 30 September 2015.

The unaudited pro forma financial information has been prepared for illustrative purposes only to illustrate the effect on the Shell Group’s income statement and net asset statement of its acquisition of the BG Group as if it had taken place on 1 January 2014, in the case of the income statement, and on 30 September 2015, in the case of the net assets statement. Due to its nature, the unaudited pro forma income statement and unaudited pro forma net assets statement address a hypothetical situation. They do not represent the Shell Group’s actual financial position or results, or what the Combined Group’s actual financial position or results would have been if the Combination had completed on the dates indicated.

5.	Other information relating to the BG Group

This Circular contains information regarding the BG Group which has been accurately reproduced from the information provided to Shell by BG for inclusion in this Circular, the BG 2014 Annual Report, the BG 2013 Annual Report and/or the BG 2012 Annual Report. As far as Shell is aware and is able to ascertain from information published by BG or otherwise provided to Shell by BG, no facts have been omitted that would render the reproduced information inaccurate or misleading.

6.	Synergies

The synergy numbers are unaudited and are based on analysis by Shell’s management and on Shell’s internal records. Further information underlying the Quantified Financial Benefits Statement is contained in paragraph 7 of Part VII (Additional information).

7.	Sources and bases

Information on sources and bases is provided in paragraph 9 of Part VII (Additional information).

8.	Defined terms

The meanings of defined terms used in this Circular are set out in Part VIII (Definitions).

29

PART IV

HISTORICAL FINANCIAL INFORMATION RELATING TO THE BG GROUP

PART A

The audited consolidated financial statements of the BG Group for the financial years ended 31 December 2014, 2013 and 2012 included in the BG 2014 Annual Report (as originally published), BG 2013 Annual Report (as originally published) and BG 2012 Annual Report (save that the financial information relating to the BG Group for the financial year ended 31 December 2012 has been extracted from the restated comparatives presented in the consolidated financial statements of the BG Group for the year ended 31 December 2013), together with the auditors’ reports thereon and the notes thereto, and the BG Group’s unaudited interim results for the nine months ended 30 September 2015 and 30 September 2014, are incorporated by reference into this Part from Part B of Part XI (Financial information in relation to BG and the BG Group) of the Prospectus.

PART B

Unaudited reconciliations of the BG Group financial information to the Shell Group’s accounting policies

The following unaudited reconciliations summarise the material adjustments which reconcile the BG Group’s income/(loss) for the nine-month period to 30 September 2015 and each of the three years ended 31 December 2014, 2013 and 2012; as well as the net assets (total equity) as at 30 September 2015, and as at 31 December of the three years 2014, 2013 and 2012, as previously reported by the BG Group to estimates of those that would have been reported had the BG Group applied the accounting policies used by the Shell Group in the preparation of its consolidated financial statements for the year ended 31 December 2014.

These differences relate to methods for recognition and measurement of the amounts shown in the consolidated financial statements. The reconciliation does not seek to reflect any changes to the judgements made by the directors of BG in preparing the underlying BG Group financial information and does not reflect any fair value adjustments which the Shell Board will need to make as a result of the Combination or would have made had the Combination happened at any other date during the historical period shown.

The following unaudited reconciliations present the effect of the material differences between the BG Group’s accounting policies and the Shell Group’s accounting policies; the adjustment to net assets (total equity) is a cumulative adjustment whereas the net income adjustment represents the effect for the accounting period only and therefore does not correspond with the net assets adjustment amount for the corresponding accounting period.

A	Unaudited reconciliation of the BG Group’s income/(loss) for the period

($) (MILLION)

		Nine months to 30 September	Year ended 31 December
	Note	2015	2014	2013	2012
Profit/(loss) for the period as reported by the BG Group	1	2,363	(1,044)	2,450	4,617
Accounting policy adjustments:
Accounting for uncertain tax positions	2	(14)	144	85	(31)
Income/(loss) for the period of the BG Group under the Shell Group’s accounting policies	3	2,349	(900)	2,535	4,586

B	Unaudited reconciliation of the BG Group’s net assets (total equity)

($) (MILLION)

		As at 30 September	As at 31 December
	Note	2015	2014	2013	2012
Group net assets (total equity) as reported by the BG Group	1	29,486	29,140	31,960	32,948
Accounting policy adjustments
Accounting for uncertain tax positions	2	649	663	519	434
Total equity of the BG Group under the Shell Group’s accounting policies		30,135	29,803	32,479	33,382

30

Notes:

1.	The consolidated profit/(loss) of the BG Group for the nine months ended 30 September 2015 and consolidated net assets of the BG Group as at 30 September 2015 have been extracted without material adjustment from the BG Q3 2015 Results.

The consolidated profit/(loss) of the BG Group for the years ended 31 December 2014 and 2013 and consolidated net assets of the BG Group as at 31 December 2014 and 2013 have been extracted without material adjustment from the BG Group’s consolidated financial statements for each of the respective years. The consolidated profit/(loss) of the BG Group for the year ended 31 December 2012 and consolidated net assets of the BG Group as at 31 December 2012 have been extracted without material adjustment from the restated comparatives presented in the BG 2013 Annual Report.

2.	The adjustment reflects a difference in accounting policy applied by the Shell Group and the BG Group in relation to provisions for uncertain tax positions. Shell Group policy is to recognise a tax provision where the likelihood of loss is more likely than not, and to measure the tax provision on the basis of the most likely extent of that loss. BG Group policy is to recognise a tax provision on the basis of a probability-based weighted average. The adjustment to net assets reflects the difference under the Shell Group and BG Group accounting policies for each uncertain tax position as at each period end date. The adjustment to net income is the difference between the current year and the prior year uncertain tax position.

3.	The profit/(loss) for the year as reported by the BG Group is equivalent to the income/(loss) for the period as reported by the Shell Group following adjustments for accounting policy differences, as further explained in Part V (Unaudited pro forma financial information).

Significant Accounting Policies – Depreciation

The Shell Group and the BG Group both apply the unit of production (“UoP”) method of depreciation to assets which have a useful life that is related to oil and gas reserves. However, the reserves base used in their respective UoP calculation is measured differently. BG Group oil and gas reserves are measured under the PRMS definition, whereas the Shell Group applies the SEC reserves definition. This results in a different basis for estimating the UoP depreciation which has not been reflected in the reconciliation above as it does not represent a difference in accounting policy or judgment.

Similarly, the BG Group depreciates Upstream unconventional assets over its total proved plus probable reserves and Upstream conventional assets over its total proved developed reserves (except for acquired interests and for facilities which use total proved reserves). The Shell Group generally depreciates Upstream assets over its proved developed reserves. This is also considered to be a difference in estimating the depreciation basis of assets, and not a difference in accounting policy or judgment. Consequently, it is also not reflected in the reconciliations above.

31

PART C

Accountant’s report on the unaudited reconciliations of the consolidated financial information of the BG Group

The Directors

Royal Dutch Shell plc

Shell Centre

London

United Kingdom

SE1 7NA

Merrill Lynch International

2 King Edward Street

London

United Kingdom

EC1A 1HQ

22 December 2015

Dear Sirs

Royal Dutch Shell plc (“Shell”) and its subsidiaries (the “Shell Group”): Proposed acquisition of BG Group plc (“BG”, with BG and its subsidiaries being the “BG Group”)

We report on the unaudited reconciliations of the BG Group financial information to the Shell Group’s accounting policies (the “Reconciliations”) of the consolidated net income for each of the years ended 31 December 2014, 2013 and 2012 and of the net assets as at 31 December 2014, 2013 and 2012, together the “Financial Information”, as previously reported in the financial statements of the BG Group prepared under International Financial Reporting Standards (as adopted by the EU), showing the adjustments necessary to restate it on the basis of the Shell Group’s accounting policies used in preparing the Shell Group’s last set of annual consolidated financial statements, set out in Part B of Part IV of the (Historical financial information relating to the BG Group) of Shell’s Circular dated 22 December 2015 (the “Circular”). This report is required by Listing Rule 13.5.27R(2)(a) of the United Kingdom Listing Authority and is given for the purpose of complying with that Listing Rule and for no other purpose.

We express no opinion on the unaudited reconciliations of the BG Group financial information to the Shell Group’s accounting policies of the consolidated net income for the nine months ended 30 September 2015 and of the net assets as at 30 September 2015.

Responsibilities

It is the responsibility of the directors of Shell (the “Directors”) to prepare the Reconciliations in accordance with Listing Rule 13.5.27R(2)(a).

It is our responsibility to form an opinion, as required by Listing Rule 13.5.27R(2)(a), as to whether:

a)	the Reconciliations have been properly compiled on the basis stated; and

b)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Shell Group’s accounting policies,

and to report that opinion to you.

32

The Reconciliations are based on the audited consolidated balance sheets as at 31 December 2014, 2013 and 2012 and consolidated income statements for each of the years then ended of the BG Group which were the responsibility of the directors of BG and the audited consolidated balance sheets and consolidated income statements were audited by Ernst & Young. We do not accept any responsibility for any of the historical financial statements of the BG Group, nor do we express any opinion on those financial statements.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of Shell as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of checking whether the unadjusted Financial Information of the BG Group has been accurately extracted from an appropriate source, assessing whether all adjustments necessary for the purpose of presenting the Financial Information on a basis consistent in all material respects with the Shell Group’s accounting policies have been made, examination of evidence supporting the adjustments in the Reconciliations and checking the arithmetical accuracy of the calculations within the Reconciliations.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Reconciliations have been properly compiled on the basis stated and that the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Shell Group’s accounting policies.

Opinion

In our opinion:

a)	the Reconciliations have been properly compiled on the basis stated; and

b)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Shell Group’s accounting policies.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

33

PART V

UNAUDITED PRO FORMA FINANCIAL INFORMATION

PART A

Unaudited pro forma financial information relating to the Combined Group

The unaudited pro forma income statement of the Combined Group has been prepared based on the consolidated statement of income of the Shell Group for the year ended 31 December 2014 and the consolidated income statement of the BG Group for the year ended 31 December 2014 to illustrate the effect on the income statement of the Shell Group of the Combination as if it had taken place as at 1 January 2014.

The unaudited pro forma statement of net assets of the Combined Group has been prepared based on the unaudited consolidated balance sheet of the Shell Group as at 30 September 2015 and the unaudited consolidated balance sheet of the BG Group as at 30 September 2015 to illustrate the effect on the net assets of the Shell Group of the Combination as if it had taken place as at 30 September 2015.

The unaudited pro forma income statement of the Combined Group and the unaudited pro forma statement of net assets of the Combined Group together form the unaudited pro forma financial information.

The unaudited pro forma financial information set out in this Part has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Shell Group’s or the Combined Group’s actual results or financial condition.

The unaudited pro forma financial information has been prepared on a consistent basis with the accounting policies and presentation adopted by the Shell Group in relation to the consolidated financial statements for the year ended 31 December 2014 and the unaudited condensed consolidated interim financial statements for the nine months ended 30 September 2015 on the basis of the notes set out below and in accordance with Listing Rule 13.3.3R. The adjustments in the unaudited pro forma financial information are expected to have a continuing impact on the Combined Group, unless stated otherwise.

Furthermore, the unaudited pro forma financial information set out in this Part does not constitute statutory accounts within the meaning of section 434 of the CA 2006.

34

Unaudited pro forma income statement relating to the Combined Group

UNAUDITED PRO FORMA INCOME STATEMENT

($) (MILLION)

		Adjustments
	Shell Group income statement for the year ended 31 December 2014	BG Group income statement for the year ended 31 December 2014 (as reconciled)	Acquisition accounting adjustments	Pro forma income statement of the Combined Group for the year ended 31 December 2014
	Note (i)	Note (ii)	Note (iii)
Revenue	421,105	19,586	—	440,691
Share of profit of joint ventures and associates	6,116	166	—	6,282
Interest and other income	4,123	1,483	—	5,606

Total revenue and other income	431,344	21,235	—	452,579
Purchases	327,278	3,537	—	330,815
Production and manufacturing expenses	30,038	6,381		36,419
Selling, distribution and administrative expenses	13,965	138	741	14,844
Research and development	1,222	90	—	1,312
Exploration	4,224	751	—	4,975
Depreciation, depletion and amortisation	24,499	11,755	—	36,254
Interest expense	1,804	906	—	2,710

Income before taxation	28,314	(2,323)	(741)	25,250
Taxation	13,584	(1,423)	248	12,409

Income/(loss) for the period	14,730	(900)	(989)	12,841
Income/(loss) attributable to non-controlling interest	(144)	—	—	(144)

Income/(loss) attributable to the company’s shareholders	14,874	(900)	(989)	12,985

Notes:

(i)	The Shell Group income statement has been extracted without material adjustment from the audited consolidated statement of income within the financial statements of the Shell Group for the year ended 31 December 2014.
(ii)	The BG Group income statement is based on the consolidated income statement of the BG Group for the year ended 31 December 2014 extracted without material adjustment from the audited consolidated income statement within the financial statements of the BG Group for the year ended 31 December 2014 as set out at Part B of Part XI (Financial information in relation to BG and the BG Group) of the Prospectus, as adjusted to apply the accounting policies adopted by the Shell Group. A reconciliation is presented below:

35

UNAUDITED RECONCILIATION OF BG GROUP CONSOLIDATED INCOME STATEMENT UNDER SHELL GROUP ACCOUNTING POLICIES AND INCOME STATEMENT PRESENTATION FOR THE YEAR ENDED 31 DECEMBER 2014

($) (MILLION)

The BG Group’s income statement line items	The BG Group’s Income statement (as reported) Note (a)	The Shell Group’s income statement line items	The BG Group’s income statement under the Shell Group’s income statement line items Note (b)	Accounting policy adjustments Note (c)	Reclassifications of line items to align with the Shell Group‘s accounting policies and presentation Note (d)	BG Group income statement under the Shell Group’s accounting policies and presentation
Group Revenue	19,289	Revenue	19,289	—	297	19,586
Share of post-tax results from joint ventures and associates	166	Share of profit of joint ventures and associates	166	—	—	166
Other operating income	660
Finance income	153

	813	Interest and other income	813	—	670	1,483

		Total revenue and other income	20,268	—	967	21,235
Profit/(Loss) for the year from discontinued operations	7
Operating costs	(13,572)

	(13,565)	Purchases	13,565	—	(10,028)	3,537
		Production and manufacturing expenses	—	—	6,381	6,381
		Selling, distribution and administrative expenses	—	—	138	138
		Research and development	—	—	90	90
		Exploration	—	—	751	751
Profits and losses on disposal of non-current assets and impairments	(8,120)	Depreciation, depletion and amortisation	8,120	—	3,635	11,755
Finance costs	(906)	Interest expense	906	—	—	906

		(Loss)/income before taxation	(2,323)	—	—	(2,323)
Taxation	1,279	Taxation	(1,279)	(144)	—	(1,423)

Profit/(loss) for the year	(1,044)	(Loss)/income for the period	(1,044)	144	—	(900)
		(Loss)/income attributable to non-controlling interest	—	—	—	—

		(Loss)/income attributable to the company’s shareholders	(1,044)	144	—	(900)

Notes:

(a)	The BG Group’s income statement line items are directly extracted without material adjustment from the BG Group’s consolidated income statement for the year ended 31 December 2014 which is set out at Part XI (Financial information in relation to BG and the BG Group) of the Prospectus. The order of the line items may be different from those in the BG Group consolidated income statement to allow each line to be matched to the presentational format of the Shell Group’s consolidated income statement.
(b)	This reflects the BG Group’s consolidated income statement for the year ended 31 December 2014 reformatted under the Shell Group’s headings.
(c)

This reflects the difference in accounting policy between the Shell Group and the BG Group in respect of uncertain tax positions. The $144m additional tax credit arises when applying Shell Group’s policy of recognising a tax provision where

36

the likelihood of loss is more likely than not, and of measuring the tax provision on the basis of the most likely extent of that loss, to the tax charge previously reported by BG Group, which was determined under a policy of recognising a tax provision on the basis of probability-based weighted average. This is the only accounting policy alignment which impacts income/(loss) for the year, as consistent with the alignment of accounting policies set out in Part B of Part IV (Historical financial information relating to the BG Group).
(d)	The following reclassifications were made to reflect the difference in accounting treatment and presentation under Shell Group policy as opposed to the BG Group:

1.	Interest and other income has increased by $670m to reflect:
•	an increase of $967m, as net gains on sale of non-current assets have been reclassified from depreciation, depletion and amortisation to interest and other income (this is to reflect the Shell Group’s presentation of gains/loss on disposals); and
•	a decrease of $297m, as remeasurement of commodity-based contracts was reclassified to revenue (to reflect the Shell Group’s presentation).

2.	Purchases have decreased by $10,028m to reflect allocations of $6,250m to production and manufacturing expenses, $138m to selling, distribution and administrative expenses, $90m to research and development, $751m to exploration and $2,799m to depreciation, depletion and amortisation (all to reflect the Shell Group’s presentation of such items).

3.	Production and manufacturing expenses have increased by a further $131m (further to the $6,250m in note (d) 2) as write off and provisions for exceptional items have been reclassified out of depreciation, depletion and amortisation in to production and manufacturing expenses (as this is not considered sufficiently material to require separate presentation).

(iii, a)	No pro forma impairment charge has been applied to the goodwill balance (arising from the acquisition accounting as set out in the pro forma statement of net assets below) in the period presented. No additional depreciation and amortisation charge has been applied for the IFRS 3 Business Combinations fair values of intangible assets and property, plant and equipment, as the fair value adjustments are considered impractical to do at the Latest Practicable Date.

For the purposes of the unaudited pro forma income statement, transaction costs expected to be incurred by the Shell Group of $467m and transaction costs expected to be incurred by the BG Group of $161m as well as change in control costs and landholder tax (totalling in combination $113m) have been reflected as an expense. In addition, non-resident capital gains taxes (totalling $248m) have been reflected as income taxes. These costs are not expected to be incurred on an ongoing basis in the Combined Group. The calculation of taxes to be paid as part of the transaction includes a number of assumptions. Accordingly, the final taxes paid post completion may be different. Completion of the Combination will trigger an accelerated vesting of some of the BG Share Plans. As at the Latest Practicable Date, it is not possible to estimate these costs as the valuation is pending future decisions and events. Accordingly, they have not been included in the pro forma financial statements in this Circular.

(iii, b)	While the Shell Group and the BG Group trade with each other, no adjustment has been made to eliminate such inter-group trading as its impact is not considered material.
(iii, c)	No adjustment has been made to reflect any synergies that may arise subsequent to the transaction as these are dependent upon the future actions of management.
(iii, d)	No adjustment has been made to reflect the financial results of either the BG Group or the Shell Group since 31 December 2014.

37

Unaudited pro forma statement of net assets relating to the Combined Group

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

($) (MILLION)

		Adjustments
	Shell Group net assets as at 30 September 2015 (as reported) Note (i)	BG Group net assets as at 30 September 2015 (as reconciled) Note (ii)	Acquisition accounting adjustments Note (iii)	Pro forma net assets of the Combined Group as at 30 September 2015
Assets
Intangible assets	6,300	—	22,864	29,164
Property, plant and equipment	181,681	39,538	—	221,219
Joint ventures and associates	30,940	4,041	—	34,981
Investments in securities	3,573	—	—	3,573
Deferred tax	10,258	2,837	—	13,095
Retirement benefits	2,366	213	—	2,579
Trade and other receivables	8,331	1,329	—	9,660

Non-current assets	243,449	47,958	22,864	314,271

Inventories	19,276	1,175	—	20,451
Trade and other receivables	49,130	4,404	—	53,534
Cash and cash equivalents	31,846	6,324	(20,558)	17,612

Current assets	100,252	11,903	(20,558)	91,597

Total assets	343,701	59,861	2,306	405,868

Liabilities
Debt	50,438	15,276	—	65,714
Trade and other payables	4,510	774	—	5,284
Deferred tax	9,935	3,114	—	13,049
Retirement benefits	14,557	70	—	14,627
Decommissioning and other provisions	25,110	5,327	—	30,437

Non-current liabilities	104,550	24,561	—	129,111

Debt	5,149	416	—	5,565
Trade and other payables	55,230	4,293	—	59,523
Taxes payable	10,378	456	—	10,834
Retirement benefits	359	—	—	359
Decommissioning and other provisions	5,553	—	—	5,553

Current liabilities	76,669	5,165	—	81,834

Total liabilities	181,219	29,726	—	210,945

Total net assets	162,482	30,135	2,306	194,923

Notes:

(i)	The Shell Group net assets have been extracted without material adjustment from the Shell Q3 2015 Results.
(ii)	The BG Group net assets are based on the consolidated balance sheet of BG as at 30 September 2015 extracted without material adjustment from the BG Q3 2015 Results, as adjusted to apply the accounting policies adopted by the Shell Group. A reconciliation is presented below:

38

UNAUDITED RECONCILIATION OF THE BG GROUP’S CONSOLIDATED NET ASSETS UNDER THE SHELL GROUP’S ACCOUNTING POLICIES AND BALANCE SHEET PRESENTATION AS AT 30 SEPTEMBER 2015

($) (MILLION)

The BG Group’s balance sheet line items	The BG Group’s balance sheet line items (as reported) Note (a)	The Shell Group’s balance sheet line items	The Shell Group’s balance sheet line items Note (b)	Accounting policy adjustments Note (c)	Reclassifications of line items to align with Shell Group’s accounting policies and presentation Note (d)	The BG Group’s balance sheet under the Shell Group’s accounting policies and presentation
		Assets
Intangible assets	3,359	Intangible assets	3,359	—	(3,359)	—
Property, plant and equipment	36,179	Property, plant and equipment	36,179	—	3,359	39,538
Investments	4,041	Joint ventures and associates	4,041	—	—	4,041
Deferred tax assets	2,837	Deferred tax	2,837	—	—	2,837
Retirement benefit surplus	213	Retirement benefits	213	—	—	213
Commodity contracts and other derivative financial instruments	252
Trade and other receivables	1,077

	1,329	Trade and other receivables	1,329	—	—	1,329

		Non-current assets	47,958	—	—	47,958

Inventories	1,175	Inventories	1,175	—	—	1,175
Trade and other receivables	4,116
Current tax receivable	154
Commodity contracts and other derivative financial instruments	134

	4,404	Trade and other receivables	4,404	—	—	4,404
Cash and cash equivalents	6,324	Cash and cash equivalents	6,324	—	—	6,324

		Current assets	11,903	—	—	11,903

		Total assets	59,861	—	—	59,861

		Liabilities
Borrowings	(15,276)	Debt	15,276	—	—	15,276
Trade and other payables	(168)
Commodity contracts and other derivative financial instruments	(606)

	(774)	Trade and other payables	774	—	—	774
Deferred tax liabilities	(3,114)	Deferred tax	3,114	—	—	3,114
Retirement benefit obligations	(70)	Retirement benefits	70	—	—	70
Provisions for other liabilities and charges	(5,327)	Decommissioning and other provisions	5,327	—	—	5,327

		Non-current liabilities	24,561	—	—	24,561

Borrowings	(416)	Debt	416	—	—	416
Trade and other payables	(4,133)
Commodity contracts and other derivative financial instruments	(160)

	(4,293)	Trade and other payables	4,293	—	—	4,293
Current tax liabilities	(1,105)	Taxes payable	1,105	(649)	—	456

		Current liabilities	5,814	(649)	—	5,165

		Total liabilities	30,375	(649)	—	29,726

Net assets	29,486	Total equity	29,486	649	—	30,135

39

Notes:

(a)	BG Group balance sheet line items are directly extracted without material adjustment from the BG Group consolidated balance sheet as at 30 September 2015 as set out in Part XI (Financial information in relation to BG and the BG Group) of the Prospectus. The order of the line items may be different from those in the BG Group’s consolidated balance sheet to allow each line to be matched to the presentational format of the Shell Group’s consolidated balance sheet
(b)	This reflects the BG Group’s consolidated balance sheet as at 30 September 2015 reformatted under Shell Group’s headings
(c)	This adjustment reflects the difference in accounting policy between the BG Group and the Shell Group in respect of uncertain tax positions. The $649m as adjusted under the Taxes payable line item arises when applying the Shell Group’s policy of recognising a tax provision where the likelihood of loss is more likely than not, and of measuring the tax provision on the basis of the most likely extent of that loss, to the tax charge previously reported by the BG Group, which was determined under a policy of recognising a tax provision on the basis of probability based weighted average. This is the only accounting policy alignment which impacts total equity as at 30 September 2015, as consistent with the alignment of accounting policies set out in Part B of Part IV (Historical financial information relating to the BG Group).
(d)	Recategorisation of certain balance sheet items in order to present the BG Group’s consolidated balance sheet on a consistent basis to the Shell Group. This involved the reclassification of capitalised exploration expenditure of $3,359 million in intangible assets to property, plant and equipment
(iii, a)	The unaudited pro forma statement of net assets has been prepared on the basis that the transaction will be treated as an acquisition of the BG Group by the Shell Group in accordance with IFRS 3 Business Combinations. The pro forma statement of net assets does not reflect the fair value adjustments to the acquired assets and liabilities as the fair value measurement of these items will only be performed subsequent to completion of the Combination. For the purposes of the pro forma statement of net assets, the excess purchase consideration over the carrying amount of the net assets acquired has been attributed to goodwill and no pro forma impairment charge has been applied to the goodwill balance in the period presented. The fair value adjustments, when finalised following the completion of the Combination, may be material. The preliminary goodwill arising has been calculated as follows:

$m
Cash consideration transferred (1)	19,569
Share consideration (2)	33,430
Less carrying amount of net assets acquired	30,135
Goodwill (before measurement of the assets acquired and liabilities assumed at their fair value)	22,864

(1) The calculation is based on a USD/GBP exchange rate of 1.4908 and assumes that there will be 3,427,243,681 BG Shares in issue (both taken from the Latest Practicable Date) and that each BG Shareholder will receive 383 pence per BG share. It is assumed that this amount will be cash settled without the issuance of new debt by Shell.

(2) The calculation is based on the Closing Price of Shell B Shares of 1469 pence, a USD/GBP exchange rate of 1.4908 and assumes that there will be 3,427,243,681 BG Shares in issue (all taken from the Latest Practicable Date) and that each BG Shareholder will receive 0.4454 Shell B Shares per BG Share.

(iii, b)	For the purposes of the unaudited pro forma net asset statement, transaction costs expected to be incurred by the Shell Group of $467m and transaction costs expected to be incurred by the BG Group of $161m as well as expected change in control costs, landholder tax and non-resident capital gains taxes (totalling in combination $361m) have been deducted from cash and cash equivalents. These costs are not expected to be incurred on an ongoing basis in the Combined Group. The calculation of taxes to be paid as part of the transaction includes a number of assumptions. Accordingly, the final taxes paid post completion may be different. Completion of the Combination will trigger an accelerated vesting of some of the BG Share Plans. As at the Latest Practicable Date, it is not possible to estimate these costs as the valuation is pending future decisions and events. Accordingly, they have not been included in the pro forma financial statements in this Circular.
(iii, c)	While the Shell Group and the BG Group had certain balances payable to and receivable from each other at 30 September 2015, no adjustment has been made as the impact of eliminating inter-group payable/receivable balances is not considered material.
(iii, d)	No adjustment has been made to reflect any synergies that may arise subsequent to the transaction as these are dependent upon the future actions of management. Similarly no adjustment has been made to reflect the impact of any trading activities subsequent to the date of the information presented.
(iii, e)	No adjustment has been made to reflect the financial results of either the BG Group or the Shell Group since 30 September 2015.
(iii, f)	Both the Shell Group and the BG Group hold capacity rights at the Elba Island LNG import terminal. These rights are currently accounted for as executory contracts. Post completion, management will need to re-assess if the combined rights over the import terminal should continue to be reported as executory contracts or would qualify as a finance or operating lease arrangement. In the event that a finance lease is identified, the Combined Group will need to recognise both a finance lease asset and a finance lease liability.
As at the Latest Practicable Date, the Shell Group does not have access to the information required to conduct the necessary assessment, as the nature of the BG Group capacity rights has been deemed commercially sensitive by the BG Group. Accordingly, the capacity rights have continued to be accounted for as executory contracts, with no acquisition adjustment.

40

PART B

Accountant’s report on the unaudited pro forma financial information relating to the Combined

Group

The Directors

Royal Dutch Shell plc

Shell Centre

London

United Kingdom

SE1 7NA

Merrill Lynch International

2 King Edward Street

London

United Kingdom

EC1A 1HQ

22 December 2015

Dear Sirs

Royal Dutch Shell plc (“Shell”) and its subsidiaries (the “Shell Group”)

We report on the unaudited pro forma financial information relating to the Combined Group (the “Pro Forma Financial Information”) set out in Part A of this Part V of Shell’s circular dated 22 December 2015 (the “Circular”) which has been prepared on the basis described in the notes to the Pro Forma Financial Information, for illustrative purposes only, to provide information about how the proposed acquisition of BG Group plc might have affected the financial information presented on the basis of the accounting policies adopted by Shell in preparing the consolidated financial statements for the year ended 31 December 2014 and the unaudited condensed consolidated interim financial statements for the nine months ended 30 September 2015. This report is required by item 13.3.3R of the Listing Rules of the UK Listing Authority (the “Listing Rules”) and is given for the purpose of complying with that Listing Rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of Shell to prepare the Pro Forma Financial Information in accordance with item 13.3.3R of the Listing Rules.

It is our responsibility to form an opinion, as required by item 13.3.3R of the Listing Rules as to the proper compilation of the Pro Forma Financial Information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

41

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to shareholders of Shell as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 13.4.1R(6) of the Listing Rules, consenting to its inclusion in the Circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of Shell.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Shell Group.

Opinion

In our opinion:

a)	the Pro Forma Financial Information has been properly compiled on the basis stated; and

b)	such basis is consistent with the accounting policies of the Shell Group.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

42

PART VI

OIL AND GAS INFORMATION

The oil and gas information set out in this Part, including the reserves estimates, is unaudited; it is not covered by the audit opinion of the independent registered public accounting firms that have audited and reported on the Shell Group’s or the BG Group’s financial information.

All the information in this Part should be read in conjunction with Part II (Risk factors).

1.	RESERVES REPORTING

The oil and gas information in this Circular contains reserves estimates.

The reserves estimates for the BG Group in this Circular (except as otherwise stated) have been compiled on the basis of the PRMS. In addition to the information about the BG Group’s proved reserves, the oil and gas information for the BG Group also includes certain information about its probable reserves and discovered resources and risked exploration resources.

The proved reserves estimates for the Shell Group in this Circular have been compiled in accordance with the SEC Rules. In line with the approach taken by other IOCs and supported by the SEC, the Shell Group does not report on its probable reserves or other resources. Shell intends that the Combined Group’s reserves will be determined and reported on the same basis following completion of the Combination.

The SEC Rules and the PRMS are closely aligned, but a few key differences exist. The most notable is that the SEC Rules define the criteria for the determination of economically producible reserves to allow for comparability in the Standardized Measure13 reporting of proved reserves. The corresponding concept under the PRMS, the “commerciality” determination, introduces a subjective aspect to the price and costs used to establish existing economic conditions by factoring in elements such as the rate of return required by a particular company before it will commit resources to the project. This rate of return varies among companies, reducing the comparability of company reserves generated on a PRMS basis. The SEC proved reserves estimates are thus based on “existing” economic conditions (Year Average Price or YAP, Year End Cost or YEC, no escalation or depreciation) and hydrocarbon income only, while the PRMS uses “defined” economic conditions (defined by each company) and can include non-hydrocarbon income.

For illustrative purposes only, to enable more direct comparability with Shell’s reserves and to present the information in this Circular in a manner which is more consistent with how the Combined Group will report on an ongoing basis, a re-estimation under the SEC Rules of the BG Group’s proved reserves estimates as at 31 December 2014 and as at 31 December 2013 has been set out in the tables at paragraph 4 of this Part (the numbers which have been re-estimated for the purposes of the Circular are presented in italics).

As noted in paragraph 6 of Part A of Part II (Risk factors), following completion of the Combination, there may be adjustments in the reserves estimates of the Combined Group stemming from, among other things, the differences between the two classifications and such differences could be material.

2.	PUBLISHED OIL AND GAS INFORMATION OF THE BG GROUP

The following oil and gas information of the BG Group set out in this paragraph has been extracted without material adjustment from the BG 2014 Annual Report. The information has been reproduced verbatim and, as such, page numbers and other references may no longer be valid.

[13]	Standardized Measure of discounted future net cash flows relating to proved oil and gas reserve quantities (or the Standard Measure of Oil & Gas (otherwise known as SMOG)) is defined as the present value of the future cash flows from SEC proved oil and natural gas reserves, minus development costs, income taxes and existing exploration costs, discounted at 10% (as referred to in item 30 of FAS 69).

43

12
STRATEGIC REPORT
WHAT MAKES US DISTINCTIVE: WORLD-CLASS EXPLORATION
Exploration is a core driver of value for BG Group. Our track record in exploration reflects the technical expertise that is at the heart of our business.
A JOURNEY OF DISCOVERY
Since 1997, our teams of geologists and geophysicists have participated in 17 giant or super-giant hydrocarbon discoveries. Each of these discoveries has recoverable resources greater than 500 million barrels of oil equivalent (mmboe) or 3 trillion cubic feet (tcf) of gas.
Across our portfolio, we have been successful in converting discovered resources to economic reserves and we will continue to monetise our resources to drive value for the business.
Some of our strongest recent successes have been in Tanzania where, since 2010, we have drilled 16 consecutive successful exploration and appraisal wells. We now have 16 tcf of total recoverable gas resources – equivalent to around 2.5 billion boe.
Our success is demonstrated by our organic proved reserve replacement ratio where we have consistently outperformed our peer group.
Over the past three years, our organic proved reserve replacement ratio has been 158%.
VALUE FOCUSED
Our track record is reflected in the most recent survey by industry consultants, Wood Mackenzie. Based on their rankings, excluding unconventionals and discoverable resource opportunities (DROs), we lead all the super major energy companies, and are second overall in conventional new-field value creation from exploration (see chart below).
In the lower oil price environment we face in 2015, our focus will be on progressing our existing exploration opportunities across new and existing basins. Our exploration will be focused around hubs in Australia, the North Sea and Trinidad and Tobago, while our work in new basins will be concentrated on prospect generation.
CONVENTIONAL NEW FIELD VALUE CREATION 2004-13(e)
($bn)
VALUE FOCUSED
Our track record is reflected in the most recent survey by industry consultants, Wood Mackenzie. Based on their rankings, excluding unconventionals and discoverable resource opportunities (DROs), we lead all the super major energy companies, and are second overall in conventional new-field value creation from exploration (see chart below).
In the lower oil price environment we face in 2015, our focus will be on progressing our existing exploration opportunities across new and existing basins. Our exploration will be focused around hubs in Australia, the North Sea and Trinidad and Tobago, while our work in new basins will be concentrated on prospect generation.
CONVENTIONAL NEW FIELD VALUE CREATION 2004-13(e)
($bn)
2 500
2 221
2 000
1604 1 652
1 500
1 058
1 000 837
692
500 326 392
180
100
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
(SPE (SPE
—
PRMS) (d) PRMS)
(c) Source: BG Group.
(d) Organic Reserve and Resource Additions measured
on an SEC basis until 2012, and SPE-PRMS thereafter.
BG Group Majors Peers
100 30 20 10
0
–5
(e) Source: Wood Mackenzie “Exploration Company Benchmarking” – net value creation, excluding organic unconventionals and DROs (2004-13, excluding National Oil Companies, but including Petrobras and PETRONAS).
“BG Group creates an environment where everyone can and wants to participate in a highly collaborative way – it means that we have the best ideas and technical expertise to explore. I lead an exploration team in a dynamic and exciting industry, exploring environments that existed millions of years ago, to find future hydrocarbon resources. We strive for technical excellence, working with the best people, technology and tool kits to find the next exploration opportunity, whether it be a high-value near-field tie-back in a mature basin or a multi-billion barrel field in an emerging frontier area.”
CARL CUTHBERT-BROWN | EXPLORATION TEAM LEADER, EUROPE E&P
THREE-YEAR ORGANIC PROVED RESERVE
REPLACEMENT RATIO(a)(b) (SEC/SPE-PRMS data)
250%
200%
150%
100%
50%
0%
2005 2007 2013 2014
BG Group Combined companies
(a) Source: Evaluate Energy. Peer group includes Super Majors, and US and European Integrated Majors.
(b)BG Group three-year organic proved reserve replacement ratio measured on an SEC basis until 2013, and SPE-PRMS thereafter.
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
44

STRATEGIC REPORT | WHAT MAKES US DISTINCTIVE – WORLD CLASS EXPLORATION
13
“Our Exploration business provides young geologists with the opportunity to take on responsibility in high-profile projects from a very early stage in their careers. With the right support to climb a steep learning curve and insight into the decision-making process, you quickly understand how your work directly impacts the success of the exploration programme. I work in the Emerging Assets team, evaluating basins where gas and oil exploration is in its infancy. You need to be able to communicate your ideas, both with your sub-surface colleagues and with those who have limited geological background. The success of the venture is dependent upon effective stakeholder engagement and requires a multi-faceted approach, with expertise from sub-surface to environment to social performance.”
LUCY RAMSEY | EMERGING ASSETS GEOLOGIST
OUR MOST IMPORTANT ASSET
We believe our track record is the result of how we apply our technology, our rigorous but fast decision-making process on which prospects we develop and, most importantly, the difference our people make.
A core part of our approach to exploration has been to develop our talent internally, from graduate level upwards. Our graduate programme has been a competitive advantage, with a retention rate of around 82% over the last 10 years. We believe this is the result of the individual attention we pay to development plans for our geoscientists and the trust and responsibility we place in them from early in their careers.
BG Group encourages and supports a creative and entrepreneurial culture among our exploration teams – our 280 geoscientists initiate and develop new ideas and prospects on a regular basis.
AGILE ORGANISATION
The Group prides itself on its ability to make decisions swiftly, which we attribute to our flat management structure. Opportunities are evaluated using state-of-the-art technology.
In 2014, we delivered on our new frontier basin strategy entering four new basins – Aruba, Colombia, deep water Trinidad and Tobago as well as Myanmar.
For example, as part of our early-stage exploration activity offshore Honduras, a region which has not been drilled for over 30 years, we deployed a new technology not used by BG Group before known as a gravity gradiometry survey.
EXPLORATION AND APPRAISAL ACTIVITIES
During 2015 the Group will be exploring a mix of existing and frontier basins including:
In combination with other analyses, we are able to build up a more detailed picture of the opportunity, increase our confidence and progress it towards a drilling decision. We seek a balanced view of the risk profile of the project, considering both technical and commercial aspects and then evaluate whether it will meet our economic screening criteria.
As with every part of our business, safety remains paramount in exploration, particularly when we reach the stage of drilling. With this in mind, we are constantly seeking ways to improve the safety of our operations.
RETENTION RATE OVER THE LAST 10 YEARS
82%
Retention rate 2005-14 for our geoscientists in the graduate programme
Seismic
Drilling activity
Australia
UK
Norway
Trinidad and Tobago
Brazil
Uruguay
Honduras
Bolivia
Myanmar
STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SHAREHOLDER INFORMATION
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
45

STRATEGIC REPORT | OUR PERFORMANCE
19
ADDITIONAL KPIs FOR 2015
Consistent with BG Group’s focus on improving return on capital and delivering earnings and cash-flow growth, it is intended that return on average capital employed (ROACE) and earnings before interest, tax, depreciation and amortisation (EBITDA) be adopted as additional KPIs for the business and will be first reported in the Annual Report and Accounts for the financial year ended 31 December 2015.
PRODUCTION VOLUMES
The graph shows BG Group’s net production from all of its producing E&P interests and is measured in thousands of barrels of oil equivalent per day (kboed).
In 2014, E&P production volumes decreased 4% to 606 kboed. The continued ramp-up of production from new developments in Brazil, Bolivia, Australia and the UK were more than offset by reservoir decline and lower entitlement in Egypt, declines in the USA, lower entitlement in Kazakhstan and shutdowns in Tunisia. The proportion of oil in the portfolio increased, with oil production rising from 15% to 22% of the total, reflecting the growth in production in Brazil. The Group expects production in 2015 to be in the range of 650-690 kboed.
EXPLORATION AND PRODUCTION VOLUMES (NET)
(kboed)
800
646 641 657 633 606
600
400
200
2010 2011 2012 2013 2014
For the year ended 31 December.
TOTAL RESOURCES
The size of BG Group’s total reserves and resources is a key determinant of the Group’s ability to replace production and deliver production growth in the future. It is measured in mmboe. From the year ended 31 December 2013 onwards, BG Group adopted the reserves definitions and guidelines consistent with the Petroleum Resources Management System published by the Society of Petroleum Engineers (SPE-PRMS). See page 132 for more details.
In 2014, BG Group’s total reserves and resources decreased 4% or 755 mmboe to 17 016 mmboe. The Group’s proved and probable reserves fell 7% to 6 525 mmboe (2013: 6 990 mmboe). The Group monetised 221 mmboe of resources through production, and close to 500 mmboe of the decline was through disposals and relinquishments. Approximately 350 mmboe was progressed from risked exploration to discovered resources.
TOTAL RESERVES AND RESOURCES
(mmboe)
18 511
18 000 17 130 17 771 17 016
16 180
12 000
6 000
2010 2011 2012 2013 2014
SEC SEC SEC SPE- SPE-
PRMS PRMS
Proved reserves(a) Discovered resources(a) Probable reserves(a) Risked exploration(a)
(a) For an explanation of these terms, refer to page 132. For the year ended 31 December.
LNG VOLUMES
This is a measure of the volume of LNG that BG Group has delivered, excluding fuel gas. The Group has a portfolio of flexible, long-term LNG supply, sourced from its own liquefaction plants in Trinidad and Tobago, Australia and Egypt, as well as from third-party suppliers in Equatorial Guinea and Nigeria. Delivered volumes also includes third-party spot purchases. It is measured in millions of tonnes per annum (mtpa).
LNG delivered volumes in 2014 were 11.0 mtpa compared to 10.9 mtpa in 2013, equating to 178 cargoes in both years. Overall volumes increased 1% despite fewer cargoes delivered from Egypt (falling from 25 in 2013 to one in 2014) primarily as a result of an increase in spot cargo purchases which totalled 28 in 2014 versus nine in 2013. The Group continues to expect very limited cargoes to be lifted from Egyptian LNG for the foreseeable future. However, QCLNG will add new LNG volumes in 2015. Excluding QCLNG cargoes and spot purchases, supply volumes are expected to be slightly lower in 2015.
LIQUEFIED NATURAL GAS DELIVERED VOLUMES
(mtpa)
15
12.9
12.8
12.1
12
10.9 11.0
9
6
3
2010
2011 2012 2013 2014
For more information on delivered volumes, see page 26.
For the year ended 31 December.
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
46

20
STRATEGIC REPORT OPERATING REVIEW
“Despite the challenges of a lower oil price and the many risks we have to manage on a daily basis, I expect to see us deliver higher volumes in 2015.”
SAMI ISKANDER | CHIEF OPERATING OFFICER
UPSTREAM
TOTAL OPERATING PROFIT(a) BUSINESS PERFORMANCE
$3 947m
2014 –21%
2013 $4 967m
EXPLORATION AND PRODUCTION VOLUMES (NET)
606kboed
2014 –4%
2013 633 kboed
2014 was a year of solid progress in our Upstream business as production increases from our growth assets in Brazil and Australia largely offset a 13% decline from our base assets, driven principally by reductions in Egypt and the USA. In total, production volumes declined by 4% in 2014.
Increased production from Brazil also drove an increase in the proportion of oil in our portfolio from 15% to 22% of the total, although this was offset by lower average realised oil prices which were down around 9% before the benefit of our programme of hedging the Brent oil price.
The result was total revenues of $12.0 billion, down 1% from 2013.
Costs increased during the year due to the ramp-up of production in Brazil and higher maintenance costs and higher costs arising from new developments coming onstream in the UK. As a result, Upstream operating profit reduced to $3.9 billion, down 21% on last year.
We made good progress with our key growth projects.
At our QCLNG project in Australia, despite the challenges and cost overruns encountered during construction, we achieved the major milestone of start-up of the first LNG train. The first train started loading at the end of December and seven commissioning cargoes had been shipped as at end
February. The plant is operating at levels of capacity to be expected during a commissioning phase. The current expectation is to start LNG production from Train 2 in the third quarter of 2015. This should enable us to reach plateau production of around 8 mtpa in mid-2016.
In Brazil, we saw significant production growth as the first three FPSOs in the Santos Basin reached full capacity, and we commissioned two further FPSOs at Iracema South and Sapinhoá North. This enabled net production to double in 2014 to an average rate of 78 kboed over the year, and in January 2015, we were producing at around 130 kboed, making Brazil our highest producing country. In 2015, we expect to see further production increases as the Iracema South and Sapinhoá North FPSOs continue their ramp up. We are on track to commission our sixth FPSO at Iracema North towards the end of 2015.
Despite the challenges of a lower oil price and the many risks we have to manage on a daily basis, I expect to see us deliver higher volumes in 2015. I would like to thank all of our employees for the commitment and dedication they have shown throughout the year and look forward to building on our successes in 2015.
SAMI ISKANDER
CHIEF OPERATING OFFICER
2014 MILESTONES
At the start of 2014, BG Group set out the key milestones for the year, which encompassed several major projects being brought onstream in Australia, Brazil and Norway, as well as additional phases of development in some of the Group’s other assets.
Q1
Brazil FPSO 2 second well connected Second well on FPSO Cidade de São Paulo started production in February
Thailand Bongkot South Phase 4b Phase 4b came onstream in February
Q2
Brazil FPSO 3 second well connected Second well on FPSO Cidade de Paraty started production in May
QCLNG commissioning of gas turbine generators Commissioning of the gas turbine generators began in June
Q3
Egypt West Delta Deep Marine (WDDM) Phase 9a The first WDDM Phase 9a wells came onstream in July
Brazil FPSO 4 onstream FPSO Cidade de Ilhabela came onstream in November
Q4
QCLNG first LNG LNG was produced and the first cargo commenced loading in December
UK West Franklin Phase 2 start-up First production from Phase 2 was in January 2015
Trinidad and Tobago Starfish field onstream Starfish came onstream in December
Norway Petrojarl Knarr FPSO onstream Petrojarl Knarr FPSO came onstream in March 2015
Brazil FPSO 5 onstream FPSO Cidade de Mangaratiba came onstream in October
Key
Delivered on time or ahead of schedule
Delivered but behind schedule
(a) For a reconciliation between Business Performance and Total Results, see note 1, page 98.
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
47

STRATEGIC REPORT | OPERATING REVIEW | UPSTREAM
21
FOR MORE INFORMATION VISIT: BG-GROUP.COM/DATABOOK
CASE STUDY:
QUEENSLAND, AUSTRALIA
1 DRILLING RIG
BG Group had drilled around 2 350 wells by the end of 2014 for the first phase of development of the QCLNG project.
2 KENYA WATER TREATMENT PLANT
QGC’s water treatment plant currently processes more than 50 megalitres of water per day (equivalent to 20 Olympic swimming pools), providing water for agriculture and other beneficial uses.
3 MAIN PIPELINE NETWORK
FOR THE QCLNG PROJECT
The 543 kilometre main pipeline network to transport gas to the QCLNG terminal on Curtis Island, Gladstone is made up of
46 200 individual pipe lengths and is the longest buried large-diameter pipeline in Australia. In December 2014, BG Group agreed the sale of QCLNG Pipeline Pty for approximately $5 billion, which is expected to complete in the first half of 2015.
4 QCLNG SITE, CURTIS ISLAND
QCLNG is the world’s first LNG project to be supplied by coal seam gas. The start of production from the plant’s first LNG train is the result of more than four years of development and construction on Curtis Island.
STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SHAREHOLDER INFORMATION
AUSTRALIA
2014 net production 34 kboed (2013: 25 kboed). By the end of the second quarter, the central Exploration activity continued with
The Group is developing a two-train 8.5 mtpa processing plant (CPP) and six planned field production testing of pilot CSG wells in liquefaction plant on Curtis Island in Queensland. compression stations (FCSs) in the Ruby Jo the Bowen Basin, drilling in the Bowen
Exploration and development of onshore coal area were in operation. This is a major supply Basin deep gas sands and a four-well seam gas (CSG) acreage in the Surat Basin. source in the southern area of the Surat Cooper Basin programme targeting
CSG acreage in the central Bowen Basin, tight Basin for Train 1. Similar infrastructure in the tight gas sands and shale gas. gas sands potential in the southern reaches Bellevue development area, in the central BG Group has contracted third-party gas of the Bowen Basin and shale gas potential Surat Basin – comprising three FCSs, the CPP supplies to maximise volumes through in the Cooper Basin. and gas gathering lines – came into operation the LNG trains during the ramp-up phase. in the third quarter.
2014 Key events • Drilling and installation of upstream Outlook
QCLNG is the world’s first LNG project to infrastructure ahead of Train 2 start-up LNG supply from Train 1 will ramp up be supplied by CSG. The start of production continued to advance at both Jordan and during the first half of 2015, with Train 2 in December 2014 from Train 1 is the result Woleebee Creek in the south and north of expected onstream in the third quarter. of more than four years of development the Surat Basin, respectively. This includes two At plateau production, expected around and construction on Curtis Island. CPPs, eight FCSs and a water treatment plant. mid-2016, QCLNG will have an output
In the upstream, drilling activity continued With project construction for the liquefaction of around 8 mtpa. to ramp up ahead of first LNG. As at the year plant at its final stages in early 2014, the The Group will be conducting ongoing end, around 2 350 wells had been drilled since majority of the work in the year focused on exploration activities in the Surat CSG, inception, with approximately 1 600 wells commissioning activities which began in the Bowen tight gas sands and Cooper Basin available for production or de-watering. first quarter of 2014, with key milestones tight gas sands and shale.
The Group also ramped up its gas production: being: the hydro-testing of the first storage in the fourth quarter, production at 46 kboed tank; the commissioning of the gas turbine was 92% higher than the fourth quarter of generators and refrigeration turbines; and 2013, with first LNG produced in December. subsequent plant cool-down. In December, first LNG was produced and the Group began loading its first LNG cargo.
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
48

STRATEGIC REPORT | OPERATING REVIEW | UPSTREAM > CONTINUED

22

BOLIVIA

- 2014 net production 48 kboed (2013: 36 kboed).
- BG Group is operator and 100% holder of the La Vertiente block (three fields), Tarija XX East (two fields), Los Suris (one field) and the Huacareta block.
- BG Group is a consortium member of the Caipipendi (37.5% interest, containing the Margarita field), Charagua (20% interest, in the process of being relinquished) and Tarija XX West (25% interest, containing the Itaú field) blocks.

2014 Key events

- In 2014, production continued to increase following the new phases of development that came onstream at Margarita and Itaú in 2013. These increased total production capacity at Margarita from around 25 kboed to around 42 kboed and from around 3 kboed to approximately 10 kboed at Itaú, net to BG Group.
- In December, BG Group and partners signed an amendment to the delivery agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to allow for the export of additional volumes from Margarita Phase IIb, which is expected to further increase net production capacity to around 47 kboed by 2016.
- Following the contract for the Huacareta block becoming effective in January, BG Group initiated the environmental licensing process in the second quarter, in preparation for the exploration programme.

Outlook

- Huacareta seismic surveys are planned for 2015.

BRAZIL

2014 Key events

- The first Lula FPSO operated close to its 100 kbopd capacity from just four oil-producing wells, one gas injector and two water alternating gas injectors. The fifth producer well was added in December, taking production back up to capacity.
- Additional wells were hooked up to the second and third FPSOs which came onstream in 2013. FPSO *Cidade de São Paulo* on Sapinhoá South reached plateau in July and FPSO *Cidade de Paraty* on Lula North-East reached plateau in September. Each FPSO has a capacity of 120 kbopd and only required four wells to reach plateau, fewer than originally expected.
- In October, first production from the Iracema discovery began with the start-up of the FPSO *Cidade de Mangaratiba*. This FPSO can process 150 kbopd of oil and 283 mmscfd of gas making it the highest production capacity FPSO to be brought onstream in the Santos Basin. In November, the second FPSO on Sapinhoá started up. The FPSO *Cidade de Ilhabela* has the capacity to process 150 kbopd of oil and 212 mmscfd of gas. As at year end, the *Cidade de Mangaratiba* was operating at over 65 kboed from two wells and the *Cidade de Ilhabela* was operating at around 30 kboed from one well. Successive wells, which have already been pre-drilled, will be hooked up during 2015.
- Gross production from these five FPSOs combined was more than 470 kboed at year end.
- The sixth FPSO, *Cidade de Itaguaí*, is well advanced and arrived in Brazil in January 2015 for integration work.
- In December, the Declaration of Commerciality (DoC) was submitted for Iara following additional appraisal work, including drill stem tests (DSTs) and a six-month extended well test. The DoCs for three separate oil and gas accumulations in the Iara area were submitted to the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (ANP). These three accumulations extend outside the BM-S-11 Iara concession area and into the Entorno de Iara Transfer of Rights area which is 100% operated by Petrobras. As part of the DoCs, the consortium has suggested that the new fields be designated Berbigão, Sururu and Atapú West. Ahead of the submission of the development plans to the ANP, the partners will be working on the deployment and allocation of the three initial planned FPSOs as well as negotiating the required unitisation agreements.
- Drilling performance for development wells continued to improve. The average spud-to-target depth in 2014 was 52 days, down from 56 in 2013.
- Work continued on the Cabiúnas pipeline, which will connect blocks BM-S-9 and BM-S-11 to the Cabiúnas terminal.
- In April, BG Group farmed down 25% of its interests in the BAR-M-215, 217, 252 and 254 blocks in the Barreirinhas Basin.

Outlook

- Successive wells will be hooked up to the *Cidade de Mangaratiba* and *Cidade de Ilhabela* FPSOs during 2015.
- The operator expects the FPSO *Cidade de Itaguaí* to be onstream at Iracema North in the fourth quarter of 2015.
- Monitoring closely the progress of subsequent FPSOs, particularly the domestic build FPSOs, in light of the ongoing Petrobras investigation.

EGYPT

- 2014 net production 62 kboed (2013: 112 kboed).
- Operatorship of two gas-producing areas offshore the Nile Delta – Rosetta and West Delta Deep Marine (WDDM) concessions.
- Operatorship of two other non-producing concessions offshore the Nile Delta – El Burg Offshore and North Gamasa Offshore.
- BG Group holds major shareholdings in the Egyptian LNG project (Train 1 at 35.5% and Train 2 at 38%).
- BG Group is a supplier of gas to the Egyptian domestic market and Egyptian LNG.

2014 Key events

- Production volumes in Egypt were significantly lower in 2014 due to continued reservoir decline and a sustained high proportion of gas diversions to the domestic market, where the Group is entitled to a lower share of production.
- In January 2014, BG Group issued Force Majeure notices under its LNG agreements in Egypt following the higher than expected gas diversions to the domestic market.
- The proportion of gas volumes directed to the domestic market averaged 776 mmscfd during 2014, notably above the contracted amount agreed by the government. As a result, gas volumes available for the LNG plant were minimal – Egyptian LNG ran at an average of 4% capacity. Only four cargoes of LNG were produced during the year, one of which was allocated to BG Group's LNG business.
- In July, the first of the WDDM Phase 9a development wells came onstream and eight of the nine planned wells are currently onstream. The nine-well development will only temporarily offset underlying gas production declines.
- A number of options are under consideration to increase future gas supplies. In June, the Group signed a non-binding letter of intent with the Leviathan field partners to examine the possibility of supplying gas to the Egyptian LNG facilities. In July, BG Group and partners submitted a development plan for the Notus high-pressure high-temperature and Harmattan Deep discoveries in accordance with the El Burg Offshore concession agreement. In November, the Group signed an agreement with GDF Suez allowing the tie-in of their West El Burullus South field to the WDDM infrastructure, expected onstream in 2018.

Outlook

BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014

49

STRATEGIC REPORT | OPERATING REVIEW | UPSTREAM > CONTINUED
22
BOLIVIA
2014 net production 48 kboed (2013: 36 kboed). 2014 Key events volumes from Margarita Phase IIb, which is
BG Group is operator and 100% holder of the In 2014, production continued to increase expected to further increase net production La Vertiente block (three fields), Tarija XX East following the new phases of development that capacity to around 47 kboed by 2016. (two fields), Los Suris (one field) and the came onstream at Margarita and Itaú in 2013. Following the contract for the Huacareta Huacareta block. These increased total production capacity at block becoming effective in January, BG Group
BG Group is a consortium member of Margarita from around 25 kboed to around initiated the environmental licensing process the Caipipendi (37.5% interest, containing 42 kboed and from around 3 kboed to in the second quarter, in preparation for the the Margarita field), Charagua (20% interest, approximately 10 kboed at Itaú, net to BG Group. exploration programme. in the process of being relinquished) and In December, BG Group and partners signed Tarija XX West (25% interest, containing an amendment to the delivery agreement with Outlook the Itaú field) blocks. Yacimientos Petroliferos Fiscales Bolivianos Huacareta seismic surveys are planned (YPFB) to allow for the export of additional for 2015.
BRAZIL
2014 net production 78 kboed (2013: 39 kboed). it the highest production capacity FPSO to be has suggested that the new fields be designated
BG Group holds significant acreage positions brought onstream in the Santos Basin. In Berbigão, Sururu and Atapú West. Ahead of with interests in three offshore blocks in the November, the second FPSO on Sapinhoá the submission of the development plans to Santos Basin with permanent production started up. The FPSO Cidade de Ilhabela has the ANP, the partners will be working on the facilities on the Lula, Iracema and Sapinhoá the capacity to process 150 kbopd of oil and deployment and allocation of the three initial discoveries. 212 mmscfd of gas. As at year end, the Cidade planned FPSOs as well as negotiating the
Operator of 10 offshore exploration blocks in de Mangaratiba was operating at over 65 kboed required unitisation agreements. the Barreirinhas Basin, offshore northern Brazil. from two wells and the Cidade de Ilhabela was Drilling performance for development operating at around 30 kboed from one well. wells continued to improve. The average 2014 Key events Successive wells, which have already been spud-to-target depth in 2014 was 52 days,
The first Lula FPSO operated close to its pre-drilled, will be hooked up during 2015. down from 56 in 2013.
100 kbopd capacity from just four oil-producing • Gross production from these five FPSOs • Work continued on the Cabiúnas pipeline, wells, one gas injector and two water alternating combined was more than 470 kboed at year end. which will connect blocks BM-S-9 and gas injectors. The fifth producer well was added • The sixth FPSO, Cidade de Itaguai, is well BM-S-11 to the Cabiúnas terminal. in December, taking production back up advanced and arrived in Brazil in January 2015 • In April, BG Group farmed down 25% of to capacity. for integration work. its interests in the BAR-M-215, 217, 252 and
Additional wells were hooked up to the second In December, the Declaration of Commerciality 254 blocks in the Barreirinhas Basin. and third FPSOs which came onstream in 2013. (DoC) was submitted for Iara following FPSO Cidade de São Paulo on Sapinhoá South additional appraisal work, including drill stem Outlook reached plateau in July and FPSO Cidade de tests (DSTs) and a six-month extended well Successive wells will be hooked up to the Paraty on Lula North-East reached plateau test. The DoCs for three separate oil and gas Cidade de Mangaratiba and Cidade de in September. Each FPSO has a capacity of accumulations in the Iara area were submitted Ilhabela FPSOs during 2015.
120 kbopd and only required four wells to reach to the Brazilian National Agency of Petroleum, • The operator expects the FPSO Cidade de plateau, fewer than originally expected. Natural Gas and Biofuels (ANP). These three Itaguai to be onstream at Iracema North
In October, first production from the Iracema accumulations extend outside the BM-S-11 Iara in the fourth quarter of 2015. discovery began with the start-up of the FPSO concession area and into the Entorno de Iara Monitoring closely the progress of subsequent Cidade de Mangaratiba. This FPSO can process Transfer of Rights area which is 100% operated FPSOs, particularly the domestic build FPSOs, 150 kbopd of oil and 283 mmscfd of gas making by Petrobras. As part of the DoCs, the consortium in light of the ongoing Petrobras investigation.
EGYPT
2014 net production 62 kboed (2013: 112 kboed). The proportion of gas volumes directed to Burg Offshore concession agreement. In
Operatorship of two gas-producing areas the domestic market averaged 776 mmsfcd November, the Group signed an agreement offshore the Nile Delta – Rosetta and West during 2014, notably above the contracted with GDF Suez allowing the tie-in of their Delta Deep Marine (WDDM) concessions. amount agreed by the government. As a result, West El Burullus South field to the WDDM
Operatorship of two other non-producing gas volumes available for the LNG plant were infrastructure, expected onstream in 2018. concessions offshore the Nile Delta – El Burg minimal – Egyptian LNG ran at an average Offshore and North Gamasa Offshore. of 4% capacity. Only four cargoes of LNG were Outlook
BG Group holds major shareholdings in the produced during the year, one of which was The remaining well in the WDDM Phase 9a Egyptian LNG project (Train 1 at 35.5% and allocated to BG Group’s LNG business. programme is expected to come onstream in Train 2 at 38%). In July, the first of the WDDM Phase 9a 2015. No further phases have yet been sanctioned.
BG Group is a supplier of gas to the Egyptian development wells came onstream and eight of With declining upstream production and minimal domestic market and Egyptian LNG. the nine planned wells are currently onstream. gas supplies to Egyptian LNG, the Group continues The nine-well development will only temporarily to expect very limited cargoes to be lifted 2014 Key events offset underlying gas production declines. from Egyptian LNG for the foreseeable future.
Production volumes in Egypt were significantly A number of options are under consideration to BG Group remains committed to the Egyptian lower in 2014 due to continued reservoir increase future gas supplies. In June, the Group LNG project and will continue to negotiate with decline and a sustained high proportion of gas signed a non-binding letter of intent with the Egyptian authorities and other stakeholders diversions to the domestic market, where the the Leviathan field partners to examine the to seek a longer-term solution. This will include Group is entitled to a lower share of production. possibility of supplying gas to the Egyptian the repayment of $0.9 billion owed by the
In January 2014, BG Group issued Force Majeure LNG facilities. In July, BG Group and partners Egyptian government ($0.7 billion overdue at notices under its LNG agreements in Egypt submitted a development plan for the Notus 2014 year end) and negotiation of an acceptable following the higher than expected gas high-pressure high-temperature and Harmattan domestic gas price. diversions to the domestic market. Deep discoveries in accordance with the El
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
49

STRATEGIC REPORT | OPERATING REVIEW | UPSTREAM > CONTINUED

23

INDIA

2014 Key events

- The drilling campaign at the Panna/Mukta fields continued. BG Group received government approvals for the Mukta B phase of development at the PMT fields. It consists of one wellhead platform (WHP) and intra-field pipelines, as well as six planned wells in the current drilling campaign and three future development wells.
- BG Group and partners received approval to exit from the block KG-DWN-2009/1 in January 2015, subject to certain conditions.
- Following evaluation of the seismic data acquired in block MB-DWN-2010/1, the partners have agreed to approach the government to relinquish the block, due to technical reasons.

Outlook

- The Tapti field is currently expected to cease production by the second quarter of 2015. The field will then move into the decommissioning phase, with possible handover of certain Tapti facilities to ONGC, in accordance with the PSC.
- Increase in hydrocarbon recovery from the Panna/Mukta fields is planned through incremental development of existing fields via well intervention and infill drilling. The Mukta B WHP installation is expected in the second quarter of 2015.

KAZAKHSTAN

2014 Key events

- Record gross production levels were achieved at Karachaganak during 2014 (391 kboed). However, due to the higher oil prices earlier in the year, production sharing contract (PSC) effects reduced BG Group's net entitlement.
- In May, Karachaganak celebrated 10 years of stable exports of liquid hydrocarbons to the Karachaganak-Atyrau and on to the Caspian Pipeline Consortium pipeline systems, enabling the sale of the product into world markets. During 2004-2014, Karachaganak transported more than 80 million tonnes of liquids through this important route.

Outlook

- To date, only 10% of hydrocarbons initially in place have been produced from the Karachaganak field and significant development opportunities remain.
- In 2015, front end engineering design (FEED) will commence on a number of projects to extend the liquids production plateau.

NORWAY

2014 Key events

- The Knarr FPSO (63 kbopd gross capacity, BG Group 45% and operator) arrived in Norway in September and was successfully connected to the sub-sea infrastructure in December. The project cost increased to $1.2 billion (BG Group net), reflecting the expanded scope of works to accommodate the later development of the Knarr West discovery, as well as higher costs in the sub-sea market.
- Production from the Knarr field commenced in March 2015.

THAILAND

- 2014 net production 39 kboed (2013: 41 kboed).
- 22.22% interest in the Bongkot field. The field supplies approximately 20% of Thailand's gas demand and Bongkot is the biggest single supplier in the Gulf of Thailand.
- Operator of Blocks 7, 8 and 9 (66.67% interest) in the Thailand-Cambodia Overlapping Claims Area.
- BG Group holds an overriding royalty agreement over Block 9a.

2014 Key events

Outlook

TRINIDAD AND TOBAGO

- 2014 net production 65 kboed (2013: 70 kboed).
- Three concessions with fields currently producing – Central Block, East Coast Marine Area (ECMA) and North Coast Marine Area (NCMA).
- Exploration activities in Blocks 5(a), 5(c), 5(d), 6(b) and E, and Atlantic Area Blocks 3, 5, 6 and 7.
- BG Group holds major shareholdings in all four trains of the Atlantic LNG project.

2014 Key events

Outlook

BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014

50

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
SHAREHOLDER INFORMATION

STRATEGIC REPORT | OPERATING REVIEW | UPSTREAM > CONTINUED
23
INDIA
2014 net production 18 kboed (2013: 20 kboed). phase of development at the PMT fields. Outlook
BG Group holds a 30% interest in, and is joint It consists of one wellhead platform (WHP) The Tapti field is currently expected to cease operator of, the Panna/Mukta oil and gas and intra-field pipelines, as well as six planned production by the second quarter of 2015. The fields and the Mid and South Tapti gas fields wells in the current drilling campaign and field will then move into the decommissioning (PMT fields). three future development wells. phase, with possible handover of certain Tapti
BG Group holds a 50% interest in, and operator BG Group and partners received approval facilities to ONGC, in accordance with the PSC. of, the deep-water block MB-DWN-2010/1. to exit from the block KG-DWN-2009/1 Increase in hydrocarbon recovery from in January 2015, subject to certain conditions. the Panna/Mukta fields is planned through 2014 Key events Following evaluation of the seismic data incremental development of existing
The drilling campaign at the Panna/Mukta acquired in block MB-DWN-2010/1, the partners fields via well intervention and infill drilling. fields continued. BG Group received have agreed to approach the government to The Mukta B WHP installation is expected government approvals for the Mukta B relinquish the block, due to technical reasons. in the second quarter of 2015.
KAZAKHSTAN
2014 net production 85 kboed (2013: 92 kboed). 2014 Key events transported more than 80 million tonnes
Joint operator of the Karachaganak oil and Record gross production levels were achieved of liquids through this important route. gas condensate field (BG Group 29.25%), at Karachaganak during 2014 (391 kboed). one of the largest condensate fields in However, due to the higher oil prices earlier Outlook the world. in the year, production sharing contract (PSC) To date, only 10% of hydrocarbons initially effects reduced BG Group’s net entitlement. in place have been produced from the
In May, Karachaganak celebrated 10 years Karachaganak field and significant of stable exports of liquid hydrocarbons to the development opportunities remain. Karachaganak-Atyrau and on to the Caspian In 2015, front end engineering design (FEED) Pipeline Consortium pipeline systems, will commence on a number of projects enabling the sale of the product into world to extend the liquids production plateau. markets. During 2004-2014, Karachaganak
NORWAY
2014 net production 1 kboed (2013: 2 kboed). 2014 Key events expanded scope of works to accommodate
Production during 2014 was from the The Knarr FPSO (63 kbopd gross capacity, the later development of the Knarr West Gaupe field (BG Group 60% and operator). BG Group 45% and operator) arrived in discovery, as well as higher costs in the
BG Group has 10 licences, seven as operator. Norway in September and was successfully sub-sea market. connected to the sub-sea infrastructure in Production from the Knarr field commenced December. The project cost increased to in March 2015. $1.2 billion (BG Group net), reflecting the
THAILAND
2014 net production 39 kboed (2013: 41 kboed). 2014 Key events Outlook
22.22% interest in the Bongkot field. The field Phase 4B of Bongkot South (GBS) came Phase 3M of GBN (four WHPs) is expected supplies approximately 20% of Thailand’s onstream in February 2014. This involved onstream in 2015 and Phase 3N is underway. gas demand and Bongkot is the biggest the installation and hook-up of four WHPs, GBS Phase 4C is underway and consists single supplier in the Gulf of Thailand. with gas from the project being exported via of three WHPs, with first gas also expected
Operator of Blocks 7, 8 and 9 (66.67% interest) a new-build spur line connected to existing in 2015. in the Thailand-Cambodia Overlapping infrastructure and condensate exported Programmes of well intervention, infill Claims Area. to the FPSO at Bongkot North (GBN). drilling and booster compression are being
BG Group holds an overriding royalty Phase 3L of GBN, consisting of two remote implemented to improve hydrocarbon recovery. agreement over Block 9a. WHPs and 17 wells, came onstream in June.
These phases are being developed to extend plateau production from the Bongkot field.
TRINIDAD AND TOBAGO
2014 net production 65 kboed (2013: 70 kboed). 2014 Key events in both blocks, and successfully bid for the
Three concessions with fields currently producing First gas was introduced to the NCMA Atlantic Area Blocks 3 and 7, taking 35% equity
– Central Block, East Coast Marine Area (ECMA) Phase 4a compression project in June. in both blocks. and North Coast Marine Area (NCMA). • In December, first gas was delivered from the
Exploration activities in Blocks 5(a), 5(c), 5(d), 6(b) Starfish field in ECMA. Gas from the Starfish Outlook and E, and Atlantic Area Blocks 3, 5, 6 and 7. field is exported via the Dolphin platform and Completion of the Starfish project is planned
BG Group holds major shareholdings in all will be used to meet contractual commitments to bring online two additional wells in the four trains of the Atlantic LNG project. to both the domestic market and Atlantic LNG. second quarter of 2015.
During 2014, BG Group expanded its acreage Drilling of the Bounty appraisal well on position in Trinidad and Tobago – BG Group Block 5(c) is planned to commence in the agreed to acquire an additional 25% interest second quarter of 2015, after which drilling in Block 5(c), taking its interest in the block to will commence on the Lobster exploration 100%; the Group farmed in to the Deepwater well on Block 5(d).
Atlantic Area Blocks 5 and 6, taking 35% equity
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
50
STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SHAREHOLDER INFORMATION

STRATEGIC REPORT | OPERATING REVIEW | UPSTREAM > CONTINUED
24

TUNISIA

- 2014 net production 32 kboed (2013: 38 kboed).
- BG Group holds the Miskar and Hasdrubal concessions, in the Gulf of Gabès. Operator of the Miskar (BG Group 100%) and Hasdrubal fields (BG Group 50%).
- BG Group is the largest gas producer in Tunisia, supplying more than 60% of domestic gas production.

2014 Key events
- Well interventions were undertaken on Miskar to unlock additional reserves and enhance production. A further drilling campaign was sanctioned at Miskar.
- Major shutdowns were completed ahead of schedule and on budget at both Hasdrubal and Miskar.
- The Hasdrubal water handling project was commissioned in June.
- The Amilcar exploration permit ended in December.

Outlook
- Further drilling and well stimulation campaigns are planned at Miskar.

UK

- 2014 net production 105 kboed (2013: 100 kboed).
- BG Group holds extensive interests focused in the UK's central North Sea, including a number of operated production hubs (Armada, Everest and Lomond), exploration and appraisal interests, and equity in pipeline and processing facilities.
- BG Group participates in ventures operated by others including Buzzard, Elgin/Franklin, J-Block and Jasmine.

2014 Key events
- Following the start-up of the Jasmine field in November 2013, production continued to ramp up. However, the performance from Jasmine has been lower than expected, reaching 30 kboed, net to BG Group, at peak.
- BG Group sold its 62.78% equity interest in the CATS gas pipeline and associated infrastructure. The sale does not impact BG Group's rights to capacity in CATS.
- The Group also completed the sale of its 44% equity interest in the Blake field in the fourth quarter.
- First production from Phase 2 of the West Franklin field development was achieved in January 2015. The project involved drilling three wells and installing two new platforms that have been tied-back to existing facilities. The field is expected to deliver production of 6 kboed net.
- In September, an asset integrity campaign to improve the performance of the Everest and Lomond assets started. The shutdowns have continued into the first quarter of 2015, with production expected to recommence following the completion of repairs on the CATS riser tower.

Outlook
- Major flotel campaigns continue into 2015 to undertake further asset integrity and reliability work on Everest and Lomond.

USA

DISCOVERIES AND EXPLORATION ACREAGE/NEW DEVELOPMENTS

ARUBA

- BG Group holds a 30% interest in an offshore block.

Outlook
- A programme of seabed coring is scheduled for 2015.

CANADA

- BG Group is assessing the Prince Rupert LNG project that would link gas resources in north-eastern British Columbia to a proposed liquefaction site near Prince Rupert, with plans for LNG export to Asian markets.

2014 Key events
- In March, BG Group received the licence it requires from the National Energy Board to allow exports of up to 25 mtpa of LNG for 25 years, from the date of first export.
- In November, BG Group's pipeline partner received its Environmental Assessment Certificate for the proposed Westcoast Connector Gas Transmission Project from the government of British Columbia.

Outlook
- BG Group continues to investigate the best way to advance the Prince Rupert LNG project. However, given current uncertainty about the size and number of North American projects, BG Group is taking a prudent approach to development in Canada by moderating future expenditure.

BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
51

STRATEGIC REPORT | OPERATING REVIEW | UPSTREAM > CONTINUED
24
TUNISIA
2014 net production 32 kboed (2013: 38 kboed). 2014 Key events The Hasdrubal water handling project
BG Group holds the Miskar and Hasdrubal Well interventions were undertaken on was commissioned in June. concessions, in the Gulf of Gabès. Operator Miskar to unlock additional reserves and The Amilcar exploration permit ended of the Miskar (BG Group 100%) and Hasdrubal enhance production. A further drilling in December.
fields (BG Group 50%). campaign was sanctioned at Miskar.
BG Group is the largest gas producer in Major shutdowns were completed ahead Outlook
Tunisia, supplying more than 60% of of schedule and on budget at both • Further drilling and well stimulation domestic gas production. Hasdrubal and Miskar. campaigns are planned at Miskar.
UK
2014 net production 105 kboed (2013: 100 kboed). 2014 Key events three wells and installing two new platforms
BG Group holds extensive interests focused Following the start-up of the Jasmine field in that have been tied-back to existing facilities. in the UK’s central North Sea, including November 2013, production continued to ramp The field is expected to deliver production a number of operated production hubs up. However, the performance from Jasmine of 6 kboed net.
(Armada, Everest and Lomond), exploration has been lower than expected, reaching • In September, an asset integrity campaign and appraisal interests, and equity in 30 kboed, net to BG Group, at peak. to improve the performance of the Everest pipeline and processing facilities. • BG Group sold its 62.78% equity interest in the and Lomond assets started. The shutdowns
BG Group participates in ventures operated CATS gas pipeline and associated infrastructure. have continued into the first quarter of 2015, by others including Buzzard, Elgin/Franklin, The sale does not impact BG Group’s rights with production expected to recommence J-Block and Jasmine. to capacity in CATS. following the completion of repairs on
The Group also completed the sale of its the CATS riser tower. 44% equity interest in the Blake field in the fourth quarter. Outlook
First production from Phase 2 of the West Major fiotel campaigns continue into 2015 Franklin field development was achieved in to undertake further asset integrity and January 2015. The project involved drilling reliability work on Everest and Lomond.
USA
2014 net production 39 kboed (2013: 58 kboed). 2014 Key events Outlook
BG Group develops shale gas in east Texas/ Production declined during 2014 as a result With the outlook for continued low US gas north Louisiana (Haynesville and Bossier) and of a reduced level of drilling activity due prices, a low level of drilling activity is likely Pennsylvania/West Virginia (Marcellus). to the continued low gas prices. At year to continue into 2015. end 2014, three rigs were operating. With a short lead time to re-establish rig count, BG Group can increase production, should US gas prices improve the economic ranking of these programmes.
DISCOVERIES AND EXPLORATION ACREAGE/NEW DEVELOPMENTS ARUBA
BG Group holds a 30% interest in an 2014 Key events Outlook offshore block. In June, BG Group agreed to acquire a 30% A programme of seabed coring is scheduled interest in an exploration block, offshore for 2015.
Aruba. The block covers 14 356 square kilometres, with identified prospectivity in water depths between 400 and 1 800 metres. A 3D seismic programme was completed in 2014.
CANADA
BG Group is assessing the Prince Rupert 2014 Key events Outlook
LNG project that would link gas resources in • In March, BG Group received the licence it • BG Group continues to investigate the best north-eastern British Columbia to a proposed requires from the National Energy Board to way to advance the Prince Rupert LNG liquefaction site near Prince Rupert, with allow exports of up to 25 mtpa of LNG for project. However, given current uncertainty plans for LNG export to Asian markets. 25 years, from the date of first export. about the size and number of North American
In November, BG Group’s pipeline partner projects, BG Group is taking a prudent received its Environmental Assessment approach to development in Canada by Certificate for the proposed Westcoast moderating future expenditure. Connector Gas Transmission Project from the government of British Columbia.
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
51

STRATEGIC REPORT | OPERATING REVIEW | UPSTREAM > CONTINUED
25

COLOMBIA

2014 Key events

HONDURAS

2014 Key events

Outlook

- A seismic campaign is planned for 2015.

KENYA

2014 Key events

Outlook

- BG Group continues to mature its prospect inventory in preparation for further exploration drilling.

MYANMAR

2014 Key events

Outlook

TANZANIA

2014 Key events

- A DST was undertaken at the Mzia discovery in Block 1, which delivered sustained gas production at a maximum flow rate of 101 mmscfd. The test results provide further support for a hub development to supply a potential onshore LNG project.
- The Taachui-1 well in Block 1 discovered gas in May, which was followed by a DST that flowed at a stabilised rate of 14 mmscfd.
- In October, the Kamba-1 exploration well in Block 4 resulted in a gas discovery at Kamba and successfully appraised the Fulusi extension of the Pweza reservoir. The Kamba-1 well is the eleventh discovery and the sixteenth consecutive successful well for BG Group in Tanzania.
- Current estimates of total gross recoverable resources in current discoveries across the Group's interests are around 16 tcf, with further exploration upside.
- In December, further 3D seismic data was acquired in Block 1.
- In April, BG Group, its Block 1 and 4 partners, and the partners in Block 2 signed a heads of agreement setting out how the companies will collaborate on the development of a potential joint LNG project. Under the agreement, BG Group will be the lead developer during the pre-FEED phase. The partners continue to work with the Tanzanian government on the preparatory work needed to progress the acquisition of a site for the potential LNG project.
- In October, BG Group informed the government of Tanzania of its intent to withdraw from Block 3.

Outlook

URUGUAY

2014 Key events

Outlook

STRATEGIC REPORT
CORPORATE GOVERNANCE
FINANCIAL STATEMENTS
SHAREHOLDER INFORMATION

BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
52

STRATEGIC REPORT | OPERATING REVIEW | UPSTREAM > CONTINUED
25
COLOMBIA
BG Group holds a 30% interest in the 2014 Key events agreement and is located approximately Guajira Offshore 3 Block. In January, BG Group signed an agreement 70 kilometres offshore in water depths to acquire a 30% equity interest in Guajira of 1 500 to 4 000 metres. A 3D seismic Offshore 3 Block, offshore Colombia. The programme was completed in 2014. block is held under a technical evaluation
HONDURAS
BG Group is the sole licence holder of an 2014 Key events Outlook offshore block covering approximately BG Group conducted a gradiometry survey A seismic campaign is planned for 2015.
35 000 square kilometres. during the first half of 2014.
KENYA
BG Group is the operator of two offshore 2014 Key events Outlook blocks L10A (BG Group 50%) and L10B In March, the Sunbird-1 exploration well BG Group continues to mature its prospect (BG Group 75%). intersected a gross hydrocarbon column of inventory in preparation for further 44 metres, at 1 584 metres sub-sea, offshore exploration drilling.
Kenya. Gas and oil samples were recovered to surface but the discovery was not considered commercial.
MYANMAR
BG Group is the operator of offshore blocks 2014 Key events Outlook
A4 (BG Group 45%) and AD2 (BG Group 55%). • In March, BG Group was awarded offshore • Subject to signing the PSCs, BG Group and
BG Group holds 45% equity in offshore exploration acreage in the Rakhine Basin as its partners have committed to a 3D seismic blocks A7 and AD5. part of the government’s 2013 bid round. The acquisition programme in each block, which Group will operate two blocks, A4 and AD2, is expected to begin in 2015, following an and secured non-operated acreage in blocks environmental and social impact assessment.
A7 and AD5. Awards are subject to signature of the respective PSCs.
TANZANIA
BG Group is the operator of offshore Kamba and successfully appraised the Fulusi the pre-FEED phase. The partners continue Blocks 1 and 4, in which it has a 60% interest. extension of the Pweza reservoir. The Kamba-1 to work with the Tanzanian government
To date, 16 consecutive successful exploration well is the eleventh discovery and the sixteenth on the preparatory work needed to progress and appraisal wells drilled. consecutive successful well for BG Group the acquisition of a site for the potential in Tanzania. LNG project.
2014 Key events • Current estimates of total gross recoverable • In October, BG Group informed the
A DST was undertaken at the Mzia discovery resources in current discoveries across the government of Tanzania of its intent in Block 1, which delivered sustained gas Group’s interests are around 16 tcf, with to withdraw from Block 3. production at a maximum flow rate of further exploration upside.
Outlook
101 mmscfd. The test results provide further In December, further 3D seismic data was support for a hub development to supply acquired in Block 1. • Development planning of the Block 1 and Block 4 upstream projects, and the LNG plant a potential onshore LNG project. • In April, BG Group, its Block 1 and 4 partners, projects will continue during 2015.
The Taachui-1 well in Block 1 discovered gas and the partners in Block 2 signed a heads of in May, which was followed by a DST that agreement setting out how the companies will Work is underway in preparation for the flowed at a stabilised rate of 14 mmscfd. collaborate on the development of a potential next exploration drilling campaign in
In October, the Kamba-1 exploration well joint LNG project. Under the agreement, Blocks 1 and 4, likely to start in 2016. in Block 4 resulted in a gas discovery at BG Group will be the lead developer during
URUGUAY
BG Group is operator of, and has 100% interest 2014 Key events Outlook in, Blocks 8, 9 and 13, offshore Uruguay. BG Group completed the second phase of its The electromagnetic survey is expected seismic work programme in 2014, acquiring to complete in 2015 in order to evaluate the over 13 000 square kilometres in total. licence areas to mature drillable targets.
BG Group completed a seabed coring and heat flow survey in 2014. The Group commenced a 3D controlled source electromagnetic survey in December.
STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SHAREHOLDER INFORMATION
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
52

132

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION – GAS AND OIL (UNAUDITED)

In accordance with the SPE-PRMS guidelines, BG Group uses gas and crude oil price forecasts that are based on its reference conditions to determine reserves estimates. Therefore reserves (proved and probable) as at 31 December 2014 are measured in accordance with SPE-PRMS definitions and guidelines.

The Corporate Reserves Group (CRG) is a central multidisciplinary group of reserves experts with an average of 20 years' experience in the oil and gas industry which provides an independent review of all reserves and discovered resources bookings and revisions proposed by assets to the Reserves Committee which in turn reports to the Audit Committee. The Head of the CRG, Dr. Carolina Coll has more than 25 years of diversified experience in the oil and gas industry. She has a degree in physics and a PhD in petroleum engineering. She is a past member of the Society of Petroleum Engineers Oil and Gas Reserves Committee, a member of the SPE Joint Committee on Reserves Evaluation Training, a member of the SPE London Board, a member of the United Nations Economic Commission for Europe Expert Group on Resource Classification and a member of the SPE Carll, Lucas & Uren Award Committee.

Total additions and revisions to proved reserves during the year were 295 mmboe. This comprised technical revisions due to new data and field performance updates (124 mmboe increase), extensions, discoveries and reclassifications (180 mmboe increase), acquisitions and disposals (8 mmboe decrease) and the net effect of price movements (1 mmboe decrease). Production in the period was 221 mmboe.

PROVED RESERVES

Proved reserves are those quantities of petroleum, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods and government regulations.

Proved developed reserves are those reserves that can be expected to be recovered through existing wells and with existing equipment and operating methods. Proved undeveloped reserves comprise total proved reserves less total proved developed reserves.

PROBABLE RESERVES

DISCOVERED RESOURCES

Discovered resources are defined by BG Group as the best estimate of discovered recoverable hydrocarbons where commercial and/or technical maturity is such that the initiation of development is subject to certain conditions and therefore sanction is not expected within the next few years.

RISKED EXPLORATION

Risked exploration resources are defined by BG Group as the best estimate (mean value) of recoverable hydrocarbons from undiscovered accumulations multiplied by the chance of success.

TOTAL RESOURCES

Total resources are defined by BG Group as the aggregate of proved and probable reserves plus discovered resources and risked exploration. Total resources may also be referred to as total reserves and resources.

BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014

53

132
FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION – GAS AND OIL (UNAUDITED)
From the year ended 31 December 2013 She is a past member of the Society of DISCOVERED RESOURCES onwards BG Group has adopted the reserves Petroleum Engineers Oil and Gas Reserves Discovered resources are defined by BG Group definitions and guidelines consistent with Committee, a member of the SPE Joint as the best estimate of discovered recoverable the internationally recognised Petroleum Committee on Reserves Evaluation Training, hydrocarbons where commercial and/or Resources Management System published a member of the SPE London Board, a member technical maturity is such that the initiation by the Society of Petroleum Engineers, of the United Nations Economic Commission of development is subject to certain conditions American Association of Petroleum Geologists, for Europe Expert Group on Resource Classification and therefore sanction is not expected World Petroleum Council and the Society and a member of the SPE Carll, Lucas & Uren within the next few years. of Petroleum Evaluation Engineers, known Award Committee.
RISKED EXPLORATION as the SPE-PRMS, in accordance with
Total additions and revisions to proved Risked exploration resources are defined by recommendations issued by the European reserves during the year were 295 mmboe. BG Group as the best estimate (mean value)
Securities and Markets Authority (ESMA).
This comprised technical revisions due to of recoverable hydrocarbons from undiscovered
Prior to this, BG Group had voluntarily used new data and field performance updates accumulations multiplied by the chance the SEC definition of proved reserves and
(124 mmboe increase), extensions, discoveries of success. of probable reserves (from 2009), to report and reclassifications (180 mmboe increase), proved gas and oil reserves and disclose TOTAL RESOURCES acquisitions and disposals (8 mmboe decrease) certain unaudited supplementary information. Total resources are defined by BG Group as the and the net effect of price movements aggregate of proved and probable reserves In accordance with the SPE-PRMS guidelines, (1 mmboe decrease). Production in the plus discovered resources and risked exploration. BG Group uses gas and crude oil price forecasts period was 221 mmboe.
Total resources may also be referred to as that are based on its reference conditions to Gas and oil reserves cannot be measured total reserves and resources. determine reserves estimates. Therefore reserves exactly since estimation of reserves involves (proved and probable) as at 31 December 2014 subjective judgement. Therefore, all estimates are measured in accordance with SPE-PRMS are subject to revision. Changes in gas and oil definitions and guidelines. prices in fields subject to Production Sharing Information in this section is grouped on Contracts (PSCs) may result in changes to a geographical basis as shown below: entitlements and therefore proved reserves.
Australia; PROVED RESERVES
Proved reserves are those quantities of
Africa – Algeria, Egypt, Kenya, Madagascar, petroleum, which, by analysis of geoscience Tanzania and Tunisia; and engineering data, can be estimated
Asia – China, India, Kazakhstan, Myanmar with reasonable certainty to be commercially and Thailand; recoverable, from a given date forward, from known reservoirs and under defined North America and the Caribbean – Aruba, economic conditions, operating methods Honduras, Trinidad and Tobago and the USA; and government regulations.
South America – Bolivia, Brazil, Colombia Proved developed reserves are those reserves and Uruguay; and that can be expected to be recovered through
Europe – Norway and the UK. existing wells and with existing equipment and operating methods. Proved undeveloped The Corporate Reserves Group (CRG) is a reserves comprise total proved reserves less central multidisciplinary group of reserves total proved developed reserves. experts with an average of 20 years’ experience
PROBABLE RESERVES in the oil and gas industry which provides
Probable reserves are those additional an independent review of all reserves and reserves which analysis of geoscience and discovered resources bookings and revisions engineering data indicate are less likely to proposed by assets to the Reserves Committee be recovered than proved reserves but more which in turn reports to the Audit Committee. certain to be recovered than possible reserves. The Head of the CRG, Dr. Carolina Coll has It is equally likely that actual remaining more than 25 years of diversified experience quantities recovered will be greater than or in the oil and gas industry. She has a degree in less than the sum of the estimated proved physics and a PhD in petroleum engineering. plus probable reserves.
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
53

FINANCIAL STATEMENTS | SUPPLEMENTARY INFORMATION – GAS AND OIL (UNAUDITED)
133
A) RESERVES
All information for periods up to 31 December 2012 is presented under SEC methodology. Information for 31 December 2013 is presented under both SEC and SPE-PRMS methodology. Information from 31 December 2013 is presented under SPE-PRMS methodology.
ESTIMATED NET PROVED RESERVES OF NATURAL GAS
North America
and the South
Australia Africa Asia Caribbean America Europe Total
bcf bcf bcf bcf bcf bcf bcf
As at 31 December 2011 (SEC): 2 717 2 403 2 032 2 623 2 100 979 12 854
Movement during the year (SEC):
Revisions of previous estimates(a) –(250) 87(339) 8(50)(544)
Extensions, discoveries and reclassifications 805 – 16 79 57 1 958
Production(55)(342)(185)(331)(60)(90)(1 063)
Disposals of reserves-in-place – –(22) – – –(22)
750(592)(104)(591) 5(139)(671)
As at 31 December 2012 (SEC): 3 467 1 811 1 928 2 032 2 105 840 12 183
Movement during the year (SEC):
Revisions of previous estimates(a) 544(277) 9 129 169(35) 539
Extensions, discoveries and reclassifications –(45) 27(71) –(13)(102)
Production(55)(297)(185)(275)(72)(83)(967)
Disposals of reserves-in-place(791) – –(65) – –(856)
(302)(619)(149)(282) 97(131)(1 386)
As at 31 December 2013 (SEC): 3 165 1 192 1 779 1 750 2 202 709 10 797
Revisions of previous estimates(b) 5 11 51 81 6(1) 153
Extensions, discoveries and reclassifications 1 091 – – – – – 1 091
As at 31 December 2013 (SPE-PRMS): 4 261 1 203 1 830 1 831 2 208 708 12 041
Movement during the year (SPE-PRMS):
Revisions of previous estimates(a)(1)(172) 99(124) 37(18)(179)
Extensions, discoveries and reclassifications 479(25) 7(5) 74 – 530
Production(74)(183)(172)(224)(100)(88)(841)
Disposals of reserves-in-place – – – – –(1)(1)
404(380)(66)(353) 11(107)(491)
As at 31 December 2014 (SPE-PRMS) 4 665 823 1 764 1 478 2 219 601 11 550(c)
(a) Includes effect of oil and gas price changes on PSCs.
(b) Includes the effect of changing from SEC price assumptions to SPE-PRMS reference prices, including impact on PSCs. (c) Estimates of proved natural gas reserves at 31 December 2014 includes fuel gas of 1 289 bcf (2013: 1 031 bcf).
Note: Conversion factor of 6 bcf of gas to 1 mmboe.
ESTIMATED NET PROVED DEVELOPED RESERVES OF NATURAL GAS
North America
and the South
Australia Africa Asia Caribbean America Europe Total
bcf bcf bcf bcf bcf bcf bcf
As at 31 December 2011 (SEC) 575 1 254 1 851 1 349 392 728 6 149
As at 31 December 2012 (SEC) 503 1 181 1 858 1 387 709 684 6 322
As at 31 December 2013 (SPE-PRMS) 509 758 1 791 993 850 573 5 474
As at 31 December 2014 (SPE-PRMS) 1 539 476 1 719 724 849 503 5 810
ESTIMATED NET PROBABLE RESERVES OF NATURAL GAS
North America
and the South
Australia Africa Asia Caribbean America Europe Total
bcf bcf bcf bcf bcf bcf bcf
As at 31 December 2011 (SEC) 6 565 1 425 920 1 342 1 157 355 11 764
As at 31 December 2012 (SEC) 5 788 1 170 1 137 1 416 1 550 452 11 513
As at 31 December 2013 (SPE-PRMS) 2 930 3 894 636 1 350 1 435 394 10 639
As at 31 December 2014 (SPE-PRMS)(a) 2 145 3 412 759 1 385 1 142 411 9 254
(a) Estimates of probable natural gas reserves at 31 December 2014 includes fuel gas of 689 bcf (2013: 607 bcf).
STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SHAREHOLDER INFORMATION
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
54

FINANCIAL STATEMENTS | SUPPLEMENTARY INFORMATION – GAS AND OIL (UNAUDITED) > CONTINUED
134
A) RESERVES CONTINUED
ESTIMATED NET PROVED RESERVES OF OIL
‘Oil’ includes crude oil, condensate and natural gas liquids.
North America
and the South
Australia Africa Asia Caribbean America Europe Total
mmbbl mmbbl mmbbl mmbbl mmbbl mmbbl mmbbl
As at 31 December 2011 (SEC): – 24.7 259.8 5.1 630.3 185.5 1 105.4
Movement during the year (SEC):
Revisions of previous estimates(a) –(1.2) 17.1(0.6) 100.3 4.8 120.4
Extensions, discoveries and reclassifications – – 0.2 – 228.1 8.9 237.2
Production –(4.5)(27.5)(0.5)(9.5)(21.3)(63.3)
Disposals of reserves-in-place(b) – – 0.8 – – – 0.8
–(5.7)(9.4)(1.1) 318.9(7.6) 295.1
As at 31 December 2012 (SEC): – 19.0 250.4 4.0 949.2 177.9 1 400.5
Movement during the year (SEC):
Revisions of previous estimates(a) – 3.7 2.6 0.3 145.8 9.3 161.7
Extensions, discoveries and reclassifications – 0.1 0.4 – 33.9(2.9) 31.5
Production –(5.1)(25.4)(0.7)(15.3)(23.2)(69.7)
Disposals of reserves-in-place – – –(0.6) – –(0.6)
–(1.3)(22.4)(1.0) 164.4(16.8) 122.9
As at 31 December 2013 (SEC) – 17.7 228.0 3.0 1 113.6 161.1 1 523.4
Revisions of previous estimates(c) – – 9.2 0.1 1.4(2.1) 8.6
As at 31 December 2013 (SPE-PRMS) – 17.7 237.2 3.1 1 115.0 159.0 1 532.0
Movement during the year (SPE-PRMS):
Revisions of previous estimates(a) – 4.8 16.0 0.1 126.3 6.2 153.4
Extensions, discoveries and reclassifications –(0.2) 5.4 – 85.7 – 90.9
Production –(3.7)(23.4)(0.6)(29.1)(24.1)(80.9)
Disposals of reserves-in-place – – – – –(7.5)(7.5)
– 0.9(2.0)(0.5) 182.9(25.4) 155.9
As at 31 December 2014 (SPE-PRMS) – 18.6 235.2 2.6 1 297.9 133.6 1 687.9
(a) Includes effect of oil and gas price changes on PSCs.
(b) Karachaganak Settlement Agreement (disposal) resulted in a minor addition to liquids.
(c) Includes the effect of changing from SEC price assumptions to SPE-PRMS reference prices, including impact on PSCs.
ESTIMATED NET PROVED DEVELOPED RESERVES OF OIL
North America
and the South
Australia Africa Asia Caribbean America Europe Total
mmbbl mmbbl mmbbl mmbbl mmbbl mmbbl mmbbl
As at 31 December 2011 (SEC) – 21.0 238.1 1.9 43.8 136.7 441.5
As at 31 December 2012 (SEC) – 18.8 230.5 3.6 78.5 126.4 457.8
As at 31 December 2013 (SPE-PRMS) – 14.0 221.4 2.8 120.4 119.2 477.8
As at 31 December 2014 (SPE-PRMS) – 15.5 221.1 1.9 196.1 101.9 536.5
ESTIMATED NET PROBABLE RESERVES OF OIL
North America
and the South
Australia Africa Asia Caribbean America Europe Total
mmbbl mmbbl mmbbl mmbbl mmbbl mmbbl mmbbl
As at 31 December 2011 (SEC) – 9.0 137.2 2.3 1 737.4 92.4 1 978.3
As at 31 December 2012 (SEC) – 15.6 77.6 2.1 1 652.5 91.9 1 839.7
As at 31 December 2013 (SPE-PRMS) – 10.6 121.2 1.9 1 479.0 66.4 1 679.1
As at 31 December 2014 (SPE-PRMS) – 7.6 149.4 1.5 1 161.3 50.2 1 370.0
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
55

FINANCIAL STATEMENTS | SUPPLEMENTARY INFORMATION – GAS AND OIL (UNAUDITED) > CONTINUED
135
B) STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
The following tables set out the standardised measure of discounted future net cash flows relating to proved gas and oil reserves and report the causes of changes in the standardised measure of the cash flows relating to reserves. Future cash inflows have been computed by reference to the Group’s estimate of future production of net proved gas and oil reserves at the end of each year and estimates of third-party prices. Prices for the years ended 31 December 2012 and 31 December 2013 are calculated using a 12-month average price in line with SEC methodology. Prices for the year ended 31 December 2014 are calculated using the Group’s long-term reference conditions of Brent oil $90 real, used to determine reserves estimates in accordance with SPE-PRMS price assumptions. The standardised measure of discounted future net cash flow information presented below is not intended to represent the replacement cost or fair market value of the Group’s gas and oil properties. The disclosures shown are based on estimates of proved reserves, future production schedules and costs, which are inherently imprecise and subject to revision. Reserves for the year ended 31 December 2012 and 31 December 2013 are under SEC methodology and reserves for the year ended 31 December 2014 are under SPE-PRMS methodology. The standardised measure is as follows:
North America
and the South
Australia Africa Asia Caribbean America Europe Total
$bn $bn $bn $bn $bn $bn $bn
As at 31 December 2012 (SEC):
Future cash inflows 20.78 11.89 28.25 6.25 102.81 28.80 198.78
Future production and development costs(12.41)(4.30)(10.80)(3.27)(60.90)(12.25)(103.93)
Future income tax expenses(0.70)(2.52)(6.37)(1.48)(9.93)(10.51)(31.51)
Future net cash flows 7.67 5.07 11.08 1.50 31.98 6.04 63.34
10% annual discount for estimated timing of cash flows(6.66)(1.39)(4.70)(0.60)(19.12)(1.54)(34.01)
1.01 3.68 6.38 0.90 12.86 4.50 29.33
As at 31 December 2013 (SEC):
Future cash inflows 19.40 8.87 25.19 5.03 121.68 25.63 205.80
Future production and development costs(13.18)(4.01)(10.89)(2.98)(76.00)(12.32)(119.38)
Future income tax expenses –(1.55)(5.19)(0.86)(16.34)(8.52)(32.46)
Future net cash flows 6.22 3.31 9.11 1.19 29.34 4.79 53.96
10% annual discount for estimated timing of cash flows(4.66)(0.90)(4.03)(0.36)(15.03)(0.98)(25.96)
1.56 2.41 5.08 0.83 14.31 3.81 28.00
As at 31 December 2014 (SPE-PRMS):
Future cash inflows 43.93 6.69 19.95 5.02 113.72 17.09 206.40
Future production and development costs(19.90)(3.29)(10.40)(3.13)(68.27)(10.73)(115.72)
Future income tax expenses(5.17)(1.06)(3.64)(0.43)(15.79)(3.54)(29.63)
Future net cash flows 18.86 2.34 5.91 1.46 29.66 2.82 61.05
10% annual discount for estimated timing of cash flows(11.95)(0.65)(2.66)(0.49)(15.43)(0.21)(31.39)
6.91 1.69 3.25 0.97 14.23 2.61 29.66
STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SHAREHOLDER INFORMATION
The following were the main sources of change in the standardised measure of discounted cash flows in the three years ended 31 December 2014:
2014 2013 2012
$bn $bn $bn
Standardised measure at the beginning of the year 28.00 29.33 29.59
Sale of gas and oil produced net of production costs and other operating costs(a)(8.21)(8.93)(8.98)
Net changes in prices and production costs(b)(20.38)(6.36)(9.48)
Extensions, discoveries, reclassifications and revisions to previous estimates 21.63 6.39 17.14
Changes in estimated future development costs(6.41)(4.52)(12.52)
Development costs incurred in the period 6.90 8.21 6.80
Disposals of reserves-in-place(0.02)(0.47)(0.52)
Accretion of discount 4.54 4.67 4.79
Net change in income tax 3.54(0.18) 2.45
Other 0.07(0.14) 0.06
Standardised measure at the end of the year(c) 29.66 28.00 29.33
(a) Production costs and other operating costs include lifting, tariff, insurance and royalty costs but not depreciation costs. (b) Includes the effect of foreign exchange movements.
(c) Based on the following prices for 2012 and 2013 in line with SEC methodology. 2014 is based on the Group’s long-term reference conditions of Brent oil $90 real, used to determine reserves estimates in accordance with SPE-PRMS methodology:
2013 2012
Brent oil price ($/bbl) 109 112
Henry Hub ($/mmbtu) 3.67 2.86
UK spot gas (p/therm) 66.82 59.39
US$/UK£ exchange rate 1.56 1.59
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
56

FINANCIAL STATEMENTS | SUPPLEMENTARY INFORMATION – GAS AND OIL (UNAUDITED) > CONTINUED
136
B) STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS CONTINUED
To aid comparability with previous years, the standardised measure of discounted future net cash flows has also been calculated using 12-month average prices under SEC methodology(a) as follows:
North America
and the South
Australia Africa Asia Caribbean America Europe Total
$bn $bn $bn $bn $bn $bn $bn
As at 31 December 2014 (SEC): 8.22 1.99 3.77 1.12 18.00 2.97 36.07
(a) SEC price assumptions: Brent oil $101/bbl, Henry hub $4.30/mmbtu, UK spot gas 51.21p/therm, US$/UK£ exchange rate 1.65.
C) COSTS INCURRED IN GAS AND OIL ACTIVITIES
Aggregate costs incurred under the historical cost convention, comprising amounts capitalised to exploration and development and amounts charged to the income statement in respect of exploration and appraisal, were as follows:
North America
and the South
Australia Africa Asia Caribbean America Europe Total
$m $m $m $m $m $m $m
Year ended 31 December 2013:
Acquisition of properties (a):
Unproved – – – 9 – – 9
Exploration 283 582 43 24 562 155 1 649
Development 4 746 537 349 312 1 220 1 046 8 210
Year ended 31 December 2014:
Acquisition of properties (a):
Unproved – – – 62 – – 62
Exploration 257 387 16 148 189 201 1 198
Development 2 975 534 417 383 1 728 863 6 900
(a) There was no acquisition of proved properties during 2014 (2013: $nil).
The proportion of exploration costs capitalised in 2014 was 57.1% (2013: 80.8%).
The above table does not include additions to decommissioning provisions which amounted to $379m in 2014 (2013: $522m).
D) RESULTS OF OPERATIONS
The results of operations under the historical cost convention and in accordance with IFRS for the oil and gas exploration and producing activities (excluding liquefaction, business development, disposals, re-measurements and impairments, and interest costs) is given below.
North America
and the South
Australia Africa Asia Caribbean America Europe Total
$m $m $m $m $m $m $m
Year ended 31 December 2013:
Revenue and other operating income 146 1 999 3 357 842 2 068 3 328 11 740
Lifting costs(119)(232)(345)(141)(231)(563)(1 631)
Royalties and other operating costs(4)(59)(314)(59)(611)(131)(1 178)
Operating costs(123)(291)(659)(200)(842)(694)(2 809)
Other costs(104)(30)(238)(122)(231)(200)(925)
Depreciation(73)(971)(423)(404)(128)(609)(2 608)
Exploration expense(46)(78)(24)(24)(316)(223)(711)
(200) 629 2 013 92 551 1 602 4 687
Taxation –(362)(787)(80)(209)(961)(2 399)
Results of operations(200) 267 1 226 12 342 641 2 288
Year ended 31 December 2014:
Revenue and other operating income 87 1 317 2 921 777 3 370 3 177 11 649
Lifting costs(118)(202)(369)(126)(394)(642)(1 851)
Royalties and other operating costs(5)(51)(294)(62)(985)(189)(1 586)
Operating costs(123)(253)(663)(188)(1 379)(831)(3 437)
Other costs(148)(158)(290)(132)(454)(152)(1 334)
Depreciation(93)(396)(422)(331)(186)(1 002)(2 430)
Exploration expense(42)(282)(13)(112)(149)(153)(751)
(319) 228 1 533 14 1 202 1 039 3 697
Taxation 80(70)(622)(145)(274)(633)(1 664)
Results of operations(239) 158 911(131) 928 406 2 033
Included in revenue and other operating income are intra-Group sales at contract prices of $804m for the year ended 31 December 2014 (2013: $760m).
The accretion interest expense resulting from changes in the liability for decommissioning due to the passage of time, which is not included in the table above, was $146m (2013: $107m).
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
57

FINANCIAL STATEMENTS 137 HISTORICAL PRODUCTION (UNAUDITED)
Gas production Oil and liquids production Total production
kboed kboed kboed
2014 2013 2012 2014 2013 2012 2014 2013 2012
Australia 34 25 25 – – – 34 25 25
Bolivia 40 29 23 8 7 5 48 36 28
Brazil 6 4 3 72 35 22 78 39 25
Egypt 59 107 129 3 5 3 62 112 132
India 12 14 17 6 6 8 18 20 25
Kazakhstan 33 36 36 52 56 62 85 92 98
Norway 1 1 2 – 1 1 1 2 3
Thailand 33 34 30 6 7 6 39 41 36
Trinidad and Tobago 64 68 72 1 2 1 65 70 73
Tunisia 24 29 28 8 9 9 32 38 37
UK 39 37 40 66 63 56 105 100 96
USA 39 58 79 – – – 39 58 79
Total production of gas,
oil and liquids (kboed) 384 442 484 222 191 173 606 633 657
Total production of gas,
oil and liquids (mmboe) 140.2 161.2 177.2 80.9 69.7 63.3 221.1 230.9 240.5
Production volumes include fuel gas.
STRATEGIC REPORT CORPORATE GOVERNANCE FINANCIAL STATEMENTS SHAREHOLDER INFORMATION
BG GROUP | ANNUAL REPORT AND ACCOUNTS 2014
58

3.	FURTHER OIL AND GAS INFORMATION OF THE BG GROUP

In the following section:

•	“Licence” means the relevant licence, block or concession area (or other term having equivalent effect).

•	A licence that is stated to be in the “exploration”, “production” or “development” phase refers to a licence which has been classified by BG as being within that particular hydrocarbon process or activity (unless otherwise stated).

•	The “commencement date” of a licence means (unless otherwise stated), in respect of licences in:

(i)	the exploration phase, the date of BG’s entry or acquisition;

(ii)	the production phase, the date on which production commenced; and

(iii)	the development phase, the date on which the development period commenced.

•	The “licence term” means the expected expiry of the current phase of the relevant licence, excluding for these purposes conditional extensions or renewals.

•	References to “BG” are to the relevant BG Group entity or entities operating in each jursidiction.

1.	AUSTRALIA

OVERVIEW:

BG is one of Australia’s leading coal seam gas explorers and producers, supplying both the domestic market and the two train 8.5 mtpa Queensland Curtis LNG Plant. BG’s business in Australia includes licences in onshore areas of producing and potential gas supply covering a total of around 26,000 square kilometres.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Bowen Basin	BG	75.00[1]	Exploration	2008	Multiple[3]
Cooper Basin	Drillsearch	60.00	Exploration	2011	Multiple[3]
Surat Basin	BG	65.83[2]	Production	2006	Life of field

[1]	BG and partners have different equity participation across its Bowen CSG tenures.
[2]	BG and partners have different interests in individual licences and so this figure represents BG’s average equity by area in QCLNG production tenures.
[3]	The Bowen Basin and Cooper Basin blocks constitute a number of licences. The duration of such licences varies.

2.	ARUBA

OVERVIEW:

BG has a 30% interest in an exploration block, offshore Aruba. A 3D seismic programme was completed in 2014.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Exploration Block	Repsol	30.00	Exploration	2014	2016

59

3.	BOLIVIA

OVERVIEW:

BG operates six gas fields in Bolivia and has interests in two of the largest natural gas fields discovered in Bolivia: Margarita and Itaú. In 2013, BG was awarded rights to explore and further develop the Huacareta block, the largest undeveloped area in Bolivia.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Huacareta	BG	100.00	Exploration	2014	2054
Charagua[1]	Repsol	20.00	Exploration	1999	N/A
Caipipendi	Repsol	37.50	Production	2007[2]	2031
La Vertiente	BG	100.00	Production	2007[2]	2019
Los Suris	BG	100.00	Production	2007[2]	2019
Tarija XX East	BG	100.00	Production	2007[2]	2029
Tarija XX West	Petrobras	25.00	Production	2011	2030

[1]	The Charagua block is in the process of being relinquished.
[2]	This is the date on which the current licence became effective. Production from the field commenced prior to this.

4.	BRAZIL

OVERVIEW:

BG participates in several large pre-salt discoveries in the Santos Basin – Lula, Iracema area, Sapinhoá, Lapa and former Greater Iara area (Berbigão, Sururu and Atapú West fields) – and participates as operator in 10 blocks in the Barreirinhas Basin.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
BAR-M-298	BG	100.00	Exploration	2013	2018[2]
BAR-M-340

BAR-M-215[1]	BG	65.00	Exploration	2013	2018[2]
BAR-M-217[1]
BAR-M-252[1]
BAR-M-254[1]

BAR-M-300	BG	50.00	Exploration	2013	2018[2]
BAR-M-342
BAR-M-344
BAR-M-388
BM-S-50	Petrobras	20.00	Exploration[3]	2006	2017[4]
BM-S-9	Petrobras	30.00	Production	2013 (Sapinhoá); 2016 (Lapa)[5]	2038 (Sapinhoá); 2040 (Lapa)

BM-S-11	Petrobras	25.00	Production	2010 (Lula); 2014 (Iracema area); 2019 (Berbigão/ Sururu); 2018 (Atapú West)[6]	2037 (Lula); 2037 (Iracema area); 2041 (Berbigão/Sururu/ Atapú West)

[1]	The transaction to farm-down to Mitsui E&P Brasil 10% of its interest in the blocks BAR-M-215; BAR-M-217; BAR-M-252 and BAR-M-254 is pending completion.
[2]	2018 is the expected term of the First Exploration Period.
[3]	Classified in accordance with Brazilian regulatory framework. BG will treat this as in the development phase once development activities have commenced under the appraisal plan.
[4]	2017 is the expected term of the Exploration Phase.
[5]	From a regulatory perspective, the initial period of the Production Phase is the ‘Declaration of Commerciality (DOC)’ and not the date on which production commenced. The DOC of such areas are: 2011 (Sapinhoá); 2013 (Lapa).
[6]	From a regulatory perspective, the initial term of the Production Phase is the ‘Declaration of Commerciality (DOC)’ and not the date on which production commenced. The DOC of such areas are: 2010 (Lula and Iracema); 2014 (Berbigão/Sururu/Atapú West).

60

5.	CANADA

OVERVIEW:

BG has three non-operated positions offshore Newfoundland.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
EL1123	Statoil	25.00	Exploration	2015	2017
EL1125	Statoil	10.00	Exploration	2015	2018
EL1126	Statoil	10.00	Exploration	2015	2018

6.	COLOMBIA

OVERVIEW:

BG has a 30% equity interest in Guajira Offshore 3 Block, offshore Colombia. The block is held under a technical evaluation agreement. A 3D seismic programme has been undertaken in 2014 and 2015.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Guajira Offshore 3	Shell	30.00	Exploration	2014	2016

7.	EGYPT

OVERVIEW:

BG is one of Egypt’s largest gas producers. BG is operator of two offshore gas-producing concession areas and two other exploration concessions.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
El Burg Offshore	BG	60.00	Exploration	2005	2015
North Gamasa Offshore	BG	60.00	Exploration	2010	2016
West Delta Deep Marine (WDDM)	BG	50.00	Production	2003	2026
Rosetta	BG	80.00	Production	2001	2021

8.	HONDURAS

OVERVIEW:

BG entered Honduras in 2013. BG is the sole licence holder of an offshore exploration licence covering around 35,000 square kilometres.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Patuca and Mosquitia	BG	100.00	Exploration	2013	2017

61

9.	INDIA

OVERVIEW:

BG has upstream interests in two offshore producing fields and an exploration licence that is in the process of being relinquished.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
MB-DWN- 2010/1[1]	BG	50.00	Exploration	2012	N/A
Tapti	BG, Reliance Industries and ONGC are joint operators	30.00	Production	1997	2019
Panna-Mukta	BG, Reliance Industries and ONGC are joint operators	30.00	Production	1994	2019

[1]	BG’s interest in the MB-DWN-2010/1 block is in the process of being relinquished.

10.	KAZAKHSTAN

OVERVIEW:

BG is joint operator of the giant Karachaganak project. Located in north-west Kazakhstan and covering over 280 square kilometres, Karachaganak is one of the world’s largest gas and condensate fields.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Karachaganak	BG and ENI are joint operators	29.25	Production	1984	2037

11.	KENYA

OVERVIEW:

BG entered Kenya in 2011, acquiring an interest in two offshore blocks.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
L10A	BG	100.00[1]	Exploration	2011	2016
L10B	BG	100.00[1]	Exploration	2011	2016

[1]	The Kenyan government has certain back-in rights which, if exercised, would reduce BG’s interest.

62

12.	MONGOLIA

OVERVIEW:

BG entered Mongolia in 2015 and holds two exploration licences covering a total of around 50,000 square kilometres.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Block Bogd- IV	Capcorp Mongolia, LLC	78.00	Exploration	2015	2017
Block Ongi-V	Capcorp Mongolia, LLC	78.00	Exploration	2015	2017

13.	MYANMAR

OVERVIEW:

BG has an interest in four exploration blocks located in the Rakhine Basin offshore Myanmar and operates two of them.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Block A-4	BG	45.00	Exploration	2015	2022
Block A-7	Woodside Energy	45.00	Exploration	2015	2022
Block AD-2	BG	55.00	Exploration	2015	2023
Block AD-5	Woodside Energy	45.00	Exploration	2015	2023

14.	NORWAY

OVERVIEW:

BG first entered Norway in 2003 and now has eight licences (five as operator). Production started in 2012 from the Gaupe field and in March 2015, the Knarr field came onstream.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
PL143	ConocoPhillips	44.44	Exploration	2004	2027
PL373BS	BG	45.00	Exploration	2015	2019
PL638	BG	36.00	Exploration	2012	2019
PL688	E.ON E&P Norge	50.00	Exploration	2013	2022
PL393	Statoil Petroleum	20.00	Exploration	2006	2040
PL292 / PL292B	BG	60.00	Production	2012	2026
PL373S	BG	45.00	Production	2015	2038

63

15.	AREAS OF PALESTINIAN AUTHORITY

OVERVIEW:

BG is operator of, and has a 90% interest in, an exploration licence covering the entire marine area offshore the Gaza Strip.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Offshore Gaza Marine	BG	90.00[1]	Exploration	1999	2027

[1]	Consolidated Contractors Company and the Palestine Investment Fund have certain back-in rights which, if exercised, would reduce BG’s interest.

16.	TANZANIA

OVERVIEW:

BG is operator of two offshore blocks, in which it has a 60% interest.1

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Block 1	BG	60.00[2]	Exploration	2010	2016
Block 4	BG	60.00[2]	Exploration	2010	2017

[1]	In addition, BG Tanzania is in the final stages of withdrawing from Block 3 following the issue of a Notice of Withdrawal in 2014.
[2]	The Tanzania Petroleum Development Company, as national oil company, has certain back-in rights which, if exercised, would reduce BG’s interest.

17.	THAILAND

OVERVIEW:

BG has held an interest in the Bongkot offshore gas fields since 1990. BG is also operator of, and holds a 66.67% interest in, three offshore blocks.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Blocks 7, 8 and 9	BG	66.67	Exploration	1968	Currently suspended
Block 15 (concession 5/2515/9)	PTTEP	22.22	Production	1993	2022
Block 16 (concession 3/2515/7)	PTTEP	22.22	Production	1993	2023
Block 17 (concession 3/2515/7)	PTTEP	22.22	Production	2012	2023
Block G12/48 (concession 3/2539/71)	PTTEP	22.22	Development[1]	2015	2045

[1]	The government of Thailand granted a Production Area over part of Block G12/48 in March 2015. Production has not yet commenced but must commence from the production area by 2019.

64

18.	TRINIDAD & TOBAGO

OVERVIEW:

BG has upstream operations offshore Trinidad’s east and north coasts and an onshore Central Block. During 2014, BG expanded its acreage position in Trinidad & Tobago.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date		Licence Term
Block 5(c)	BG	100.00	Development	2005	[1]	2030
Block 5(d)	BG	100.00	Exploration	2012		2018
Block 6 – sub blocks 6(b) and 6(d) (excluding Dolphin Field)	BG	50.00	Development	1974	[1]	2021
TTDAA Block 3	BHP Billiton	35.00	Exploration	2014		2023
TTDAA Block 5	BHP Billiton	35.00	Exploration	2014		2022
TTDAA Block 6	BHP Billiton	35.00	Exploration	2014		2022
TTDAA Block 7	BHP Billiton	35.00	Exploration	2014		2023
ECMA Block 6b Dolphin	BG	50.00	Production	1996		2026
ECMA Block 5a	BG	50.00	Production	1997	[2]	2022
ECMA Block E	BG	50.00	Production	1993	[3]	2025 (assumed)[4]
NCMA	BG	45.88	Production	2001 (Hibiscus); 2009 (Poinsettia); 2009 (Chaconia)		2022
Central Block	BG	65.00	Production	2004 (Carapal Ridge); 2012 (Baraka); 2012 (Baraka East)		2012 (renewal process underway)

[1]	This commencement date refers to the effective date of the relevant production sharing contract.
[2]	This commencement date refers to the effective date of the relevant production sharing contract. Production from Dolphin Deep field commenced in 2006; Starfish field (spans Blocks 5a and E) commenced in 2014.
[3]	This commencement date refers to the effective date of the relevant production sharing contract. Production from Starfish field (spans Blocks 5a and E) commenced in 2014.
[4]	The term is 25 years from the date of Declaration of Commercial Discovery which BG understands was granted in 2000.

19.	TUNISIA

OVERVIEW:

BG is operator of the Miskar and Hasdrubal1 producing concessions, in which it has 100% and 50% interests respectively.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Miskar	BG	100.00	Production	1996	2022
Hasdrubal	BG1	50.00	Production	2009	2037

[1]	On behalf of a joint venture with Entreprise Tunisienne d’Activités Pétrolières (ETAP).

65

20.	URUGUAY

OVERVIEW:

BG began operating in Uruguay in 2012. BG is operator of, and has 100% interests in, three offshore blocks.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Block 8	BG	100.00	Exploration	2012	2017
Block 9	BG	100.00	Exploration	2012	2017
Block 13	BG	100.00	Exploration	2012	2017

21.	UNITED KINGDOM

OVERVIEW:

BG has a significant and diverse exploration and production business in the UK with interests focused on the central North Sea.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Armada Complex (Drake, Fleming and Hawkins fields) (P.0066, P.0110, P.0355, P.0356 and P.0591)
	BG	76.42 (unitised)	Production	1997	Life of field (P.0066) 2016 (P.0110) 2017 (P.0355) 2017 (P.0356) 2023 (P.0591)
Atlantic (P.0300)	BG	75.00	Production ceased 2012[1]	2006	2016
Buzzard (P.0928 and P.0986)	Nexen	21.73 (unitised)	Production	2007	2031 (P.0928) 2034 (P.0986)
Cromarty (P.0310)	Hess	10.00	Production ceased 2012[1]	2006	2016
Elgin/Franklin Hub (P.0188, P.0362, P.0666, P.0752 and P.2068)	Total	14.11 (unitised)	Production	2001 (Elgin and Franklin fields) 2007 (West Franklin)	2018 (P.0188) 2017 (P.0362) 2025 (P.0666) 2027 (P.0752) 2017 (P.2068)
Erskine (P.0057 and P.0264)	Chevron	32.00 (unitised)	Production	1997	Life of field (P.0057) Life of field (P.0264)
Everest (P.0066, P.0101 and P.0110)	BG	100.00 (unitised)	Production	1993	Life of field (P.0066) 2016 (P.0101) 2016 (P.0110)
Glenelg (P.0752)	Total	14.11	Production	2006	2027
Jackdaw (P.0098)	BG	44.14	Development	2010	2016
Jackdaw (P.0111)	BG	30.49	Development	2010	2016

[1]	Production from Atlantic (P.0300) and Cromarty (P.0310) ceased in early 2012 and decommissioning planning is underway.

66

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Jackdaw (P.0672)	BG	35.00	Development	2010	2025
Jade (P.0672) and Jade South (P.1589)	ConocoPhillips	35.00 (unitised)	Production	2002 (Jade, P.0672) 2013 (Jade South, P.1589)	2025 (P.0672) 2017 (P.1589)
J-Area (Jasmine) (P.0011 and P.0032)	ConocoPhillips	30.50 (unitised)	Production	2013	Life of field (P.0011) Life of field (P.0032)
J-Area (Joanne) (P.0011, P.0032 and P.0079)	ConocoPhillips	30.50 (unitised)	Production	1997	Life of field (P.0011) Life of field (P.0032) Life of field (P.0079)
J-Area (Judy) (P.0011 and P.0032)	ConocoPhillips	30.50 (unitised)	Production	1997	Life of field (P.0011) Life of field (P.0032)
Lomond (P.0101)	BG	100.00	Production	1993	2016
Maria (P.0110)	BG	36.00	Production	2007	2016
P.0012 (Block 22/30a Aragorn Area)	Shell	20.00	Exploration	2007	Unable to be ascertained as at the Latest Practicable Date
P.0012 (Block 22/30a Marlene Area)	Shell	15.00	Exploration	2007	Unable to be ascertained as at the Latest Practicable Date
P.0101 (Block 23/21a)	BG	83.33	Exploration	1993	2016
P.1821 (Block 30/06c)	ConocoPhillips	30.50	Exploration	2013	2019
P.2071 (Blocks 23/27b and 30/02b)	BG	100.00	Exploration	2013	2017
P.2078 (Block 23/16e)	BG	50.00	Exploration	2013	2017
P.2079 (Block 23/16d)	BG	50.00	Exploration	2013	2017
P.2171 (Block 20/07c and 20/08a)	Nexen	21.70	Exploration	2014	2018
P.2186 (Block 23/16h)	BG	50.00	Exploration	2014	2018
P.2187 (Block 23/16i)	BG	83.33	Exploration	2014	2018
P.2217 (Block 22/05c)	BG	100.00	Exploration	2014	2016
P.2221 (Block 30/07c)	ConocoPhillips	30.50	Exploration	2014	2018
Seymour (P.0356)	BG	57.00	Production	Gas: 2003 (SW Seymour) Oil: 2006 (NW Seymour)	2017

67

22.	USA

OVERVIEW:

BG owns upstream acreage positions in both unconventional and conventional onshore plays in the US. BG is partnered with EXCO Resources, Inc. to develop shale gas opportunities in the Haynesville Basin and in the Appalachian Basin.

INTERESTS:

Block	Operator	BG Interest (net %)	Status	Commencement Date	Licence Term
Alaska Foothills	Anadarko Petroleum Corp.	33.33	Exploration	2006	Varies – 2016 to 2023
Texas & Louisiana	EXCO Resources	50.00[1]	Production	2009	Variable
Pennsylvania & West Virginia	BG and EXCO Resources are joint operators	50.00[2]	Production	2010	Variable

[1]	BG and EXCO share equally in joint development leases (which may include other working interest owners and be of varying net interest amounts) in the East Texas/North Louisiana area.
[2]	BG and EXCO share equally in joint development leases (which may include other working interest owners and be of varying net interest amounts) in the Pennsylvania and West Virginia area.

General

As at 31 December 2014, based on actual production and total year end proved and probable reserves for 2014 (calculated on a PRMS basis and as set out in the BG 2014 Annual Report), the BG Group had approximately 30 years of reserves. The underlying data supporting this estimate is subject to a number of risk and uncertainties, the principal ones of which are set out in this Circular and the Prospectus, including around the estimation of reserves; it is also noted that production levels will vary from year to year. Shell Shareholders should also note that where commentary is made around Shell reserves life, this is typically calculated using the SEC proved reserves estimates only and therefore cannot be directly compared to this indication of BG’s reserves life.

While the BG Group’s business or profitability is not dependent on a single licence or contract, the following upstream licences could potentially be considered to be material to the profitability of the BG Group, taken as a whole: The key terms of these licences are summarised in the tables above and further detail is set out below:

•	the BM-S-9 licence, in which the BG Group holds a 30% interest, relating to the Sapinhoá field (among others) within the Santos Basin, offshore Brazil. Net production under this licence in 2014 was 28.4 kboepd and the current phase of the licence expires in 2038 in respect of the Sapinhoá field and in 2040 in respect of the Lapa field;

•	the BM-S-11 licence, in which the BG Group holds a 25% interest, relating to the Lula field (among others) within the Santos Basin, offshore Brazil. Net production under this licence in 2014 was 48.9 kboepd and the current phase of the licence expires in 2037 in respect of each of the Lula field and the Iracema area and in 2041 in respect of the Berbigão, Sururu and Atapú West fields;

•	the Karachaganak licence, in which the BG Group is a joint operator and holds a 29.25% interest, relating to the Karachaganak gas condensate field in Kazakhstan. Net production under this licence in 2014 was 84.9 kboepd and the current phase of the licence expires in 2037; and

•	the licences relating to the Buzzard field within the central North Sea, UK, (P.0928 and P.0986), in each of which the BG Group holds a 21.73% interest. Net production under these licences in 2014 was 34.0 kboepd. The current phase of the P.0928 licence expires in 2031 and the current phase of the P.0986 licence expires in 2034.

68

The Prospectus and Part II (Risk factors) of this Circular sets out various risk factors relating to the business of the Shell Group and, if the Combination completes, the Combined Group. Those risk factors set out in paragraphs 3, 4, 5 and 8 of Part A of Part II (Risk factors) of this Circular, in particular, note certain legal, economic and environmental risks associated with operating in the jurisdictions in which the BG Group operates, including in relation to those licences listed above. The risk factor set out in paragraph 3 of Part A of Part II (Risk factors) of this Circular notes that challenges in developing capital projects, especially those which are large and complex, include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, the availability of skilled labour, the existence of transportation infrastructure, project delays, the expiration of licences and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions, and that these challenges are particularly relevant in certain developing and emerging market countries, such as Iraq and Kazakhstan (where BG is joint operator of the Karachaganak oil and gas condensate field set out above), in frontier areas and in deep water fields, such as in Brazil (where BG’s interests include significant positions in the Santos Basin, including those set out above). The risk factor set out in paragraph 7 of Part A of Part II (Risk factors) of this Circular also notes the risks associated with operating within joint arrangements or with associates and notes the BG Group’s partnership with Petrobas in relation to the various licences in Brazil, including those set out above as being potentially material to the profitability of the BG Group, taken as a whole.

4.	RE-ESTIMATION OF THE BG GROUP’S PROVED RESERVES ON AN SEC BASIS

As noted in paragraph 1 of this Part above, for illustrative purposes only, to enable more direct comparability with Shell’s reserves and to present the information in this Circular in a manner which is more consistent with how the Combined Group will report on an ongoing basis, a re-estimation under SEC Rules of the BG Group’s proved reserves estimates as at 31 December 2014 and as at 31 December 2013 has been set out in the tables below (the numbers which have been re-estimated for the purposes of the Circular are presented in italics).

For ease of comparison, certain proved reserves estimates as at 31 December 2014 and as at 31 December 2013 on a PRMS basis which were reported in the BG 2014 Annual Report, certain proved reserves estimates as at 31 December 2013 on an SEC basis which were reported in the BG 2013 Annual Report and certain proved reserves estimates as at 31 December 2012 and 31 December 2011 on an SEC basis which were reported in the BG 2014 Annual Report have been provided with this re-estimation.14 These numbers, which have been provided for comparative purposes, are not in italics.

All information in the tables below is grouped on a geographical basis as follows:

•	Australia;

•	Africa – Algeria, Egypt, Kenya, Madagascar, Tanzania and Tunisia;

•	Asia – China, India, Kazakhstan, Myanmar and Thailand;

•	North America and the Caribbean – Aruba, Honduras, Trinidad and Tobago and the USA;

•	South America – Bolivia, Brazil, Colombia and Uruguay; and

•	Europe – Norway and the UK.

The BG 2013 Annual Report provides BG’s proved reserves estimates on an SEC basis already; however, in the BG 2013 Annual Report, reserves estimates were presented through different geographical categories than in the BG 2014 Annual Report (as set out above). In the BG 2013 Annual Report, these categories were: the UK, Atlantic Basin, Asia and the Middle East and Rest of World. In the BG 2014 Annual Report, in certain cases, only BG’s 2013 reserves estimates prepared under PRMS (and not those prepared on an SEC basis) were presented by geographical category. The scope of the re-estimations of BG’s proved reserves estimates on an SEC basis as at 31 December 2013 has therefore solely been to align those estimates to the same geographical categories as in the BG 2014 Annual Report. An equivalent re-estimation is not necessary for the BG’s reserves estimates on an SEC basis for the years ended 31 December 2011 and 31 December 2012 as this information already appears in the BG 2014 Annual Report.

[14]	The BG Group did not report its proved reserves estimates as at 31 December 2012 and 31 December 2011 on a PRMS basis.

69

ESTIMATED NET PROVED RESERVES OF NATURAL GAS

	Australia bcf	Africa bcf	Asia bcf	North America and the Caribbean bcf	South America bcf	Europe bcf	Total bcf
As at 31 December 2011 (SEC)	2,717	2,403	2,032	2,623	2,100	979	12,854
Movement during the year (SEC):
Revisions of previous estimates(a)	—	(250)	87	(339)	8	(50)	(544)
Extensions, discoveries and reclassifications	805	—	16	79	57	1	958
Production	(55)	(342)	(185)	(331)	(60)	(90)	(1,063)
Disposals of reserves-in-place	—	—	(22)	—	—	—	(22)
	750	(592)	(104)	(591)	5	(139)	(671)
As at 31 December 2012 (SEC)	3,467	1,811	1,928	2,032	2,105	840	12,183
Movement during the year (SEC):
Revisions of previous estimates(a)	544	(277)	9	129	169	(35)	539
Extensions, discoveries and reclassifications	—	(45)	27	(71)	—	(13)	(102)
Production	(55)	(297)	(185)	(275)	(72)	(83)	(967)
Disposals of reserves-in-place	(791)	—	—	(65)	—	—	(856)
	(302)	(619)	(149)	(282)	97	(131)	(1,386)
As at 31 December 2013 (SEC)	3,165	1,192	1,779	1,750	2,202	709	10,797 (c)
Movement during the year (SEC):
Revisions of previous estimates(a)	1,095	(315)	88	(39)	39	(60)	808
Extensions, discoveries and reclassifications	479	(25)	7	(5)	74	—	530
Production	(74)	(183)	(172)	(224)	(100)	(88)	(841)
Disposals of reserves-in-place	—	—	—	—	—	(1)	(1)
	1,500	(523)	(77)	(268)	13	(149)	496
As at 31 December 2014 (SEC)	4,665	669	1,702	1,482	2,215	560	11,293 (b)

For ease of comparison, the estimated net proved reserves of natural gas for the BG Group as at 31 December 2013 and as at 31 December 2014 on the basis of PRMS is provided below:

As at 31 December 2013 (PRMS)	4,261	1,203	1,830	1,831	2,208	708	12,041
Movement during the year (PRMS):
Revisions of previous estimates(a)	(1)	(172)	99	(124)	37	(18)	(179)
Extensions, discoveries and reclassifications	479	(25)	7	(5)	74	—	530
Production	(74)	(183)	(172)	(224)	(100)	(88)	(841)
Disposals of reserves-in-place	—	—	—	—	—	(1)	(1)
	404	(380)	(66)	(353)	11	(107)	(491)
As at 31 December 2014 (PRMS)	4,665	823	1,764	1,478	2,219	601	11,550	(b)(d)

(a)	Includes effect of oil and gas price changes on production sharing contracts (or PSCs).
(b)	Estimates of proved natural gas reserves at 31 December 2014 include fuel gas of 1,286 bcf under SEC methodology (1,289 bcf under PRMS methodology).
(c)	Estimates of proved natural gas reserves at 31 December 2013 include fuel gas of 1,031 bcf under PRMS methodology (978 bcf under SEC methodology).
(d)	Estimates of proved natural gas reserves at 31 December 2014 includes fuel gas of 1,289 bcf (2013: 1,031 bcf).

Note: Conversion factor of 6 bcf of gas to 1 mmboe.

ESTIMATED NET PROVED DEVELOPED RESERVES OF NATURAL GAS

	Australia bcf	Africa bcf	Asia bcf	North America and the Caribbean bcf	South America bcf	Europe bcf	Total bcf
As at 31 December 2011 (SEC)	575	1,254	1,851	1,349	392	728	6,149
As at 31 December 2012 (SEC)	503	1,181	1,858	1,387	709	684	6,322
As at 31 December 2013 (SEC)	509	761	1,740	997	847	573	5,427
As at 31 December 2014 (SEC)	1,539	476	1,657	735	837	504	5,748

70

For ease of comparison, the estimated net proved developed reserves of natural gas for the BG Group as at 31 December 2013 and as at 31 December 2014 on the basis of PRMS is provided below:

As at 31 December 2013 (PRMS)	509	758	1,791	993	850	573	5,474
As at 31 December 2014 (PRMS)	1,539	476	1,719	724	849	503	5,810

ESTIMATED NET PROVED RESERVES OF OIL

‘Oil’ includes crude oil, condensate and natural gas liquids

	Australia mmbbl	Africa mmbbl	Asia mmbbl	North America and the Caribbean mmbbl	South America mmbbl	Europe mmbbl	Total mmbbl
As at 31 December 2011 (SEC)	—	24.7	259.8	5.1	630.3	185.5	1,105.4
Movement during the year (SEC):
Revisions of previous estimates(a)	—	(1.2)	17.1	(0.6)	100.3	4.8	120.4
Extensions, discoveries and reclassifications	—	—	0.2	—	228.1	8.9	237.2
Production	—	(4.5)	(27.5)	(0.5)	(9.5)	(21.3)	(63.3)
Disposals of reserves-in-place(b)	—	—	0.8	—	—	—	0.8
	—	(5.7)	(9.4)	(1.1)	318.9	(7.6)	295.1
As at 31 December 2012 (SEC)	—	19.0	250.4	4.0	949.2	177.9	1,400.5
Movement during the year (SEC):
Revisions of previous estimates(a)	—	3.7	2.6	0.3	145.8	9.3	161.7
Extensions, discoveries and reclassifications	—	0.1	0.4	—	33.9	(2.9)	31.5
Production	—	(5.1)	(25.4)	(0.7)	(15.3)	(23.2)	(69.7)
Disposals of reserves-in-place	—	—	—	(0.6)	—	—	(0.6)
	—	(1.3)	(22.4)	(1.0)	164.4	(16.8)	122.9
As at 31 December 2013 (SEC)	—	17.7	228.0	3.0	1,113.6	161.1	1,523.4
Movement during the year (SEC):
Revisions of previous estimates(a)	—	4.6	14.3	0.2	127.5	(0.6)	146.0
Extensions, discoveries and reclassifications	—	(0.2)	5.4	—	85.7	—	90.9
Production	—	(3.7)	(23.4)	(0.6)	(29.1)	(24.1)	(80.9)
Disposals of reserves-in-place	—	—	—	—	—	(7.5)	(7.5)
	—	0.7	(3.7)	(0.4)	184.1	(32.2)	148.5
As at 31 December 2014 (SEC)	—	18.4	224.3	2.6	1,297.7	128.9	1,671.9

For ease of comparison, the estimated net proved reserves of oil for the BG Group as at 31 December 2013 and as at 31 December 2014 on the basis of PRMS is provided below:

As at 31 December 2013 (PRMS)	—	17.7	237.2	3.1	1,115.0	159.0	1,532.0
Movement during the year (PRMS):
Revisions of previous estimates(a)	—	4.8	16.0	0.1	126.3	6.2	153.4
Extensions, discoveries and reclassifications	—	(0.2)	5.4	—	85.7	—	90.9
Production	—	(3.7)	(23.4)	(0.6)	(29.1)	(24.1)	(80.9)
Disposals of reserves-in-place	—	—	—	—	—	(7.5)	(7.5)
	—	0.9	(2.0)	(0.5)	182.9	(25.4)	155.9
As at 31 December 2014 (PRMS)	—	18.6	235.2	2.6	1,297.9	133.6	1,687.9

(a)	Includes effect of oil and gas price changes on PSCs.
(b)	Karachaganak Settlement Agreement (disposal) resulted in a minor addition to liquids.

71

ESTIMATED NET PROVED DEVELOPED RESERVES OF OIL

	Australia mmbbl	Africa mmbbl	Asia mmbbl	North America and the Caribbean mmbbl	South America mmbbl	Europe mmbbl	Total mmbbl
As at 31 December 2011 (SEC)	—	21.0	238.1	1.9	43.8	136.7	441.5
As at 31 December 2012 (SEC)	—	18.8	230.5	3.6	78.5	126.4	457.8
As at 31 December 2013 (SEC)	—	14.0	212.8	2.8	120.3	120.5	470.4
As at 31 December 2014 (SEC)	—	15.4	211.0	1.9	190.1	102.2	520.6
For ease of comparison, the estimated net proved developed reserves of oil for the BG Group as at 31 December 2013 and as at 31 December 2014 on the basis of PRMS is provided below:
As at 31 December 2013 (PRMS)	—	14.0	221.4	2.8	120.4	119.2	477.8
As at 31 December 2014 (PRMS)	—	15.5	221.1	1.9	196.1	101.9	536.5

The re-estimation of the BG Group’s proved reserves on an SEC basis as at 31 December 2014 and as at 31 December 2013 (as shown in italics in the above tables) has been prepared by BG for the purpose of this Circular. As with the other oil and gas information included in this Circular, it is unaudited. Shell has accurately reproduced verbatim the re-estimation in this Circular prepared by BG for this purpose and, as far as Shell is aware, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Shell has not had access to the underlying data and assumptions that have been used by BG to produce the re-estimation. Furthermore, due to the nature of the re-estimation, it addresses a hypothetical situation and the figures for the BG Group are not capable of being aggregated with Shell Group data to represent what the actual proved reserves of the Combined Group would have been if the Combination had been completed on the dates indicated.

72

PART VII

ADDITIONAL INFORMATION

1.	RESPONSIBILITY STATEMENT

The Shell Directors, whose names appear below, and Shell accept responsibility for the information contained in this Circular. To the best of the knowledge of the Shell Directors and Shell (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this Circular is in accordance with the facts and this Circular does not omit anything likely to affect the import of such information.

2.	COMPANY INFORMATION

Shell was incorporated in England and Wales on 5 February 2002, as a private company under the CA 1985. On 27 October 2004, Shell was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. Shell is registered at Companies House, Cardiff, under company number 4366849, and at the Chamber of Commerce, The Hague, under company number 34179503. The telephone number of its principal place of business is +31 70 377 9111. Shell is considered a resident of the Netherlands for Dutch and UK tax purposes.

The principal legislation under which Shell operates and under which the New Shell Shares will be created is the CA 2006.

3.	SHELL DIRECTORS AND BG KEY INDIVIDUALS

Shell Directors

Charles O. Holliday (Chairman)

Hans Wijers (Deputy Chairman and Senior Independent Director)

Ben van Beurden (Chief Executive Officer)*

Simon Henry (Chief Financial Officer)*

Guy Elliott (Non-Executive Director)

Euleen Goh (Non-Executive Director)

Gerard Kleisterlee (Non-Executive Director)

Sir Nigel Sheinwald GCMG (Non-Executive Director)

Linda G. Stuntz (Non-Executive Director)

Patricia A. Woertz (Non-Executive Director)

Gerrit Zalm (Non-Executive Director)

* denotes Executive Director

BG key individuals

Helge Lund (Chief Executive Officer)

Simon Lowth (Chief Financial Officer)

4.	LITIGATION

4.1	The Shell Group’s litigation

There are no, nor have there been any, governmental, legal or arbitration proceedings (nor is Shell aware of any such proceedings being pending or threatened) which may have, or have had during the last 12 months prior to the date of this Circular, a significant effect on the Shell Group’s financial position or profitability.

73

4.2	The BG Group’s litigation

There are no, nor have there been any, governmental, legal or arbitration proceedings (nor is Shell aware of any such proceedings being pending or threatened) which may have, or have had during the last 12 months prior to the date of this Circular, a significant effect on the BG Group’s financial position or profitability.

5.	WORKING CAPITAL

In the opinion of Shell, the working capital available to the Combined Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this Circular.

6.	SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the Shell Group since 30 September 2015, the date to which the Shell Group’s last published unaudited interim financial statements were prepared, other than the $5 billion of capital markets debt issued on 10 November 2015.

There has been no significant change in the financial or trading position of the BG Group since 30 September 2015, the date to which the BG Group’s last published unaudited interim financial statements were prepared.

7.	SYNERGY INFORMATION

Paragraph 4 of Part I (Letter from the Chairman of Shell) contains statements of estimated cost savings and synergies arising from the Combination, which relate to the statement made in the Management Day Update, the “Quantified Financial Benefits Statement”.

A copy of the Quantified Financial Benefits Statement is set out below:

“Shell has been able, as a result of further analysis and its integration planning work, to de-risk its initial synergy estimates and increase the expected level of identified pre-tax synergies from $2.5 billion to $3.5 billion in 2018, an increase of 40% compared to earlier guidance. This increase is attributable to a doubling of expected operating cost savings from $1 billion to $2 billion and underscores the attractiveness of the recommended combination for both sets of shareholders.

The expected level of identified pre-tax synergies, therefore, now comprises $2 billion of operating cost savings and a $1.5 billion reduction in exploration expenditure in 2018.”

The potential sources of quantified cost savings arising as a direct result of the Combination include savings from:

•	corporate, administrative, organisational and IT operational efficiencies;

•	efficiencies in marketing and shipping costs;

•	efficiencies in procurement spend; and

•	reduced exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.

The cost savings referred to in the first two bullets above are expected to be recurring.

Shell estimates that the implementation of the operating cost savings would give rise to one-off costs of approximately $1,230 million incurred in the first two years following completion of the Combination to the end of 2017, of which approximately 70% would be incurred in 2016 and 30% in 2017. No material costs are expected to arise in relation to the implementation of the reduction in exploration expenditure.

In identifying these synergies, the Shell Directors have formulated the following bases of belief:

•	corporate, administrative, organisational and IT operational efficiencies: $1,400 million from the de-duplication of overlapping back office and business support functions, the elimination of overlapping support costs, office consolidation, the migration of BG onto Shell IT systems, and removal of duplicative corporate costs;

74

•	efficiencies in procurement spend ($520 million), and marketing and shipping costs ($50 million): $570 million from economies of scale specification standardisation and operating efficiencies across operating, capital and raw material cost areas and optimisation of shipping and marketing; and

•	reduction in exploration expenditure: $1.5 billion from the reduction in exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.

The Shell Directors expect that these synergies would be delivered progressively, and anticipate that 50% on a run-rate basis would be achieved by the end of 2016, 80% by the end of 2017, and the full run-rate in 2018.

Aside from the one-off costs referred to in the Quantified Financial Benefits Statement above, the Shell Directors do not expect any material dis-synergies to arise in connection with the Combination.

Bases of belief

In preparing the Quantified Financial Benefits Statement, BG has provided Shell with certain operating and financial information to facilitate a detailed analysis in support of evaluating the potential synergies available from the Combination and other information in the context of Shell’s integration planning work. In circumstances where data has been limited for commercial or other reasons, the team has made estimates and assumptions to aid its development of individual synergy initiatives.

The cost base used as the basis for the quantified exercise is that contained in the BG 2014 Annual Report, validated against BG’s results for the six month period ended 30 June 2015, or, where relevant, Shell’s current cost base.

The assessment and quantification of the potential synergies have in turn been informed by Shell management’s industry experience as well as their experience of executing and integrating past acquisitions.

In arriving at the estimate of synergies set out in the Quantified Financial Benefits Statement, following discussions with BG, the Shell Directors made the following operational assumptions:

•	as regards headcount, Shell has assumed salary levels proportional to Shell’s own salaries by grade, aligned to BG reported employee expenditure;

•	as regards IT costs, Shell anticipates transitioning BG support function activities (such as Finance, HR etc.) onto Shell’s existing systems and legacy BG support function systems will cease to be used. Project IT, infrastructure and certain enterprise resource planning systems are assumed to be at least partially integrated into Shell;

•	as regards synergies targeting procurement expenditure for operating assets, these are based on scale reductions in operating and capital expenditure forecasts informed by third party analyst data;

•	as regards synergies targeting shipping and marketing, these are based on scale efficiencies across global marketing and shipping operations of the Combined Group; and

•	the targeted operating cost savings synergies assume inflation at 2% per annum; exploration expenditure savings do not include inflation.

The Shell Directors have, in addition, assumed that:

•	the Combination will be completed in the first quarter of 2016 for these purposes;

•	following completion of the Combination, Shell will own 100% of the ordinary share capital of BG;

•	there will be no significant impact on the underlying operations of Shell or BG or their ability to continue to conduct their businesses;

•	there will be no material change to macro-economic, political or legal conditions in the markets or regions in which Shell and BG operate that materially impact on the implementation or costs to achieve the proposed cost savings;

•	there will be no material change in current foreign exchange rates; and

•	there will be no change in tax legislation or tax rates in the countries in which Shell and BG operate that could materially impact the ability to achieve any benefits.

75

The Shell Directors consider that the expected benefits will accrue as a direct result of the Combination and could not be achieved independently of the Combination.

Reports

As required by Rule 28.1 of the City Code, Deloitte, as reporting accountants to Shell, and Bank of America Merrill Lynch, as financial adviser to Shell, provided the reports required under that rule at the time of the Management Day Update. Deloitte and Bank of America Merrill Lynch have confirmed to Shell that the reports that they produced, which were included in Parts B and C of the Appendix to the Management Day Update, continue to apply.

Notes

1.	The statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.	Due to the scale of the Combined Group, there may be additional changes to the Combined Group’s operations. As a result, and given the fact that the changes relate to the future, the resulting synergies may be materially greater or less than those estimated.

3.	No statement should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the first full year following implementation of the Combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Shell and / or BG for the relevant preceding financial period or any other period.

8.	CONSENTS

Bank of America Merrill Lynch, who has acted as sponsor and financial adviser and whose registered address is at 2 King Edward Street, London EC1A 1HQ, has given and has not withdrawn its written consent to the inclusion in this Circular of references to its name in the form and context in which it appears.

Lazard, who has acted as financial adviser to the Shell Directors and whose registered address is at 50 Stratton Street, London, W1J 8LL, has given and has not withdrawn its written consent to the inclusion in this Circular of references to its name in the form and context in which it appears.

PricewaterhouseCoopers LLP, a member firm of the Institute of Chartered Accountants in England and Wales, who has acted as auditor and reporting accountant to Shell and whose address is at 1 Embankment Place, London, WC2N 6RH, has given and has not withdrawn its written consent to the inclusion of its accountant’s report on the unaudited reconciliations of the consolidated financial information of the BG Group set out in Part C of Part IV (Historical financial information relating to the BG Group) in this Circular and its accountant’s report on the unaudited pro forma financial information of the Combined Group set out in Part B of Part V (Unaudited pro forma financial information) in this Circular in the form and context in which they appear.

No adviser has an interest in the Combination which is material.

9.	SOURCES AND BASES

1	The aggregate value of the cash component of the Consideration of £13.1 billion is calculated by multiplying the offered amount of 383 pence in cash per BG Share by BG’s fully diluted ordinary share capital as at the Latest Practicable Date.

2	The aggregate value of the share component of the Consideration of £22.4 billion is calculated by multiplying the number of Shell B Shares to be issued under the terms of the Combination[15] (being 1,526,494,336) by the price per Shell B Share of 1,469 pence (being the Closing Price on the Latest Practicable Date).

3	The value attributed to the entire existing issued and to be issued share capital of BG under the terms of the Combination of £35.6 billion is the sum of the aggregate value of the cash component and the aggregate value of the share component of the Consideration.

[15]	Assuming that no BG Shareholders elect to receive the share component of the Consideration in the form of Shell A Shares.

76

4	The percentage of the share capital of Shell that will be owned by former BG Shareholders immediately following LSE Admission of 19% is calculated by dividing the number of the New Shell Shares to be issued (being 1,526,494,336) by the share capital of Shell immediately following LSE Admission and multiplying the resulting sum by 100 to produce a percentage.

5	The fully diluted ordinary share capital of BG of 3,427,243,681 is calculated on the basis of:

(A)	BG’s issued share capital as at the Latest Practicable Date of 3,417,884,793 BG Shares (excluding 204,570,932 BG Shares held in treasury); and

(B)	9,358,888 BG Shares which may be issued on or after the date of this Circular or the exercise of options or vesting of awards under the BG Share Plans.

6	There will be a number of factors affecting how many BG Shares will be issued on or after the date of this Circular. For example, in connection with the Combination, certain options and awards under the BG Share Plans will, or at an employee’s election may, be rolled forward into an option or award over Shell B Shares. Certain options or awards may also be settled in cash. Therefore, the fully diluted ordinary share capital of BG may differ from the amount stated in this Circular.

7	The share capital of Shell immediately following LSE Admission of 7,957,826,519 is calculated as the sum of:

(A)	the total number of Shell Shares in issue as at close of business on the Latest Practicable Date (being 3,990,921,569 Shell A Shares and 2,440,410,614 Shell B Shares); and

(B)	the total of New Shell Shares (being 1,526,494,336) being issued as part of the Consideration for the Combination.

8	On the Latest Practicable Date, Shell held no Shell Shares in treasury.

9	The calculation in paragraph 9.7 of this Part assumes that there will be no issues of Shell Shares, other than the issue of New Shell Shares, between the Latest Practicable Date and LSE Admission. However, Shell operates the Scrip Dividend Programme. Given that dividends are intended to be paid on a quarterly basis, Shell anticipates that there could be at least one issue of Shell Shares between the Latest Practicable Date and LSE Admission (the number of new Shell Shares issued for the purposes of the Scrip Dividend Programme will depend on the elections made by Shell Shareholders) – no allowance for this is made in the calculation.

10	The total New Shell Shares is calculated by multiplying the fully diluted share capital of BG by the 0.4454 Shell Shares to be issued per BG Share. Please note that, as there are a number of factors affecting how many BG Shares will be issued on or after the date of this Circular, the actual number of New Shell Shares may differ from the total in this Circular.

11	Unless otherwise stated, all prices quoted for Shell Shares and BG Shares have been derived from the daily Official List of the LSE and represent closing middle market prices on the relevant date.

12	The premium calculations to the price per BG Share have been calculated by reference to the Closing Prices of 2,208.5 pence per Shell B Share and of 910.4 pence per BG Share, each as on 7 April 2015.

13	The timing expectations set out in this Circular assume that the Combination would be completed in early 2016.

14	This Circular contains certain financial information and measures which are not calculated in accordance with IFRS.

15	For the purpose of this Circular, in respect of the BG Group, “business performance” excludes discontinued operations and disposals, certain remeasurements and impairments and certain other exceptional items as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the BG Group’s ongoing business.

16	The reference to the Combination adding to the Shell Group’s proved oil and gas reserves are based on the Shell Group’s proved oil and gas reserves calculated on an SEC basis as at 31 December 2014 of 13,081 mboe (which includes the reserves attributable to non-controlling interests) and the BG Group’s proved oil and gas reserves of 3,612 mboe calculated on a PRMS basis as at the same date (which includes reserves attributable to non-controlling interests).

17	Certain figures included in this Circular have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

77

10.	DOCUMENTS ON DISPLAY

Copies of the following documents are available for inspection during normal business hours on any Business Day for a period beginning on the date of this Circular and ending on the Effective Date at Shell’s registered office, being Shell Centre, London SE1 7NA, United Kingdom:

•	the Shell Articles of Association and Shell’s memorandum of association;

•	the Prospectus;

•	this Circular;

•	the Scheme Document;

•	the Announcement;

•	the Management Day Update and the reports by Deloitte and Bank of America Merrill Lynch in relation to quantified financial benefits as set out in Parts B and C respectively of the Appendix to the Management Day Update;

•	the Shell 2014 Annual Report, the Shell 2013 Annual Report, the Shell 2012 Annual Report and the Shell Q3 2015 Results;

•	the BG 2014 Annual Report, the BG 2013 Annual Report, the BG 2012 Annual Report and the BG Q3 2015 Results;

•	the reports by PwC set out in Part IV (Historical financial information relating to the BG Group) and Part V (Unaudited pro forma financial information); and

•	the consent letters referred to in “Consents” in paragraph 8 of this Part.

11.	INFORMATION INCORPORATED BY REFERENCE

The following sections of the Prospectus are incorporated by reference into this Circular. Where the information described below itself incorporates further information by reference to another document, that further information is not intended to form part of this Circular for any purpose.

The Prospectus has been published by Shell and can be viewed on its website (www.shell.com). The Prospectus contains information regarding, among other things, the reasons for the Combination, further details concerning Shell and BG, historical financial information of Shell, the Shell Directors and the New Shell Shares.

Information incorporated by reference	Sections of the Prospectus incorporated by reference	Prospectus page number(s)

Information on Shell

Dutch Taxation	Paragraph 1 of Part XV	301 – 304

Interests of the Shell Directors and the Shell senior management in Shell Shares	Paragraph 2 of Part XVI	323 – 324

Service contracts and letters of appointment	Paragraph 4 of Part XVI	327 – 329

Shell share plans	Paragraph 8 of Part XVI	333 – 346

Major shareholders	Paragraph 4 of Part XVII	350

Dividend Access Mechanism for Shell B Shares	Paragraph 7 of Part XVII	361 – 363

Related party transactions	Paragraph 9 of Part XVII	364

Material contracts	Paragraph 10 of Part XVII	364 – 365

Information on BG

Historical financial information relating to the BG Group	Part XI	89 – 285

Material contracts	Paragraph 10 of Part XVII	366 – 367

78

PART VIII

DEFINITIONS

1.	Interpretation

1.1	Unless otherwise stated, all times referred to in this Circular are references to UK time.

1.2	All references to “Pounds Sterling”, “GBP”, “pence”, or “£” are to the lawful currency of the UK.

1.3	All references to “€” are to the lawful currency of the EU (as adopted by certain member states).

1.4	All references to “US Dollars”, “US$” and “$” are to the lawful currency of the US.

1.5	Unless otherwise indicated, the financial information contained in this Circular has been expressed in US Dollars, which is the reporting currency of the Shell Group and the BG Group.

1.6	Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

1.7	All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

2.	Definitions

The following definitions apply in this Circular, unless the context otherwise requires:

Admission	means (i) LSE Admission and (ii) the admission of the New Shell Shares to listing on Euronext by Euronext Amsterdam and to trading on Euronext Amsterdam;

Announcement	means the joint announcement made by Shell and BG on 8 April 2015 in relation to the Combination pursuant to Rule 2.7 of the City Code;

Bank of America Merrill Lynch	means Merrill Lynch International, a subsidiary of Bank of America Corporation, incorporated in England and Wales with registered number 2312079, whose registered office is at 2 King Edward Street, London EC1A 1HQ;

BG	means BG Group plc, a public limited company, incorporated in England and Wales with registered number 3690065, whose registered office is at 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT;

BG 2012 Annual Report	means BG’s annual report and audited accounts for the year ended 31 December 2012 (which includes the BG Group’s audited historical consolidated financial statements for the year ended 31 December 2012);

BG 2013 Annual Report	means BG’s annual report and audited accounts for the year ended 31 December 2013 (which includes the BG Group’s audited historical consolidated financial statements for the year ended 31 December 2013);

BG 2014 Annual Report	means BG’s annual report and audited accounts for the year ended 31 December 2014 (which includes the BG Group’s audited historical consolidated financial statements for the year ended 31 December 2014);

BG ADR Holders	means the holders of BG ADRs from time to time;

79

BG ADRs	means the American depository receipts issued pursuant to the BG Deposit Agreement each evidencing a BG American depositary share, which represents one BG Share;

BG Board	means the BG Directors collectively;

BG Deposit Agreement	means the amended and restated deposit agreement dated 10 April 2015 among BG, JPMorgan Chase Bank, N.A., and all holders from time to time of BG ADRs issued thereunder;

BG Directors	means the directors of BG as at the date of this Circular or, where the context so requires, the directors of BG from time to time;

BG Dividend Access Share	means the redeemable preference share proposed to be issued by BG to the Trustee under the Scheme;

BG General Meeting	means the general meeting of the BG Shareholders (and any adjournment thereof) to be convened in connection with the Scheme for the purposes of considering and, if thought fit, approving, among other things, the shareholder resolutions necessary to enable BG to implement the Combination;

BG Group	means BG and its subsidiaries and its subsidiary undertakings from time to time and “member of the BG Group” shall be construed accordingly (references to “subsidiary” and “subsidiary undertakings” in this definition have the meanings given to them in the CA 2006);

BG LTIP	has the meaning given to it in paragraph 8 of Part XVI (Directors, senior management and corporate governance) of the Prospectus;

BG Meetings	means the Court Meeting and the BG General Meeting;

BG Q3 2015 Results	means BG’s interim results announcement for the nine months ended 30 September 2015 (which includes the BG Group’s unaudited historical consolidated financial statements for the nine months ended 30 September 2015);

BG Share Plans	means the BG Long-Term Incentive Plan 2008 (including the BG Deferred Bonus Plan 2008, the Discretionary Incentive Plan 2008 and the BG Voluntary Bonus Deferral Plan), the BG Sharesave Plan 2008, the BG Company Share Option Scheme, the BG Share Award Plan, the BG Share Incentive Plan 2008 and the BG Global Partnership Plan;

BG Shareholders	means the holders of BG Shares from time to time (any such holder being a “BG Shareholder”);

BG Shares	means the ordinary shares in the capital of BG from time to time;

boe	means barrels of oil equivalent;

Break Payment Event	has the meaning given in paragraph 13 of Part I (Letter from the Chairman of Shell);

Business Day	means a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London, other than solely for trading and settlement in Euro;

CA 1985	means the UK Companies Act 1985, as amended;

CA 2006	means the UK Companies Act 2006, as amended;

CCS	means current cost of supplies;

80

City Code	means the City Code on Takeovers and Mergers;

Closing Price	means the closing middle market quotations of a share derived from the daily official list of the LSE;

CO2	means carbon dioxide;

Combination	means the proposed acquisition of the entire issued and to be issued share capital of BG by Shell, to be effected by means of the Scheme as described in the Scheme Document (or, should Shell so elect, in the circumstances permitted under the Co-operation Agreement, by way of the Offer);

Combined Group	means the enlarged group following completion of the Combination, comprising the Shell Group and the BG Group;

Conditions	means the conditions to the implementation of the Combination (including the Scheme) as summarised in paragraph 12.2 of Part I (Letter from the Chairman of Shell) and set out in Part A of Part III (Conditions to and further terms of the implementation of the Combination and the Scheme) of the Scheme Document;

Consideration	means the consideration payable to BG Shareholders in connection with the Combination comprising a cash component of 383 pence per BG Share and a share component of 0.4454 New Shell Shares per BG Share (subject to any valid elections for the Shell A Share Alternative and / or the Mix and Match Facility);

Co-operation Agreement	means the agreement dated 8 April 2015 between Shell and BG relating to, among other things, the implementation of the Combination;

Court	means the High Court of Justice in England and Wales;

Court Hearing	means the hearing of the Court to sanction the Scheme under section 899 of the CA 2006;

Court Meeting	means the meeting of the Scheme Shareholders to be convened by order of the Court pursuant to section 896 of the CA 2006 for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment) and any adjournment, or postponement, or reconvention thereof;

Court Order	means the order of the Court sanctioning the Scheme under section 899 of the CA 2006;

CREST	means the relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in the CREST Regulations);

CREST Regulations	means the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended and for the time being in force;

CSN Voting Instruction Form	means the voting instruction form through which Shell Shareholders holding their Shell Shares in the corporate nominee scheme operated by Equiniti Corporate Nominees Limited can direct Equiniti Corporate Nominees Limited to vote in relation to the Shell General Meeting;

DD&A	means depreciation, depletion and amortisation;

81

Deloitte	means Deloitte LLP, a limited liability partnership registered in England and Wales with number OC303675 and whose registered office is at 2 New Street Square, London EC4A 3BZ, the United Kingdom, member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, whose member firms are legally separate and independent entities;

Disclosure and Transparency Rules	means the disclosure rules made by the FCA pursuant to Part VI of FSMA (as amended), referred to in section 73A(3) of FSMA, and contained in the FCA’s publication of the same name;

Dividend Access Mechanism	means the mechanism by which dividends may be paid to holders of Shell B Shares (including those represented by Shell B ADSs) through the Dividend Access Trust;

Dividend Access Shares	means the BG Dividend Access Share and the Shell Dividend Access Share;

Dividend Access Trust	means the trust declared by the Trustee in relation to the Shell Dividend Access Share and (from the Effective Date) the BG Dividend Access Share;

Dutch Revenue Service	means the Dutch Revenue Service (Belastingdienst), a unit of the Dutch Ministry of Finance (Ministerie van Financiën) competent to impose and collect Dutch income tax (inkomstenbelasting), Dutch corporate income tax (vennootschapsbelasting) and other miscellaneous Dutch taxes;

EBITDA	means earnings before interest, tax, depreciation and amortisation;

Effective Date	means the date on which:

(a)	the Scheme becomes effective in accordance with its terms; or

(b)	if Shell elects to implement the Combination by way of an Offer, the Offer becomes or is declared unconditional in all respects;

Election Restricted Shareholders	means Restricted Shareholders and BG Shareholders with registered addresses in, or who are resident or located in, Italy;

EU	means the European Union;

Euronext Amsterdam	means Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V.;

Excluded Shares	means any BG Shares: (i) registered in the name of, or beneficially owned by, Shell, any member of the Shell Group or their respective nominees (if any); (ii) registered in the name of the Trustee; or (iii) held by BG in treasury;

Executive Directors	means the executive directors of Shell as at the date of this Circular or, where the context so requires, the executive directors of Shell from time to time;

Existing Shell Shares	means the Shell Shares in issue at the Latest Practicable Date;

FAS	means Financial Accounting Standards;

FCA	means the Financial Conduct Authority of the UK or, where the context so requires, any successors from time to time;

FID	means final investment decision;

82

Final Settlement Agreement	means the final settlement agreement dated 9 November 2015 between Shell and the Dutch Revenue Service relating to the Combination with respect to the Dutch tax aspects for the Shell Group of the Combination;

FSMA	means the Financial Services and Markets Act 2000, as amended;

IFRS	means the International Financial Reporting Standard(s);

IOC	means an international oil company;

kboepd	means thousand barrels of oil equivalent per day;

Latest Practicable Date	means 18 December 2015, being the latest practicable date prior to the publication of this Circular;

Lazard	means Lazard & Co., Limited, incorporated in England and Wales with registered number 162175, whose registered office is at 50 Stratton Street, London, W1J 8LL;

Listing Rules or LR	means the listing rules made by the FCA pursuant to Part VI of FSMA (as amended), referred to in section 73A(2) of FSMA, and contained in the FCA’s publication of the same name;

LNG	means liquefied natural gas;

London Stock Exchange or LSE	means London Stock Exchange plc or, where the context so requires, any successors from time to time;

LSE Admission	means the admission of the New Shell Shares to the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange;

Long Stop Date	means 31 July 2016 or such later date as may be agreed in writing by BG and Shell (with the Panel’s consent and as the Court may approve (if such approval is required));

Management Day Update	means the announcement made by Shell on 3 November 2015 regarding Shell’s strategic update to shareholders and investors in London;

mboe	means million barrels of oil equivalent;

Mix and Match Facility	means the mix and match facility under which BG Shareholders may, subject to offsetting elections made by other BG Shareholders, elect to vary the proportion of New Shell Shares and cash received under the terms of the Combination;

mmbbl	means one million barrels;

mtpa	means million tonnes per annum;

NAV	means net asset value;

New Shell Shares	means the Shell B Shares proposed to be issued and, subject to a valid election to that effect by a BG Shareholder (or if it is no longer possible to issue Shell B Shares and subject to the provisions of the Co-operation Agreement), the Shell A Shares to be issued pursuant to the Combination;

New York Stock Exchange	means the New York Stock Exchange, Inc. or, where the context so requires, any successors from time to time;

83

Non-Executive Directors	means the non-executive directors of Shell as at the date of this Circular or, where the context so requires, the non-executive directors of Shell from time to time;

Notice of the Shell General Meeting	means the notice of the Shell General Meeting (together with the accompanying notes) attached to this Circular;

Offer	means, should the Combination be implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the CA 2006, the offer to be made by or on behalf of Shell to acquire the entire issued and to be issued share capital of BG and, where the context admits, any subsequent revision, variation, extension or renewal of such offer;

Official List	means the official list maintained by the FCA in accordance with section 74(1) of FSMA for the purposes of Part VI of FSMA;

Panel	means the Panel on Takeovers and Mergers;

Petrobras	means Petróleo Brasileiro S.A.;

PRA	means the UK Prudential Regulation Authority;

Pre-Conditions	means the pre-conditions to the Combination, as set out in Appendix 1 to the Announcement;

PRMS	means the Petroleum Resources Management System as jointly published from time to time by the Society of Petroleum Engineers, American Association of Petroleum Geologists, the World Petroleum Council and the Society of Petroleum Evaluation Engineers;

Prospectus	means the prospectus to be made available by Shell in connection with the Combination, being a prospectus relating to Shell and the New Shell Shares for the purposes of the Prospectus Rules, and including the information incorporated by reference into it (together with any supplements or amendments thereto);

Prospectus Rules	means the prospectus rules made by the FCA pursuant to Part VI of FSMA (as amended), referred to in section 73A(4) of FSMA and contained in the FCA’s publication of the same name;

PSC	means production sharing contract;

PwC	means PricewaterhouseCoopers LLP, a limited liability partnership registered in England with registered number OC303525 and whose registered office is at 1 Embankment Place, London WC2N 6RH;

QCLNG	means the Queensland Curtis Liquefied Natural Gas facility;

Quantified Financial Benefits Statement	has the meaning given in paragraph 7 of Part VII (Additional information);

84

Registrar	means Equiniti Limited, incorporated in England and Wales with registered number 06226088, whose registered office is Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA;

Regulatory Conditions	means the Conditions set out in paragraphs (b) to (k) (inclusive) of Part A of Appendix 2 to the Announcement (so far as, in the case of the Conditions set out in paragraphs (i), (j) and (k) of Part A of Appendix 2 to the Announcement, the relevant Third Party under those Conditions is a Relevant Authority, as defined in the Co-operation Agreement);

Regulatory Information Service	means a regulatory information service as defined in the Listing Rules;

Restricted Jurisdiction	means Barbados, the Dubai International Financial Centre, Hong Kong, Malaysia, Oman, Saudi Arabia, Singapore, Trinidad and Tobago and any other jurisdiction where the offer, extension or availability of the New Shell Shares would contravene any applicable law;

Restricted Shareholders	means BG Shareholders with registered addresses in, or who are resident in or located in one or more Restricted Jurisdictions;

Scheme	means the proposed scheme of arrangement under Part 26 of the CA 2006 between BG and the Scheme Shareholders to implement the Combination with or subject to any modification, addition or condition approved or imposed by the Court;

Scheme Document	means the document to be dispatched or made available to Scheme Shareholders pursuant to section 897 of the CA 2006 containing, among other things, details of the Scheme and the notices of the BG Meetings;

Scheme Record Time	means the time and date specified as such in the Scheme Document or such later time as Shell and BG may agree;

Scheme Shareholders	means holders of Scheme Shares;

Scheme Shares	means the BG Shares:

(a)	in issue at the date of the Scheme Document;

(b)	issued after the date of the Scheme Document but prior to the voting record time for the Court Meeting; or

(c)	issued at or after the voting record time for the Court Meeting and at or prior to the Scheme Record Time on terms that the original or any subsequent holder thereof will be bound by the Scheme (if any), in each case excluding any Excluded Shares;

Scrip Dividend Programme	means the scrip dividend programme operated by Shell, pursuant to the Shell Articles of Association and the programme’s terms and conditions, each as amended from time to time, further details of which are provided at paragraph 13.4 of Part VI (Information about the Combination) of the Prospectus;

SEC	means the US Securities and Exchange Commission;

SEC Rules	means the oil and gas reporting standards required by the SEC and the US Financial Accounting Standards Board;

85

Shell	means Royal Dutch Shell plc, a public limited company, incorporated in England and Wales, with registered number 4366849, whose head office is at Carel van Bylandtlaan 30, 2596 HR The Hague, the Netherlands and whose registered office is at Shell Centre, London SE1 7NA;

Shell A ADSs	means American depositary shares issued by the Shell ADS Depositary pursuant to the Shell A Deposit Agreement, with each Shell A ADS representing two Shell A Shares;

Shell A Deposit Agreement	means the amended and restated deposit agreement dated 1 November 2005 among Shell, Bank of New York and the owners and beneficial owners from time to time of Shell A ADSs issued thereunder;

Shell A Share Alternative	means the alternative under which a Scheme Shareholder may elect to receive all or part of the share component of the Consideration (as varied by any election under the Mix and Match Facility) as Shell A Shares as opposed to Shell B Shares;

Shell A Shares	means Shell A ordinary shares of €0.07 each;

Shell ADS Depositary	means the depositary or, as the context may require, the custodian acting as nominee or agent for the depositary, from time to time for the Shell A ADSs and the Shell B ADSs pursuant to the Shell Deposit Agreements;

Shell ADS Holders	means holders of Shell ADSs;

Shell ADSs	means the Shell A ADSs and the Shell B ADSs;

Shell Articles of Association	means the current articles of association of Shell or, where the context so requires, the articles of association of Shell from time to time;

Shell B ADSs	means American depositary shares issued by the Shell ADS Depositary pursuant to the Shell B Deposit Agreement, with each Shell B ADS representing two Shell B Shares;

Shell B Deposit Agreement	means the amended and restated deposit agreement dated 1 November 2005 among Shell, Bank of New York and the owners and beneficial owners from time to time of the Shell B ADSs issued thereunder;

Shell B Shares	means Shell B ordinary shares of €0.07 each;

Shell Board	means the Shell directors collectively;

Shell Deposit Agreements	means the Shell A Deposit Agreement and the Shell B Deposit Agreement;

Shell Directors	means the Executive Directors and Non-Executive Directors of Shell as at the Latest Practicable Date;

Shell directors	means the directors of Shell from time to time;

Shell Dividend Access Share	means the redeemable preference share in the capital of Shell Transport held by the Trustee;

Shell General Meeting	means the general meeting of Shell to be convened in connection with the Combination, and by the Notice of the Shell General Meeting attached to this Circular (including any adjournment thereof);

86

Shell Group	means Shell and its subsidiaries from time to time and “member of the Shell Group” shall be construed accordingly (reference to “subsidiary” in this definition is a reference to an entity over which Shell has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities);

Shell Q3 2015 Results	means Shell’s interim results announcement for the nine months ended 30 September 2015 (which includes the Shell Group’s unaudited historical consolidated financial statements for the nine months ended 30 September 2015);

Shell Resolution	means the ordinary shareholder resolution of Shell to approve, effect and implement the Combination and to grant authority to the Shell directors to allot the New Shell Shares proposed to be passed by the Shell Shareholders at the Shell General Meeting as set out in the Notice of the Shell General Meeting attached to this Circular;

Shell Share Plans	means those set out in paragraph 8 of Part XVI (Directors, senior management and corporate governance) of the Prospectus;

Shell Shareholders	means the holders of Shell Shares from time to time;

Shell Shares	means Shell A Shares and Shell B Shares;

Shell Transport	means The Shell Transport and Trading Company Limited, incorporated in England and Wales with registered number 54485, whose registered office is at Shell Centre, London SE1 7NA;

Trust Deed	means the amended and restated trust deed originally made on 19 May 2005 and amended and restated with effect from the Effective Date for the Dividend Access Trust, pursuant to which, among other things, the Trustee may hold certain funds on trust for holders of Shell B Shares;

Trustee	means Computershare Trustees (Jersey) Limited, a company incorporated in Jersey (where the context so requires, acting as trustee under the Trust Deed), or any trustee appointed pursuant to the Trust Deed from time to time;

UK or United Kingdom	means the United Kingdom of Great Britain and Northern Ireland;

UKLA	means the FCA acting in its capacity as the authority for listing in the UK;

US	means the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all areas subject to its jurisdiction;

Voting Record Time	means 6.00 p.m. on the day which is two Business Days prior to the date of the Court Meeting or any adjournment thereof (as the case may be).

Year Average Price or YAP	has the meaning given to it in the SEC Rules.

Year End Cost or YEC	has the meaning given to it in the SEC Rules.

87

ROYAL DUTCH SHELL PLC

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of Royal Dutch Shell plc (the “Company”) will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, the Netherlands at 10.00 a.m. (Central European Time) on Wednesday January 27, 2016 for the purpose of considering and, if thought fit, passing the following resolution which shall be proposed as an ordinary resolution:

RESOLUTION 1 (Ordinary Resolution)

THAT:

(A)	the proposed acquisition by the Company of the entire issued ordinary share capital of BG Group plc (“BG”), to be effected pursuant to a scheme of arrangement of BG under Part 26 of the Companies Act 2006 (the ‘‘Scheme’’) (or by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act 2006 in the circumstances set out in the co-operation agreement entered into between the Company and BG dated 8 April 2015 (an “Offer”)) (the ‘‘Recommended Combination”) substantially on the terms and subject to the conditions set out in:

(i)	the circular to shareholders of the Company dated 22 December 2015 (the “Circular”) outlining the Recommended Combination, of which this notice convening this General Meeting (the “Notice”) forms part; and

(ii)	the prospectus prepared by the Company in connection with Admission (defined below) dated 22 December 2015,

be and is hereby approved and the directors of the Company (the ‘‘Directors’’) (or a duly authorised committee thereof) be and are hereby authorised to do or procure to be done all such acts and things as they consider necessary, expedient or appropriate in connection with the Recommended Combination and this resolution and to agree such modifications, variations, revisions, waivers or amendments to the terms and conditions of the Recommended Combination (provided that such modifications, variations, revisions, waivers or amendments do not materially change the terms of the Recommended Combination for the purposes of the UK Listing Authority’s Listing Rule 10.5.2) and to any documents and arrangements relating thereto, as the Directors (or a duly authorised committee thereof) may in their absolute discretion think fit; and

(B)	subject to and conditional upon:

(i)	the Scheme becoming effective, except for the conditions relating to:

(a)	the delivery of the order of the High Court of Justice in England and Wales sanctioning the Scheme to the Registrar of Companies in England and Wales;

(b)	the UK Listing Authority having acknowledged to the Company or its agent (and such acknowledgment not having been withdrawn) that the application for the admission of the New Shell Shares to the Official List maintained by the UK Listing Authority with a premium listing has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject (the “listing conditions”)) will become effective as soon as a dealing notice has been issued by the Financial Conduct Authority and any listing conditions having been satisfied and the London Stock Exchange plc having acknowledged to the Company or its agent (and such acknowledgment not having been withdrawn) that the New Shell Shares will be admitted to trading on the main market of the London Stock Exchange plc; and

(c)	the Company or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for listing and trading of the New Shell Shares on Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V., has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject) will become effective shortly after the Scheme becomes effective

(the admission of the New Shell Shares to listing and trading in relation to (b) and (c) together being “Admission”); or, as the case may be,

(ii)	the Offer becoming or being declared wholly unconditional (except for Admission),

the Directors be and hereby are generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 (in addition, to the extent unutilised, to the authority granted to the Directors at the Company’s annual general meeting held on 19 May 2015, which remains in full force and effect) to exercise all the powers of the Company to allot new Shell A ordinary shares and Shell B

88

ordinary shares of €0.07 each in the capital of the Company to be issued pursuant to the Recommended Combination (the “New Shell Shares”) and grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €106,854,604, in each case, credited as fully paid, with authority to deal with fractional entitlements arising out of such allotment as they think fit and to take all such other steps as they may in their absolute discretion deem necessary, expedient or appropriate to implement such allotments in connection with the Recommended Combination, and which authority shall expire at the close of business on 31 December 2016 (unless previously revoked, renewed or varied by the Company in general meeting), save that the Company may before such expiry make an offer or enter into an agreement which would or might require shares to be allotted, or rights to subscribe for or to convert securities into shares to be granted, after such expiry and the Directors may allot shares or grant such rights in pursuance of such an offer or agreement as if the authority conferred by this resolution had not expired.

By order of the Board

Michiel Brandjes

Company Secretary

December 22, 2015

89

Registered office:

Shell Centre,

London SE1 7NA,

United Kingdom

Registered in England and Wales No. 4366849

Explanatory note to Resolution 1

Resolution 1, which will be proposed as an ordinary resolution, proposes that:

(a)	the Recommended Combination be approved and the Directors be authorised to implement the Recommended Combination; and

(b)	the Directors be authorised to allot the New Shell Shares in connection with the Recommended Combination up to an aggregate nominal amount of €106,854,604 (representing 1,526,494,336 shares of €0.07 each).

If the resolution is passed, this authority will expire on close of business on 31 December 2016. This authority is in addition to the Company’s authority to allot shares granted at the Company’s annual general meeting on 19 May 2015.

90

Shareholder notes

1.	ATTENDANCE AND APPOINTMENT OF A PROXY

If you wish to attend the General Meeting or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares.

There are several ways in which Royal Dutch Shell plc ordinary shares or an interest in those shares can be held. These include:

•	directly as registered shares in certificated or uncertificated form in a shareholder’s own name;

•	through the Royal Dutch Shell Corporate Nominee;

•	indirectly through Euroclear Nederland (via banks or brokers); or

•	as a direct or indirect holder of either A or B American depositary shares (“ADSs”) with the depositary, the Bank of New York Mellon (“Depositary”).

Any person to whom this Notice is sent who is a person that has been nominated under section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights.

Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee

•	Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the General Meeting.

•	Entitlement to attend and vote at the General Meeting will be determined by reference to the Company’s Register of Members. In order to attend and vote at the General Meeting, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 7 p.m. (Central European Time), 6 p.m. (UK time) on Monday January 25, 2016. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the General Meeting is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 7 p.m. (Central European Time), 6 p.m. (UK time), two working days preceding the date fixed for the adjourned meeting.

•	A shareholder is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the General Meeting. A shareholder may appoint more than one proxy in relation to the General Meeting, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. The personalised form of proxy accompanying this Notice (for use by shareholders with registered shares in their own name) (“Proxy Form”) and the personalised voting instruction form accompanying this Notice (for use by those shareholders holding their shares through the Royal Dutch Shell Corporate Nominee) (“Voting Instruction Form”) must reach the Company’s Registrar, Equiniti Limited (whose registered office is Aspect House, Spencer Road, Lancing, West Sussex, United Kingdom, BN99 6DA), no later than 10.00 a.m. (Central European Time), 9.00 a.m. (UK time) on Monday January 25, 2016. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the General Meeting and vote in person should they wish to do so, but they are requested to bring the personalised admissions card accompanying this Notice (the “Admittance Card”) with them to the General Meeting.

•	If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share.

•	If a shareholder does not specify how he or she wants the proxy to vote on the resolution, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the General Meeting.

•	If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares.

•	If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the General Meeting, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register.

Shareholders holding their shares through Euroclear Nederland (via banks or brokers)

Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear. If shareholders who hold their shares through Euroclear wish to: (i) attend the General Meeting; or (ii) appoint a proxy to attend, speak and vote on

91

their behalf; or (iii) give voting instructions without attending the General Meeting, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, shareholders can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases the validity of the instruction will be conditional upon ownership of the shares at no later than 6 p.m. (Central European Time), 5 p.m. (UK time) on Friday January 22, 2016. Any instruction, whether by hard copy or by electronic means, must be received by this time.

Shareholders holding their shares through Euroclear and who indicate they wish to attend the General Meeting will not receive an Admittance Card. They will, therefore, be asked to identify themselves at the General Meeting using a valid passport, identity card or driving licence.

Holders of American Depositary Shares

Registered ADS holders who wish to attend the General Meeting or wish to have their votes cast on their behalf should indicate accordingly on their personalised voting instruction form to be circulated by the Depositary (“DTC Form”) and return it to the Depositary, the Bank of New York Mellon. Those who hold their Shell ADSs beneficially through a bank or broker and wish to attend the General Meeting or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, The Bank of New York Mellon, can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 201 680 6825 (from outside the USA). Holders of ADSs wishing to attend the General Meeting will not receive an Admittance Card and will, therefore, be asked to identify themselves at the General Meeting using a valid passport, identity card or driving licence.

2.	CORPORATE REPRESENTATIVES

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

3.	ELECTRONIC PROXY APPOINTMENT

Registered shareholders and those who hold their shares through the Royal Dutch Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:

•	This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged.

•	This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the General Meeting in person and vote on behalf of the shareholder.

•	No special software is required in addition to internet access.

•	To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form. These numbers are unique to the particular holding and this General Meeting and contain special security aspects to prevent fraudulent replication.

•	In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form.

•	An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus.

•	The final time for receipt of proxies is 10.00 a.m. (Central European Time), 9.00 a.m. (UK time) on Monday January 25, 2016. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted.

4.	CREST ELECTRONIC PROXY APPOINTMENT

CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined

92

by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5.	SHAREHOLDERS’ RIGHT TO ASK QUESTIONS

Any shareholder attending the General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the General Meeting (i.e. in respect of the Recommended Combination only) but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

6.	ELECTRONIC PUBLICATION

A copy of this Notice, and other information required by section 311A of the Companies Act 2006, can be found at www.shell.com.

7.	ELECTRONIC ADDRESSES

Shareholders may not use any electronic address in this Notice or any related documents (including the Circular or Proxy Forms) to communicate with the Company about proceedings at the General Meeting or the contents of this Notice other than for expressly stated purposes.

8.	SHARES AND VOTING RIGHTS

The total number of Royal Dutch Shell plc ordinary shares in issue as at 18 December 2015 (being the last practicable day prior to the publication of this Notice), is 3,990,921,569 A shares and 2,440,410,614 B shares. The A shares and the B shares carry one vote each. The Company holds no shares in treasury.

The resolution for consideration at the General Meeting will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company’s established practice and ensures that shareholders, including shareholders who are not able to come to the General Meeting in person, have their votes taken into account. Poll cards will be distributed at the General Meeting for the purposes of voting.

The results of the polls will be announced to the London Stock Exchange as soon as practicable following the conclusion of the General Meeting and will also be published on the Company’s website at www.shell.com. For the ordinary resolution to be passed, more than half of the votes cast must be in favour of the resolution.

93

Printed by RR Donnelley, 28070

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This Prospectus, which comprises a prospectus relating to Shell and the New Shell Shares, has been prepared in accordance with the Prospectus Rules made under section 73A of FSMA. This Prospectus has been approved by the FCA in accordance with section 87A of FSMA and has been filed with the FCA and made available to the public in accordance with PR 3.2.1R. This Prospectus has been prepared in order to provide details of the New Shell Shares to be issued and allotted pursuant to the Combination.

The release, publication or distribution of this Prospectus, in whole or in part, in, into or from jurisdictions other than the UK may be restricted by the laws of those jurisdictions and, therefore, persons into whose possession this Prospectus comes should inform themselves about and observe any applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of one or more of such jurisdictions. In particular, this Prospectus should not be released, published, distributed, forwarded or transmitted, in whole or in part, in, into or from Barbados, the Dubai International Financial Centre, Hong Kong, Malaysia, Oman, Saudi Arabia, Singapore, Trinidad and Tobago or any other Restricted Jurisdiction.

INVESTORS SHOULD READ THE WHOLE OF THIS PROSPECTUS (INCLUDING ALL THE INFORMATION INCORPORATED INTO IT BY REFERENCE) CAREFULLY AND IN ITS ENTIRETY. IN PARTICULAR, INVESTORS SHOULD TAKE ACCOUNT OF PART II (RISK FACTORS) WHICH CONTAINS A DISCUSSION OF THE RISKS WHICH MAY MATERIALLY AFFECT THE VALUE OF AN INVESTMENT IN SHELL, THE COMBINED GROUP AND/OR THE NEW SHELL SHARES. INVESTORS SHOULD NOT RELY SOLELY ON THE INFORMATION SUMMARISED IN PART I (SUMMARY).

ROYAL DUTCH SHELL PLC

(Registered under the CA 1985 and incorporated in England and Wales with registered number 4366849)

Proposed issue of up to 1,526,494,336 New Shell Shares in connection with the recommended cash and share offer by Shell for BG

and

application for admission of such New Shell Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange’s main market for listed securities and to listing and trading on Euronext Amsterdam

The Existing Shell Shares are listed on the premium listing segment of the Official List and traded on the London Stock Exchange’s main market for listed securities and listed and traded on Euronext Amsterdam. The Existing Shell ADSs are listed and traded on the New York Stock Exchange. Applications will be made to: (i) the FCA for the New Shell Shares to be admitted to the premium listing segment of the Official List; (ii) the London Stock Exchange for the New Shell Shares to be admitted to trading on its main market for listed securities; (iii) Euronext Amsterdam for the New Shell Shares to be admitted to listing and trading on Euronext Amsterdam; and (iv) the New York Stock Exchange in order that the New Shell Shares are capable of being deposited with the Shell ADS Depositary in exchange for the corresponding class and amount of Shell ADSs which may be traded on the New York Stock Exchange. It is expected that, subject to the satisfaction or waiver (if capable of waiver) of certain Conditions (including the sanction of the Scheme by the Court but other than those Conditions which relate to Admission), the New Shell Shares will be (i) admitted to listing on the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange and that dealings in the New Shell Shares will commence by 8.00 a.m. on 15 February 2016; and (ii) admitted to listing and trading on Euronext Amsterdam by 9.00 a.m. (Central European Time) on 16 February 2016. The New Shell Shares will be issued credited as fully paid and will rank pari passu in all respects with the Shell Shares in issue at the time the New Shell Shares are issued, including in relation to the right to receive notice of, and to attend and vote at, general meetings of Shell, the right to receive and retain any dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date (in the case of the new Shell B Shares, including in respect of any dividends paid through the dividend access arrangements established as contemplated by the Shell Articles of Association and set out in the Trust Deed) and to participate in the assets of Shell upon a winding-up of Shell. No application has been made or is currently intended to be made by Shell for the New Shell Shares to be admitted to listing or trading on any other exchange.

Prospective investors should only rely on the information contained in this Prospectus (for the avoidance of doubt, neither the Announcement, the Management Day Update nor the Scheme Document has been incorporated by reference into this Prospectus). No person has been authorised to give any information or make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been so authorised by Shell, the Shell directors, the Shell Group, Bank of America Merrill Lynch or any other person involved in the Combination. In particular, the contents of Shell’s and BG’s websites, the contents of any website accessible from hyperlinks on such websites or any other website referred to in this Prospectus do not form part of this Prospectus and prospective investors should not rely on them. Without prejudice to any legal or regulatory obligation on Shell to publish a supplementary prospectus pursuant to section 87G of FSMA and PR 3.4, neither the delivery of this Prospectus nor Admission shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Shell Group, the BG Group and/or the Combined Group, each taken as a whole since the date of this Prospectus or that the information in it is correct as of any time after the date of this Prospectus. Shell will comply with its obligation to publish supplementary prospectuses containing further updated information as required by law or by a regulatory authority and, in particular, its obligations under the Prospectus Rules, the Listing Rules and the Disclosure and Transparency Rules (as appropriate) but assumes no further obligation to publish additional information.

Bank of America Merrill Lynch, which is authorised by the Prudential Regulatory Authority and regulated by the FCA and the Prudential Regulatory Authority in the UK, is acting exclusively as sponsor and financial adviser for Shell and no one else in connection with the Combination, Admission and other matters described in this Prospectus and will not be responsible to anyone other than Shell for providing the protections afforded to its clients or for providing any advice in connection with the Combination and will not regard any other person (whether or not a recipient of this Prospectus) as its client in relation to the Combination, the contents of this Prospectus or any matter referred to in this Prospectus. Apart from the responsibilities and liabilities, if any, which may be imposed on Bank of America Merrill Lynch by FSMA or the regulatory regime established thereunder, or under the regulatory regime of any jurisdiction where the exclusion of liability under the relevant regulatory regime would be illegal, void or unenforceable, Bank of America Merrill Lynch and any person affiliated with it assumes no responsibility whatsoever and makes no representation or warranty, express or implied, in respect of the contents of this Prospectus including its accuracy, completeness or verification or for any other statement made or purported to be made by it or on its behalf or by or on behalf of Shell in connection with Shell and the Combination and nothing in this Prospectus shall be relied upon as a promise or representation in this respect whether as to the past, present or future. Bank of America Merrill Lynch accordingly disclaims, to the fullest extent permitted by applicable law, all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have to any person, other than Shell, in respect of this Prospectus or any such statement.

Persons accessing this Prospectus are authorised solely to use it for the purpose of considering the terms of the Combination and are prohibited from reproducing or distributing this Prospectus, in whole or in part, disclosing any of its contents or using any information herein for any purpose other than considering the terms of the Combination and an investment in the New Shell Shares.

Neither the contents of this Prospectus nor any subsequent communication from Shell, the Shell directors, the Shell Group, Bank of America Merrill Lynch, any other person involved in the Combination or any of their respective affiliates, officers, directors, employees or agents are to be construed as legal, financial or tax advice. If you are in any doubt about the contents of this Prospectus or the action you should take, it is recommended that you seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser (who is, if you are resident in the UK, duly authorised under FSMA or, if you are not resident in the UK, an appropriately authorised independent financial adviser).

NOTICE TO OVERSEAS SHAREHOLDERS

General

The availability of New Shell Shares under the Combination to BG Shareholders who are not resident in the UK may be affected by the laws of the relevant jurisdictions in which they are resident. This Prospectus has been prepared for the purpose of complying with English law and applicable regulations and the information disclosed may not be the same as that which would have been disclosed if this Prospectus had been prepared in accordance with the laws of jurisdictions outside the UK.

Unless otherwise determined by Shell or required by the City Code, and permitted by applicable law and regulation, the Combination will not be implemented and documentation relating to the Combination or the Consideration shall not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws and/or regulations applicable to that jurisdiction. Accordingly, copies of this Prospectus are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons with access to such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from any Restricted Jurisdiction.

i

This Prospectus does not constitute an offer to sell or issue or the solicitation of an offer to buy, acquire or subscribe for shares in the capital of Shell in any Restricted Jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. None of the securities referred to in this Prospectus shall be sold, issued or transferred in any jurisdiction in contravention of applicable law and/or regulation.

It is the responsibility of each person into whose possession this Prospectus comes to satisfy themselves as to the full observance of the laws and regulations of the relevant jurisdiction in connection with the distribution of this Prospectus, the receipt of the Consideration and the implementation of the Combination and to obtain any governmental, exchange control or other consents which may be required, comply with other formalities which are required to be observed and pay any issue, transfer or other taxes due in such jurisdiction. To the fullest extent permitted by applicable law, Shell, the Shell directors, the Shell Group, Bank of America Merrill Lynch and all other persons involved in the Combination disclaim any responsibility or liability for the failure to satisfy any such laws, regulations or requirements.

Further details relevant for BG Shareholders in overseas jurisdictions are contained in the Scheme Document.

NOTICE TO US BG SHAREHOLDERS AND US BG ADR HOLDERS

This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. None of the securities referred to in this Prospectus have been approved or disapproved by the SEC, any state securities commission in the US or any other US regulatory authority, nor have such authorities passed upon or determined the fairness or merits of such securities or upon the adequacy or accuracy of the information contained in this Prospectus. Any representation to the contrary is a criminal offence in the US.

The Combination is to be implemented by a scheme of arrangement provided for under English company law. As such, the New Shell Shares have not been and will not be registered under the US Securities Act and the New Shell Shares are to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof and exemptions from registration and qualification under applicable state securities laws and also would not be subject to the proxy solicitation or tender offer rules under the US Exchange Act. BG Shareholders and BG ADR Holders (whether or not US persons (as defined in the US Securities Act)) who are or will be affiliates of Shell or BG prior to, or of Shell after, the Combination becomes effective will be subject to certain US transfer restrictions relating to the New Shell Shares received pursuant to the Combination.

The Combination may, in the circumstances provided for in the Co-operation Agreement, be implemented by way of a takeover offer under English law. If so, any securities to be issued under the Combination may be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder. Alternatively, any securities to be issued under the Combination may be registered under the US Securities Act. If the Combination is implemented by way an Offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rules 14d-1(c) and 14d-1(d) thereunder.

The Consideration includes the shares of a UK company and the Combination and this Prospectus are subject to UK procedural and disclosure requirements that are different from those of the US. Any financial statements, or other financial information included in this Prospectus, may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. Certain reserves information relating to the BG Group contained in this Prospectus has been prepared in accordance with the PRMS, rather than the SEC Rules, and, therefore, may not be comparable to the reserves disclosure made by US companies or companies whose financial statements are prepared in accordance with the relevant rules of the SEC. It may be difficult for holders of Shell Shares and Shell ADSs located in the US to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Combination since Shell is located in a country other than the US and some or all of its officers and directors may be residents of countries other than the US. Holders of Shell Shares and Shell ADSs located in the US may not be able to sue Shell or its directors or officers in a non-US court for violations of US securities laws. Further, it may be difficult to compel Shell and its respective affiliates to subject itself to the jurisdiction or judgment of a US court, particularly as the Shell Articles of Association generally require that all disputes between Shell Shareholders in such capacity and Shell (or Shell directors and former Shell directors) be exclusively resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce or, if (for any reason) the arbitration provisions in the Shell Articles of Association are determined to be invalid or unenforceable or in the case of a derivative claim under the Legislation, be brought only in the courts of England and Wales (and pursuant to the relevant depositary agreement, each holder of Shell ADSs is bound by the arbitration and exclusive jurisdiction provisions of the Shell Articles of Association as if that holder were a Shell Shareholder).

Investors should be aware that Shell may purchase or arrange to purchase BG Shares or BG ADRs otherwise than under any takeover offer or scheme of arrangement related to the Combination, such as in open market or privately negotiated purchases.

BG Shareholders and BG ADR Holders are urged to read any documents related to the Combination filed, furnished or to be filed or furnished by Shell with the SEC because they will contain important information regarding the Combination and any related offer of securities. Such documents will be available free of charge at the SEC’s website at www.sec.gov. Nothing in this Prospectus shall be deemed as an acknowledgement that any SEC filing is required or that an offer requiring registration under the US Securities Act may ever occur in connection with the Combination.

NOTICE TO BG SHAREHOLDERS RESIDENT IN AUSTRALIA

This Prospectus has not been prepared in accordance with the Australian Corporations Act 2001 (Cth) or lodged with the Australian Securities and Investments Commission (“ASIC”). The New Shell Shares to be issued under the Combination are being offered in Australia in reliance on ASIC Class Order [CO 07/9].

The information contained in this Prospectus does not constitute financial product advice and has been prepared without reference to individual investment objectives, financial situation, tax position or particular needs. If you are in doubt as to what you should do, you should consult your legal, investment, tax or other professional adviser.

NOTICE TO BG SHAREHOLDERS RESIDENT IN BARBADOS

The Financial Services Commission of Barbados has not in any way evaluated the merits of the securities offered hereunder and any representation to the contrary is an offence.

NOTICE TO BG SHAREHOLDERS RESIDENT IN BOLIVIA

The New Shell Shares may not be offered or sold directly or indirectly in the Plurinational State of Bolivia, except in circumstances that will not result in a public offering in Bolivia within the meaning of Art. 6 of the Bolivian Securities Law (Ley del Mercado de Valores No. 1834, dated 18 March 1998) and its applicable regulations. This Prospectus is personal to each BG Shareholder and does not constitute an offer to any other person or entity. This Prospectus may only be used by the persons or entities to whom it has been delivered in connection with the offer described herein and may not be copied, distributed (directly or indirectly) or otherwise made available to other persons or entities in Bolivia. This Prospectus may not be used in connection with any other offer.

This Prospectus does not constitute a prospectus for the purposes of a public offering within the meaning of the Bolivian Securities Law, including Art. 8, and its applicable regulations. Accordingly, the New Shell Shares may not be publicly offered in Bolivia and neither this Prospectus nor any other offering materials relating to the New Shell Shares may be made available through a public offering in Bolivia. The delivery of this Prospectus cannot be interpreted as an act of commerce as defined in Articles 4, 6 and 20 of the Bolivian Commerce Code.

NOTICE TO BG SHAREHOLDERS RESIDENT IN BRAZIL

The Combination will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Instruction (Instrução) No. 400, of December 29, 2003, as amended. The issuance, placement and sale of the New Shell Shares have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários (“CVM”)). Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, of the New Shell Shares to persons residing, domiciled or organised in Brazil is not legal without such prior registration. Documents relating to the offering of the New Shell Shares, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the New Shell Shares is not a public offering of securities in Brazil, nor may such documents be used in connection with any offer for subscription or sale of the New Shell Shares to the public in Brazil.

NOTICE TO BG SHAREHOLDERS RESIDENT IN BRUNEI

This Prospectus has not been delivered to, licensed or permitted by the Brunei Registrar of Companies, nor has it been registered with the Brunei Registrar of Companies. This Prospectus is for information purposes only and does not constitute an offer to subscribe for or to buy New Shell Shares. This Prospectus must not be distributed or redistributed to and may not be relied upon or used by any person in Brunei other than the person to whom this Prospectus is directly communicated in accordance with the conditions in section 21(3) of the International Business Companies Order 2000. Specifically, this Prospectus is only distributable to persons resident in Brunei who are current BG Shareholders or holders of convertible securities of BG.

NOTICE TO BG SHAREHOLDERS RESIDENT IN CANADA

The distribution of the New Shell Shares in Canada is being made on a private placement basis only and is exempt from the requirement that Shell or BG prepares and files a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of the New Shell Shares must be made in accordance with applicable Canadian securities laws which may require such resale to be made in accordance with prospectus and dealer registration requirements or exemptions from prospectus and dealer registration requirements. These resale restrictions may in some circumstances apply to resales of New Shell Shares outside Canada. BG Shareholders resident in Canada are advised to seek legal advice prior to any resale of the New Shell Shares.

NOTICE TO BG SHAREHOLDERS RESIDENT IN THE PEOPLE’S REPUBLIC OF CHINA

This Prospectus is not being made available to the public in the People’s Republic of China (“PRC”). This Prospectus is not to be construed as a prospectus, offering circular, advertisement or any other public offering document under the securities law of the PRC. BG Shareholders resident in the PRC may be required to obtain prior approval from the State Administration of Foreign Exchange of the PRC for receipt of the New Shell Shares.

NOTICE TO BG SHAREHOLDERS RESIDENT IN DENMARK

This Prospectus has not been approved by the Danish Financial Supervisory Authority. The offer in Denmark is made pursuant to an exemption in the Prospectus Directive from the requirement to publish a prospectus.

NOTICE TO BG SHAREHOLDERS RESIDENT IN EGYPT

This Prospectus is not intended for release, publication or distribution, in whole or in part, in Egypt and is not an instrument offering or marketing securities in Egypt. Therefore, persons into whose possession this Prospectus comes should inform themselves about and observe any applicable restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of Egypt.

NOTICE TO BG SHAREHOLDERS RESIDENT IN EQUATORIAL GUINEA

The contents, materials or references in this Prospectus, or any attachments therein, may not be used for and shall not be deemed to be a public offering of securities in Equatorial Guinea. This Prospectus does not constitute an “informative document” (“document d’information”) within the meaning of the Central African Financial Market Supervisory Commission’s General Regulation dated 15 January 2009 (“COSUMAF General Regulation”) or a solicitation of investment. No “document d’information” has been or will be registered and submitted for approval with COSUMAF or any other authority in Equatorial Guinea in respect of the New Shell Shares. Shell has not authorised any offer of securities to the public in Equatorial Guinea, as defined in the COSUMAF General Regulation. The New Shell Shares may only be offered to persons in Equatorial Guinea in circumstances in which such offer and sale does not constitute an offering to the public as defined in the laws and regulations applicable to public offers of securities in Equatorial Guinea. The New Shell Shares are not specifically designed and addressed to persons in, or from, Equatorial Guinea and will not be admitted to or traded on the Central African Stock Exchange.

NOTICE TO BG SHAREHOLDERS RESIDENT IN HONG KONG

Warning

The contents of this Prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this Prospectus, you should obtain independent professional advice.

NOTICE TO BG SHAREHOLDERS RESIDENT IN INDIA

No person other than an existing BG Shareholder has the right to receive the New Shell Shares on the terms set out in this Prospectus. This Prospectus is personal to each BG Shareholder and does not constitute an offer, invitation or solicitation of an offer to the public or to any person or class of investors within India. The information contained herein is not for publication or distribution to persons in India and does not constitute an offer to sell, or solicitation of an offer to buy the New Shell Shares in India. There is no intention to register this Prospectus in India or to conduct a public offering of the New Shell Shares in India.

NOTICE TO BG SHAREHOLDERS RESIDENT IN IRELAND

If you are in any doubt as to the action you should take, or the contents of this Prospectus, you are recommended to obtain advice immediately from your stockbroker, bank manager, solicitor, accountant or other appropriate independent financial adviser, who, if you are taking advice in Ireland, is duly authorised or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations 2007 (Nos. 1 to 3) (as amended) or the Investment Intermediaries Act 1995 (as amended). This Prospectus has been made available to the public in Ireland in accordance with Part 8 of the Prospectus (Directive 2003/71 EC) Regulations 2005 of Ireland (as amended). Shell has requested that the UKLA provides a certificate of approval and a copy of this Prospectus to the competent authority in Ireland, being the Central Bank of Ireland.

NOTICE TO BG SHAREHOLDERS RESIDENT IN ISRAEL

No action has been or will be taken in Israel that would permit a public offering of the New Shell Shares or distribution of this Prospectus to the public in Israel. This Prospectus has not been approved by the Israel Securities Authority.

NOTICE TO BG SHAREHOLDERS RESIDENT IN ITALY

This Prospectus has not been prepared as part of an exchange offer of securities in Italy within the meaning of Article 1, paragraph 1, letter (v) and Articles 102 et seq. of Legislative Decree 58 of 24 February 1998, and as such has not been submitted to CONSOB for its prior approval.

Pursuant to Article 100-bis of Legislative Decree 58 of 24 February 1998, any subsequent resale to the public of securities which were previously offered in the context of an offer exempted from the obligation to publish a prospectus shall be regarded as a separate offer to the public within the meaning of Article 1, paragraph 1, letter (t) and Articles 94 et seq. of Legislative Decree 58 of 24 February 1998, unless it is exempted from the rules on public offerings pursuant to Article 100 of Legislative Decree 58 of 24 February 1998 and Article 34-ter of CONSOB Regulation 11971 of 14 May 1999.

NOTICE TO BG SHAREHOLDERS RESIDENT IN THE REPUBLIC OF KAZAKHSTAN

This Prospectus should not be considered as a public offer or advertisement of the New Shell Shares to the general public in the Republic of Kazakhstan. Neither the New Shell Shares nor any prospectus or other document relating to them have been registered with the National Bank of the Republic of Kazakhstan and they are not intended for placement or public circulation in the Republic of Kazakhstan.

NOTICE TO BG SHAREHOLDERS RESIDENT IN KENYA

The New Shell Shares are being offered solely to BG Shareholders. The offer is not and shall not be construed as an offer of any securities of Shell to any other individual or to the public or a section of the public in Kenya.

NOTICE TO BG SHAREHOLDERS RESIDENT IN MALAYSIA

Nothing in this Prospectus constitutes the making available of, sale of, or offer or invitation to subscribe for or purchase the New Shell Shares in Malaysia. No approval of, or recognition by, the Securities Commission of Malaysia has been or will be obtained for the making available of, sale of, or offer or invitation to subscribe for or purchase the New Shell Shares in Malaysia. Accordingly, the New Shell Shares will only be made available or offered or sold exclusively to persons outside Malaysia. Neither this Prospectus nor any disclosure document has been or will be registered or deposited with the Securities Commission of Malaysia on the basis that the New Shell Shares will not be made available, offered or sold in Malaysia. This Prospectus may not be circulated or distributed in Malaysia, whether directly or indirectly, for the purpose of the making available of, sale of, or offer or invitation to subscribe for or purchase the New Shell Shares in Malaysia.

NOTICE TO BG SHAREHOLDERS RESIDENT IN NEW ZEALAND

This Prospectus is not a New Zealand prospectus, investment statement or product disclosure statement and has not been registered, filed with or approved by any New Zealand regulatory authority under or in accordance with the Securities Act 1978, the Financial Markets Conduct Act 2013 or any other relevant New Zealand law. This Prospectus may not contain all the information that an investment statement, prospectus or product disclosure statement under New Zealand law is required to contain. The New Shell Shares are offered to the public of New Zealand under this Prospectus in reliance on the Securities Act (Overseas Companies) Exemption Notice 2013.

NOTICE TO BG SHAREHOLDERS RESIDENT IN NIGERIA

Neither this Prospectus nor the New Shell Shares have been or will be registered with the Nigerian Securities and Exchange Commission (the “Nigerian SEC”), or under the Nigerian Investments and Securities Act, No. 29 of 2007 (the “ISA”). This Prospectus is not an offering circular or an invitation to the public within the meaning of the ISA and may not be utilised in connection with any offering to the public within Nigeria except to the extent that this Prospectus and the New Shell Shares have been registered with the Nigerian SEC and its written approval obtained in accordance with the provisions of the ISA and other Nigerian securities laws.

This Prospectus is not directed at any persons resident in Nigeria other than the BG Shareholders to whom this Prospectus has been made available. Pursuant to section 69(2) of the ISA, this Prospectus is not to be treated as an invitation to the public in Nigeria to subscribe for the New Shell Shares.

NOTICE TO BG SHAREHOLDERS RESIDENT IN QATAR

This Prospectus is provided on an exclusive basis to each BG Shareholder for their personal use only and is not intended to be available to the public. Any distribution of this Prospectus by a BG Shareholder to any third party in Qatar or the Qatar Financial Centre beyond the terms hereof is not authorised and shall be at the liability of the BG Shareholder.

Nothing in this Prospectus constitutes, is intended to constitute, shall be treated as constituting or shall be deemed to constitute any offer or sale of securities in the state of Qatar or in the Qatar Financial Centre. This Prospectus, any related documents and the New Shell Shares have not been reviewed, approved, registered or licensed by the Qatar Central Bank, the Qatar Financial Centre Regulatory Authority, the Qatar Financial Markets Authority or any other regulator in the state of Qatar.

v

NOTICE TO BG SHAREHOLDERS RESIDENT IN SOUTH KOREA

Shell makes no representation with respect to the eligibility of any person who receives or accesses this Prospectus to acquire New Shell Shares under the laws of Korea, including, without limitation, the Foreign Exchange Transaction Law and Regulations thereunder. The New Shell Shares have not been registered with the Financial Supervisory Commission of Korea for public offering under the Financial Investment Services and Capital Markets Act of Korea and the New Shell Shares may not be offered, sold or delivered, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea. Furthermore, the New Shell Shares may not be resold to any resident of Korea unless the purchaser of the New Shell Shares complies with all applicable regulatory requirements (including, without limitation, governmental approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the New Shell Shares.

NOTICE TO BG SHAREHOLDERS RESIDENT IN SPAIN

This Prospectus has been, or will be, passported into Spain in accordance with Spanish laws. A Spanish translation of the summary of this Prospectus will be made available to Spanish investors through the website of the Comisión Nacional del Mercado de Valores.

NOTICE TO BG SHAREHOLDERS RESIDENT IN THAILAND

This Prospectus, and the information herein, has been prepared to publicise information regarding the Combination and is not a prospectus for the offer for sale of the New Shell Shares in Thailand. Shell does not intend to register any portion of this offering in Thailand or to conduct a public offering in Thailand.

NOTICE TO BG SHAREHOLDERS RESIDENT IN THE NETHERLANDS

This Prospectus has been, or will be, passported into the Netherlands in accordance with Section 5:11 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

NOTICE TO BG SHAREHOLDERS RESIDENT IN UKRAINE

There has been and will be no offer of any of the New Shell Shares or the BG Shares to the public in Ukraine. This Prospectus has not been, nor is intended to be, submitted to the National Securities and Stock Market Commission for any of the New Shell Shares or the BG Shares to be admissible for circulation in Ukraine and none of the New Shell Shares or the BG Shares shall be offered for circulation, distribution, placement, issuance, sale, purchase, disposal or other transfer in Ukraine. Accordingly, nothing in this Prospectus nor any other documents, information or communications related to the issue of the New Shell Shares shall be interpreted as containing any offer of, invitation to subscribe for, or solicitation of, any such circulation, distribution, placement, issuance, sale, purchase, disposal or other transfer, or advertisement of any of the New Shell Shares or the BG Shares in the territory of Ukraine.

This Prospectus has been prepared and is being made available to you to comply with the applicable requirements of the laws of England and Wales. This Prospectus is strictly for the private use of the person who receives or accesses it and may not be passed on to any third party or publicly distributed.

NOTICE TO BG SHAREHOLDERS RESIDENT IN THE UNITED ARAB EMIRATES

This Prospectus does not, and is not intended to constitute an offer of securities to the public, or an invitation to subscribe for securities, in the United Arab Emirates, in accordance with the Commercial Companies Law, Federal Law No. 2 of 2015 (as amended) or otherwise, and accordingly should not be construed as such.

This Prospectus is strictly private and confidential and is being made available only to BG Shareholders on the basis that: (i) the Combination has not been approved or licensed by or registered with the United Arab Emirates Central Bank or the Securities and Commodities Authority or any other relevant licensing authorities or governmental agencies in the United Arab Emirates; (ii) this Prospectus will not be provided to any person who is not a BG Shareholder and is not for general circulation in the United Arab Emirates and may not be reproduced or used for any other purpose; and (iii) the New Shell Shares will not be offered, sold, transferred or delivered to the public in the United Arab Emirates.

Certain terms used in this Prospectus have the meaning ascribed to them in Part XVIII (Definitions).

The date of this Prospectus is 22 December 2015.

PART I

SUMMARY

Summaries are made up of disclosure requirements known as ‘‘Elements’’. These Elements are numbered in Section A to Section E (A.1 to E.7).

This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted in the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In this case, a short description of the Element is included in the summary with the mention of ‘‘not applicable’’.

Section A – Introduction and warnings

Element
A.1	Introduction and warning to investors	This summary should be read as an introduction to this Prospectus.
Any decision to invest in the New Shell Shares should be based on consideration of this Prospectus as a whole by the investor.
Where a claim relating to the information contained in this Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the member states of the EEA, have to bear the costs of translating this Prospectus before the legal proceedings are initiated.
Civil liability attaches only to those persons who have tabled the summary, including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus or it does not provide, when read together with the other parts of this Prospectus, key information in order to aid investors when considering whether to invest in the New Shell Shares.

A.2	Resale or final placement of securities through financial intermediaries	Not applicable. No consent has been given by Shell or any person responsible for drawing up this Prospectus to use this Prospectus for subsequent resale or final placement of the New Shell Shares by financial intermediaries.

Section B – Issuer

Element
B.1	Legal and commercial name	Royal Dutch Shell plc.

B.2	Domicile/legal form/legislation under which the issuer operates/country of incorporation	Shell is a public limited company, incorporated in England and Wales, registered under the CA 1985 and domiciled in the Netherlands. Shell operates principally under the CA 2006 and regulations made thereunder.

B.3	Current operations and principal activities and markets	The Shell Group is one of the world’s largest independent oil and gas groups in terms of market capitalisation, operating cash flow and production, operating in more than 70 countries.
As at the Latest Practicable Date, the market capitalisation of Shell was approximately $140.5 billion and, for the year ended 31 December 2014, the Shell Group reported net cash flow from operations of $45 billion and production of 3,080 kboepd.

Businesses and organisation
Upstream International
The Upstream International business manages the Shell Group’s Upstream activities outside the Americas. It explores for and recovers crude oil, natural gas and natural gas liquids, transports oil and gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream International also manages the LNG and GTL businesses outside the Americas and markets and trades natural gas, including LNG, outside the Americas through hubs in Dubai and Singapore. It manages its operations primarily by line of business, with this structure overlaying country organisations. This organisation is supported by activities such as Exploration and New Business Development.
Upstream Americas
The Upstream Americas business manages the Shell Group’s Upstream activities in North and South America. It explores for and recovers crude oil, natural gas and natural gas liquids, transports oil and gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream Americas also extracts bitumen from oil sands that is converted into synthetic crude oil. It manages the LNG business in the Americas and also markets and trades natural gas in the Americas. Additionally, it manages the US-based wind business. It manages its operations by line of business, supported by activities such as Exploration and New Business Development.
Downstream
The Downstream business manages the Shell Group’s refining and marketing activities for oil products and chemicals. These activities are organised into globally managed classes of business. Downstream also trades the Shell Group’s hydrocarbons and other energy-related products, supplies the Downstream businesses and provides shipping services. Additionally, Downstream oversees the Shell Group’s interests in alternative energy (including biofuels but excluding wind).
Projects & Technology
The Projects & Technology organisation manages the delivery of the Shell Group’s major projects and drives research and innovation to develop new technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. It is also responsible for providing functional leadership across the Shell Group in the areas of safety and environment and contracting and procurement and for all wells activities and CO2 management.
Reorganisation of Upstream in 2016
With effect from 1 January 2016, the Upstream International and Upstream Americas businesses will be reorganised into three businesses: Integrated Gas, Upstream (which will span the Shell Group’s worldwide conventional oil and gas businesses) and Unconventional Resources (which will span heavy oil and shales activities in the Americas, including the ongoing reviews of portfolio and investment opportunities in these longer-term themes and the winding down of the Shell Group’s activities in offshore Alaska). This new, more effective Upstream organisation will reflect recent changes in the Shell Group’s portfolio, facilitate planning for the integration of the BG Group following the completion of the Combination and facilitate subsequent streamlining of the Shell Group’s portfolio.

Segmental reporting
The Shell Group’s reporting segments are Upstream, Downstream and Corporate. Upstream combines the operating segments Upstream International and Upstream Americas. Upstream and Downstream earnings include their respective elements of Projects & Technology and of trading activities. Corporate comprises the Shell Group’s holdings and treasury organisation, including its self-insurance activities as well as its headquarters and central functions.
From 2016, the Shell Group’s reporting segments will be amended to align with the reorganisation of the Upstream business.

B.4a	Significant recent trends of the company and its industry	Shell
The Shell Group’s integrated business and its performance drive are helping to mitigate the impact of low oil prices on the bottom line, in what is a difficult environment for the industry today.
The Shell Group continues to improve the operational performance of its assets, and production volumes have increased in the third quarter of 2015 when compared with the same period in 2014. Costs are falling across the Shell Group and the performance drive is delivering at the bottom line.
The Shell Group’s financial framework is highly competitive, with balance sheet gearing at 12.7% at 30 September 2015, which is similar to the levels as at 30 September 2014, despite a halving of oil prices. Both net investments and dividends have been covered by operating cash flow in the 12 months to 30 September 2015, when oil prices have averaged approximately $60 per barrel in the same period.
While the Shell Group’s cash flow and its operating performance in the third quarter of 2015 were strong, the headline numbers reported in the Shell Q3 2015 Results included substantial charges. These charges reflected both a lower oil and gas price outlook and the firm steps that the Shell Group is taking to review and reduce its longer-term option set.
The Shell Group has halted exploration activities in offshore Alaska and stopped the construction of the Carmon Creek in-situ oil project in Canada.
These impactful decisions have been taken with the expectation that the Shell Group will become more focused and competitive as a result.
The Combination is a springboard to focus the Shell Group into fewer and more profitable themes, especially deep water and integrated gas.
Shell is pulling multiple levers to manage through the current oil price downturn, underpinning its intention to continue to pay attractive dividends for its shareholders. These levers include maintaining a strong balance sheet, reducing operating costs and capital spending, restructuring the portfolio, delivering on asset sales and continued strong project delivery.
BG
BG published its nine month results on 30 October 2015. The BG Group delivered a strong operational performance in the nine months to 30 September 2015; however, notably lower commodity prices impacted the financial results and could impact the BG Group’s prospects.

		In the current low commodity price environment, the BG Group is focusing on operating and capital cost savings. The BG Group’s 2015 cost and efficiency programme is progressing well, with the emphasis on lifting, organisation and infrastructure cost savings, and remains on track to deliver at least the $300 million target savings for 2015. With cash capital expenditure of $4.7 billion in the first nine months of 2015, BG expects that capital expenditure in 2015 will be significantly lower than 2014, as projects complete and the BG Group reacts to a lower oil price environment. Capital expenditure in 2015 on a cash basis is now expected to be around 30% lower than 2014 at around $6.5 billion.

B.5	Group structure	Shell is currently the ultimate holding company of the Shell Group and BG is currently the ultimate holding company of the BG Group. If the Combination completes, Shell will be the ultimate holding company of the Combined Group.

B.6	Major shareholders	As at the Latest Practicable Date, Shell had been notified in accordance with DTR 5 or was otherwise aware of the direct and/or indirect interests of the following underlying investors in 3% or more of the issued ordinary share capital of Shell (being the threshold of notification under the Disclosure and Transparency Rules):

		MAJOR SHAREHOLDERS (AS AT THE LATEST PRACTICABLE DATE)[A]

		Name	Number of Shell Shares	% of Existing Shell Shares	% of Shell Shares immediately following LSE Admission
		Blackrock, Inc.[B]	473,469,125	7.36%	5.95%
		The Capital Group Companies, Inc.	245,690,839	3.82%	3.09%
		The Vanguard Group Inc.	218,733,399	3.40%	2.75%
		Legal And General Investment Management Limited	202,282,893	3.15%	2.54%

		[A] This table does not include the interests of nominee entities.
		[B] This table does not include the following short positions which were disclosed in the Form 8.3 dated 18 December 2015: 1,259,688.
		None of Shell’s major shareholders has different voting rights attached to the Existing Shell Shares that they hold.
		Shell is not aware of any persons who, as at the Latest Practicable Date, directly or indirectly, jointly or severally, exercise or could exercise control over Shell.

B.7	Selected historical key financial information	Financial information in relation to the Shell Group
		Selected historical financial information which summarises the results of operations and financial condition of the Shell Group for the three financial years ended 31 December 2014, 31 December 2013 and 31 December 2012 and for the nine months ended 30 September 2015 and 30 September 2014, prepared in accordance with IFRS as adopted by the EU, is set out in the following tables. As applied to the Shell Group in the consolidated financial statements below, there are no material differences from IFRS as issued by the IASB; therefore, the consolidated financial statements of the Shell Group below have been prepared in accordance with IFRS as issued by the IASB.

Information provided for the financial years ended 31 December 2014, 31 December 2013 and 31 December 2012 is audited and has been extracted without material adjustment from the Shell 2014 Annual Report, the Shell 2013 Annual Report and the Shell 2012 Annual Report, respectively.

Information for the nine months ended 30 September 2015 (and comparative information for the nine months ended 30 September 2014) is unaudited and has been extracted without material adjustment from the Shell Q3 2015 Results.
CONSOLIDATED INCOME STATEMENT
($) (MILLION, UNLESS OTHERWISE STATED)
	Nine months to 30 September (unaudited)		Year ended 31 December (audited)
	2015	2014	2014	2013	2012
	(As reported)	(As reported)	(As reported)	(As reported)	(Restated)[A]	(As reported)
Revenue	206,814	328,731	421,105	451,235	467,153	467,153
Share of profit of joint ventures and associates	2,734	5,298	6,116	7,275	8,948	8,948
Interest and other income	2,432	3,149	4,123	1,089	5,599	5,599
Total revenue and other income	211,980	337,178	431,344	459,599	481,700	481,700
Purchases	151,478	253,638	327,278	353,199	369,725	369,725
Production and manufacturing expenses	20,580	22,573	30,038	28,386	26,215	26,280
Selling, distribution and administrative expenses	8,866	10,539	13,965	14,675	14,465	14,616
Research and development	796	859	1,222	1,318	1,307	1,314
Exploration	5,170	2,901	4,224	5,278	3,104	3,104
Depreciation, depletion and amortisation[B]	21,433	19,508	24,499	21,509	14,615	14,615
Interest expense	1,369	1,374	1,804	1,642	1,757	1,757
Income before taxation	2,288	25,786	28,314	33,592	50,512	50,289
Taxation	1,030	11,474	13,584	17,066	23,552	23,449
Income for the period	1,258	14,312	14,730	16,526	26,960	26,840
Income attributable to non-controlling interest	258	33	(144)	155	248	248
Income attributable to Shell shareholders	1,000	14,279	14,874	16,371	26,712	26,592

Upstream earnings	(5,330)	13,196	15,841	12,638	22,244	22,162
Downstream earnings	7,741	1,867	3,411	3,869	5,382	5,350
Corporate earnings	(130)	(124)	(156)	372	(203)	(209)
Total segment earnings	2,281	14,939	19,096	16,879	27,423	27,303

Basic earnings per share	$0.16	$2.26	$2.36	$2.60	$4.27	$4.25
Diluted earnings per share	$0.16	$2.26	$2.36	$2.60	$4.26	$4.24

[A] Revised IAS 19 Employee Benefits was adopted on 1 January 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. These changes were retrospectively applied to the comparative period (the year ended 31 December 2012) as included in the financial statements for the year ended 31 December 2013.
[B] The depreciation, depletion and amortisation line item includes net impairment charges of $8,510 million for the nine months to 30 September 2015, $6,119 million for the nine months to 30 September 2014, $6,632 million for the year ended 31 December 2014, $5,410 million for the year ended 31 December 2013 and $1,097 million for the year ended 31 December 2012.
CONDENSED CONSOLIDATED BALANCE SHEET
($) (MILLION)
	As at 30 September (unaudited)		As at 31 December (audited)
	2015	2014	2014	2013	2012
	(As reported)	(As reported)	(As reported)	(As reported)	(Restated)[A]	(As reported)
Assets
Intangible assets	6,300	7,135	7,076	4,394	4,470	4,470
Property, plant and equipment	181,681	190,842	192,472	191,897	172,293	172,293
Joint ventures and associates	30,940	33,316	31,558	34,613	38,350	38,350
Investments in securities	3,573	4,592	4,115	4,715	4,867	4,867
Deferred tax	10,258	7,465	8,131	5,785	4,288	4,045
Retirement benefits	2,366	2,405	1,682	3,574	2,301	12,575
Trade and other receivables	8,331	8,255	8,304	9,191	8,991	8,991
Non-current assets	243,449	254,010	253,338	254,169	235,560	245,591

Inventories	19,276	27,318	19,701	30,009	30,781	30,781
Trade and other receivables	49,130	59,056	58,470	63,638	65,403	65,403
Cash and cash equivalents	31,846	19,027	21,607	9,696	18,550	18,550
Current assets	100,252	105,401	99,778	103,343	114,734	114,734

Total assets	343,701	359,411	353,116	357,512	350,294	360,325

Liabilities
Debt	50,438	37,065	38,332	36,218	29,921	29,921
Trade and other payables	4,510	3,735	3,582	4,065	4,175	4,175
Deferred tax	9,935	12,970	12,052	11,943	10,312	15,590
Retirement benefits	14,557	14,064	16,318	11,182	15,290	6,298
Decommissioning and other provisions	25,110	22,156	23,834	19,698	17,435	17,435
Non-current liabilities	104,550	89,990	94,118	83,106	77,133	73,419

Debt	5,149	5,917	7,208	8,344	7,833	7,833
Trade and other payables	55,230	65,741	64,864	70,112	72,839	72,839
Taxes payable	10,378	13,181	9,797	11,173	12,684	12,684
Retirement benefits	359	364	377	382	402	402
Decommissioning and other provisions	5,553	3,226	3,966	3,247	3,221	3,221
Current liabilities	76,669	88,429	86,212	93,258	96,979	96,979

Total liabilities	181,219	178,419	180,330	176,364	174,112	170,398

Equity attributable to Shell shareholders	161,348	180,002	171,966	180,047	174,749	188,494
Non-controlling interest	1,134	990	820	1,101	1,433	1,433
Total equity	162,482	180,992	172,786	181,148	176,182	189,927

Total liabilities and equity	343,701	359,411	353,116	357,512	350,294	360,325

[A] Revised IAS 19 Employee Benefits was adopted on 1 January 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. These changes were retrospectively applied to the comparative period (the year ended 31 December 2012) as included in the financial statements for the year ended 31 December 2013.
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
($) (MILLION)
	Nine months to 30 September (unaudited)		Year ended 31 December (audited)
	2015	2014	2014	2013	2012
	(As reported)	(As reported)	(As reported)	(As reported)	(As reported)
Net cash from operating activities	24,387	35,436	45,044	40,440	46,140
Net cash used in investing activities	(16,221)	(12,977)	(19,657)	(40,146)	(28,453)
Net cash used in financing activities	2,553	(12,713)	(12,790)	(8,978)	(10,630)
Currency translation differences relating to cash and cash equivalents	(480)	(415)	(686)	(170)	201
Increase/(decrease) in cash and cash equivalents	10,239	9,331	11,911	(8,854)	7,258
Cash and cash equivalents at beginning of period	21,607	9,696	9,696	18,550	11,292
Cash and cash equivalents at end of period	31,846	19,027	21,607	9,696	18,550

The following significant changes to the financial condition and results of operations of the Shell Group occurred during these periods.
Upstream earnings in 2014 were $15,841 million, compared with $12,638 million in 2013 and $22,244 million in 2012. The 25% increase from 2013 to 2014 was mainly driven by increased contributions from liquids production volumes from both the start-up of new high-margin deep water projects and improved operational performance, higher divestment gains, lower exploration expenses (primarily driven by fewer well write-offs), increased contributions from Trading and lower impairment charges. These effects were partially offset by the impact of declining oil prices and higher depreciation (excluding impairments). The 43% decrease from 2012 to 2013 reflected higher depreciation charges (partly driven by impairments), lower divestment gains, higher exploration expenses (mainly driven by well write-offs), higher operating expenses and lower liquids and LNG realisations. Earnings in 2013 were also impacted by a deterioration in the operating environment in Nigeria and the impact of the weakening Australian Dollar on a deferred tax liability. These effects were partly offset by the contribution of the Pearl GTL plant in Qatar and higher gas price realisations in the Americas, together with net tax gains in 2013 compared with net tax charges and higher decommissioning provisions in 2012.
Downstream earnings in 2014 were $3,411 million, compared with $3,869 million in 2013 and $5,382 million in 2012. The 12% decrease from 2013 to 2014 reflected significantly higher charges for impairment which were partially offset by higher realised refining margins, higher earnings from Trading and Supply and lower costs (mainly as a result of divestments). The 28% decrease from 2012 to 2013 reflected significantly lower realised refining margins and higher charges for impairment, partly offset by higher contributions from Chemicals and Trading.

Corporate earnings in 2014 were a loss of $156 million, compared with a gain of $372 million in 2013 and a loss of $203 million in 2012. Compared with 2013, Corporate earnings in 2014 reflected lower tax credits, higher net interest expense and adverse currency exchange rate effects. Compared with 2012, earnings in 2013 were higher mainly due to a tax credit, the recharge to the business segments of certain costs and lower net interest expense, partly offset by adverse currency exchange rate effects.
Upstream earnings for the first nine months of 2015 were a loss of $5,330 million compared with a gain of $13,196 million for the first nine months of 2014. Compared with the first nine months of 2014, earnings reflected significantly lower oil and gas prices, a charge related to management decisions to halt longer-term projects and impairments due to the oil and gas price outlook, partly offset by lower costs. The weakening of the Australian Dollar and the Brazilian Real reduced earnings by some $1,130 million in the first nine months of 2015, compared with a gain of some $149 million after tax in the same period in 2014.
Downstream earnings for the first nine months of 2015 were $7,741 million compared with $1,867 million in the first nine months of 2014. Downstream earnings compared with the first nine months of 2014, benefited from higher contributions from manufacturing reflecting higher realised refining margins and improved operating performance. Earnings also benefited from lower costs and lower taxation. This was partly offset by the negative impact of exchange rate effects in marketing, despite stronger underlying performance. Contributions from Chemicals increased as a result of improved intermediates market conditions which more than offset the impact of unit shut-downs at the Moerdijk chemical site in the Netherlands.
Corporate earnings for the first nine months of 2015 were a loss of $130 million, compared with a loss of $124 million for the first nine months of 2014. There was no significant variance in the first nine months of 2015 compared with the same period in 2014.
There has been no significant change in the financial condition and operating results of the Shell Group since 30 September 2015, the date to which the Shell Group’s last published unaudited interim financial statements were prepared, other than the $5 billion of capital markets debt issued on 10 November 2015.
Financial information in relation to the BG Group
Selected historical financial information which summarises the results of operations and financial condition of the BG Group for the three financial years ended 31 December 2014, 31 December 2013 and 31 December 2012 and for the nine months ended 30 September 2015 and 30 September 2014 is set out in the following tables. Information provided for the financial years ended 31 December 2014, 31 December 2013 and 31 December 2012 is audited and information for the nine months ended 30 September 2015 (and comparative information for the nine months ended 30 September 2014) is unaudited. The selected financial information has been prepared in accordance with IFRS as adopted by the EU.

CONSOLIDATED INCOME STATEMENT
($) (MILLION, UNLESS OTHERWISE STATED)
	Nine months to 30 September (unaudited)			Year ended 31 December (audited)
	2015	2014		2014	2013	2012
	(As reported)	(Re- presented)[A]	(As reported)	(As reported)	(As reported)	Restated[B]	(As reported)
Revenue	11,927	15,083	15,083	19,289	19,192	18,933	18,933
Other operating income	91	446	446	660	119	267	267
Group revenue and other operating income	12,018	15,529	15,529	19,949	19,311	19,200	19,200
Operating costs	(10,335)	(10,186)	(10,186)	(13,572)	(11,827)	(11,355)	(11,358)
Profits and losses on disposal of non-current assets and impairments	2,478	836	836	(8,120)	(3,817)	(1,651)	(1,651)
Share of post-tax results from joint ventures and associates	108	176	—	—	—	—	—
Operating profit/(loss)	4,269	6,355	6,179	(1,743)	3,667	6,194	6,191
Finance income	126	92	92	153	169	222	222
Finance costs	(255)	(443)	(443)	(906)	(283)	(360)	(336)
Share of post-tax results from joint ventures and associates	—	—	176	166	336	289	289
Profit/(loss) before taxation	4,140	6,004	6,004	(2,330)	3,889	6,345	6,366
Taxation	(1,783)	(2,025)	(2,025)	1,279	(1,684)	(3,052)	(3,057)
Profit/(loss) for the year from continuing operations	2,357	3,979	3,979	(1,051)	2,205	3,293	3,309
Profit for the year from discontinued operations	6	7	7	7	245	1,324	1,304
Profit/(loss) for the year	2,363	3,986	3,986	(1,044)	2,450	4,617	4,613
Profit attributable to non-controlling interest	—	—	—	—	9	94	94
Profit/(loss) attributable to BG shareholders	2,363	3,986	3,986	(1,044)	2,441	4,523	4,519
Basic earnings per share	$0.693	$1.170	$1.170	$(0.306)	$0.717	$1.332	$1.331
Diluted earnings per share	$0.689	$1.164	$1.164	$(0.306)	$0.714	$1.324	$1.323

[A] From 1 January 2015, the BG Group presents the post-tax results of joint ventures and associates within operating profit. Comparative information has been re-presented here for consistency.
[B] Revised IAS 19 Employee Benefits was adopted on 1 January 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. These changes were retrospectively applied to the comparative period (the year ended 31 December 2012) as included in the financial statements for the year ended 31 December 2013.

CONDENSED CONSOLIDATED BALANCE SHEET
($) (MILLION)
	As at 30 September (unaudited)		As at 31 December (audited)
	2015	2014	2014	2013	2012
	(As reported)	(As reported)	(As reported)	(As reported)	Restated[B]	(As reported)
Assets
Goodwill and other intangible assets[A]	3,359	4,231	3,135	3,889	4,493	4,493
Property, plant and equipment	36,179	44,960	35,855	42,225	43,925	43,925
Investments	4,041	3,597	3,547	2,933	2,488	2,488
Deferred tax assets	2,837	1,260	3,949	1,397	821	778
Trade and other receivables	1,077	898	1,068	777	896	896
Retirement benefit surplus	213	—	—	—	—	—
Commodity contracts and other derivative financial instruments	252	515	287	623	532	532
Non-current assets	47,958	55,461	47,841	51,844	53,155	53,112
Inventories	1,175	1,143	1,194	838	792	792
Trade and other receivables	4,116	5,870	5,042	6,900	6,369	6,369
Current tax receivable	154	72	151	77	25	25
Commodity contracts and other derivative financial instruments	134	192	235	107	129	129
Cash and cash equivalents	6,324	4,267	5,295	6,208	4,434	4,434
Current assets	11,903	11,544	11,917	14,130	11,749	11,749
Assets classified as held for sale	—	181	2,088	—	386	386
Total assets	59,861	67,186	61,846	65,974	65,290	65,247
Liabilities
Borrowings	(416)	(60)	(1,586)	(475)	(1,064)	(1,064)
Trade and other payables	(4,133)	(5,381)	(4,768)	(5,631)	(5,301)	(5,301)
Current tax liabilities	(1,105)	(1,803)	(1,412)	(1,831)	(1,377)	(1,377)
Commodity contracts and other derivative financial instruments	(160)	(151)	(128)	(297)	(423)	(423)
Current liabilities	(5,814)	(7,395)	(7,894)	(8,234)	(8,165)	(8,165)
Borrowings	(15,276)	(15,898)	(15,921)	(17,054)	(14,443)	(14,443)
Trade and other payables	(168)	(126)	(136)	(150)	(123)	(123)
Commodity contracts and other derivative financial instruments	(606)	(92)	(253)	(173)	(347)	(347)
Deferred tax liabilities	(3,114)	(4,028)	(2,946)	(4,120)	(4,636)	(4,636)
Retirement benefit liability	(70)	(119)	(258)	(168)	(288)	(99)
Provisions for other liabilities and charges	(5,327)	(4,336)	(5,235)	(4,115)	(4,182)	(4,182)
Non-current liabilities	(24,561)	(24,599)	(24,749)	(25,780)	(24,019)	(23,830)
Liabilities associated with assets classified as held for sale	—	(291)	(63)	—	(158)	(158)
Total liabilities	(30,375)	(32,285)	(32,706)	(34,014)	(32,342)	(32,153)
Net assets	29,486	34,901	29,140	31,960	32,948	33,094

[A] Goodwill and Other Intangibles line items were combined in the BG 2014 Annual Report, but were shown separately in earlier years. In the table above, the amounts have been combined for the relevant financial period.
[B] Revised IAS 19 Employee Benefits was adopted on 1 January 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. These changes were retrospectively applied to the comparative period (the year ended 31 December 2012) as included in the financial statements for the year ended 31 December 2013.

		CONDENSED CONSOLIDATED CASH FLOW STATEMENT
		($) (MILLION)
			Nine months to 30 September (unaudited)		Year ended 31 December (audited)
			2015	2014	2014	2013	2012
			(As reported)	(As reported)	(As reported)	(As reported)	(As reported)
		Net cash from operating activities	2,728	5,723	7,399	7,817	7,995
		Net cash used in investing activities	726	(5,887)	(8,216)	(6,282)	(6,895)
		Net cash used in financing activities	(2,485)	(1,764)	(91)	169	(209)
		Increase/(decrease) in cash and cash equivalents	969	(1,928)	(908)	1,704	891
		Cash and cash equivalents at beginning of period	5,295	6,208	6,208	4,520	3,601
		Effect of foreign exchange rate changes	60	(13)	(5)	(16)	28
		Cash and cash equivalents at end of period	6,324	4,267	5,295	6,208	4,520

		The following significant changes to the financial condition and results of operations of the BG Group occurred during these periods.
		The BG Group reported a loss in 2014 of $1,044 million compared to a profit of $2,441 million in 2013 and a profit of $4,523 in 2012. The loss in 2014 primarily reflected $5,928 million of post-tax impairments of certain Upstream assets primarily in Australia, Egypt, the North Sea, Tunisia and the USA, partially offset by $952 million post-tax gains arising from the sale and charter back of six LNG steam vessels and the disposal of the BG Group’s interest in the CATS gas pipeline in the North Sea. In addition, the decrease in profits from 2013 to 2014 included a $1,020 million fall in operating profit in the upstream segment as the impact of higher oil production from Brazil was more than offset by lower oil and liquids prices, lower production volumes from the other Upstream assets and higher operating costs. Profits in 2013 included $2,391 million of post-tax impairments of certain Upstream assets in Egypt and the USA, partially offset by $398 million post-tax gains from certain disposals of non-core businesses. Profits in 2012 included a post-tax gain of $1,194 million relating to disposals including the sale of certain of the BG Group’s interests in Comgás in Brazil, Quintero LNG in Chile and 10% of the BG Group’s 32.5% interest in the Karachaganak gas-condensate project.
		Profit for the first nine months of 2015 was $2,363 million compared to a profit of $3,986 million for the first nine months of 2014. This reduction in profits in 2015 reflects the impact of the significant fall in commodity prices across the BG Group’s businesses, which was only partially offset by an increase in Upstream production and LNG volumes.
		There has been no significant change in the financial condition and operating results of the BG Group since 30 September 2015, the date to which the BG Group’s last published unaudited interim financial statements were prepared.

B.8	Selected key pro forma financial information	The unaudited consolidated pro forma income statement and net assets statement for the Combined Group have been prepared in accordance with Annex II to the PD Regulation on a consistent basis with the accounting policies and presentation adopted in relation to the consolidated financial statements for the year ended 31 December 2014 and the unaudited condensed consolidated interim financial statements for the nine months ended 30 September 2015.
		The unaudited consolidated pro forma financial information has been prepared for illustrative purposes only; to illustrate the effect on the

Shell Group’s income statement and net assets statement of its acquisition of the BG Group as if it had taken place on 1 January 2014, in the case of the income statement, and on 30 September 2015, in the case of the net assets statement. Due to its nature, the unaudited pro forma income statement and net assets statement address a hypothetical situation. They do not represent the Shell Group’s actual results of operations or financial condition or what the Combined Group’s actual results of operations or financial condition would have been if the Combination had been completed on the dates indicated.
The unaudited consolidated pro forma profit before tax for the year ended 31 December 2014 is $25,250 million.
The unaudited consolidated pro forma net assets as at 30 September 2015 is $194,923 million.

B.9	Profit forecast and estimates	Not applicable.

B.10	Qualifications in the audit reports	Not applicable. There are no qualifications included in any audit report on the historical financial information included in this Prospectus.

B.11	Working capital - qualifications	Not applicable.
In the opinion of Shell, the working capital available to the Shell Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this Prospectus.

Section C – Securities

Element

C.1	Type and class of securities	The New Shell Shares will consist of up to 1,526,494,336 Shell Shares of €0.07 each in the capital of Shell. The table below sets out the ISIN and SEDOL under which the New Shell Shares will trade.
ISIN AND SEDOL FOR THE NEW SHELL SHARES
			Shell A Shares	Shell B Shares

LSE
		ISIN	GB00B03MLX29	GB00B03MM408
		SEDOL	B03MLX2	B03MM40

Euronext Amsterdam
		ISIN	GB00B03MLX29	GB00B03MM408
		SEDOL	B09CBL4	B09CBN6

			Shell A ADSs	Shell B ADSs

NYSE
		ISIN	US7802592060	US7802591070
		SEDOL	B03MM62	B03MM73

C.2	Currency of issue	The nominal value of the New Shell Shares will be in Euros. The New Shell Shares to be traded: (i) on the LSE, will be priced in Pound Sterling; (ii) on Euronext Amsterdam, will be priced in Euros; and (iii) in the form of Shell ADSs, on the NYSE, will be priced in US Dollars.

C.3	Shares issued and par value	As at the Latest Practicable Date, the nominal value of: (i) the total issued ordinary share capital of Shell is €450 million divided into 3,990,921,569 Shell A Shares and 2,440,410,614 Shell B Shares, each with a par value of €0.07; and (ii) the total issued share capital of Shell is made up of €450 million (as a result of the issued ordinary share capital referred to in (i)) and £50,000 (as a result of 50,000

Sterling Deferred Shares, each with a par value of £1). Both the Shell Shares and the Sterling Deferred Shares were issued fully paid or credited as fully paid. No Existing Shell Shares or Sterling Deferred Shares are held in treasury.

C.4	Description of the rights attaching to the securities	The New Shell Shares will be issued credited as fully paid and will rank pari passu in all respects with the Shell Shares in issue at the time the New Shell Shares are issued, including in relation to the right to receive notice of, and to attend and vote at, general meetings of Shell, the right to receive and retain any dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date (in the case of the new Shell B Shares, including in respect of any dividends paid through the dividend access arrangements established as contemplated by the Shell Articles of Association and set out in the Trust Deed) and to participate in the assets of Shell upon a winding-up of Shell. As with the Shell Shares in issue as at the Effective Date, the New Shell Shares will not be subject to any redemption provisions.

C.5	Restrictions on free transferability of the securities	Not applicable. The New Shell Shares will be freely transferable and there are no restrictions on transfer in the UK.

C.6	Admission/regulated markets where the securities are traded	Applications will be made to: (i) the FCA for the New Shell Shares to be admitted to the premium listing segment of the Official List; (ii) the London Stock Exchange for the New Shell Shares to be admitted to trading on its main market for listed securities; (iii) Euronext Amsterdam for the New Shell Shares to be admitted to listing and trading on Euronext Amsterdam; and (iv) the New York Stock Exchange in order that the New Shell Shares are capable of being deposited with the Shell ADS Depositary in exchange for the corresponding class and amount of Shell ADSs which may be traded on the New York Stock Exchange.
No application has been made or is currently intended to be made by Shell for the New Shell Shares to be admitted to listing or trading on any other exchange.
C.7	Dividend policy	Entitlement to BG dividend
The Shell Board and the BG Board agreed on 8 April 2015 that BG Shareholders would continue to be entitled to receive their final dividend for 2014 of $0.1437 per BG Share which had already been announced by BG at the time of the Announcement and was paid on 22 May 2015, as well as the interim dividend in respect of the six-month period up to 30 June 2015 of $0.1438 per BG Share which was announced on 31 July 2015 and paid on 11 September 2015.
In addition, should completion of the Combination occur after the record date for Shell’s 2015 fourth quarter interim dividend (being 19 February 2016), BG Shareholders will be entitled to receive a further BG dividend in respect of 2015 of not more than the final dividend for 2014 of $0.1437 per BG Share. If, however, completion of the Combination occurs prior to the record date for Shell’s 2015 fourth quarter interim dividend, BG Shareholders will receive that Shell dividend and will not receive a further BG dividend for 2015.
Entitlement to Shell dividend
BG Shareholders will benefit from access to Shell’s dividend policy in respect of each dividend for which the record date falls after completion of the Combination. Shell confirms its intention to pay dividends of $1.88 per Shell Share in 2015 and at least that amount in 2016.

Shell intends that dividends will be announced and paid quarterly. Dividends are payable to persons registered as Shell Shareholders on the record date relating to the relevant dividend.
Shell intends to grow the US Dollar dividend in line with its view of the underlying earnings and cash flow of the Shell Group. When setting the dividend, the Shell directors look at a range of factors, including the macro-environment, the current balance sheet and future investment plans.

Section D – Risks

Element

D.1	Key information on key risks that are specific to the company or its industry	• The Shell Group and the BG Group are exposed and, if the Combination completes, the Combined Group will be exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•    The Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and, ultimately, the accuracy of their price assumptions.

•    The ability of the Shell Group, the BG Group and, if the Combination completes, the Combined Group to achieve strategic objectives depends or, in the case of the Combined Group, will depend on how they react to competitive forces.

•    The Shell Group and the BG Group are and, if the Combination completes, the Combined Group will be exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange rate risk, commodity price risk and credit risk and are affected by the global macro-economic environment as well as financial and commodity market conditions.

•    The future hydrocarbon production of the Shell Group, the BG Group and, if the Combination completes, the Combined Group depends on the delivery of large and complex projects, as well as on their ability to replace proved oil and gas reserves.

•    An erosion of the business reputation of the Shell Group, the BG Group and, if the Combination completes, the Combined Group could have a material adverse effect on their brands, their ability to secure new resources and their licences to operate.

•    Rising climate change concerns could lead to additional legal and/or regulatory measures that may result in project delays or cancellations and higher costs for the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

•    The nature of the Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s operations expose the communities in which they work and them to a wide range of health, safety, security and environmental risks.

•    The Shell Group and the BG Group operate and, if the Combination completes, the Combined Group will operate in many jurisdictions that have differing degrees of political, legal and fiscal stability. This exposes them or, in the case of the Combined Group, may expose it, to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, the Shell Group, the BG Group, the Combined Group and their joint arrangements and associates face, or, in the case of the Combined Group, will face, the risk of litigation and disputes worldwide.

• An erosion of the business and operating environment in Nigeria may have a material adverse effect on the Shell Group and, if the Combination completes, the Combined Group.

•    The Shell Group’s and the BG Group’s operations expose them and, if the Combination completes, the Combined Group’s operations will expose it to social instability, civil unrest, terrorism, piracy, acts of war and pandemic diseases that could have a material adverse effect on their business, results of operations and financial condition.

• The Shell Group and the BG Group rely and, if the Combination completes, the Combined Group will rely heavily on information technology systems for their operations.
• The Shell Group has and, if the Combination completes, the Combined Group will have substantial pension commitments, whose funding is subject to capital market risks.
• The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

•    Many of the Shell Group’s and the BG Group’s major projects and operations are and, if the Combination completes, those of the Combined Group will be conducted in joint arrangements or with associates. This may reduce their degree of control, as well as their ability to identify and manage risks.

• Violations of laws and/or regulations carry fines and may expose the Shell Group, the BG Group and, if the Combination completes, the Combined Group to criminal sanctions, debarment and civil suits.
• The Shell Group, the BG Group and, if the Combination completes, the Combined Group may fail to execute acquisitions and divestments successfully in the pursuit of their strategies.

D.3	Key information on key risks relating to the securities	• Completion of the Combination is subject to a number of Conditions which may not be satisfied or waived and may result in the Combination’s completion being delayed.

•    The Combined Group’s success will be dependent upon its ability to integrate the Shell Group and the BG Group and deliver the value of the combined underlying businesses and successfully execute the planned disposal programme; the financial benefits and synergies expected from the Combination may not be fully achieved.

• The Shell Group and the BG Group depend and, if the Combination completes, the Combined Group will depend on their ability to attract, retain and motivate key employees with the necessary skills.
• The uncertainties about the effects of the Combination could have a materially adverse effect on the Shell Group, the BG Group and, if the Combination completes, the Combined Group.
• The value of the Shell Shares and Shell ADSs may fluctuate significantly.

• Shell A Shares and Shell B Shares, and Shell A ADSs and Shell B ADSs, may trade at different prices.

•    Shell, Shell Transport and, following completion of the Combination, BG may discontinue the Dividend Access Mechanism at any time, at their sole discretion (subject to any regulatory requirements), and there can be no assurance that Shell Transport and, following completion of the Combination, BG will have sufficient distributable reserves to pay any, or their share of any, dividend on the Dividend Access Shares.

• Shell may not implement its share buyback programme as intended and/or the Scrip Dividend Programme may continue for longer than is currently intended.
• Shell Shareholders may not receive a return on their investment or may receive a negative return and lose some or all of the capital invested.
• The shareholder remedies for investors in Shell may be limited by the Shell Articles of Association.

Section E – Offer

Element

E.1	Total net proceeds and estimated total expenses	There are no net proceeds receivable by Shell.
The total costs and expenses relating to the issue of this Prospectus, the Circular and to the negotiation, preparation and implementation of the Combination payable by Shell are estimated to be approximately between $446 and $467 million (including regulatory fees, the listing fees, professional fees and expenses, the costs of printing and distribution of documents and UK stamp duty, but excluding VAT and other taxes).

E.2a	Reasons for the offer, use of proceeds, estimated net amount of the proceeds	The proposed issue of the New Shell Shares to which this Prospectus relates is being made in connection with the recommended cash and share offer by Shell for the entire issued and to be issued ordinary share capital of BG.
There are no proceeds (and, therefore, no estimated net amount of the proceeds) receivable by Shell as a result of the issue of the New Shell Shares.
The Combination is intended to be effected by way of a court-sanctioned scheme of arrangement of BG under Part 26 of the CA 2006.
The Shell Directors believe that the Combination represents a compelling opportunity for shareholders of both Shell and BG to benefit from the significant value arising from the combination of two highly complementary portfolios.
BG is highly complementary with Shell’s strategic priorities of deep water and LNG. Shell expects the Combination to accelerate and de-risk its current growth strategy as an IOC leader in LNG and deep water innovation.
The Combination will add some 25% to the Shell Group’s proved oil and gas reserves as at 31 December 2014[A] and 20% to production for the financial year ended 31 December 2014 and provide the Shell Group with enhanced positions in competitive new oil and gas projects, particularly in Australia LNG and Brazil deep water.

An enhanced set of upstream positions will be a springboard to change and re-shape the Shell Group, driving asset sales and refocused spending, resulting in a simpler, more focused group. This in turn means the Shell Group can capitalise on its core strengths at greater scale, enabling more predictability in the group and smarter sequencing of the project opportunity funnels of the Combined Group.
The result will be a new shape for the Shell Group which Shell expects will be a higher return, higher cash generative group with better shareholder returns in any reasonably expected oil price environment.
The Combined Group will be concentrated around three pillars – the Shell Group’s cash engines (upstream and downstream), deep water and LNG.
In Deepwater, the Shell Group will create through the integration of the BG Group a world-class, highly competitive and profitable business within the Shell Group’s new Upstream organisation.
The Shell Group’s Integrated Gas business, which has grown into a business that generated over the last three years on average $11 billion cash flow per year from around $2 billion in 2009, will be established as a standalone organisation, reflecting both its enlarged scale and investment potential.
Shell expects the Combination to generate pre-tax synergies of approximately $3.5 billion per annum in 2018 (which have been reported on under the City Code) with further upside potential.
High-grading of the Combined Group’s longer-term portfolio, increased asset sales and refocused capital investment should enhance Shell’s free cash flow and improve the ability to cover capital expenditure, interest and dividends in any reasonably expected oil price environment.
The NAV oil price breakeven for the Combination is estimated to be in the low $60s Brent oil prices, taking account of the transaction structure, current equity market conditions, reduced operating cost forecasts and capital expenditure over time, together with other factors, including synergies.[E]
Shell expects the Combination to be accretive to cash flow from operations per share in 2016 assuming $50 Brent oil prices or higher.[E]
Shell’s assessment is that there should be accretion to free cash flow per share in 2016 as a result of the Combination assuming $50 Brent oil prices or higher.[B][E]
Shell expects the Combination to be accretive to earnings per share in 2017, on a CCS basis and excluding identified items, assuming a Brent oil price of $65 or higher.[C][E]

Shell expects the impact of the Combination to be neutral to the Shell Group’s return on average capital employed in 2018 at a $60 Brent oil price, and accretive thereafter at similar oil prices.[D][E]

The Combined Group is expected to make substantial disposals following completion of the Combination. Subject to achieving what the Shell Board considers to be reasonable value for the relevant operations, Shell expects these disposals to reach $30 billion during 2016 to 2018.

In the near term, BG Shareholders will benefit from the dividends enjoyed by Shell Shareholders. Shell confirms its intention to pay dividends of $1.88 per Shell Share in 2015 and at least that amount in 2016. BG Shareholders will be entitled to receive each Shell dividend for which the record date falls after completion of the Combination.
In the medium term, all shareholders will benefit from the potential for enhanced cash flow and a continued drive to grow returns and enhance capital efficiency from the combined portfolio.
Subject to progress with debt reduction and recovery in oil prices, Shell expects to withdraw the Scrip Dividend Programme in 2017 and undertake a share buyback programme of at least $25 billion in the period 2017 to 2020. Shell expects this buyback programme to offset the shares issued under the Scrip Dividend Programme and to significantly reduce the equity issued in connection with the Combination.
[A] Based on the Shell Group’s proved oil and gas reserves calculated on an SEC basis as at 31 December 2014 of 13,081 mboe and the BG Group’s proved oil and gas reserves of 3,612 mboe calculated on a PRMS basis as at the same date.
[B] Free cash flow per share is calculated as the net of cash flow from operations less cash flow from investing activities, divided by share count. The statement regarding 2016 reflects accretion without taking into account any asset sales resulting from the Combination.
[C] If the Combination completes, an annual non-cash post-tax charge to the Shell Group’s income statement is expected through a step up in annual depreciation charges of approximately $1 billion, which has been included in this statement.
[D] For the purpose of this statement, Shell defines return on average capital employed as income for the relevant period on a CCS basis excluding identified items, as a percentage of the average capital employed for the period. Forward-looking assessments of the impact of the Combination on the Shell Group’s return on average capital employed have been compiled by Shell management.
[E] The statements that the Combination is expected to be accretive to free cash flow per share, cash flow from operations per share, earnings per share, or the statement as to effect on return on average capital employed, should not be construed as profit forecasts and are, therefore, not subject to the requirements of Rule 28 of the City Code. These statements were calculated as at the Latest Practicable Date.

E.3	Terms and conditions of the offer	It is intended that the issue of New Shell Shares will be effected by means of a court-sanctioned scheme of arrangement of BG under Part 26 of the CA 2006. The purpose of the Scheme will be to provide for Shell to become the holder of the entire issued and to be issued ordinary share capital of BG.
On 8 April 2015, the Shell Board and the BG Board announced that they had agreed the terms of the Combination, which will provide each BG Shareholder (other than Restricted Shareholders) with 383 pence in cash and 0.4454 Shell B Shares for each BG Share (subject to any valid election that a relevant BG Shareholder makes to receive Shell A Shares under the Shell A Share Alternative provided by Shell or to vary the amount of cash and shares that they receive under the Mix and Match Facility offered by Shell).
The Scheme is subject to the Conditions and further terms and conditions set out in the Scheme Document. These Conditions include: (i) the receipt of certain antitrust and foreign investment approvals, other regulatory consents and waivers or non-exercise of any termination rights, pre-emption rights, rights of first refusal or similar rights in a number of jurisdictions; (ii) the BG Meetings being held no later than the 22nd day after the expected date of the BG Meetings set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); (iii) the approval of the Scheme and the special resolution authorising the BG Directors to implement the Scheme and the amendment of the BG articles of association by the requisite majorities of BG Shareholders at the BG Meetings; (iv) the approval of the Shell Resolution by the Shell Shareholders at the Shell General Meeting; (v) the Scheme being sanctioned by the Court no later than the 22nd day after the expected date of the Court Hearing set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); and (vi) the Scheme becoming effective no later than the Long Stop Date.
The Combination was subject to the Pre-Conditions, being the receipt of competition authority clearances in Australia, Brazil, China and the EU, as well as foreign investment approval in Australia. As Shell and BG announced on 14 December 2015, the Pre-Conditions have all been satisfied. Numerous other anti-trust and foreign investment approvals and other regulatory consents that are required to be obtained prior to completion of the Combination have been obtained. As at the Latest Practicable Date, only two such consents remain outstanding, being regulatory consents in Tanzania and Uruguay. It is expected that these consents will be obtained prior to the Shell General Meeting.

E.4	Material interests	Not applicable. So far as the Shell Directors are aware, there are no interests which are material to the issue of the New Shell Shares.

E.5	Selling shareholders and lock-up arrangements	The New Shell Shares will be newly issued in connection with the Combination; there will be no selling shareholders.
The BG Directors have irrevocably undertaken to vote in favour of the Scheme in respect of their own beneficial holdings. These irrevocable undertakings remain binding if a higher competing offer for BG is made but cease to be binding on and from the earlier of: (i) the Long Stop Date; and (ii) the date on which the Scheme is withdrawn or lapses in accordance with its terms.

E.6	Dilution	The issue of the New Shell Shares will result in Shell’s issued ordinary share capital increasing by approximately 24%. Immediately following LSE Admission, former BG Shareholders will hold approximately 19% of Shell’s issued ordinary share capital.

E.7	Estimated expenses charged to investor	Not applicable. There are no commissions, fees or expenses to be charged to investors by Shell in relation to the issue of the New Shell Shares.

PART II

RISK FACTORS

Any investment in, or holding of, the New Shell Shares is subject to a number of risks. Prospective investors in the New Shell Shares should consider the factors and the risks associated with any investment in the New Shell Shares, the business of the Shell Group and the Combined Group and the industry in which they operate or, in the case of the Combined Group, will operate, together with all other information contained in this Prospectus including, in particular, the risk factors described below. Due to the fact that a significant part of the Shell Group’s and the BG Group’s operations are similar in nature, some of the risks set out below (not including those specific to the Combination) will not be new risks which arise only on completion of the Combination but will be existing material risks whose potential impact may be increased as a result of the Combination. Therefore, although this section describes discretely material risk factors affecting the Shell Group and the BG Group, the risks described will, following completion of the Combination, be equally relevant to, and will be material risks for, the Combined Group.

Prospective investors should note that the risks summarised in Part I (Summary) are the risks that the Shell Directors believe to be the most essential to an assessment by a prospective investor of whether to invest in the New Shell Shares. However, as the risks which the Shell Group faces and, if the Combination completes, the Combined Group will face relate to events and depend on circumstances that may or may not occur in the future, prospective investors should consider not only the information on the key risks summarised in Part I (Summary) but also, among other things, the risks and uncertainties described below.

The following is not an exhaustive list or explanation of all the risks which may affect the New Shell Shares, the Shell Group, the BG Group and/or the Combined Group. Additional risks and uncertainties relating to the New Shell Shares, the Shell Group, the BG Group and the Combined Group, that are not currently known to the Shell Directors or that the Shell Directors currently deem immaterial may, individually or cumulatively, also have a material adverse effect on the business, results of operations or financial condition and prospects of the Shell Group, the BG Group and the Combined Group and, if any such risk should materialise, the price of the New Shell Shares may decline and investors could lose all or part of their investment.

The order in which the following risk factors are presented does not necessarily reflect the likelihood of their occurrence or the relative magnitude of their potential material adverse effect on the Shell Group’s, the BG Group’s and/or the Combined Group’s business, results of operations, financial condition and/or prospects or the market price of the New Shell Shares.

Prospective investors should carefully consider whether an investment in the New Shell Shares is suitable for them in the light of the information in this Prospectus and their personal circumstances.

PART A:	RISK FACTORS RELATING TO THE SHELL GROUP, THE BG GROUP AND, IF THE COMBINATION COMPLETES, THE COMBINED GROUP

1.	The Shell Group and the BG Group are exposed and, if the Combination completes, the Combined Group will be exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

The prices of crude oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently of each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil- and gas-producing countries.

Price fluctuations could have a material adverse effect on the business, results of operations, financial condition and prospects of the Shell Group, the BG Group and, if the Combination completes, the Combined Group, including on their cash flows and earnings. For example, in a low oil and gas price environment, less revenue would be generated from upstream production, and, as a result, some long-term projects might become less profitable, or incur losses. Additionally, low oil and gas prices could result in the debooking of proved oil or gas reserves, if they become uneconomic in this type of price environment. Prolonged periods of low oil and gas prices, or rising costs, could result in projects being delayed or cancelled. In addition, assets have in the past been impaired, and there could be impairments in the future. Low oil and gas prices may also affect the ability to maintain long-term capital investment programmes. In a high oil and gas price environment, there could be sharp increases in costs, and, under some production-sharing contracts, entitlement to proved reserves would be reduced. Higher prices could also reduce demand for products which might result in lower profitability, particularly in the downstream business.

As a result of the Combination, a greater proportion of the Combined Group’s earnings and cash flow will be related to upstream and integrated gas activities than relative to the Shell Group. As a result, the change in earnings and cash flow of the Combined Group as a result of oil price fluctuations may be greater, relatively, than that of the Shell Group.

2.	The Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and, ultimately, the accuracy of their price assumptions.

Both the Shell Group and the BG Group use oil and gas price assumptions, which are reviewed on a periodic basis, to evaluate project decisions and commercial opportunities, including the Combination and, if the Combination completes, the Combined Group will do the same. If the Shell Group’s, the BG Group’s and/or the Combined Group’s assumptions proved to be materially incorrect, it could have a material adverse effect on their financial condition and, as a result, the actions derived from strategic decisions based on those assumptions may no longer be appropriate.

3.	The ability of the Shell Group, the BG Group and, if the Combination completes, the Combined Group to achieve strategic objectives depends or, in the case of the Combined Group, will depend on how they react to competitive forces.

The businesses of the Shell Group and the BG Group face and, if the Combination completes, those of the Combined Group will face competition. While they seek to differentiate their products, many of their products are competing in commodity type markets. If they do not manage their expenditure adequately, their cost efficiency could deteriorate and their unit costs may increase. If they are late in making adjustments to their business models, they may lose their ability to compete effectively in certain markets. All of this could erode their overall competitive position, resulting in a material adverse effect on their business, results of operations and financial condition.

Increasingly, the Shell Group and the BG Group compete with state-owned oil and gas entities, particularly in seeking access to oil and gas resources. These entities control vastly greater quantities of oil and gas resources than the major, independent oil and gas companies. State-owned entities have access to significant resources and may be motivated by political or other factors in their business decisions, which may harm the competitive position of the Shell Group, the BG Group and, if the Combination completes, the Combined Group or hinder their access to desirable projects.

4.	The Shell Group and the BG Group are and, if the Combination completes, the Combined Group will be exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange rate risk, commodity price risk and credit risk and are affected by the global macro-economic environment as well as financial and commodity market conditions.

The Shell Group’s and the BG Group’s subsidiaries, joint arrangements and associates are and, if the Combination completes, those of the Combined Group will be subject to differing economic and financial market conditions throughout the world. Political or economic instability affects such markets. If the associated risks set out below materialise, they could have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

The Shell Group and the BG Group use debt instruments such as bonds and commercial paper to raise significant amounts of capital. Should their access to debt markets become more difficult, the potential impact on their liquidity could have a material adverse effect on their operations and, if the Combination completes, those of the Combined Group. The Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s financing costs may also be affected by interest rate fluctuations or any credit rating deterioration.

Both the Shell Group and the BG Group are and, if the Combination completes, the Combined Group will be exposed to changes in currency values and to exchange controls as a result of their substantial international operations. The Shell Group’s and the BG Group’s reporting currency is US Dollars. However, the Shell Group and the BG Group, to a material extent, hold assets and are exposed to liabilities in other currencies (and that will also be the case, if the Combination completes, for the Combined Group). For the BG Group, these currencies include the Australian Dollar, the Brazilian Real and Pound Sterling, while the Shell Group has and, if the Combination completes, the Combined Group will have significant financial exposure to the Eurozone and could be materially adversely affected by a significant change in the Euro’s value or any structural changes to the EU or the European Economic and Monetary Union affecting the Euro. Commodity trading is an important component of the Shell Group’s upstream and downstream businesses and is integrated with its supply business. The BG Group engages in commodity trading primarily in support of its asset optimisation activities as an integrated part of its global marketing and shipping business. While the Shell Group and the BG Group undertake some foreign exchange and commodity hedging, they do not do so for all of their activities. Furthermore, even where hedging is in place, it may not function as expected.

The Shell Group and the BG Group are exposed to credit risk; their counterparties may fail or may be unable to meet their payment and/or performance obligations under commercial arrangements. Although the Shell Group does not have significant direct exposure to sovereign debt, it is possible that its partners and customers may have exposure which could impair their ability to meet their obligations, thereby materially adversely affecting the Shell Group. In addition, the pension funds of the Shell Group may invest in government bonds. The BG Group is also exposed to political and economic risk events that may contribute to non-payment of financial obligations to the BG Group by government or government-owned entities, or otherwise impact successful project delivery and implementation. Therefore, a sovereign debt downgrade or other default could have a material adverse effect on the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

5.	The future hydrocarbon production of the Shell Group, the BG Group and, if the Combination completes, the Combined Group depends on the delivery of large and complex projects, as well as on their ability to replace proved oil and gas reserves.

The Shell Group and the BG Group face and, if the Combination completes, the Combined Group will face numerous challenges in developing capital projects, especially those which are large and complex. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, the availability of skilled labour, the existence of transportation infrastructure, project delays, the expiration of licences and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging market countries, such as Iraq and Kazakhstan, in frontier areas and in deep water fields, such as in Brazil. Such potential obstacles may impair the delivery of projects, as well as the ability to fulfil related contractual commitments and, therefore, may have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

Future oil and gas production will depend on access to new proved reserves through exploration, negotiations with governments and other owners of proved reserves and acquisitions, as well as developing and applying new technologies and recovery processes to existing fields and mines. Failure to replace proved reserves could result in lower future production, cash flow and earnings.

6.	An erosion of the business reputation of the Shell Group, the BG Group and, if the Combination completes, the Combined Group could have a material adverse effect on their brands, their ability to secure new resources and their licences to operate.

Shell and BG are leading energy companies, whose reputations are an important asset. The Shell General Business Principles and the BG Business Principles govern how the Shell Group and the BG Group respectively conduct their affairs. The Shell Group has the Shell Code of Conduct which instructs the Shell Group’s employees and contractors on how to behave in line with the Shell General Business Principles; the BG Group has a large number of standards and policies covering various aspects of its businesses and ethical conduct issues which do the same. The Shell Group’s and the BG Group’s challenge is to ensure that all employees and contractors comply with the Shell General Business Principles or the BG Business Principles (as applicable). Real or perceived failures of governance or regulatory compliance could harm the reputation of the Shell Group, the BG Group and, if the Combination completes, the Combined Group. This could impact their licences to operate, damage their brands, reduce consumer demand for branded products, harm their ability to secure new resources and contracts and limit their ability to access the capital markets. Many other factors, including the materialisation of the risks discussed in this Part, may impact the reputation of the Shell Group, the BG Group and, if the Combination completes, the Combined Group and may have a material adverse effect on their business, results of operations and financial condition.

7.	The Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s future performance depends on the successful development and deployment of new technologies.

Technology and innovation are essential to the Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s ability to meet the world’s energy demands in a competitive way. If they do not develop the right technology, do not have access to it or do not deploy it effectively, the delivery of their strategy and their licences to operate may be materially adversely affected. The Shell Group and the BG Group operate in environments where advanced technologies are utilised and the Combined Group will do the same. While they take measures to ensure that such technologies are safe for the environment based on today’s knowledge, there is always the possibility of unknown or unforeseeable technological failures or environmental impacts that could harm their reputation and licences to operate or expose them to litigation or sanctions. Such occurrences may cause financial loss and have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

8.	Rising climate change concerns could lead to additional legal and/or regulatory measures that may result in project delays or cancellations and higher costs for the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

There is continued and increased attention to climate change. This is likely to lead to additional regulations designed to reduce greenhouse gas emissions. Over time, the Shell Group expects that a growing share of its CO2 emissions will be subject to regulation and will result in increasing costs.

In the future, in order to help meet the world’s energy demand, the Shell Group expects its production to rise, including as a result of the Combination, with its CO2 emissions increasing as its business grows. In particular, the Shell Group expects that CO2 emissions from flaring will rise as long as no gas gathering systems are in place. The Shell Group intends to continue to work with its partners to find ways to capture the gas that is flared, but there can be no certainty as to its success.

If the Shell Group, the BG Group and, if the Combination completes, the Combined Group are unable to find economically viable, as well as publicly acceptable, solutions that reduce their CO2 emissions and/or CO2 intensity for new and existing projects or products, they may experience additional costs or financial penalties, delayed or cancelled projects, reduced production and reduced demand for hydrocarbons, which may have a material adverse effect on their business, results of operations and financial condition.

9.	The nature of the Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s operations expose the communities in which they work and them to a wide range of health, safety, security and environmental (“HSSE”) risks.

The HSSE risks to which the Shell Group and the BG Group are and, if the Combination completes, the Combined Group will be potentially exposed cover a wide spectrum, given the geographic range, operational diversity and technical complexity of their operations and their use of technology, which, despite the safety measures taken, carry the risk of unknown or unforeseeable environmental harm. Such operations include oil and gas production, transport and shipping of hydrocarbons, refining and processing of chemicals and operations in difficult geographies or climate zones, as well as environmentally sensitive regions, such as maritime environments, especially in deep water. These and other operations expose the Shell Group and the BG Group and, if the Combination completes, will expose the Combined Group and the communities in which they work to the risk of, among other things, major process safety incidents, the effects of natural disasters, earth tremors, social unrest, personal health and safety lapses, and crime. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in injuries, loss of life, environmental harm, disruption to business activities and, depending on its cause and severity, material damage to reputation, exclusion from bidding on mineral rights and eventually loss of licences to operate. As noted below, the Shell Group’s insurance subsidiaries provide hazard insurance coverage to other Shell Group entities and do seek reinsurance from time to time for some of their risk exposures (and, if the Combination completes, the Combined Group will adopt the same approach to insurance) – however, in the event of a material environmental incident, such as BP Deepwater Horizon, there would not be sufficient coverage from reinsurers or material proceeds from third party insurers to meet the Shell Group’s and the Combined Group’s obligations. In certain circumstances, liability could be imposed without regard to fault in the matter. Requirements governing HSSE matters often change and are likely to become more stringent over time. The operator could be asked to adjust its future production plan, as the government of the Netherlands has done, impacting production and costs. Significant additional costs could be incurred in the future due to compliance with such requirements or as a result of violations of, or liabilities under, HSSE laws and regulations, such as fines, penalties, clean-up costs and third party claims. Therefore, HSSE risks, should they materialise, have the potential to materially adversely affect the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

10.	The Shell Group mainly self-insures its risk exposure and, if the Combination completes, so will the Combined Group. The Shell Group, the BG Group and, if the Combination completes, the Combined Group may incur significant losses from different types of risks that are not covered by insurance from third party insurers.

Insurance subsidiaries within the Shell Group provide hazard insurance coverage to other Shell Group entities. If the Combination completes, the same approach to insurance will apply to the Combined Group. While from time to time the insurance subsidiaries may seek reinsurance for some of their risk exposures, such reinsurance would not provide any material coverage in the event of an incident like BP Deepwater Horizon. Similarly, in the event of a material environmental incident, there would be no material proceeds available from third party insurance companies to meet the Shell Group’s and the Combined Group’s obligations. In addition to having its own insurance subsidiary (for which it has external reinsurance protection), the BG Group purchases insurance from the external market to provide some mitigation against significant losses, but, as with those of the Shell Group, the policies are subject to limits, deductibles and specific terms and conditions and, as is consistent with general industry practice, cover only certain aspects of the BG Group’s business. Therefore, the Shell Group, the BG Group and, if the Combination completes, the Combined Group may incur significant losses from different types of risks that are not covered by insurance from third party insurers, potentially resulting in a material adverse effect on their business, results of operations and financial condition.

11.	The Shell Group and the BG Group operate and, if the Combination completes, the Combined Group will operate in many jurisdictions that have differing degrees of political, legal and fiscal stability. This exposes them or, in the case of the Combined Group, may expose it to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, the Shell Group, the BG Group, the Combined Group and their joint arrangements and associates face, or, in the case of the Combined Group, will face, the risk of litigation and disputes worldwide.

Developments in politics, laws and regulations can and do affect the Shell Group’s and the BG Group’s and will, if the Combination completes, affect the Combined Group’s operations. Potential developments include: forced divestment of assets, expropriation of property, cancellation or forced renegotiation of contract rights, additional taxes including windfall taxes, restrictions on deductions, retroactive tax claims, trade controls, local content requirements, foreign exchange controls, changing environmental regulations and onerous operational and disclosure requirements. A prolonged period of lower oil and gas prices may impact the financial, fiscal, political, social and legal stability of countries that rely significantly on oil and gas revenue streams. This, in turn, may have a material adverse effect on the Shell Group, the BG Group and, if the Combination completes, the Combined Group. The current operating environment in Brazil provides a number of challenges, including an economy in recession and with rising inflation, as well as potential litigation and instability in relation to partners, which have the potential to materially impact the business of the BG Group and, if the Combination completes, the Combined Group. In upstream activities, these developments may affect land tenure, rewriting of leases, entitlement to produced hydrocarbons, production rates, royalties and pricing. Parts of the Shell Group’s activities and the BG Group’s LNG Shipping & Marketing activities may be subject to price controls in some countries. From time to time, cultural and political factors play a role in unprecedented and unanticipated judicial outcomes that could have a material adverse effect on the Shell Group, the BG Group and, if the Combination completes, the Combined Group. Non-compliance with policies and regulations may result in regulatory investigations, litigation and ultimately sanctions. Certain governments and regulatory bodies may utilise their constitutional powers to unilaterally amend or cancel existing agreements or arrangements, fail to honour existing contractual commitments, or seek to adjudicate disputes between private litigants. Additionally, certain governments have adopted laws and regulations that could potentially force the Shell Group, the BG Group and, if the

Combination completes, the Combined Group to violate other countries’ laws and regulations, thus potentially subjecting them to both criminal and civil sanctions. Such developments and outcomes may have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

12.	An erosion of the business and operating environment in Nigeria may have a material adverse effect on the Shell Group and, if the Combination completes, the Combined Group.

In its Nigerian operations, the Shell Group faces various risks and adverse conditions which could have a material adverse effect on its business, results of operations and financial condition. These risks and conditions include: security issues surrounding the safety of its people, host communities and operations, sabotage and theft, its ability to enforce existing contractual rights, litigation, limited infrastructure, potential legislation that could increase its taxes or costs of operations, the impact of lower oil and gas prices on the government budget and regional instability created by militant activities. In addition, the Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, could have a material adverse effect on the Shell Group’s existing and future activities in that country (and those of the Combined Group, if the Combination completes).

13.	The Shell Group’s and the BG Group’s operations expose them and, if the Combination completes, the Combined Group’s operations will expose it to social instability, civil unrest, terrorism, piracy, acts of war and pandemic diseases that could have a material adverse effect on their business, results of operations and financial condition.

As seen in recent years in Nigeria, North Africa and the Middle East, social and civil unrest, both in the countries in which the Shell Group and the BG Group operate and elsewhere, can and do affect the Shell Group and the BG Group and the same will be true of the Combined Group, if the Combination completes. Such potential developments that could have a material adverse effect on their business, results of operations and financial condition include acts of political or economic terrorism, acts of maritime piracy, conflicts including war, civil unrest (including disruptions by non-governmental and political organisations), and local security concerns that threaten the safe operation of their facilities and transport of their products. Pandemic diseases, such as Ebola, can impact operations directly and indirectly. If such risks materialise, they could result in injuries, loss of life, environmental harm and disruption to business activities.

14.	The Shell Group and the BG Group rely and, if the Combination completes, the Combined Group will rely heavily on IT systems for their operations.

The operation of many of the Shell Group’s and the BG Group’s business processes depends and, if the Combination completes, those of the Combined Group will depend on the availability of IT systems. The Shell Group’s and the BG Group’s IT systems are increasingly concentrated in terms of geography, number of systems and key contractors supporting the delivery of IT services. The Shell Group and the BG Group, like many other multinational businesses, are and, if the Combination completes, the Combined Group will be the target of attempts to gain unauthorised access through the internet to their IT systems, including more sophisticated and coordinated attempts often referred to as advanced persistent threats. The Shell Group and the BG Group seek and, if the Combination completes, the Combined Group will seek to detect and investigate all such security incidents, aiming to prevent their recurrence. Disruption of critical IT services or breaches of information security could harm their reputation and have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

15.	The Shell Group has and, if the Combination completes, the Combined Group will have substantial pension commitments, whose funding is subject to capital market risks.

Liabilities associated with defined benefit plans can be significant, as can the cash funding requirement of such plans; both depend on various assumptions. Volatility in capital markets, and the resulting consequences for investment performance and interest rates, may result in significant changes to the funding level of future liabilities and could also increase balance sheet liability. The Shell Group operates and, if the Combination completes, the Combined Group will operate a number of defined benefit pension schemes, both in the UK and overseas, and, in the case of a shortfall, the Shell Group and the Combined Group might be required to make substantial cash contributions (depending on the applicable local regulations) resulting in a material adverse effect on their business, results of operations and financial condition.

16.	The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. Estimates may change because of new information from production or drilling activities or changes in economic factors, including changes in the price of oil or gas and changes in the taxation or regulatory policies of host governments or other events. Estimates may also be altered by acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published proved oil and gas reserves estimates may also be subject to correction due to errors in the application of published rules and changes in guidance.

Currently, the BG Group reports its proved reserves on the basis of the PRMS. As the Combined Group will externally report its proved reserves on the basis of the SEC Rules, there may be adjustments stemming from the differences between the two classifications. In particular, an adjustment may be required if the economic assumptions used under the PRMS and the SEC Rules differ significantly (for example, if the Year Average Price used by Shell for the SEC estimates is significantly lower than the price assumptions used by BG under the PRMS, the proved reserves estimates under the SEC Rules are likely to be lower than the same calculated under the PRMS).

A re-estimation under the SEC Rules of the BG Group’s proved reserves as at 31 December 2014 is incorporated by reference into Part XIV (Oil and gas information). This has been prepared for illustrative purposes only and, as with the other BG reserves information in this Prospectus, is unaudited and Shell has not had access to the underlying data and assumptions that have been used by BG in its production. Furthermore, due to the nature of the re-estimation, it addresses a hypothetical situation and is not capable of being aggregated with the Shell Group data to represent what the actual proved reserves of the Combined Group would have been if the Combination had been completed on the dates indicated and Shell had presented the proved reserves of the BG Group on an SEC basis itself.

Downward adjustments could indicate lower future production volumes and may also lead to impairment of some assets. This may have a material adverse effect on the results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

17.	Many of the Shell Group’s and the BG Group’s major projects and operations are and, if the Combination completes, those of the Combined Group will be conducted in joint arrangements or with associates. This may reduce their degree of control, as well as their ability to identify and manage risks.

In cases where the Shell Group, the BG Group or, if the Combination completes, the Combined Group is not the operator, they will have limited influence over, and control of, the behaviour, performance and costs of operation of their joint arrangements or associates. Despite not having control, they could still be exposed to the risks associated with these operations, including reputational, litigation (where joint and several liability may apply) and government sanction risks, which may have a material adverse effect on their business, results of operations and financial condition. For example, their partners or members of a joint arrangement or an associate (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project. Where the Shell Group, the BG Group or, if the Combination completes, the Combined Group is the operator of a joint arrangement or associate, the other partner(s) or members may still be able to veto or block certain decisions, which may be to the overall detriment of the Shell Group, the BG Group or, if the Combination completes, the Combined Group.

In particular, the Shell Group is aware that Petrobras, a material joint arrangement partner of the BG Group in Brazil, is subject to investigations regarding allegations relating to several large contractors (mainly in construction) forming a cartel and paying bribes in order to secure contracts. BG has not been directly involved in the investigations related to Petrobras. In the future, the situation may, depending on how it develops, have a material adverse effect on the business, results of operations and financial condition of the BG Group and, if the Combination completes, the Combined Group (for example, it may result in disruption to the supply chain or Petrobras may experience capital or liquidity constraints which could impact on project funding and delivery).

18.	Violations of laws and/or regulations carry fines and may expose the Shell Group, the BG Group and, if the Combination completes, the Combined Group to criminal sanctions, debarment and civil suits.

The Shell Group and the BG Group are and, if the Combination completes, the Combined Group will be subject to a significant number and growing range of laws, regulations and trade controls. Both the Shell Group and the BG Group have procedures and systems in place designed to ensure compliance with such requirements. However, due to the nature of their activities and spheres of operation, the Shell Group, the BG Group and, if the Combination completes, the Combined Group carry a significant risk of non-compliance and any violations of legal and regulatory requirements could have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group, resulting from the imposition of substantial penalties, exposure to regulatory investigations, debarment from tendering, imposition of a monitor and, in the case of individuals, imprisonment.

The Shell Group and its joint arrangements and associates have, in the past, been fined for violations of antitrust and competition law, including by the European Commission. As a result of the European Commission’s fining guidelines, this means that any new violations could result in significantly larger fines both for the Shell Group and, if the Combination completes, for the Combined Group. Furthermore, it is now common for persons or corporations allegedly injured by antitrust violations to sue for damages.

As multinational companies conducting their business across a number of jurisdictions and, to a material extent, through joint arrangements and associates which they may not operate, the Shell Group and the BG Group are and, if the Combination completes, the Combined Group will be exposed to increased risks of bribery, fraud and corruption. Due to the scale of the Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s operations, bribery, fraud and corruption both internally and externally may be more difficult to detect and any violations of the US Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010 (as amended) or other relevant anti-bribery, anti-corruption or anti-money laundering legislation may have a material adverse effect as described above. Further, penalties imposed on their partners in a joint arrangement or members in an associate for violations unrelated to the Shell Group, the BG Group and, if the Combination completes, the Combined Group could materially impact the ability of such partners or members to fulfil their contractual commitments to, and thereby result in a material adverse effect on, the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group. For example, while BG has not been directly involved in the investigations related to Petrobras, the BG Group and, if the Combination completes, the Combined Group may be exposed to a material adverse effect arising from such investigations since Petrobras is a material joint arrangement partner for the BG Group in Brazil.

Similarly, the Shell Group’s, the BG Group’s and, if the Combination completes, the Combined Group’s joint arrangements and associates are, by virtue of their activities, subject to a substantial number of trade controls, which regulate the movement of items or the provision of services or technologies across national boundaries and restrict or prohibit trade and other dealings with certain parties, and data protection laws and regulations. Therefore, despite any compliance systems and procedures in place, they are exposed to a significant risk of violations, which could also have a material adverse effect as described above.

19.	The Shell Group, the BG Group and, if the Combination completes, the Combined Group may fail to execute acquisitions and divestments successfully in the pursuit of their strategies.

A number of risks, if they materialise, may impact the success of acquisitions and divestments. Acquisitions may not succeed due to reasons such as difficulties in integrating activities and realising synergies, outcomes varying from key assumptions, host governments reacting or responding in a different manner from that envisaged or liabilities and costs being underestimated. Any of these would reduce the ability to realise the expected benefits and could have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group. Divestment of assets may not be possible at acceptable prices, resulting in increased pressure on the cash position of the Shell Group, the BG Group and the Combined Group. In the case of divestments, the Shell Group, the BG Group and, if the Combination completes, the Combined Group may be held liable for past acts, failures to act or liabilities that are different from those foreseen or they may incur significant separation costs. The Shell Group, the BG Group and, if the Combination completes, the Combined Group may also face liabilities if a purchaser fails to honour all of its commitments, resulting in financial loss.

PART B	RISKS RELATING TO THE COMBINATION

1.	Completion of the Combination is subject to a number of Conditions which may not be satisfied or waived and may result in the Combination’s completion being delayed.

The Scheme is subject to the Conditions and further terms and conditions set out in the Scheme Document. These Conditions include: (i) the receipt of certain antitrust and foreign investment approvals, other regulatory consents and waivers or non-exercise of any termination rights, pre-emption rights, rights of first refusal or similar rights in a number of jurisdictions; (ii) the BG Meetings being held no later than the 22nd day after the expected date of the BG Meetings set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); (iii) the approval of the Scheme and the special resolution authorising the BG Directors to implement the Scheme and the amendment of the BG articles of association by the requisite majorities of BG Shareholders at the BG Meetings; (iv) the approval of the Shell Resolution by the Shell Shareholders at the Shell General Meeting; (v) the Scheme being sanctioned by the Court no later than the 22nd day after the expected date of the Court Hearing set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); and (vi) the Scheme becoming effective no later than the Long Stop Date.

There is no guarantee that the Conditions will be satisfied in the necessary time frame (or waived, if applicable) and the Combination may, therefore, be delayed. Delay in completing the Combination will prolong the period of uncertainty for the Shell Group and the BG Group and may result in the accrual of additional costs to their businesses (for example, there may be an increase in costs in relation to the preparation and issue of documentation, the financing of the Combination (in particular, the pre-funding of the cash portion of the Consideration resulting in Shell holding a materially higher than usual cash balance) or other elements of the planning and implementation of the Combination) without any of the potential benefits of the Combination having been achieved. In addition, Shell’s and BG’s management would have spent time in connection with the Combination, which could otherwise have been spent more productively in connection with the other activities of the Shell Group and the BG Group, as applicable. Therefore, the aggregate consequences of a material delay in completing the Combination may have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and the Combined Group.

Shell’s ability to invoke a Condition to the Combination to delay the Combination beyond the Long Stop Date is subject to the Panel’s consent. The Panel will need to be satisfied that the underlying circumstances are of “material significance” to Shell in the context of the Combination and this is a high threshold to fulfil. Consequently, there is a significant risk that Shell may be required to complete the Combination even where certain Conditions have not been satisfied (for example, not all of the Regulatory Conditions or consents from commercial counterparties have been obtained) or where a material adverse change has occurred to the BG Group. It may also be the case that certain Conditions may only be satisfied subject to onerous conditions or undertakings. If the events in this paragraph were to occur, they might result in additional costs and/or the delay or the failure to realise the financial benefits and synergies identified by the parties. Proceeding to complete the Combination without particular clearances and consents from third parties, which may include governments, regulators, associates and commercial counterparties, may impact the Combined Group’s future strategy and operations, result in the imposition of penalties, fines and other criminal and civil sanctions, the termination or variation of contracts and, potentially, the loss of concessions or assets and may cause damage to the Combined Group’s reputation and business relationships with governments, regulators and counterparties. If these events were to occur, there may be a material adverse effect on the business, results of operations and financial condition of the Combined Group and the market price of the Shell Shares.

2.	The Combined Group’s success will be dependent upon its ability to integrate the Shell Group and the BG Group and deliver the value of the combined underlying businesses and successfully execute the planned disposal programme; the financial benefits and synergies expected from the Combination may not be fully achieved.

The Combined Group’s future prospects will, in part, be dependent upon the Combined Group’s ability to integrate the Shell Group and the BG Group successfully and completely, without disruption to the existing business. Value delivery from a number of key jurisdictions, including the BG Group’s assets in Australia and Brazil, as well as integration of the BG Group’s LNG Shipping and Marketing business and trading activities and successful execution of the substantial disposals that the Combined Group is expected to make following completion of the Combination are, in particular, critical to the overall success of the Combined Group. Subject to achieving what the Shell Board considers to be reasonable value for the relevant operations, Shell expects such disposals to reach $30 billion during 2016 to 2018.

Unanticipated events, liabilities, tax impacts or unknown pre-existing issues may arise which could result in the costs of integration being higher and the realisable benefits being lower than expected, resulting in a material adverse effect on the operations, prospects and financial condition of the Combined Group. No assurance can be given that the integration process will deliver all the expected benefits within the assumed time frame or that the full $30 billion of disposals will be made as planned.

The Combined Group will face challenges when integrating the business, including, among others, ways of working, standardising policies and procedures, processes and systems and retaining key employees of the Combined Group and the corporate memory of the BG Group. If the Combined Group does not properly manage these challenges, they may affect the effective running of the business in the ordinary course and the efficient allocation, including redeployment, of resources in the Combined Group.

3.	The Shell Group and the BG Group depend and, if the Combination completes, the Combined Group will depend on their ability to attract, retain and motivate key employees with the necessary skills.

The Shell Group, the BG Group and, if the Combination completes, the Combined Group must continue to attract, retain and motivate key employees in order to succeed and safeguard their performance, operations and future growth. Competition for suitably skilled personnel in the oil and gas industry is intense and the Shell Group, the BG Group and, if the Combination completes, the Combined Group may lose key employees, among other things, to competitors. If the Shell Group, the BG Group and the Combined Group fail to maintain adequate levels of remuneration and/or are not able to find employees with the necessary skills, it could have a material adverse effect on their business, results of operations and financial condition.

4.	The uncertainties about the effects of the Combination could have a materially adverse effect on the Shell Group, the BG Group and, if the Combination completes, the Combined Group.

Uncertainty about the effects of the Combination, including effects on employees, host governments, partners, contractors, regulators, suppliers and customers, may have a material adverse effect on the business, results of operations and financial condition of the Shell Group, the BG Group and, if the Combination completes, the Combined Group. These uncertainties could cause parties that have business or other relationships with the Shell Group or the BG Group to defer the consummation of other transactions or other decisions concerning the business of the Shell Group, the BG Group and, if the Combination completes, the Combined Group or to seek to change their existing business or other relationships with the Shell Group or the BG Group. The Combined Group will need to take action to prevent or minimise any detrimental impact of the Combination and the integration process on its relationships with employees, host governments, partners, contractors, regulators, suppliers and customers of the Shell Group and the BG Group, to avoid such a material adverse effect.

5.	Existing Shell Shareholders and former BG Shareholders will own a smaller percentage of Shell, if the Combination completes, than they currently own of Shell and BG, respectively.

If the Combination completes, the existing Shell Shareholders and the former BG Shareholders will own a smaller percentage of Shell than they currently own of Shell and BG, respectively. Existing Shell Shareholders and former BG Shareholders will own approximately 81% and 19% respectively of the outstanding Shell Shares.1 As a consequence, the number of voting rights which can be exercised and the influence which may be exerted by them in respect of the Combined Group will be reduced.

6.	BG Shareholders will bear differing levels of market price risk and exchange rate risk depending on the mixture of cash and New Shell Shares they receive.

For each BG Share, BG Shareholders (other than Restricted Shareholders) will be entitled to receive 383 pence in cash and 0.4454 Shell B Shares. However, BG Shareholders (other than Election Restricted Shareholders) will have the ability to elect to receive varying proportions of cash and New Shell Shares through the Mix and Match Facility, subject to offsetting elections, and BG Shareholders (other than Election Restricted Shareholders) can also elect to receive all or any proportion of the Shell B Shares to which they

[1]	Please see paragraph 18 of Part XVII (Additional information) for details of how these dilution estimates were calculated.

will be entitled in the form of Shell A Shares through the Shell A Share Alternative. Any fluctuation in the market price of Shell Shares (whether Shell A Shares or Shell B Shares) may increase or decrease the cash value of the New Shell Shares received. To the extent that the principal currency of the BG Shareholder’s jurisdiction is not Pound Sterling, any depreciation of the Pound Sterling in relation to their local currency will adversely affect the value of the cash consideration that they receive in their local currency’s terms. Depending on the outcome of the mix and match elections and the Shell A Share Alternative elections made by BG Shareholders, the relative exposure to market price and exchange rate risk will vary.

7.	Shell will bear an exchange rate risk on the Pound Sterling cash consideration offered

The cash component of the Consideration is denominated in Pound Sterling. This creates for the Shell Group, which reports in US Dollars, an exchange rate exposure which may have a material adverse effect on the financial condition of the Shell Group and, if the Combination completes, the Combined Group. If Pound Sterling appreciates significantly in value against the US Dollar, the cash component of the Consideration will materially increase for Shell in US Dollar terms. If there is a delay in completing the Combination, the period of exposure to such exchange rate fluctuations will be prolonged.

PART C	RISKS RELATING TO THE NEW SHELL SHARES

1.	The value of the Shell Shares and the Shell ADSs may fluctuate significantly.

Following completion of the Combination, the Shell Shares and the Shell ADSs will continue to be publicly traded and, as a result of a number of factors and events, including, but not limited to, those referred to in this Part, their market price may be volatile. Some of these events, for example, market conditions, geopolitical developments or the action of competitors, will be outside the control of the Combined Group. The sale of a substantial number of Shell Shares and/or Shell ADSs in the market after completion of the Combination, or the perception that such sales may occur, could depress the market price of the Shell Shares and/or the Shell ADSs.

2.	Shell A Shares and Shell B Shares, and Shell A ADSs and Shell B ADSs, may trade at different prices.

Shell A Shares, Shell B Shares, Shell A ADSs and Shell B ADSs may trade, and have historically traded, at different prices. The difference in price may be based on, among other things: the extent to which BG Shareholders elect for and receive Shell A Shares or Shell B Shares, the fact that dividends to be received by holders of Shell A Shares or Shell A ADSs will have a Dutch source and dividends to be received by holders of Shell B Shares or Shell B ADSs are intended by Shell to have a UK source (pursuant to the Dividend Access Mechanism), differing levels of demand in different markets for reasons external to the Shell Group, such as index inclusion and relative index performance and the type of securities bought back by Shell or issued by it under the Scrip Dividend Programme.

3.	Shell, Shell Transport and, following completion of the Combination, BG may discontinue the Dividend Access Mechanism at any time, at their sole discretion (subject to any regulatory requirements) and there can be no assurance that Shell Transport and, following completion of the Combination, BG will have sufficient distributable reserves to pay any, or their share of any, dividend on the Dividend Access Shares.

Following completion of the Combination and the issue of the BG Dividend Access Share to the Trustee, dividends paid by BG on the BG Dividend Access Share will form part of the Dividend Access Mechanism.

Following completion of the Combination, under their respective articles of association, Shell Transport and BG will each only be able to pay a dividend on their respective Dividend Access Share up to a maximum equal to their respective proportions of the aggregate dividend announced by Shell on the Shell B Shares in respect of the relevant period (with such proportions being calculated by reference to, in the case of Shell Transport, the number of Shell B Shares in existence immediately prior to completion of the Combination and, in the case of BG, the number of Shell B Shares issued as part of the Combination, in each case as against the total number of Shell B Shares in issue immediately following completion of the Combination). Accordingly, in order for the holders of Shell B Shares to receive an amount equal to the full dividend announced on the Shell B Shares in the form of a dividend having a UK source for Dutch tax purposes, a dividend on each Dividend Access Share must in fact be paid by Shell Transport and, following completion of the Combination, by BG from their respective distributable reserves in each case equal to their respective proportions of the dividend announced by Shell on the Shell B Shares. There can be no assurance that Shell

Transport and, following completion of the Combination, BG will have sufficient distributable reserves to pay any dividend on their respective Dividend Access Share or will exercise their discretion to pay such a dividend.

In addition, under the terms of the Trust Deed, if Shell requests them to do so, Shell Transport (and, following completion of the Combination, BG) would be required to redeem the Dividend Access Shares at par value. Further, in accordance with the terms of the Dividend Access Trust, if Shell and Shell Transport (and, following completion of the Combination, BG, as a subsidiary of Shell) (as issuers of the Dividend Access Shares) (acting jointly) request it to do so, and there is no property remaining in the Dividend Access Trust, the Trustee shall dissolve the Dividend Access Trust. The Dividend Access Mechanism may, therefore, be discontinued at any time, for any reason and without financial recompense.

If the Dividend Access Mechanism were discontinued, any dividend announced on the Shell B Shares, thereafter, would be paid by Shell and would, therefore, always have a Dutch source rather than a UK source for Dutch tax purposes. Also, if Shell Transport and, following completion of the Combination, BG does not, for any reason, pay a dividend on its respective Dividend Access Share that is equal in amount to its proportion of the dividend announced on the Shell B Shares, a dividend having a Dutch source will be paid by Shell in an amount equal to the difference between the dividend announced on the Shell B Shares and the dividend paid on that Dividend Access Share (with such dividend being paid pro rata to the holders of Shell B Shares).

Holders of Shell B Shares who receive dividends which have a Dutch source are currently subject to Dutch withholding tax at a rate of 15% although, depending on the terms of any applicable treaty for the avoidance of double taxation, they may be eligible to make a claim to reduce the rate at which such Dutch withholding tax is levied or, alternatively, to seek a full or partial refund of such Dutch withholding tax levied.

The statements above made in relation to Shell B Shares will also apply to the dividends received by the Shell ADS Depositary in its capacity as registered holder of Shell B Shares represented by Shell B ADSs.

4.	Future issues of Shell Shares or the sale of a substantial number of Shell Shares could affect their market price and further dilute the interests of Shell Shareholders.

The further issue or the sale or transfer of Shell Shares (for example, as a result of the Scrip Dividend Programme), or the perception that this is likely to occur, may cause the market price of the Shell Shares to fluctuate or decline and dilute the interests of Shell Shareholders, including, if the Combination completes, the holders of the New Shell Shares.

5.	Shell may not implement its share buyback programme as intended and/or the Scrip Dividend Programme may continue for longer than is currently intended.

Subject to progress with debt reduction and recovery in oil prices, Shell expects to withdraw the Scrip Dividend Programme in 2017 and undertake a share buyback programme of at least $25 billion in the period 2017 to 2020. Shell expects this buyback programme to offset the shares issued under the Scrip Dividend Programme and to significantly reduce the equity issued in connection with the Combination. There may be circumstances in which Shell does not implement the share buyback programme due to factors such as market conditions and the cash needs of the Combined Group. Due to the same factors, the Scrip Dividend Programme may continue for longer than is currently intended. If implemented, the share buyback programme may not have, or may only to a limited extent have, the desired effect (for example, where there is a delay in withdrawing the Scrip Dividend Programme). In addition, Shell intends to buy back the cheaper of the Shell A Shares and Shell B Shares from Shell’s perspective. Consequently, not all holders of Shell Shares may receive the full benefits of the share buyback programme.

6.	Shell Shareholders may not receive a return on their investment or may receive a negative return and lose some or all of the capital invested.

Shell’s performance and financial condition will be, following completion of the Combination, dependent on the trading of the members of the Combined Group. Following completion of the Combination, if dividends on Shell Shares are to be maintained at the same levels as before the completion of the Combination, additional cash resources and distributable reserves will be required to cover the dividend payments due to the increase in the number of Shell Shares in issue.

Shell intends to pay dividends of $1.88 per Shell Share in 2015 and at least that amount in 2016. However, when setting the dividend, the Shell directors look at a range of factors, including the macro-environment, the current balance sheet and future investment plans. Furthermore, Shell’s ability to pay dividends in 2015, 2016 and thereafter will depend, among other things, on the distributable reserves, if any, of its subsidiaries and other interests. Certain of these subsidiaries and other interests may, from time to time, be subject to restrictions on their ability to make distributions to Shell or return cash to it by other means and this could have a material adverse effect on the market price of Shell Shares. There is, therefore, no guarantee that Shell Shareholders will receive a return on their investment and they may receive a negative return and lose some or all of the capital invested.

7.	The shareholder remedies for investors in Shell may be limited by the Shell Articles of Association.

The Shell Articles of Association determine the jurisdiction for shareholder disputes and their governing law. This may limit shareholder remedies. The Shell Articles of Association generally require that all disputes between Shell Shareholders acting in such capacity and Shell or Shell directors or former Shell directors, or between Shell and Shell directors or former Shell directors, be exclusively resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce. They also provide that, if this provision is for any reason determined to be invalid or unenforceable or in the case of a derivative claim under the Legislation, the dispute may only be brought before the courts of England and Wales. Furthermore, the rights of Shell Shareholders will be governed by English law and these rights differ from the rights of shareholders in non-UK corporations. The arbitrators or English or Welsh courts may not impose civil liability on Shell directors or executive officers in any action based solely on foreign securities laws brought against Shell or Shell directors. Pursuant to the relevant depositary agreement, each holder of Shell ADSs is bound by the arbitration and exclusive jurisdiction provisions of the Shell Articles of Association as if that holder were a Shell Shareholder. Accordingly, the ability of Shell Shareholders and holders of Shell ADSs to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with the provisions of the Shell Articles of Association. This could have a material adverse effect on the investment made by investors and the market price of the Shell Shares and Shell ADSs.

8.	Holders of Shell Shares and some holders of Shell ADSs will be exposed to exchange rate risk.

Cash dividends on Shell Shares are announced in US Dollars first; their Euro and Pound Sterling equivalents are announced at a later date. Cash dividends on Shell A Shares are paid, by default, in Euros, although holders of Shell A Shares are able to elect to receive dividends in Pounds Sterling. Cash dividends on Shell B Shares are paid, by default, in Pounds Sterling, although holders of Shell B Shares are able to elect to receive dividends in Euros. Holders of Shell ADSs receive their dividends in US Dollars and cannot make an alternative election.

As a consequence, all Shell Shareholders and some Shell ADS Holders will be exposed to exchange rate risk. For example, Shell Shareholders and Shell ADS Holders residing in a jurisdiction whose principal currency is not the US Dollar will be exposed to the exchange rate between the US Dollar and the principal currency of their jurisdiction. In addition, Shell Shareholders residing in a jurisdiction whose principal currency is not the currency in which they receive dividends will be exposed to any changes to the exchange rate between the currency in which they receive dividends and the principal currency of their jurisdiction from the moment the Euro and Pounds Sterling equivalents are announced until the moment the dividend is paid.

9.	Holders of Shell Shares outside the UK may not be able to exercise pre-emption rights or participate in future equity issues.

The securities laws of certain jurisdictions outside the UK may restrict the participation by, or Shell’s ability to allow participation of, certain shareholders in such jurisdictions in any future issues carried out by Shell of Shell Shares or of other securities. In the case of a future allotment of new Shell Shares for cash, the then-existing Shell Shareholders have certain statutory pre-emption rights unless those rights are disapplied by a special resolution of the Shell Shareholders at a general meeting. An issue of new Shell Shares not for cash or when pre-emption rights have been disapplied could dilute the interests of the then-existing Shell Shareholders.

PART III

PRESENTATION OF INFORMATION

1.	General

Prospective investors should only rely on the information contained in this Prospectus (for the avoidance of doubt, neither the Announcement, the Management Day Update nor the Scheme Document has been incorporated by reference into this Prospectus). No person has been authorised to give any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been so authorised by Shell, the Shell directors, the Shell Group, Bank of America Merrill Lynch or any other person involved in the Combination. No representation or warranty, express or implied, is made by Shell, the Shell directors, the Shell Group, Bank of America Merrill Lynch or any other person involved in the Combination as to the accuracy or completeness of such information or representation.

Without prejudice to any legal or regulatory obligation on Shell to publish a supplementary prospectus pursuant to section 87G of FSMA and PR 3.4, neither the delivery of this Prospectus nor Admission shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Shell Group or the BG Group taken as a whole since the date of this Prospectus or that the information in it is correct as of any time after the date of this Prospectus. Shell will comply with its obligation to publish supplementary prospectuses containing further updated information as required by law or by a regulatory authority and, in particular, its obligations under the Prospectus Rules, the Listing Rules and the Disclosure and Transparency Rules (as appropriate) but assumes no further obligation to publish additional information.

The contents of this Prospectus or any subsequent communications from Shell, the Shell Group or Bank of America Merrill Lynch or any of their respective affiliates, officers, directors, employees or agents are not to be construed as legal, financial or tax advice. If you are in any doubt about the contents of this Prospectus or the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent financial adviser (who is, if you are resident in the UK, duly authorised under FSMA or, if not, from another appropriately authorised independent financial adviser). Each prospective investor should consult with such advisers as needed to make any decision in relation to the Combination and the New Shell Shares and to determine whether it is legally permitted to hold shares under applicable legal investment requirements or similar laws or regulations. Prospective investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

Investing in and holding the New Shell Shares involves financial risk. Prior to investing in the New Shell Shares, investors should carefully consider all of the information contained in this Prospectus, paying particular attention to Part II (Risk factors). Investors should consider carefully whether an investment in the New Shell Shares is suitable for them in light of the information contained in this Prospectus and their personal circumstances. Each investor acknowledges that it has not relied on Bank of America Merrill Lynch or any person affiliated with it in connection with any investigation of the accuracy of any information contained in this Prospectus or any decision in relation to the Combination and the New Shell Shares. Nothing contained in this Prospectus is, or shall be relied upon as, a promise or representation by Bank of America Merrill Lynch as to the past, present or future.

Bank of America Merrill Lynch and its affiliates may have engaged in transactions with, and provided various investment banking, financial advisory and other services to Shell, for which they would have received customary fees. Bank of America Merrill Lynch and its affiliates may provide such services to Shell and any of its affiliates in the future.

2.	Website and media information

The contents of Shell’s website (www.shell.com) and BG’s website (www.bg-group.com), the contents of any website accessible from hyperlinks on such websites or any other website referred to in this Prospectus do not form part of this Prospectus and prospective investors should not rely on them.

Furthermore, Shell does not accept any responsibility for the accuracy or completeness of any information reported by the press or other media, or the fairness or appropriateness of any forecasts, views or opinions expressed by the press or other media regarding the Combination, the Shell Group, the BG Group and/or

the Combined Group. Shell, the Shell directors, the Shell Group, Bank of America Merrill Lynch or other persons involved in the Combination make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication.

3.	Forward looking statements

This Prospectus contains certain forward looking statements with respect to the financial condition, results of operations and businesses of the Shell Group and the BG Group, and certain plans and objectives of Shell with respect to the Combined Group, including those in Part I (Summary), Part II (Risk factors), Part VI (Information about the Combination), Part VII (Information about the Shell Group) and Part VIII (Information about the BG Group).

All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Forward looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward looking statements include, among other things, statements concerning the potential exposure of the Shell Group, the BG Group and the Combined Group to market risks, statements as to accretion and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions, including as to future potential cost savings, synergies, earnings, return on average capital employed, production and prospects. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases.

There are a number of factors that could affect the future operations of the Shell Group, the BG Group and the Combined Group and that could cause results to differ materially from those expressed in the forward looking statements included in this Prospectus, including (without limitation): (i) price fluctuations in crude oil and natural gas; (ii) changes in demand for the Shell Group’s, the BG Group’s and/or the Combined Group’s respective products; (iii) currency fluctuations; (iv) drilling and production results; (v) reserves estimates; (vi) loss of market share and industry competition; (vii) environmental and physical risks; (viii) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (ix) the risk of doing business in developing countries and countries subject to international sanctions; (x) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (xi) economic and financial market conditions in various countries and regions; (xii) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement of shared costs; and (xiii) changes in trading conditions.

All forward looking statements contained in this Prospectus are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Readers should specifically consider the factors identified in this Prospectus that could cause actual results to differ before taking any action in respect of the Combination. All of the forward looking statements made in this Prospectus are qualified by these cautionary statements. Specific reference is made to Part I (Summary), Part II (Risk factors), Part VI (Information about the Combination), Part VII (Information about the Shell Group) and Part VIII (Information about the BG Group).

Each forward looking statement speaks only as of the date it was made. None of Shell, the Shell Group or the BG Group undertakes any obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise except to the extent legally required and, in particular, Shell will comply with its obligation to publish supplementary prospectuses containing further updated information as required by law or by a regulatory authority and, in particular, its obligations under the Prospectus Rules, the Listing Rules and the Disclosure and Transparency Rules (as appropriate). In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this Prospectus.

The statements above relating to forward looking statements should not be construed as a qualification on the opinion as to working capital set out in paragraph 13 of Part XVII (Additional information).

4.	No forecasts or estimates

No statement in this Prospectus (including any statement of estimated synergies) is intended as a profit forecast or estimate for any period.

Accretion statements or statements as to the effect of the Combination on free cash flow per share, earnings per share, cash flow from operations per share, or return on average capital employed, should not be construed as profit forecasts and are, therefore, not subject to the requirements of Rule 28 of the City Code.

No statement in this Prospectus should be interpreted to mean that free cash flow per share, earnings, earnings per share or income, cash flow from operations per share or return on average capital employed for the Shell Group, the BG Group and/or the Combined Group, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings, earnings per share or income, cash flow from operations, free cash flow or return on average capital employed for the Shell Group or the BG Group, as appropriate.

5.	Historical financial information relating to the Shell Group and the BG Group

All financial information relating to the Shell Group and the BG Group contained in this Prospectus, unless otherwise stated, has been extracted or derived, without material adjustment, from their audited consolidated financial statements as of, and for, the financial years ended 31 December 2014, 31 December 2013 and 31 December 2012, save that the financial information in relation to the Shell Group and the BG Group for the financial year ended 31 December 2012 and marked as “restated” has been extracted from the restated comparative information presented in the consolidated financial statements of the Shell Group and the BG Group for the year ended 31 December 2013.

Financial information relating to the Shell Group and the BG Group contained in this Prospectus and relating to the nine-month periods ended 30 September 2015 and 30 September 2014, unless otherwise stated, has been extracted or derived, without material adjustment, from the unaudited condensed consolidated interim financial statements of the Shell Group and of the BG Group (as applicable) for the relevant periods.

6.	Pro forma financial information relating to the Combined Group

In this Prospectus, any reference to pro forma financial information is to information which has been extracted without material adjustment from the unaudited pro forma financial information contained in Part XIII (Unaudited pro forma financial information). The unaudited pro forma information consists of a pro forma income statement for the financial year ended 31 December 2014 and a pro forma net assets statement as at 30 September 2015 relating to the Combined Group. These have been prepared in accordance with Annex II to the PD Regulation and in a manner consistent with the accounting policies and presentation adopted by the Shell Group in relation to the consolidated financial statements for the year ended 31 December 2014 and the unaudited condensed consolidated interim financial statements for the nine months ended 30 September 2015.

The unaudited pro forma financial information has been prepared for illustrative purposes only to illustrate the effect on the Shell Group’s income statement and net asset statement of its acquisition of the BG Group as if it had taken place on 1 January 2014, in the case of the income statement, and on 30 September 2015, in the case of the net assets statement. Due to its nature, the unaudited pro forma income statement and pro forma net assets statement address a hypothetical situation. They do not represent the Shell Group’s actual financial position or results, or what the Combined Group’s actual financial position or results would have been if the Combination had completed on the dates indicated.

7.	Other information relating to the BG Group

This Prospectus contains information regarding the BG Group which has been incorporated by reference or accurately reproduced from the information provided to Shell by BG for inclusion in this Prospectus or the Circular, the BG Q3 2015 Results, the BG Q2 2015 Results, the BG Q1 2015 Results, the BG 2014 Annual Report, the BG 2013 Annual Report and/or the BG 2012 Annual Report. As far as Shell is aware and is able to ascertain from information published by BG or otherwise provided to Shell by BG, no facts have been omitted that would render the reproduced information inaccurate or misleading.

8.	Synergies

The synergy numbers are unaudited and are based on analysis by Shell’s management and on Shell’s internal records. Further information underlying the Quantified Financial Benefits Statement is contained in paragraph 6 of Part VI (Information about the Combination) and paragraph 15 of Part XVII (Additional information).

9.	Sources and bases

Information on sources and bases is provided in paragraph 18 of Part XVII (Additional information).

10.	Defined terms

The meanings of defined terms used in this Prospectus are set out in Part XVIII (Definitions).

PART IV

DIRECTORS, COMPANY SECRETARY, REGISTERED AND HEAD OFFICES AND ADVISERS

Shell Directors	Charles O. Holliday (Chairman)

Hans Wijers (Deputy Chairman and Senior Independent Director)

Ben van Beurden (Chief Executive Officer)

Simon Henry (Chief Financial Officer)

Guy Elliott (Non-Executive Director)

Euleen Goh (Non-Executive Director)

Gerard Kleisterlee (Non-Executive Director)

Sir Nigel Sheinwald GCMG (Non-Executive Director)

Linda G. Stuntz (Non-Executive Director)

Patricia A. Woertz (Non-Executive Director)

Gerrit Zalm (Non-Executive Director)

The business address of each of the Shell Directors is at:

Carel van Bylandtlaan 30

2596, HR, The Hague

The Netherlands

Company Secretary	Michiel Brandjes

Registered office	Shell Centre
London
United Kingdom
SE1 7NA

Head office	Carel van Bylandtlaan 30
2596, HR, The Hague
The Netherlands

Sponsor and financial adviser	Bank of America Merrill Lynch
2 King Edward Street
London
United Kingdom
EC1A 1HQ

Legal adviser as to English law	Slaughter and May
One Bunhill Row
London
United Kingdom
EC1Y 8YY

Legal adviser as to Dutch law	De Brauw Blackstone Westbroek
Claude Debussylaan 80
1082 MD Amsterdam
The Netherlands

Legal adviser as to US law	Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York
United States of America
NY 10019-7475

Reporting accountants	Deloitte LLP	PricewaterhouseCoopers LLP
	2 New Street Square	1 Embankment Place
	London	London
	United Kingdom	United Kingdom
	EC4A 3BZ	WC2N 6RH

Auditor	PricewaterhouseCoopers LLP
1 Embankment Place
London
United Kingdom
WC2N 6RH

Registrar	Equiniti
Aspect House
Spencer Road
Lancing
West Sussex
United Kingdom
BN99 6DA

PART V

EXPECTED TIMETABLE OF PRINCIPAL EVENTS AND INDICATIVE STATISTICS

PART A

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

PRINCIPAL EVENTS	TIME AND/OR DATE(1)

Publication of this Prospectus, the Circular and the Scheme Document	22 December 2015

Publication of Shell update on fourth quarter 2015 and full year unaudited results	20 January 2016

Publication of operational and trading update by BG	20 January 2016

Latest time for receipt by the Shell ADS Depositary of the voting instructions for the Shell General Meeting	5.00 p.m. (New York City time) on 21 January 2016(2)

Latest time for receipt of forms of proxy and CSN Voting Instruction Forms for the Shell General Meeting	10.00 a.m. (Central European Time) on 25 January 2016(3)

Voting record time for the Shell General Meeting	7.00 p.m. (Central European Time) on 25 January 2016

Latest time for lodging forms of proxy for the BG Meetings:

Court Meeting (BLUE form)	11.00 a.m. on 26 January 2016(4)

BG General Meeting (WHITE form)	11.10 a.m. on 26 January 2016(4)

Latest time for receipt by the BG ADR Depositary of voting instructions for the BG Meetings	12 noon (New York time) on 26 January 2016(5)

Voting record time for the BG Meetings	6.00 p.m. on 26 January 2016(6)

Shell General Meeting	10.00 a.m. (Central European Time) on 27 January 2016

Court Meeting	11.00 a.m. on 28 January 2016

BG General Meeting	11.10 a.m. on 28 January 2016(7)

Publication of the Shell Group’s fourth quarter 2015 and full year 2015 results	4 February 2016

Publication of the BG Group’s fourth quarter 2015 and full year 2015 results	5 February 2016

Court Hearing	11 February 2016(8)

Last day for dealings in, and for registration of transfers of, BG ADRs	11 February 2016(8)

Suspension of dealings in BG ADRs	6.00 p.m. (New York City time) on 11 February 2016(8)

Latest time for receipt of the BG Form of Election or the making of a valid TTE CREST instruction with regard to the Consideration	4.30 p.m. on 12 February 2016(8)

Latest time for receipt of forms for BG Shareholders to opt-out of the nominee service sponsored by Shell	4.30 p.m. on 12 February 2016(8)

Last day for dealings in, and for registration of transfers of, and disablement in CREST of, BG Shares	12 February 2016(8)

Suspension of listing of, and dealings in, BG Shares	6.00 p.m. on 12 February 2016(8)

Scheme Record Time	6.00 p.m. on 12 February 2016(8)

Effective Date	15 February 2016(8)

Admission and commencement of dealings in New Shell Shares on the London Stock Exchange	By 8.00 a.m. on 15 February 2016(8)

Issue of New Shell Shares and crediting of New Shell Shares soon after to CREST accounts	At or soon after 8.00 a.m. on 15 February 2016(8)

Delisting of BG Shares	8.00 a.m. on 15 February 2016(8)

New Shell Shares capable of being deposited with the Shell ADS Depositary in exchange for the corresponding class and amount of Shell ADSs, which may be traded on the New York Stock Exchange	16 February 2016(8)

Admission to listing and trading of the New Shell Shares on Euronext Amsterdam	By 9.00 a.m. (Central European Time) on 16 February 2016(8)(9)

Latest date for (a) CREST accounts to be credited in respect of New Shell Shares and assured payment obligations in respect of any cash due and (b) dispatch of cheques and share certificates or nominee entitlement statements in respect of the New Shell Shares (in each case, where applicable)	14 days after the Effective Date(8)

Long Stop Date	31 July 2016(10)

(1)	The dates and times given are indicative only and are based on current expectations and may be subject to change (including as a result of changes to the regulatory timetable). References to times are to UK times unless otherwise stated. If any of the times and/or dates above change, the revised times and/or dates will be announced via a Regulatory Information Service.
(2)	Only those Shell ADS Holders who hold Shell ADSs at 5.00 p.m. (New York City time) on 4 January 2016 will be entitled to instruct the Shell ADS Depositary to exercise the voting rights in respect of the Shell Shares represented by their Shell ADSs at the Shell General Meeting.
(3)	Only those Shell Shareholders registered on the register of members of Shell and those persons participating in a Shell Share Plan which results in them being eligible to vote at the Shell General Meeting as at 7.00 p.m. (Central European Time) on 25 January 2016 (or in the case of a postponement or adjournment of the Shell General Meeting as at 7.00 p.m. (Central European Time) on the day which is two days (excluding non-Business Days) prior to the time set for the postponed or adjourned Shell General Meeting) will be entitled to attend and/or vote at the Shell General Meeting.
(4)	The BLUE form of proxy for the Court Meeting, if not lodged by the time stated above, may be handed to a representative of the Registrar or the Chairman of the Court Meeting before the start of the Court Meeting. However, in order to be valid, the WHITE form of proxy must be received by the Registrar no later than 11.10 a.m. on 26 January 2016 (or, if the BG General Meeting is adjourned, 48 hours (excluding non-working days) before the time fixed for the adjourned BG General Meeting).
(5)	Only those BG ADR Holders who hold BG ADRs at 6.00 p.m. (New York City time) on 31 December 2015 (or in the case of a postponement or adjournment of the BG Meetings, such later time or date as may be announced) will be entitled to instruct the BG ADR Depositary to exercise the voting rights in respect of the BG Shares represented by their BG ADRs at the BG Meetings.
(6)	Only those BG Shareholders registered on the register of members of BG, and those persons who own BG Shares pursuant to a BG Share Plan at 6.00 p.m. on 26 January 2016 (or in the case of a postponement or adjournment of the BG Meetings, at 6.00 p.m. on the day which is two days (excluding non-working days) prior to the date set for the postponed or adjourned BG Meetings) will be entitled to vote at the BG Meetings.
(7)	To commence at the time fixed or, if later, immediately after the conclusion or adjournment of the Court Meeting.
(8)	These times and dates are indicative only and will depend on, among other things, the dates upon which (i) the Conditions are satisfied or (where applicable) waived; (ii) the Court sanctions the Scheme; and (iii) a copy of the Court Order is delivered to the Registrar of Companies in England and Wales.
(9)	New Shell Shares will be officially admitted to listing and trading on Euronext Amsterdam on the day following the Effective Date, but trading of the New Shell Shares on Euronext Amsterdam will be possible on the Effective Date.
(10)	This is the latest date on which the Scheme may become effective unless Shell and BG agree and (if required) the Court and the Panel allow a later date.

PART B

INDICATIVE STATISTICS

Indicative statistics2

Number of Existing Shell Shares in issue as at the Latest Practicable Date (with no Existing Shell Shares held in treasury)	6,431,332,183

Number of New Shell Shares to be issued in connection with the Combination	up to 1,526,494,336

Number of Shell Shares in issue immediately following LSE Admission (with no Shell Shares held in treasury)	7,957,826,519

New Shell Shares as a percentage of the Shell Shares in issue immediately following LSE Admission (with no Shell Shares held in treasury)	approximately 19%

Share identification numbers

ISIN AND SEDOL FOR THE NEW SHELL SHARES

	Shell A Shares	Shell B Shares
LSE
ISIN	GB00B03MLX29	GB00B03MM408

SEDOL	B03MLX2	B03MM40

Euronext Amsterdam
ISIN	GB00B03MLX29	GB00B03MM408

SEDOL	B09CBL4	B09CBN6

	Shell A ADSs	Shell B ADSs
NYSE
ISIN	US7802592060	US7802591070

SEDOL	B03MM62	B03MM73

[2]	Please see paragraph 18 of Part XVII (Additional information) for details of how these statistics are calculated.

PART VI

INFORMATION ABOUT THE COMBINATION

1.	INTRODUCTION

On 8 April 2015, the Shell Board and the BG Board jointly announced that they had reached agreement on the terms of a recommended cash and share offer to be made by Shell for the entire issued and to be issued share capital of BG.

Under the terms of the Combination, BG Shareholders (other than Restricted Shareholders) will be entitled to receive 383 pence in cash and 0.4454 Shell B Shares for each BG Share (subject to any valid election that a relevant BG Shareholder makes to receive Shell A Shares under the Shell A Share Alternative and/or vary the amount of cash and shares they receive under the Mix and Match Facility).

It is intended that the Combination will be implemented by means of a court-sanctioned scheme of arrangement of BG under Part 26 of the CA 2006. The Scheme is subject to a number of Conditions summarised in paragraph 16.2 of this Part. The full terms and conditions of the Scheme are set out in the Scheme Document.

Subject to the satisfaction or, where applicable, waiver of the Conditions (other than those Conditions which relate to Admission), it is expected that the Scheme will become effective on 15 February 2016, with the New Shell Shares: (i) admitted to listing on the premium segment of the Official List and to trading on the main market for listed securities of the LSE by 8.00 a.m. on 15 February 2016; and (ii) admitted to listing and trading on Euronext Amsterdam by 9.00 a.m. (Central European Time) on 16 February 2016.

2.	SHELL SHAREHOLDER APPROVAL OF THE COMBINATION

Owing to its size, the Combination constitutes a “class 1 transaction” for the purposes of the Listing Rules and, therefore, requires the approval of Shell Shareholders. Accordingly, the Shell General Meeting has been convened for 10.00 a.m. (Central European Time) on 27 January 2016 at Circustheater, Circusstraat 4, 2586 CW The Hague, the Netherlands. Shell Shareholders will be asked to vote in favour of the Shell Resolution to approve the Combination and the issue and allotment of the New Shell Shares.

The Shell Board considers the Combination and the Shell Resolution to be in the best interests of Shell and the Shell Shareholders as a whole and unanimously recommends that Shell Shareholders vote in favour of the Shell Resolution, as the Shell Directors intend to do in relation to their own individual beneficial holdings. The Combination has also been unanimously recommended by the BG Board, with the BG Directors having irrevocably undertaken to vote in favour of the Scheme in respect of their own beneficial holdings, and their recommendation and the background and reasons for it are set out in full in the Scheme Document.

3.	SUMMARY OF THE TERMS OF THE COMBINATION

Under the terms of the Combination, BG Shareholders (other than Restricted Shareholders) who are holders of the Scheme Shares at the Scheme Record Time will be entitled to receive:

for each BG Share:	383 pence in cash; and 0.4454 Shell B Shares.[3]

Based on the Closing Price of 1,469 pence per Shell B Share on the Latest Practicable Date, the terms of the Combination represent:

•	a value of approximately 1,037 pence per BG Share; and

•	a value of approximately £35.6 billion for BG‘s entire issued and to be issued share capital.

[3]	As described in paragraph 14 of this Part, the issue of Shell B Shares is subject to the continuing applicability of the Dutch Revenue Service’s confirmation of the Dutch tax treatment of the Shell B Shares (further details of such tax treatment are provided in paragraph 1 of Part XV (Taxation)), such confirmation being conditional on the Combination being implemented pursuant to a scheme of arrangement. If Shell were to implement the Combination by way of a takeover offer in the specific circumstances set out in paragraph 16.1 of this Part, the share component of the Consideration would comprise Shell A Shares only and BG Shareholders would be entitled to receive 0.4454 Shell A Shares and 383 pence in cash per BG Share.

Based on the Closing Price of 2,208.5 pence per Shell B Share on 7 April 2015 (being the last Business Day before the date of the Announcement), the terms of the Combination represent:

•	a value of approximately 1,367 pence per BG Share; and

•	a premium of approximately 50% to the Closing Price of 910.4 pence per BG Share on 7 April 2015.

The Combination will result in former BG Shareholders owning approximately 19% of the Combined Group.4

BG Shareholders (other than Election Restricted Shareholders) will be entitled to elect to receive the share component of the Consideration in the form of Shell A Shares, as opposed to Shell B Shares, at the same exchange ratio.

Shell will also provide a Mix and Match Facility, which will allow BG Shareholders (other than Election Restricted Shareholders) to elect, subject to offsetting elections, to vary the proportions in which they receive New Shell Shares and cash. The Mix and Match Facility will not change the total number of New Shell Shares to be issued or the maximum amount of cash that will be paid under the terms of the Combination.

Under the terms of the Scheme, BG Shareholders with a registered address in certain jurisdictions who hold their BG Shares in certificated form immediately prior to the Scheme Record Time shall, by default, receive any entitlement to New Shell Shares in electronic form through the nominee service sponsored by Shell. BG Shareholders can choose to opt-out of the service by completing the appropriate form.

Shell intends to finance the cash consideration payable to BG Shareholders pursuant to the Combination from its own cash resources and, potentially, third party debt.

The structure of the Scheme and the Conditions relating to the Combination are summarised at paragraph 16 of this Part.

Further details of the Consideration are provided at paragraphs 14 and 15 of this Part.

4.	BACKGROUND TO AND REASONS FOR THE COMBINATION

The Shell Board believes that the Combination represents a compelling opportunity for shareholders of both Shell and BG to benefit from the significant value arising from the combination of two highly complementary portfolios. The Combination should lead to:

•	enhanced free cash flow – the addition of BG’s portfolio growth, especially from Brazil and Australia, combined with pre-tax synergies of $3.5 billion should enhance Shell’s free cash flow. This enhances Shell’s dividend potential in any reasonably expected oil price environment. In particular, it underpins Shell’s intention to pay a dividend of $1.88 per Shell Share in 2015 and at least that amount in 2016 and plans for share buybacks in the period 2017 to 2020;

•	acceleration of LNG and deep water strategy – Shell is a leading IOC player in worldwide LNG and deep water. The Combination complements Shell’s strategy to grow in these themes. Shell expects the Combination to accelerate and de-risk its strategy; and

•	a springboard to reshape the Shell Group – planned asset sales of $30 billion between 2016 to 2018 and refocused spending would result in a simpler, more focused group, concentrated around three pillars: upstream and downstream cash engines, deep water and LNG.

Enhanced cash flow, buyback potential and dividends potential

An enhanced set of upstream positions will be a springboard to change and re-shape the Shell Group, driving asset sales and refocused spending, resulting in a simpler, more focused group.

This in turn means the Shell Group can capitalise on its core strengths at greater scale, enabling more predictability in the group and smarter sequencing of the project opportunity funnels of the Combined Group.

The result will be a new shape for the Shell Group which Shell expects will be a higher return, higher cash generative group with better shareholder returns in any reasonably expected oil price environment.

[4]	Please see paragraph 18 of Part XVII (Additional information) for details of how the dilution statistics are calculated.

The Combined Group will be concentrated around three pillars – the Shell Group’s upstream and downstream cash engines, deep water and LNG.

•	In Deepwater, the Shell Group will create, through the integration of the BG Group, a world-class, highly competitive and profitable business within the Shell Group’s new Upstream organisation.

•	The Shell Group’s Integrated Gas business, which has grown into a business that generated over the last three years on average $11 billion of cash flow per year from around $2 billion in 2009, will be established as a standalone organisation, reflecting both its enlarged scale and investment potential.

Shell aims to balance cash inflows and cash outflows over the business cycle, and to finance competitive investment programmes and shareholder distributions irrespective of short-term oil price fluctuations. Shell is becoming more focused on its core strengths and more resilient and competitive at all points in the oil price cycle while having a more predictable project development pipeline.

Following completion of the Combination, Shell’s priorities for cash will be: (i) reducing debt; (ii) dividends; and (iii) share buybacks and capital investment and Shell plans to pay down debt from 2016 in order to maintain a strong balance sheet and credit rating to underpin its business model.

Subject to progress with debt reduction and recovery in oil prices, Shell expects to withdraw the Scrip Dividend Programme in 2017 and undertake a share buyback programme of at least $25 billion in the period 2017 to 2020. Shell expects this buyback programme to offset the shares issued under the Scrip Dividend Programme and to significantly reduce the equity issued in connection with the Combination. From 2017, Shell expects that buybacks of both Shell A Shares and Shell B Shares will be possible without significant dividend withholding tax implications for Shell. Shell intends to buy back the cheaper of the Shell A Shares and the Shell B Shares from a Shell perspective.

In the near term, BG Shareholders will benefit from the dividends enjoyed by Shell Shareholders. Shell confirms its intention to pay dividends of $1.88 per Shell Share in 2015 and at least that amount in 2016. BG Shareholders will be entitled to receive each Shell dividend for which the record date falls after completion of the Combination.

In the medium term, all shareholders will benefit from the potential for enhanced cash flow and a continued drive to grow returns and enhance capital efficiency from the combined portfolio.

A leading IOC LNG player

The Shell Group already has a competitive position in integrated gas, with a broad-based and growing portfolio. Return on average capital employed, excluding identified items, from the business was 18% in 2014. Underlying earnings of $10.4 billion in 2014 represented an increase of 470% since 2009. Integrated gas is one of Shell’s key growth priorities.

The Combination will further develop the Shell Group’s competitive position as a major producer and supplier of LNG, including in the core growth regions of Asia and the Atlantic basin. The Shell Group and the BG Group will realise immediate benefits from their complementary LNG production operations.

The BG Group’s competitive supply position and focus on marketing and shipping will also be further enhanced by the Shell Group’s capabilities, volumes and relationships in these core areas for the future development of the global gas market.

The Combined Group’s equity LNG capacity is expected to be 44 mtpa in 2018, compared to the Shell Group’s 26 mtpa in 2014.

Deepening of competitive position in deep water Brazil

The Shell Group is well established as an innovation leader in deep water with approximately 10% of its total production already coming from deep water fields. The Shell Group’s technology and capabilities in this area are recognised as among the best in the industry and return on average capital employed for deep water, excluding identified items, is attractive at 12% in 2014.

In 2013, the Shell Group entered the Libra pre-salt discovery in Brazil. This experience with Libra, coupled with its 100 years of history in Brazil, provides the Shell Group with a high level of confidence in the profitability and growth potential that can be unlocked by combining the Shell Group’s capabilities, portfolio and relationships with the BG Group’s competitive deep water position there.

The Combination will enhance the Shell Group’s position as a major reserves holder and investor in Brazil, with the potential to increase the Shell Group’s production from 48,000 boepd in 2014 to an estimated 550,000 boepd for the Combined Group at the end of the decade.

The BG Group’s deep water Brazil acreage offers near-term growth and options in the Santos Basin, complementing the Shell Group’s existing production, and longer-term growth potential from the Libra project.

The Combined Group will be the principal partner alongside Petrobras, working to ensure best practice and learnings are applied for the Combined Group’s deep water development in Brazil in the coming decades.

Springboard for further portfolio change in the Shell Group

Shell continues to implement a strategy to improve financial performance, enhance capital efficiency and ensure strong project delivery.

The Combination accelerates this strategy, providing an enhanced set of upstream positions which will be a springboard to change and re-shape the Shell Group, resulting in a simpler, more focused group, concentrated around three pillars – upstream and downstream cash engines, deep water and LNG.

The Combination will add some 25% to the Shell Group’s proved oil and gas reserves as at 31 December 20145, increasing them to approximately 17 billion boe, and 20% to oil and gas production for the financial year ended 31 December 2014, increasing it to 3.7 million boepd, with strong growth potential.

The enhanced suite of growth projects and options for development will create a more competitive cost structure which would be better suited to a potentially sustained period of oil price volatility and allowing a higher rate of portfolio restructuring and asset sales.

Capital investment and exploration spending for the Combined Group will be restructured and Shell expects a reduction of the capital investment programme to around $33 billion in 2016, $2 billion lower than previous guidance of $35 billion, assuming current macro-conditions, compared to the aggregate capital investment of the Shell Group and the BG Group on a combined group basis of $47 billion in 2014, with options to further reduce this spending level should conditions warrant. As part of this restructuring, combined conventional exploration spending will be reduced.

The Combined Group is expected to make substantial disposals following completion of the Combination. Subject to achieving what the Shell Board considers to be reasonable value for such operations, Shell expects these disposals to reach $30 billion during 2016 to 2018.

5.	FINANCIAL EFFECTS OF THE COMBINATION

Following the OPEC meeting in November 2014, oil markets have entered a downturn which could last for several years. Natural oil field decline accounts for several million barrels per day of production that needs to be replaced annually to match demand, which is also growing. Shell’s view is that the fundamentals of supply and demand, and in particular the requirement for significant and sustained global investment to deliver in excess of 5 million barrels per day of new oil supplies per year, means that oil prices today are unsustainably low.

The timing and magnitude of any oil price recovery are uncertain. In addition, the volatility of oil prices appears to have increased, meaning that Shell will need to manage its finances through significant swings in oil prices.

Shell believes that the Combination has the potential for significant value creation for both sets of shareholders.

High-grading of the Combined Group’s longer-term portfolio, increased asset sales and refocused capital investment should enhance Shell’s free cash flow and improve the ability to cover capital expenditure, interest and dividends in any reasonably expected oil price environment.

[5]	Based on the Shell Group’s proved oil and gas reserves calculated on an SEC basis as at 31 December 2014 of 13,081 mboe and the BG Group’s proved oil and gas reserves of 3,612 mboe calculated on a PRMS basis as at the same date. Please see paragraph 18 of Part XVII (Additional information) for further information.

The significant equity component of the Combination means that the effective offer price changes with movements in the share price of Shell, which is in turn influenced by factors such as equity markets and oil price movements.

•	The NAV oil price breakeven for the Combination is estimated to be in the low $60s Brent oil prices, taking account of the transaction structure, current equity market conditions, reduced operating cost forecasts and capital expenditure over time, together with other factors, including synergies.

•	Shell expects the Combination to be accretive to cash flow from operations per share in 2016 assuming Brent oil prices of $50 or higher.

•	Shell’s assessment is that there should be accretion to free cash flow per share in 2016 as a result of the Combination assuming Brent oil prices of $50 or higher[6]. This underlines the benefits of the Combination for shareholders, particularly in the current oil market downturn, as it structurally reduces the oil price breakeven of the Shell Group. This also underlines Shell’s stated intention to pay a dividend of at least $1.88 per Shell Share in 2016.

•	Shell expects the Combination to be accretive to earnings per share in 2017, on a CCS basis and excluding identified items, assuming a Brent oil price of $65 or higher[7].

•	Shell expects the impact of the Combination to be neutral to the Shell Group’s return on average capital employed in 2018 at a $60 Brent oil price, and accretive thereafter at similar oil prices[8].

These estimates9 reflect the significant potential for creation of value for shareholders in the Combination.

Information regarding the presentation of the Combination in the Shell Group’s accounts under IFRS 3 and 13 is provided in paragraph 12 of this Part.

6.	SYNERGY POTENTIAL OF THE COMBINATION

As described in the Announcement, Shell believes the Shell Group has a strong and complementary portfolio and country fit with the BG Group, providing the opportunity for synergies to be realised in a number of areas.

Shell has been able, as a result of its analysis and its integration planning work, to identify pre-tax synergies that are expected to be $3.5 billion in 2018. This expected level of identified pre-tax synergies comprises $2 billion of operating cost savings and a $1.5 billion reduction in exploration expenditure in 2018.

The potential sources of quantified cost savings arising as a direct result of the Combination include savings from:

•	corporate, administrative, organisational and IT operational efficiencies;

•	efficiencies in marketing and shipping costs;

•	efficiencies in procurement spend; and

•	reduced exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.

[6]	Free cash flow per share is calculated as the net of cash flow from operations less cash flow from investing activities, divided by share count. The statement regarding 2016 reflects accretion without taking into account any asset sales resulting from the Combination.
[7]	If the Combination completes, an annual non-cash post-tax charge to the Shell Group’s income statement is expected through a step up in annual depreciation charges of approximately $1 billion, which has been included in this statement.
[8]	For the purpose of this statement, Shell defines return on average capital employed as income for the relevant period on a CCS basis excluding identified items, as a percentage of the average capital employed for the period. Forward-looking assessments of the impact of the Combination on the Shell Group’s return on average capital employed have been compiled by Shell management.
[9]	The statements that the Combination is expected to be accretive to free cash flow per share, cash flow from operations per share, earnings per share, or the statement as to the effect on return on average capital employed, should not be construed as profit forecasts and are, therefore, not subject to the requirements of Rule 28 of the City Code. These statements were calculated as at the Latest Practicable Date.

These savings are incremental to any savings already planned by Shell and BG which are expected to take place regardless of whether the Combination completes or not.

The cost savings referred to in the first two bullets above are expected to be recurring.

Shell estimates that the implementation of the operating cost savings would give rise to one-off costs of approximately $1,230 million incurred in the first two years following completion of the Combination to the end of 2017, of which approximately 70% would be incurred in 2016 and 30% in 2017. No material costs are expected to arise in relation to the implementation of the reduction in exploration expenditure.

The quantified estimated synergies referred to above are set out in more detail in paragraph 15 of Part XVII (Additional information) which is substantially in the form of Part A of the Appendix to the Management Day Update, which was reported on under the City Code by Deloitte and by Shell’s financial adviser, Bank of America Merrill Lynch. The Shell Directors confirm that there have been no material changes since the Management Day Update to these reported synergies, which remain subject to the bases of belief, principal assumptions and sources of information set out in paragraph 15 of Part XVII (Additional information). Deloitte and Bank of America Merrill Lynch have also confirmed to Shell that the reports that they produced in connection with these synergies, which were included in Parts B and C of the Appendix to the Management Day Update, continue to apply.

In addition, Shell is confident of realising additional synergies that cannot be quantified for reporting under the City Code. These include opportunities in LNG, project coordination and best practice learnings.

Shell expects 2018 exploration spend for the Combined Group to be less than $3 billion, a 40% reduction from 2014 levels on a combined Shell and BG basis.

7.	INTEGRATION PLANNING

Shell and BG have established a joint integration planning team that has commenced integration planning but will need to undertake further work to ascertain the appropriate areas and processes for integration. The joint integration planning team is led by Huibert Vigeveno of the Shell Group, EVP Integration and, formerly, Executive Chairman for the Shell Group in China, and Sinead Lynch of the BG Group, EVP Safety and Sustainability and a member of BG’s Corporate Executive Team, and consists of personnel from across the businesses and functions of both the Shell Group and the BG Group who have the relevant experience to manage effectively the integration process. The objective of this joint team is to deliver the benefits of the Combination as fast as possible after completion of the Combination while minimising disruption to the business of the Combined Group.

Shell aims to have fully validated its synergy estimates and finalised a detailed integration plan as soon as practicable after completion of the Combination, following engagement with appropriate stakeholders. The final integration plan will set out the objectives of the integration programme and its scope (including any proposed changes to organisation structure, the processes subject to review and a communications timeline for stakeholder consultation).

Following completion of the Combination, the integration team will endeavour to ensure that the identified synergies of the Combination are properly monitored, reported and fully realised as planned. The Shell Directors are confident that the integration of the Shell Group and the BG Group can be achieved without undue disruption to the business of the Combined Group.

8.	MANAGEMENT AND EMPLOYEES

Shell attaches great importance to the skills and experience of the existing management and employees of the BG Group. The Combined Group will augment the capabilities of both the Shell Group and the BG Group, will offer significant opportunities for employees in a business of greater size and scope and will incorporate the skills and talents present in both the Shell Group and the BG Group.

The Shell Board recognises that in order to achieve the expected benefits of the Combination, including the operating cost synergies identified in paragraph 6 of this Part, operational and administrative restructuring will be required following completion of the Combination. Shell expects such restructuring will involve job reduction and rationalisation of office locations.

As noted in paragraph 7 of this Part, Shell is in the process of integration planning and will need to undertake further work to ascertain the areas in which such rationalisation would be appropriate. Until its integration planning is complete, any appropriate consultation with relevant employee representatives has taken place and Shell has engaged with the appropriate stakeholders, Shell cannot be certain of its post-completion actions and the impact they will have on the employment and places of business of the Combined Group. Therefore, the detailed steps for the expected operational and administrative restructuring are not yet known, however, according to current integration planning:

•	the BG Group’s business is envisaged to be integrated into the Shell Group’s businesses;

•	the Shell Group’s current intentions contemplate office consolidation where practical in certain locations around the world; and

•	with regards to office footprint rationalisation in the UK, Shell will, following completion of the Combination, undertake a comprehensive review during the course of 2016.

Shell currently expects an overall potential reduction of approximately 2,800 roles globally across the Combined Group or approximately 3% of the total Combined Group workforce. These reductions are in addition to the previously announced reduction in the Shell Group’s headcount and contractor positions by 7,500 globally.

Shell has given assurances to the BG Directors that, upon and following completion of the Combination, it intends to fully safeguard the existing employment rights and pension rights of all of the BG Group’s management and employees.

Shell will engage and consult with affected employees and any appropriate employee representatives in accordance with its legal obligations following completion. Shell aims to retain the best talent across the Combined Group.

Consistent with this aim of retaining the best talent across the Combined Group, the following members of BG’s Corporate Executive Team have been conditionally appointed to, and have accepted, roles within the Combined Group:

•	Sami Iskander (currently BG Group Chief Operating Officer): EVP Joint Ventures;

•	Steve Hill (currently BG Group EVP Global Energy Marketing and Shipping): EVP Gas and Energy Marketing and Trading;

•	Tom Melbye Eide (currently BG Group General Counsel): General Counsel Upstream; and

•	Katie Jackson (currently BG Group EVP Global Strategy and Business Development): VP Commercial/NBD Europe/CIS.

These appointments are conditional upon, and effective from, completion of the Combination.

These individuals will be engaged on Shell Group terms and conditions comparable to those recruited to positions of equivalent seniority within the Shell Group in the ordinary course. Prior to their taking up these roles on completion of the Combination, these executives will continue to work exclusively for the BG Group.

Each of Goldman Sachs International, Robey Warshaw LLP and N M Rothschild & Sons Limited (the “BG Financial Advisers”) has reviewed the terms of the executives’ appointments, and their remuneration arrangements, with the Combined Group, and each of them considers them to be fair and reasonable. In providing its advice, each of the BG Financial Advisers has taken into account the commercial assessments of the BG Directors.

BG Executive Directors

Helge Lund, BG’s Chief Executive, and Simon Lowth, BG’s Chief Financial Officer, (the “BG Executive Directors”) will resign from their BG directorships with immediate effect from the Effective Date. Their employment will terminate on the day following the Effective Date.

Each of the BG Executive Directors has entered into an agreement with BG under which, in accordance with their service contracts, they will each be entitled to receive a lump sum change of control payment. They will also be treated as “good leavers” for the purposes of the BG Share Plans. Their replacement awards over Shell B Shares (as described in paragraph 8.12 of Part XVI (Directors, senior management and corporate governance)) will continue and will vest on the normal vesting date, subject to the achievement of the applicable Shell performance conditions. Consistent with the determinations in relation thereto made by the

BG non-executive directors, a reduction for time prorating in accordance with the rules of the BG LTIP (as described in paragraph 8.12 of Part XVI (Directors, senior management and corporate governance)) is to be applied, reflecting service during the original three year vesting period.

Each of Mr Lund and Mr Lowth will be paid a cash bonus in March 2016 in respect of the 2015 financial year, subject to the BG’s remuneration committee’s assessment of performance during the year. Neither BG Executive Director will be entitled to a bonus in respect of any part of the 2016 financial year providing that the Court Order is made not later than 31 March 2016. If the Court Order is made after 31 March 2016, each of the BG Executive Directors will be paid a prorated bonus in respect of the part of the 2016 financial year during which he works, subject to the BG’s remuneration committee’s assessment of performance.

The BG Executive Directors will no longer be bound by their post-termination restrictive covenants (including their non-competition clause), save for a restriction on soliciting certain employees of the BG Group, which will continue to apply for 12 months following termination of employment (in the case of Mr Lund), and six months following termination of employment (in the case of Mr Lowth)

BG Pension Scheme

Following discussions between Shell Petroleum N.V. and BG Group Pension Trustees Limited, Shell Petroleum N.V. and BG Group Pension Trustees Limited entered into non-binding heads of terms in relation to the BG Pension Scheme. These heads of terms provide that Shell Petroleum N.V., BG and BG Group Pension Trustees Limited will, prior to the Effective Date but subject to and conditional upon the Scheme becoming effective, enter into binding amendments to the trust deed and rules of the BG Pension Scheme in order to vary the circumstances in which BG Group Pension Trustees Limited’s powers to windup the BG Pension Scheme will become effective. The heads of terms further provided that: (i) Shell Petroleum N.V. will guarantee all payment obligations of the employers from time to time participating under the BG Pension Scheme, subject to a cap of: (a) £1 billion until 2028; and (b) thereafter, no more than £500 million until 2033 (after which the guarantee shall expire); and (ii) there will be no change to the existing funding commitments or the pre-agreed discount rate and reserve for expenses in determining technical provisions.

9.	INFORMATION ABOUT THE SHELL GROUP

The Shell Group is one of the world’s largest independent oil and gas groups in terms of market capitalisation, operating cash flow and production, operating in more than 70 countries.

The Shell Group explores for oil and gas (both from conventional fields and from sources such as tight rock, shale and coal formations), develops new oil and gas supplies from major fields and invests in expanding its integrated gas business.

The Shell Group has a portfolio of refineries and chemical plants enabling it to capture value from the oil and gas that it produces and has a strong retail and lubricants position not only in major industrialised countries but also in developing countries. The Shell Group is also a leading biofuel producer and fuel retailer in Brazil, through its Raízen joint venture. A strong patent portfolio underlies the technology that the Shell Group employs in its businesses.

The Existing Shell Shares are listed on the London Stock Exchange and Euronext Amsterdam. The Existing Shell ADSs are listed on the New York Stock Exchange.

As at the Latest Practicable Date, the market capitalisation of Shell was approximately $140.5 billion and, for the year ended 31 December 2014, the Shell Group had net cash flow from operations of $45 billion and production of 3,080 kboepd.

10.	INFORMATION ABOUT THE BG GROUP

The BG Group is an international oil and gas company, with a broad portfolio of business interests focused on exploration and production and LNG. Active in more than 20 countries on five continents, the BG Group combines a deep understanding of gas markets with a proven track record in finding and commercialising reserves.

The BG Group’s strategy is to create value by leveraging its capabilities in exploration and from its highly competitive LNG business. The BG Group has two business segments: Upstream and LNG Shipping & Marketing. The BG Group’s Upstream production is currently sourced from base assets in 10 countries and key growth projects in Brazil and Australia. Wide geological technical expertise combined with commercial agility enables the BG Group to access exploration opportunities, targeting low-cost early entry positions.

The BG Group also explores at existing hubs, aiming to leverage basin knowledge and existing infrastructure. In LNG, the BG Group’s skills and capabilities span the whole LNG value chain.

As at the Latest Practicable Date, the market capitalisation of BG was approximately $46.3 billion. For the year ended 31 December 2014, on a business performance basis10, the BG Group generated revenue and other operating income of $19,546 million and profit before tax of $6,268 million. For the same period, the BG Group also generated pre-tax operating cash flow of $10,015 million and production of 606 kboepd. As at 31 December 2014, the BG Group had gross assets of $61,846 million.

11.	CURRENT TRADING AND PROSPECTS

Shell

Upstream

Nine months Upstream earnings excluding identified items were $1,287 million compared with $14,775 million for the first nine months of 2014. Identified items were a net charge of $6,617 million, compared with a net charge of $1,579 million for the first nine months of 2014.

Compared with the first nine months of 2014, earnings excluding identified items reflected significantly lower oil and gas prices, partly offset by lower costs. The weakening of the Australian Dollar and Brazilian Real reduced earnings by some $684 million and $446 million respectively compared with the same period in 2014. The impact of these items on the first nine months of 2015 was some $1,279 million after tax, compared with an impact of some $149 million after tax in the same period in 2014.

Global liquids realisations were 49% lower than for the first nine months of 2014. Global natural gas realisations were 25% lower than for the first nine months of 2014, with a 48% decrease in the Americas and a 22% decrease outside the Americas.

In the first nine months of 2015, production was 2,925 kboepd compared with 3,035 kboepd for the same period in 2014. Liquids production increased by 2% and natural gas production decreased by 9% compared with the first nine months of 2014. Excluding the impact of divestments, curtailment and underground storage reinjection at Nederlandse Aardolie Maatschappij BV (“NAM”) in the Netherlands, Abu Dhabi licence and Malaysia LNG Dua PSC expiries, PSC price effects, and security impacts in Nigeria, production volumes for the first nine months of 2015 were 2% higher than the same period in 2014.

In the first nine months of 2015, equity LNG sales volumes of 16.94 million tonnes decreased by 5% compared with the first nine months of 2014, mainly reflecting the expiration of the Malaysia LNG Dua JVA and the impact of the Woodside divestment.

Downstream

Nine months Downstream earnings excluding identified items were $8,224 million compared with $4,715 million in the first nine months of 2014. Identified items were a net charge of $483 million, compared with a net charge of $2,848 million for the first nine months of 2014.

Downstream earnings excluding identified items, compared with the third quarter of 2014, benefited from higher contributions from manufacturing reflecting higher realised refining margins and improved operating performance. Earnings also benefited from lower costs, including favourable exchange rate effects overall and divestments, and lower taxation. This was partly offset by the negative impact of exchange rate effects in marketing, despite stronger underlying performance. Contributions from Chemicals increased as a result of improved intermediates market conditions which more than offset the impact of unit shutdowns at the Moerdijk chemical site in the Netherlands.

In the first nine months of 2015, refinery intake volumes were 3% lower than the same period in 2014. Refinery availability was 93%, compared with 92% for the same period in 2014.

Oil products sales volumes increased by 2% compared with the same period in 2014, mainly as a result of higher trading volumes.

[10]	Business performance excludes discontinued operations and disposals, certain remeasurements and impairments and certain other exceptional items as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the BG Group’s ongoing business. After disposals, remeasurements and impairments, the BG Group generated total revenue and other operating income of $19,949 million and a total loss before tax of $2,330 million, each for the year ended 31 December 2014.

Chemicals sales volumes decreased by 1% compared with the first nine months of 2014. Chemicals manufacturing plant availability decreased to 86% from 92% for the same period in 2014.

Corporate

The results for the first nine months of 2015 relating to Corporate and non-controlling interests excluding identified items were a charge of $660 million, compared with a charge of $190 million for the first nine months of 2014. Identified items for the first nine months of 2015 were a net gain of $251 million, whereas earnings for the same period in 2014 included a net gain of $5 million.

Compared with the third quarter of 2014, Corporate results excluding identified items were impacted by adverse currency exchange rate effects, partly offset by lower taxation.

Compared with the first nine months of 2014, earnings benefited from the impact of the weakening Brazilian Real on deferred tax positions in Upstream by some $244 million. The impact of this on the first nine months of 2015 earnings excluding identified items was a gain of some $256 million after tax, compared with $12 million gain in the same period in 2014.

Operational outlook for the fourth quarter of 2015

Compared with the fourth quarter of 2014, Upstream earnings are expected to be impacted by some 50 kboepd as a result of divestments, some 30 kboepd related to a Malaysia PSC expiry and some 40 kboepd associated with the impact of curtailment and underground storage reinjection at NAM. The impact of maintenance is expected to be lower by some 25 kboepd.

Refinery availability is expected to decline in the fourth quarter of 2015 as a result of higher turnaround activity and increased maintenance compared with the same period in 2014. Chemicals manufacturing plant availability is expected to increase in the fourth quarter of 2015 as the Moerdijk chemical site in the Netherlands continues to recover.

Strategic outlook: Pulling multiple levers to manage shareholder returns in the downturn

The end-2015 fall in oil prices underscores that today’s oil price downturn could last for several years. Shell’s plan reflects market realities, making sure Shell is resilient.

•	Gearing at the end of the third quarter of 2015 stood at 12.7% relative to 12.2% at the end of 2014, despite lower oil prices, reflecting good operational performance during the downturn, expenditure reductions and the introduction of the Scrip Dividend Programme.

•	Shell’s operating costs are expected to fall by $4 billion in 2015, a reduction of around 10% from 2014 levels of $45 billion. Shell’s costs should be reduced by a further $3 billion in 2016, marking a reduction of $7 billion in 2015 and 2016 combined, or 15% from a 2014 baseline. This reflects Shell’s industry-leading actions to reduce costs on a sustainable basis. These figures exclude cost synergies potential from the Combination.

•	In 2015, Shell announced a reduction in Shell staff and direct contractor positions by 7,500 globally and a further reduction of 2,800 staff is expected as a result of the Combination.

•	In 2015, firm actions by Shell to reduce capital investment and restructure longer-term themes have included cancellation of the Carmon Creek heavy oil development in Canada and exit from Alaska exploration. Shell took just four significant FIDs in 2015, of which three were downstream projects and one in the upstream.

•	2015 capital investment is expected to be around $29 billion, a reduction of $8 billion, or over 20% from 2014 levels, and lower than our previous guidance of $30 billion.

•	2016 capital investment for the Combination is expected to be around $33 billion in current market conditions, $2 billion lower than previous guidance of $35 billion. This marks a reduction of around 30% from the combined capital investment of the Shell Group and the BG Group in 2014, which on a combined group basis was $47 billion.

•	The final outcome for 2016 capital investment will depend on Shell’s assessment of BG’s capital commitments following completion of the Combination and decisions on FID pace during the year. Capital allocation is a dynamic decision-making process.

•	At the same time, Shell is continuing to invest to complete its post-FID projects. These should add material cash flow and free cash flow in the medium term, with more than 700,000 barrels of oil equivalent per day and 9.7 mpta of LNG under construction for 2016 to 2019 start-up. BG’s portfolio should bring further growth potential, at a competitive cost.

•	Asset sales should total around $20 billion for 2014 and 2015 combined, despite weak market conditions in 2015. Planning is well advanced for a $30 billion asset sales programme in 2016 to 2018, assuming the successful completion of the Combination.

Shell expects to publish its 2015 fourth quarter results and full year results on 4 February 2016 via a Regulatory Information Service with such announcement being made available on Shell’s website at www.shell.com.

BG

BG published its nine-month results on 30 October 2015 and the information set out in this section reflects those results. The BG Group delivered a strong operational performance in the period from 1 January 2015 to 30 September 2015; however, notably lower commodity prices impacted the financial results and could impact the BG Group’s prospects.

Operational

E&P production volumes in the first nine months of 2015 increased 15% to 686 kboepd. Growth was driven by the ramp-up in Australia, Brazil and Norway. Volumes in both Australia and Brazil more than doubled, to 78 kboepd and 141 kboepd, respectively. In Norway, Knarr came onstream in March and continued to ramp up. This growth was partially offset by the expected decline in Egypt, down 13 kboepd to 46 kboepd, and the impact of shutdowns in the UK, down to 93 kboepd.

BG expects its 2015 E&P production volumes to be greater than in 2014 reflecting the ramp-up of its new projects in Australia, Brazil and Norway.

The LNG Shipping & Marketing segment delivered 194 cargoes (12.2 million tonnes) in the first nine months of 2015, 60 more cargoes than in the same period in 2014 (4.0 million additional tonnes). Increased supply was driven by 45 cargoes from QCLNG, which started up in December 2014, and 18 additional spot cargoes. Of the 194 cargoes (2014: 134), 139 were supplied to Asian markets (2014: 91). The BG Group delivered its first ever cargoes to Egypt and Pakistan this year.

2015 LNG supply volumes are still expected to be slightly lower than 2014, excluding the purchase of spot cargoes and the impact of new volumes from QCLNG.

Financial

Results on a business performance basis11

In the first nine months of 2015, revenue and other operating income decreased 20% to $12,119 million, reflecting a significant fall in realised sales prices impacting both the Upstream and LNG Shipping & Marketing segments. The BG Group’s average realised oil price decreased 48% to $55.99 per barrel, the liquids price decreased 46% to $46.41 per barrel and the gas price per produced therm decreased 26% to 37.62 cents, reflecting lower market prices. The impact of lower prices was partly offset by weather-related gains in North America in the LNG Shipping & Marketing segment and the higher volumes in both segments.

EBITDA decreased 43% to $4,207 million. In the Upstream segment, EBITDA fell 41% to $3,095 million primarily reflecting the lower revenues, partly offset by the increased liquefaction contribution from QCLNG. In the LNG Shipping & Marketing segment, EBITDA fell 44% to $1,184 million as margins reduced through a combination of lower sales prices and a greater proportion of relatively lower margin spot cargoes.

EBIT decreased by $3,256 million to $1,956 million, reflecting the reduction in EBITDA and higher DD&A charges, which resulted from higher E&P production volumes and the start-up of QCLNG.

Earnings of the BG Group of $1,274 million and EPS of 37.3 cents both decreased 59%, with the reduction in EBIT only partially offset by a reduction in the BG Group’s effective tax rate to 32%.

Total results

Total earnings for the nine months of 2015 were $2,357 million (69.1 cents per share) and included a post-tax gain of $1,083 million in respect of disposals, remeasurements and impairments primarily associated with the $1,650 million gain on sale of the QCLNG pipeline, partially offset by a $708 million net charge reflecting the impact of foreign exchange movements on deferred and current tax balances, especially in Brazil and Australia.

[11]	Business performance excludes discontinued operations and disposals, certain remeasurements and impairments and certain other exceptional items as exclusion of these items provide a clear and consistent presentation of the BG Group’s ongoing business.

Outlook

In its nine months results published on 30 October 2015, BG increased its outlook for 2015 E&P production volumes to 680-700 kboepd, excluding any changes to the portfolio, reflecting the strong operational performance to date and the reduced duration of the planned shutdowns in the second half of the year.

In the current low commodity price environment, the BG Group is focusing on operating and capital cost savings. The BG Group’s 2015 cost and efficiency programme is progressing well, with the emphasis on lifting, organisation and infrastructure cost savings, and remains on track to deliver at least the $300 million target savings for 2015. With cash capital expenditure of $4.7 billion in the first nine months of 2015, capital expenditure in 2015 will be significantly lower than 2014, as projects complete and the BG Group reacts to a lower oil price environment. Capital expenditure in 2015 on a cash basis is now expected to be around 30% lower than 2014 at around $6.5 billion.

In addition, the current low commodity price environment may continue to impact the BG Group’s business, results of operations, financial condition and prospects, which, as BG conducts its ordinary course periodic review and reporting procedures, might result in the debooking of oil or gas reserves or resources, if uneconomic, and/or asset impairments.

The BG Group actively manages its portfolio and a number of transactions and opportunities, including further disposal and other business development opportunities, continue to be considered.

BG expects to publish its 2015 fourth quarter and full year results on 5 February 2016 via a Regulatory Information Service with such announcement being made available on BG’s website at www.bg-group.com.

12.	ACCOUNTING CONSIDERATIONS

If the Combination completes, an annual non-cash post-tax charge to the Shell Group’s income statement is expected through a step up in annual depreciation charges of approximately $1 billion12 compared with the amount currently reported by the BG Group. The final figure will be assessed in accordance with IFRS 3 and 13 once the Combination has completed and will be influenced by market factors at the time of completion. This estimate excludes the potential impact of amending the reserve basis used for the unit of production depreciation methodology from the PRMS (as currently used by the BG Group for reporting) to the SEC Rules (as currently used by the Shell Group for reporting).

13.	DIVIDENDS AND DIVIDEND POLICY

13.1	Entitlement to BG dividend

The Shell Board and the BG Board agreed that BG Shareholders would continue to be entitled to receive their final dividend for 2014 of $0.1437 per BG Share which had already been announced by BG at the time of the Announcement and was paid on 22 May 2015, as well as the interim dividend in respect of the six-month period up to 30 June 2015 of $0.1438 per BG Share which was announced on 31 July 2015 and paid on 11 September 2015.

In addition, should completion of the Combination occur after the record date for Shell’s 2015 fourth quarter interim dividend (being 19 February 2016), BG Shareholders will be entitled to receive a further BG dividend in respect of 2015 of not more than the final dividend for 2014 of $0.1437 per BG Share. If, however, as expected, completion of the Combination occurs prior to the record date for Shell’s 2015 fourth quarter interim dividend, BG Shareholders will receive that Shell dividend and will not receive a further BG dividend for 2015.

If any BG dividend, distribution or return of value is or has been declared, announced, made or paid at any time in excess of those described above, Shell has reserved the right to reduce the value implied under the terms of the Combination at such date by an amount equal to the excess amount (based on the $/£ exchange rate at the time of such declaration, announcement, making or payment). In such circumstances, to the extent possible, the cash component of the Consideration would be reduced by the amount of such excess.

13.2	Entitlement to Shell dividend

BG Shareholders will benefit from access to Shell’s dividend policy in respect of each dividend for which the record date falls after completion of the Combination. Shell confirms its intention to pay dividends of $1.88 per Shell Share in 2015 and at least that amount in 2016.

[12]	This approximation is not considered sufficiently reliable for the purposes of the unaudited pro forma financial information in this Prospectus as the necessary validation of the Shell Group’s valuation and financial models cannot be completed against the BG Group’s proprietary information, which is deemed to be commercially sensitive until the Effective Date.

In respect of 2015, Shell announced three dividends of $0.47 per Shell Share (the first being announced on 30 April 2015 and paid on 22 June 2015, the second being announced on 30 July 2015 and paid on 21 September 2015 and the third being announced on 29 October 2015 and paid on 18 December 2015).

Shell intends that dividends will be announced and paid quarterly. Dividends are payable to persons registered as shareholders on the record date relating to the relevant dividend.

Shell intends to grow the US Dollar dividend in line with its view of the underlying earnings and cash flow of the Shell Group. When setting the dividend, the Shell directors look at a range of factors, including the macro-environment, the current balance sheet and future investment plans.

13.3	Cash dividends

Dividends are announced first in US Dollars and Shell announces the Euro and Pound Sterling equivalent amounts at a later date. Dividends announced on Shell A Shares are paid by default in Euros, although holders of Shell A Shares are able to elect to receive dividends in Pounds Sterling. Dividends announced on Shell B Shares are paid by default in Pounds Sterling, although holders of Shell B Shares are able to elect to receive dividends in Euros. Dividends announced on Shell A ADSs and Shell B ADSs are paid in US Dollars.

Set out in the table below are the amounts of the dividends per Shell Share announced for the financial years ended 31 December 2014, 2013, 2012, 2011 and 2010 and, in respect of 2015, in the period from and including 1 January 2015 to the Latest Practicable Date.

SHELL CASH DIVIDENDS ANNOUNCED (FOR THE YEARS ENDED 31 DECEMBER 2014, 2013, 2012, 2011 AND 2010 AND THE PERIOD FROM 1 JANUARY 2015 TO THE LATEST PRACTICABLE DATE)

	Shell A Shares and Shell B Shares ($)	Shell A Shares (€)[B]	Shell B Shares (pence)[C]	Shell A ADSs and Shell B ADSs ($)
2015
Q3	0.47	0.43	31.07	0.94
Q2	0.47	0.42	30.92	0.94
Q1	0.47	0.42	30.75	0.94
Total[A]	1.41	1.27	92.74	2.82
2014
Q4	0.47	0.43	31.20	0.94
Q3	0.47	0.38	30.16	0.94
Q2	0.47	0.36	29.09	0.94
Q1	0.47	0.35	28.03	0.94
Total[A]	1.88	1.53	118.48	3.76
2013
Q4	0.45	0.32	26.88	0.90
Q3	0.45	0.33	27.51	0.90
Q2	0.45	0.34	28.67	0.90
Q1	0.45	0.34	28.99	0.90
Total[A]	1.80	1.34	112.05	3.60
2012
Q4	0.43	0.33	28.79	0.86
Q3	0.43	0.33	26.86	0.86
Q2	0.43	0.34	27.08	0.86
Q1	0.43	0.35	27.92	0.86
Total[A]	1.72	1.35	110.65	3.44
2011
Q4	0.42	0.32	26.74	0.84
Q3	0.42	0.32	27.11	0.84
Q2	0.42	0.29	25.77	0.84
Q1	0.42	0.29	25.71	0.84
Total[A]	1.68	1.22	105.33	3.36
2010
Q4	0.42	0.30	25.82	0.84
Q3	0.42	0.31	26.72	0.84
Q2	0.42	0.32	26.89	0.84
Q1	0.42	0.32	27.37	0.84
Total[A]	1.68	1.25	106.80	3.36

[A] Total announced in respect of the year (in respect of 2015, the total announced from and including 1 January 2015 to the Latest Practicable Date).

[B] Euro equivalent, rounded to the nearest Euro cent.

[C] Pound Sterling equivalent.

13.4	The Scrip Dividend Programme

Shell provides shareholders with a choice to receive dividends in cash or in shares through the Scrip Dividend Programme. Under the Scrip Dividend Programme, shareholders can increase their shareholding in Shell through the receipt of new Shell A Shares. Participants in the Scrip Dividend Programme receive new fully paid Shell A Shares (or Shell A ADSs, if they are a Shell ADS Holder) if they elect to participate. Due to tax-related constraints (as described in paragraph 14 of this Part), no new Shell B Shares (or Shell B ADSs) are issued under the Scrip Dividend Programme; only new Shell A Shares are issued under the Scrip Dividend Programme (including to holders of Shell B Shares and Shell B ADSs).

All new Shell A Shares under the Scrip Dividend Programme are credited as fully paid and rank pari passu in all respects with the existing Shell Shares (including having the same dividend and voting rights).

The operation of the Scrip Dividend Programme requires shareholder approval which will need to be renewed in 2018 if the Shell directors wish it to continue. Whether a scrip dividend is available is subject to the Shell directors deciding to offer a scrip dividend for any particular dividend announced and the Shell Articles of Association and the Scrip Dividend Programme’s terms and conditions, each as amended from time to time. Information regarding Shell’s intentions in respect of dividends is set out in paragraphs 4 and 13.2 of this Part.

14.	AGREEMENT WITH REGARD TO THE ISSUE OF SHELL B SHARES

Any new issue of Shell B Shares requires prior consultation with the Dutch Revenue Service. Shell and the Dutch Revenue Service have entered into the Final Settlement Agreement under which the Dutch Revenue Service has confirmed the Dutch tax treatment of the Shell B Shares to be issued in connection with the implementation of the Combination pursuant to the Scheme (as described in paragraph 1 of Part XV (Taxation)).

Shell reserves the right to implement the Combination by way of an Offer in certain circumstances set out in paragraph 16 of this Part. In such circumstances, the agreement between the Dutch Revenue Service and Shell as described above would cease to be in force and the share component of the Consideration would comprise Shell A Shares only. BG Shareholders would in such circumstances be entitled to receive 383 pence in cash and 0.4454 Shell A Shares per BG Share.

For further details of the Dividend Access Mechanism and its operation, please see paragraph 7 of Part XVII (Additional information).

15.	SHELL A SHARE ALTERNATIVE AND THE MIX AND MATCH FACILITY

15.1	The Shell A Share Alternative

In addition to the Mix and Match Facility described in paragraph 15.2 of this Part, as an alternative to receiving the share component of the Consideration in the form of Shell B Shares, BG Shareholders (other than Election Restricted Shareholders) will be able to elect to receive all or part of the share component in the form of Shell A Shares at the same exchange ratio.

Please see paragraph 7 of Part XVII (Additional information) for further details of the difference between Shell A Shares and Shell B Shares and the operation of the Dividend Access Mechanism.

15.2	Mix and Match Facility

BG Shareholders (other than Election Restricted Shareholders) will be entitled to elect to vary the proportions in which they receive New Shell Shares and cash in respect of their holdings of BG Shares. However, the total number of New Shell Shares that will be issued and the maximum amount of cash that will be paid under the terms of the Combination will not be varied as a result of elections made under the Mix and Match Facility.

Accordingly, elections made by BG Shareholders under the Mix and Match Facility will be satisfied only to the extent that other BG Shareholders make offsetting elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, BG Shareholders who make an election under the Mix and Match Facility will not know the exact number of New Shell Shares or the amount of cash they will receive until settlement of the Consideration due to them, although an announcement will be made of the approximate extent to which elections under the Mix and Match Facility will be satisfied.

The Mix and Match Facility will not affect the entitlement of any BG Shareholder who does not make an election under the Mix and Match Facility. Any such BG Shareholder will receive 383 pence in cash and 0.4454 New Shell Shares for each BG Share it holds.

The Mix and Match Facility is conditional upon the Combination becoming effective.

16.	STRUCTURE OF THE SCHEME

16.1	Scheme of arrangement

It is intended that the Combination will be effected by a court-sanctioned scheme of arrangement of BG under Part 26 of the CA 2006. However, Shell has reserved the right to implement the Combination by way of a takeover offer (as defined in Part 28 of the CA 2006), subject to the Panel’s consent and the terms of the Co-operation Agreement, which permit Shell to implement the Combination by way of an Offer: (i) with the consent of BG; (ii) if a third party announces a firm intention to make an offer for BG which is recommended by the BG Board; or (iii) if the BG Board otherwise withdraws its recommendation of the Scheme.

16.2	Conditions

The Scheme is subject to the Conditions and further terms and conditions set out in the Scheme Document. These Conditions include: (i) the receipt of certain antitrust and foreign investment approvals, other regulatory consents and waivers or non-exercise of any termination rights, pre-emption rights, rights of first refusal or similar rights in a number of jurisdictions; (ii) the BG Meetings being held no later than the 22nd day after the expected date of the BG Meetings set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); (iii) the approval of the Scheme and the special resolution authorising the BG Directors to implement the Scheme and the amendment of the BG articles of association by the requisite majorities of BG Shareholders at the BG Meetings; (iv) the approval of the Shell Resolution by the Shell Shareholders at the Shell General Meeting; (v) the Scheme being sanctioned by the Court no later than the 22nd day after the expected date of the Court Hearing set out in the Scheme Document (or such later date as may be agreed between Shell and BG (and approved by the Court, if such approval is required)); and (vi) the Scheme becoming effective no later than the Long Stop Date.

The Combination was subject to the Pre-Conditions, being the receipt of competition authority clearances in Australia, Brazil, China and the EU, as well as foreign investment approval in Australia. As Shell and BG announced on 14 December 2015, the Pre-Conditions have all been satisfied. Numerous other anti-trust and foreign investment approvals and other regulatory consents that are required to be obtained prior to completion of the Combination have been obtained. As at the Latest Practicable Date, only two such consents remain outstanding, being regulatory consents in Tanzania and Uruguay. It is expected that these consents will be obtained prior to the Shell General Meeting.

16.3	Procedure

As noted above, to become effective, the Scheme requires the approval of Scheme Shareholders by the passing of a resolution at the Court Meeting. This resolution must be approved by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, representing no less than 75% of the Scheme Shares held by such Scheme Shareholders. In addition, a special resolution must be passed at the BG General Meeting to authorise the BG Directors to implement the Scheme and amend the articles of association of BG (which requires the approval of BG Shareholders representing at least 75% of the votes cast at the BG General Meeting (either in person or by proxy)). The BG General Meeting will be held immediately after the Court Meeting.

The BG Meetings are to be held no later than the 22nd day after the expected date of the BG Meetings set out in the Scheme Document (or such later date as may be agreed between Shell and BG). Following the BG Meetings, the Scheme must be sanctioned by the Court no later than the 22nd day after the expected date of the Court Hearing set out in the Scheme Document (or such later date as may be agreed between Shell and BG). The Scheme will only become effective once a copy of the Court Order is delivered to the Registrar of Companies in England and Wales.

Upon the Scheme becoming effective, it will be binding on all BG Shareholders, irrespective of whether or not they attended or voted at the BG Meetings. The BG Shares will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances and rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UKLA.

Fractional entitlements

Fractions of New Shell Shares will not be allotted to BG Shareholders. Instead, the cash value of the fractional entitlement to New Shell Shares of each BG Shareholder will be calculated based on the opening price(s) of a Shell A Share and/or a Shell B Share (as applicable) on the London Stock Exchange on the day of LSE Admission, and such amount will be paid in cash by Shell to the relevant BG Shareholders in satisfaction of their fractional entitlements. If a BG Shareholder has elected to receive part of the share component of the Consideration in the form of Shell A Shares, they may be entitled to a fraction of both a Shell A Share and a Shell B Share. If so, the cash value of each fractional entitlement, calculated as above, will be added together and the total aggregate amount will be paid to the BG Shareholder by Shell. However, individual entitlements to total aggregate amounts of less than £5 will not be paid to BG Shareholders but will be retained for the benefit of Shell.

17.	THE NEW SHELL SHARES

The New Shell Shares will be issued in registered form and will be capable of being held in certificated and uncertificated form.

The New Shell Shares will be issued credited as fully paid and will rank pari passu in all respects with the Shell Shares in issue at the time the New Shell Shares are issued, including in relation to the right to receive notice of, and to attend and vote at, general meetings of Shell, the right to receive and retain any dividends and other distributions declared, made or paid by reference to a record date falling after the Effective Date (in the case of the new Shell B Shares, including in respect of any dividends paid through the dividend access arrangements established as contemplated by the Shell Articles of Association and set out in the Trust Deed) and to participate in the assets of Shell upon a winding-up of Shell. As with the Shell Shares in issue as at the Effective Date, the New Shell Shares will not be subject to any redemption provisions.

18.	DELISTING OF BG SHARES AND RE-REGISTRATION OF BG

Prior to the Combination completing, applications will be made: (i) to the UKLA for the cancellation of the premium listing of the BG Shares on the Official List; and (ii) to the London Stock Exchange for the cancellation of trading of the BG Shares on the London Stock Exchange’s main market for listed securities. It is expected that BG Shares will be suspended at 6.00 p.m. on 12 February 2016, with delisting to take effect at 8.00 a.m. on 15 February 2016.

On the Effective Date, BG will become a wholly-owned subsidiary of Shell and share certificates in respect of BG Shares will cease to be valid and entitlements to BG Shares held within the CREST system will be cancelled. Following the Effective Date, Shell intends to terminate BG’s ADR programme.

As soon as possible after the Effective Date, it is intended that BG will be re-registered as a private limited company.

If the Scheme is sanctioned by the Court, BG Shares held in treasury will be cancelled prior to the Scheme Record Time.

19.	BG ADRS

Each outstanding BG ADR represents one BG Share deposited with the BG ADR Depositary pursuant to the BG Deposit Agreement. Pursuant to the BG Deposit Agreement, the BG ADR Depositary will, upon timely receipt of valid instructions, endeavour, in so far as practicable and permitted under the provisions of or governing the BG Shares, to vote, or cause to be voted, at the Court Meeting and the BG General Meeting the corresponding number of BG Shares in accordance with such instructions.

Neither the Mix and Match Facility nor the Shell A Share Alternative will be made available to BG ADR Holders and BG ADR Holders will have no entitlement to receive New Shell Shares pursuant to the Scheme. BG ADR Holders who wish to vote directly on the Scheme and the Combination, make an election under the Mix and Match Facility or the Shell A Share Alternative or to receive New Shell Shares in the Scheme, must surrender their BG ADRs to the BG ADR Depositary, pay the BG ADR Depositary’s fees and charges in accordance with the BG Deposit Agreement and become holders of BG Shares prior to the voting record time for the Court Meeting or the Scheme Record Time (as applicable) and return a valid BG Form of Election (if applicable) in accordance with the deadlines for such action set out in the Scheme Document.

The BG ADR Depositary will be entitled to receive any cash and new Shell B Shares offered pursuant to the Scheme in respect of the Scheme Shares represented by BG ADRs in its capacity as the registered holder of the relevant Scheme Shares. If the Scheme becomes effective, the BG ADR Depositary will (i) promptly sell the New Shell Shares that it receives pursuant to the Scheme in the market; (ii) exchange the cash it receives from the sale of such New Shell Shares as well as the cash it receives pursuant to the Scheme into US Dollars; and (iii) distribute such cash (less any applicable fees and expenses under the BG Deposit Agreement, including the costs of selling such New Shell Shares in the market) to the relevant BG ADR Holders in accordance with the BG Deposit Agreement. Under the terms of the BG Deposit Agreement, the BG ADR Depositary will only distribute cash to BG ADR Holders holding physical depositary receipt forms on surrender of such forms.

It is intended that the BG ADR programme will be terminated following the Effective Date.

20.	LISTING, DEALINGS AND SETTLEMENT OF THE NEW SHELL SHARES

Applications will be made to: (i) the FCA for the New Shell Shares to be admitted to the premium listing segment of the Official List; (ii) the London Stock Exchange for the New Shell Shares to be admitted to trading on its main market for listed securities; (iii) Euronext Amsterdam for the New Shell Shares to be admitted to listing and trading on Euronext Amsterdam; and (iv) the New York Stock Exchange in order that the New Shell Shares are capable of being deposited with the Shell ADS Depositary in exchange for the corresponding class and amount of Shell ADSs which may be traded on the New York Stock Exchange.

It is expected that the New Shell Shares will be admitted to trading on the London Stock Exchange by 8.00 a.m. on 15 February 2016 and dealings for normal settlement in the New Shell Shares will commence at or shortly after that time. It is expected that the New Shell Shares will be admitted to listing and trading on Euronext Amsterdam by 9.00 a.m. (Central European Time) on 16 February 2016, although the New Shell Shares will be able to be traded on Euronext Amsterdam from 9.00 a.m. (Central European Time) on 15 February 2016.

No application has been made or is currently intended to be made by Shell for the New Shell Shares to be admitted to listing or trading on any other exchange.

21.	IRREVOCABLE UNDERTAKINGS

The BG Directors have irrevocably undertaken to vote in favour of the Scheme in respect of their own beneficial holdings totalling 231,187 BG Shares, representing in aggregate approximately 0.00638% of BG’s issued share capital as at the Latest Practicable Date.

These irrevocable undertakings remain binding if a higher competing offer for BG is made but cease to be binding on and from the earlier of: (i) the Long Stop Date; and (ii) the date on which the Scheme is withdrawn or lapses in accordance with its terms.

22.	DILUTION

The issue of the New Shell Shares will result in Shell’s issued ordinary share capital increasing by 24%. Immediately following LSE Admission, former BG Shareholders will hold 19% of Shell’s issued ordinary share capital.13

[13]	Please see paragraph 18 of Part XVII (Additional information) for details of how the dilution statistics are calculated.

PART VII

INFORMATION ABOUT THE SHELL GROUP

1.	INTRODUCTION

The Shell Group is one of the world’s largest independent oil and gas groups in terms of market capitalisation, operating cash flow and production, operating in more than 70 countries.

Shell is a public limited company incorporated in England and Wales with registered number 4366849 and registered address, Shell Centre, London, United Kingdom SE1 7NA. Shell is headquartered at Carel van Bylandtlaan 30, 2596, HR, The Hague, the Netherlands and registered at the Chamber of Commerce, The Hague, with company number 34179503. The telephone number of its principal place of business is +31 70 377 9111. Shell is considered a resident of the Netherlands for Dutch and UK tax purposes.

The Existing Shell Shares are listed on the London Stock Exchange and Euronext Amsterdam. The Existing Shell ADSs are listed on the New York Stock Exchange.

The Shell Group explores for oil and gas (both from conventional fields and from sources such as tight rock, shale and coal formations), develops new oil and gas supplies from major fields and invests in expanding its integrated gas business.

The Shell Group has a portfolio of refineries and chemical plants enabling it to capture value from the oil and gas that it produces and has a strong retail and lubricants position not only in major industrialised countries but also in developing countries. The Shell Group is also a leading biofuel producer and fuel retailer in Brazil, through its Raízen joint venture. A strong patent portfolio underlies the technology that the Shell Group employs in its businesses.

As at the Latest Practicable Date, the market capitalisation of Shell was approximately $140.5 billion and, for the year ended 31 December 2014, the Shell Group had net cash flow from operations of $45 billion and production of 3,080 kboepd.

2.	HISTORY OF THE SHELL GROUP

The history of the companies that make up the Shell Group goes back more than a century. Royal Dutch was registered in 1890, with its main interests being the development of the oil fields of Sumatra. Shell Transport was formally established in 1897, having begun as a company selling seashells before diversifying into shipping oil.

Subsequently, the Royal Dutch/Shell Group grew out of a scheme of amalgamation between Royal Dutch and Shell Transport dated 12 September 1906 and agreements from 1907 by which the scheme of amalgamation was implemented and pursuant to which they combined their interests in the oil industry through the transfer of all the significant operating assets of each of Royal Dutch and Shell Transport to companies owned 60% by Royal Dutch and 40% by Shell Transport.

The Royal Dutch/Shell Group’s energy and petrochemical operations then expanded rapidly with acquisitions in Europe, Africa and the Americas and the establishment of its chemicals business in 1929. By the middle of the twentieth century, the Royal Dutch/Shell Group had become one of the world’s leading suppliers of oil products. The Royal Dutch/Shell Group was also developing interests in natural gas, which was emerging as a new alternative source of energy. This was followed by the major oil and gas discoveries in the North Sea in the 1970s, continued growth in gas consumption and the first shipments of LNG.

In 2005, the Royal Dutch/Shell Group underwent a major structural reorganisation as the corporate structure was unified and Shell became the single parent company of Royal Dutch and Shell Transport. Shell was incorporated under the CA 1985 on 5 February 2002, as a private company limited by shares under the name Forthdeal Limited. On 27 October 2004, it re-registered as a public company limited by shares and changed its name to Royal Dutch Shell plc.

3.	BUSINESS OVERVIEW

3.1	Businesses and organisation

Upstream International

The Upstream International business manages the Shell Group’s Upstream activities outside the Americas. It explores for and recovers crude oil, natural gas and natural gas liquids, transports oil and gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream International also manages the LNG and GTL businesses outside the Americas and markets and trades natural gas, including LNG, outside the Americas through hubs in Dubai and Singapore. It manages its operations primarily by line of business, with this structure overlaying country organisations. This organisation is supported by activities such as Exploration and New Business Development.

Upstream Americas

The Upstream Americas business manages the Shell Group’s Upstream activities in North and South America. It explores for and recovers crude oil, natural gas and natural gas liquids, transports oil and gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream Americas also extracts bitumen from oil sands that is converted into synthetic crude oil. It manages the LNG business in the Americas and also markets and trades natural gas in the Americas. Additionally, it manages the US-based wind business. It manages its operations by line of business, supported by activities such as Exploration and New Business Development.

Location of Upstream operations

Geographically, the Upstream operations are located across the world, with major interests in Europe, Asia (including the Middle East and Russia), Oceania, Africa and the Americas.

UPSTREAM REVENUE BY GEOGRAPHICAL AREA (INCLUDING INTER-SEGMENT SALES)

($) (MILLION)

	Europe[A]	Asia	Oceania	Africa	North America		South America	TOTAL
					US	Other
2014	17,891	35,629	3,299	11,129	13,553	9,250	1,548	92,299
2013	23,144	35,916	3,414	11,007	9,762	8,878	748	92,869
2012	26,569	31,438	3,463	14,966	8,657	8,003	1,454	94,550

[A] Includes Greenland.

Upstream competitors

In its Upstream activities, the Shell Group competes with:

•	NOCs, which are usually state owned entities, and are active across all Upstream activities;

•	IOCs, which tend to be active across all Upstream activities; and

•	other smaller independent players, which may focus on a particular aspect of the Shell Group’s Upstream activities.

Further details of the Shell Group’s Upstream operations in the financial year ended 31 December 2014 (alongside certain comparative data for the financial years ended 31 December 2013 and 31 December 2012) can be found at pages 23 to 39 of the Shell 2014 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

The material recent Upstream portfolio developments in the period from 1 January 2015 to the Latest Practicable Date are those which can be found on pages 2 and 18 of the Shell Q2 2015 Results and those which can be found on page 3 of the Shell Q3 2015 Results, each of which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

Reorganisation of Upstream in 2016

With effect from 1 January 2016, the Upstream International and Upstream Americas businesses will be reorganised into three businesses: Integrated Gas, Upstream (which will span the Shell Group’s worldwide conventional oil and gas businesses) and Unconventional Resources (which will span heavy oil and shales activities in the Americas, including the ongoing reviews of portfolio and investment opportunities in these longer-term themes and the winding down of the Shell Group’s activities in offshore Alaska). This new, more effective Upstream organisation will reflect recent changes in the Shell Group’s portfolio, facilitate planning for the integration of the BG Group following the completion of the Combination and facilitate subsequent streamlining of the Shell Group’s portfolio.

Downstream

The Downstream business manages the Shell Group’s refining and marketing activities for oil products and chemicals. These activities are organised into globally managed classes of business. Downstream also trades the Shell Group’s hydrocarbons and other energy-related products, supplies the Downstream businesses and provides shipping services. Additionally, Downstream oversees the Shell Group’s interests in alternative energy (including biofuels but excluding wind).

Refining

Refining includes the manufacturing, supply and shipping of crude oil, with the Shell Group having interests in more than 20 refineries worldwide.

Pipelines

Pipelines owns and operates tank farms across the US and transports crude oil and refined products through pipelines in the Gulf of Mexico and five US states. Additional pipeline miles are provided by the Shell Group’s various non-operated ownership interests.

Marketing

Marketing sells a range of products, including fuels, lubricants, bitumen and liquefied petroleum gas, for home, transport and industrial use. It includes Retail, Lubricants, Business to Business and Alternative Energies.

•	Retail: There are close to 43,000 Shell-branded retail stations in over 70 countries. The Shell Group has more than 100 years’ experience in fuel development.

•	Lubricants: Lubricants makes, markets and sells technically advanced lubricants for passenger cars, trucks and coaches and industrial machinery in the manufacturing, mining, power generation, agriculture and construction sectors. It also provides, through its marine activities, lubricants, fuels and related technical services to the shipping and maritime sectors.

•	Business to Business: The activities of Business to Business encompass the sale of fuels and speciality products and services to a broad range of commercial customers, with Shell Aviation fuelling aircraft, Shell Gas providing liquefied petroleum gas and related services to retail, commercial and industrial customers for cooking, heating, lighting and transport and Shell Commercial Fuels providing transport, industrial and heating fuels. There are specific divisions which deal with bitumen-related and sulphur-related products, Shell Bitumen and Shell Sulphur Solutions, respectively.

•	Alternative Energies: The Shell Group, through the Raízen joint venture, is one of the leading biofuel producers and fuel retailers in Brazil.

Chemicals

Chemicals produces and markets petrochemicals for industrial customers worldwide, including the raw materials for plastics, coatings and detergents. It has major manufacturing plants, located close to refineries, and its own marketing network. The manufacturing plants produce a range of base chemicals, including ethylene, propylene and aromatics, as well as intermediate chemicals, such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol.

Trading and Supply

The Shell Group’s Downstream business trades in physical and financial contracts, lease storage and transportation capacities and manages shipping activities globally. The Shell Group’s distribution infrastructure is well positioned to make deliveries around the world. This includes supplying feedstocks for the Shell Group’s refineries and chemical plants and finished products such as gasoline, diesel and aviation fuel to the Shell Group’s Marketing businesses and customers.

Downstream competitors

As described above, the Shell Group’s Downstream organisation is made up of a number of different business activities, which form part of an integrated value chain, that collectively turn crude oil into a range of refined products (including gasoline, diesel, marine and aviation fuels, lubricants, bitumen and liquefied petroleum gas), which are transported and marketed around the world for domestic, industrial and transport use.

Each of the Shell Group’s Downstream businesses faces significant competition on a global or regional basis from a number of large vertically-integrated IOCs, vertically-integrated NOCs and other refiners, producers and marketers of refined petroleum products and chemicals, more specifically as follows:

•	Refining competes globally and regionally with the refining and refined petroleum products marketing operations of numerous vertically-integrated global oil companies, NOCs and non-integrated refiners and/or marketers of refined petroleum products;

•	Pipelines competes with various midstream companies that are engaged in the transportation and/or storage of crude oil and various refined petroleum products;

•	Chemicals, which produces and markets petrochemicals for industrial customers, including raw materials for plastics, coatings and detergents, competes with a number of large multinational chemicals companies, vertically-integrated IOCs and NOCs, as well as a number of smaller regional chemical companies, that produce and/or market various petrochemicals; and

•	Trading competes globally with various other large companies that trade and transport hydrocarbons, including crude oil and refined products, as well an ethanol, around the globe.

Further details of the Shell Group’s Downstream operations in the financial year ended 31 December 2014 (alongside certain comparative data for the financial years ended 31 December 2013 and 31 December 2012) can be found at pages 40 to 46 of the Shell 2014 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

The material recent Downstream portfolio developments in the period from 1 January 2015 to the Latest Practicable Date are those which can be found on pages 2 and 18 of the Shell Q2 2015 Results and page 3 of the Shell Q3 2015 Results, each of which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information) and, in addition:

•	in France, the Shell Group has completed the sale of the Butagaz LPG business to DCC Energy for €464 million. The transaction was a share sale and all Butagaz staff, together with the Butagaz brand, have passed to DCC Energy;

•	in China, the Shell Group has completed the sale of its 75% interest in Tongyi Lubricants to Huo’s Group and The Carlyle Group;

•	Shell announced the FID to increase alpha olefins production at its chemical manufacturing site in Geismar, Louisiana, US making the site the largest alpha olefins producer in the world. The Shell Group will construct a fourth alpha olefins unit, adding 425 thousand tonnes of capacity; and

•	Shell announced the FID to build a major new unit at the Pernis refinery in Rotterdam, the Netherlands. The solvent deasphalter unit will remove heavier fractions from crude oil, allowing the refinery to upgrade a larger proportion of its oil intake into lighter, high-grade products. Construction work is planned to start in 2016, subject to permit approvals, with completion expected by the end of 2018.

Projects & Technology

The Projects & Technology organisation manages the delivery of the Shell Group’s major projects and drives research and innovation to develop new technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. It is also responsible for providing functional leadership across the Shell Group in the areas of safety and environment and contracting and procurement and for all wells activities and CO2 management.

3.2	Segmental reporting

Reporting segments

The Shell Group’s reporting segments are Upstream, Downstream and Corporate. Upstream combines the operating segments Upstream International and Upstream Americas. Upstream and Downstream earnings include their respective elements of Projects & Technology and of trading activities. Corporate comprises the Shell Group’s holdings and treasury organisation, including its self-insurance activities as well as its headquarters and central functions. Further details of the Shell Group’s Corporate activities in the financial year ended 31 December 2014 (alongside certain comparative data for the financial years ended 31 December 2013 and 31 December 2012) can be found at page 47 of the Shell 2014 Annual Report, which is incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

From 2016, the Shell Group’s reporting segments will be amended to align with the reorganisation of the Upstream business.

Revenue by business segment and geographical area

The revenue by business segment and the revenue by geographical area for the financial years ended 31 December 2014, 31 December 2013 and 31 December 2012 are set out in the tables below.

REVENUE BY BUSINESS SEGMENT (INCLUDING INTER-SEGMENT SALES)

($) (MILLION)

	2014	2013	2012
UPSTREAM
Third parties	45,240	47,357	43,431
Inter-segment	47,059	45,512	51,119
Total	92,299	92,869	94,550

DOWNSTREAM
Third parties	375,752	403,725	423,638
Inter-segment	2,294	702	772
Total	378,046	404,427	424,410

CORPORATE
Third parties	113	153	84
Total	113	153	84

REVENUE BY GEOGRAPHICAL AREA (EXCLUDING INTER-SEGMENT SALES)

($) (MILLION)

	2014	%	2013	%	2012	%
EUROPE	154,709	36.7	175,584	38.9	184,223	39.4
ASIA, OCEANIA, AFRICA	149,869	35.6	157,673	34.9	156,310	33.5
USA	70,813	16.8	72,552	16.1	91,571	19.6
OTHER AMERICAS	45,714	10.9	45,426	10.1	35,049	7.5
Total	421,105	100.0	451,235	100.0	467,153	100.0

4.	STRATEGY & PRIORITIES

The Shell Group’s strategy seeks to reinforce its position as a leader in the oil and gas industry, while helping to meet global energy demand in a responsible way. The Shell Group aims to balance growth with returns, by growing its cash flow and delivering competitive returns through economic cycles, to finance a competitive dividend and fund investment for future growth.

Safety and environmental and social responsibility are at the heart of its activities.

The Shell Group’s strategic priorities are:

•	competitive financial performance – including restructuring underperforming businesses and reducing operating costs;

•	capital efficiency – including supply chain management, selectivity on new options and managing affordability and financial flexibility; and

•	project delivery – including emphasis on the next wave of large projects.

Pulling multiple levers to manage shareholder returns in the downturn

The end-2015 fall in oil prices underscores that today’s oil price downturn could last for several years. Shell’s plan reflects market realities, making sure Shell is resilient.

•	Gearing at the end of the third quarter of 2015 stood at 12.7% relative to 12.2% at the end of 2014, despite lower oil prices, reflecting good operational performance during the downturn, expenditure reductions and the introduction of the Scrip Dividend Programme.

•	Shell’s operating costs are expected to fall by $4 billion in 2015, a reduction of around 10% from 2014 levels of $45 billion. Shell’s costs should be reduced by a further $3 billion in 2016, marking a reduction of $7 billion in 2015 and 2016 combined, or 15% from a 2014 baseline. This reflects Shell’s industry-leading actions to reduce costs on a sustainable basis. These figures exclude cost synergies potential from the Combination.

•	In 2015, Shell announced a reduction in Shell staff and direct contractor positions by 7,500 globally and a further reduction of 2,800 staff is expected as a result of the Combination.

•	In 2015, firm actions by Shell to reduce capital investment and restructure longer-term themes have included cancellation of the Carmon Creek heavy oil development in Canada and exit from Alaska exploration. Shell took just four significant FIDs in 2015, of which three were downstream projects and one in the upstream.

•	2015 capital investment is expected to be around $29 billion, a reduction of $8 billion, or over 20% from 2014 levels, and lower than our previous guidance of $30 billion.

•	2016 capital investment for the Combination is expected to be around $33 billion in current market conditions, $2 billion lower than previous guidance of $35 billion. This marks a reduction of around 30% from the combined capital investment of the Shell Group and the BG Group in 2014, which on a combined group basis was $47 billion.

•	The final outcome for 2016 capital investment will depend on Shell’s assessment of BG’s capital commitments following completion of the Combination and decisions on FID pace during the year. Capital allocation is a dynamic decision-making process.

•	At the same time, Shell is continuing to invest to complete its post-FID projects. These should add material cash flow and free cash flow in the medium term, with more than 700,000 barrels of oil equivalent per day and 9.7 mpta of LNG under construction for 2016 to 2019 start-up. BG’s portfolio should bring further growth potential, at a competitive cost.

•	Asset sales should total around $20 billion for 2014 and 2015 combined, despite weak market conditions in 2015. Planning is well advanced for a $30 billion asset sales programme in 2016 to 2018, assuming the successful completion of the Combination.

Upstream

In its Upstream business, the Shell Group’s focus is on exploration for new liquids and natural gas reserves and on developing major new projects where its technology and know-how add value to the resources holders.

Downstream

In its Downstream business, the Shell Group’s focus is on turning crude oil into a range of refined products, which are moved and marketed around the world for domestic, industrial and transport use. In addition, the Shell Group produces and sells petrochemicals for industrial use worldwide.

The Shell Group’s strategic themes are as follows.

Engines – The Shell Group’s upstream and downstream “engines” are strongly cash generative through the business cycle. These are mature businesses, which the Shell Group expects will underpin its financial performance to at least the end of this decade. The Shell Group only makes investments in selective growth positions and applies the Shell Group’s distinctive technology and operating performance to extend the productive lives of its assets and to enhance their profitability.

Growth priorities – The Shell Group’s growth priorities follow two strategic themes: integrated gas and deep water. These will provide medium-term growth and the Shell Group expects them to become core engines in the future. The Shell Group will also utilise its technological know-how and global scale to unlock highly competitive resources positions.

Longer-term – The Shell Group’s longer-term strategic themes, such as shales, are where the Shell Group believes large reserves positions could potentially become available, with the pace of development driven by market and local operating conditions, as well as the regulatory environment.

Other objectives

Shell’s long-term strategy reflects its outlook that society will continue to require more energy and, in response to climate change, less CO2. The Shell Group is focusing on the following four areas to address its own resilience to climate change and adapt the Shell Group for a long-term transition to lower carbon energy. The Shell Group is investing to reduce greenhouse gas emissions from its facilities, producing cleaner fuels for its customers (especially natural gas, which is around half of its production), investing in carbon capture and storage facilities in Canada and Australia and producing sustainable biofuels in Brazil. For the longer-term, the Shell Group continues to research a range of renewable energy sources, such as next-generation biofuels.

The Shell Group aims to improve its energy efficiency in its own operations, support customers in managing their energy demands and continue to research and develop technologies that increase efficiency and reduce emissions in liquids and natural gas production. The Shell Group’s commitment to technology and innovation continues to be at the core of its strategy.

The Shell Group intends to leverage its diverse and global business portfolio and customer-focused business built around the strength of the Shell brand.

The Combination is in line with the Shell Group’s strategy and will create a Combined Group with an enhanced worldwide presence and greater scale and scope to utilise assets and capabilities to reinforce and accelerate the achievement of the Shell Group’s strategic priorities.

5.	KEY STRENGTHS

The Shell Group is one of the world’s largest independent oil and gas groups in terms of market capitalisation, operating cash flow and production. It aims for strong operational performance and productive investments around the world. The Shell Directors believe that the key strengths of the Shell Group include:

•	Development and application of technology

•	Innovative technology provides ways for the Shell Group to stand apart from its competitors. It helps the Shell Group’s current businesses perform and makes future businesses possible.

•	Since 2007, the Shell Group has spent more to research and develop innovative technology than any other international oil and gas group. Such levels of investment in research and development enable the Shell Group to advance technologies that help it access new resources and better meet the needs of its customers and partners.

•	In 2015 about two-thirds of the Shell Group’s R&D budget is invested in improving its asset base, projects in execution and associated capabilities. The remainder is devoted to research aimed at securing the Shell Group’s long-term competitive position.

•	This includes seismic processing and visualisation software that reveal previously unnoticed geological details, drilling rig equipment that delivers wells more quickly and more safely, oil-recovery methods that increase production from fields, processes that refine crude oil and liquefy natural gas more efficiently as well as fuel and lubricant formulations that perform better.

•	Financial and project management skills that allow the Shell Group to deliver large-field development projects

•	The Shell Group’s Projects & Technology organisation manages the delivery of its major projects and drives research and innovation to create technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. The Projects & Technology organisation also provides functional leadership in contracting and procurement as well as in safety.

•	Shell won the Project Management Company of the Year award from the Association for Project Management in 2014.

•	Management of integrated value chains

•	The Shell Group explores for oil and gas worldwide, both from conventional fields and from sources such as tight rock, shale and coal formations. The Shell Group’s portfolio of refineries and chemical plants enables it to capture value from the oil and gas that it produces. The Shell Group is a leading biofuel producer and fuel retailer in Brazil, through its Raízen joint venture. The Shell Group has a strong retail and lubricants position not only in the major industrialised countries, but also in developing countries.

6.	PRINCIPAL INVESTMENTS

A description of the Shell Group’s principal investments for 2014 is set out at Notes 8, 9, 10 and 29 of the notes to the audited consolidated financial statements for the year ended 31 December 2014 which can be found at pages 120 to 122 and 141 of the Shell 2014 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information). Capital investment was $37,339 million in 2014; proceeds from divestments were $13,440 million.

A description of the Shell Group’s principal investments for 2013 is set out at Notes 9, 10, 11 and 29 of the notes to the audited consolidated financial statements for the year ended 31 December 2013 which can be found at pages 116 to 118 and 139 of the Shell 2013 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information). Capital investment was $46,041 million in 2013; proceeds from divestments were $1,738 million.

A description of the Shell Group’s principal investments for 2012 is set out at Notes 9, 10 and 11 of the notes to the audited consolidated financial statements for the year ended 31 December 2012 which can be found at pages 114 to 118 of the Shell 2012 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information). Capital investment was $36,761 million in 2012; proceeds from divestments were $6,958 million.

Capital investment was $20,967 million in the first nine months of 2015; proceeds from divestments were $3,538 million.

In 2015, Shell took just four significant FIDs which were in relation to the following key projects:

•	in Canada, Shell announced FID on the Scotford HCU debottleneck project (in which it has a 100% interest) which is expected to increase hydrocracking capacity by 20%;

•	Shell announced FID to advance the Appomattox deep-water development (in which it has a 79% interest). The Appomattox platform will be the Shell Group’s seventh 4-column host in the Gulf of Mexico. The Appomattox development will initially produce from the Appomattox and Vicksburg fields, with average peak production estimated to reach approximately 175 kboepd;

•	Shell announced FID to increase alpha olefins production at its chemical manufacturing site in Geismar, Louisiana, US making the site the largest alpha olefins producer in the world. The Shell Group will construct a fourth alpha olefins unit, adding 425 thousand tonnes of capacity; and

•	Shell announced FID to build a major new unit at the Pernis refinery in Rotterdam, the Netherlands. The solvent deasphalter unit will remove heavier fractions from crude oil, allowing the refinery to upgrade a larger proportion of its oil intake into lighter, high-grade products. Construction work is planned to start in 2016, subject to permit approvals, with completion expected by the end of 2018.

Shell’s capital investment is generally financed through its own cash resources and, in some cases, third party debt.

7.	PROPERTY, PLANT AND EQUIPMENT

There is no existing or planned property, plant or equipment which is individually material to the Shell Group, taken as a whole.

In each of its businesses, the Shell Group owns or controls, generally through licences or other contractual arrangements or via long-term leases, the property, plant and equipment necessary to its operations. Information on the Shell Group’s investment in property, plant and equipment is set out at Note 8 of the notes to the audited consolidated financial statements for the year ended 31 December 2014, which can be found on pages 120 to 122 of the Shell 2014 Annual Report, and page 11 of the Shell Q3 2015 Results, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

Further information about the Shell Group’s property, plant and equipment, any major encumbrances thereon and the principal environmental issues that may affect the Shell Group’s utilisation of the property, plant and equipment that it owns or controls can be found at Part II (Risk factors) and pages 11 to 15, 18 to 19, 23 to 32, 37, 40 to 43, 45 to 47, 52 to 56, 125, 126, 142 to 150 and 154 to 155 of the Shell 2014 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

8.	RESEARCH AND DEVELOPMENT

A single, integrated research and development organisation drives the Shell Group’s technology development programme forward, bringing together in-house expertise with that of external scientific, engineering and commercial entities.

The Shell Group has a global network of technical centres located close to its main markets and production sites. In Houston, US, in Amsterdam and Rijswijk, the Netherlands, and in Bangalore, India, the Shell Group’s technology hubs carry out a spectrum of activities: from evolutionary developments which optimise existing technologies in an innovative way, to disruptive innovations which can yield breakthroughs for the longer-term future. Elsewhere – including in China, Canada, Germany, Norway, Oman and Qatar – the Shell Group’s centres focus on the development of specific products and solutions, marketing support and providing technical assistance to regional operations.

Over the last five years, the Shell Group has invested more than $1 billion each year in technology research and development – more than any other IOC. In 2014, 2013 and 2012, research and development expenses were $1,222 million, $1,318 million and $1,307 million respectively.

The Shell Group organises its technology development programme on the basis of Technology Platforms; these either represent significant, discrete elements within the oil and gas value chain, technologies which the Shell Group believes could underpin future value generation/new businesses or fundamental technologies which underpin a number of its current and future businesses.

•	Platforms such as Refining, Retail Fuels, GTL and Deepwater support current businesses and focus on delivering technology solutions, often in the form of incremental improvements, which make businesses more competitive.

•	Platforms such as Future Energy, Next Generation Biofuels, Advanced Seismic and Complex Hydrocarbons focus more on the development of radical new technologies which create opportunities for new businesses.

•	A number of platforms such as Materials and Corrosion, Water and CO2 Capture & Storage, seek to maintain and enhance knowledge in fundamental areas of science that are considered key to ongoing and future operations.

For decades, the Shell Group has collaborated with industrial partners, universities and institutes to research questions and develop solutions to energy challenges. Its “open innovation” helps to ensure a healthy influx of new ideas and speeds the deployment of new technology to its operations. The Shell Group has established three main vehicles that span short and long time horizons, nascent and mature technologies and immediate and future returns.

GameChanger

This programme is designed to prove quickly the commercial viability of energy-related ideas by offering a combination of proof-of-concept funding and technical expertise. Founded in 1996, it has worked with more than 1,700 innovators and turned more than 100 ideas into productive reality.

Shell Technology Ventures

This is the Shell Group’s corporate-venturing arm. It acts as both investor and partner in companies that are developing promising technologies with a strategic fit to the demands of the Shell Group’s businesses in the oil and gas or renewable energy industries.

Shell TechWorks

The purpose of Shell TechWorks is to accelerate the deployment of proven technologies used outside the Shell Group’s industry. Modelled after nimble start-ups and opened in 2013 in Cambridge, Massachusetts, US, Shell TechWorks collaborates closely with universities, applied research institutes, start-ups and venture-capitalist firms.

9.	INTELLECTUAL PROPERTY

As noted in paragraph 7 of Part A of Part II (Risk factors), the Shell Group operates in environments where advanced technologies are utilised. The technologies which the Shell Group uses in its various businesses are protected by a robust portfolio of intellectual property rights. In total, the Shell Group has more than 11,000 granted patents and pending patent applications. In addition, the Shell pecten (a trademark in use since the early part of the 20th century) and trademarks in which the word “Shell” appears, help raise the profile of its brand globally. In total, the Shell Group has over 24,000 trademark registrations and pending applications worldwide.

Given the breadth of the Shell Group’s activities in the various businesses in which it is active and the large number of different technologies employed by the Shell Group in those businesses, the Shell Group is not dependent on a single patent or technology licence to conduct its business activities globally. Accordingly, there is no individual patent or licensed right which is material to the Shell Group’s business or profitability, taken as a whole.

10.	LICENCES AND OPERATING AGREEMENTS

The Shell Group holds the regulatory consents, licences to operate and operating agreements it requires to conduct its business in the jurisdictions in which it operates.

In the Upstream business, the Shell Group holds its oil and gas interests through leases, licences and contracts. The conditions of these leases, licences and contracts vary from country to country. In almost all cases outside North America the legal arrangements are generally granted by or entered into with a government, government entity or government-run oil and gas company and the exploration risk usually rests with the independent oil and gas company. In North America, these agreements may also be with private parties that own mineral rights.

While Shell does not believe that the Shell Group’s business or profitability is dependent on a single licence or contract, the development and production-sharing contract with the Qatari government in relation to the Pearl GTL Plant in Qatar, which is the world’s largest GTL plant, could potentially be considered to be material to the profitability of the Shell Group, taken as a whole. The fully integrated facility includes production, transport and processing of 1.6 billion scf/d of gas from Qatar’s North Field. It has an installed capacity of about 140 kboepd of high-quality liquid hydrocarbon products and 120 kboepd of NGL and ethane. In 2014, the Pearl GTL Plant produced 4.5 million tonnes of GTL products.

Except as disclosed in paragraph 10 of Part XVII (Additional information), there are no other patents or licences, industrial, commercial or financial contracts which are material to the business or profitability of the Shell Group, taken as a whole.

11.	EMPLOYEES

In 2014, the Shell Group employed an average of 94,000 employees in more than 70 countries. The following table sets out the average number of employees for 2014 and the two preceding years by geographical area and by business segment.

EMPLOYEES BY GEOGRAPHICAL AREA (AVERAGE NUMBERS)

(THOUSAND)

	2014	2013	2012
EUROPE	25	25	24
ASIA	28	27	25
OCEANIA	2	3	3
AFRICA	3	3	3
NORTH AMERICA	32	31	29
SOUTH AMERICA	4	3	3
Total	94	92	87

EMPLOYEES BY BUSINESS SEGMENT (AVERAGE NUMBERS)

(THOUSAND)

	2014	2013	2012
UPSTREAM	33	31	26
DOWNSTREAM	47	48	48
CORPORATE[A]	14	13	13
Total	94	92	87

[A] Employees working in business service centres are included in the Corporate segment.

PART VIII

INFORMATION ABOUT THE BG GROUP

1.	INTRODUCTION

BG is an international oil and gas company, with a broad portfolio of business interests focused on exploration and production and LNG. Active in more than 20 countries on five continents, the BG Group combines a deep understanding of gas markets with a proven track record in finding and commercialising reserves.

BG, a public limited company, is the ultimate holding company of the BG Group. BG is domiciled in England and was incorporated in England and Wales on 30 December 1998 under the Companies Act 1985 with registered number 3690065. BG has a registered address of, and its headquarters at, 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT. The telephone number of its registered address is +44 (0)118 935 3222.

The BG Shares are listed on the main market for listed securities of the London Stock Exchange. BG also has in place a sponsored ADR programme and the BG ADRs are listed on the US over-the-counter market, International OTCQX.

As at the Latest Practicable Date, the market capitalisation of BG was approximately $46.3 billion. For the year ended 31 December 2014, on a business performance basis14, the BG Group generated revenue and other operating income of $19,546 million and profit before tax of $6,268 million. For the same period, the BG Group also generated pre-tax operating cash flow of $10,015 million and production of 606 kboepd. As at 31 December 2014, the BG Group had gross assets of $61,846 million.

2.	HISTORY OF THE BG GROUP

The BG Group has been transformed from an offshoot of a former nationalised utility into an international energy business focused on exploration and production and LNG.

The BG Group’s global gas experience dates back to the 1950s when a forerunner to the BG Group, the UK’s Gas Council, began looking at LNG as a potential replacement for manufactured gas or coking gas. In 1959, LNG was transported from Lake Charles in the US to Canvey Island by a converted naval vessel, the Methane Pioneer. This experiment paved the way for the world’s first LNG export scheme: a 15-year contract with Algeria to supply just under 1 million tonnes per annum to the UK.

Later, the Gas Council became British Gas, which was privatised in 1986. In 1997, British Gas demerged into two separately listed companies: BG plc, which took charge of the exploration and production and international downstream operations of British Gas as well as the British Gas transmission and distribution business, Transco; and Centrica plc, which took over the British retail business of the former British Gas. In 1999, BG plc completed a financial restructuring which resulted in the creation of a new parent company, BG Group plc.

Later, in 2000, there was another demerger of BG Group plc, which separated the business into two companies, BG Group plc and Lattice Group plc, with the latter inheriting the Transco business. Following this second demerger, the BG Group grew strongly and developed a portfolio of assets across the gas chain, including Egypt, Trinidad and Tobago and Kazakhstan, as well as the UK North Sea. In LNG, the BG Group also developed a portfolio of supply and sales contracts. Increasingly, the BG Group focused on developing two highly distinctive capabilities: a world-class exploration business and its unique LNG model. Following a number of significant discoveries in the Santos Basin, offshore Brazil, between 2006 and 2009 and entry into Australia via the acquisition of Queensland Gas Company in 2008, the BG Group continues to evolve, with notable growth now being delivered in both E&P and LNG volumes.

[14]	Business performance excludes discontinued operations and disposals, certain remeasurements and impairments and certain other exceptional items as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the BG Group’s ongoing business. After disposals, remeasurements and impairments, the BG Group generated total revenue and other operating income of $19,949 million and a total loss before tax of $2,330 million, each for the year ended 31 December 2014.

3.	BUSINESS OVERVIEW

The BG Group has two business segments: Upstream and LNG Shipping & Marketing.

Upstream

The BG Group explores for, develops, produces and markets gas and oil around the world. The Upstream business segment covers exploration and production activities plus liquefaction operations associated with integrated LNG projects.

The BG Group’s exploration and production activities are located across the world with production from 12 countries. Historically, key producing assets have been focused in Egypt, Kazakhstan, Trinidad and Tobago and the UK. Following the notable discoveries in Brazil and the acquisition of the Queensland Gas Company in Australia, production from these two countries is now increasing. Historically, the BG Group’s focus in terms of E&P volumes has been weighted towards gas, which represented around 70% of volumes. As the contribution from Brazil increases, the proportion of oil in the portfolio is expected to grow.

Details of the BG Group E&P volumes by country for the years ended 31 December 2014, 31 December 2013 and 31 December 2012 are set out at page 137 of the BG 2014 Annual Report, which is incorporated into this Prospectus by reference as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

In addition to producing countries, the BG Group has discoveries and/or exploration acreage in Aruba, Canada, Colombia, Honduras, Kenya, Myanmar, Mongolia, Tanzania and Uruguay.

The BG Group’s liquefaction activities are at Atlantic LNG in Trinidad and Tobago, Egyptian LNG and Queensland Curtis LNG in Australia. The BG Group owns equity interests in eight LNG trains across these three projects.

Upstream competitors

In its Upstream activities, in terms of accessing new oil and gas resource opportunities, the BG Group competes with IOCs, NOCs, which are usually state owned entities, and other smaller independent players.

LNG Shipping & Marketing

The BG Group purchases, ships, markets and sells LNG. The LNG Shipping & Marketing segment covers these activities, as well as the BG Group’s interests and capacity in regasification facilities.

The BG Group has a combination of supply sources from its own liquefaction assets in Australia, Trinidad and Tobago and Egypt (although limited LNG exports are expected from Egyptian LNG for the foreseeable future), long-term third party supplies in Equatorial Guinea and Nigeria and cargoes available on the spot market. It has a portfolio of long-term sales contracts into Chile, China, India, Japan and Singapore as well as access to the UK and US markets. It also sells LNG on a short- and medium-term basis.

The BG Group markets its own equity production and third party supplies to the key global markets. It also links its operations with onshore gas marketing activities in the US, Europe and Singapore. Most of the BG Group’s LNG purchase contracts do not impose any constraints on where the LNG can be delivered and most of the BG Group’s LNG sales contracts can be supplied from any source or from spot supply. To date, the BG Group has bought LNG supply from 16 out of the 19 currently-producing countries and delivered LNG to 29 of the 31 currently importing countries.

LNG CARGO SUPPLY BY SOURCE

	2014	2013	2012
ATLANTIC LNG	56	56	57
EGYPTIAN LNG	1	25	33
NIGERIA	38	30	35
EQUATORIAL GUINEA	55	58	57
SPOT PURCHASES	28	9	15
Total	178	178	197

LNG CARGO DELIVERIES BY GEOGRAPHICAL REGION

	2014	2013	2012
ASIA	121	127	122
EUROPE & OTHER	9	4	9
NORTH AMERICA	4	6	19
SOUTH AMERICA	44	41	47
Total	178	178	197

LNG Shipping & Marketing competitors

In its LNG activities, the BG Group competes with IOCs and NOCs in accessing new supply opportunities and signing sales contracts. It also competes with utility companies when signing new supply contracts.

In its oil marketing activities, the BG Group competes globally with the numerous companies that market and transport crude oil around the world (including IOCs and NOCs).

Revenue by business segment

REVENUE AND OTHER OPERATING INCOME BY BUSINESS SEGMENT15

($) (MILLION)

	2014	2013	2012
UPSTREAM	12,026	12,158	11,954
LNG SHIPPING & MARKETING	8,217	7,655	8,074
OTHER ACTIVITIES	7	7	12
LESS: INTRA-GROUP REVENUE	(704)	(719)	(1,077)
Total	19,546	19,101	18,963

Revenue by geographical area

E&P REVENUE AND OTHER OPERATING INCOME BY GEOGRAPHICAL AREA11

($) (MILLION)

	2014	2013
AUSTRALIA	87	146
AFRICA	1,317	1,999
ASIA	2,921	3,357
NORTH AMERICA AND THE CARIBBEAN	777	842
SOUTH AMERICA	3,370	2,068
EUROPE	3,177	3,328
Total	11,649	11,740

4.	STRATEGY

The BG Group’s strategy has been to create value by leveraging its capabilities in exploration and its LNG business.

Upstream

The BG Group’s Upstream production is currently sourced from base assets in 10 countries and key growth projects in Brazil and Australia. Wide geological technical expertise combined with commercial agility enables the BG Group to access exploration opportunities, targeting low-cost early entry positions. The BG Group also explores at existing hubs, aiming to leverage basin knowledge and existing infrastructure. The BG Group’s exploration strategy has two main parts. In areas in which the BG Group is already actively operating and/or exploring, the BG Group looks for new opportunities by capitalising on its detailed knowledge of local geology, the infrastructure already in place and its relationships with governments and

[15]	The figures in the tables are measured on a business performance basis, which excludes discontinued operations and disposals, certain remeasurements and impairments and certain other exceptional items.

others affected by or involved in its operations. In new basins, the BG Group seeks large frontier acreage, where it can find giant gas and oil opportunities at a relatively low cost of entry.

In the near term, the focus in the BG Group’s Upstream business has been to increase production as it ramps up operations in the growth businesses in Australia and Brazil.

LNG Supply & Marketing

In LNG, the BG Group’s skills and capabilities span the whole LNG value chain. The BG Group has focused on having a portfolio of competitively priced supply sources and an attractive set of new supply options. The portfolio is intended to enable the BG Group to optimise these supply and market positions, maximising value and ensuring reliable supply for the BG Group customers. Development of market knowledge and extensive customer relationships are aimed at enabling the BG Group to build strong positions in high-value, growing LNG markets.

In the near term in the BG Group’s LNG business, the strategy is to integrate the new supply from QCLNG in Australia and to continue to develop and optimise the LNG supply portfolio.

5.	KEY PRIORITIES AND STRENGTHS

The BG Group’s priorities and strengths have been the following.

Safety – Safety and asset integrity remain the BG Group’s highest priority. The integrity of its assets and safety of its people, and of the communities it operates in, will always be integral to the BG Group’s business.

World-class exploration and unique LNG business – In exploration, the BG Group has aimed to deliver one new material opportunity on average each year, continuing to progress its existing exploration and opportunities across both its new and existing basins. In LNG, the BG Group has a flexible portfolio that enables it to optimise its supply and market positions to maximise value, ensure reliable supply for customers and pursue opportunities for growth.

Active management of the BG Group portfolio to reinvest in growth – The BG Group is committed to monetising value through active portfolio management in order to realise value from assets and remains alert to opportunities. A number of transactions and opportunities continue to be considered, including further disposal and business development opportunities.

Prioritisation of value over production – The BG Group screens all projects rigorously and has aimed to invest in those it judges most capital efficient and to pursue projects to add value for shareholders.

Portfolio of high-quality assets – The BG Group has been committed to value creation from its portfolio of businesses in upstream gas and oil and in LNG, focusing on growth assets, assets with high-value optimisation opportunities and material, mature assets that provide strong cash flow.

Focus on areas where the BG Group has a competitive advantage – The BG Group remains focused on early stage origination and discovery in upstream gas and oil and in LNG.

Lean and agile organisation – The BG Group prides itself on its ability to make decisions swiftly, which is attributable to its flat management structure. In addition, the BG Group has pursued organisational and operational efficiencies to reduce its internal costs including optimisation of shutdowns, deferral of non-critical activity and a review of the efficiency and cost of its supply chain with its contractors.

If the Combination is completed, the BG Group will become part of the Combined Group and its strategy will be that of the Combined Group, as set out in paragraph 4 of Part VII (Information about the Shell Group).

6.	INVESTMENTS

The BG Group’s capital expenditure programme in 2012 to 2014 has focused principally on the key growth projects in Australia and Brazil. Spend on the base assets has primarily been on asset integrity work and to maintain production with some spend on new developments in selected countries.

CAPITAL INVESTMENT ON A CASH BASIS

($) (MILLION)

	2014	2013	2012
AUSTRALIA	3,871	5,944	5,043
BRAZIL	2,435	2,202	1,553
EGYPT	485	634	637
TANZANIA	256	362	259
UK	549	760	1,099
USA	135	102	408
OTHER	1,656	1,176	1,100

UPSTREAM	9,387	11,180	10,099
LNG SHIPPING & MARKETING	10	23	18
OTHER	5	2	9
DISCONTINUED OPERATIONS	—	10	281

Total	9,402	11,215	10,407

A description of the BG Group’s principal investments for 2014 is set out at Notes 1, 12 and 13 of the notes to the audited consolidated financial statements for the year ended 31 December 2014 which are set out in Part B of Part XI (Financial information in relation to BG and the BG Group). Note 22 of the notes to these audited consolidated financial statements contains a description of the BG Group’s commitment to further capital expenditure and investments. Capital investment on a cash basis in 2014 was $9,402 million.

A description of the BG Group’s principal investments for 2013 is set out at Notes 1, 12 and 13 of the notes to the audited consolidated financial statements for the year ended 31 December 2013 which are set out in Part B of Part XI (Financial information in relation to BG and the BG Group). Note 22 of the notes to these audited consolidated financial statements contains a description of the BG Group’s commitment to further capital expenditure and investments. Capital investment on a cash basis in 2013 was $11,215 million.

A description of the BG Group’s principal investments for 2012 is set out at Notes 1, 12 and 13 of the notes to the audited consolidated financial statements for the year ended 31 December 2012 which are set out in Part B of Part XI (Financial information in relation to BG and the BG Group). Note 24 of the notes to these audited consolidated financial statements contains a description of the BG Group’s commitment to further capital expenditure and investments. Capital investment on a cash basis in 2012 $10,407 million.

Capital investment on a cash basis in the first nine months of 2015 was $4,655 million. The BG Group’s unaudited consolidated financial statements for the nine months ended 30 September 2015 contain further information on such capital expenditure and are set out in full in Part B of Part XI (Financial information in relation to BG and the BG Group).

In 2015, the BG Group took FID in relation to a two-year, AUD 1.7 billion development as part of the continuous development of tenements in the Surat Basin to sustain gas supply to both domestic customers and QCLNG. The BG Group has a 73.75% interest in the relevant gas tenements and its share of the investment is within the BG Group’s previously disclosed capital expenditure programme. The development, known as Charlie, involves the construction of 300-400 wells, a large field compression station and associated pipelines and facilities which will feed into existing gas processing and water infrastructure at Woleebee Creek.

BG’s capital investment is generally financed through its own cash resources and, in some cases, third party debt.

7.	PROPERTY, PLANT AND EQUIPMENT

The BG Group has material tangible fixed assets in Australia relating to the QCLNG liquefaction plant and the associated common facilities.

In each of its businesses, the BG Group typically owns or controls, generally through licences or other contractual arrangements or via long-term leases, the property, plant and equipment necessary to its operations. A description of the BG Group’s investment in property, plant and equipment as at

31 December 2014 is set out at Note 12 of the notes to the audited consolidated financial statements for the year ended 31 December 2014 which are set out in Part B of Part XI (Financial information in relation to BG and the BG Group) and pages 19 and 21 of the BG Q3 2015 Results, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information). Note 22 of the notes to the audited consolidated financial statements for the year ended 31 December 2014 which are set out in Part B of Part XI (Financial information in relation to BG and the BG Group) contains a description of the BG Group’s commitment to property, plant and equipment as at 31 December 2014.

A description of the environmental issues that may affect the BG Group’s utilisation of its tangible fixed assets is set out at pages 16 and 17 of the BG 2014 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

8.	RESEARCH AND DEVELOPMENT

In 2014, the BG Group invested $90 million in research and development projects. In May 2014, the BG Group and Imperial College London founded the Sustainable Gas Institute, a collaborative centre for research, technology and education in gas sustainability, with the BG Group committing to fund $15 million over five years. The BG Group also committed to fund an additional 100 Science Without Borders scholarships in support of the Brazilian government’s flagship initiative. The multidisciplinary technology hubs continued to deliver research and development projects and execute field trials to support carbonate reservoir evaluation in Brazil, coal seam gas operations in Australia and the BG Group’s exploration activities. At the end of 2014, approximately $185 million was committed in contracted research and development projects of up to five years’ duration.

In 2013, the BG Group invested $77 million in research and development. It invested more than $20 million in total in two major projects: South America’s first academic supercomputer to support the Full Waveform Inversion seismic project and development of an Enhanced Oil Recovery laboratory at the Federal University of Rio de Janeiro. An agreement was signed with FAPESP, Brazil’s leading funding agency for scientific research, to select proposals from university consortia to build a Research Centre for Gas Innovation in São Paulo state, demonstrating support for joint university and industry research. In addition, several large projects were initiated with the Brasilian Institute of Robotics and Imperial College London. In total, by the end of 2013, more than $300 million of projects had been contracted or approved. The BG Group continued its increasing technology investment in Brazil as part of the R&D Levy Framework.

In 2012, the BG Group invested $52 million in research and development. The focus areas were coal seam gas operations and drilling optimisation, carbon management and gas utilisation and research to support the BG Group’s exploration activities and to improve understanding of carbonate fields. A key milestone was the establishment of the first Science without Borders BG Group fellowship programme in Brazil.

9.	INTELLECTUAL PROPERTY

Each of the three LNG export projects in which the BG Group has an interest (namely, Atlantic LNG, Egyptian LNG and QCLNG) uses the ConocoPhillips Optimized Cascade® process. ConocoPhillips has granted the necessary licences for proprietary liquefaction technology, patent rights and confidential information.

10.	LICENCES AND OPERATING AGREEMENTS

In the BG Group’s Upstream activities, in each of the countries in which it is present, the BG Group operates under a licence agreement with the host government and/or partners with the NOC and/or other IOCs. These licences generally take the form of concession agreements setting out the duration and terms of the exploration and production periods and are generally a tax/royalty scheme or production sharing contract.

In the BG Group’s LNG activities, the BG Group has a portfolio of long-term supply contracts which generally have a term of approximately 20 years. The BG Group also has a portfolio of sales contracts which also generally have a term of approximately 20 years.

While the BG Group’s business or profitability is not dependent on a single licence or contract, the following upstream licences could potentially be considered to be material to the profitability of the BG Group, taken as a whole:

•	the BM-S-9 licence, in which the BG Group holds a 30% interest, relating to the Sapinhoá field (among others) within the Santos Basin, offshore Brazil. Net production under this licence in 2014 was 28.4 kboepd and the current phase of the licence expires in 2038 in respect of the Sapinhoá field and in 2040 in respect of the Lapa field;

•	the BM-S-11 licence, in which the BG Group holds a 25% interest, relating to the Lula field (among others) within the Santos Basin, offshore Brazil. Net production under this licence in 2014 was 48.9 kboepd and the current phase of the licence expires in 2037 in respect of each of the Lula field and the Iracema area and in 2041 in respect of the Berbigão, Sururu and Atapú West fields;

•	the Karachaganak licence, in which the BG Group is a joint operator and holds a 29.25% interest, relating to the Karachaganak gas condensate field in Kazakhstan. Net production under this licence in 2014 was 84.9 kboepd and the current phase of the licence expires in 2037; and

•	the licences relating to the Buzzard field within the central North Sea, UK, (P.0928 and P.0986), in each of which the BG Group holds a 21.73% interest. Net production under these licences in 2014 was 34.0 kboepd. The current phase of the P.0928 licence expires in 2031 and the current phase of the P.0986 licence expires in 2034.

The BG Group also has a highly competitive and flexible LNG business, with a diverse portfolio of supply and market positions. The BG Group’s customers are supplied from its global portfolio of LNG, with multiple production sources around the world, including the following sources (the supply contracts relating to which could potentially be considered to be material to the profitability of the BG Group, taken as a whole):

•	Atlantic LNG Trains 2, 3 and 4, Trinidad and Tobago, under which the total supply to the BG Group is 3.6 mtpa;

•	Equatorial Guinea LNG, under which the total supply to the BG Group is 3.3 mtpa;

•	Nigeria LNG Trains 4 and 5, under which the total supply to the BG Group is 2.3 mtpa; and

•	QCLNG, Australia, under which the total supply to the BG Group is 8.0 mtpa.

The BG Group’s customers are not tied to the output of a single LNG plant, which gives the BG Group the opportunity to maximise the value of the overall portfolio. There are a number of LNG sale and purchase agreements that support the LNG business, including into China, Chile, Japan and Singapore.

Except as disclosed in paragraph 10 of Part XVII (Additional information) or above, there are no other patents or licences or industrial, commercial or financial contracts which are material to the business or profitability of the BG Group, taken as a whole.

11.	EMPLOYEES

In 2014, the BG Group employed an average of 5,143 employees in more than 20 countries and from around 70 nationalities. The following table sets out the average number of employees for 2014 and the two preceding years by business segment and geographical area.

EMPLOYEES BY BUSINESS SEGMENT (AVERAGE NUMBER DURING THE YEAR)

	2014	2013	2012
UPSTREAM	4,779	4,887	4,664
LNG SHIPPING & MARKETING	364	361	437
DISCONTINUED OPERATIONS	—	288	1,467
Total	5,143	5,536	6,568

EMPLOYEES BY GEOGRAPHICAL AREA (AVERAGE NUMBER DURING THE YEAR)

	2014	2013	2012
AUSTRALIA	1,353	1,138	869
AFRICA	637	597	601
ASIA	563	773	1,077
NORTH AMERICA AND THE CARIBBEAN	850	826	860
SOUTH AMERICA	305	283	1,133
EUROPE	1,435	1,919	2,029
Total	5,143	5,536	6,568

PART IX

FINANCIAL INFORMATION IN RELATION TO SHELL AND THE SHELL GROUP

PART A

Selected historical financial information relating to the Shell Group

The selected financial information for the Shell Group set out below has been extracted without material adjustment from the historical financial information incorporated by reference as set out in Part B of this Part below. Investors should read the whole of this Prospectus before taking any action in respect of the Combination and should not rely solely on the summarised information in this Part A.

1.	CONSOLIDATED INCOME STATEMENT

The table below sets out certain consolidated income statement information of the Shell Group for the three years ended 31 December 2014, 31 December 2013 and 31 December 2012 (which is audited) and for the nine months ended 30 September 2015 (which is unaudited) and, for comparative purposes, financial information for the nine months ended 30 September 2014 (which is unaudited), prepared in accordance with IFRS as adopted by the EU. As applied to the Shell Group in the consolidated income statement below, there are no material differences from IFRS as issued by the IASB; therefore, the consolidated income statement has been prepared in accordance with IFRS as issued by the IASB.

CONSOLIDATED INCOME STATEMENT

($) (MILLION, UNLESS OTHERWISE STATED)

	Nine months to 30 September (unaudited)		Year ended 31 December (audited)
	2015	2014	2014	2013	2012
	(As reported)	(As reported)	(As reported)	(As reported)	(Restated)[A]	(As reported)
Revenue	206,814	328,731	421,105	451,235	467,153	467,153
Share of profit of joint ventures and associates	2,734	5,298	6,116	7,275	8,948	8,948
Interest and other income	2,432	3,149	4,123	1,089	5,599	5,599
Total revenue and other income	211,980	337,178	431,344	459,599	481,700	481,700
Purchases	151,478	253,638	327,278	353,199	369,725	369,725
Production and manufacturing expenses	20,580	22,573	30,038	28,386	26,215	26,280
Selling, distribution and administrative expenses	8,866	10,539	13,965	14,675	14,465	14,616
Research and development	796	859	1,222	1,318	1,307	1,314
Exploration	5,170	2,901	4,224	5,278	3,104	3,104
Depreciation, depletion and amortisation[B]	21,433	19,508	24,499	21,509	14,615	14,615
Interest expense	1,369	1,374	1,804	1,642	1,757	1,757
Income before taxation	2,288	25,786	28,314	33,592	50,512	50,289
Taxation	1,030	11,474	13,584	17,066	23,552	23,449
Income for the period	1,258	14,312	14,730	16,526	26,960	26,840
Income attributable to non-controlling interest	258	33	(144)	155	248	248
Income attributable to Shell shareholders	1,000	14,279	14,874	16,371	26,712	26,592

Upstream earnings	(5,330)	13,196	15,841	12,638	22,244	22,162
Downstream earnings	7,741	1,867	3,411	3,869	5,382	5,350
Corporate earnings	(130)	(124)	(156)	372	(203)	(209)
Total segment earnings	2,281	14,939	19,096	16,879	27,423	27,303

Basic earnings per share	$0.16	$2.26	$2.36	$2.60	$4.27	$4.25
Diluted earnings per share	$0.16	$2.26	$2.36	$2.60	$4.26	$4.24

[A] Revised IAS 19 Employee Benefits was adopted on 1 January 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. These changes were retrospectively applied to the comparative period (the year ended 31 December 2012) as included in the financial statements for the year ended 31 December 2013.

[B] The depreciation, depletion and amortisation line item includes net impairment charges of $8,510 million for the nine months to 30 September 2015, $6,119 million for the nine months to 30 September 2014, $6,632 million for the year ended 31 December 2014, $5,410 million for the year ended 31 December 2013 and $1,097 million for the year ended 31 December 2012.

2.	CONDENSED CONSOLIDATED BALANCE SHEET

The table below sets out certain consolidated balance sheet information of the Shell Group for the three years ended 31 December 2014, 31 December 2013 and 31 December 2012 (which is audited) and for the nine months ended 30 September 2015 (which is unaudited) and, for comparative purposes, financial information for the nine months ended 30 September 2014 (which is unaudited), prepared in accordance with IFRS as adopted by the EU. As applied to the Shell Group in the consolidated balance sheet below, there are no material differences from IFRS as issued by the IASB; therefore, the condensed consolidated balance sheet has been prepared in accordance with IFRS as issued by the IASB.

CONDENSED CONSOLIDATED BALANCE SHEET

($) (MILLION)

	As at 30 September (unaudited)		As at 31 December (audited)
	2015	2014	2014	2013	2012
	(As reported)	(As reported)	(As reported)	(As reported)	(Restated)[A]	(As reported)
Assets
Intangible assets	6,300	7,135	7,076	4,394	4,470	4,470
Property, plant and equipment	181,681	190,842	192,472	191,897	172,293	172,293
Joint ventures and associates	30,940	33,316	31,558	34,613	38,350	38,350
Investments in securities	3,573	4,592	4,115	4,715	4,867	4,867
Deferred tax	10,258	7,465	8,131	5,785	4,288	4,045
Retirement benefits	2,366	2,405	1,682	3,574	2,301	12,575
Trade and other receivables	8,331	8,255	8,304	9,191	8,991	8,991
Non-current assets	243,449	254,010	253,338	254,169	235,560	245,591

Inventories	19,276	27,318	19,701	30,009	30,781	30,781
Trade and other receivables	49,130	59,056	58,470	63,638	65,403	65,403
Cash and cash equivalents	31,846	19,027	21,607	9,696	18,550	18,550
Current assets	100,252	105,401	99,778	103,343	114,734	114,734

Total assets	343,701	359,411	353,116	357,512	350,294	360,325

Liabilities
Debt	50,438	37,065	38,332	36,218	29,921	29,921
Trade and other payables	4,510	3,735	3,582	4,065	4,175	4,175
Deferred tax	9,935	12,970	12,052	11,943	10,312	15,590
Retirement benefits	14,557	14,064	16,318	11,182	15,290	6,298
Decommissioning and other provisions	25,110	22,156	23,834	19,698	17,435	17,435
Non-current liabilities	104,550	89,990	94,118	83,106	77,133	73,419

Debt	5,149	5,917	7,208	8,344	7,833	7,833
Trade and other payables	55,230	65,741	64,864	70,112	72,839	72,839
Taxes payable	10,378	13,181	9,797	11,173	12,684	12,684
Retirement benefits	359	364	377	382	402	402
Decommissioning and other provisions	5,553	3,226	3,966	3,247	3,221	3,221
Current liabilities	76,669	88,429	86,212	93,258	96,979	96,979

Total liabilities	181,219	178,419	180,330	176,364	174,112	170,398

Equity attributable to Shell shareholders	161,348	180,002	171,966	180,047	174,749	188,494
Non-controlling interest	1,134	990	820	1,101	1,433	1,433
Total equity	162,482	180,992	172,786	181,148	176,182	189,927

Total liabilities and equity	343,701	359,411	353,116	357,512	350,294	360,325

[A] Revised IAS 19 Employee Benefits was adopted on 1 January 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. These changes were retrospectively applied to the comparative period (the year ended 31 December 2012) as included in the financial statements for the year ended 31 December 2013.

3.	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

The table below sets out certain consolidated cash flow information of the Shell Group for the three years ended 31 December 2014, 31 December 2013 and 31 December 2012 (which is audited) and for the nine months ended 30 September 2015 (which is unaudited) and for comparative purposes, financial information for the nine months ended 30 September 2014 (which is unaudited), prepared in accordance with IFRS as adopted by the EU. As applied to the Shell Group in the consolidated statement of cash flows below, there are no material differences from IFRS as issued by the IASB; therefore, the condensed consolidated statement of cash flows has been prepared in accordance with IFRS as issued by the IASB.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

($) (MILLION)

	Nine months to 30 September (unaudited)		Year ended 31 December (audited)
	2015	2014	2014	2013	2012
	(As reported)	(As reported)	(As reported)	(As reported)	(As reported)
Net cash from operating activities	24,387	35,436	45,044	40,440	46,140
Net cash used in investing activities	(16,221)	(12,977)	(19,657)	(40,146)	(28,453)
Net cash used in financing activities	2,553	(12,713)	(12,790)	(8,978)	(10,630)
Currency translation differences relating to cash and cash equivalents	(480)	(415)	(686)	(170)	201
Increase/(decrease) in cash and cash equivalents	10,239	9,331	11,911	(8,854)	7,258
Cash and cash equivalents at beginning of period	21,607	9,696	9,696	18,550	11,292
Cash and cash equivalents at end of period	31,846	19,027	21,607	9,696	18,550

PART B

Historical financial information relating to the Shell Group

The audited consolidated financial statements of the Shell Group for the financial years ended 31 December 2014, 31 December 2013 and 31 December 2012 included in the Shell 2014 Annual Report, the Shell 2013 Annual Report and the Shell 2012 Annual Report, together with the auditors’ reports thereon and notes thereto, are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information). Each of these consolidated financial statements was prepared in accordance with IFRS as adopted by the EU. As applied to the Shell Group in these consolidated financial statements, there are no material differences from IFRS as issued by the IASB; therefore, these consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Each of the consolidated financial statements was audited by PwC and the audit report for each such financial year was unqualified. PwC is a member firm of the Institute of Chartered Accounts in England and Wales.

The unaudited consolidated financial statements of the Shell Group in the interim results for the nine months ended 30 September 2015 and 30 September 2014 included in the Shell Q3 2015 Results, together with the notes thereto, are also incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information). Each of these consolidated financial statements was prepared in accordance with IFRS as adopted by the EU. As applied to the Shell Group in these consolidated financial statements, there are no material differences from IFRS as issued by the IASB; therefore, these consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

PART C

Capitalisation and indebtedness

The following tables show the capitalisation and indebtedness of the Shell Group at 30 September 2015.

CAPITALISATION AND INDEBTEDNESS[A][B]

($) (MILLION)

As at 30 September 2015
Total current debt	5,149

Total non-current debt	50,438

Total debt[C]	55,587

Share capital	543

Shares held in trust	(566)

Other reserves[D]	(18,955)

Shareholders’ equity[E]	(18,978)

[A] This statement of indebtedness has been prepared under IFRS using policies which are consistent with those used in preparing the Shell Group’s financial statements for the nine months ended 30 September 2015.

[B] The information is unaudited.

[C] Of total debt, $50.2 billion was unsecured and $5.4 billion was secured. Of total debt, $46.4 billion issued under the EMTN programme and US shelf registration by Shell International Finance B.V., a wholly-owned subsidiary of Shell, is underwritten by guarantees issued by Shell. Bank and other borrowings are raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets.

[D] Other reserves include the merger reserve, share premium reserve, capital redemption reserve, share plan reserve and accumulated other comprehensive income reserve.

[E] Shareholders’ equity does not include the profit and loss account reserve.

The following table sets out the net consolidated financial indebtedness of the Shell Group as at 30 September 2015.

NET INDEBTEDNESS[A] [B]

($) (MILLION)

As at 30 September 2015
Cash	4,204
Cash equivalents	27,642
Trading securities	281
Total liquidity	32,127

Current bank debt	984
Current portion of non-current debt	3,640
Other current financial debt[C]	525
Current financial debt	5,149

Net current financial indebtedness	(26,978)
Non-current bank loans	464
Bonds issued	44,115
Other non-current financial debt[C]	5,859

Non-current financial indebtedness	50,438

Net financial funds	23,460

[A] As at 30 September 2015, the Shell Group also had outstanding guarantees of $2.2 billion, of which $1.6 billion related to debt of joint ventures and associates.

[B] The indebtedness information has been prepared under IFRS using policies which are consistent with those used in preparing the Shell Group’s consolidated financial statements for the year ended 30 September 2015.

[C] As at 30 September 2015, other current and non-current financial debt mainly related to financial leases.

PART X

OPERATING AND FINANCIAL REVIEW OF THE SHELL GROUP

The operating and financial review of the Shell Group should be read in conjunction with Part II (Risk factors) and the Shell Group’s audited historical consolidated financial information for the years ended 31 December 2014, 31 December 2013 and 31 December 2012 and the unaudited historical consolidated financial information for the nine months ended 30 September 2015 and the notes related thereto. This historical consolidated financial information is incorporated into this Prospectus by reference as explained in Part B of Part IX (Financial information in relation to Shell and the Shell Group) and paragraph 20 of Part XVII (Additional information) and is available for inspection in accordance with paragraph 19 of Part XVII (Additional information).

1.	DOCUMENTS INCORPORATED BY REFERENCE

The following documents contain relevant information about the Shell Group and have been filed with, or notified to, the FCA and are available for inspection in accordance with paragraph 19 of Part XVII (Additional information): (i) the Shell 2014 Annual Report; (ii) the Shell 2013 Annual Report; (iii) the Shell 2012 Annual Report; (iv) the Shell Q3 2015 Results; (v) the Shell Q2 2015 Results; and (vi) the Shell Q1 2015 Results.

Subject to the following sentence, the tables below set out the sections of these documents which are incorporated by reference into, and form part of, this Part. The operating and financial review of the Shell Group is a discussion and analysis of the Shell Group’s past performance and, to the extent that any of the sections referred to in the tables below contain outlook information and other forward looking statements, such statements shall not be incorporated by reference into this Prospectus.

2.	INFORMATION INCORPORATED BY REFERENCE FROM THE SHELL 2014 ANNUAL REPORT

The following pages are incorporated by reference from the Shell 2014 Annual Report.

Information	Pages
Chairman’s message	6
Chief Executive Officer’s review	7 – 8
Business overview	9 – 10
Risk factors	11 – 14
Strategy	15
Market overview	16 – 17
Summary of results	18 – 19
Performance indicators	20 – 21
Selected financial data	22
Upstream	23 – 39
Downstream	40 – 46
Corporate	47
Liquidity and capital resources	48 – 51
Environment and society	52 – 56
Our people	56 – 57
The Board of Royal Dutch Shell plc	58 – 60
Senior Management	61
Directors’ Report	62 – 64
Corporate governance	65 – 75
Audit Committee Report	76 – 78
Directors’ Remuneration Report	79 – 98
Independent auditors’ report	99 – 104
Report of independent registered public accounting firm	105
Consolidated statement of income	107
Consolidated statement of comprehensive income	107
Consolidated balance sheet	108
Consolidated statement of changes in equity	109
Consolidated statement of cash flows	110

Information	Pages
Notes to the consolidated financial statements	111 –141
Supplementary information – oil and gas (unaudited)	142 –159
Additional information – shareholder information	179 –185
Section 13(r) of the US Securities Exchange Act of 1934 disclosure	185
Non-GAAP measures reconciliations	186

3.	INFORMATION INCORPORATED BY REFERENCE FROM THE SHELL 2013 ANNUAL REPORT

The following pages are incorporated by reference from the Shell 2013 Annual Report.

Information	Pages
Chairman’s message	6
Chief Executive Officer’s review	7 – 8
Business overview	9 – 10
Risk factors	11 – 14
Strategy	15
Market overview	16 – 17
Summary of results	18 – 19
Performance indicators	20 – 21
Selected financial data	22
Upstream	23 – 39
Downstream	40 – 46
Corporate	47
Liquidity and capital resources	48 – 51
Our people	52 – 53
Environment and society	54 – 57
The Board of Royal Dutch Shell plc	58 – 59
Senior Management	60
Directors’ Report	61 – 63
Corporate governance	64 – 73
Audit Committee Report	74 – 75
Directors’ Remuneration Report	76 – 95
Independent auditors’ report	97 – 99
Report of independent registered public accounting firm	100
Consolidated statement of income	101
Consolidated statement of comprehensive income	101
Consolidated balance sheet	102
Consolidated statement of changes in equity	103
Consolidated statement of cash flows	104
Notes to the consolidated financial statements	105 –139
Supplementary information – oil and gas (unaudited)	140 –158
Additional information – shareholder information	179 –185
Section 13(r) of the US Securities Exchange Act of 1934 disclosure	186

4.	INFORMATION INCORPORATED BY REFERENCE FROM THE SHELL 2012 ANNUAL REPORT

The following pages are incorporated by reference from the Shell 2012 Annual Report.

Information	Pages
Chairman’s message	5
Chief Executive Officer’s review	6 – 7
Performance indicators	8 – 9
Selected financial data	10
Business overview	11 – 12
Risk factors	13 – 15
Summary of results and strategy[16]	16 – 19

[16]	As noted in paragraph 1 of this Part, the entire section entitled “Outlook” on page 18 of the Shell 2012 Annual Report is not incorporated into this Part.

Information	Pages
Upstream	20 – 34
Downstream	35 – 40
Corporate	41
Liquidity and capital resources	42 – 45
Our people	46
Environment and society	47 – 50
Section 13(r) of the US Securities Exchange Act of 1934 disclosure	51
The Board of Royal Dutch Shell plc	52 – 54
Senior Management	55
Directors’ Report	56 – 59
Directors’ Remuneration Report	60 – 76
Corporate governance	77 – 88
Additional shareholder information	89 – 95
Independent auditors’ report	96
Report of independent registered public accounting firm	97
Consolidated statement of income	99
Consolidated statement of comprehensive income	99
Consolidated balance sheet	100
Consolidated statement of changes in equity	101
Consolidated statement of cash flows	102
Notes to the consolidated financial statements	103 –137
Supplementary information – oil and gas (unaudited)	138 –156

5.	INFORMATION INCORPORATED BY REFERENCE FROM THE SHELL Q3 2015 RESULTS

The following pages are incorporated by reference from the Shell Q3 2015 Results.

6.	INFORMATION INCORPORATED BY REFERENCE FROM THE SHELL Q2 2015 RESULTS

The following pages are incorporated by reference from the Shell Q2 2015 Results.

7.	INFORMATION INCORPORATED BY REFERENCE FROM THE SHELL Q1 2015 RESULTS

The following pages are incorporated by reference from the Shell Q1 2015 Results.

PART XI

FINANCIAL INFORMATION IN RELATION TO BG AND THE BG GROUP

PART A

Selected historical financial information relating to the BG Group

The selected financial information for the BG Group set out in this Part A has been extracted without material adjustment from the historical financial information set out in Part B of this Part. Investors should read the whole of this Prospectus before taking any action in respect of the Combination and not rely solely on the summarised information in this Part A.

1.	CONSOLIDATED INCOME STATEMENT

The table below sets out certain consolidated income statement information relating to the BG Group for the three years ended 31 December 2014, 31 December 2013 and 31 December 2012 (which is audited) and financial information for the nine months ended 30 September 2015 (which is unaudited) and, for comparative purposes, financial information for the nine months ended 30 September 2014 (which is unaudited), prepared in accordance with IFRS as adopted by the EU.

CONSOLIDATED INCOME STATEMENT

($) (MILLION, UNLESS OTHERWISE STATED)

	Nine months to 30 September (unaudited)			Year ended 31 December (audited)
	2015	2014		2014	2013	2012
	(As reported)	(Re-presented)[A]	(As reported)	(As reported)	(As reported)	Restated[B]	(As reported)
Revenue	11,927	15,083	15,083	19,289	19,192	18,933	18,933
Other operating income	91	446	446	660	119	267	267
Group revenue and other operating income	12,018	15,529	15,529	19,949	19,311	19,200	19,200
Operating costs	(10,335)	(10,186)	(10,186)	(13,572)	(11,827)	(11,355)	(11,358)
Profits and losses on disposal of non-current assets and impairments	2,478	836	836	(8,120)	(3,817)	(1,651)	(1,651)
Share of post-tax results from joint ventures and associates	108	176	—	—	—	—	—
Operating profit/(loss)	4,269	6,355	6,179	(1,743)	3,667	6,194	6,191
Finance income	126	92	92	153	169	222	222
Finance costs	(255)	(443)	(443)	(906)	(283)	(360)	(336)
Share of post-tax results from joint ventures and associates	—	—	176	166	336	289	289
Profit/(loss) before taxation	4,140	6,004	6,004	(2,330)	3,889	6,345	6,366
Taxation	(1,783)	(2,025)	(2,025)	1,279	(1,684)	(3,052)	(3,057)
Profit/(loss) for the year from continuing operations	2,357	3,979	3,979	(1,051)	2,205	3,293	3,309
Profit for the year from discontinued operations	6	7	7	7	245	1,324	1,304
Profit/(loss) for the year	2,363	3,986	3,986	(1,044)	2,450	4,617	4,613
Profit attributable to non-controlling interest	—	—	—	—	9	94	94
Profit/(loss) attributable to BG shareholders	2,363	3,986	3,986	(1,044)	2,441	4,523	4,519
Basic earnings per share	$0.693	$1.170	$1.170	$(0.306)	$0.717	$1.332	$1.331
Diluted earnings per share	$0.689	$1.164	$1.164	$(0.306)	$0.714	$1.324	$1.323

[A] From 1 January 2015, BG Group presents the post-tax results of joint ventures and associates within operating profit. Comparative information has been re-presented here for consistency.

[B] Revised IAS 19 Employee Benefits was adopted on 1 January 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. These changes were retrospectively applied to the comparative period (the year ended 31 December 2012) as included in the financial statements for the year ended 31 December 2013.

2.	CONSOLIDATED BALANCE SHEET

The table below sets out certain consolidated balance sheet information relating to the BG Group for the three years ended 31 December 2014, 31 December 2013 and 31 December 2012 (which is audited) and financial information for the nine months ended 30 September 2015 (which is unaudited) and, for comparative purposes, financial information for the nine months ended 30 September 2014 (which is unaudited), prepared in accordance with IFRS as adopted by the EU.

CONDENSED CONSOLIDATED BALANCE SHEET

($) (MILLION)

	As at 30 September (unaudited)		As at 31 December (audited)
	2015	2014	2014	2013	2012
	(As reported)	(As reported)	(As reported)	(As reported)	(Restated)[B]	(As reported)
Assets
Goodwill and other intangible assets[A]	3,359	4,231	3,135	3,889	4,493	4,493
Property, plant and equipment	36,179	44,960	35,855	42,225	43,925	43,925
Investments	4,041	3,597	3,547	2,933	2,488	2,488
Deferred tax assets	2,837	1,260	3,949	1,397	821	778
Trade and other receivables	1,077	898	1,068	777	896	896
Retirement benefit surplus	213	—	—	—	—	—
Commodity contracts and other derivative financial instruments	252	515	287	623	532	532
Non-current assets	47,958	55,461	47,841	51,844	53,155	53,112
Inventories	1,175	1,143	1,194	838	792	792
Trade and other receivables	4,116	5,870	5,042	6,900	6,369	6,369
Current tax receivable	154	72	151	77	25	25
Commodity contracts and other derivative financial instruments	134	192	235	107	129	129
Cash and cash equivalents	6,324	4,267	5,295	6,208	4,434	4,434
Current assets	11,903	11,544	11,917	14,130	11,749	11,749
Assets classified as held for sale	—	181	2,088	—	386	386
Total assets	59,861	67,186	61,846	65,974	65,290	65,247
Liabilities
Borrowings	(416)	(60)	(1,586)	(475)	(1,064)	(1,064)
Trade and other payables	(4,133)	(5,381)	(4,768)	(5,631)	(5,301)	(5,301)
Current tax liabilities	(1,105)	(1,803)	(1,412)	(1,831)	(1,377)	(1,377)
Commodity contracts and other derivative financial instruments	(160)	(151)	(128)	(297)	(423)	(423)
Current liabilities	(5,814)	(7,395)	(7,894)	(8,234)	(8,165)	(8,165)
Borrowings	(15,276)	(15,898)	(15,921)	(17,054)	(14,443)	(14,443)
Trade and other payables	(168)	(126)	(136)	(150)	(123)	(123)
Commodity contracts and other derivative financial instruments	(606)	(92)	(253)	(173)	(347)	(347)
Deferred tax liabilities	(3,114)	(4,028)	(2,946)	(4,120)	(4,636)	(4,636)
Retirement benefit liability	(70)	(119)	(258)	(168)	(288)	(99)
Provisions for other liabilities and charges	(5,327)	(4,336)	(5,235)	(4,115)	(4,182)	(4,182)
Non-current liabilities	(24,561)	(24,599)	(24,749)	(25,780)	(24,019)	(23,830)
Liabilities associated with assets classified as held for sale	—	(291)	(63)	—	(158)	(158)
Total liabilities	(30,375)	(32,285)	(32,706)	(34,014)	(32,342)	(32,153)
Net assets	29,486	34,901	29,140	31,960	32,948	33,094

[A] Goodwill and Other Intangibles line items were combined in the BG 2014 Annual Report, but were shown separately in earlier years. In the table above, the amounts have been combined for the relevant financial period.

[B] Revised IAS 19 Employee Benefits was adopted on 1 January 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. These changes were retrospectively applied to the comparative period (the year ended 31 December 2012) as included in the financial statements for the year ended 31 December 2013.

3.	CONSOLIDATED STATEMENT OF CASH FLOWS

The table below sets out certain consolidated cash flow information relating to the BG Group for the three years ended 31 December 2014, 31 December 2013 and 31 December 2012 (which is audited) and financial information for the nine months ended 30 September 2015 (which is unaudited) and, for comparative purposes, financial information for the nine months ended 30 September 2014 (which is unaudited), prepared in accordance with IFRS as adopted by the EU.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

($) (MILLION)

	Nine months to 30 September (unaudited)		Year ended 31 December (audited)
	2015	2014	2014	2013	2012
	(As reported)	(As reported)	(As reported)	(As reported)	(As reported)
Net cash from operating activities	2,728	5,723	7,399	7,817	7,995
Net cash used in investing activities	726	(5,887)	(8,216)	(6,282)	(6,895)
Net cash used in financing activities	(2,485)	(1,764)	(91)	169	(209)
Increase/(decrease) in cash and cash equivalents	969	(1,928)	(908)	1,704	891
Cash and cash equivalents at beginning of period	5,295	6,208	6,208	4,520	3,601
Effect of foreign exchange rate changes	60	(13)	(5)	(16)	28
Cash and cash equivalents at end of period	6,324	4,267	5,295	6,208	4,520

PART B

Historical financial information relating to the BG Group

The audited consolidated financial statements of the BG Group for the financial years ended 31 December 2014, 31 December 2013 and 31 December 2012, together with the auditors’ reports thereon and notes thereto, have been extracted without material adjustment from the BG 2014 Annual Report, the BG 2013 Annual Report and the BG 2012 Annual Report (in each case as originally published) and reproduced in this Part B.

The unaudited consolidated financial statements for the nine months ended 30 September 2015, together with the notes thereto, and the comparative information for the nine months ended 30 September 2014 have been extracted without material adjustment from the BG Q3 2015 Results.

Consequently, page numbers and other references may no longer be valid. The terms used in the historical information have the meaning given to them in the relevant annual report and accounts or interim statement of results (as applicable).

HISTORICAL FINANCIAL INFORMATION RELATING TO THE BG GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2014

SECTION A

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF BG GROUP PLC

OUR OPINIONS AND CONCLUSIONS ARISING FROM OUR AUDIT

1.	Our opinion on the Financial statements

In our opinion:

•	the Financial statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 December 2014 and of the Group’s loss for the year then ended;

•	the Group’s Financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union;

•	the parent Company Financial statements have been properly prepared in accordance with IFRS as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and

•	the Financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group’s Financial statements, Article 4 of the IAS Regulation.

2.	What we have audited

We have audited the Financial statements of BG Group plc for the year ended 31 December 2014, which comprise:

•	the Consolidated income statement, the Consolidated statement of comprehensive income, the Consolidated and parent Company balance sheets, the Consolidated and parent Company statements of changes in equity, the Consolidated and parent Company cash flow statements; and

•	the Principal accounting policies and the related notes 1 to 25.

The financial reporting framework that has been applied in their preparation is applicable law and IFRS as adopted by the European Union and, as regards the parent Company Financial statements, as applied in accordance with the provisions of the Companies Act 2006.

3.	Our approach to planning our audit

UNDERSTANDING BG GROUP’S BUSINESS

Understand BG Group’s business, strategy and business model

We obtain an understanding of BG Group and the environment in which it operates by review, enquiry, analytical procedures, observation and inspection.

RISK OF MATERIAL MISSTATEMENT

Identify and assess the risks of material misstatement

We perform risk assessment procedures to provide a basis for the identification and assessment of risks of material misstatement, including those relating to significant risks (see section 4).

MATERIALITY

Determine materiality and performance materiality

When establishing our overall audit strategy, we determine materiality for the financial statements as a whole. In so doing, we make judgements about the size of misstatements that will be considered material (see section 5).

SCOPE

Determine the scope of our audit

Our scope is tailored to the particular circumstances of our audit of BG Group and is influenced by our assessed risks of material misstatement and determination of materiality (see section 6).

4.	Our assessment of risk of material misstatement

We identified the following risks that have had the greatest effect on: our overall audit strategy; our allocation of resources in the audit; and directing the efforts of the engagement team.

RISKS	OUR RESPONSE TO THESE RISKS	WHAT WE REPORTED TO THE AUDIT COMMITTEE

The recent decline in crude oil prices has had a significant impact on the Group Financial statements and disclosures. The lower outlook has resulted in material impairments of assets.

A significant judgement is oil price assumptions, both in the short and long-term.

Commodity price assumptions impact many areas of financial reporting, including estimation of oil and gas reserve volumes, impairment assessment and decommissioning provision estimates.

In 2014, around three quarters of the output of BG Group’s gas assets was sold under contracts linked to oil prices.

We therefore focused our analysis principally on oil prices.

In assessing the appropriateness of management’s oil price assumptions, we have compared their price assumptions with the latest market evidence available, including forward curves, broker’s estimates and other long-term price forecasts.

The available market evidence shows that there is a wide range of expectations as to the oil price over the next 5 years.

Beyond 2020 brokers expect prices to recover, although not to levels experienced over the last three years.

BG Group’s oil price assumptions are comfortably within the range of analyst expectations and other market data, including the range of what we understand other market participants are considering as a long-term oil price.

Estimation of oil and gas reserves requires significant judgement and assumptions by management and engineers. These estimates have a material impact on the Financial statements, particularly: impairment testing; depreciation, depletion and amortisation (DD&A); decommissioning provisions; and going concern.

There is technical uncertainty in assessing reserve quantities and complex contractual arrangements dictating BG Group’s share of reserves, particularly the Production Sharing Contracts (PSCs) and joint venture arrangements in place. This technical uncertainty is even higher in the case of unconventional hydrocarbons.

Our audit procedures have focused on management’s estimation process, including whether bias exists in the determination of reserves and resources.

Our procedures included:

•       assessing the competence and objectivity of both internal and external specialists involved in the estimation process;

•       ensuring that significant additions or reductions in proved reserves were compliant with BG Group’s Reserves and Resources Technical Standards and Guidelines;

•       testing group-wide controls over the reserves review process; and

•       discussing and ensuring that any reserve revisions were consistent with our understanding.

Based on our procedures we consider that the reserves estimations are a reasonable basis for estimating reserves in-place for impairment testing, calculating DD&A, the determination of decommissioning dates and in considering going concern.

RISKS	OUR RESPONSE TO THESE RISKS	WHAT WE REPORTED TO THE AUDIT COMMITTEE
The assessment of the existence of any indicators of impairment of the carrying amount of non-current exploration and production assets is judgemental. In the event that indicators are identified, the assessment of the recoverable amounts of the assets is also judgemental. Overall there has been a material impairment charge that has been recognised during 2014. The impairment charge has primarily been driven by the significant reduction in commodity prices and reduced outlook for the long-term assumed oil and gas prices.

The principal indicator of impairment was the decline in the oil price. We engaged our business modelling and valuation specialists to assist us in the audit of the impairment charge.

Separately, we audited the inputs to impairment models, including the commodity prices, production profiles, cash flow projections, capital expenditure, operating expenditure, risk weightings and discount rates.

Our procedures included:

•       understanding the variations in future production to historical data;

•       comparing future operating expenditure to historical expenditure and ensuring that variations are in line with our expectations;

•       comparing the inflation and exchange rate assumptions to external market data; and

•       an independent assessment of the discount rate.

Based on our procedures, we believe the impairment charge is appropriate and well within an acceptable range. Furthermore, based on our audit procedures, we believe that the cash flow projections estimated are reasonable, the assumptions are supportable and the range of economic conditions that could exist over the remaining useful lives of the assets have appropriately been considered.

The overdue amount from the Egyptian government at the year end was $0.7 billion. Given the political and economic uncertainty in Egypt we continue to focus on the recoverability of this overdue amount.	We challenged management’s assessment as to the recoverability of the receivable. We gained an understanding of the local environment in Egypt and monitored its impact on operations. We confirmed the receivables balance and agreed the receipts to supporting documentation. We critically evaluated management’s assessment of the recoverability of asset balances. We considered cash received during the year, average grid take for the year, the status of price re-negotiations with the Egyptian government, general developments in Egypt, the anticipated time over which the outstanding amount is expected to be repaid and the currency that those payments are anticipated to be made in.

Based on the overall balance of the quantitative and qualitative factors, we believe that the overdue Egyptian receivable of $0.7 billion remains recoverable. In forming our view we have taken into account the significant lump sum cash payments that have been received during the year and the positive developments that have taken place during the year on price re-negotiation.

We consider the pre-tax charge of $100 million relating to the downward re-measurement of the receivable to reflect the time value of money to be appropriate.

There are material deferred tax assets recognised as at the balance sheet date. These assets primarily relate to tax losses and are	We have audited the forecast taxable profits that underpin the recognition of the deferred tax assets, in particular the taxable	We are satisfied there is sufficient certainty over the ability of the company to utilise these losses and that recognition of the

RISKS	OUR RESPONSE TO THESE RISKS	WHAT WE REPORTED TO THE AUDIT COMMITTEE

recognised on the basis that there will be taxable profit within the Group to utilise these losses. The assets are primarily in Australia, the US and the UK. The Australian element was previously unrecognised.

profits of the Australian, US and UK businesses.

Our procedures included:

•       understanding the income sources supporting the future taxable profits;

•       ensuring that the assumptions are consistent with those tested as part of the impairment testing; and

•       confirming as to whether the tax losses are restricted against the source of future profits or are required to be utilised within a certain timeframe.

related deferred tax assets is appropriate.

The Group has a number of material uncertain tax positions, which are subject to judgement in relation to interpretation of tax regulations and estimation in recording a provision for any potential cash outflow.

We considered management’s interpretation and application of relevant tax law and challenged the appropriateness of management’s assumptions and estimates in relation to uncertain tax positions.

To assist us in assessing a number of uncertain tax positions, we engaged our tax specialists to advise us on the tax technical issues in order to form a view of the risk of challenge to certain tax treatments adopted.

We believe that the amount provided by management is appropriate and well within an acceptable range.

Going concern assessment, particularly in light of the recent oil price decline and decrease in forward prices.

Our audit procedures included:

•       agreeing the assumed cash flows to the business plan, walking through the business planning process and testing the central assumptions to external data;

•       considering the impact of any delays in the receipt of cash proceeds from the Group’s asset disposals;

•       confirming, through enquiry, the consistent application of the cash flow at risk methodology to assess the sensitivity of the underlying assumptions used in the going concern review; and

•       agreeing the standby facilities to underlying agreements and assessing the concentration risk.

Based on the results of our procedures, we are of the opinion that the Group has prepared a robust assessment that has considered appropriate sensitivities and stress scenarios, in particular a delay in receiving the cash from anticipated disposals. In assessing the robustness of the assessment, we have taken assurance from the level to which oil prices would have to fall for a sustained period for the stressed scenario to become a reality.

We consider the decision to prepare the Financial statements on a going concern basis is appropriate.

5.	Our application of materiality

We apply the concept of materiality both in planning and performing our audit, and in evaluating the effect of misstatements on our audit and on the Financial statements. For the purposes of determining whether the Financial statements are free from material misstatement we define materiality as the magnitude of misstatement that makes it probable that the economic decisions of a reasonably knowledgeable person, relying on the Financial statements, would be changed or influenced.

We initially determined materiality for the Group to be $300 million (2013: $375 million), which is approximately 5% (2013: 5%) of Business Performance17 profit before tax, and approximately 1% (2013: 1%) of total equity. We have calculated materiality with reference to the Group’s Business Performance as we consider this to be one of the principal considerations for members of the Company in assessing the financial performance of the Group. This is on the basis that Business Performance excludes one-off items and fair value measurement of commodity contracts. It is the key earnings measure discussed when the Group presents the financial results. This provided a basis for determining the nature, timing and extent of risk assessment procedures, identifying and assessing the risk of material misstatement and determining the nature, timing and extent of further audit procedures. Our evaluation of materiality requires professional judgement and necessarily takes into account qualitative as well as quantitative considerations implicit in the definition.

The oil price declined significantly during the course of our audit. The significant decline was in the fourth quarter of the year and did not have a significant impact on the full year Business Performance. However, there have been a number of material impairments, which have been audited individually and in full.

On the basis of our risk assessments, together with our assessment of the Group’s overall control environment, our judgement was that overall performance materiality (i.e. our tolerance for misstatement in an individual account or balance) for the Group should be 50% (2013: 50%) of planning materiality, namely $150 million (2013: $187 million). Our objective in adopting this approach was to ensure that total uncorrected and undetected audit differences in all accounts did not exceed our materiality level of $300 million.

Audit work at individual components is undertaken based on a percentage of our total performance materiality. The performance materiality set for each component is based on the relative size of the component and our view of the risk of misstatement at that component. In the current year the range of performance materiality allocated to components was $30 million to $113 million. This is set out in more detail in section 6 below.

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $15 million (2013: $18 million), as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in the light of other relevant qualitative considerations.

6.	An overview of the scope of our audit

Our assessment of audit risk, our evaluation of materiality and our allocation of that materiality determined our audit scope. The factors that we considered when assessing the scope of the Group audit and the level of work to be performed at each location included the following: the financial significance and specific risks of the location; and the effectiveness of the control environment and monitoring activities, including Group-wide controls and recent internal audit findings.

Following our assessment of the risk of material misstatement to the Group Financial statements, we selected seven components (2013: seven) which represent the principal business units within the Group’s two reportable segments and account for 78% (2013: 80%) of the Group’s total assets and 75% (2013: 75%) of the Group’s Business Performance pre-tax profit.

[17]	‘Business Performance’ excludes discontinued operations, disposals, certain re-measurements and impairments and certain other exceptional items.

The components selected, together with the allocated performance materiality, were as follows:

Location and allocated performance materiality	$ million
Australia (full audit)	113
Brazil (specific audit procedures)	30
Egypt (specific audit procedures)	30
UK & Norway (full audit)	56
GEMS (full audit)	90
Kazakhstan (full audit)	56
Treasury (specific audit procedures)	98

Four of these locations were subject to a full audit (2013: four), whilst at the remaining three (2013: three) specific audit procedures were performed, including full audit of the accounts that were impacted by our assessed risks of material misstatement. For the remaining components, we performed other procedures to confirm there were no significant risks of material misstatement in the Group Financial statements. For those items excluded from Business Performance, primarily impairment charges, we applied a similar approach whereby our in-scope component audit teams performed audit procedures on items generated at the locations including Australia, Egypt and North Sea pre-tax impairment charges. The Group audit team performed procedures on the remaining items including the US and Tunisia pre-tax impairment charges and tax items.

The charts below illustrate the coverage obtained from the work performed by our component teams:

The Group audit team continued to follow a programme of planned visits that has been designed to ensure that the Senior Statutory Auditor visits each of the locations where the Group audit scope was focused at least once every two years and the most significant of them at least once a year. For all full audit components, in addition to the location visit, the Group audit team reviewed key working papers and participated in the component team’s planning, including the component team’s discussion of fraud and error.

7.	Our opinion on other matters prescribed by the Companies Act 2006

In our opinion:

•	the part of the Directors’ Remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Strategic report and the Directors’ report for the financial year for which the Financial statements are prepared is consistent with the Financial statements.

8.	Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under International Standards on Auditing (ISAs) (UK and Ireland) we are required to report to you if, in our opinion, information in the Annual Report and Accounts is:

•	materially inconsistent with the information in the audited Financial statements; or

•	apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group acquired in the course of performing our audit; or

•	is otherwise misleading.

In particular, we are required to consider whether we have identified any inconsistencies between our knowledge acquired during the audit and the directors’ statement that they consider the annual report is fair, balanced and understandable and whether the annual report appropriately discloses those matters that we communicated to the audit committee which we consider should have been disclosed.

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent Company Financial statements and the part of the Directors’ Remuneration report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of Directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•	the Directors’ statement, set out on page 81, in relation to going concern; and

•	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review.

9.	The scope of our report

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose.

To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

10.	The scope of our audit of the Financial statements

An audit involves obtaining evidence about the amounts and disclosures in the Financial statements sufficient to give reasonable assurance that the Financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Financial statements. In addition, we read all the financial and non-financial information in the Annual Report and Accounts to identify material inconsistencies with the audited Financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

11.	The respective responsibilities of Directors and auditor

As explained more fully in the Statement of Directors’ Responsibilities set out on page 81, the Directors are responsible for the preparation of the Financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Financial statements in accordance with applicable law and ISAs (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

ALLISTER WILSON

SENIOR STATUTORY AUDITOR

for and on behalf of Ernst & Young LLP,

Statutory Auditor

London

18 March 2015

Notes:

1.	The maintenance and integrity of the BG Group plc web site is the responsibility of the Directors; the work carried out by the auditor does not involve consideration of these matters and, accordingly, the auditor accepts no responsibility for any changes that may have occurred to the Financial statements since they were initially presented on the web site.
2.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SECTION B

PRINCIPAL ACCOUNTING POLICIES

BASIS OF PREPARATION

The Financial statements for the year ended 31 December 2014 have been prepared in accordance with International Financial Reporting Standards (IFRS), and IFRS Interpretations Committee (IFRIC) interpretations as adopted by the European Union. In addition, the Financial statements have been prepared in accordance with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The Financial statements have been prepared primarily using historical cost principles except that, as disclosed in the accounting policies below, certain items, including derivatives, are measured at fair value.

BASIS OF CONSOLIDATION

The Financial statements comprise a consolidation of the accounts of the Company and its subsidiary undertakings and incorporate the results of its share of joint ventures and associates using the equity method of accounting. All inter-company transactions are eliminated on consolidation. Consistent accounting policies have been used to prepare the consolidated Financial statements.

Most of BG Group’s exploration and production (E&P) activity is conducted through joint operations. The Group recognises its own share of the assets, liabilities, revenues, expenses and cash flows associated with these joint operations.

The results of undertakings acquired or disposed of are consolidated from or to the date when control passes to or from the Company. For the Company Financial statements only, investments in subsidiary undertakings are stated at cost less any provision for impairment.

PRESENTATION OF RESULTS

BG Group presents its results in the income statement to separately identify the contribution of disposals, certain re-measurements, impairments and certain other exceptional items in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group’s ongoing business; see note 1, page 98 and note 9, page 110.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates. BG Group believes that the accounting policies associated with reserves, impairment, depreciation, exploration expenditure, decommissioning costs and tax are the policies where changes in estimates and assumptions could have a significant impact on the Financial statements.

Reserves, commodity prices, impairment and depreciation

One factor that affects the calculation of depreciation and impairment in particular is the estimation of hydrocarbon reserves and resources. BG Group’s estimates of reserves and resources of gas and oil are reviewed and, where appropriate, updated quarterly. They are also subject to periodic review by external petroleum engineers. A number of factors impact on the amount of gas and oil reserves and resources, including the available reservoir data, commodity prices and future costs, and the amount is subject to periodic revision as these factors change. BG Group estimates that a 1% change throughout 2014 in the estimation of proved, proved developed and proved plus probable reserves associated with producing fields would have changed the 2014 depreciation charge by $24 million.

BG Group uses a range of short and long-term assumptions to determine the net present value of future cash flows for use in impairment reviews unless short-term market assumptions are more appropriate to the asset under review. Particular assumptions that impact the calculations are commodity prices, reserves estimates, exchange rates, discount rates and the value of risked exploration acreage. Pages 34 to 41 include further detail in relation to commodity prices and reserves estimates.

In 2014, the Group recognised a pre-tax impairment charge of $9.0 billion (post-tax $5.9 billion) relating to Upstream activities in Australia, Egypt and certain other assets. Of the total pre-tax impairment of $9.0 billion, $5.5 billion (post-tax $3.4 billion) resulted predominately from commodity price declines, $2.7 billion (post-tax $1.8 billion) related to the QCLNG Pipeline Pty Limited disposal and $0.8 billion (post-tax $0.7 billion) related primarily to reserves downgrades.

In Australia, the total pre-tax non-cash impairment charge was $6.8 billion (post-tax $4.5 billion) driven mainly by a reduction in the Group’s assumptions of future commodity prices and the disposal of QCLNG Pipeline Pty Limited. The impairment is sensitive to assumptions including commodity prices, foreign exchange (movements in the Australian Dollar relative to the US Dollar), timely ramp up of production, third-party gas purchases required to maintain full LNG production in both QCLNG trains, successful exploration of intangible assets and the discount rate applied to cash flow projections. Any adverse changes in these assumptions could result in an additional impairment in the next financial year.

In Egypt, the total pre-tax non-cash impairment charge was $0.8 billion (post-tax $0.7 billion), principally driven by further reserve downgrades reflecting underlying reservoir performance.

The impairment is sensitive to assumptions including the level of domestic gas diversions, the sanctioning of future investment projects, the continued repayment of the domestic receivables and the discount rate applied to cash flow projections. Any adverse changes in these assumptions could result in an additional impairment in the next financial year.

Elsewhere, the reduction in the Group’s assumptions of future commodity prices resulted in pre-tax non-cash impairment charges in the North Sea of $0.6 billion (post-tax $0.2 billion), Tunisia of $0.5 billion (post-tax $0.3 billion) and the USA of $0.2 billion (post-tax $0.1 billion). These impairments are sensitive to assumptions including commodity prices.

Egypt receivables

The Egyptian government continues to demonstrate its commitment to repay outstanding debts to the energy industry. After partial repayments of the Group’s outstanding debt during 2014, the amount owed by Egypt General Petroleum Corporation (EGPC) in respect of domestic gas sales as at 31 December 2014 was $0.9 billion (2013: $1.2 billion), of which $0.7 billion (2013: $0.5 billion) was overdue. The Group considers that the current receivable balance remains fully recoverable as cash payments from EGPC continue to be received, however in 2014 a $100 million pre-tax (post-tax $79 million) charge was recognised relating to the downward re-measurement of the receivable balance to reflect the time value of money associated with the outstanding debt based on a revised assumed repayment profile. The recoverability of the receivable balance depends on the business environment in Egypt, the Group’s continued investment plans and the volume of gas available for export, together with the outcome of ongoing negotiations with EGPC.

Exploration expenditure

Expenditure on unproved gas and oil reserves within intangible assets is reviewed at least annually to confirm the Group’s continued right and intent to explore, develop or otherwise realise value from these assets. As at 31 December 2014 BG Group held a balance of $3,014 million (2013: $3,752 million) relating to expenditure on unproved gas and oil reserves within intangible assets. Capitalised exploratory well costs included within this total amounted to $2,525 million (2013: $3,058 million). Unsuccessful exploration expenditure written off to the income statement in 2014 was $237 million (2013: $394 million). Capitalised exploratory well costs relate to areas where further work is being undertaken on geological and geophysical assessment, development design and commercial arrangements.

Decommissioning costs

The recognition and measurement of decommissioning provisions involves the use of estimates and assumptions. These include: the existence of a legal or constructive obligation to decommission, based on current legislation, contractual or regulatory requirements or best practice; the risk-free discount rate used to determine the net present value of the liability; the estimated cost of decommissioning based on internal and external engineering estimates and reports; and the payment dates of expected decommissioning costs which are uncertain and are based on economic assumptions surrounding the useful economic lives of the fields concerned. Actual costs could differ from estimated costs due to changes in legislation, regulations, technology, price levels and the expected date of decommissioning.

On the basis that all other assumptions in the calculation remain the same as at 31 December 2014, a 10% increase in the cost estimates used to assess the final decommissioning obligations would result in an increase to the decommissioning provision of circa $450 million, and a 1% increase in the discount rate would result in a decrease to the decommissioning provision of circa $800 million. These changes would be principally offset by a change in the value of the associated asset, resulting in no material change to the consolidated net assets.

Current and deferred tax

BG Group is subject to income taxes in numerous jurisdictions. There are transactions and calculations for which the ultimate tax determination is uncertain. The Group periodically evaluates situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate based on amounts expected to be paid to the tax authorities. In estimating these provisions consideration is taken of the strength of the technical arguments, the local statute of limitations, likely scope for double tax relief, and whether penalties and interest could apply.

Deferred tax assets are recognised for deductible temporary differences, unutilised tax losses and unused tax credits to the extent that realisation of the related tax benefit through future taxable income is probable. To determine the future taxable income, reference is made to the latest available profit forecasts. This requires assumptions regarding future profitability and is therefore inherently uncertain. Significant items where the Group has relied on estimates of future taxable income include a deferred tax asset in respect of the US tax group amounting to $1,298 million (2013: $1,056 million) and a deferred tax asset relating to the Australian tax group amounting to $2,167 million (2013: $nil).

SIGNIFICANT ACCOUNTING POLICIES

Exploration expenditure

BG Group uses the ‘successful efforts’ method of accounting for exploration expenditure.

Exploration expenditure, including licence acquisition costs, is capitalised as an intangible asset when incurred and certain expenditure, such as geological and geophysical exploration costs, is expensed. A review of each licence or field is carried out, at least annually, to ascertain whether commercial reserves have been discovered.

For conventional E&P activities, intangible exploration and appraisal expenditure is reclassified to property, plant and equipment on the determination of proved reserves. This is the point when exploration and appraisal activities become a development project and reflects the importance of individual well performance and reserves to conventional E&P projects. By comparison, unconventional coal seam and shale gas activities have a relatively short exploration and appraisal phase and are more focused on the average deliverability of a large number of wells over an entire licence area rather than the performance and reserves associated with individual wells. Accordingly, BG Group uses the determination of proved plus probable reserves as the point at which exploration and appraisal expenditure on unconventional E&P activities is reclassified to property, plant and equipment. This approach is consistent with the methodology used to depreciate assets associated with these activities.

Exploration expenditure transferred to property, plant and equipment is subsequently depreciated on a unit of production basis. Exploration expenditure deemed to be unsuccessful is written off to the income statement.

Depreciation and amortisation

Freehold land is not depreciated. Other property, plant and equipment, except exploration and production assets, is depreciated on a straight-line basis at rates sufficient to write off the historical cost less residual value of individual assets over their estimated useful economic lives. Asset lives and residual values are reassessed annually.

The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Plant and machinery	5 to 40 years
Motor vehicles and office equipment	up to 10 years

Exploration and production assets associated with conventional activities are depreciated from the commencement of commercial production in the fields concerned, using the unit of production method based on the proved developed reserves of those fields, except that a basis of total proved reserves is used for acquired interests and for facilities.

Exploration and production assets associated with unconventional activities, including coal seam and shale gas, are depreciated from the commencement of commercial production in the fields concerned, using the unit of production method based on proved plus probable reserves, together with the estimated future development expenditure required to develop those reserves.

Intangible assets in respect of contractual rights are recognised at cost less amortisation. They are amortised on a straight-line basis over the term of the related contract.

Changes in depreciation and amortisation estimates are dealt with prospectively.

Decommissioning costs

Where a legal or constructive obligation has been incurred, provision is made for the net present value of the estimated cost of decommissioning at the end of the producing lives of assets.

When this provision gives access to future economic benefits, an asset is recognised and then subsequently depreciated in line with the life of the underlying producing asset, otherwise the costs are charged to the income statement. The unwinding of the discount on the provision is included in the income statement within finance costs. Any changes to estimated costs or discount rates are dealt with prospectively.

Impairment of non-current assets

Non-current assets subject to depreciation or amortisation are reviewed for impairments whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Expenditure on unproved gas and oil reserves is assessed for impairment when facts and circumstances suggest that its carrying amount exceeds its recoverable amount.

Any impairment of non-current assets (excluding financial assets) is calculated as the difference between the carrying values of cash-generating units (including associated goodwill) and their recoverable amount, being the higher of the estimated value in use or fair value less costs of disposal at the date the impairment charge is recognised. Value in use represents the net present value of expected future cash flows discounted on a pre-tax basis. Fair value less costs of disposal is based on the best evidence available to the Group, and may include appropriate valuation techniques, market data or sales of comparable assets.

For the purposes of impairment testing, exploration and production assets may be aggregated into appropriate cash-generating units based on considerations including geographical location, the use of common facilities and marketing arrangements.

Financial instruments

Derivative financial instruments are initially recognised and subsequently re-measured at fair value.

Derivative financial instruments utilised by BG Group’s treasury operations include interest rate swaps, foreign currency swaps, cross-currency interest rate swaps, forward rate agreements and forward exchange contracts.

Certain derivative financial instruments are designated as hedges in line with the Group’s risk management policies. Gains and losses arising from the re-measurement of these financial instruments are either recognised in the income statement or deferred in other comprehensive income depending on the type of hedging relationship. When a hedging instrument is sold or expires, any cumulative gain or loss previously recognised in other comprehensive income remains in other comprehensive income until the hedged transaction is recognised in the income statement or is no longer expected to occur. Movements in the fair value of derivative financial instruments not included in hedging relationships are recognised in the income statement.

Loans held by the Group are initially measured at fair value and subsequently carried at amortised cost, except where they form the underlying transaction in an effective fair value hedge relationship when the carrying value is adjusted to reflect fair value movements associated with the hedged risks. Such adjustments are reported in the income statement.

Other financial instruments such as receivable balances are measured at amortised cost less impairments.

Commodity instruments

Within the ordinary course of business BG Group routinely enters into sale and purchase transactions for commodities. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of receipt or delivery of the commodity in accordance with the Group’s expected sale, purchase or usage requirements. Such contracts are not within the scope of IAS 39.

Certain commodity contracts have pricing terms that bring them into the scope of lAS 39. In addition, commodity instruments are used to manage certain price exposures in respect of optimising the timing and location of physical gas, LNG and oil commitments.

These contracts are recognised on the balance sheet at fair value with movements in fair value recognised in the income statement.

The Group uses various commodity-based derivative instruments to manage some of the risks arising from fluctuations in commodity prices. Such contracts include physical and net-settled forwards, futures, swaps and options. Where these derivatives have been designated as cash flow hedges of underlying commodity price exposures, certain gains and losses attributable to these instruments are deferred in other comprehensive income and recognised in the income statement when the underlying hedged transaction crystallises or is no longer expected to occur.

All other commodity contracts within the scope of IAS 39 are measured at fair value with gains and losses taken to the income statement. Gas and oil contracts and related derivative instruments associated with the physical purchase and re-sale of third-party gas are presented on a net basis within other operating income.

Revenue recognition

Revenue associated with E&P sales (of natural gas, crude oil and petroleum products) is recorded when title passes to the customer. Revenue from the production of natural gas and oil in which BG Group has an interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts (entitlement method).

Sales of LNG and associated products are recognised when title passes to the customer. LNG shipping revenue is recognised over the period of the relevant contract.

All other revenue is recognised when title passes to the customer.

Current and deferred income tax

The tax expense for the period comprises current and deferred tax, determined using currently enacted or substantively enacted tax laws.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

OTHER ACCOUNTING POLICIES

Property, plant and equipment excluding decommissioning assets

All property, plant and equipment is carried at depreciated historical cost. Additions represent new, or replacements of specific components of property, plant and equipment. Finance costs associated with borrowings used to finance major capital projects are capitalised up to the point at which the asset is ready for its intended use.

Inventories

Inventories, including inventories of gas, LNG and oil held for sale in the ordinary course of business, are stated at weighted average historical cost less provision for deterioration and obsolescence or, if lower, net realisable value.

Foreign currencies

The currency in which the Group presents its consolidated and parent Company Financial statements is US Dollars. The functional currency of the Company is Pounds Sterling. The exchange rates of US Dollar to Pound Sterling over the periods included in this Annual Report and Accounts are as follows:

US$/UK£ exchange rate	2014	2013	2012	2011	2010
Closing rate	1.5593	1.6563	1.6255	1.5541	1.5657
Average rate	1.6545	1.5640	1.5848	1.6079	1.5489

On consolidation, assets and liabilities denominated in currencies other than US Dollars are translated into US Dollars at closing rates of exchange. Non-US Dollar trading results of the parent Company, subsidiary undertakings, jointly controlled entities and associates are translated into US Dollars at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the year are recognised in other comprehensive income.

Any differences arising from 1 January 2003, the date of transition to IFRS, are presented as a separate component of equity.

Share capital, share premium and other reserves are translated into US Dollars at the historical rates prevailing at the date of the transaction.

Exchange differences on monetary assets and liabilities arising in individual entities are taken to the income statement, including those in respect of inter-company balances unless related to exchange differences on items that form part of a net investment in a foreign operation. These differences are taken to reserves until the related investment is disposed of. All other exchange movements are dealt with through the income statement.

Leases

Assets held under finance leases are capitalised and included in property, plant and equipment at the lower of fair value and the present value of the minimum lease payments as determined at the inception of the lease. The obligations relating to finance leases, net of finance charges in respect of future periods, are determined at the inception of the lease and included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period.

BG Group has certain long-term arrangements under which it has acquired all of the capacity of certain property, plant and equipment. In circumstances where it is considered that the Group has the majority of the risks and rewards of ownership of the plant, the arrangement is considered to contain a finance lease.

Rentals under operating leases are charged to the income statement on a straight-line basis over the lease term.

Pensions

The amount recognised on the balance sheet in respect of liabilities for defined benefit pension and post-retirement benefit plans represents the present value of the obligations offset by the fair value of plan assets.

The cost of providing retirement pensions and related benefits is charged to the income statement over the periods benefiting from the employees’ services. Current service costs are reflected in operating profit and net interest costs are reflected in finance costs in the period in which they arise. Actuarial gains and losses are recognised in full as they occur in other comprehensive income.

Contributions made to defined contribution pension plans are charged to the income statement when payable.

Share-based payments

The cost of providing share-based payments to employees is charged to the income statement over the vesting period of the related share options or share allocations. The cost is based on the fair value of the options or shares allocated and the number of awards expected to vest. The fair value of each option or share is determined using either the share price on the date of the grant or a Monte Carlo projection model, depending on the type of award. Market-related performance conditions are reflected in the fair value of the share. Non-market-related performance conditions are allowed for using a separate assumption about the number of awards expected to vest; the final charge made reflects the number actually vesting.

ACCOUNTING DEVELOPMENTS DURING 2014

IFRS 10 ‘Consolidated Financial Statements’

The IASB issued IFRS 10 in May 2011. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be consolidated. The standard also provides additional guidance to assist in the determination of control. Adoption of this standard has not had a material impact on the Group’s Financial statements.

IFRS 11 ‘Joint Arrangements’

The IASB issued IFRS 11 in May 2011. The standard aims to provide a more substance-based reflection of joint arrangements in the financial statements by focusing on the rights and obligations of the arrangement rather than the legal form. Adoption of this standard has not had a material impact on the Group’s Financial statements.

IFRS 12 ‘Disclosure of Interests in Other Entities’

The IASB issued IFRS 12 in May 2011. The standard introduces new and comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and structured entities. New and revised disclosures in accordance with this standard are presented in note 13 on page 113 and note 25 on page 130.

Other amendments

A number of other amendments to accounting standards issued by the IASB are applicable from 1 January 2014. They have not had a material impact on the Group’s Financial statements for the year ended 31 December 2014.

ACCOUNTING DEVELOPMENTS NOT YET ADOPTED

The following standards and amendments have been issued by the IASB up to the date of this report and in some cases have not yet been endorsed by the European Union.

IFRS 9 ‘Financial Instruments’

The IASB issued the final version of IFRS 9 in July 2014, which reflects all phases of the financial instruments project. IFRS 9 introduces new requirements for the classification, measurement and impairment of financial instruments and hedge accounting, and will be adopted by the Group when it becomes mandatory in the European Union. BG Group is currently reviewing the standard to determine the likely impact on the Group’s Financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

The IASB issued IFRS 15 in May 2014. The standard establishes a five-step model that will apply to revenue arising from contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. Revenue is recognised based on the consideration to which the Group expects to be entitled. IFRS 15 will be adopted by the Group when it becomes mandatory in the European Union. BG Group is currently reviewing the standard to determine the likely impact on the Group’s Financial statements.

Amendment to IFRS 11 ‘Joint Arrangements’

The IASB issued an amended IFRS 11 in May 2014. The amendment requires an acquisition of an interest in a joint operation that is a business as defined in IFRS 3, ‘Business Combinations’, to apply the relevant IFRS 3 principles for business combinations accounting, and applies to both the acquisition of an initial interest in a joint operation and the acquisition of any additional interest. The amendment will be applied prospectively by the Group when it becomes mandatory in the European Union.

Other revisions and amendments

Other revisions and amendments are not expected to have a material impact on the Group’s Financial statements.

SECTION C

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December		2014				2013
	Note	Business Performance $m	Disposals, re-measurements and impairments $m	Total $m		Business Performance $m	Disposals, re-measurements and impairments $m	Total $m
Group revenue	1	19,289	—	19,289		19,192	—	19,192
Other operating income	1, 4	257	403	660		(91)	210	119
Group revenue and other operating income	1	19,546	403	19,949		19,101	210	19,311
Operating costs	2, 4	(13,391)	(181)	(13,572)		(11,981)	154	(11,827)
Profits and losses on disposal of non-current assets and impairments	4	—	(8,120)	(8,120)		—	(3,817)	(3,817)
Operating profit/(loss)(a)	1	6,155	(7,898)	(1,743)		7,120	(3,453)	3,667
Finance income	4, 5	153	—	153		104	65	169
Finance costs	4, 5	(262)	(644)	(906)		(283)	—	(283)
Share of post-tax results from joint ventures and associates	1	222	(56)	166		336	—	336
Profit/(loss) before taxation		6,268	(8,598)	(2,330)		7,277	(3,388)	3,889
Taxation	4, 6	(2,233)	3,512	1,279		(2,903)	1,219	(1,684)
Profit/(loss) for the year from continuing operations	1, 4	4,035	(5,086)	(1,051)		4,374	(2,169)	2,205
Profit/(loss) for the year from discontinued operations	7	—	7	7		—	245	245
Profit/(loss) for the year		4,035	(5,079)	(1,044)		4,374	(1,924)	2,450
Profit attributable to:
Shareholders (earnings)	1	4,035	(5,079)	(1,044	)(b)	4,374	(1,933)	2,441 (b)
Non-controlling interest	1	—	—	—		—	9	9

		4,035	(5,079)	(1,044)		4,374	(1,924)	2,450
Earnings per ordinary share continuing operations (cents)
Basic	9	118.4	(149.2)	(30.8)		128.6	(63.8)	64.8
Diluted	9	118.4	(149.2)	(30.8)		128.0	(63.5)	64.5
Earnings per ordinary share discontinued operations (cents)
Basic		—	0.2	0.2		—	6.9	6.9
Diluted		—	0.2	0.2		—	6.9	6.9
Total earnings per ordinary share (cents)
Basic		118.4	(149.0)	(30.6)		128.6	(59.6)	71.7
Diluted		118.4	(149.0)	(30.6)		128.0	(56.6)	71.4

Total operating profit/(loss) including share of pre-tax operating results from joint ventures and associates(c)	1	6,537	(7,954)	(1,417)		7,616	(3,453)	4,163

(a)	Operating profit/(loss) is before share of results from joint venture and associates.
(b)	Comprises earnings from continuing operations of $(1,051)m (2013: $2,205m) and from discontinued operations of $7m (2013: $236m).
(c)	This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.

For information on dividends paid and proposed in the year see note 8, page 110.

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 131 form part of these accounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December	2014 $m	2013 $m
Profit/(loss) for the year	(1,044)	2,450

Items that may be reclassified to the income statement:
Fair value (losses)/gains on cash flow hedges	(71)	121
Transfers to income statement on cash flow hedges(a)	33	146
Fair value (losses)/gains on net investment hedges	(574)	198
Fair value movements on available-for-sale assets	(17)	(8)
Tax on cash flow and net investment hedges(b)	125	(90)
Currency translation adjustments(c)	(223)	(2,875)
Other items:
Re-measurement of defined benefit pension obligation	(163)	(48)
Tax on re-measurement of defined benefit pension obligation	45	—

Other comprehensive income/(charge) for the year, net of tax(d)	(845)	(2,556)

Total comprehensive income/(charge) for the year	(1,889)	(106)

Attributable to:
Shareholders	(1,889)	(115)
Non-controlling interest	—	9

	(1,889)	(106)

(a)	During 2014, a pre-tax loss of $33m (2013: $108m) was transferred from the hedging reserve to revenue to match against the underlying transactions and a pre-tax loss of $nil (2013: $38m) was transferred from the hedging reserve related to the disposal of an associate.
(b)	Includes a tax credit relating to cash flow hedges of $9m (2013: $54m charge) and a tax credit relating to net investment hedges of $116m (2013: $36m charge).
(c)	In 2014, $nil (2013: $119m gain) was transferred to the income statement as part of the profit/(Ioss) on disposal of non-US Dollar denominated operations.
(d)	Includes other comprehensive income in respect of joint ventures and associates of $(29)m (2013: $20m).

The loss for the financial year for the Company was $(6)m (2013: $1m profit). Total comprehensive income/(charge) for the Company was $(361)m (2013: $121m). As permitted by section 408 of the Companies Act 2006, no income statement or statement of comprehensive income is presented for the Company.

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 131 form part of these accounts.

BALANCE SHEETS

		The Group		The Company
as at 31 December	Note	2014 $m	2013 $m	2014 $m	2013 $m
Assets
Non-current assets
Goodwill	10	—	25	—	—
Other intangible assets	11	3,135	3,864	—	—
Property, plant and equipment	12	35,855	42,225	—	—
Investments in subsidiary undertakings	13	—	—	4,104	4,288
Investments	13	3,547	2,933	—	—
Deferred tax assets	6	3,949	1,397	2	10
Trade and other receivables	15	1,068	777	—	—
Commodity contracts and other derivative financial instruments	18	287	623	—	—

		47,841	51,844	4,106	4,298

Current assets
Inventories	14	1,194	838	—	—
Trade and other receivables	15	5,042	6,900	1,786	2,881
Current tax receivable		151	77	35	47
Commodity contracts and other derivative financial instruments	18	235	107	—	—
Cash and cash equivalents	16	5,295	6,208	—	—

		11,917	14,130	1,821	2,928

Asset classified as held for sale	7	2,088	—	—	—

Total assets		61,846	65,974	5,927	7,226

Liabilities
Current liabilities
Borrowings	17	(1,586)	(475)	—	—
Trade and other payables	19	(4,768)	(5,631)	(48)	(51)
Current tax liabilities		(1,412)	(1,831)	—	—
Commodity contracts and other derivative financial instruments	18	(128)	(297)	—	—

		(7,894)	(8,234)	(48)	(51)

Non-current liabilities
Borrowings	17	(15,921)	(17,054)	—	—
Trade and other payables	19	(136)	(150)	—	—
Commodity contracts and other derivative financial instruments	18	(253)	(173)	—	—
Deferred tax liabilities	6	(2,946)	(4,120)	—	—
Retirement benefit obligations	24	(258)	(168)	—	—
Provisions for other liabilities and charges	20	(5,235)	(4,115)	—	—

		(24,749)	(25,780)	—	—

Liabilities associated with assets classified as held for sale	7	(63)	—	—	—

Total liabilities		(32,706)	(34,014)	(48)	(51)

Net assets		29,140	31,960	5,879	7,175

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 131 form part of these accounts.

		The Group		The Company
as at 31 December	Note	2014 $m	2013 $m	2014 $m	2013 $m
Equity
Ordinary shares	21	579	579	579	579
Share premium		691	663	691	663
Hedging reserve		(7)	22	—	—
Translation reserve		(1,467)	(786)	(223)	132
Other reserves		2,710	2,710	1,203	1,203
Retained earnings		26,634	28,772	3,629	4,598

Total equity		29,140	31,960	5,879	7,175

The accounts on pages 88 to 131 were approved by the Board and signed on its behalf on 18 March 2015 by:

SIMON LOWTH

CHIEF FINANCIAL OFFICER

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 131 form part of these accounts.

STATEMENTS OF CHANGES IN EQUITY

The Group	Called up share capital $m	Share premium account $m	Hedging reserve $m	Translation reserve(a) $m	Other reserves(b) $m	Retained earnings(c) $m	Total $m	Non-controlling interest $m	Total $m
As at 1 January 2013	578	619	(191)	1,927	2,710	27,248	32,891	57	32,948

Total comprehensive income for the year	—	—	213	(2,713)	—	2,385	(115)	9	(106)

Profit for the year	—	—	—	—	—	2,441	2,441	9	2,450
Hedges, net of tax	—	—	213	162	—	—	375	—	375
Available-for-sale assets, net of tax	—	—	—	—	—	(8)	(8)	—	(8)
Defined benefit pension obligation, net of tax	—	—	—	—	—	(48)	(48)	—	(48)
Currency translation adjustments	—	—	—	(2,875)	—	—	(2,875)	—	(2,875)
Adjustment for share schemes	—	—	—	—	—	85	85	—	85
Tax in respect of share schemes(d)	—	—	—	—	—	19	19	—	19
Dividends	—	—	—	—	—	(952)	(952)	—	(952)
Disposal of non-controlling interest	—	—	—	—	—	—	—	(66)	(66)
Issue of shares(e)	1	44	—	—	—	—	45	—	45
Net purchase of own shares	—	—	—	—	—	(13)	(13)	—	(13)

As at 31 December 2013	579	663	22	(786)	2,710	28,772	31,960	—	31,960

Total comprehensive income for the year	—	—	(29)	(681)	—	(1,179)	(1,889)	—	(1,889)

Loss for the year	—	—	—	—	—	(1,044)	(1,044)	—	(1,044)
Hedges, net of tax	—	—	(29)	(458)	—	—	(487)	—	(487)
Available-for-sale assets, net of tax	—	—	—	—	—	(17)	(17)	—	(17)
Defined benefit pension obligation, net of tax	—	—	—	—	—	(118)	(118)	—	(118)
Currency translation adjustments, net of tax	—	—	—	(223)	—	—	(223)	—	(223)
Adjustment for share schemes	—	—	—	—	—	71	71	—	71
Tax in respect of share schemes(d)	—	—	—	—	—	(3)	(3)	—	(3)
Dividends	—	—	—	—	—	(1,027)	(1,027)	—	(1,027)
Issue of shares(e)	—	28	—	—	—	—	28	—	28

As at 31 December 2014	579	691	(7)	(1,467)	2,710	26,634	29,140	—	29,140

The Company	Called up share capital $m	Share premium account $m	Translation reserve $m	Other reserves(b) $m	Retained earnings $m	Total $m
As at 1 January 2013	578	619	12	1,203	5,473	7,885
Total comprehensive income for the year(f)	—	—	120	—	1	121
Adjustment for share schemes	—	—	—	—	85	85
Tax in respect of share schemes(d)	—	—	—	—	4	4
Dividends	—	—	—	—	(952)	(952)
Issue of shares(e)	1	44	—	—	—	45
Net purchase of own shares	—	—	—	—	(13)	(13)

As at 31 December 2013	579	663	132	1,203	4,598	7,175

Total comprehensive income for the year(f)	—	—	(355)	—	(6)	(361)

Adjustment for share schemes	—	—	—	—	71	71
Tax in respect of share schemes(d)	—	—	—	—	(7)	(7)
Dividends	—	—	—	—	(1,027)	(1,027)
Issue of shares(e)	—	28	—	—	—	28

As at 31 December 2014	579	691	(223)	1,203	3,629	5,879

(a)	As at 31 December 2014, includes currency translation losses of $9m (2013: $20m gains) relating to joint ventures and associates.
(b)	Other reserves, which are not distributable, represent the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the restructuring and refinancing in 1999.
(c)	As at 31 December 2014, includes retained earnings in respect of joint ventures and associates of $660m (2013: $771m).
(d)	This consists of current tax of $5m (2013: $9m) and deferred tax of $(8)m (2013: $10m) in the Group and current tax of $nil (2013: $3m) and deferred tax of $(7)m (2013: $1m) in the Company.
(e)	The issue of shares relates to amounts issued to employees under employee share option schemes for a cash consideration of $28m (2013: $45m).
(f)	Comprises loss for the year of $(6)m (2013: $1m profit) and currency translation adjustments of $(355)m (2013: $120m).

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 131 form part of these accounts.

CASH FLOW STATEMENTS

		The Group		The Company
for the year ended 31 December	Note	2014 $m	2013 $m	2014 $m	2013 $m
Profit/(loss) before taxation(a)		(2,321)	4,147	(1)	(3)
Finance income		(153)	(170)	(13)	(17)
Finance costs		906	284	—	—
Share of post-tax results from joint ventures and associates		(166)	(335)	—	—

Operating profit/(loss)		(1,734)	3,926	(14)	(20)

Depreciation of property, plant and equipment		2,788	2,946	—	—
Amortisation of other intangible assets		11	9	—	—
Share-based payments		62	74	3	11
Fair value movements in commodity-based contracts		(354)	(98)	—	—
Profits and losses on disposal of non-current assets and impairments(b)		8,120	3,576	—	—
Unsuccessful exploration expenditure written off		237	394	—	—
Decrease in provisions for liabilities and retirement benefit obligations		(94)	(129)	—	—
Movements in working capital:
Increase in inventories		(272)	(29)	—	—
Decrease/(increase) in trade and other receivables		993	(618)	—	—
Increase in trade and other payables		258	234	—	—

Cash generated/(used) by operations		10,015	10,285	(11)	(9)

Income taxes (paid)/received		(2,616)	(2,468)	8	(5)

Net cash inflow/(outflow) from operating activities		7,399	7,817	(3)	(14)

Cash flows from investing activities
Dividends received		179	147	—	—
Proceeds from disposal of subsidiary undertakings and investments(c)		800	774	—	—
Proceeds from disposal of property, plant and equipment and intangible assets(d)		55	3,827	—	—
Purchase of property, plant and equipment and intangible assets		(8,510)	(10,605)	—	—
Repayments from joint ventures and associates		41	73	—	—
Interests in subsidiaries, joint ventures and associates, and other investments		(892)	(610)	—	—
Other loan repayments		111	112	—	—

Net cash outflow from investing activities		(8,216)	(6,282)	—	—

Cash flows from financing activities
Interest paid		(620)	(675)	—	—
Interest received		64	115	—	—
Dividends paid		(1,024)	(923)	(1,024)	(923)
Net proceeds from issue of new borrowings(e)		2,086	2,713	—	—
Repayment of borrowings		(625)	(1,093)	—	—
Issue of shares		28	45	28	45
Movements in own shares		—	(13)	—	(13)
Funding movements with subsidiary		—	—	999	904

Net cash (outflow)/inflow from financing activities		(91)	169	3	13

Net (decrease)/increase in cash and cash equivalents		(908)	1,704	—	(1)

Cash and cash equivalents at 1 January	16	6,208	4,520	—	2
Effect of foreign exchange rate changes		(5)	(16)	—	(1)
Cash and cash equivalents at 31 December	16	5,295	6,208	—	—

(a)	Profit before taxation from discontinued operations was $9m (2013: $258m).
(b)	Profits and losses on disposal of non-current assets and impairments include a profit from discontinued operations of $nil (2013: $241m).
(c)	2014 includes proceeds from the sale of the Central Area Transmission System pipeline and associated infrastructure in the UK North Sea of $797m. 2013 includes proceeds from the disposal of Gujarat Gas Company Limited of $259m (net of cash held at the date of disposal of $84m), TGGT of $240m and the Group’s remaining 20% equity in GNL Quintero of $172m.
(d)	2014 includes proceeds of $53m from the sale and lease back of ships. 2013 includes proceeds of $3 633m from the disposal of certain interests in upstream coal seam gas tenements in Australia and equity interests in the QCLNG project Train 1 liquefaction facility.
(e)	Includes net cash flows relating to short maturity financing.

The cash flows above are inclusive of discontinued operations (see note 7, page 109).

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 131 form part of these accounts.

SECTION D

NOTES TO THE ACCOUNTS

1.	SEGMENTAL ANALYSIS AND RESULTS PRESENTATION

BG Group’s reportable segments are those used by the Group’s Board and management (the ‘Chief Operating Decision Maker’ as defined in IFRS 8 ‘Operating Segments’) to run the business and are based on differences in the Group’s products and services. Segment information is presented on the same basis as that used for internal reporting purposes. BG Group has two principal operating and reporting segments; Upstream and LNG Shipping & Marketing. Upstream comprises exploration, development, production, liquefaction and marketing of hydrocarbons. LNG Shipping & Marketing combines the development and use of LNG import facilities with the purchase, shipping and sale of LNG and regasified natural gas. The Group’s remaining Transmission and Distribution businesses, principally Mahanagar Gas in India, and certain corporate activities are included in the Other activities segment.

Intra-Group sales are settled at market prices and are generally based on the same prices as those charged to third parties (arm’s length principle). Group revenue, profit for the year, depreciation, amortisation and impairment and capital investment attributable to BG Group activities are shown on pages 98 to 101, analysed by operating segment.

The presentation of BG Group’s results under IFRS separately identifies the effect of the re-measurement of certain financial instruments, profits and losses on the disposal and impairment of non-current assets and certain other exceptional items. Results excluding discontinued operations and disposals, certain re-measurements and impairments and certain other exceptional items (‘Business Performance’) are used by management and are presented in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group’s ongoing business. Further information on Business Performance is given on page 142.

The disposals, re-measurements and impairments column includes unrealised gains and losses in respect of certain gas sales contracts classified as derivatives under IAS 39, commodity instruments that represent economic hedges but do not qualify for hedge accounting, and financial instruments used to manage foreign exchange and interest rate exposure. Where these instruments represent economic hedges but cannot be designated as hedges under IAS 39, unrealised movements in fair value, together with foreign exchange movements associated with the underlying borrowings and foreign exchange movements in respect of certain inter-company balances, are recorded in the income statement and disclosed separately as ‘disposals, re-measurements and impairments’. The separate presentation of these items best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

Under IFRS the results from jointly controlled entities (joint ventures) and associates are presented net of tax and finance costs on the face of the income statement. BG Group also presents the operating profit of the Group including results of joint ventures and associates before interest and tax, as this approach provides additional information on the source of the Group’s operating profits.

Reconciliations between the Total Results and Business Performance, and operating profit including and excluding the results of joint ventures and associates are provided on pages 99 and 100. The geographical information provided for external revenue is based on country of production. Further information is given in the Supplementary information on page 132.

GROUP REVENUE

Analysed by operating segment

	External revenue		Intra-Group revenue		Total Group revenue
for the year ended 31 December	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Group revenue(a)
Upstream	11,161	11,455	701	688	11,862	12,143
LNG Shipping & Marketing	8,121	7,730	3	31	8,124	7,761
Other activities	7	7	—	—	7	7

Segmental revenue	19,289	19,192	704	719	19,993	19,911

Less: Intra-Group revenue	—	—	(704)	(719)	(704)	(719)

Group revenue	19,289	19,192	—	—	19,289	19,192

(a)	External revenue attributable to the UK is $3,168m (2013: $3,270m). External revenue attributable to non-UK countries is $16,121m (2013: $15,922m). lncluded in the Upstream segment is revenue of $2,441m attributable to Brazil representing 13% of Group external revenue (2013: $1,281m, 7%) and $1,716m attributable to Kazakhstan representing 9% of Group external revenue (2013: $2,090m, 11%). Further geographical information on the Group’s E&P revenues can be found in Supplementary information – gas and oil (unaudited) on page 132. LNG Shipping & Marketing revenues are not considered reliant on individual countries since they are associated with the global deployment of the Group’s portfolio of flexible LNG supplies.

External revenue in respect of a single external customer amounted to $1,596m (2013: $2,198m), recognised in the Upstream segment. These revenues are associated with the sale of marketable commodities and over 95% are secured by letters of credit; accordingly, this single customer is not considered to represent a concentration of business risk to the Group. For further information on credit risk see the Group’s Principal risks and uncertainties, page 34 and note 18, page 117.

PROFIT FOR THE YEAR

Analysed by operating segment

	Business Performance		Disposals, re-measurements and impairments(c)		Total
for the year ended 31 December	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Group revenue	19,289	19,192	—	—	19,289	19,192
Other operating income(a)(b)	257	(91)	403	210	660	119

Group revenue and other operating income	19,546	19,101	403	210	19,949	19,311

Operating profit/(loss) before share of results from joint ventures and associates(c)
Upstream	3,615	4,531	(8,182)	(3,815)	(4,567)	716
LNG Shipping & Marketing	2,526	2,617	205	363	2,731	2,980
Other activities	14	(28)	79	(1)	93	(29)

	6,155	7,120	(7,898)	(3,453)	(1,743)	3,667

Share of pre-tax operating results for joint ventures and associates
Upstream	332	436	(56)	—	276	436
LNG Shipping & Marketing	18	26	—	—	18	26
Other activities	32	34	—	—	32	34

	382	496	(56)	—	326	496

Total operating profit/(loss)
Upstream	3,947	4,967	(8,238)	(3,815)	(4,291)	1,152
LNG Shipping & Marketing	2,544	2,643	205	363	2,749	3,006
Other activities	46	6	79	(1)	125	5

	6,537	7,616	(7,954)	(3,453)	(1,417)	4,163

Net finance (costs)/income
Finance income	153	104	—	65	153	169
Finance costs	(262)	(283)	(644)	—	(906)	(283)
Share of joint ventures and associates	(24)	(24)	—	—	(24)	(24)

	(133)	(203)	(644)	65	(777)	(138)

Taxation
Taxation	(2,233)	(2,903)	3,512	1,219	1,279	(1,684)
Share of joint ventures and associates	(136)	(136)	—	—	(136)	(136)

	(2,369)	(3,039)	3,512	1,219	1,143	(1,820)

Profit/(loss) for the year from continuing operations	4,035	4,374	(5,086)	(2,169)	(1,051)	2,205
Profit for the year from discontinued operations	—	—	7	245	7	245

	4,035	4,374	(5,079)	(1,924)	(1,044)	2,450

Profit attributable to:
Shareholders (earnings)	4,035	4,374	(5,079)	(1,933)	(1,044)	2,441
Non-controlling interest	—	—	—	9	—	9

	4,035	4,374	(5,079)	(1,924)	(1,044)	2,450

(a)	Business Performance Other operating income includes gains on the Group’s 2014 oil hedging programme, the results of the purchase and re-sale of third-party gas and income arising from optimisation activities undertaken by the Group’s LNG Shipping & Marketing operations. Information on Disposals, re-measurements and impairments Other operating income is given in note 4, page 105.
(b)	Business Performance Other operating income is attributable to segments as follows: Upstream $164m (2013: $15m) and LNG Shipping & Marketing $93m (2013: $(106)m).
(c)	Disposals, re-measurements and impairments Operating profit/(loss) before share of results from joint ventures and associates includes:
(i)	Disposals and impairments of $(8,120)m (2013: $(3,817)m), attributable to segments as follows: Upstream $(8,315)m (2013: $(3,941)m), LNG Shipping & Marketing $216m (2013: $140m) and Other activities $(21)m (2013: $(16)m);
(ii)	Re-measurements of $403m (2013: $210m), attributable to segments as follows: Upstream $287m (2013: $33m), LNG Shipping & Marketing $10m (2013: $177m) and Other activities $106m (2013: $nil); and
(iii)	Other operating costs of $(181)m (2013: $154 gain), attributable to segments as follows: Upstream $(154)m (2013: $93m gain), LNG Shipping & Marketing $(21)m (2013: $46m gain) and Other activities $(6)m (2013: $15m gain).

	Business Performance		Disposal, re-measurements and impairments		Total
for the year ended 31 December	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Total operating profit/(loss)
Upstream	3,947	4,967	(8,238)	(3,815)	(4,291)	1,152
LNG Shipping & Marketing	2,544	2,643	205	363	2,749	3,006
Other activities	46	6	79	(1)	125	5

	6,537	7,616	(7,954)	(3,453)	(1,417)	4,163
Less: share of pre-tax operating results from joint ventures and associates					(326)	(496)
Add: share of post-tax results from joint ventures and associates					166	336
Net finance costs					(753)	(114)
Profit/(loss) before taxation					(2,330)	3,889
Taxation					1,279	(1,684)
Profit/(loss) for the year from continuing operations					(1,051)	2,205
Profit for the year from discontinued operations					7	245

					(1,044)	2,450

JOINT VENTURES AND ASSOCIATES

Analysed by operating segment

	Share of pre-tax operating results from joint ventures and associates		Share of net finance costs and tax from joint ventures and associates		Share of post-tax results from joint ventures and associates
for the year ended 31 December	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Upstream	276	436	(146)	(139)	130	297
LNG Shipping & Marketing	18	26	(4)	(6)	14	20
Other activities	32	34	(10)	(15)	22	19
Continuing operations	326	496	(160)	(160)	166	336
Discontinued operations	—	1	—	(2)	—	(1)

	326	497	(160)	(162)	166	335

DEPRECIATION, AMORTISATION AND IMPAIRMENT

Analysed by operating segment

	Depreciation and Amortisation		Impairment(a)		Total
for the year ended 31 December	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Upstream	2,652	2,793	8,956	4,029	11,608	6,822
LNG Shipping & Marketing	143	158	—	—	143	158
Other activities	4	3	—	30	4	33
Continuing operations	2,799	2,954	8,956	4,059	11,755	7,013
Discontinued operations	—	1	—	—	—	1

	2,799	2,955	8,956	4,059	11,755	7,014

(a)	Further details of impairments are given in note 4, page 105.

CAPITAL INVESTMENT

Analysed by operating segment

	Capital expenditure(a)		Capital investment(b)
for the year ended 31 December	2014 $m	2013 $m	2014 $m	2013 $m
Upstream	8,867	11,597	9,759	12,206
LNG Shipping & Marketing	6	27	6	28
Other activities	4	—	4	—
Continuing operations	8,877	11,624	9,769	12,234
Discontinued operations	—	10	—	10

	8,877	11,634	9,769	12,244

(a)	Comprises expenditure on property, plant and equipment and other intangible assets.
(b)	Comprises expenditure on property, plant and equipment, other intangible assets and investments.

As at 31 December 2014, the Group non-current assets balance (excluding derivative financial instruments, deferred tax assets and finance lease receivable) of $43,433m (2013: $49,690m) included an amount attributable to the UK of $5,798m (2013: $8,246m). The amount attributable to non-UK countries was $37,635m (2013: $41,444m) and included $16,148m (2013: $21,828m) attributable to Australia representing 37% (2013: 44%) of the Group total and $8,022m (2013: $5,262m) attributable to Brazil representing 18% of the Group total (2013: 11%).

2.	OPERATING COSTS

Included within the Group’s operating costs charged to the income statement were the following items:

	2014 $m	2013 $m
Raw materials, consumables and finished goods	3,552	3,062
Employee costs (see note 3(C), page 103)	1,259	1,096
Less: Own work capitalised	(340)	(295)
Employee costs included within other operating charges below	(140)	(116)
Employee costs included within net finance costs	(7)	(11)

	772	674

Depreciation and amortisation
Depreciation of Property, plant and equipment	2,788	2,945
Amortisation of Other intangible assets	11	9

	2,799	2,954

Other operating charges:
Unsuccessful exploration expenditure written off	237	394
Other exploration expenditure(a)	514	317
Total exploration expenditure	751	711
Operating lease rentals	701	653
Research and development	90	76
Net foreign exchange (gains)/losses on operating activities	(8)	(31)
Other costs(b)	4,915	3,728

Continuing operations total	13,572	11,827

(a)	Broadly equivalent to cash flows attributable to operating activities arising from exploration and evaluation.
(b)	Includes certain E&P lifting, storage, marketing, royalty, tariff and general administration costs (see Supplementary information—gas and oil (unaudited) page 132).

AUDITOR’S FEES AND SERVICES

Ernst & Young LLP has served as BG Group’s independent external auditor for the two-year period ended 31 December 2014. The external auditor is subject to re-appointment at the Annual General Meeting, see the Notice of Annual General Meeting on page 146.

The following table presents the aggregate fees for professional services and other services rendered by the external auditor to BG Group:

	2014 $m	2013 $m
Fees payable to the Group’s auditor for the audit of both the parent Company and the Group’s Annual Report and Accounts	2.5	2.5
Fees payable to the Group’s auditor and its associates for other services:
The audit of the parent’s subsidiaries	2.2	2.0
Audit related assurance services(a)	1.1	1.2

	3.3	3.2

Total fees payable for audit services	5.8	5.7
Other assurance services	0.1	0.1
All other services(b)	0.3	0.3

	6.2	6.1

(a)	Audit related assurance services includes costs relating to the interim review and regulatory reporting.
(b)	All other services includes fees billed for attestation services, consultations concerning financial accounting and reporting standards, and other advice.

3.	DIRECTORS AND EMPLOYEES

A)	DIRECTORS’ REMUNERATION

	2014 $000	2013 $000
Fees to Non-Executive Directors and interim Executive Chairman	2,947	2,586
Salaries(a)	3,834	3,367
Benefits(b)	423	317
Bonuses(c)	1,200	801
Share-based payments(d)	3,444	6,002
Fees and benefits in respect of former Directors	7	18

	11,855	13,091

(a)	Salaries for 2014 include termination payments of $2,097,000 (2013:$nil).
(b)	In addition, in 2014, no Directors (2013: two) had pension benefits accruing under defined benefit schemes and two Directors (2013: three) received cash in lieu of their pension totalling $521,000 (2013: $527,000).
(c)	Bonus figures for 2014 represent payments under the Annual Incentive Scheme (AIS) in respect of the 2014 incentive year which will be made in 2015. Bonus figures for 2013 represent payments under the AlS in respect of the 2013 incentive year which were made in 2014. Bonuses for 2014 include remuneration in the form of awards under the Voluntary Bonus Deferral Plan (VBDP). Bonuses exclude remuneration in the form of mandatorily deferred shares under the Deferred Bonus Plan (DBP) (2014: $251,000; 2013: $1,872,000).
(d)	Share-based payments include a charge for mandatorily deferred shares awarded to the Directors under the DBP in respect of the previous incentive years.

For further information please see the Remuneration report on page 62.

B)	KEY MANAGEMENT COMPENSATION

During 2014, the Group’s governance arrangements were revised and, in place of the Group Executive Committee (GEC), a new Executive Management Committee (EMC) was established, along with a wider Group Leadership Team (GLT). See Corporate Governance report, page 44, for further details.

The key management compensation analysed below for 2014 represents amounts in respect of the Directors and the executive officers, defined as members of the GEC and, subsequently, both the EMC and the GLT, and the Company Secretary. For 2013, the analysis reflects the Group’s previous governance structure, and represents amounts in respect of the Directors and the executive officers, defined as the GEC and the Company Secretary.

	2014 $000	2013 $000
Fees to Non-Executive Directors and interim Executive Chairman	2,947	2,586
Salaries(a)	11,078	8,831
Benefits	817	653
Bonuses(b)	6,952	1,477
Pension charge(c)	2,158	3,110
Share-based payments(d)	14,746	15,984

	38,698	32,641

(a)	Salaries for 2014 include termination payments of $3,021,000 (2013:$nil).
(b)	Bonus figures for 2014 include payments under the AIS in respect of the 2014 incentive year which will be made in 2015. Bonus figures for 2013 represent payments under the AIS in respect of the 2013 incentive year which were made in 2014. Bonuses for 2014 and 2013 include remuneration in the form of awards under the VBDP. Bonuses exclude remuneration in the form of mandatorily deferred shares under the DBP (2014: $746,000; 2013: $4,327,000).
(c)	Includes benefits accruing under defined benefit schemes and cash in lieu of pensions.
(d)	Share-based payments include a charge for mandatorily deferred shares awarded to key management under the DBP in respect of the previous incentive years.

C)	EMPLOYEE COSTS

	The Group
	2014 $m	2013 $m
Wages and salaries(a)	896	829
Social security costs	69	67
Pension charge(b)	65	(19)
Share-based payments (see note 3(E) below)	56	91
Other including incentive schemes(c)	173	137

	1,259	1,105

Less: attributable to discontinued operations	—	(9)

Continuing operations	1,259	1,096

(a)	Includes termination payments.
(b)	The pension charge for the year ended 31 December 2014 includes a curtailment gain of $nil (2013: $154m) and a $7m charge (2013: $11m) which is presented within finance costs (see note 24, page 127).
(c)	Includes payments under the AIS and remuneration in the form of awards under the VBDP.

In 2014, employee costs of $919m (2013: $810m) were charged to the income statement and $340m (2013: $295m) were capitalised.

D)	AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

	2014 Number	2013 Number
Upstream	4,779	4,887
LNG Shipping & Marketing	364	361
Discontinued operations	—	288

	5,143	5,536

E)	SHARE-BASED PAYMENTS

	The Group
	2014 $m	2013 $m
Equity-settled share-based payments:
Group share awards	40	47
Performance Share Awards	15	20
Other share awards(a)	10	9

	65	76

Cash-settled share-based payments	(9)	15

	56	91

(a)	The charge for other share awards excludes an amount of $6m (2013: $9m) relating to shares and nil-cost options awarded under the VBDP, which was transferred to equity during 2014. This expense was recognised in the income statement during 2013 as part of the AIS charge. The number of awards made was 0.3m (2013: 0.5m).

Group share awards

Group share awards under the Group’s Long-Term Incentive Plan (LTIP) will normally vest three years after the date of grant, subject to continued employment and the individual employee’s performance. Awards are in the form of shares (2014: 1.6m shares; 2013: 1.7m shares) or nil-cost options (2014: 1.5m options; 2013: 1.7m options). The costs in respect of these awards are charged to the income statement over the vesting period, based on the fair value of the shares and options at the award date. Dividend equivalents accrue on the award during the vesting period. Accordingly, the fair value of the shares and options awarded is based on the market value of the shares on the award date, which was £12.09 per share in 2014 (2013: £12.69 per share).

Performance Share Awards

Details of Performance Share Awards under the Group’s LTIP are given on pages 64 and 65. Awards are in the form of shares (2014: 0.3m shares; 2013: 0.6m shares) or nil-cost options (2014: 2.0m options; 2013: 3.0m options). The costs in respect of these awards are charged to the income statement over the vesting period, based on the fair value of the shares and options at the award date, adjusted for the probability of market-related performance conditions being achieved. The fair value of shares and options awarded during the year is estimated using a Monte Carlo projection model with the following assumptions: share price on date of issue of £12.11 (2013: £12.71), exercise price of £nil (2013: £nil), a risk-free rate of 1.20% (2013: 0.81%) and a vesting period of three years (2013: three years). The model also contains assumptions for both the Group and each member of the industry peer group (set out on page 69) in respect of volatility, average share price growth and share price correlation. Expected volatility was determined by calculating the historical volatility of the share price over the previous three-year period. Share price correlation was determined by calculating the historical correlation of the share price over the previous three-year period. Average share price growth was determined from historical growth over the previous year. Dividend equivalents accrue on the award during the vesting period. The fair value of shares and options awarded during the year was £4.73 per share (2013: £6.13 per share).

Other share awards

The charge for Other share awards includes awards made under the DBP, the Sharesave Plan, the Share Incentive Plan and the Share Award Plan.

The DBP operates in conjunction with the AIS and is described on pages 64 and 65. Awards are in the form of shares (2014: nil shares; 2013: 0.1m shares) or nil-cost options (2014: 0.3m options; 2013: nil options). The charge to the income statement in respect of these awards was $3m in 2014 (2013: $2m) and is based on the market value of the shares at the award date, which was £10.74 in 2014 (2013: £11.72).

The charge to the income statement in respect of the Sharesave Plan is based on the fair value of the share options at the grant date and the likelihood of allocations vesting under the scheme. The charge was $1m in 2014 (2013: $2m). The fair value of the share options granted is determined using a Black-Scholes option pricing model and was £2.10 in 2014 (2013: £3.36).

In 2014, awards of 0.3m shares (2013: 0.3m shares) were made in conjunction with the Group’s UK Flexible Benefits Plan, an element of the Share Incentive Plan. The charge to the income statement in respect of these awards was $4m in 2014 (2013: $4m) and is based on the market value of the shares at the grant date, which was £11.34 in 2014 (2013: £10.79).

The Share Award Plan was an award in 2013 in the form of shares or nil-cost options with a three-year vesting period. In 2014, no awards were made under this plan (2013: 0.1m shares and 0.3m nil-cost options). The charge to the income statement in respect of these awards was $2m in 2014 (2013: $1m). The fair value of the shares and options awarded is based on the market value of the shares at the grant date, which was £12.19 in 2013.

Cash-settled share-based payments

Cash-settled share-based payments arise when the Group incurs a liability to transfer cash amounts that are based on the price (or value) of the Company’s shares. Most of the charge in respect of cash-settled share-based payments relates to social security costs on share awards which have not vested or, in the case of share options, have not been exercised. The charge to the income statement is based on the fair value of the awards outstanding at the balance sheet date, multiplied by the current employer’s social security rate.

F)	SUMMARY OF MOVEMENTS IN SHARE AWARDS AND SHARE OPTIONS

	Share awards under the LTIP m	Nil-cost options under the LTIP m	Sharesave Plan options m	CSOS options m	Other nil-cost options(a) m
2013
Outstanding as at 1 January 2013	5.1	12.5	1.6	10.1	0.9
Granted	2.3	4.7	0.2	—	0.8
Vested	(1.1)	n/a	n/a	n/a	n/a
Exercised	n/a	(1.1)	(0.3)	(4.0)	(0.2)
Forfeited	(1.0)	(3.7)	(0.1)	(0.1)	—
Outstanding as at 31 December 2013	5.3	12.4	1.4	6.0	1.5
Exercisable as at 31 December 2013	n/a	1.9	—	6.0	1.1
Option price range as at 31 December 2013 (£)	n/a	n/a	8.63-11.10	3.47-7.92	n/a
Weighted average remaining contractual life	n/a	8yrs 5mths	2yrs 5mths	2yrs 6mths	4yrs 9mths
Option price range for exercised options (£)	n/a	n/a	8.63-11.10	2.71-7.92	n/a
Weighted average share price at the date of exercise for options exercised in the year (£)	n/a	11.95	11.57	12.10	12.16

2014
Outstanding as at 1 January 2014	5.3	12.4	1.4	6.0	1.5
Granted	1.9	3.5	1.0	—	0.5
Vested	(1.0)	n/a	n/a	n/a	n/a
Exercised	n/a	(0.9)	(0.2)	(2.3)	(0.2)
Forfeited	(1.9)	(3.6)	(0.3)	(0.1)	(0.1)
Outstanding as at 31 December 2014	4.3	11.4	1.9	3.6	1.7
Exercisable as at 31 December 2014	n/a	2.2	—	3.6	1.2
Option price range as at 31 December 2014 (£)	n/a	n/a	8.30-11.10	4.99-7.92	n/a
Weighted average remaining contractual life	n/a	8yrs 2mths	2yrs 7mths	1yr 9mths	4yrs 5mths
Option price range for exercised options (£)	n/a	n/a	8.74-11.10	3.47-7.92	n/a
Weighted average share price at the date of exercise for options exercised in the year (£)	n/a	11.82	11.63	11.52	11.89

(a)	Comprises nil-cost options awarded under the DBP, Share Award Plan and VBDP.

G)	WEIGHTED AVERAGE EXERCISE PRICE OF SHARE OPTIONS

	2014 Sharesave Plan options £	2014 CSOS options £	2013 Sharesave Plan options £	2013 CSOS options £
Outstanding as at 1 January	9.43	6.38	9.14	6.13
Granted	8.30	—	10.22	—
Exercised	10.00	5.69	8.65	5.76
Forfeited	9.64	6.71	9.51	5.51
Outstanding as at 31 December	8.72	6.82	9.43	6.38
Exercisable as at 31 December	n/a	6.82	8.63	6.38

4.	DISPOSALS, RE-MEASUREMENTS AND IMPAIRMENTS

BG Group has separately identified profits and losses related to disposals of non-current assets, certain re-measurements of financial instruments, impairments of non-current assets and certain other exceptional items. A reconciliation of results before and after disposals, re-measurements and impairments is given in note 1, page 98.

	2014 $m	2013 $m
Other operating income:
Re-measurements of commodity-based contracts	297	210
Other	106	—

	403	210

Operating costs	(181)	154
Profits and losses on disposal of non-current assets and impairments:
Disposals of non-current assets	967	253
Impairments	(8,956)	(4,059)
Other	(131)	(11)

	(8,120)	(3,817)

Finance income	—	65
Finance costs	(644)	—
Share of post-tax results from joint ventures and associates	(56)	—

	(8,598)	(3,388)

Taxation	3,512	1,219

Loss for the year from continuing operations	(5,086)	(2,169)

OTHER OPERATING INCOME

Re-measurements included within Other operating income amount to a credit of $297m (2013: $210m), of which a credit of $280m (2013: $34m) represents non-cash mark-to-market movements on certain gas contracts. While the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument. In addition, re-measurements include a net $17m credit (2013: $176m) representing unrealised mark-to-market movements associated with economic hedges, including a credit of $17m (2013: $nil) associated with Brent oil swaps partially hedging the Group’s exposure to commodity prices in 2014. Further information on commodity instruments is given in note 18, page 117. Other operating income comprises $106m credit (2013: $nil) in respect of final settlement of a legacy treaty dispute relating to investments formerly held by the Group.

OPERATING COSTS

Operating costs in 2014 include a pre-tax charge of $100m (post-tax $79m) relating to the downward re-measurement of trade receivables in Egypt to reflect the time value of money associated with the outstanding debt based on a revised assumed repayment profile. In addition, there was a pre-tax charge of $81m (post-tax $62m) primarily relating to restructuring costs in the UK, Egypt and Australia. Operating costs in 2013 comprised a curtailment gain of $154m in respect of the closure of the BG Group UK defined benefit pension scheme to future accrual of benefits on 31 December 2013. Further information on the pension scheme is given in note 24, page 127.

DISPOSAL OF NON-CURRENT ASSETS AND IMPAIRMENTS

2014

Disposal of non-current assets

BG Group completed the sale of its 62.78% equity interest in the Central Area Transmission System (CATS) gas pipeline and associated infrastructure in the UK North Sea for total consideration of $797m, resulting in a pre and post-tax profit on disposal of $782m in the Upstream segment.

The Group completed the sale of six LNG steam vessels, which were previously held as finance leases and have subsequently been leased back under operating leases, for total gross consideration of $930m (net cash proceeds were $53m after repayment of the finance lease liabilities and settlement of associated cross-currency interest rate swaps and interest rate swaps). This resulted in a pre-tax profit on disposal of $216m (post-tax $170m) in the LNG Shipping & Marketing segment.

Other disposals resulted in a pre-tax charge of $31m (post-tax $18m) in the Upstream segment.

Impairments

There was a pre-tax impairment charge of $8,956m (post-tax $5,928m) relating to Upstream activities in Australia, Egypt and certain other assets. This was driven mainly by the significant fall in global commodity prices and reflects a recent forward Brent price curve for five years, reverting to the Group’s long-term price assumption for impairment testing of $90 real from 1 January 2020.

The Group used the fair value less costs of disposal method to calculate the recoverable amount of the cash-generating units (CGU) consistent with a level 3 fair value measurement as defined in note 18, page 117. In determining the fair value, the Group used a post-tax discount rate of 8% based on the Group weighted average cost of capital. Where appropriate, cash flows were adjusted to take into account any specific country risks.

In Australia, the total pre-tax non-cash impairment charge was $6,824m (post-tax $4,540m) in the Upstream segment. The Group has entered into an agreement to sell its wholly-owned subsidiary QCLNG Pipeline Pty Limited and, as a result, the remaining QCLNG assets were subject to a pre-tax impairment charge of $2,747m (post-tax $1,828m) principally reflecting the increase in tariffs payable to third parties post-completion. The remaining pre-tax impairment charge of $4,077m (post-tax $2,712m) in Australia was driven primarily by a reduction in the Group’s assumptions of future commodity prices. The recoverable amount of the CGU, excluding QCLNG Pipeline Pty Limited which is classified as held for sale, is $15.0bn.

In Egypt, there was a pre-tax impairment charge of $790m (post-tax $737m) in the Upstream segment, principally driven by further reserve downgrades reflecting underlying reservoir performance and the Group’s expectation of limited LNG exports from Egyptian LNG for the foreseeable future. The recoverable amount of the CGU is $0.8bn.

Elsewhere, the reduction in the Group’s assumptions of future commodity prices resulted in pre-tax impairment charges of $1,342m (post-tax $651m) in the Upstream segment. The most significant impairment charges were in the North Sea $566m pre-tax (post-tax $172m), Tunisia $450m pre-tax (post-tax $255m) and the USA $227m pre-tax (post-tax $148m). Other impairments in 2014 resulted in pre-tax impairment charges of $99m (post-tax $76m).

Other

Other write-offs and provisions for certain other exceptional items resulted in a pre-tax charge to the income statement of $131m (post-tax $95m).

2013

Disposal of non-current assets

BG Group completed transactions with China National Offshore Oil Corporation (CNOOC) for the sale of certain interests in the QCLNG project in Australia for total consideration of $3,801m, resulting in a pre and post-tax profit on disposal of $31m in the Upstream segment, and the sale of its 50% holding in TGGT in the USA for a total consideration of $257m, resulting in a pre-tax profit on disposal of $187m (post-tax $98m) in the Upstream segment.

The Group completed the sale of its remaining 20% equity in the Quintero LNG regasification facility in Chile for a total consideration of $176m. This resulted in a pre-tax profit on disposal of $140m (post-tax $107m) in the LNG Shipping & Marketing segment.

The Group completed the sale of all its interests in the Cotton Valley formation to EXCO Resources for $131m. This resulted in a pre and post-tax profit on disposal of $10m in the Upstream segment. Other disposals resulted in a pre and post-tax profit of $11m, comprising $1m pre and post-tax charge in the Upstream segment and $12m pre and post-tax profit in the Other activities segment.

A pre-tax charge of $126m (post-tax $83m) was recognised in the Upstream segment following the relinquishment of land licences in the US Lower 48 region.

Impairments

The Group used the fair value less costs of disposal method to calculate the recoverable amount of the cash-generating units (CGU) consistent with a level 3 fair value measurement as defined in note 18, page 117. In determining the fair value, the Group used a post-tax discount rate of 8% based on the Group weighted average cost of capital and acreage valuations for intangible assets in the USA. Where appropriate, cash flows were adjusted to take into account any specific country risks.

As a result of reserves revisions and revised expectations of the value of its Egyptian operations given continuing uncertainty over the business environment in country, the Group reviewed the recoverable amount of its assets in Egypt. This resulted in a pre-tax impairment charge of $2,000m (post-tax $1 286m) in the Upstream segment.

In addition, against the backdrop of lower forward gas market prices, lower production expectations based on well performance and a continued low rig count, the Group reviewed the recoverable amount of certain assets associated with the shale gas business in the USA. This resulted in a pre-tax impairment charge of $1,700m (post-tax $1,105m) in the Upstream segment.

A $171m pre-tax impairment charge (post-tax $94m) was recognised against certain other Upstream assets as a result of a reserves revision. Other impairments resulted in a pre-tax charge to the income statement of $188m (post-tax $85m): $158m (post-tax $55m) in the Upstream segment and $30m pre and post-tax in the Other activities segment.

Other

Other write-offs and provisions for certain other exceptional items resulted in a pre-tax charge to the income statement of $11m (post-tax $5m).

FINANCE INCOME AND COSTS

Re-measurements presented in finance income and costs include mark-to-market movements on certain derivatives used to hedge foreign exchange and interest rate risk and foreign exchange movements on borrowings and certain inter-company balances.

SHARE OF POST-TAX RESULTS FROM JOINT VENTURES AND ASSOCIATES

A pre and post-tax charge of $56m (2013: $nil) was recognised in the Upstream segment in respect of the Group’s share of a write-off of assets under construction in Brazil following the bankruptcy of a contractor.

TAXATION

Taxation includes a credit of $3,028m (2013: $1,489m) as a result of the impairment charges, and a net credit of $449m (2013: $nil) resulting from a number of exceptional one-off and prior period taxation items. These items included the full recognition of taxable losses in Australia following first LNG production at QCLNG and exceptional prior period adjustments and one-off changes to tax positions in a number of jurisdictions.

5.	FINANCE INCOME AND COSTS

	2014 $m	2013 $m
Interest receivable(a)	153	104
Net fair value gains and losses on derivatives and fair value hedge adjustments(b)	—	65
Finance income	153	169
Interest payable(c)	(548)	(577)
Finance lease charges	(92)	(108)
Interest capitalised(d)	532	522
Unwinding of discount on provisions and pension assets and liabilities(e)	(154)	(120)
Net fair value gains and losses on derivatives and fair value hedge adjustments(b)	(644)	—
Finance costs	(906)	(283)

Net finance costs – continuing operations	(753)	(114)

(a)	Interest receivable includes net exchange gains of $49m (2013: $nil).
(b)	Comprises $26m loss (2013: $65m gain) associated with fair value hedge adjustments, $238m loss (2013: $nil) in respect of mark-to-market movements on derivatives, $236m gain (2013: $136m loss) on foreign exchange movements on borrowings and $616m loss (2013: $136m gain) on foreign exchange movements on certain inter-company balances.
(c)	Interest payable includes net exchange losses of $nil (2013: $44m).
(d)	Finance costs associated with the Group’s central borrowings used to finance major capital projects, are capitalised up to the point that the project is ready for its intended use. The weighted average interest cost applicable to these borrowings is 3.4% per annum (2013: 3.8%) Tax relief for capitalised interest is approximately $162m (2013: $121m).
(e)	Relates to the unwinding of the discount on provisions and amounts in respect of pension obligations which represent the unwinding of discount on the plans’ net deficit.

6.	TAXATION

	2014 $m	2013 $m
Current tax
UK corporation tax and petroleum revenue tax	869	1,385
Overseas tax	1,321	1,524

Total current tax	2,190	2,909

Deferred tax	(3,469)	(1,225)

Total tax (credit)/charge – continuing operations	(1,279)	1,684

The total tax (credit)/charge reconciles with that calculated using the statutory UK corporate tax rate of 21.49% (2013: 23.25%):

	2014 $m	2013 $m
Profit/(loss) before taxation	(2,330)	3,889
Tax on profit/(loss) before taxation at UK statutory corporation tax rate	(501)	904
Effect on tax charge of:
Non tax-deductible or non-taxable items	(145)	(529)
Overseas taxes at different rates to UK statutory rate	(478)	562
North Sea taxes at different rates to UK statutory rate	380	415
Petroleum revenue tax	2	11
Effect of changes in tax rate on deferred tax balances	—	(68)
Adjustment recognised for current tax of prior periods	(194)	(179)
Adjustment recognised for deferred tax of prior periods	(35)	105
(Recognition)/derecognition of deferred tax	(183)	103
Other items	(125)	360

Total tax (credit)/charge – continuing operations	(1,279)	1,684

Certain comparative amounts shown in the reconciliation of total tax have been reclassified. There is no change to the tax amounts reported in the income statement, balance sheet or cash flow statement. The tax charge in the 2013 Annual Report and Accounts was reconciled using a blended UK rate comprised of the UK tax rates for both UK North Sea and other UK activities.

The tax credit relating to disposals, re-measurements, impairments and other items is $3,512m (2013: $1,219m). This consists of a tax charge on unrealised re-measurements of $8m (2013: $166m), a tax credit on one-off and prior year taxation adjustments of $449m, and a tax credit on disposals, impairments and other items of $3,071m (2013: $1,385m).

The net movement in deferred tax assets and liabilities is shown below:

	Accelerated tax depreciation $m	Decommissioning $m	Unused tax losses $m	Other temporary differences(a) $m	Total $m
As at 1 January 2013	(8,205)	817	3,114	459	(3,815)
Credit/(charge) for the year	2,306	(269)	(706)	(108)	1,223
Charge to equity and other comprehensive income	—	—	—	(80)	(80)
Currency translation adjustments	(89)	—	25	11	(53)
Disposals	2	—	—	—	2
As at 31 December 2013	(5,986)	548	2,433	282	(2,723)
Credit/(charge) for the year	2,130	189	1,510	(360)	3,469
Charge to equity and other comprehensive income	—	—	—	163	163
Currency translation adjustments	400	(42)	(306)	13	65
Disposals	60	(31)	—	—	29
As at 31 December 2014	(3,396)	664	3,637	98	1,003

				2014 $m	2013 $m
Deferred tax liabilities				(2,946)	(4,120)
Deferred tax assets				3,949	1,397

Net deferred tax asset/(liability) as at 31 December				1,003	(2,723)

(a)	Other temporary differences include deferred petroleum revenue tax, retirement benefit obligations and certain provisions.

Deferred tax assets are recognised for deductible temporary differences, unutilised tax losses and unused tax credits to the extent that realisation of the related tax benefit through future taxable income is probable. To determine the future taxable income, reference is made to the latest available profit forecast which takes into account production volumes, LNG Shipping & Marketing supply volumes and commodity prices in the relevant jurisdictions. This requires assumptions regarding future profitability and is therefore inherently uncertain.

Certain comparative amounts shown in the analysis of deferred tax by category of temporary differences have been reclassified. There is no change to the tax amounts reported in the income statement, balance sheet or cash flow statement.

	2014 $m	2013 $m
Temporary differences for which no deferred tax asset has been recognised
Deductible temporary differences	2,211	840
Unused tax losses	2,192	3,233
Tax credits	554	464

Total deferred tax assets not recognised	4,957	4,537

To the extent unutilised, $7m of the unused tax losses will expire within 5 years (2013: $9m) and $849m of the unused tax losses will expire between 6 and 20 years (2013: $1,219m).

The aggregate amount of taxable temporary differences associated with undistributed earnings of subsidiaries, joint ventures and associates, for which deferred tax liabilities have not been recognised, is approximately $5m (2013: $6m). No liability has been recognised in respect of these differences either because no liability is expected to arise on distribution under applicable tax legislation or because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

As at 31 December 2014, the Company had a deferred tax asset of $2m (2013: $10m).

7.	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Following the decision to dispose of the majority of the Group’s Transmission and Distribution assets in 2012, certain businesses have been treated as discontinued. In 2013, the Group completed the sale of its interest in Gujarat Gas Company Limited (GGCL) in India.

RESULTS FROM DISCONTINUED OPERATIONS

	2014 $m	2013 $m
Revenue	—	236
Operating costs	9	(218)
Operating profit	9	18
Share of post-tax results from joint ventures and associates	—	(1)
Profit before tax	9	17
Taxation	(2)	(15)
Profit after tax	7	2
Profits and losses on disposal of non-current assets and impairments	—	241
Taxation	—	2
Post-tax profits and losses on disposal of non-current assets and impairments	—	243
Profit for the year from discontinued operations	7	245

CASH FLOWS RELATING TO DISCONTINUED OPERATIONS

	2014 $m	2013 $m
Profit before tax	9	17
Share of post-tax results from joint ventures and associates	—	1
Depreciation of property, plant and equipment	—	1
Increase in provisions	—	1
Movements in working capital	45	120

Cash generated by operations	54	140

Income taxes paid	—	(6)

Net cash inflow from operating activities	54	134

Net cash outflow from investing activities	—	(8)

Net cash outflow from financing activities	(58)	(112)

Net (decrease)/increase in cash and equivalents	(4)	14

DISPOSAL OF NON-CURRENT ASSETS AND IMPAIRMENTS

In 2013, the sale of the Group’s investment in GGCL in India for gross consideration of $422m resulted in a pre and post-tax profit of $245m, being the gross consideration less net assets of $194m, recycling to the income statement of currency translation losses of $46m, the derecognition of the non-controlling interest of $64m and $1m of other costs.

Other disposals and impairments in 2013 resulted in a pre-tax charge of $4m (post-tax charge of $2m).

ASSETS HELD FOR SALE

The Group as at 31 December	2014 $m	2013 $m
Property, plant and equipment	2,078	—
Trade and other receivables	10	—

Assets classified as held for sale	2,088	—

Trade and other payables	(27)	—
Provisions for other liabilities and charges	(36)	—

Liabilities associated with assets classified as held for sale	(63)	—

Net assets classified as held for sale	2,025	—

Assets held for sale as at 31 December 2014 comprised QCLNG Pipeline Pty Limited in the Upstream segment and two LNG vessels in the LNG Shipping & Marketing segment, the disposals of which are expected to complete in the first half of 2015.

8.	DIVIDENDS

	2014			2013
	$m	Cents per ordinary share	Pence per ordinary share	$m	Cents per ordinary share	Pence per ordinary share
Prior year final dividend, paid in the year	547	15.68	9.51	478	14.26	9.03
Interim dividend, paid in the year	480	14.38	8.47	448	13.07	8.51

Total dividend, paid in the year	1,027	30.06	17.98	926	27.33	17.54

Proposed final dividend for the year ended 31 December 2014(a)	490	14.37	9.52

(a)	The proposed final dividend was announced on 3 February 2015 in US Dollars, with a Pounds Sterling equivalent. It is paid to shareholders in Pounds Sterling. The total amount payable in US Dollars has been determined based on the shares in issue as at 31 December 2014 that are eligible for the dividend. The total amount payable in US Dollars may vary, depending on movements in exchange rates between February 2015 and May 2015, when the dividend will be paid.

The proposed final dividend for the year ended 31 December 2014 of 14.37 cents per share takes the 2014 full-year dividend to 28.75 cents per share.

The final dividend of 15.68 cents per ordinary share ($547m) in respect of the year ended 31 December 2013 was paid on 30 May 2014. The interim dividend was paid on 12 September 2014. The proposed final dividend of 14.37 cents per ordinary share ($490m) in respect of the year ended 31 December 2014 is payable on 22 May 2015 to all shareholders on the register at the close of business on 24 April 2015.

9.	EARNINGS PER ORDINARY SHARE – CONTINUING OPERATIONS

Earnings per ordinary share has been calculated by dividing the earnings for the year for the continuing operations of the Group of $(1,051)m (2013: $2,205m) by 3,408m (2013: 3,402m), being the weighted average number of ordinary shares outstanding during the year. The average number of shares outstanding excludes treasury shares and shares held by employee share plans. Earnings per ordinary share excluding disposals, re-measurements and impairments has been presented in order to reflect the underlying performance of the Group.

	2014		2013
	$m	Basic earnings per ordinary share cents	$m	Basic earnings per ordinary share cents
Earnings excluding disposals, re-measurements and impairments	4,035	118.4	4,374	128.6
Disposals, re-measurements and impairments (see note 4, page 105)	(5,086)	(149.2)	(2,169)	(63.8)
Earnings including disposals, re-measurements and impairments	(1,051)	(30.8)	2,205	64.8

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3,408m, being the weighted average number of ordinary shares in issue during the year. A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below. In 2014, potentially issuable ordinary shares are excluded from the diluted earnings per ordinary share calculation, as their inclusion would decrease the loss per ordinary share.

	2014 Shares m	2013 Shares m
Basic	3,408	3,402
Dilutive potential ordinary shares:
Equity instruments outstanding during the year(a)	—	17
Diluted basis	3,408	3,419
Diluted earnings per ordinary share (excluding disposals, re-measurements and impairments) (cents)	118.4	128.0
Diluted earnings per ordinary share (including disposals, re-measurements and impairments) (cents)	(30.8)	64.5

(a)	The weighted average number of anti-dilutive equity instruments excluded from the calculation of diluted earnings per ordinary share was 15m at 31 December 2014.

10.	GOODWILL

The Group	2014 $m	2013 $m
Cost and net book value as at 1 January	25	24
Currency translation adjustments	(2)	1
Charge for impairment (see note 4, page 105)	(23)	—
Cost and net book value as at 31 December	—	25

For the purpose of impairment testing, goodwill is allocated to cash-generating units; these represent the lowest level at which goodwill is monitored. The Group tests goodwill annually for impairment or more frequently if there are indications that it might be impaired. During the year there was a goodwill impairment charge of $23m (2013: $nil) recognised as a consequence of the significant fall in global commodity prices.

11.	OTHER INTANGIBLE ASSETS

The Group	Expenditure on unproved gas and oil reserves		Other(a)		Total
	2014 $m	2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
Cost as at 1 January	4,800	4,782	373	377	5,173	5,159
Additions	746 (b)	1,341 (b)	24	—	770	1,341
Disposals and unsuccessful exploration expenditure(c)	(256)	(810)	—	—	(256)	(810)
Transfers to property, plant and equipment	(100)	(298)	—	—	(100)	(298)
Other movements	8	(16)	(3)	—	5	(16)
Currency translation adjustments	(175)	(199)	(1)	(4)	(176)	(203)
Cost as at 31 December	5,023	4,800	393	373	5,416	(5,173)
Amortisation as at 1 January	(1,048)	(438)	(261)	(252)	(1,309)	(690)
Charge for the year	—	—	(11)	(9)	(11)	(9)
Charge for impairment (see note 4, page 105)	(961)	(665)	—	—	(961)	(665)
Disposals and transfers	—	55	—	—	—	55
Amortisation as at 31 December	(2,009)	(1,048)	(272)	(261)	(2,281)	(1,309)

Net book value as at 31 December	3,014	3,752	121	112	3,135	3,864

(a)	Other includes capacity rights in the Caspian Pipeline Consortium export pipeline which are amortised on a straight-line basis over the term of the contract and have an average remaining useful life of 23 years (2013: 24 years). Other also includes the contractual rights in respect of the purchase of LNG regasification services and related gas sales. These rights are amortised on a straight-line basis over the term of the contract.

(b)	Broadly equivalent to cash flows attributable to investing activities arising from exploration and evaluation.
(c)	Disposals and unsuccessful exploration expenditure includes $232m of intangible assets written off (2013: $394m).

12.	PROPERTY, PLANT AND EQUIPMENT

The Group	Land and buildings $m	Plant and machinery $m	Motor vehicles and office equipment $m	Exploration and production $m	Total $m
Cost as at 1 January 2014	138	11,735	1,869	52,117	65,859
Additions	—	994	213	6,900	8,107
Disposals, transfers and other movements(a)	—	(650)	(22)	49	(623)
Currency translation adjustments	(9)	(88)	(99)	(2,084)	(2,280)
Reclassified as held for sale	—	(2,157)	—	—	(2,157)

Cost as at 31 December 2014	129	9,834	1,961	56,982	68,906

Accumulated depreciation as at 1 January 2014	(49)	(938)	(1,035)	(21,612)	(23,634)
Charge for the year(b)	—	(145)	(213)	(2,436)	(2,794)
Charge for impairment(b) (see note 4, page 105)	(12)	(1,228)	(25)	(6,792)	(8,057)
Disposals and transfers	—	252	24	569	845
Currency translation adjustments	3	31	60	416	510
Reclassified as held for sale	—	79	—	—	79
Accumulated depreciation as at 31 December 2014	(58)	(1,949)	(1,189)	(29,855)	(33,051)

Net book value as at 31 December 2014(c)(d)(e)	71	7,885	772	27,127	35,855

The Group	Land and buildings $m	Plant and machinery $m	Motor vehicles and office equipment $m	Exploration and production $m	Total $m
Cost as at 1 January 2013	148	10,945	1,704	48,838	61,635
Additions	—	1,904	179	8,210	10,293
Disposals, transfers and other movements(a)	—	(1,073)	(5)	(2,677)	(3,755)
Currency translation adjustments	(10)	(41)	(9)	(2,254)	(2,314)

Cost as at 31 December 2013	138	11,735	1,869	52,117	65,859

Accumulated depreciation as at 1 January 2013	(48)	(784)	(844)	(16,034)	(17,710)
Charge for the year(b)	—	(149)	(193)	(2,613)	(2,955)
Charge for impairment(b) (see note 4, page 105)	—	—	—	(3,124)	(3,124)
Disposals and transfers	—	(2)	5	200	203
Currency translation adjustments	(1)	(3)	(3)	(41)	(48)
Accumulated depreciation as at 31 December 2013	(49)	(938)	(1,035)	(21,612)	(23,634)

Net book value as at 31 December 2013(c)(d)(e)	89	10,797	834	30,505	42,225

(a)	Includes, within Exploration and production, a transfer from other intangible assets of $100m (2013: $298m).
(b)	Depreciation charge and charge for impairment is attributable to continuing and discontinued operations as follows,

	Depreciation		Impairment
	2014 $m	2013 $m	2014 $m	2013 $m
Continuing operations	2,794	2,954	8,057	3,124
Discontinued operations	—	1	—	—

	2,794	2,955	8,057	3,124

(c)	The Group’s net book value includes capitalised interest of $1,398m (2013: $1,225m) comprising Exploration and production $873m (2013: $838m) and Plant and machinery $525m (2013: $387m). A deferred tax liability is recognised in respect of this taxable temporary difference at current enacted rates.
(d)	Includes the net book value of decommissioning assets of $2,908m (2013: $2,432m) and expenditure on Plant and machinery and Exploration and production assets under construction of $10,739m (2013: $23,405m).

(e)	The net book value of assets capitalised and held under finance leases is shown below and comprises $1,073m (2013: $1,884m) included in Plant and machinery and $228m (2013: $64m) included in Exploration and production:

as at 31 December	2014 $m	2013 $m
Cost	1,963	2,738
Accumulated depreciation	(662)	(790)

Net book value	1,301	1,948

Details of BG Group’s gas and oil reserves are given in Supplementary information—gas and oil (unaudited) on page 132.

13.	INVESTMENTS

The Group as at 31 December	2014 $m	2013 $m
Joint ventures	796	840
Associates	2,709	2,015
Other investments(a)	42	78

	3,547	2,933

(a)	Includes an investment in Drillsearch Energy Limited and Azure Midstream Energy, LP (Azure).

During 2014, a charge for impairment of $168m was recorded against the carrying value of associates (2013: $270m).

There were no material acquisitions or disposals in 2014. In 2013, the Group disposed of its entire 50% equity holding in TGGT, a joint venture midstream company operating in east Texas and north Louisiana, to Azure. The Group received net cash of $240m along with a $17m stake in Azure, equating to an approximate 3% equity holding.

JOINT VENTURES AND ASSOCIATES INFORMATION

The Group does not have any individually material joint ventures or associates. Analysis of BG Group’s share of profit and comprehensive income from individually immaterial joint ventures and associates in aggregate is shown below:

	Joint ventures		Associates
For the year ended 31 December	2014 $m	2013 $m	2014 $m	2013 $m
Share of profit from continuing operations	80	112	86	224
Share of total comprehensive income	80	112	86	224

As at 31 December 2014, the Group’s joint ventures had placed contracts for capital expenditure, the Group’s share of which amounted to $23m (2013: $27m). As at 31 December 2014, the Group had no contingent liabilities in respect of its joint ventures or associates (2013: $nil).

Further information on principal subsidiary undertakings, joint ventures, associates and material joint operations is given in note 25, page 130.

	Subsidiary undertakings
The Company	2014 $m	2013 $m
As at 1 January	4,288	4,130
Capital contribution(a)	70	74
Currency translation adjustments	(254)	84

As at 31 December	4,104	4,288

(a)	Represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes.

14.	INVENTORIES

The Group as at 31 December	2014 $m	2013 $m
Raw materials and consumables	613	448
Finished goods for resale	581	390

	1,194	838

15.	TRADE AND OTHER RECEIVABLES

	The Group		The Company
as at 31 December	2014 $m	2013 $m	2014 $m	2013 $m
Amounts falling due within one year
Trade receivables	1,228	2,283	—	—
Amounts owed by Group undertakings	—	—	1,786	2,881
Amounts owed by joint ventures and associates (see note 23, page 126)	42	69	—	—
Other receivables	1,225	1,488	—	—
Prepayments	387	787	—	—
Accrued income	2,160	2,273	—	—

	5,042	6,900	1,786	2,881

Amounts falling due after more than one year
Trade receivables	460	449	—	—
Other receivables	608	328	—	—

	1,068	777	—	—

	6,110	7,677	1,786	2,881

Trade receivables are stated net of provisions. When management considers the recovery of a receivable to be improbable, a provision is made against the carrying value of the receivable. The movement in this provision is as follows:

The Group	2014 $m	2013 $m
Provision as at 1 January	41	60
Charge/(credit) to the income statement	17	(19)

Provision as at 31 December	58	41

As at 31 December 2014, $928m (2013: $754m) of trade and other receivables were past due but not provided for; an analysis of these receivables is as follows:

The Group	2014 $m	2013 $m
Less than three months past due	134	129
Between three and six months past due	196	185
Between six and 12 months past due	42	241
More than 12 months past due	556	199

	928	754

Included within past due but not impaired receivables is a balance of $729m (2013: $525m) with Egypt General Petroleum Corporation (EGPC) of which $24m has been received post year end. This balance, and the analysis of trade and other receivables past due but not provided for above, does not include a further $100m downward re-measurement of the carrying amount in 2014, to reflect the time value of money associated with the outstanding debt based on a revised assumed repayment profile. The net amount of trade and other receivables past due but not provided for after this re-measurement is $828m.

The remaining balance relates to a diversified number of independent customers, $22m of which has been received post year end. For further information on the credit risk associated with trade receivables, including the EGPC balance, see note 18, page 117.

16.	CASH AND CASH EQUIVALENTS

	The Group
as at 31 December	2014 $m	2013 $m
Cash at bank and in hand	371	597
Cash equivalent investments	4,924	5,611

	5,295	6,208

Cash and cash equivalents comprise cash in hand, deposits with a maturity of three months or less and other short-term money market deposit accounts that are readily convertible into known amounts of cash.

Included within cash and cash equivalent investments is an amount equivalent to $390m (2.8bn Egyptian Pounds) which, due to foreign exchange restrictions, is not immediately available to the Group other than for funding local cash expenditure.

For information on the interest rate composition of the Group’s financial assets see note 18, page 117.

17.	BORROWINGS

GROSS BORROWINGS

The Group as at 31 December	2014 $m	2013 $m
Amounts falling due within one year
Bonds
2.5% US Dollar 350m bond due December 2015	349	—
Fair value hedge adjustments	1	—

	350	—
Loans from financial institutions	1,169	414
Obligations under finance leases	67	61

	1,586	475

Amounts falling due after more than one year
Bonds and other loans
2.5% US Dollar 350m bond due December 2015	—	349
2.875% US Dollar 750m bond due October 2016	749	748
5.125% Pound Sterling 500m bond due December 2017	779	827
Floating rate US Dollar 300m bond due September 2018	300	300
3.0% Euro 1,000m bond due July 2019	1,209	1,376
3.625% Euro 500m bond due July 2019	603	686
3.625% Euro 250m bond due July 2019	308	352
3.94% Hong Kong Dollar 370m bond due October 2019	48	48
4.0% US Dollar 650m bond due December 2020	644	643
4.0% US Dollar 1,350m bond due October 2021	1,339	1,338
1.25% Euro 775m bond due November 2022	935	—
5.125% Pound Sterling 750m bond due December 2025	1,157	1,228
2.25% Euro 800m bond due November 2029	964	—
3.5% Euro 100m bond due October 2033	118	134
5.0% Pound Sterling 750m bond due November 2036	1,144	1,214
5.125% US Dollar 900m bond due October 2041	881	880
6.5% Pound Sterling 600m bond due November 2072(a)	932	990
6.5% US Dollar 500m bond due November 2072(a)	497	497
6.5% Euro 500m bond due November 2072(a)	603	686
Fair value hedge adjustments	175	172

	13,385	12,468

Loans from financial institutions	1,076	2,242
Obligations under finance leases	1,460	2,344

	15,921	17,054

Gross borrowings	17,507	17,529

(a)	These bonds are long-dated, subordinated securities which although accounted for as debt, incorporate some features typical of equity, such as potential coupon deferral. The Group may, at its sole discretion, redeem all, but not part, of the securities at their principal amount on 30 November 2017, 30 November 2022 or any subsequent coupon date thereafter to maturity.

NET BORROWINGS(a)

The Group (as at 31 December)	2014 $m	2013 $m
Amounts falling due within one year
Cash and cash equivalents	5,295	6,208
Trade and other receivables(b)	—	38
Borrowings	(1,586)	(475)
Commodity contracts and other derivative financial instruments(c)	6	(11)

	3,715	5,760

Amounts falling due after more than one year
Borrowings	(15,921)	(17,054)
Trade and other receivables(b)	172	134
Commodity contracts and other derivative financial instruments(c)	36	550

	(15,713)	(16,370)

Net borrowings	(11,998)	(10,610)

(a)	Net borrowings are defined on page 143.
(b)	Trade and other receivables comprise a finance lease receivable of $172m (2013: $172m). See Note 18, page 117.
(c)	Commodity contracts and other derivative financial instruments comprise treasury financial derivatives of $42m (2013: $539m).

The following table shows a reconciliation of net borrowings:

The Group	2014 $m	2013 $m
Net borrowings as at 1 January	(10,610)	(10,624)
Net (decrease)/increase in cash and cash equivalents	(908)	1,704
Cash inflow from changes in borrowings	(1,461)	(1,620)
Inception of finance leases	(247)	(103)
Disposal of finance leases	923	—
Currency translation and other re-measurements	305	(53)
Movement in net borrowings classified as held for sale	—	86

Net borrowings as at 31 December	(11,998)	(10,610)

As at 31 December 2014, BG Group’s share of the net borrowings in joint ventures and associates amounted to approximately $0.3bn (2013: $0.6bn), including BG Group shareholder loans of approximately $0.4bn (2013: $0.7bn). These net borrowings are included in BG Group’s share of the net assets in joint ventures and associates.

MATURITY AND INTEREST RATE PROFILE OF THE GROUP’S BORROWINGS

The following tables analyse the Group’s gross borrowings. These are repayable as follows:

	Fixed rate borrowings		Total gross borrowings
Gross borrowings (including obligations under finance leases)	2014 $m	2013 $m	2014 $m	2013 $m
Within one year	417	61	1,586	475
Between one and two years	827	413	1,078	1,655
Between two and three years	73	818	1,424	1,068
Between three and four years	78	66	1,833	1,471
Between four and five years	1,009	1,452	1,058	2,005
After five years	7,816	10,236	10,528	10,855

	10,220	13,046	17,507	17,529

For the purpose of the table above, borrowings with an initial maturity within one year, such as commercial paper, are treated as floating rate.

As part of its interest rate risk strategy, the Group has entered into swaps. The disclosure above is presented after the effect of these swaps. Further information on the fair value of the swaps is included in note 18, page 117.

The weighted average post-swap interest rate of borrowings as at 31 December 2014 was 3.7% (2013: 4.0%). Post-swap fixed-rate borrowings mature between 2015 and 2072 (2013: mature between 2014 and 2072).

	Minimum lease payments		Obligations under finance leases
Obligations under finance lease pre-swap	2014 $m	2013 $m	2014 $m	2013 $m
Amounts due:
Within one year	162	154	67	61
Between one and five years	654	672	275	278
After five years	1,904	2,966	1,185	2,066
Less: future finance charges	(1,193)	(1,387)	—	—

	1,527	2,405	1,527	2,405

The Group has finance lease obligations in respect of infrastructure and LNG ships. These lease obligations expire between 2024 and 2039 (2013: expire between 2024 and 2038).

CURRENCY COMPOSITION OF THE GROUP’S BORROWINGS

The following table analyses the currency composition of the Group’s borrowings:

	2014 $m	2013 $m
Currency:
Pound Sterling	5,296	6,477
US Dollar	7,205	7,667
Euro	4,778	3,253
Other	228	132

	17,507	17,529

The disclosure above does not include the impact of certain currency swaps as these are separately recognised under IAS 39 and presented in note 18, page 117. As at 31 December 2014, the Group had swapped $2,291m (2013: $2,437m) of Pound Sterling borrowings into US Dollars, $4,778m (2013: $3,253m) of Euro borrowings into US Dollars and $50m (2013: $50m) of other currencies into US Dollars.

COMPOSITION OF THE GROUP’S UNDRAWN COMMITTED FACILITIES

The Group has undrawn committed borrowing facilities, in respect of which all conditions have been met, as follows:

	2014 $m	2013 $m
Expiring:
Within one year(a)	2,102	—
Between one and two years	2,180	—
Between two and three years	3,040	2,180
Between three and four years	—	3,040

	7,322	5,220

(a)	Undrawn committed facilities expiring within one year as at 31 December 2014 comprise a £250m revolving bank borrowing facility (which was fully drawn as at 31 December 2013) and a further credit facility provided by an export credit agency, which was executed during 2014 and of which $1.7 billion was undrawn at 31 December 2014. While the opportunity to draw upon this credit facility expires within one year, drawn funds are repaid in equal semi-annual instalments commencing after more than one year and ending after more than five years.

18.	FINANCIAL INSTRUMENTS

TREASURY INSTRUMENTS

The Group is exposed to credit risk, interest rate risk, exchange rate risk and liquidity risk. As part of its business operations, the Group uses derivative financial instruments (derivatives) in order to manage exposure to fluctuations in interest rates and exchange rates. The Group enters into interest rate derivatives to manage the fixed and floating composition of its debt. The Group enters into currency exchange rate derivatives to hedge certain currency cash flows and to adjust the currency composition of its assets and liabilities. Certain agreements are combined currency and interest swap transactions, described as cross-currency interest rate derivatives. The Group’s policy is to enter into interest or currency exchange rate derivatives only where these are matched by an underlying asset, liability or transaction.

Further information on treasury risks is contained in the Principal risks and uncertainties section, pages 34 to 41.

COMMODITY INSTRUMENTS

Within the ordinary course of business the Group routinely enters into sale and purchase transactions for commodities. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of the commodity in accordance with the Group’s expected sale, purchase or usage requirements. Such contracts are not within the scope of IAS 39.

Certain gas sales contracts fall within the scope of IAS 39. These contracts include pricing terms that are based on a variety of commodities and indices. They are recognised in the balance sheet at fair value with movements in fair value recognised in the income statement.

Certain short-term market traded contracts for the purchase and subsequent resale of third-party commodities are within the scope of IAS 39 and are recognised in the balance sheet at fair value with movements in fair value recognised in the income statement. The Group uses various commodity-based derivative instruments to manage some of the risks arising from fluctuations in commodity prices. Such contracts include physical and net-settled forwards, futures, swaps and options. Where these derivatives have been designated as cash flow hedges of underlying commodity price exposures, certain gains and losses attributable to these instruments are deferred in other comprehensive income and subsequently recognised in the income statement when the underlying hedged transaction crystallises. Commodity derivatives that are not part of a hedging relationship are recognised in the balance sheet within Other commodity derivatives at fair value, with movements in fair value recognised in the income statement.

Further information on commodity price exposure is contained in the Principal risks and uncertainties section, pages 34 to 41.

AMOUNTS RECOGNISED IN RESPECT OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

	2014		2013
The Group as at 31 December	Assets $m	Liabilities $m	Assets $m	Liabilities $m
Included in the balance sheet:
Interest rate derivatives	102	(61)	127	(42)
Currency exchange rate derivatives	—	(3)	20	(17)
Cross-currency interest rate derivatives	183	(179)	495	(44)
Gas contracts	82	(14)	—	(208)
Other commodity derivatives	155	(124)	88	(159)

	522	(381)	730	(470)

As at 31 December 2014, the Group also held non-derivative available-for-sale financial assets of $42m (2013: $61m) which are recognised in the balance sheet at fair value.

As at 31 December 2014, the Group had deposited cash of $119m (2013: $110m) and received cash of $16m (2013: $7m) in respect of collateral and margin payments associated with the use of commodity derivatives.

Derivative financial instruments expected to be realised within one year are presented within current assets and current liabilities. All other derivative financial instruments are classified as non-current. The maturity profile of derivative financial instruments is as follows:

	2014		2013
	Assets $m	Liabilities $m	Assets $m	Liabilities $m
Within one year	235	(128)	107	(297)
Between one and five years	103	(163)	237	(122)
After five years	184	(90)	386	(51)

	522	(381)	730	(470)

The notional principal amounts of derivative financial instruments are as follows:

	2014				2013
	Within one year $m	Between one and five years $m	After five years $m	Total $m	Within one year $m	Between one and five years $m	After five years $m	Total $m
Interest rate derivatives	1,300	780	2,200	4,280	9	2,194	3,253	5,456
Currency exchange rate derivatives	599	—	—	599	1,263	47	—	1,310
Cross-currency interest rate derivatives	—	4,461	3,285	7,746	—	3,113	2,815	5,928
Other commodity derivatives	10,394	5,723	—	16,117	15,047	4,636	232	19,915

The notional principal amounts of gas contracts are $293m (2013: $690m). The amounts in respect of other commodity derivatives represent the gross combination of notional principals relating to all purchase and sale contracts and accordingly do not show the extent to which these contracts may offset. These notional principal amounts give an indication of the scale of derivatives held, but do not reflect the risks that the Group is exposed to from their use.

VALUATION

All financial instruments that are initially recognised and subsequently re-measured at fair value have been classified in accordance with the hierarchy described in IFRS 13 ‘Fair Value Measurement’.

Fair value measurement hierarchy

The fair value hierarchy, described below, reflects the significance of the inputs used to determine the valuation of financial assets and liabilities measured at fair value.

Level 1 fair value measurements are those derived directly from quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 fair value measurements are those including inputs other than quoted prices included within Level 1 that are observable for the asset or liability directly or indirectly. The fair value of the Group’s interest rate and currency exchange rate derivatives and the majority of the Group’s commodity derivatives are calculated from relevant market prices and yield curves at the balance sheet date and are therefore based solely on observable price information. These instruments are not directly quoted in active markets and are accordingly classified as Level 2 in the fair value hierarchy.

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data. Where observable market valuations of commodity contracts are unavailable, the fair value on initial recognition is the transaction price and is subsequently determined using the Group’s forward planning assumptions for the price of gas, other commodities and indices. Due to the assumptions underlying their fair value, certain gas contracts are categorised as Level 3 in the fair value hierarchy. These contracts contain an underlying linkage to oil prices, and one of the assumptions used for their valuation is that observable commodity prices are liquid for four years (2013: four years). The fair values of the commodity contracts are calculated using the market yield curve at the balance sheet date.

	Financial assets				Financial liabilities
The Group as at 31 December 2014	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Interest rate derivatives	—	102	—	102	—	(61)	—	(61)
Currency exchange rate derivatives	—	—	—	—	—	(3)	—	(3)
Cross-currency interest rate derivatives	—	183	—	183	—	(179)	—	(179)
Gas contracts	—	—	82	82	—	(14)	—	(14)
Other commodity derivatives	43	73	39	155	(69)	(9)	(46)	(124)

	43	358	121	522	(69)	(266)	(46)	(381)

	Financial assets				Financial liabilities
as at 31 December 2013	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Interest rate derivatives	—	127	—	127	—	(42)	—	(42)
Currency exchange rate derivatives	—	20	—	20	—	(17)	—	(17)
Cross-currency interest rate derivatives	—	495	—	495	—	(44)	—	(44)
Gas contracts	—	—	—	—	—	(144)	(64)	(208)
Other commodity derivatives	3	51	34	88	(28)	(74)	(57)	(159)

	3	693	34	730	(28)	(321)	(121)	(470)

As at 31 December 2014, the Group also held available-for-sale financial assets of $42m (2013: $61m), the fair value of which is determined using Level 1 fair value measurements.

Level 3 fair value measurements

The movements in the year associated with financial assets and liabilities, measured at fair value and determined in accordance with Level 3, are shown below:

	Total
	2014 $m	2013 $m
Fair value as at 1 January	(87)	(8)
Total gains or losses recognised in the income statement	139	(85)
Reclassification to Level 2	8	—
Settlements	19	3
Currency translation adjustments	(4)	3

Fair value as at 31 December	75	(87)

Total gains or losses recognised in the income statement are presented in Other operating income.

As at 31 December 2014, the potential pre-tax change in the fair value of gas contracts, assuming a $20 per barrel change (2013: $10 per barrel) in the Brent price assumption, was $79m (2013: $53m). A reasonably foreseeable change in the valuation assumptions underlying other commodity derivatives would not significantly change their fair value measurement.

FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS

The Group	2014 $m	2013 $m
Included in the income statement(a):
Interest rate and currency exchange rate derivatives not in a designated hedge relationship(b)	(176)	18
Interest rate derivatives designated as fair value hedges	—	(56)
Cross-currency interest rate derivatives designated as fair value hedges(b)	(71)	66
Ineffectiveness on net investment hedges	10	(6)
Gas contracts	280	34
Other commodity derivatives not in a designated hedge relationship	73	42

Continuing operations	116	98

(a)	Includes $57m gain (2013: $112m loss) recognised as Other operating income within Business Performance.
(b)	These amounts are offset by foreign exchange gains or losses on the underlying borrowings.

Fair value losses of $17m (2013: $8m) on available-for-sale financial assets are included within other comprehensive income.

HEDGE ACCOUNTING

In line with the Group’s risk management policies, certain derivative and non-derivative instruments are designated as hedges of currency, interest rate and commodity price exposures in accordance with IAS 39.

Fair value hedges

As at 31 December 2014, the Group held a number of interest rate derivatives and cross-currency interest rate derivatives designated as hedges of the fair value risk associated with the Group’s fixed rate debt. The hedged items and the related derivatives have the same critical terms to ensure that they are an effective hedge under IAS 39. The fair value of derivative instruments designated as fair value hedges outstanding as at 31 December 2014 is $(8)m (2013: $66m). During 2014, adjustments of $(26)m (2013: $65m) have been made to hedged items in respect of the risks being hedged.

Cash flow hedges

The Group has forward commodity contracts, currency exchange rate derivatives, interest rate derivatives and cross-currency interest rate derivatives designated as hedges of highly probable forecast purchases and sales, and of interest flows and currency exposure on Group debt. As at 31 December 2014, an unrealised pre-tax loss of $42m (2013: $4m) was deferred in other comprehensive income in respect of effective cash flow hedges. The hedged transactions are expected to occur within 19 years (2013: 24 years) and the associated gains and losses deferred in other comprehensive income will be released to the income statement as the underlying transaction crystallises. As at 31 December 2014, deferred pre-tax losses of $13m (2013: $nil) are expected to be released to the income statement within one year. The fair value of derivative instruments designated as cash flow hedges outstanding as at 31 December 2014 is $(30)m (2013: $174m).

The Consolidated statement of comprehensive income, page 93, identifies the amounts that have been transferred from other comprehensive income in respect of transactions completed during the year. These items are reported within the income statement to match against the underlying transaction.

Hedges of net investments in foreign operations

As at 31 December 2014, certain borrowings and currency derivatives have been designated as hedges of the currency risk associated with net investments in foreign operations. The portion of gains or losses on the hedging instruments determined to be an effective hedge are transferred to other comprehensive income to offset the gains or losses arising on the retranslation of net investments in foreign subsidiaries. The pre-tax loss on effective hedging instruments deferred within other comprehensive income as at 31 December 2014 is $45m (2013: $529m gain). The fair value official financial instruments designated as hedges of net investments in foreign operations outstanding as at 31 December 2014 is $(5,682)m (2013: $(5,681)m).

FINANCIAL ASSETS (EXCLUDING NON-INTEREST BEARING SHORT-TERM RECEIVABLES)

The Group’s financial assets consist of cash and cash equivalents of $5,295m (2013: $6,208m), loans made to joint ventures and associates of $353m (2013: $714m), a finance lease receivable of $172m (2013: $172m), available-for-sale assets of $42m (2013: $61m), other long-term investments of $nil (2013: $17m), receivables due within one year of $520m (2013: $640m) and receivables due after more than one year of $519m (2013: $571m).

The currency and interest rate profile of financial assets is as follows:

	2014				2013
The Group	Fixed rate financial assets $m	Floating rate financial assets $m	Non-interest bearing assets $m	Total $m	Fixed rate financial assets $m	Floating rate financial assets $m	Non-interest bearing assets $m	Total $m
Currency:
Pound Sterling	—	—	—	—	—	—	361	361
US Dollar	231	6,295	22	6,548	231	7,563	34	7,828
Other	—	328	25	353	—	145	49	194

	231	6,623	47	6,901	231	7,708	444	8,383

Within floating rate financial assets, cash and cash equivalents earn interest at the relevant market rates. Periodic interest rate determinations in respect of floating rate loans to joint ventures and associates generally comprise London Interbank Offered Rate (LIBOR) plus or minus an agreed margin. As at 31 December 2014, floating rate receivables and loans to joint ventures and associates had an effective interest rate of between 1.27% and 4.52% (2013: between 1.26% and 4.00%) and are expected to expire between 2015 and 2022 (2013: between 2015 and 2020). The maturity profile of non-interest bearing loans to joint ventures and associates cannot be practicably estimated as repayments are based on the performance of the individual joint venture or associate.

As at 31 December 2014, fixed rate assets expire between 2016 and 2024 (2013: 2016 and 2024) and have effective interest rates of between 6% and 15% (2013: 6% and 14%).

OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following financial assets and financial liabilities are subject to offsetting, enforceable master netting arrangements or similar agreements:

	Amounts offset			Amounts not offset		Net
The Group Financial assets as at 31 December 2014	Gross assets $m	Gross liabilities offset $m	Net presented in the balance sheet $m	Financial instruments $m	Cash collateral received $m	$m
Derivative financial assets	1,098	(658)	440	(123)	(16)	301
Other receivables	82	(82)	—	—	—	—
Trade receivables	906	(166)	740	—	(4)	736

	2,086	(906)	1,180	(123)	(20)	1,037

	Amounts offset			Amounts not offset		Net
The Group Financial liabilities as at 31 December 2014	Gross liabilities $m	Gross assets offset $m	Net presented in the balance sheet $m	Financial instruments $m	Cash collateral paid $m	$m
Derivative financial liabilities	(1,121)	740	(381)	123	5	(253)
Trade payables	(718)	166	(552)	—	9	(543)

	(1,839)	906	(933)	123	14	(796)

	Amounts offset			Amounts not offset		Net
The Group Financial assets as at 31 December 2013	Gross assets $m	Gross liabilities offset $m	Net presented in the balance sheet $m	Financial instruments $m	Cash collateral received $m	$m
Derivative financial assets	1,198	(492)	706	(48)	(33)	625
Other receivables	76	(76)	—	—	—	—
Trade receivables	864	(314)	550	—	(21)	529

	2,138	(882)	1,256	(48)	(54)	1,154

	Amounts offset			Amounts not offset		Net
The Group Financial liabilities as at 31 December 2013	Gross liabilities $m	Gross assets offset $m	Net presented in the balance sheet $m	Financial instruments $m	Cash collateral paid $m	$m
Derivative financial liabilities	(923)	568	(355)	48	37	(270)
Trade payables	(560)	314	(246)	—	—	(246)

	(1,483)	882	(601)	48	37	(516)

For the financial assets and liabilities subject to enforceable master netting arrangements or similar arrangements above, each agreement between the Group and the counterparty typically requires net settlement of the relevant financial assets and liabilities. In the absence of such a requirement, financial assets and liabilities will be settled on a gross basis, however, each party to the master netting agreement or similar agreement will be required or have the option to settle all such amounts on a net basis in the event of default of the other party. Per the terms of each agreement, an event of default includes: failure by a party to make payment when due; failure by a party to perform any obligation required by the agreement (other than payment) if such failure is not remedied within a specified cure period after notice of such failure is given to the party; or bankruptcy.

FAIR VALUES OF OTHER FINANCIAL INSTRUMENTS

The following financial instruments are measured at historical or amortised cost and have fair values that differ from their book values:

	2014		2013
The Group	Book value $m	Fair value $m	Book value $m	Fair value $m
Financial instruments held or issued to finance the Group’s operations:
Long-term borrowings	(15,921)	(17,770)	(17,054)	(18,510)

The fair values of long-term borrowings are within Level 1 ($14,387m) and Level 2 ($3,383m) of the fair value hierarchy and have been estimated based on quoted market prices where available, or by discounting all future cash flows by the relevant market yield curve at the balance sheet date.

THE COMPANY

The Company’s financial instruments are all denominated in Pounds Sterling and consist of short-term receivables of $1,786m (2013: $2,881m) and short-term payables of $48m (2013: $51m). Short-term receivables comprise amounts owed by Group undertakings, of which $1,768m (2013: $2,858m) earns interest at LIBOR minus an agreed margin. The remaining short-term receivables of $18m (2013: $23m) were non-interest bearing. Short-term payables are due within one year and are non-interest bearing. The fair value of the financial instruments approximates book value.

FINANCIAL RISK FACTORS

The principal financial risks arising from financial instruments are commodity price risk, exchange rate risk, interest rate risk and credit and liquidity risk. Additional quantitative information and market sensitivities in relation to certain principal market risks are included in the following sections.

Liquidity risk

The Group limits the amount of borrowings maturing within any specific period and the Group’s financial assets are primarily held as short-term, liquid investments that are readily convertible into known amounts of cash. These measures reduce liquidity risk. The Group proposes to meet its financing commitments from the operating cash flows of the business, existing cash and cash equivalent investments, proceeds from asset disposals and borrowings from a range of sources which are expected to include money and debt capital markets, government lending agencies and existing committed lines of credit. The undiscounted contractual cash flows receivable/(payable) under financial instruments as at the balance sheet date are as follows:

The Group as at 31 December 2014	Within one year $m	Between one and two years $m	Between two and five years $m	After five years $m	Total $m
Non-derivative financial liabilities
Borrowings	(2,251)	(1,737)	(6,083)	(24,231)	(34,302)
Short-term payables	(1,509)	—	—	—	(1,509)

	(3,760)	(1,737)	(6,083)	(24,231)	(35,811)

Outflows from derivative financial instruments
Currency and interest rate derivatives	(310)	(327)	(4,963)	(4,254)	(9,854)
Gross-settled commodity derivatives	(1,213)	(291)	(559)	(234)	(2,297)
Net-settled commodity derivatives	(5)	—	—	—	(5)

	(1,528)	(618)	(5,522)	(4,488)	(12,156)

Non-derivative financial assets and inflows from derivative financial instruments	9,197	1,438	5,560	4,490	20,685

Total as at 31 December 2014	3,909	(917)	(6,045)	(24,229)	(27,282)

The Group as at 31 December 2013	Within one year $m	Between one and two years $m	Between two and five years $m	After five years $m	Total $m
Non-derivative financial liabilities
Borrowings	(1,150)	(1,977)	(6,864)	(25,750)	(35,741)
Short-term payables	(1,878)	—	—	—	(1,878)

	(3,028)	(1,977)	(6,864)	(25,750)	(37,619)

Outflows from derivative financial instruments
Currency and interest rate derivatives(a)	(374)	(317)	(3,898)	(3,612)	(8,201)
Gross-settled commodity derivatives	(1,232)	(397)	(276)	—	(1,905)
Net-settled commodity derivatives	(49)	(17)	(12)	—	(78)

	(1,655)	(731)	(4,186)	(3,612)	(10,184)

Non-derivative financial assets and inflows from derivative financial instruments(a)	12,172	1,728	4,701	4,582	23,183

Total as at 31 December 2013(a)	7,489	(980)	(6,349)	(24,780)	(24,620)

(a)	The Group has amended the comparative disclosures in order to present both principal and interest settlement amounts gross where the pay and receive legs of a derivative will be settled separately, including currency exchange, interest rate and cross-currency interest rate derivatives.

Credit risk

Credit risk is managed on a Group basis. Credit risk in financial instruments arises from cash and cash equivalents and derivative financial instruments, as well as credit exposures of commercial counterparties including exposures in respect of outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum long-term credit rating of ‘A’ are normally accepted as a counterparty and credit limits are established based primarily on the credit ratings, although other credit assessment factors that determine credit quality, including the external environment, are taken into account when considering the awarding of or maintenance of a limit. Similarly if a commercial counterparty is independently credit rated, the rating is primarily used to determine credit quality and limits, with other relevant assessment factors also considered. If there is no independent credit rating, credit quality is assessed in accordance with credit policies that take account of the counterparty’s financial position and other similar factors. Exposures are monitored by the relevant Group businesses and at a Group level.

As at 31 December 2014, the Group’s maximum credit risk exposure (after the impact of any netting arrangements) under currency and interest rate related derivatives was $167m (2013: $570m) and commodity related derivatives $79m (2013: $65m). The Group’s credit risk exposure under receivables and other financial assets is represented by the book values. The Group considers its portfolio for credit related concentration risks where risks may result from strategic investments, commercial relationships or sales of product in a variety of locations. Mitigation may be considered where appropriate to diversify or reduce risk profile.

The Egyptian government continues to demonstrate its commitment to repay outstanding debts to the energy industry. Following partial repayments of the Group’s outstanding debt during 2014, the amount owed by Egypt General Petroleum Corporation (EGPC) in respect of domestic gas sales as at 31 December 2014 was $0.9bn (2013: $1.2bn), of which $0.7bn (2013: $0.5bn) was overdue. The Group considers that the current receivable balance remains fully recoverable as direct cash payments from EGPC continue to be received, however in 2014 a $100 million pre-tax ($79 million post-tax) charge was recognised relating to the downward re-measurement of the receivable balance to reflect the time value of money associated with the outstanding debt based on a revised assumed repayment profile. The recoverability of the receivable balance depends on the business environment in Egypt, the Group’s continued investment plans and the volume of gas available for export, together with the outcome of ongoing negotiations with EGPC.

Market risk

Financial instruments used by the Group that are affected by market risks primarily comprise cash and cash equivalents, borrowings and derivative contracts. The principal market variables that affect the value of these financial instruments are UK and US interest rates, US Dollar to Pound Sterling exchange rates, UK and US gas prices, and Japan Custom-cleared Crude (JCC) and Brent oil prices. The table below illustrates the indicative post-tax effects on the income statement and other comprehensive income of applying reasonably foreseeable market movements to the Group’s financial instruments at the balance sheet date.

The Group	Market movement		Business Performance		Disposals, re- measurements and impairments			Other comprehensive income/(charge)
	2014	2013	2014 $m	2013 $m	2014 $m	2013 $m		2014 $m	2013 $m
UK interest rates	+ 100 basis points	+100 basis points	(6)	(18)	(1)	(10)		(142)	(140)
US interest rates	+100 basis points	+ 100 basis points	(1)	29	50	97		140	203
US$/UK£ exchanges rates	+ 20 cents	+ 20 cents	10	—	(376)	(208	)(a)	1,506	1,635 (a)
UK gas prices	+20 pence/therm	+10 pence/therm	—	—	(48)	(12)		—	—
US gas prices	+1$/mmbtu	+1$/mmbtu	2	(14)	84	—		—	(2)
JCC/Brent prices	+20$/bbl	+10$/bbl	—	—	(62)	(39)		—	—
The Company
UK interest rates	+100 basis points	+100 basis points	14	22	—	—		—	—

(a)	The Group has undertaken a review of the methodology used to calculate foreign exchange rate sensitivities and has chosen to utilise a more granular approach in the sensitivity calculation of intra-group exposures. The Group has amended the comparative disclosures for foreign exchange rate sensitivities reported in 2013 from a $144m loss to a $208m loss for disposals, re-measurements and impairments and from a $357m gain to a $1,635 gain for other comprehensive income.

The above sensitivity analysis is based on the Group’s financial assets, liabilities and hedge designations as at the balance sheet date and indicates the effect of a reasonable increase in each market variable. The effect of a corresponding decrease in these variables is approximately equal and opposite. The following assumptions have been made:

(i)	the sensitivity includes a full year’s change in interest payable and receivable from floating rate borrowings and investments based on the post-swap amounts and composition as at the balance sheet date;

(ii)	fair value changes from derivative instruments designated as cash flow or net investment hedges are considered fully effective and are recorded in other comprehensive income;

(iii)	fair value changes from derivative instruments designated as fair value hedges are considered fully effective and entirely offset by adjustments to the underlying hedged item; and

(iv)	fair value changes from derivatives not in a hedge relationship are recorded in the income statement.

19.	TRADE AND OTHER PAYABLES

	The Group		The Company
as at 31 December	2014 $m	2013 $m	2014 $m	2013 $m
Amounts falling due within one year
Trade payables	894	1,459	—	—
Amounts owed to Group undertakings	—	—	23	28
Amounts owed to joint ventures and associates (see note 23, page 126)	258	109	—	—
Other payables(a)	357	310	25	23
Accruals and deferred income	3,259	3,753	—	—

	4,768	5,631	48	51

Amounts falling due after more than one year
Other payables	—	—	—	—
Accruals and deferred income	136	150	—	—

	136	150	—	—

	4,904	5,781	48	51

(a)	As at 31 December 2014, Group payables include $16m (2013: $35m) relating to share-based payment transactions, of which $10m (2013: $22m) relates to awards that have already vested, and $165m (2013: $140m) relating to amounts provided in 2014 for payments to eligible employees under bonus schemes, including the BG Group Annual Incentive Scheme (AIS).

20.	PROVISIONS FOR OTHER LIABILITIES AND CHARGES

	Decommissioning			Other		Total
The Group	2014 $m		2013 $m	2014 $m	2013 $m	2014 $m	2013 $m
As at 1 January	3,662		3,767	453	415	4,115	4,182
Charge for the year	17		63	172	98	189	161
Unwinding of discount	146		107	2	2	148	109
Additions	714		993	56	—	770	993
Change in discount rate	808		(764)	—	—	808	(764)
Disposals	(119)		(295)	—	—	(119)	(295)
Currency translation and other adjustments	(504	)(a)	(134)	110 (b)	(2)	(394)	(136)
Amounts used	(83)		(75)	(139)	(58)	(222)	(133)
Unused provisions credited to the income statement	—		—	(24)	(2)	(24)	(2)
Reclassified as assets held for sale	(36)		—	—	—	(36)	—

As at 31 December	4,605		3,662	630	453	5,235	4,115

(a)	Includes a movement of $(272)m due to a change in inflation assumptions (2013: $nil).
(b)	Includes $138m reclassified from elsewhere on the balance sheet.

A brief description of each provision together with estimates of the timing of expenditure is given below:

DECOMMISSIONING COSTS

The estimated cost of decommissioning at the end of the producing lives of fields is reviewed at least annually and engineering estimates and reports are updated periodically. Provision is made for the estimated cost of decommissioning at the balance sheet date, to the extent that current circumstances indicate BG Group will ultimately bear this cost. The payment dates of expected decommissioning costs are uncertain and are based on economic assumptions surrounding the useful economic lives of the fields concerned. Useful economic lives of fields are affected by the estimation of hydrocarbon reserves and resources, which is in turn impacted by available reservoir data, commodity prices and future costs. Payments (on a discounted basis) of $705m (2013: $828m) are currently anticipated within one to five years; $1,093m (2013: $829m) within six to 10 years; and $2,807m (2013: $2,005m) over 10 years.

OTHER

The balance as at 31 December 2014 includes provisions for onerous contracts of $111m (2013: $146m), field-related payments of $124m (2013: $51m), insurance costs of $107m (2013: $67m) and costs associated with disposals and restructuring of $119m (2013: $112m). The payment dates are uncertain, but are expected to be between 2015 and 2018 (2013: 2014 and 2018).

21.	CALLED UP SHARE CAPITAL

	Number of shares
as at 31 December	2014 m	2013 m	2014 $m	2013 $m
Issued and fully paid up
Equity:
Ordinary shares of 10p each	3,621	3,619	579	579

For information on the rights and restrictions applying to the Company’s shares see Other disclosures section on page 78.

During the year, the Company allotted 2.51m ordinary shares of 10p each (2013: 4.38m ordinary shares) with an aggregate nominal value of $416,703 (2013: $689,768) in connection with exercises of share options issued under the Company Share Option Scheme (CSOS) and the Sharesave Plan. The consideration received on these allotments amounted to $28m (2013: $45m).

At 31 December 2014, the Company held 209.9m (2013: 212.7m) of its own shares. The market value of these shares as at 31 December 2014 was $2,831m (2013: $4,572m). The Company made the following transactions in respect of its own shares:

(i)	During 2014, the Company made no purchases of its own ordinary shares. During 2013, the Company purchased 0.7m of its own ordinary shares for the Long-Term Incentive Plan (LTIP), for aggregate consideration of $13m including transaction costs, which had a nominal value of $105 838 and represented less than 0.1% of the called up share capital at 31 December 2013.

(ii)	During 2014, the Company transferred 2.8m (2013: 3.2m) of its ordinary shares to eligible employees in accordance with the terms of the Share Incentive Plan, the LTIP and Global Partnership Plan. The shares transferred had a nominal value of $469,193 (2013: $496,056) and represented approximately 0.1% (2013: 0.1%) of the called up share capital at 31 December 2014. The cost of shares transferred was $22m (2013: $43m).

(iii)	The maximum number of shares held during the year was 212.7m ordinary shares (2013: 215.5m), representing approximately 5.9% (2013: 6.0%) of the called up share capital at 31 December 2014, and having a nominal value of $35,233,224 (2013: $32,722,390).

22.	COMMITMENTS AND CONTINGENCIES

A)	CAPITAL EXPENDITURE

As at 31 December 2014, the Group had contractual commitments for future capital expenditure amounting to $4,195m (2013: $6,235m) of which $3,998m related to acquisition of property, plant and equipment (2013: $5,770m) and $197m related to intangible exploration assets (2013: $465m).

Included in the amount for contractual commitments for future capital expenditure is $1,388m (2013: $1,921m) relating to commitments under operating leases split between amounts due within one year $723m (2013: $970m), and amounts due between one and five years $665m (2013: $951m).

B)	DECOMMISSIONING COSTS ON DISPOSED ASSETS

BG Group has contingent liabilities in respect of the future decommissioning costs of gas and oil assets disposed of to third parties should they fail to meet their remediation obligations. The amounts of future costs associated with these contingent liabilities could be significant. The Group has obtained indemnities and/or letters of credit against the estimated amount of certain of these potential liabilities.

C)	FUTURE EXPLORATION WELL COSTS

As at 31 December 2014, certain petroleum licences in which BG Group has an interest contained outstanding uncontracted obligations to drill exploration and appraisal wells. The uncontracted cost attributable to the Group in respect of these capital commitments is estimated to be $384m (2013: $806m).

D)	LEASE COMMITMENTS

Commitments under operating leases to be expensed to the income statement as at 31 December were as follows:

	Land and buildings		Vessels and other		FPSOs		Total
The Group	2014 $m	Restated(a) 2013 $m	2014 $m	Restated(a) 2013 $m	2014 $m	Restated(a) 2013 $m	2014 $m	Restated(a) 2013 $m
Amounts due:
Within one year	70	72	542	395	282	162	894	629
Between one and five years	203	191	2,369	1,851	1,579	1,120	4,151	3,162
After five years	152	204	1,718	2,146	2,695	2,102	4,565	4,452

	425	467	4,629	4,392	4,556	3,384	9,610	8,243

(a)	The Group has amended the comparative lease commitment disclosure for ‘Land and buildings’, ‘Vessels and other’ and ‘FPSOs’ to exclude certain operating and maintenance costs, to reflect a shorter minimum lease term for certain FPSOs, to remove four FPSO leases from the disclosure and ensure that the net commitment of the Group is shown. The impact of excluding these amounts on the previously disclosed 2013 comparative was to reduce operating lease commitments for ‘Land and buildings’ from $549m to $467m, ‘Vessels and other’ from $6 057m to $4 392m and FPSOs from $13 009m to $3 384m.

Certain expenditure under operating leases is recovered from third parties under partnership agreements and is excluded from the table above.

The longest dated lease, in respect of an FPSO, expires in 2029 (2013: expires in 2029).

E)	LEGAL PROCEEDINGS

In August 2009 two separate tax deficiency notices were issued against Petrobras based on alleged irregularities in connection with the import of equipment and rigs on behalf of the BM-S-9 Consortium (Petrobras (45% - Operator), BG E&P Brasil (30%) and Repsol Sinopec Brasil (25%)). BG Group’s potential liability arises from indemnity provisions in favour of Petrobras, as set out in the Joint Operating Agreement.

The first tax deficiency notice was issued due to the São Paulo State Tax Authority’s allegation that Petrobras cannot enjoy lower tax rates in the importation of a rig. Petrobras challenged this decision through the administrative courts (this appeal was rejected); and in the judicial branch, in which the first instance and second instance (February 2014) courts declared and upheld that the São Paulo State Tax Authority was not competent to decide unilaterally where customs clearance takes place or to consider if the Consortium would be entitled to the special tax treatment. These rulings were positive decisions for the Consortium. The São Paulo State Tax Authority appealed the second instance judicial decision to the Brazilian Superior Court of Justice and a final decision is expected within the next three years.

The second tax deficiency notice was issued by the São Paulo Tax Authority reflecting their view that Petrobras should have recorded transfers of goods to and from a rig as if the offshore rig and the onshore base were two distinct branches of Petrobras. As such, the authorities are charging a penalty. Petrobras has appealed an unfavourable decision in the administrative courts and a decision is expected in 2015. lf the appeal by Petrobras is rejected, it is anticipated that judicial proceedings will be brought in a manner similar to the first tax deficiency notice referred to above and that this matter may take up to five years to be resolved.

In 2014 tax assessments were issued against Petrobras in respect of the charter/services contract split for FPSOs, offshore service vessels and rig hire for the years 2008, 2009 and 2010. Some of these FPSOs, vessels and rigs were allocated to the BM-S-9 and BM-S-11 consortia. Defences and administrative appeals were submitted by Petrobras and are pending.

BG Group’s Australian subsidiary is defending claims brought by an unincorporated joint venture between McConnell Dowell Constructors (Aust) Pty Limited and Consolidated Contracting Company Australia Pty Limited (together, ‘MCJV’). MCJV is the main contractor for the Export and Narrows pipelines project. In March 2014, MCJV initiated ICC arbitration proceedings relating to project variations, delay and completion of milestones. The arbitral panel has been constituted and an indicative timetable for the arbitration set. The full hearing of the matter is not expected before Q4 2015. The claim has been retained by BG Group in the sales process of QCLNG Pipeline Pty Limited.

Various issues have been in dispute for a number of years with the Government of India in relation to the interpretation of the production sharing contracts for the Panna/Mukta and Tapti fields and related matters. Arbitration proceedings are ongoing.

It is not practicable at this time to estimate the financial effects (other than for the tax deficiency notices); given the uncertainties relating to the amounts and timing of any economic inflows or outflows and the possibility of any reimbursements in relation to the outstanding legal proceedings detailed above. An amount for the tax deficiency notices has been included within the other contingency liabilities amount in subsection (F) below.

The Company and its subsidiaries are, or may from time to time be, in connection with current or past operations, involved in a number of legal or arbitration proceedings, including, for example, claims, suits, actions, investigations and/or inquiries relating to commercial, tax, environmental or other matters, with third parties or governmental or regulatory authorities. While the outcome of some of these matters cannot readily be foreseen, it is currently considered that they will be resolved without material effect on the net asset position as set out in these Financial statements.

F)	CONTINGENT LIABILITIES

The amount of contingent liabilities as at 31 December 2014 (mainly the provision of guarantees, indemnities, contingent decommissioning obligations or warranties to third parties and various legal or arbitration proceedings in connection with the current and prior operations of the Group) amounted to $7,188m (2013: $7,144m), of which $224m (2013: $242m) related to the Company.

23.	RELATED PARTY TRANSACTIONS

In the normal course of business BG Group provides goods and services to, and receives goods and services from, its joint ventures and associates.

The Group received and incurred the following income and charges from its joint ventures and associates:

	2014		2013 Restated(a)
for the year ended 31 December	Income $m	Charges $m	Income $m	Charges $m
LNG cargo purchases, sales and other related costs	118	(720)	108	(601)
Shipping, transportation costs and other related costs	2	(23)	5	(47)
E&P operating costs	—	(298)	—	(149)

	120	(1,041)	113	(797)

(a)	On the adoption of IFRS 11 ‘Joint Arrangements’, the Group has reclassified the comparative disclosures given in 2013 to exclude relationships that are now deemed to be ‘Joint Operations’ and fall outside of the scope of IAS 24 ‘Related Party Disclosures’. The impact of excluding these items were as follows: LNG cargo purchases, and other related costs from $717m to $601m, Shipping, transportation and other related income from $90m to $5m and Shipping, transaction costs and other related costs from $113m to $47m.

BG Group provides certain guarantees in respect of its obligations to its joint ventures and associates, and its share of obligations undertaken by its joint ventures and associates, in the normal course of business.

As at 31 December 2014, a debtor balance of $42m (2013: $69m) (see note 15, page 114) and a creditor balance of $258m (2013: $109m) (see note 19, page 124) were outstanding with these parties.

In addition, BG Group provides financing to some of these parties by way of loans. As at 31 December 2014, loans of $353m (2013: $714m) were due from joint ventures and associates. These loans are accounted for as part of BG Group’s investment in joint ventures and associates and disclosed in note 13, page 113. lnterest of $9m (2013: $10m) was charged on these loans during the year at interest rates of between 1.25% and 3.99% (2013: 1.26% and 4.06%). The maximum debt outstanding during the year was $714m (2013: $715m).

BG Group has a finance lease arrangement with a joint venture company. As at 31 December 2014, the obligation was $130m (2013: $135m). Interest of $7m (2013: $9m) was paid during the year in respect of this lease. The lease expires in 2027.

BG Group has operating lease arrangements with associate companies in respect of FPSOs. As at 31 December 2014, the obligation was $3,846m (2013 restated: $2,649m). Charges paid during the year in respect of these leases are presented as E&P operating costs in the table. The last of these leases expires in 2029 (2013: 2029).

William Backhouse, the son of Peter Backhouse, a former Non-Executive Director who resigned during 2014, was employed by BG International Limited, a wholly owned subsidiary of BG Group plc. Peter Backhouse is regarded as interested in the contract of employment by virtue of his relationship with William Backhouse. The terms and conditions of William Backhouse’s employment are consistent with others employed in a similar role.

As at 31 December 2014, a debtor balance of $1,786m (2013: $2,881m) (see note 15, page 114) and a creditor balance of $23m (2013: $28m) (see note 19, page 124) were outstanding between BG Group plc and other Group undertakings.

BG Group plc grants equity instruments to subsidiaries’ employees in respect of equity-settled employee share schemes. In 2014, the fair value of equity instruments charged to the income statement was $70m (2013: $74m).

24.	PENSIONS AND POST-RETIREMENT BENEFITS

In the year ended 31 December 2014, a number of the Group’s UK employees were members of the BG Pension Scheme (BGPS), a defined benefit registered pension plan established under trust. The Trustee is BG Group Pension Trustees Limited. The BGPS is funded to cover future pension liabilities in respect of service up to the closure of the scheme. It is subject to an independent valuation at least every three years, on the basis of which the independent qualified actuary certifies the rate of employers’ contributions that, together with the returns on the BGPS’s assets, are expected to be sufficient to fund the benefits payable.

In common with all workplace pension schemes in the UK, the BGPS is subject to regulation by The Pensions Regulator. The Trustee is responsible for overall management and governance of the BGPS, including compliance with all applicable legislation and regulations. The Trustee also has responsibility for investment of the BGPS’s assets, following consultation with the Group.

The BGPS closed to future accrual of benefits on 31 December 2013 and all active members became deferred pensioners with pensions calculated based on salaries up until the point of closure for such active members. These deferred pensions are generally revalued in line with movements in the Retail Prices Index. Certain benefits relating to individual transfers-in and purchases of additional pensionable service by employees retain a link to pensionable salary post-closure. The closure of the scheme to future accruals resulted in a curtailment gain of $154m, recognised in the 2013 income statement (see note 4, page 105).

The last full independent actuarial valuation of the BGPS for funding purposes showed that the aggregate market value of the plan assets at 31 March 2014 was £1,540m, representing 97% of the accrued liabilities. The next full funding valuation is expected to be performed with an effective date of 31 March 2017. As part of the funding agreement in respect of the 2011 actuarial valuation and the closure of the BGPS to future accrual of benefits, the Group and the Trustee established a Pension Funding Partnership (PFP) to address the deficit and to provide greater security to the Trustee.

In December 2013, the Group acquired an interest in the PFP for £110m. It also contributed £350m to the BGPS and the Trustee used this to purchase its interest in the PFP. The PFP has an interest in loans secured on four of the Group’s LNG ships, the proceeds from which the PFP will use to make annual distributions of £33m to the BGPS for 15 years and to pay a capital sum in 2028 of £172m which will be used, if necessary, to fund any deficit in the BGPS at that time, measured on a ‘self-sufficiency’ funding basis. In December 2014, BG Group entered into an agreement for the sale of two of these LNG ships for proceeds of $460 million. Consequently, the majority of the proceeds from this sale will be utilised to support the funding of the BGPS.

The Group has taken advantage of the exemption conferred by Regulation 7 of the Partnerships (Accounts) Regulations 2008 and has, therefore, not appended the accounts of this qualifying partnership to these financial statements. Separate accounts for the PFP are not required to be, and have not been, filed at Companies House.

For scheme funding purposes, the Trustee’s interest in the PFP is treated as an asset which reduces the BGPS actuarial funding deficit. However, the PFP is not a plan asset under IAS 19 for the purposes of the Group’s consolidated financial statements and therefore does not reduce the deficit on an IAS 19 accounting basis.

The Group is exposed to a number of risks relating to the BGPS. For example, additional contributions may be required if the life expectancy of the members increases or if investments underperform, compared with the assumptions adopted at the last valuation of the BGPS.

The BGPS holds a diversified investment portfolio (see table on page 129), primarily comprising quoted investments, spread across five investment managers. The portfolio remains weighted towards growth assets, with the benchmark allocation to these assets maintained at 60% during the year. As at 31 December 2014, the BGPS held unquoted assets valued at $4m (2013: $3m) through its absolute return investment in the Lansdowne Developed Markets Fund.

The BG Supplementary Benefits Scheme (BGSBS) provides benefits broadly in excess of the ‘lifetime allowance’. This defined benefit plan is an unfunded, non-registered arrangement. The BGSBS was closed to future accrual of benefits on 31 December 2013, the same date as benefit accrual ceased in the BGPS.

The Group has a small number of defined benefit plans outside the UK which are not material in Group terms.

Independent actuaries reported on the financial position of the BGPS and the BGSBS as at 31 December 2014 in accordance with the requirements of IAS 19. The fair value of plan assets, the present value of plan liabilities and the net balance sheet liability were as follows:

as at 31 December	2014 $m	2013 $m
Fair value of plan assets	2,004	1,927
Present value of liabilities	(2,262)	(2,095)

Net balance sheet liability	(258)	(168)

The following table shows the movements in the defined benefit obligation (DBO), the fair values on plan assets and the net defined benefit obligation in the period, separately identifying the impact on the income statement and other comprehensive income:

	2014 $m			2013 $m
	Defined benefit obligation	Fair values on plan assets	Net defined benefit obligation	Defined benefit obligation	Fair values on plan assets	Net defined benefit obligation
At 1 January	(2,095)	1,927	(168)	(1,886)	1,598	(288)
Pension (cost)/credit to income statement:
Current service cost	—	—	—	(63)	—	(63)
Past service cost	15	—	15	—	—	—
Curtailment gain	—	—	—	154	—	154
Net interest	(92)	85	(7)	(83)	72	(11)

Subtotal recognised in the income statement:	(77)	85	8	8	72	80

Remeasurement gains/(losses) in other comprehensive income:
Return on plan assets (excluding amounts included in net interest)	—	119	119	—	158	158
Actuarial changes arising from changes in financial assumptions	(225)	—	(225)	(210)	—	(210)
Actuarial changes arising from changes in demographic assumptions	(75)	—	(75)	—	—	—
Experience adjustments	18	—	18	4	—	4
Currency translation adjustments	124	(116)	8	(55)	47	(8)

Subtotal recognised in Other Comprehensive Income:	(158)	3	(155)	(261)	205	(56)

Benefits paid	68	(68)	—	45	(45)	—
Contributions by employees	—	—	—	(1)	1	—
Contributions by employer	—	57	57	—	96	96

At 31 December	(2,262)	2,004	(258)	(2,095)	1,927	(168)

Also recognised in the consolidated income statement was a $73m charge (2013: $60m) in relation to defined contribution schemes within continuing operations and $nil (2013: $1m) within discontinued operations.

As at 31 December 2014, $2,187m of the DBO relates to the funded BGPS (2013: $2,021m) and $75m relates to the unfunded BGSBS (2013: $74m).

The weighted average duration of the DBO as at 31 December 2014 is 22 years. As at 31 December 2014, $1,554m of the DBO relates to deferred pensioners and $708m relates to pensions in payment.

The valuations as at 31 December were based on the following significant assumptions(a):

	2014%	2013%
Rate of price inflation and benefit increases(b)	3.1	3.4
Discount rate	3.7	4.5

(a)	Due to the closure of the BGPS to future accrual of benefits on 31 December 2013 the future increase in earnings is no longer considered a significant assumption.
(b)	Rate of increase of the majority of deferred pensions and pensions in payment in excess of any Guaranteed Minimum Pension element.

The assumptions set out in the table above are those applicable to Pounds Sterling, being the currency in which the plans are denominated.

If the discount rate used for the valuation of the BGPS and BGSBS was reduced by 0.1% to 3.6%, the DBO would increase by $49m. A 0.1% increase in the inflation rate would have a similar impact on the DBO.

In determining the DBO as at 31 December 2014, mortality assumptions are based on the ‘Self Administered Pension Schemes’ (SAPS) S2 series (light) tables with a 98% multiplier for males and a 91% multiplier for females issued by the Institute and Faculty of Actuaries, appropriate to each member’s year of birth, with an allowance for projected longevity improvements in line with the CMI’s ‘core projection’ model (2013 version), with a long-term rate of improvement of the projected mortality rates of 1.5% per annum. Based on these assumptions, the life expectancies of pensioners on the measurement date and also of pensioners in 10 years time are as follows:

	Life expectancy of pensioners (years)
as at 31 December	2014		2013
	2014	2024	2013	2023
Male age 60	28.8	30.0	28.3	29.0
Male age 65	23.9	24.9	23.6	24.2
Female age 60	30.6	31.8	29.4	30.2
Female age 65	25.6	26.8	24.6	25.4

If the life expectancy of a member currently age 60 was increased by one year, with consistent changes for members at other ages, the DBO in respect of the BGPS and BGSBS would increase by $61m.

As at 31 December, the fair value of plan assets was as follows:

	2014		2013
	Percentage of plan assets %	Value $m	Percentage of plan assets %	Value $m
Equities(a)	38	753	38	733
Absolute return strategies	15	305	16	305
Index-linked gilts	30	590	29	551
Corporate bonds	10	204	10	196
Property funds	7	146	7	131
Money market funds and cash	—	6	—	11

Fair value of plan assets		2,004		1,927

(a)	Equities are invested across a globally diversified range of funds which track benchmark general industry indices in each market.

25.	PRINCIPAL SUBSIDIARY UNDERTAKINGS, JOINT VENTURES, ASSOCIATES AND MATERIAL JOINT OPERATIONS

The principal subsidiary undertakings, joint ventures and associates listed in accordance with the Companies Act 2006, are those that in the opinion of the Directors principally affect the figures shown in the Financial statements. A full list of subsidiary undertakings, joint ventures and associates is included in the Annual Return of BG Group plc filed with the Registrar of Companies. The Group does not have any individually material joint ventures or associates requiring disclosure under IFRS 12.

PRINCIPAL SUBSIDIARY UNDERTAKINGS

as at 31 December 2014	Country of incorporation	Location of operation	Activity
BG International (AUS) Limited Partnership	Australia	Australia	Exploration and production
QCLNG Common Facilities Common Pty Limited	Australia	Australia	LNG manufacture
QCLNG Pipeline Pty Limited	Australia	Australia	Gas infrastructure
QCLNG Train 2 Pty Limited	Australia	Australia	LNG manufacture
QGC (Infrastructure) Pty Limited	Australia	Australia	Exploration and production
QGC Pty Limited (QGC)	Australia	Australia	Exploration and production
QGC Train 1 Pty Limited	Australia	Australia	LNG manufacture
BG E&P Brasil Ltda.	Brazil	Brazil	Exploration and production
BG Bolivia Corporation	Cayman Islands	Bolivia	Exploration and production
BG Exploration and Production India Limited	Cayman Islands	India	Exploration and production
BG Egypt S.A.	Cayman Islands	Egypt	Exploration and production
BG Delta Limited	England and Wales	Egypt	Exploration and production
BG Energy Capital plc	England and Wales	UK	Financing company
BG Energy Holdings Limited(a)	England and Wales	UK	Group holding company
BG Energy Trading Limited	England and Wales	UK	Oil marketing
BG Gas Marketing Limited	England and Wales	UK(b)	LNG marketing
BG Global Energy Limited(c)	England and Wales	UK(b)	Exploration and production/LNG marketing
BG Hasdrubal Limited	England and Wales	Tunisia	Exploration and production
BG International Limited	England and Wales	UK(b)	Holding company/Exploration and production
BG International (CNS) Limited	England and Wales	UK	Exploration and production
BG Karachaganak Limited	England and Wales	Kazakhstan	Holding company/Exploration and production
BG North Sea Holdings Limited	England and Wales	UK	Holding company/Exploration and production
BG Trinidad and Tobago Limited	England and Wales	Trinidad and Tobago	Exploration and production
BG Tunisia Limited	England and Wales	Tunisia	Exploration and production
Methane Services Limited	England and Wales	UK(b)	LNG Shipping
BG Norge Limited	England and Wales	UK and Norway	Exploration and production
BG Tanzania Limited	England and Wales	Tanzania	Exploration and production
BG Asia Pacific Pte. Limited	Singapore	Singapore(b)	Exploration and production
BG Singapore Gas Marketing Pte. Limited	Singapore	Singapore	LNG Marketing
BG Energy Finance, Inc.	USA	USA	Financing company
BG Energy Merchants, LLC	USA	USA	Gas marketing
BG LNG Services, LLC	USA	USA	LNG regasification
BG LNG Trading, LLC	USA	UK(b)	LNG marketing
BG Production Company (PA), LLC	USA	USA	Exploration and production
BG US Production Company, LLC	USA	USA	Exploration and production

(a)	Shares are held by the Company; others are held by subsidiary undertakings.
(b)	This is the primary country of operation; however the company also operates across several other countries.
(c)	BG International (NSW) Limited was renamed BG Global Energy Limited on 8 October 2014.

All the above are wholly owned

JOINT VENTURES AND ASSOCIATES

as at 31 December	Country of incorporation and location of operation		Activity	Group holding %
Joint ventures
Atlantic LNG 2/3 Company of Trinidad and Tobago Unlimited	Trinidad and Tobago		LNG manufacture	32.5
Dragon LNG Group Limited	England and Wales		LNG regasification	50.0
Mahanagar Gas Limited	India		Gas distribution	49.8
Associates
Guará B.V.	Netherlands	(a)	Leasing	30.0
Tupi B.V.	Netherlands	(a)	Leasing	25.0
Atlantic LNG Company of Trinidad and Tobago	Trinidad and Tobago		LNG manufacture	26.0
Atlantic LNG 4 Company of Trinidad and Tobago Unlimited	Trinidad and Tobago		LNG manufacture	28.9

(a)	Guará B.V. and Tupi B.V. are incorporated in the Netherlands and operate in Brazil.

MATERIAL JOINT OPERATIONS

The following joint operations are considered individually material to the Group.

as at 31 December	Principal place of business	Activity
West Delta Deep Marine(a)	Egypt	Exploration and production
Karachaganak(b)	Kazakhstan	Exploration and production

(a)	West Delta Deep Marine concession is operated by Burullus Gas Company S.A.E. in which the Group has a 25% interest.
(b)	Karachaganak concession is operated by Karachaganak Petroleum Operating B.V. in which the Group has a 29.25% interest.

HISTORICAL FINANCIAL INFORMATION RELATING TO THE BG GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2013

SECTION A

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF BG GROUP PLC

Our opinions and conclusions arising from our audit

1.	Our opinion on the Financial statements

We have audited the Financial statements of BG Group plc for the year ended 31 December 2013, which comprise the Consolidated income statement, the Consolidated statement of comprehensive income, the Consolidated and parent Company balance sheets, the Consolidated and parent Company statements of changes in equity, the Consolidated and parent Company cash flow statements, the Principal accounting policies and the related notes 1 to 26. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as regards the parent Company Financial statements, as applied in accordance with the provisions of the Companies Act 2006.

In our opinion:

•	the Financial statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 December 2013 and of the Group’s profit for the year then ended;

•	the Group Financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union;

•	the parent Company Financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and the Financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

2.	Our assessment of risk of material misstatement

We identified the following risks that have had the greatest effect on our overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team:

•	political and economic uncertainty in Egypt and the related risk over the recoverability of assets;

•	the assessment of the recoverable amount of non-current exploration and production assets;

•	the impact of the estimation of the quantity of oil and gas reserves on impairment testing, depreciation, depletion and amortisation, decommissioning provisions and the going concern assessment; and

•	the recognition and measurement of uncertain tax positions and deferred tax assets.

3.	Our response to these risks

Our response to the risks identified above was as follows:

•	We gained an understanding of the local environment in Egypt and monitored its impact on operations. We confirmed the receivables balance and agreed the receipts to supporting documentation. We critically evaluated management’s assessment of the recoverability of asset balances, including the audit of related assumptions used. We performed a detailed audit of the model used to calculate the impairment of Egyptian assets, including the inputs to that model.

•	We tested controls over, and considered management’s assessment of, indicators of impairment. We challenged management’s assessment of impairment indicators and whether or not a formal impairment test was required. Where a formal impairment test was necessary, we challenged management’s assumptions. This included specifically the determination of cash-generating units, cash flow projections, discount rates, perpetuity rates and sensitivities used. We performed detailed audit procedures on the impairment test models.

•	We carried out testing of controls over BG Group’s internal process for oil and gas reserves estimation, including a critical examination of the work performed by an external specialist. We assessed the objectivity and competence of both internal and external specialists. We also discussed and challenged the movements in gas and oil reserves based on other information we became aware of during the performance of our audit. We used the results of these procedures to inform our audit of asset impairment testing, the calculation of depreciation, depletion and amortisation, the calculation of decommissioning provisions and the assessment of going concern.

•	We considered management’s interpretation and application of relevant tax law and challenged the appropriateness of management’s assumptions and estimates in relation to uncertain tax positions and deferred tax recognition.

4.	Our application of materiality

We apply the concept of materiality both in planning and performing our audit, and in evaluating the effect of misstatements on our audit and on the Financial statements. For the purposes of determining whether the Financial statements are free from material misstatement we define materiality as the magnitude of misstatement that makes it probable that the economic decisions of a reasonably knowledgeable person, relying on the Financial statements, would be changed or influenced.

When establishing our overall audit strategy, we determined a magnitude of uncorrected and undetected misstatements that we judged would be material for the Financial statements as a whole. We determined materiality for the Group to be $375 million, which represents approximately 5% of the Group’s business performance before taxation. We have calculated materiality with reference to the Group’s business performance as we consider this to be one of the principal considerations for members of the Company in assessing the financial performance of the Group. Our evaluation of materiality requires professional judgement and necessarily takes into account qualitative as well as quantitative considerations implicit in the definition.

On the basis of our risk assessments, together with our assessment of the Group’s overall control environment, our judgement is that overall performance materiality (that is our tolerance for misstatement in an individual account or balance) for the Group should be 50% of materiality, namely $187 million. Our objective in adopting this approach is to ensure that total uncorrected and undetected audit differences in the Financial statements as a whole do not exceed our materiality of $375 million.

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $18 million, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

5.	An overview of the scope of our audit

We used a risk-based approach for determining our audit strategy, ensuring that our audit teams performed consistent procedures and focused on addressing the risks that are relevant to the business. This approach focused our audit effort towards higher risk areas, such as significant management judgements, and on locations that were considered material based upon size, complexity and risk.

Our assessment of audit risk, our evaluation of materiality and our allocation of that materiality determined our audit scope. The factors that we considered when assessing the scope of the Group audit and the level of work to be performed at each location included the following: the financial significance and specific risks of the location, the effectiveness of the control environment and monitoring activities, including group-wide controls and recent internal audit findings.

Our Group audit scope focused on seven locations, of which four were subject to a full scope audit, whilst the remaining locations were subject to specific audit testing based on our judgement of risk and materiality. These locations represent the principal business units within the group’s two reportable segments and accounted for 80% of the Group’s total assets and 75% of the Group’s profit before tax.

For the remaining locations, we performed other procedures to confirm there were no significant risks of material misstatement in the Group Financial statements.

The Group audit team follows a programme of planned site visits that is designed to ensure that the Senior Statutory Auditor or his designate visits each in-scope location at least once every two years and the most significant locations at least once a year. This year, the Senior Statutory Auditor and his designate visited six of the in-scope locations.

For all in-scope locations, in addition to the site visits, the Group audit team reviewed key working papers and participated in the component team’s planning and execution of the responses to the risks.

6.	Our opinion on other matters prescribed by the Companies Act 2006

In our opinion:

•	the part of the Directors’ Remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Strategic report and the Directors’ report for the financial year for which the Financial statements are prepared is consistent with the Financial statements.

7.	Matters on which we are required to report by exception

We have nothing to report in respect of the following matters:

Under the ISAs (UK and Ireland), we are required to report to you if, in our opinion, information in the Annual Report is:

•	materially inconsistent with the information in the audited Financial statements; or

•	apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group acquired in the course of performing our audit; or

•	is otherwise misleading.

In particular, we are required to consider whether we have identified any inconsistencies between our knowledge acquired during the audit and the Directors’ statement that they consider the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and whether the Annual Report appropriately discloses those matters that we communicated to the Audit Committee which we consider should have been disclosed.

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent Company Financial statements and the part of the Directors’ Remuneration report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of Directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•	the Directors’ statement, set out on page 83, in relation to going concern; and

•	the part of the Corporate governance statement relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review.

The scope of our report

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

The scope our audit of the Financial statements

An audit involves obtaining evidence about the amounts and disclosures in the Financial statements sufficient to give reasonable assurance that the Financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the parent Company’s circumstances and have been applied consistently and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Financial statements. In addition, we read all the financial and non-financial information in the Annual Report and Accounts 2013 to identify material inconsistencies with the audited Financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing our audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

The respective responsibilities of directors and auditor

As explained more fully in the Statement of directors’ responsibilities set out on pages 82 and 83, the Directors are responsible for the preparation of the Financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Allister Wilson (Senior statutory auditor)

for and on behalf of Ernst & Young LLP,

Statutory Auditor

London

19 March 2014

Notes:

1.	The maintenance and integrity of the BG Group plc web site is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Financial statements since they were initially presented on the web site.
2.	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SECTION B

PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

The Financial statements for the year ended 31 December 2013 have been prepared in accordance with International Financial Reporting Standards (IFRS), and IFRS Interpretations Committee (IFRIC) interpretations as adopted by the European Union. In addition, the Financial statements have been prepared in accordance with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The Financial statements have been prepared primarily using historical cost principles except that, as disclosed in the accounting policies below, certain items, including derivatives, are measured at fair value.

Basis of consolidation

The Financial statements comprise a consolidation of the accounts of the Company and its subsidiary undertakings and incorporate the results of its share of jointly controlled entities and associates using the equity method of accounting. All inter-company transactions are eliminated on consolidation. Consistent accounting policies have been used to prepare the consolidated Financial statements.

Most of BG Group’s exploration and production (E&P) activity is conducted through jointly controlled operations. The Group accounts for its own share of the assets, liabilities and cash flows associated with these jointly controlled operations using the proportional consolidation method.

The results of undertakings acquired or disposed of are consolidated from or to the date when control passes to or from the Company. For the Company Financial statements only, investments in subsidiary undertakings are stated at cost less any provision for impairment.

Presentation of results

BG Group presents its results in the income statement to separately identify the contribution of disposals, certain re-measurements, impairments and certain other exceptional items in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group’s ongoing business; see note 1, page 98 and note 9, page 110.

Significant accounting judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates. BG Group believes that the accounting policies associated with reserves, impairment, depreciation, exploration expenditure, decommissioning costs and tax are the policies where changes in estimates and assumptions could have a significant impact on the Financial statements.

Reserves, impairment and depreciation

One factor that affects the calculation of depreciation and impairment in particular is the estimation of hydrocarbon reserves and resources. BG Group’s estimates of reserves and resources of gas and oil are reviewed and, where appropriate, updated quarterly. They are also subject to periodic review by external petroleum engineers. A number of factors impact on the amount of gas and oil reserves and resources, including the available reservoir data, commodity prices and future costs, and the amount is subject to periodic revision as these factors change.

BG Group estimates that a 1% change throughout 2013 in the estimation of proved, proved developed and proved plus probable reserves associated with producing fields would have changed the 2013 depreciation charge by $26 million.

BG Group uses a range of short and long-term assumptions to determine the net present value of future cash flows for use in impairment reviews unless short-term market assumptions are more appropriate to the asset under review. Particular assumptions that impact the calculations are commodity prices, reserves estimates, exchange rates, discount rates and the value of risked exploration acreage. Pages 38 to 43 include further detail in relation to commodity prices, reserves estimates and exchange rates.

In 2013, there was a pre-tax impairment charge of $2.0 billion (post-tax $1.3 billion) in relation to the Group’s upstream operations in Egypt. The impairment resulted from reserve revisions and revised expectations of the value of the Group’s Egyptian operations, given continuing uncertainty over the business environment in country. In addition, the Group issued Force Majeure notices under its Egyptian LNG agreements in January 2014. The impairment is sensitive to assumptions including the level of domestic gas diversions, the sanctioning of future investment projects, the continued repayment of the domestic receivables balance and the discount rate applied to cash flow projections. Any changes in these assumptions could result in an additional impairment in the next financial year.

In 2013, there was a pre-tax impairment charge of $1.7 billion (post-tax $1.1 billion) in relation to the Group’s shale gas business in the USA. The impairment resulted from lower forward gas market prices, lower production expectations based on well performance and the continued low rig count. The impairment is sensitive to Henry Hub gas prices, price discounts to Henry Hub in the Appalachia region and the discount rate applied to future cash flow projections. Any changes in these assumptions could result in an additional impairment in the next financial year.

Exploration expenditure

Expenditure on unproved gas and oil reserves within intangible assets is reviewed at least annually to confirm the Group’s continued right and intent to explore, develop or otherwise realise value from these assets. As at 31 December 2013, BG Group held a balance of $3,752 million (2012: $4,344 million) relating to expenditure on unproved gas and oil reserves within intangible assets. Capitalised exploratory well costs included within this total amounted to $3,058 million (2012: $2,891 million). Unsuccessful exploration expenditure written off to the income statement in 2013 was $394 million (2012: $319 million). Capitalised exploratory well costs relate to areas where further work is being undertaken on geological and geophysical assessment, development design and commercial arrangements.

Decommissioning costs

The recognition and measurement of decommissioning provisions involves the use of estimates and assumptions. These include: the existence of a legal or constructive obligation to decommission, based on current legislation, contractual or regulatory requirements or best practice; the risk-free discount rate used to determine the net present value of the liability; the estimated cost of decommissioning based on internal and external engineering estimates and reports; and the payment dates of expected decommissioning costs which are uncertain and are based on economic assumptions surrounding the useful economic lives of the fields concerned. Actual costs could differ from estimated costs due to changes in legislation, regulations, technology, price levels and the expected date of decommissioning.

On the basis that all other assumptions in the calculation remain the same, a 10% change in the cost estimates used to assess the final decommissioning obligations would result in a change to the decommissioning provision of $366 million as at 31 December 2013. This change would be principally offset by a change in the value of the associated asset, resulting in no material change to the consolidated net assets. The impact on 2014 profit of such a change is estimated to be $61 million (pre-tax), comprising a $46 million change in the depreciation charge and a $15 million change in the unwinding of the discount charge.

Current and deferred tax

BG Group is subject to income taxes in numerous jurisdictions. There are transactions and calculations for which the ultimate tax determination is uncertain. The Group periodically evaluates situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate based on amounts expected to be paid to the tax authorities. In estimating these provisions consideration is taken of the strength of the technical arguments, the local statute of limitations, likely scope for double tax relief, and whether penalties and interest could apply.

Deferred tax assets are recognised for deductible temporary differences, unutilised tax losses and unused tax credits to the extent that realisation of the related tax benefit through future taxable income is probable. To determine the future taxable income, reference is made to the latest available profit forecasts. This requires assumptions regarding future profitability and is therefore inherently uncertain. Significant items where the Group has relied on estimates of future taxable income include a deferred tax asset in respect of the US tax group amounting to $1,056 million (2012: $520 million).

Significant accounting policies

Exploration expenditure

BG Group uses the ‘successful efforts’ method of accounting for exploration expenditure.

Exploration expenditure, including licence acquisition costs, is capitalised as an intangible asset when incurred and certain expenditure, such as geological and geophysical exploration costs, is expensed. A review of each licence or field is carried out, at least annually, to ascertain whether commercial reserves have been discovered.

For conventional E&P activities, intangible exploration and appraisal expenditure is reclassified to property, plant and equipment on the determination of proved reserves. This is the point when exploration and appraisal activities become a development project and reflects the importance of individual well performance and reserves to conventional E&P projects. By comparison, unconventional coal seam and shale gas activities have a relatively short exploration and appraisal phase and are more focused on the average deliverability of a large number of wells over an entire licence area rather than the performance and reserves associated with individual wells. Accordingly, BG Group uses the determination of proved plus probable reserves as the point at which exploration and appraisal expenditure on unconventional E&P activities is reclassified to property, plant and equipment. This approach is consistent with the methodology used to depreciate assets associated with these activities.

Exploration expenditure transferred to property, plant and equipment is subsequently depreciated on a unit of production basis. Exploration expenditure deemed to be unsuccessful is written off to the income statement.

Depreciation and amortisation

Freehold land is not depreciated. Other property, plant and equipment, except exploration and production assets, is depreciated on a straight-line basis at rates sufficient to write off the historical cost less residual value of individual assets over their estimated useful economic lives. Asset lives and residual values are reassessed annually.

The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Plant and machinery	5 to 40 years
Motor vehicles and office equipment	up to 10 years

Exploration and production assets associated with conventional activities are depreciated from the commencement of commercial production in the fields concerned, using the unit of production method based on the proved developed reserves of those fields, except that a basis of total proved reserves is used for acquired interests and for facilities.

Exploration and production assets associated with unconventional activities, including coal seam and shale gas, are depreciated from the commencement of commercial production in the fields concerned, using the unit of production method based on proved plus probable reserves, together with the estimated future development expenditure required to develop those reserves.

Intangible assets in respect of contractual rights are recognised at cost less amortisation. They are amortised on a straight-line basis over the term of the related contract.

Changes in depreciation and amortisation estimates are dealt with prospectively.

Decommissioning costs

Where a legal or constructive obligation has been incurred, provision is made for the net present value of the estimated cost of decommissioning at the end of the producing lives of assets.

When this provision gives access to future economic benefits, an asset is recognised and then subsequently depreciated in line with the life of the underlying producing asset, otherwise the costs are charged to the income statement. The unwinding of the discount on the provision is included in the income statement within finance costs. Any changes to estimated costs or discount rates are dealt with prospectively.

Impairment of non-current assets

Non-current assets subject to depreciation or amortisation are reviewed for impairments whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Expenditure on unproved gas and oil reserves is assessed for impairment when facts and circumstances suggest that its carrying amount exceeds its recoverable amount.

Any impairment of non-current assets (excluding financial assets) is calculated as the difference between the carrying values of cash-generating units (including associated goodwill) and their recoverable amount, being the higher of the estimated value in use or fair value less costs of disposal at the date the impairment loss is recognised. Value in use represents the net present value of expected future cash flows discounted on a pre-tax basis. Fair value less costs of disposal is based on the best evidence available to the Group, and may include appropriate valuation techniques, market data or sales of comparable assets.

For the purposes of impairment testing, exploration and production assets may be aggregated into appropriate cash-generating units based on considerations including geographical location, the use of common facilities and marketing arrangements.

Financial instruments

Derivative financial instruments are initially recognised and subsequently re-measured at fair value.

Derivative financial instruments utilised by BG Group’s treasury operations include interest rate swaps, foreign currency swaps, cross-currency interest rate swaps, forward rate agreements and forward exchange contracts.

Certain derivative financial instruments are designated as hedges in line with the Group’s risk management policies. Gains and losses arising from the re-measurement of these financial instruments are either recognised in the income statement or deferred in other comprehensive income depending on the type of hedging relationship. When a hedging instrument is sold or expires, any cumulative gain or loss previously recognised in other comprehensive income remains in other comprehensive income until the hedged transaction is recognised in the income statement or is no longer expected to occur. Movements in the fair value of derivative financial instruments not included in hedging relationships are recognised in the income statement.

Loans held by the Group are initially measured at fair value and subsequently carried at amortised cost, except where they form the underlying transaction in an effective fair value hedge relationship when the carrying value is adjusted to reflect fair value movements associated with the hedged risks. Such adjustments are reported in the income statement.

Other financial instruments such as receivable balances are measured at amortised cost less impairments.

Commodity instruments

Within the ordinary course of business BG Group routinely enters into sale and purchase transactions for commodities. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of receipt or delivery of the commodity in accordance with the Group’s expected sale, purchase or usage requirements. Such contracts are not within the scope of IAS 39.

Certain commodity contracts have pricing terms that bring them into the scope of IAS 39. In addition, commodity instruments are used to manage certain price exposures in respect of optimising the timing and location of physical gas and LNG commitments. These contracts are recognised on the balance sheet at fair value with movements in fair value recognised in the income statement.

The Group uses various commodity-based derivative instruments to manage some of the risks arising from fluctuations in commodity prices. Such contracts include physical and net-settled forwards, futures, swaps and options. Where these derivatives have been designated as cash flow hedges of underlying commodity price exposures, certain gains and losses attributable to these instruments are deferred in other comprehensive income and recognised in the income statement when the underlying hedged transaction crystallises or is no longer expected to occur.

All other commodity contracts within the scope of IAS 39 are measured at fair value with gains and losses taken to the income statement. Gas contracts and related derivative instruments associated with the physical purchase and re-sale of third-party gas are presented on a net basis within other operating income.

Revenue recognition

Revenue associated with E&P sales (of natural gas, crude oil and petroleum products) is recorded when title passes to the customer. Revenue from the production of natural gas and oil in which BG Group has an interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts (entitlement method).

Sales of LNG and associated products are recognised when title passes to the customer. LNG shipping revenue is recognised over the period of the relevant contract.

All other revenue is recognised when title passes to the customer.

Current and deferred income tax

The tax expense for the period comprises current and deferred tax, determined using currently enacted or substantively enacted tax laws.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Other accounting policies

Business combinations and goodwill

In the event of a business combination, the acquisition method of accounting is applied and fair values are attributed to the net assets acquired. Goodwill, which represents the difference between the purchase consideration, the amount of any non-controlling interest, the fair value of any previously held equity interest and the fair value of the net assets acquired, is capitalised and subject to an impairment review at least annually, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired. Goodwill is treated as an asset of the relevant entity to which it relates, including non-US Dollar entities. Accordingly, it is retranslated into US Dollars at the closing rate of exchange at each balance sheet date.

Property, plant and equipment excluding decommissioning assets

All property, plant and equipment is carried at depreciated historical cost. Additions represent new, or replacements of specific components of, property, plant and equipment. Finance costs associated with borrowings used to finance major capital projects are capitalised up to the point at which the asset is ready for its intended use.

Inventories

Inventories, including inventories of gas, LNG and oil held for sale in the ordinary course of business, are stated at weighted average historical cost less provision for deterioration and obsolescence or, if lower, net realisable value.

Foreign currencies

The currency in which the Group presents its consolidated and parent Company Financial statements is US Dollars. The functional currency of the Company is Pounds Sterling. The exchange rates of US Dollar to Pound Sterling over the periods included in this Annual Report and Accounts are as follows:

US$/UK£ exchange rate	2013	2012	2011	2010	2009
Closing rate	1.6563	1.6255	1.5541	1.5657	1.6149
Average rate	1.5640	1.5848	1.6079	1.5489	1.5510

On consolidation, assets and liabilities denominated in currencies other than US Dollars are translated into US Dollars at closing rates of exchange. Non-US Dollar trading results of the parent Company, subsidiary undertakings, jointly controlled entities and associates are translated into US Dollars at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the year are recognised in other comprehensive income. Any differences arising from 1 January 2003, the date of transition to IFRS, are presented as a separate component of equity.

Share capital, share premium and other reserves are translated into US Dollars at the historical rates prevailing at the date of the transaction.

Exchange differences on monetary assets and liabilities arising in individual entities are taken to the income statement, including those in respect of inter-company balances unless related to exchange differences on items that form part of a net investment in a foreign operation. These differences are taken to reserves until the related investment is disposed of. All other exchange movements are dealt with through the income statement.

Leases

Assets held under finance leases are capitalised and included in property, plant and equipment at the lower of fair value and the present value of the minimum lease payments as determined at the inception of the lease. The obligations relating to finance leases, net of finance charges in respect of future periods, are determined at the inception of the lease and included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period.

BG Group has certain long-term arrangements under which it has acquired all of the capacity of certain property, plant and equipment. In circumstances where it is considered that the Group has the majority of the risks and rewards of ownership of the plant, the arrangement is considered to contain a finance lease.

Rentals under operating leases are charged to the income statement on a straight-line basis over the lease term.

Pensions

The amount recognised on the balance sheet in respect of liabilities for defined benefit pension and post-retirement benefit plans represents the present value of the obligations offset by the fair value of plan assets.

The cost of providing retirement pensions and related benefits is charged to the income statement over the periods benefiting from the employees’ services. Current service costs are reflected in operating profit and net interest costs are reflected in finance costs in the period in which they arise. Actuarial gains and losses are recognised in full as they occur in other comprehensive income.

Contributions made to defined contribution pension plans are charged to the income statement when payable.

Share-based payments

The cost of providing share-based payments to employees is charged to the income statement over the vesting period of the related share options or share allocations. The cost is based on the fair value of the options or shares allocated and the number of awards expected to vest. The fair value of each option or share is determined using either the share price on the date of the grant or a Monte Carlo projection model, depending on the type of award. Market-related performance conditions are reflected in the fair value of the share. Non-market-related performance conditions are allowed for using a separate assumption about the number of awards expected to vest; the final charge made reflects the number actually vesting.

Accounting developments during 2013

Amendment to IAS 19 ‘Employee Benefits’

The International Accounting Standards Board (IASB) issued an amended IAS 19 in June 2011. The main amendment is to eliminate the option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’, which was previously used by the Group. The impact on the Group is that all actuarial gains and losses are recognised in other comprehensive income as they occur. In addition, net interest expense is calculated based on applying a single discount rate to the net defined benefit liability, replacing interest cost and expected return on plan assets. The impact on the balance sheet as at 1 January 2012,1 January 2013 and 31 December 2013 is a reduction in net assets of $164 million, $146 million and $223 million respectively, consisting of an increase in the net defined benefit liability of $222 million, $189 million and $279 million respectively, offset by an increase in the deferred tax asset of $58 million, $43 million and $56 million respectively. For the year ended 31 December 2012, the impact on profit before tax is a $21 million reduction and the post-tax impact on other comprehensive income is a $14 million gain. For the year ended 31 December 2013, the impact on profit before tax is a $31 million reduction and the post-tax impact on other comprehensive income is a $58 million loss.

Other amendments

A number of other amendments to accounting standards issued by the IASB are applicable from 1 January 2013. They have not had a material impact on the Group’s Financial statements for the year ended 31 December 2013.

Accounting developments not yet adopted

The following standards and amendments have been issued by the IASB up to the date of this report and in some cases have not yet been endorsed by the European Union.

IFRS 10 ‘Consolidated Financial Statements’

The IASB issued IFRS 10 in May 2011. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be consolidated. The standard also provides additional guidance to assist in the determination of control. The standard will be adopted by the Group for the year ended 31 December 2014 and is not expected to have a material impact on the Group’s Financial statements.

IFRS 11 ‘Joint Arrangements’

The IASB issued IFRS 11 in May 2011. The standard aims to provide a more substance-based reflection of joint arrangements in the financial statements by focusing on the rights and obligations of the arrangement rather than the legal form. The standard will be adopted by the Group for the year ended 31 December 2014 and is not expected to have a material impact on the Group’s Financial statements.

IFRS 12 ‘Disclosure of Interests in Other Entities’

The IASB issued IFRS 12 in May 2011. The standard introduces new and comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard will be adopted by the Group for the year ended 31 December 2014 and will result in new disclosures in the Group’s Financial statements.

IFRS 9 ‘Financial Instruments’

The IASB issued IFRS 9 in November 2009 and has since added to the scope of the standard, most recently in November 2013. IFRS 9 introduces new requirements for the classification and measurement of financial instruments and hedge accounting, and will be adopted by the Group when it becomes mandatory in the European Union. BG Group is currently reviewing the standard to determine the likely impact on the Group’s Financial statements.

Other revisions and amendments

Other revisions and amendments are not expected to have a material impact on the Group’s Financial statements.

SECTION C

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December		2013			2012 Restated(a)
	Note	Business performance $m	Disposals, re-measurements and impairments $m	Total $m	Business performance $m	Disposals, re-measurements and impairments $m	Total $m
Group revenue	1	19,192	—	19,192	18,933	—	18,993
Other operating income	1, 4	(91)	210	119	30	237	267
Group revenue and other operating income	1	19,101	210	19,311	18,963	237	19,200
Operating costs	2, 4	(11,981)	154	(11,827)	(11,355)	—	(11,355)
Profits and losses on disposal of non-current assets and impairments	4	—	(3,817)	(3,817)	—	(1,651)	(1,651)
Operating profit/(loss)(b)	1	7,120	(3,453)	3,667	7,608	(1,414)	6,194
Finance income	4, 5	104	65	169	125	97	222
Finance costs	4, 5	(283)	—	(283)	(238)	(122)	(360)
Share of post-tax results from joint ventures and associates	1	336	—	336	289	—	289
Profit/(loss) before tax		7,277	(3,388)	3,889	7,784	(1,439)	6,345
Taxation	4, 6	(2,903)	1,219	(1,684)	(3,405)	353	(3,052)
Profit/(loss) for the year from continuing operations	1, 4	4,374	(2,169)	2,205	4,379	(1,086)	3,293
Profit/(loss) for the year from discontinued operations	7	—	245	245	—	1,324	1,324
Profit/(loss) for the year		4,374	(1,924)	2,450	4,379	238	4,617
Profit attributable to:
Shareholders (earnings)	1	4,374	(1,933)	2,441 (c)	4,379	144	4,523 (c)
Non-controlling interest	1	—	9	9	—	94	94
		4,374	(1,924)	2,450	4,379	238	4,617
Earnings per ordinary share continuing operations (cents)
Basic	9	128.6	(63.8)	64.8	128.9	(31.9)	97.0
Diluted	9	128.0	(63.5)	64.5	128.2	(31.8)	96.4
Earnings per ordinary share discontinued operations (cents)
Basic		—	6.9	6.9	—	36.2	36.2
Diluted		—	6.9	6.9	—	36.0	36.0
Total earnings per ordinary share (cents)
Basic		128.6	(56.9)	71.7	128.9	4.3	133.2
Diluted		128.0	(56.6)	71.4	128.2	4.2	132.4

Total operating profit/(loss) including share of pre-tax operating results from joint ventures and associates(d)	1	7,616	(3,453)	4,163	8,050	(1,414)	6,636

(a)	See Accounting developments during 2013, page 91.
(b)	Operating profit/(Ioss) is before share of results from joint ventures and associates.
(c)	Comprises earnings from continuing operations of $2,205m (2012: $3,293m) and from discontinued operations of $236m (2012: $1,230m).
(d)	This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.

For information on dividends paid and proposed in the year see note 8, page 110.

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 133 form part of these accounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December	2013 $m	2012 Restated(a) $m
Profit for the year	2,450	4,617

Items that may be reclassified to the income statement:
Fair value gains/(losses) on cash flow hedges	121	(244)
Transfers to income statement on cash flow hedges(b)	146	836
Fair value gains on net investment hedges	198	627
Fair value movements on available-for-sale assets	(8)	8
Tax on cash flow and net investment hedges and available-for-sale assets(c)	(90)	(298)
Currency translation adjustments(d)	(2,875)	(1,063)

Other items:
Re-measurement of defined benefit pension obligation	(48)	31
Tax on re-measurement of defined benefit pension obligation	—	(9)

Other comprehensive income for the year, net of tax(e)	(2,556)	(112)

Total comprehensive income for the year	(106)	4,505

Attributable to:
Shareholders	(115)	4,428
Non-controlling interest	9	77

	(106)	4,505

(a)	See Accounting developments during 2013, page 91.
(b)	During 2013, a pre-tax loss of $108m (2012: $843m) was transferred from the hedging reserve to revenue to match against the underlying transactions, a pre-tax gain of $nil (2012: $47m) was transferred from the hedging reserve to other operating income in respect of discontinued cash flow hedges and a pre-tax loss of $38m was transferred from the hedging reserve related to the disposal of an associate (2012: $40m).
(c)	Includes tax relating to cash flow hedges of $(54)m (2012: $(141)m), tax relating to net investment hedges of $(36)m (2012: $(163)m), and tax on available-for-sale assets of $nil (2012: $6m).
(d)	In 2013, a $119m gain (2012: $355m gain) was transferred to the income statement as part of the profit/(loss) on disposal of non-US Dollar denominated operations.
(e)	Includes other comprehensive income in respect of joint ventures and associates of $20m (2012: $72m).

The profit for the financial year for the Company was $1m (2012: $15m). Total comprehensive income for the Company was $121m (2012: $383m). As permitted by section 408 of the Companies Act 2006, no income statement or statement of comprehensive income is presented for the Company.

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 133 form part of these accounts.

BALANCE SHEETS

as at 31 December		The Group			The Company
	Note	2013 $m	2012 Restated(a) $m	2011 Restated(a) $m	2013 $m	2012 $m
Assets
Non-current assets
Goodwill	10	25	24	752	—	—
Other intangible assets	11	3,864	4,469	6,159	—	—
Property, plant and equipment	12	42,225	43,925	37,316	—	—
Investments in subsidiary undertakings	13	—	—	—	4,288	4,130
Investments	13	2,933	2,488	3,044	—	—
Deferred tax assets	6	1,397	821	647	10	12
Trade and other receivables	15	777	896	695	—	—
Commodity contracts and other derivative financial instruments	18	623	532	366	—	—

		51,844	53,155	48,979	4,298	4,142

Current assets
Inventories	14	838	792	768	—	—
Trade and other receivables	15	6,900	6,369	7,375	2,881	3,750
Current tax receivable		77	25	141	47	31
Commodity contracts and other derivative financial instruments	18	107	129	331	—	—
Cash and cash equivalents	16	6,208	4,434	3,601	—	2
		14,130	11,749	12,216	2,928	3,783
Assets classified as held for sale	7	—	386	245	—	—

Total assets		65,974	65,290	61,440	7,226	7,925

Liabilities
Current liabilities
Borrowings	17	(475)	(1,064)	(1,160)	—	—
Trade and other payables	19	(5,631)	(5,301)	(5,342)	(51)	40
Current tax liabilities		(1,831)	(1,377)	(1,238)	—	—
Commodity contracts and other derivative financial instruments	18	(297)	(423)	(1,345)	—	—

		(8,234)	(8,165)	(9,085)	(51)	(40)

Non-current liabilities
Borrowings	17	(17,054)	(14,443)	(13,977)	—	—
Trade and other payables	19	(150)	(123)	(72)	—	—
Commodity contracts and other derivative financial instruments	18	(173)	(347)	(696)	—	—
Deferred tax liabilities	6	(4,120)	(4,636)	(3,961)	—	—
Retirement benefit obligations	24	(168)	(288)	(436)	—	—
Provisions for other liabilities and charges	20	(4,115)	(4,182)	(3,603)	—	—

		(25,780)	(24,019)	(22,745)	—	—

Liabilities associated with assets classified as held for sale	7	—	(158)	(99)	—	—

Total liabilities		(34,014)	(32,342)	(31,929)	(51)	(40)

Net assets		31,960	32,948	29,511	7,175	7,885

(a)	See Accounting developments during 2013, page 91.

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 133 form part of these accounts.

as at 31 December		The Group			The Company
	Note	2013 $m	2012 Restated(a) $m	2011 Restated(a) $m	2013 $m	2012 $m
Equity
Ordinary shares	21	579	578	577	579	578
Share premium		663	619	584	663	619
Hedging reserve		22	(191)	(642)	—	—
Translation reserve		(786)	1,927	2,509	132	12
Other reserves		2,710	2,710	2,710	1,203	1,203
Retained earnings		28,772	27,248	23,482	4,598	5,473

Total shareholders’ equity		31,960	32,891	29,220	7,175	7,885
Non-controlling interest in equity		—	57	291	—	—

Total equity		31,960	32,948	29,511	7,175	7,885

(a)	See Accounting developments during 2013, page 91.

The accounts on pages 88 to 133 were approved by the Board and signed on its behalf on 19 March 2014 by:

SIMON LOWTH

CHIEF FINANCIAL OFFICER

STATEMENTS OF CHANGES IN EQUITY

The Group	Called up share capital $m	Share premium account $m	Hedging reserve $m	Translation reserve(b) $m	Other reserves(c) $m	Retained earnings(d) $m	Total $m	Non-controlling interest $m	Total $m
As at 1 January 2012 as previously reported	577	584	(642)	2,508	2,710	23,647	29,384	291	29,675
Impact of change of accounting policy(a)	—	—	—	1	—	(165)	(164)	—	(164)
As at 1 January 2012 (restated)	577	584	(642)	2,509	2,710	23,482	29,220	291	29,511
Total comprehensive income for the year	—	—	451	(582)	—	4,559	4,428	77	4,505
Profit for the year	—	—	—	—	—	4,523	4,523	94	4,617
Hedges, net of tax	—	—	451	464	—	—	915	—	915
Available-for-sale assets, net of tax	—	—	—	—	—	14	14	—	14
Defined benefit pension obligation, net of tax	—	—	—	—	—	22	22	—	22
Currency translation adjustments	—	—	—	(1,046)	—	—	(1,046)	(17)	(1,063)
Adjustment for share schemes	—	—	—	—	—	88	88	—	88
Tax in respect of share schemes(e)	—	—	—	—	—	(18)	(18)	—	(18)
Dividends	—	—	—	—	—	(847)	(847)	(17)	(864)
Disposal of non-controlling interest	—	—	—	—	—	—	—	(294)	(294)
Issue of shares(f)	1	35	—	—	—	—	36	—	36
Net purchase of own shares	—	—	—	—	—	(16)	(16)	—	(16)

As at 31 December 2012 (restated)	578	619	(191)	1,927	2,710	27,248	32,891	57	32,948

Total comprehensive income for the year	—	—	213	(2,713)	—	2,385	(115)	9	(106)
Profit for the year	—	—	—	—	—	2,441	2,441	9	2,450
Hedges, net of tax	—	—	213	162	—	—	375	—	375
Available-for-sale assets, net of tax	—	—	—	—	—	(8)	(8)	—	(8)
Defined benefit pension obligation, net of tax	—	—	—	—	—	(48)	(48)	—	(48)
Currency translation adjustments	—	—	—	(2,875)	—	—	(2,875)	—	(2,875)
Adjustment for share schemes	—	—	—	—	—	85	85	—	85
Tax in respect of share schemes(e)	—	—	—	—	—	19	19	—	19
Dividends(g)	—	—	—	—	—	(952)	(952)	—	(952)
Disposal of non-controlling interest	—	—	—	—	—	—	—	(66)	(66)
Issue of shares(f)	1	44	—	—	—	—	45	—	45
Net purchase of own shares	—	—	—	—	—	(13)	(13)	—	(13)

As at 31 December 2013	579	663	22	(786)	2,710	28,772	31,960	—	31,960

The Company	Called up share capital $m	Share premium account $m	Translation reserve $m	Other reserves(c) $m	Retained earnings $m	Total $m
As at 1 January 2012	577	584	(356)	1,203	6,232	8,240
Total comprehensive income for the year(h)	—	—	368	—	15	383
Adjustment for share schemes	—	—	—	—	88	88
Tax in respect of share schemes(e)	—	—	—	—	1	1
Dividends	—	—	—	—	(847)	(847)
Issue of shares(f)	1	35	—	—	—	36
Net purchase of own shares	—	—	—	—	(16)	(16)

As at 31 December 2012	578	619	12	1,203	5,473	7,885

Total comprehensive income for the year(h)	—	—	120	—	1	121
Adjustment for share schemes	—	—	—	—	85	85
Tax in respect of share schemes(e)	—	—	—	—	4	4
Dividends(g)	—	—	—	—	(952)	(952)
Issue of shares(f)	1	44	—	—	—	45
Net purchase of own shares	—	—	—	—	(13)	(13)

As at 31 December 2013	579	663	132	1,203	4,598	7,175

(a)	See Accounting developments during 2013, page 91.
(b)	As at 31 December 2013, includes currency translation gains of $20m (2012: $26m) relating to joint ventures and associates.
(c)	Other reserves, which are not distributable, represent the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the restructuring and refinancing in 1999.
(d)	As at 31 December 2013, includes retained earnings in respect of joint ventures and associates of $771m (2012: $666m).
(e)	This consists of current tax of $9m (2012: $6m) and deferred tax of $10m (2012: $(24)m) in the Group and current tax of $3m (2012: $nil) and deferred tax of $1m (2012: $1m) in the Company.
(f)	The issue of shares relates to amounts issued to employees under employee share option schemes for a cash consideration of $45m (2012: $36m).
(g)	Includes $26m in respect of dividends attributable to holders of American Depositary Receipts in prior periods.
(h)	Comprises profit for the year of $1m (2012: $15m) and currency translation adjustments of $120m (2012: $368m).

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 133 form part of these accounts.

CASH FLOW STATEMENTS

for the year ended 31 December		The Group		The Company
	Note	2013 $m	2012 $m	2013 $m	2012 $m
Cash generated by operations	25	10,285	10,715	(9)	(14)
Income taxes paid		(2,468)	(2,720)	(5)	(4)

Net cash inflow/(outflow) from operating activities		7,817	7,995	(14)	(18)

Cash flows from investing activities
Dividends received		147	151	—	—
Proceeds from disposal of subsidiary undertakings and investments(a)		774	2,185	—	—
Proceeds from disposal of property, plant and equipment and intangible assets(b)		3,827	754	—	—
Purchase of property, plant and equipment and intangible assets		(10,605)	(9,974)	—	—
Loans to joint ventures and associates		—	(4)	—	—
Repayments from joint ventures and associates		73	702	—	—
Interests in subsidiaries, joint ventures and associates, and other investments		(610)	(429)	—	—
Other loan repayments/(advances)		112	(280)	—	—

Net cash outflow from investing activities		(6,282)	(6,895)	—	—

Cash flows from financing activities
Interest paid		(675)	(658)	—	—
Interest received		115	117	—	—
Dividends paid		(923)	(859)	(923)	(859)
Dividends paid to non-controlling interest		—	(18)	—	—
Net proceeds from issue of new borrowings(c)		2,713	2,925	—	—
Repayment of borrowings		(1,093)	(1,736)	—	—
Issue of shares		45	36	45	36
Movements in own shares		(13)	(16)	(13)	(16)
Funding movements with subsidiary		—	—	904	856

Net cash inflow/(outflow) from financing activities		169	(209)	13	17

Net increase/(decrease) in cash and cash equivalents		1,704	891	(1)	(1)

Cash and cash equivalents at 1 January	16	4,520	3,601	2	2

Effect of foreign exchange rate changes		(16)	28	(1)	1

Cash and cash equivalents at 31 December(d)	16	6,208	4,520	—	2

(a)	2013 includes proceeds from the disposal of Gujarat Gas Company Limited of $259m (net of cash held at the date of disposal of $84m), TGGT of $240m and the Group’s remaining 20% equity in GNL Quintero of $172m. 2012 includes the disposal of Comgás for gross cash proceeds of $1,674m ($1,572m net of the $102m cash held at the date of disposal), Philippines power assets of $360m and 20% equity in GNL Quintero of $176m.
(b)	2013 includes proceeds of $3,633m from the disposal of certain interests in upstream coal seam gas tenements in Australia and equity interests in the QCLNG project Train 1 liquefaction facility. 2012 includes $651m for the disposal of 10% of the Group’s interest in the Karachaganak gas-condensate project.
(c)	Includes net cash flows relating to short maturity financing.
(d)	The balance at 31 December 2013 includes cash and cash equivalents of $6,208m (2012: $4,434m) and cash classified as assets held for sale of $nil (2012: $86m).

There were no major non-cash transactions in 2013 or 2012.

The cash flows above are inclusive of discontinued operations (see note 7, page 108).

The accounting policies on pages 88 to 91 together with the notes on pages 98 to 133 form part of these accounts.

SECTION D

NOTES TO THE ACCOUNTS

1.	SEGMENTAL ANALYSIS AND RESULTS PRESENTATION

BG Group’s reportable segments are those used by the Group’s Board and management (the ‘Chief Operating Decision Maker’ as defined in IFRS 8 ‘Operating Segments’) to run the business and are based on differences in the Group’s products and services. Segment information is presented on the same basis as that used for internal reporting purposes. BG Group has two principal operating and reporting segments; Upstream and LNG Shipping & Marketing. Upstream comprises exploration, development, production, liquefaction and marketing of hydrocarbons. LNG Shipping & Marketing combines the development and use of LNG import facilities with the purchase, shipping and sale of LNG and degasified natural gas. The Group’s remaining Transmission and Distribution businesses (T&D), principally Mahanagar Gas in India, and certain corporate activities have been included in the Other segment.

Intra-Group sales are settled at market prices and are generally based on the same prices as those charged to third parties (arm’s length principle). Group revenue, profit for the year, depreciation, amortisation and impairment and capital investment attributable to BG Group activities are shown on pages 98 to 101, analysed by operating segment.

The presentation of BG Group’s results under IFRS separately identifies the effect of the re-measurement of certain financial instruments, profits and losses on the disposal and impairment of non-current assets and certain other exceptional items. Results excluding discontinued operations and disposals, certain re-measurements, certain other exceptional items and impairments (‘Business performance’) are used by management and are presented in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group’s ongoing business. Further information on Business performance is given on page 146.

The disposals, re-measurements and impairments column includes unrealised gains and losses in respect of certain gas sales contracts classified as derivatives under IAS 39, commodity instruments that represent economic hedges but do not qualify for hedge accounting, and financial instruments used to manage foreign exchange and interest rate exposure. Where these instruments represent economic hedges but cannot be designated as hedges under IAS 39, unrealised movements in fair value, together with foreign exchange movements associated with the underlying borrowings and foreign exchange movements in respect of certain inter-company balances, are recorded in the income statement and disclosed separately as ‘disposals, re-measurements and impairments’. The separate presentation of these items best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

Under IFRS the results from jointly controlled entities (joint ventures) and associates are presented net of tax and finance costs on the face of the income statement. BG Group also presents the operating profit of the Group including results of joint ventures and associates before interest and tax, as this approach provides additional information on the source of the Group’s operating profits.

The following tables provide a reconciliation between the overall results and Business performance, and operating profit including and excluding the results of joint ventures and associates. The geographical information provided for external revenue is based on country of production. Further information is given in the Supplementary information on page 134.

GROUP REVENUE

Analysed by operating segment

	External revenue		Intra-Group revenue		Total Group revenue
for the year ended 31 December	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Group revenue(a)
Upstream	11,455	11,161	688	780	12,143	11,941
LNG Shipping & Marketing	7,730	7,760	31	297	7,761	8,057
Other activities	7	12	—	—	7	12

Segmental revenue	19,192	18,933	719	1,077	19,911	20,010

Less: Intra-Group revenue	—	—	(719)	(1,077)	(719)	(1,077)

Group revenue	19,192	18,933	—	—	19,192	18,933

(a)	External revenue attributable to the UK is $3,270m (2012: $3,052m). External revenue attributable to non-UK countries is $15,922m (2012: $15,881m). Included in the Upstream segment is revenue of $2,090m attributable to Kazakhstan representing 11% of Group revenue (2012: $2,299m, 12%). Further geographical information on the Group’s E&P revenues can be found in Supplementary information – gas and oil (unaudited) on page 134. LNG Shipping & Marketing revenues are not considered reliant on individual countries since they are associated with the global deployment of the Group’s portfolio of flexible LNG supplies.

External revenue in respect of a single external customer amounted to $2,198m (2012: $2,402m), recognised in the Upstream segment. These revenues are associated with the sale of marketable commodities and over 95% are secured by letters of credit; accordingly, this single customer is not considered to represent a concentration of business risk to the Group. For further information on credit risk see the Group’s principal risks and uncertainties, page 38 and note 18, page 117.

PROFIT FOR THE YEAR

Analysed by operating segment

	Business performance(d)		Disposals, re-measurements and impairments(c)		Total
for the year ended 31 December	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Group revenue	19,192	18,933	—	—	19,192	18,933
Other operating income(a)(b)	(91)	30	210	237	119	267

Group revenue and other operating income	19,101	18,963	210	237	19,311	19,200

Operating profit/(loss) before share of results from joint ventures and associates(c)
Upstream(d)	4,531	5,107	(3,815)	(1,695)	716	3,412
LNG Shipping & Marketing	2,617	2,536	363	297	2,980	2,833
Other activities	(28)	(35)	(1)	(16)	(29)	(51)

	7,120	7,608	(3,453)	(1,414)	3,667	6,194

Share of pre-tax operating results from joint ventures and associates
Upstream	436	360	—	—	436	360
LNG Shipping & Marketing	26	41	—	—	26	41
Other activities	34	41	—	—	34	41

	496	442	—	—	496	442

Total operating profit/(loss)
Upstream	4,967	5,467	(3,815)	(1,695)	1,152	3,772
LNG Shipping & Marketing	2,643	2,577	363	297	3,006	2,874
Other activities	6	6	(1)	(16)	5	(10)

	7,616	8,050	(3,453)	(1,414)	4,163	6,636

Net finance (costs)/income
Finance income	104	125	65	97	169	222
Finance costs	(283)	(238)	—	(122)	(283)	(360)
Share of joint ventures and associates	(24)	(39)	—	—	(24)	(39)

	(203)	(152)	65	(25)	(138)	(177)

Taxation
Taxation	(2,903)	(3,405)	1,219	353	(1,684)	(3,052)
Share of joint ventures and associates	(136)	(114)	—	—	(136)	(114)

	(3,039)	(3,519)	1,219	353	(1,820)	(3,166)

Profit for the year from continuing operations	4,374	4,379	(2,169)	(1,086)	2,205	3,293
Profit for the year from discontinued operations	—	—	245	1,324	245	1,324

	4,374	4,379	(1,924)	238	2,450	4,617

Profit attributable to:
Shareholders (earnings)	4,374	4,379	(1,933)	144	2,441	4,523
Non-controlling interest	—	—	9	94	9	94

	4,374	4,379	(1,924)	238	2,450	4,617

(a)

Other operating income includes the results of the purchase and re-sale of third-party gas in the UK, income arising from asset optimisation activities undertaken by the Group’s LNG Shipping & Marketing operations and unrealised gains and losses arising from the mark-to-market movements of commodity-based derivative instruments, including certain gas sales contracts classified as derivatives under IAS 39. Further details of the use and valuation of commodity-based financial instruments are shown in note 18, page 117 Further information on other operating income is given in note 4, page 105.
(b)	Business performance Other operating income is attributable to segments as follows: Upstream $15m (2012: $13m) and LNG Shipping & Marketing $(106)m (2012: $17m).
(c)	Operating profit/(Ioss) before share of results from joint ventures and associates includes:

(i)	Disposals and provisions for impairment of $(3,817)m (2012: $(1,651)m), attributable to segments as follows: Upstream $(3,941)m (2012: $(1,640)m), LNG Shipping & Marketing $140m (2012: $5m) and Other activities $(16)m (2012: $(16)m).
(ii)	Non-cash re-measurements of $210m (2012: $237m), attributable to segments as follows: Upstream $33m (2012: $(55)m) and LNG Shipping & Marketing $177m (2012: $292m) and;
(iii)	Other operating costs of $154m (gain) (2012: $nil), attributable to segments as follow: Upstream $93m, LNG Shipping & Marketing $46m and Other activities $15m.

(d)	Business performance operating profit before share of results from joint ventures and associates includes $394m (2012: $319m) of unsuccessful exploration expenditure written off and charged to the Upstream segment.

	Business performance		Disposals, re-measurements and impairments		Total
for the year ended 31 December	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Total operating profit/(loss)
Upstream	4,967	5,467	(3,815)	(1,695)	1,152	3,772
LNG Shipping & Marketing	2,643	2,577	363	297	3,006	2,874

	7,610	8,044	(3,452)	(1,398)	4,158	6,646

Other activities	6	6	(1)	(16)	5	(10)

	7,616	8,050	(3,453)	(1,414)	4,163	6,636

Less: share of pre-tax operating results from joint ventures and associates					(496)	(442)
Add: share of post-tax results from joint ventures and associates					336	289
Net finance costs					(114)	(138)

Profit before tax					3,889	6,345

Taxation					(1,684)	(3,052)

Profit for the year from continuing operations					2,205	3,293
Profit for the year from discontinued operations					245	1 324

					2,450	4,617

JOINT VENTURES AND ASSOCIATES

Analysed by operating segment

	Share of pre-tax operating results from joint ventures and associates		Share of net finance costs and tax from joint ventures and associates		Share of post-tax results from joint ventures and associates
for the year ended 31 December	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Upstream	436	360	(139)	(126)	297	234
LNG Shipping & Marketing	26	41	(6)	(16)	20	25
Other activities	34	41	(15)	(11)	19	30

Continuing operations	496	442	(160)	(153)	336	289

Discontinued operations	1	22	(2)	—	(1)	22

	497	464	(162)	(153)	335	311

DEPRECIATION, AMORTISATION AND IMPAIRMENT

Analysed by operating segment

	Depreciation and amortisation		Impairment(a)		Total
for the year ended 31 December	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Upstream	2,793	2,348	4,029	2,107	6,822	4,455
LNG Shipping & Marketing	158	158	—	44	158	202
Other activities	3	4	30	10	33	14

Continuing operations	2,954	2,510	4,059	2,161	7,013	4,671

Discontinued operations	1	83	—	150	1	233

	2,955	2,593	4,059	2,311	7,014	4,904

(a)	Further details of impairments are given in note 4, page 105.

CAPITAL INVESTMENT

Analysed by operating segment

	Capital expenditure(a)		Capital investment(b)
for the year ended 31 December	2013 $m	2012 $m	2013 $m	2012 $m
Upstream	11,597	10,983	12,206	11,409
LNG Shipping & Marketing	27	11	28	15
Other activities	—	—	—	3

Continuing operations	11,624	10,994	12,234	11,427

Discontinued operations	10	297	10	297

	11,634	11,291	12,244	11,724

(a)	Comprises expenditure on property, plant and equipment and other intangible assets.
(b)	Comprises expenditure on property, plant and equipment, other intangible assets and investments, including business combinations.

As at 31 December 2013, the Group non-current assets balance (excluding derivative financial instruments, deferred tax assets and finance lease receivable) of $49,690m (2012: $51,607m) included an amount attributable to the UK of $8,246m (2012: $7,777m). The amount attributable to non-UK countries was $41,444m (2012: $43,830m) and included $21,828m (2012: $21,277m) attributable to Australia representing 44% (2012: 41%) of the Group total and $5,262m (2012: $4,000m) attributable to Brazil representing 11% of the Group total (2012: 8%).

2.	OPERATING COSTS

Included within the Group’s operating costs charged to the income statement were the following items:

	2013 $m	2012 $m
Raw materials, consumables and finished goods	3,062	3,478
Inventory adjustments to net realisable value	4	1

Employee costs (see note 3(C), page 103)	1,096	1,291
Less: Own work capitalised	(295)	(315)
Employee costs included within other operating charges below	(116)	(143)
Employee costs included within net finance costs	(11)	(14)

	674	819

Depreciation and amortisation
Depreciation of Property, plant and equipment	2,945	2,505
Amortisation of Other intangible assets	9	5

	2,954	2,510

Unsuccessful exploration expenditure written off	394	319

Other operating charges:
Other exploration expenditure(a)	317	365
Operating lease rentals	653	536
Research and development	76	52
Tariffs, royalties, liquefaction and regasification costs	1,883	1,565

Net foreign exchange (gains)/losses on operating activities	(31)	27

Other costs(b)	1,841	1,683

Continuing operations total	11,827	11,355

(a)	Broadly equivalent to cash flows attributable to operating activities arising from exploration and evaluation.
(b)	Includes certain E&P lifting, storage, marketing and general administration costs.

AUDITOR’S FEES AND SERVICES

Ernst & Young LLP were appointed as the Group’s auditors in March 2013, following a competitive tender process and served as independent external auditors for the year ended 31 December 2013. PricewaterhouseCoopers LLP served as the independent external auditors for the year ended 31 December 2012. The external auditors are subject to re-appointment at the Annual General Meeting, see the Notice of Meeting on pages 150 to 151.

The following table presents the aggregate fees for professional services and other services rendered by the external auditors to BG Group:

	2013 $m	2012 $m
Fees payable to the Group’s auditors for the audit of both the parent Company and the Group’s Annual Report and Accounts	2.5	2.3

Fees payable to the Group’s auditors and its associates for other services:
The audit of the parent’s subsidiaries	2.0	3.9
Audit related assurance services(a)	1.2	0.3
	3.2	4.2

Total fees payable for audit services	5.7	6.5

Other assurance services	0.1	—
All other services(b)	0.3	0.4

	6.1	6.9

(a)	Audit related assurance services includes costs relating to the interim review and regulatory reporting.
(b)	All other services includes fees billed for attestation services, consultations concerning financial accounting and reporting standards, and other advice.

No audit fees were paid to the Group’s auditors in 2013 in respect of the audits of the Group’s pension schemes (2012: $36,000).

3.	DIRECTORS AND EMPLOYEES

A)	DIRECTORS’ REMUNERATION

	2013 $000	2012 $000
Fees to Non-Executive Directors	2,586	2,613
Salaries	3,367	5,060
Benefits(a)	317	224
Bonuses(b)	801	—
Share-based payments(c)	6,002	11,802
Fees and benefits in respect of former Directors	18	25

	13,091	19,724

(a)	In addition, in 2013, two Directors (2012: two) had pension benefits accruing under defined benefit schemes and three Directors (2012: two) received cash in lieu of their pension totalling $527,000 (2012: $616,000).
(b)	Bonus figures for 2013 represent payments under the Annual Incentive Scheme (AIS) in respect of the 2013 incentive year which will be made in 2014. Bonuses for 2013 include remuneration given in the form of awards under the Voluntary Bonus Deferral Plan (VBDP). Bonuses exclude remuneration given in the form of mandatorily deferred shares under the Deferred Bonus Plan (DBP) (2013: $1,872 000; 2012: $nil).
(c)	Share-based payments include a charge for mandatorily deferred shares awarded to the Directors under the DBP in respect of the previous incentive years.

For further information please see the Remuneration report on page 64.

B)	KEY MANAGEMENT COMPENSATION

	2013 $000	2012 $000
Fees to Non-Executive Directors	2,586	2,613
Salaries	8,831	10,625
Benefits	653	575
Bonuses(a)	1,477	4,062
Pension charge(b)	3,110	4,304
Share-based payments(c)	15,984	17,924

	32,641	40,103

(a)	Bonus figures for 2013 include payments under the AIS in respect of the 2013 incentive year which will be made in 2014. Bonus figures for 2012 represent payments under the AIS in respect of the 2012 incentive year which were made in 2013. Bonuses for 2013 and 2012 include remuneration to be given in the form of awards under the VBDP. Bonuses exclude remuneration given in the form of mandatorily deferred shares (2013: $4,327,000; 2012: $nil).
(b)	Includes benefits accruing under defined benefit schemes and cash in lieu of pensions.
(c)	Share-based payments include a charge for mandatorily deferred shares under the DBP awarded to key management under the DBP in respect of the previous incentive years.

The key management compensation analysed above represents amounts in respect of the Directors and the executive officers, defined as the Group Executive Committee (GEC) and the Company Secretary.

C)	EMPLOYEE COSTS

	The Group
	2013 $m	2012 $m
Wages and salaries(a)	829	912
Social security costs	67	88
Pension charge(b)	(19)	148
Share-based payments (see note 3(E) below)	91	68
Other including incentive schemes(c)	137	177

	1,105	1,393

Less: attributable to discontinued operations	(9)	(102)

Continuing operations	1,096	1,291

(a)	Includes termination payments and payments in lieu of notice.
(b)	The pension charge for the year ended 31 December 2013 includes a curtailment gain of $154m (2012: $nil), interest on plan net liabilities of $nil (2012: $9m) in respect of discontinued operations, and $11m charge (2012: $14m) which is presented within finance costs (see note 24, page 128).
(c)	Includes payments under the AIS and remuneration to be given in the form of shares under the VBDP.

In 2013, employee costs of $810m (2012: $1,078m) were charged to the income statement and $295m (2012: $315m) were capitalised.

D)	AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

	2013 Number	2012 Number
Upstream	4,887	4,664
LNG Shipping & Marketing	361	437
Discontinued operations	288	1,467

	5,536	6,568

E)	SHARE-BASED PAYMENTS

	The Group
	2013 $m	2012 $m
Equity-settled share-based payments:
Group share awards	47	42
Performance Share Awards	20	25
Other share awards(a)	9	10

	76	77

Cash-settled share-based payments	15	(9)

	91	68

(a)	The charge for other share awards excludes an amount of $9m (2012: $10m) relating to shares and nil-cost options awarded under the VBDP, which was transferred to equity during 2013. This expense was recognised in the income statement during 2012 as part of the AIS charge. The number of awards made was 0.5m (2012: 0.4m).

Group share awards

Group Share Awards under the Group’s Long-Term Incentive Plan (LTIP) will normally vest three years after the date of grant, subject to continued employment and the individual employee’s performance. Awards are in the form of shares (2013: 1.7m shares; 2012: 1.8m shares) or nil-cost options (2013: 1.7m options; 2012: 1.8m options). The costs in respect of these awards are charged to the income statement over the vesting period, based on the fair value of the shares and options at the award date. Dividend equivalents accrue on the award during the vesting period. Accordingly, the fair value of the shares and options awarded is based on the market value of the shares on the award date, which was £12.69 per share in 2013 (2012: £12.56 per share).

Performance Share Awards

Details of Performance Share Awards under the Group’s LTIP are given on pages 66 and 67. Awards are in the form of shares (2013: 0.6m shares; 2012: 0.5m shares) or nil-cost options (2013: 3.0m options; 2012: 2.5m options). The costs in respect of these awards are charged to the income statement over the vesting period, based on the fair value of the shares and options at the award date, adjusted for the probability of market-related performance conditions being achieved. The fair value of shares and options awarded during the year is estimated using a Monte Carlo projection model with the following assumptions: share price on date of issue of £12.71 (2012: £12.71), exercise price of £nil (2012: £nil), a risk-free rate of 0.81% (2012: 0.36%) and a vesting period of three years (2012: three years). The model also contains assumptions for both the Group and each member of the industry peer group (set out on page 74) in respect of volatility, average share price growth and share price correlation. Expected volatility was determined by calculating the historical volatility of the share price over the previous three-year period. Share price correlation was determined by calculating the historical correlation of the share price over the previous three-year period. Average share price growth was determined from historical growth over the previous year. Dividend equivalents accrue on the award during the vesting period. The fair value of shares and options awarded during the year was £6.13 per share (2012: £5.02 per share).

Other share awards

The charge for Other share awards includes awards made under the DBP, the Sharesave Plan, the Share Incentive Plan and the Share Award Plan.

The DBP operates in conjunction with the AIS and is described on pages 66 and 67. Awards are in the form of shares (2013: 0.1m shares; 2012: 0.1m shares) or nil-cost options (2013: nil; 2012: 0.1m options). The charge to the income statement in respect of these awards was $2m in 2013 (2012: $4m) and is based on the market value of the shares at the award date, which was £11.72 in 2013 (2012: £15.38).

The charge to the income statement in respect of the Sharesave Plan is based on the fair value of the share options at the grant date and the likelihood of allocations vesting under the scheme. The charge was $2m in 2013 (2012: $1m). The fair value of the share options granted is determined using a Black-Scholes option pricing model and was £3.36 in 2013 (2012: £2.99).

In 2013, awards of 0.3m shares (2012: 0.2m shares) were made in conjunction with the Group’s UK Flexible Benefits Plan, an element of the Share Incentive Plan. The charge to the income statement in respect of these awards was $4m in 2013 (2012: $5m) and is based on the market value of the shares at the grant date, which was £10.79 in 2013 (2012: £14.21).

The Share Award Plan was an award in 2013 in the form of shares or nil-cost options with a three year vesting period. In 2013, awards of 0.1m shares and 0.3m nil-cost options were made under this plan (2012: nil). The charge to the income statement in respect of these awards was $1m in 2013 (2012: $nil). The fair value of the shares and options awarded is based on the market value of the shares at the grant date, which was £12.19.

Cash-settled share-based payments

Cash-settled share-based payments arise when the Group incurs a liability to transfer cash amounts that are based on the price (or value) of the Company’s shares. Most of the charge in respect of cash-settled share-based payments relates to social security costs on share awards which have not vested or, in the case of share options, have not been exercised. The charge to the income statement is based on the fair value of the awards outstanding at the balance sheet date, multiplied by the current employer’s social security rate.

F)	SUMMARY OF MOVEMENTS IN SHARE AWARDS AND SHARE OPTIONS

	Share awards under the LTIP m	Nil-cost options under the LTIP m	Sharesave Plan options m	CSOS options m	Other nil-cost options(a) m
2012
Outstanding as at 1 January 2012	5.1	12.7	1.6	13.2	0.6
Granted	2.3	4.3	0.9	—	0.4
Vested	(1.2)	n/a	n/a	n/a	n/a
Exercised	n/a	(0.3)	(0.4)	(3.1)	(0.1)
Forfeited	(1.1)	(4.2)	(0.5)	—	—

Outstanding as at 31 December 2012	5.1	12.5	1.6	10.1	0.9

Exercisable as at 31 December 2012	n/a	1.8	—	10.1	0.8

Option price range as at 31 December 2012 (£)	n/a	n/a	8.63-11.10	2.71-7.92	n/a
Weighted average remaining contractual life	n/a	8yrs 5mths	2yrs 6mths	3yrs 4mths	4yrs 7mths
Option price range for exercised options (£)	n/a	n/a	5.82-10.27	2.71-7.92	n/a
Weighted average share price at the date of exercise for options exercised in the year (£)	n/a	12.47	14.30	13.40	13.28
2013
Outstanding as at 1 January 2013	5.1	12.5	1.6	10.1	0.9
Granted	2.3	4.7	0.2	—	0.8
Vested	(1.1)	n/a	n/a	n/a	n/a
Exercised	n/a	(1.1)	(0.3)	(4.0)	(0.2)
Forfeited	(1.0)	(3.7)	(0.1)	(0.1)	—

Outstanding as at 31 December 2013	5.3	12.4	1.4	6.0	1.5

Exercisable as at 31 December 2013	n/a	1.9	—	6.0	1.1

Option price range as at 31 December 2013 (£)	n/a	n/a	8.63-11.10	3.47-7.92	n/a
Weighted average remaining contractual life	n/a	8yrs 5mths	2yrs 5mths	2yrs 6mths	4yrs 9mths
Option price range for exercised options (£)	n/a	n/a	8.63-11.10	2.71-7.92	n/a
Weighted average share price at the date of exercise for options exercised in the year (£)	n/a	11.95	11.57	12.10	12.16

(a)	Comprises nil-cost options awarded under the DBP, Share Award Plan and VBDP.

G)	WEIGHTED AVERAGE EXERCISE PRICE OF SHARE OPTIONS

	2013 Sharesave Plan options £	2013 CSOS options £	2012 Sharesave Plan options £	2012 CSOS options £
Outstanding as at 1 January	9.14	6.13	9.29	6.04
Granted	10.22	—	8.74	—
Exercised	8.65	5.76	7.25	5.77
Forfeited	9.51	5.51	10.26	—

Outstanding as at 31 December	9.43	6.38	9.14	6.13

Exercisable as at 31 December	8.63	6.38	—	6.13

4.	DISPOSALS, RE-MEASUREMENTS AND IMPAIRMENTS

BG Group has separately identified profits and losses related to disposals of non-current assets, impairments of non-current assets, certain other exceptional items, and certain re-measurements of financial instruments. A reconciliation of results before and after disposals, re-measurements and impairments is given in note 1, page 98.

	2013 $m	2012 $m
Other operating income:
Re-measurements of commodity-based contracts	210	237
Operating costs	154	—
Profits and losses on disposal of non-current assets and impairments:
Disposals of non-current assets	253	578
Impairments	(4,059)	(2,161)
Other	(11)	(68)
	(3,817)	(1,651)

Finance income	65	97
Finance costs	—	(122)
	(3,388)	(1,439)
Taxation	1,219	353

Loss for the year from continuing operations	(2,169)	(1,086)

OTHER OPERATING INCOME

Re-measurements included within Other operating income amount to a credit of $210m (2012: $237m), of which a credit of $34m (2012: $140m) represents non-cash mark-to-market movements on certain gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument. In addition, re-measurements include a $176m credit (2012: $97m) representing unrealised mark-to-market movements associated with economic hedges. Further information on commodity instruments is given in note 18, page 117.

OPERATING COSTS

Operating costs comprise a curtailment gain of $154m (2012: $nil) in respect of the closure of the BG Group UK defined benefit pension scheme to future accrual of benefits on 31 December 2013. Further information on the pension scheme is given in note 24, page 128.

DISPOSAL OF NON-CURRENT ASSETS AND IMPAIRMENTS

2013

Disposal of non-current assets

BG Group completed transactions with China National Offshore Oil Corporation (CNOOC) for the sale of certain interests in the QCLNG project in Australia for total consideration of $3,801m, resulting in a pre and post-tax profit on disposal of $31m in the Upstream segment, and the sale of its 50% holding in TGGT in the USA for a total consideration of $257m, resulting in a pre-tax profit on disposal of $187m (post-tax $98m) in the Upstream segment.

The Group completed the sale of its remaining 20% equity in the Quintero LNG degasification facility in Chile for a total consideration of $176m. This resulted in a pre-tax profit on disposal of $140m (post-tax $107m) in the LNG Shipping & Marketing segment.

The Group completed the sale of all its interests in the Cotton Valley formation to EXCO Resources for $131m. This resulted in a pre and post-tax profit on disposal of $10m in the Upstream segment. Other disposals resulted in a pre and post-tax profit of $11m, comprising $1m pre and post-tax charge in the Upstream segment and $12m pre and post-tax profit in the Other segment.

A pre-tax charge of $126m (post-tax $83m) was recognised in the Upstream segment following the relinquishment of land licences in the US Lower 48 region.

Impairments

As a result of reserves revisions and revised expectations of the value of its Egyptian operations given continuing uncertainty over the business environment in country, the Group reviewed the recoverable amount of its assets in Egypt. The review was carried out on a fair value less costs of disposal basis using risk-adjusted cash flow projections discounted using a nominal rate of 8% (post-tax) and resulted in a pre-tax impairment charge of $2,000m (post-tax $1,286m) in the Upstream segment.

In addition, against the backdrop of lower forward gas market prices, lower production expectations based on well performance and a continued low rig count, the Group reviewed the recoverable amount of certain assets associated with the shale gas business in the USA. The review was carried out on a fair value less costs of disposal basis using risk-adjusted cash flow projections discounted using a nominal rate of 8% (post-tax), and acreage valuations for intangible assets. This resulted in a pre-tax impairment charge of $1,700m (post-tax $1,105m) in the Upstream segment.

A $171m pre-tax impairment charge (post-tax $94m) was recognised against certain Upstream assets as a result of a reserves revision. Other impairments resulted in a pre-tax charge to the income statement of $188m (post-tax $85m): $158m (post-tax $55m) in the Upstream segment and $30m pre and post-tax in the Other segment. The reviews of these assets were carried out on a fair value less costs of disposal basis using risk-adjusted cash flow projections discounted using a nominal rate of 8% (post-tax).

Other

Other write-offs and provisions for certain other exceptional items resulted in a pre-tax charge to the income statement of $11m (post-tax $5m).

2012

Disposal of non-current assets

The Group disposed of 10% of its interest in the Karachaganak gas-condensate project for consideration of $651m together with additional capacity in the Caspian Pipeline Consortium pipeline, and the final settlement of cost recovery and other claims. This resulted in the recognition of a pre-tax profit on disposal of $404m (post-tax $168m) in the Upstream segment.

The Group completed the sale of its initial tranche of 20% equity in the Quintero LNG degasification facility in Chile, for consideration of $176m. This resulted in a pre-tax profit on disposal of $146m (post-tax $110m) in the LNG Shipping & Marketing segment.

Other disposals resulted in a pre-tax profit of $28m (post-tax $37m): $118m pre-tax profit ($111m post-tax) in the Upstream segment and $90m pre-tax charge ($74m post-tax) in the LNG Shipping & Marketing segment.

Impairments

As a result of the weaker outlook for US natural gas prices, the Group reviewed the recoverable amount of certain assets associated with the shale gas business in the USA on a fair value less costs to sell basis using risk-adjusted cash flow projections and discounted using a nominal rate of 8% (post-tax). This resulted in a pre-tax impairment charge of $1,800m (post-tax $1,295m) in the Upstream segment.

Following a reserves downgrade on the Gaupe field in Norway, the Group reviewed the recoverable amount of property, plant and equipment associated with the Gaupe field on a fair value less costs to sell basis using risk-adjusted cash flow projections and discounted using a nominal rate of 8% (post-tax). This resulted in a pre-tax impairment charge of $154m (post-tax $34m) in the Upstream segment.

Other impairments resulted in a pre-tax impairment charge of $207m (post-tax $158m): $153m (post-tax $104m) in the Upstream segment, $44m pre and post-tax in the LNG Shipping & Marketing segment and $10m pre and post-tax in the Other segment.

Other

Other write-offs and provisions for certain other exceptional items resulted in a pre and post-tax profit to the income statement of $68m.

FINANCE INCOME AND COSTS

Re-measurements presented in finance income and costs include mark-to-market movements on certain derivatives used to hedge foreign exchange and interest rate risk, partly offset by foreign exchange movements on the associated borrowings and certain inter-company balances.

5.	FINANCE INCOME AND COSTS

	2013 $m	2012 $m
Interest receivable(a)	104	222
Net fair value gains and losses on derivatives and fair value hedge adjustments(b)	65	—

Finance income	169	222

Interest payable(c)	(577)	(479)
Finance lease charges	(108)	(104)
Interest capitalised(d)	522	457
Unwinding of discount on provisions and pension assets and liabilities(e)	(120)	(112)
Net fair value gains and losses on derivatives and fair value hedge adjustments(f)	—	(122)

Finance costs	(283)	(360)

Net finance costs – continuing operations	(114)	(138)

(a)	Interest receivable includes net exchange gains of $nil (2012: $97m).
(b)	Comprises $65m gain associated with a fair value hedge adjustments.
(c)	Interest payable includes net exchange losses of $44m (2012: $29m).
(d)	Finance costs associated with general Group central borrowings used to finance major capital projects are capitalised up to the point that the project is ready for its intended use. The weighted average interest cost applicable to these borrowings is 3.80% per annum (2012: 3.67%). Tax relief for capitalised interest is approximately $121m (2012: $112m).
(e)	Relates to the unwinding of the discount on provisions and amounts in respect of pension obligations which represent the unwinding of discount on the plans’ net deficit.
(f)	In 2012, comprises $4m gain associated with fair value hedge adjustments and $126m charge in respect of interest rate and currency exchange rate derivatives.

6.	TAXATION

	2013 $m	2012 $m
Current tax
UK tax	1,385	1,328
Overseas tax	1,524	1,486

Total current tax	2,909	2,814

Deferred tax	(1,225)	238

Total tax charge – continuing operations	1,684	3,052

The total tax charge reconciles with the charge calculated using the statutory rates of UK corporation tax as follows:

	2013 $m	2012 $m
Profit before taxation	3,889	6,345

Tax at UK statutory rates on profit	1,319	2,150

Effect on tax charge of:
Non tax-deductible items	145	370
Non-taxable items	(673)	(447)
Overseas taxes at different rates to UK statutory rates	748	1,257
Petroleum revenue tax	11	37
Effect of changes in tax rate on deferred tax balances	(68)	25
Prior year and other adjustments including unrelieved overseas tax losses	202	(340)

Tax charge – continuing operations	1,684	3,052

The tax credit relating to disposals, re-measurements, impairments and other items is $1,219m (2012: $353m). This consists of a tax charge on unrealised re-measurements of $166m (2012: $88m) and a tax credit on disposals, impairments and other items of $1,385m (2012: $441m).

The current tax charge includes a tax credit for prior year adjustments of $179m (2012: $440m). The deferred tax credit (2012: tax charge) includes a tax charge for prior year adjustments of $105m (2012: $298m).

The net movement in deferred tax assets and liabilities is shown below:

	Accelerated capital allowances $m	Deferred petroleum revenue tax $m	Provisions $m	Retirement benefit obligations $m	Unused tax losses $m	Other temporary differences $m	Total $m
As at 1 January 2012	7,649	171	(1,156)	(120)	(2,776)	(454)	3,314

Charge/(credit) for the year	909	30	(116)	5	(330)	(294)	204
Charge to equity	—	—	—	9	—	322	331
Currency translation adjustments and other movements	122	8	(26)	—	(8)	(2)	94
Acquisitions/(disposals)	—	—	19	38	—	(171)	(114)
Transferred to assets held for sale	(14)	—	—	—	—	—	(14)
As at 31 December 2012	8,666	209	(1,279)	(68)	(3,114)	(599)	3,815
Charge/(credit) for the year	(1,955)	(9)	54	35	706	(54)	(1,223)
Charge to equity	—	—	—	—	—	80	80
Currency translation adjustments and other movements	89	3	(25)	(1)	(25)	12	53
Disposals	(2)	—	—	—	—	—	(2)

As at 31 December 2013	6,798	203	(1,250)	(34)	(2,433)	(561)	2,723

						2013 $m	2012 $m
Deferred tax liabilities						4,120	4,636
Deferred tax assets						(1,397)	(821)

Net deferred tax liability as at 31 December						2,723	3,815

The amount of the deferred tax asset of $1,397m (2012: $821m) expected to be recovered after more than 12 months is $1,352m (2012: $616m). The deferred tax liability of $4,120m (2012: $4,636m) is shown after the offset of certain deferred tax assets relating to the same fiscal authority; the liability prior to such offset is $7,367m (2012: $8,515m). The net amount expected to be settled after more than 12 months is $4 159m (2012: $4,551m).

Deferred tax assets are recognised for deductible temporary differences, unutilised tax losses and unused tax credits to the extent that realisation of the related tax benefit through future taxable income is probable. To determine the future taxable income, reference is made to the latest available profit forecast. This requires assumptions regarding future profitability and is therefore inherently uncertain. The Group has unrecognised deductible temporary differences of $840m (2012: $896m) and unrecognised tax losses of $3,228m (2012: $2,802m) to carry forward against future taxable income. To the extent unutilised, $180m of these losses will expire by 2018. In addition, the Group has unrecognised capital losses of $5m (2012: $183m); these tax losses can only be offset against specific types of future capital gains. The Group also has unrecognised overseas tax credits of $464m (2012: $393m).

The aggregate amount of taxable temporary differences associated with undistributed earnings of subsidiaries, joint ventures and associates, for which deferred tax liabilities have not been recognised, is approximately $6m (2012: $5m). No liability has been recognised in respect of these differences either because no liability is expected to arise on distribution under applicable tax legislation or because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

As at 31 December 2013, the Company had a deferred tax asset of $10m (2012: $12m).

7.	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In the second quarter of 2013, the Group completed the sale of its interest in Gujurat Gas Company Limited (GGCL) in India. In the fourth quarter of 2012, the Group completed the sale of its interest in Comgás in Brazil and the disposal of BG Italia Power (BGIP) in Italy. Together, Comgás, BGIP and GGCL represented the majority of the Group’s Transmission and Distribution (T&D) business segment and as a result of these transactions, these businesses, together with certain other assets in the T&D segment, have been treated as discontinued operations. The remaining T&D businesses, primarily Mahanagar Gas in India, have been allocated to the Other segment.

RESULTS FROM DISCONTINUED OPERATIONS

	2013 $m	2012 $m
Revenue	236	3,159

Operating costs	(218)	(2,703)

Operating profit	18	456
Finance costs	—	(48)
Share of post-tax results from joint ventures and associates	(1)	22

Profit before tax	17	430
Taxation	(15)	(129)

Profit after tax	2	301

Profits and losses on disposal of non-current assets and impairments	241	1,152
Taxation	2	(129)

Post-tax profits and losses on disposal of non-current assets and impairments	243	1,023

Profit for the year from discontinued operations	245	1,324

CASH FLOWS RELATING TO DISCONTINUED OPERATIONS

	2013 $m	2012 $m
Profit before tax	17	430
Share of post-tax results from joint ventures and associates	1	(22)
Depreciation of property, plant and equipment	1	20
Amortisation of other intangible assets	—	63
Increase/(decrease) in provisions	1	(12)
Finance costs	—	48
Movements in working capital	120	(114)

Cash generated by operations	140	413
Income taxes paid	(6)	(160)

Net cash inflow from operating activities	134	253

Net cash outflow from investing activities	(8)	(398)

Net cash (outflow)/inflow from financing activities	(112)	90

Net increase/(decrease) in cash and cash equivalents	14	(55)

DISPOSAL OF NON-CURRENT ASSETS AND IMPAIRMENTS 2013

The sale of the Group’s investment in GGCL in India for gross consideration of $422m resulted in a pre and post-tax profit of $245m, being the gross consideration less net assets of $194m, recycling to the income statement of currency translation losses of $46m, the derecognition of the non-controlling interest of $64m and $1m of other costs.

Other disposals and impairments resulted in a pre-tax charge of $4m (post-tax charge of $2m).

DISPOSAL OF NON-CURRENT ASSETS AND IMPAIRMENTS 2012

The sale of the Group’s investment in Comgás for gross consideration of $1,674m resulted in a pre-tax profit of $1,057m (post-tax $916m), being the gross consideration less net assets of $1,234m, recycling to the income statement of currency translation gains of $378m, the derecognition of the non-controlling interest of $294m and $55m of other costs.

The sale of the Group’s investment in the Santa Rita power plant and the San Lorenzo power plant in the Philippines for net cash proceeds of $360m resulted in a pre and post-tax profit of $252m.

Following a decision to curtail the activities of BG Italia Power, a pre-tax charge of $110m (post-tax $89m) was recognised.

Following classification as held for sale, the Group’s interest in the Bolivia-to-Brazil pipeline was revalued to fair value less costs to sell based on the sale and purchase agreement price. This resulted in a pre-tax impairment charge of $43m (post-tax $52m). The sale was completed in 2013.

Other disposals and impairments resulted in a pre and post-tax charge of $4m.

NET ASSETS DISPOSED OF IN RESPECT OF COMGÁS

Comgás 2012 $m
Goodwill	671
Intangibles	1,798
Trade and other receivables	477
Commodity contracts and derivative financial instruments	68
Cash and cash equivalents	102
Borrowings	(1,133)
Current tax liabilities	(76)
Trade and other payables	(423)
Deferred tax liabilities	(114)
Provisions	(136)

Net assets	1,234

ASSETS HELD FOR SALE

The Group as at 31 December	2013 $m	2012 $m
Goodwill	—	3
Other intangible assets	—	1
Property, plant and equipment	—	156
Investments in joint venture and associate entities	—	86
Inventories	—	6
Trade and other receivables	—	48
Cash and cash equivalents	—	86

Assets classified as held for sale	—	386

Trade and other payables	—	(105)
Current tax liabilities	—	(37)
Deferred income tax liabilities	—	(14)
Provisions for other liabilities and charges	—	(2)
Liabilities associated with assets classified as held for sale	—	(158)

Net assets classified as held for sale	—	228

Assets held for sale as at 31 December 2012 represented the assets and liabilities of GGCL, the Group’s interest in the Bolivia-to-Brazil pipeline and the Group’s remaining 20% equity in the Quintero LNG regasification facility in Chile.

There were no assets held for sale as at 31 December 2013.

8.	DIVIDENDS

	2013			2012
	$m	Cents per ordinary share	Pence per ordinary share	$m	Cents per ordinary share	Pence per ordinary share
Prior year final dividend, paid in the year	478	14.26	9.03	443	12.96	8.19
Interim dividend, paid in the year	448	13.07	8.51	404	11.88	7.64

Total dividend, paid in the year	926	27.33	17.54	847	24.84	15.83

Proposed final dividend for the year ended 31 December 2013(a)	534	15.68	9.51

(a)	The proposed final dividend was announced on 4 February 2014 in US Dollars, with a Pounds Sterling equivalent. It is paid to shareholders in Pounds Sterling. The total amount payable in US Dollars has been determined based on the shares in issue as at 31 December 2013 that are eligible for the dividend. The total amount payable in US Dollars may vary, depending on movements in exchange rates between February 2014 and May 2014, when the dividend will be paid.

The proposed final dividend for the year ended 31 December 2013 of 15.68 cents per share takes the 2013 full-year dividend to 28.75 cents per share.

The final dividend of 14.26 cents per ordinary share ($478m) in respect of the year ended 31 December 2012 was paid on 31 May 2013. The interim dividend was paid on 6 September 2013. The proposed final dividend of 15.68 cents per ordinary share ($534m) in respect of the year ended 31 December 2013 is payable on 30 May 2013 is payable on 30 May 2014 to all shareholders on the register at the close of business on 25 April 2014.

9.	EARNINGS PER ORDINARY SHARE – CONTINUING OPERATIONS

Earnings per ordinary share has been calculated by dividing the earnings for the year for the continuing operations of the Group of $2,205m (2012: $3,293m) by 3,402m (2012: 3,396m), being the weighted average number of ordinary shares outstanding during the year. The average number of shares outstanding excludes treasury shares and shares held by employee share plans. Earnings per ordinary share excluding disposals, re-measurements and impairments has been presented in order to reflect the underlying performance of the Group.

	2013		2012
	$m	Basic earnings per ordinary share cents	$m	Basic earnings per ordinary share cents
Earnings excluding disposals, re-measurements and impairments	4,374	128.6	4,379	128.9
Disposals, re-measurements and impairments (see note 4, page 105)	(2,169)	(63.8)	(1,086)	(31.9)

Earnings including disposals, re-measurements and impairments	2,205	64.8	3,293	97.0

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3,419m (2012: 3,415m), being the weighted average number of ordinary shares in issue during the year as adjusted for dilutive equity instruments relating to the employee share schemes. A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	2013 Shares m	2012 Shares m
Basic	3,402	3,396
Dilutive potential ordinary shares:
Equity instruments outstanding during the year	17	19

Diluted basis	3,419	3,415

Diluted earnings per ordinary share (excluding disposals, re-measurements and impairments) (cents)	128.0	128.2
Diluted earnings per ordinary share (including disposals, re-measurements and impairments) (cents)	64.5	96.4

10.	GOODWILL

The Group	2013 $m	2012 $m
Cost and net book value as at 1 January	24	752
Disposals (see note 7, page 108)	—	(671)
Currency translation adjustments	1	(54)
Reclassified as held for sale	—	(3)

Cost and net book value as at 31 December	25	24

For the purpose of impairment testing, goodwill is allocated to cash-generating units; these represent the lowest level at which goodwill is monitored. The Group tests goodwill annually for impairment or more frequently if there are indications that it might be impaired. As at 31 December 2013, no goodwill impairment has been recognised.

11.	OTHER INTANGIBLE ASSETS

The Group	Expenditure on unproved gas and oil reserves		Service concession asset(a)		Other(b)		Total
	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Cost as at 1 January	4,782	4,820	—	1,940	377	582	5,159	7,342
Additions	1,341 (c)	855 (c)	—	193	—	72	1,341	1,120
Disposals and unsuccessful exploration expenditure(d)	(810)	(406)	—	(1,951)	—	(270)	(810)	(2,627)
Transfers to property, plant and equipment	(298)	(562)	—	—	—	—	(298)	(562)
Other movements	(16)	62	—	—	—	91	(16)	153
Currency translation adjustments	(199)	13	—	(182)	(4)	(98)	(203)	(267)

Cost as at 31 December	4,800	4,782	—	—	373	377	5,173	5,159

Amortisation as at 1 January	(438)	(438)	—	(442)	(252)	(303)	(690)	(1,183)
Charge for the year(e)	—	—	—	(31)	(9)	(37)	(9)	(68)
Charge for impairment (see note 4, page 105)(e)	(665)	—	—	—	—	—	(665)	—
Disposals and transfers	55	—	—	392	—	31	55	423
Currency translation adjustments	—	—	—	81	—	57	—	138

Amortisation as at 31 December	(1,048)	(438)	—	—	(261)	(252)	(1,309)	(690)

Net book value as at 31 December	3,752	4,344	—	—	112	125	3,864	4,469

(a)	The arrangements between Comgás and the local Regulator were classified as a service concession arrangement in accordance with IFRIC 12. The Group disposed of its entire interest in Comgás in 2012.
(b)	Other includes capacity rights in the Caspian Pipeline Consortium export pipeline which are amortised on a straight-line basis over the term of the contract and have an average remaining useful life of 24 years (2012: 25 years). Other also includes the contractual rights in respect of the purchase of LNG regasification services and related gas sales. These rights are amortised on a straight-line basis over the term of the contract and have a weighted average remaining useful life of eight years (2012: eight years).
(c)	Broadly equivalent to cash flows attributable to investing activities arising from exploration and evaluation.
(d)	Disposals and unsuccessful exploration expenditure includes $394m (2012: $339m) in respect of unsuccessful exploration expenditure written off.
(e)	Amortisation charge and charge for impairment for the year is attributable to continuing and discontinued operations as follows:

	Amortisation		Impairment
	2013 $m	2012 $m	2013 $m	2012 $m
Continuing operations	9	5	665	—
Discontinued operations	—	63	—	—

	9	68	665	—

12.	PROPERTY, PLANT AND EQUIPMENT

The Group
	Land and buildings $m	Mains, services and meters $m	Plant and machinery $m	Motor vehicles and office equipment $m	Exploration and production $m	Total $m
Cost as at 1 January 2013	148	—	10,945	1,704	48,838	61,635
Additions	—	—	1,904	179	8,210	10,293
Disposals, transfers and other movements(a)	—	—	(1,073)	(5)	(2,677)	(3,755)
Currency translation adjustments	(10)	—	(41)	(9)	(2,254)	(2,314)

Cost as at 31 December 2013	138	—	11,735	1,869	52,117	65,859

Accumulated depreciation as at 1 January 2013	(48)	—	(784)	(844)	(16,034)	(17,710)
Charge for the year(b)	—	—	(149)	(193)	(2,613)	(2,955)
Charge for impairment(b) (see note 4, page 105)	—	—	—	—	(3,124)	(3,124)
Disposals and transfers	—	—	(2)	5	200	203
Currency translation adjustments	(1)	—	(3)	(3)	(41)	(48)

Accumulated depreciation as at 31 December 2013	(49)	—	(938)	(1,035)	(21,612)	(23,634)

Net book value as at 31 December 2013(c)(d)(e)	89	—	10,797	834	30,505	42,225

The Group
	Land and buildings $m	Mains, services and meters $m	Plant and machinery $m	Motor vehicles and office equipment $m	Exploration and production $m	Total $m
Cost as at 1 January 2012	122	184	7,962	1,515	41,283	51,066
Additions	7	25	3,170	173	6,796	10,171
Disposals, transfers and other movements(a)	32	(48)	(125)	(25)	318	152
Currency translation adjustments	2	(4)	—	44	441	483
Reclassified as held for sale	(15)	(157)	(62)	(3)	—	(237)

Cost as at 31 December 2012	148	—	10,945	1,704	48,838	61,635

Accumulated depreciation as at 1 January 2012	(53)	(46)	(932)	(665)	(12,054)	(13,750)
Charge for the year(b)	(1)	(5)	(161)	(182)	(2,183)	(2,532)
Charge for impairment(b) (see note 4, page 105)	(7)	—	(124)	(1)	(1,653)	(1,785)
Disposals and transfers	13	—	407	22	103	545
Currency translation adjustments	(2)	1	(1)	(20)	(247)	(269)
Reclassified as held for sale	2	50	27	2	—	81

Accumulated depreciation as at 31 December 2012	(48)	—	(784)	(844)	(16,034)	(17,710)

Net book value as at 31 December 2012(c)(d)e)	100	—	10,161	860	32,804	43,925

(a)	Includes, within Exploration and production, a transfer from other intangible assets of $298m (2012: $562m) and an increase in the decommissioning asset of $112m (2012: $166m). Includes, within Plant and machinery, a decrease in the decommissioning asset of $172m (2012: increase of $329m).
(b)	Depreciation charge and charge for impairment for the year is attributable to continuing and discontinued operations as follows:

	Depreciation		Impairment
	2013 $m	2012 $m	2013 $m	2012 $m
Continuing operations	2,954	2,512	3,124	1,679
Discontinued operations	1	20	—	106

	2,955	2,532	3,124	1,785

(c)	The Group’s net book value includes capitalised interest of $1,225m (2012: $928m) comprising Exploration and production $838m (2012: $690m) and Plant and machinery $387m (2012: $238m). A deferred tax liability is recognised in respect of this taxable temporary difference at current enacted rates.
(d)	Includes the net book value of decommissioning assets of $2,432m (2012: $2,729m) and expenditure on Plant and machinery and Exploration and production assets under construction of $23,405m (2012: $22,971m).
(e)	The net book value of assets capitalised and held under finance leases is shown below and comprises $1,884m (2012: $1,985m) included in Plant and machinery and $64m (2012: $nil) included in Exploration and production:

as at 31 December	2013 $m	2012 $m
Cost	2,738	2,670
Accumulated depreciation	(790)	(685)

Net book value	1,948	1,985

Details of BG Group’s gas and oil reserves are given in Supplementary information – gas and oil (unaudited) on page 134.

13.	INVESTMENTS

	Joint ventures		Associates
The Group	Share of net assets $m	Loans $m	Share of net assets $m	Loans $m	Other investments $m		Total investments $m
Carrying value as at 1 January 2013	317	335	1,384	380	72		2,488
Investments	—	—	604	—	6		610
Disposals, transfers and other movements	(120)	20	48	(36)	14		(74)
Impairments(a)	—	—	(268)	(2)	—		(270)
Share of retained profits less losses during the year(b)	57	—	130	—	—		187
Currency translation adjustments and fair value movements	(14)	6	3	11	(14)		(8)

Carrying value as at 31 December 2013	240	361	1,901	353	78	(c)	2,933

	Joint ventures		Associates
The Group	Share of net assets $m	Loans $m	Share of net assets $m	Loans $m	Other investments $m		Total investments $m
Carrying value as at 1 January 2012	611	580	918	887	48		3,044
Investments	—	—	390	4	39		433
Disposals, transfers and other loan movements	—	(261)	78	(498)	(78)		(759)
Impairments(a)	(356)	—	(59)	—	—		(415)
Reclassified as held for sale	—	—	(86)	—	—		(86)
Share of retained profits less losses during the year(b)	59	—	118	—	—		177
Currency translation adjustments and fair value movements	3	16	25	(13)	63		94

Carrying value as at 31 December 2012	317	335	1,384	380	72	(c)	2,488

(a)	Comprises impairments of continuing operations of $270m (2012: $372m) and discontinued operations of $nil (2012: $43m).
(b)	Comprises share of post-tax results for the year of $336m (2012: $289m) from continuing operations and $(1)m (2012: $22m) from discontinued operations, offset by share of dividends receivable by BG Group of $148m (2012: $134m).
(c)	Includes an investment in Drillsearch Energy Limited and Azure Midstream Energy, LP (Azure).

In 2013, the Group disposed of its entire 50% equity holding in TGGT, a joint venture midstream company operating in east Texas and north Louisiana, to Azure. The Group received net cash of $240m along with a $17m stake in Azure, equating to an approximate 3% equity holding.

In 2012, the Group acquired an 8.47% interest in Drillsearch Energy limited, a company listed on the Australian Securities Exchange. As at 31 December 2013, the fair value of this investment was $43m (2012: $57m).

Analysis of BG Group’s share of assets, liabilities, income and expenses in joint ventures and associates is shown below:

as at 31 December	Joint ventures		Associates
	2013 $m	2012 $m	2013 $m	2012 $m
Shares of assets – non-current assets	614	964	2,803	2,464
– current assets	122	151	479	319

	736	1,115	3,282	2,783

Share of liabilities – current liabilities	(83)	(97)	(269)	(181)
– non-current liabilities	(413)	(701)	(1,112)	(1,218)
	(496)	(798)	(1,381)	(1,399)
Share of net assets(a)	240	317	1,901	1,384

(a)	Presented after impairment charge of $270m (2012: $372m).

for the year ended 31 December	Joint ventures		Associates
	2013 $m	2012 $m	2013 $m	2012 $m
Share of revenue	216	325	1,163	1,105
Share of operating costs	(122)	(225)	(760)	(741)
Share of operating profit	94	100	403	364
Share of finance costs	2	1	(26)	(37)
Share of tax	(18)	(20)	(120)	(97)
Share of post-tax results	78	81	257	230
Share of post-tax results from continuing operations	78	81	258	208
Share of post-tax results from discontinued operations	—	—	(1)	22

Further information on principal subsidiary undertakings, joint ventures and associates is given in note 26, page 132.

The Company	Subsidiary undertakings
	2013 $m	2012 $m
As at 1 January	4,130	3,878
Capital contribution(a)	74	74
Currency translation adjustments	84	178

As at 31 December	4,288	4,130

(a)	Represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes.

14.	INVENTORIES

The Group as at 31 December	2013 $m	2012 $m
Raw materials and consumables	448	452
Finished goods for resale	390	340

	838	792

15.	TRADE AND OTHER RECEIVABLES

as at 31 December	The Group		The Company
	2013 $m	2012 $m	2013 $m	2012 $m
Amounts falling due within one year
Trade receivables	2,283	2,304	—	—
Amounts owed by Group undertakings	—	—	2,881	3,750
Amounts owed by joint ventures and associates (see note 23, page 127)	69	45	—	—
Other receivables	1,488	833	—	—
Prepayments	787	1,062	—	—
Accrued income	2,273	2,125	—	—

	6,900	6,369	2,881	3,750

Amounts falling due after more than one year
Trade receivables	449	376	—	—
Other receivables	328	520	—	—
	777	896	—	—

	7,677	7,265	2,881	3,750

Trade receivables are stated net of provisions. When management considers the recovery of a receivable to be improbable, a provision is made against the carrying value of the receivable. The movement in this provision is as follows:

The Group	2013 $m	2012 $m
Provision as at 1 January	60	101
Credit to the income statement	(19)	—
Disposals	—	(41)

Provision as at 31 December	41	60

As at 31 December 2013, $754m (2012: $849m) of trade and other receivables were past due but not provided for; an analysis of these receivables is as follows:

The Group	2013 $m	2012 $m
Less than three months past due	129	277
Between three and six months past due	185	150
Between six and 12 months past due	241	326
More than 12 months past due	199	96

	754	849

Included within past due but not impaired receivables is a balance of $525m (2012: $606m) with Egypt General Petroleum Corporation (EGPC). The remaining balance relates to a diversified number of independent customers, $29m of which has been received post year end. For further information on the credit risk associated with trade receivables, including the EGPC balance, see note 18, page 117. There are no past due or impaired receivables in the Company (2012: $nil).

16.	CASH AND CASH EQUIVALENTS

	The Group		The Company
as at 31 December	2013 $m	2012 $m	2013 $m	2012 $m
Cash at bank and in hand	597	128	—	2
Cash equivalent investments	5,611	4,306	—	—

	6,208	4,434	—	2

Cash and cash equivalents comprise cash in hand, deposits with a maturity of three months or less and other short-term money market deposit accounts that are readily convertible into known amounts of cash.

For information on the interest rate composition of the Group’s financial assets see note 18, page 117.

17.	BORROWINGS

The Group’s treasury policy, capital management and other borrowings information, disclosed in the cash flow and financing and capital sections on page 36 of the Financial review, form part of this note.

GROSS BORROWINGS

The Group as at 31 December	2013 $m	2012 $m
Amounts falling due within one year
Bonds
3.375% Euro 750m bond due July 2013	—	988
Fair value hedge adjustments	—	20
	—	1,008
Bank loans and overdrafts	414	—
Obligations under finance leases	61	56

	475	1,064

Amounts falling due after more than one year
Bonds and other loans
2.5% US Dollar 350m bond due December 2015	349	349
2.875% US Dollar 750m bond due October 2016	748	748
5.125% Pound Sterling 500m bond due December 2017	827	812
Floating rate US Dollar 300m bond due September 2018	300	—
3.0% Euro 1,000m bond due November 2018	1,376	1,316
3.625% Euro 500m bond due July 2019	686	656
3.625% Euro 250m bond due July 2019	352	339
3.94% Hong Kong Dollar 370m bond due October 2019	48	48
4.0% US Dollar 650m bond due December 2020	643	643
4.0% US Dollar 1,350m bond due October 2021	1,338	1,336
5.125% Pound Sterling 750m bond due December 2025	1,228	1,204
3.5% Euro 100m bond due October 2033	134	—
5.0% Pound Sterling 750m bond due November 2036	1,214	1,190
5.125% US Dollar 900m bond due October 2041	880	879
6.5% Pound Sterling 600m bond due November 2072(a)	990	973
6.5% US Dollar 500m bond due November 2072(a)	497	496
6.5% Euro 500m bond due November 2072(a)	686	655
Fair value hedge adjustments	172	227

	12,468	11,871

Bank loans	2,242	250
Obligations under finance leases	2,344	2,322

	17,054	14,443

Gross borrowings	17,529	15,507

(a)	These bonds are long-dated, subordinated securities which although accounted for as debt, incorporate some features typical of equity, such as potential coupon deferral. The Group may, at sole discretion, redeem all, but not part, of the securities at their principal amount on 30 November 2017, 30 November 2022 or any subsequent coupon date thereafter to maturity.

NET BORROWINGS(a)

The Group as at 31 December	2013 $m	2012 $m
Amounts falling due within one year
Cash and cash equivalents	6,208	4,434
Trade and other receivables(b)	38	—
Borrowings	(475)	(1,064)
Commodity contracts and other derivative financial instruments(c)	(11)	(71)

	5,760	3,299

Amounts falling due after more than one year
Borrowings	(17,054)	(14,443)
Trade and other receivables(d)	134	195
Commodity contracts and other derivative financial instruments(c)	550	325
	(16,370)	(13,923)
Net borrowings	(10,610)	(10,624)

(a)	Net borrowings are defined on page 147.
(b)	Trade and other receivables comprise a finance lease receivable of $38m (2012: $nil). See Note 18, page 117.
(c)	Commodity contracts and other derivative financial instruments comprise treasury financial derivatives of $539m (2012: $254m).
(d)	Trade and other receivables comprise a finance lease receivable of $134m (2012: $195m). See Note 18, page 117.

The following table shows a reconciliation of net borrowings:

The Group	2013 $m	2012 $m
Net borrowings as at 1 January	(10,624)	(11,336)
Net increase in cash and cash equivalents	1,704	891
Cash inflow from changes in borrowings	(1,620)	(1,189)
Inception of finance leases	(103)	2
Currency translation and other re-measurements	(53)	(39)
Disposal of gross borrowings (See Note 7, page 108)	–	1,133
Movement in net borrowings classified as held for sale	86	(86)
Net borrowings as at 31 December	(10,610)	(10,624)

As at 31 December 2013, BG Group’s share of the net borrowings in joint ventures and associates amounted to approximately $0.6bn, including BG Group shareholder loans of approximately $0.7bn. These net borrowings are included in BG Group’s share of the net assets in joint ventures and associates.

MATURITY AND INTEREST RATE PROFILE OF THE GROUP’S BORROWINGS

The following tables analyse the Group’s gross borrowings. These are repayable as follows:

Gross borrowings (including obligations under finance leases)	Fixed rate borrowings		Total gross borrowings
	2013 $m	2012 $m	2013 $m	2012 $m
Within one year	61	56	475	1,064
Between one and two years	413	60	1,655	60
Between two and three years	818	413	1,068	413
Between three and four years	66	812	1,471	812
Between four and five years	1,452	67	2,005	1,002
After five years	10,236	11,424	10,855	12,156

	13,046	12,832	17,529	15,507

For the purpose of the table above, borrowings with an initial maturity within one year, such as commercial paper, are treated as floating rate.

As part of its interest rate risk strategy, the Group has entered into swaps. The disclosure above is presented after the effect of these swaps. Further information on the fair value of the swaps is included in note 18, page 117.

The weighted average post-swap interest rate of borrowings as at 31 December 2013 was 4.0% (2012: 3.8%). Post-swap fixed-rate borrowings mature between 2014 and 2072 (2012: mature between 2013 and 2072).

Obligations under finance leases pre-swap	Minimum lease payments		Obligations under finance leases
	2013 $m	2012 $m	2013 $m	2012 $m
Amounts due:
Within one year	154	141	61	56
Between one and five years	672	583	278	257
After five years	2,966	2,775	2,066	2,065
Less: future finance charges	(1,387)	(1,121)	—	—

	2,405	2,378	2,405	2,378

The Group has finance lease obligations in respect of infrastructure and LNG ships. These lease obligations expire between 2024 and 2038 (2012: expire between 2024 and 2037).

CURRENCY COMPOSITION OF THE GROUP’S BORROWINGS

The following table analyses the currency composition of the Group’s borrowings:

	2013 $m	2012 $m
Currency:
Pound Sterling	6,477	4,780
US Dollar	7,667	6,666
Euro	3,253	3,993
Other	132	68

	17,529	15,507

The disclosure above does not include the impact of certain currency swaps as these are separately recognised under IAS 39 and presented in note 18, page 117. As at 31 December 2013, the Group had swapped $2,437m (2012: $2,395m) of Pound Sterling borrowings into US Dollars, $3,253m (2012: $3,993m) of Euro borrowings into US Dollars and $50m (2012: $54m) of other currencies into US Dollars.

COMPOSITION OF THE GROUP’S UNDRAWN COMMITTED FACILITIES

The Group has undrawn committed borrowing facilities, in respect of which all conditions have been met, as follows:

Expiring:	2013 $m	2012 $m
Between two and three years	2,180	—
Between three and four years	3,040	2,180
Between four and five years	—	3,540

	5,220	5,720

18.	FINANCIAL INSTRUMENTS

TREASURY INSTRUMENTS

The Group is exposed to credit risk, interest rate risk, exchange rate risk and liquidity risk. As part of its business operations, the Group uses derivative financial instruments (derivatives) in order to manage exposure to fluctuations in interest rates and exchange rates. The Group enters into interest rate derivatives to manage the fixed and floating composition of its debt. The Group enters into currency exchange rate derivatives to hedge certain currency cash flows and to adjust the currency composition of its assets and liabilities. Certain agreements are combined currency and interest swap transactions, described as cross-currency interest rate derivatives. The Group’s policy is to enter into interest or currency exchange rate derivatives only where these are matched by an underlying asset, liability or transaction.

Further information on treasury risks is contained in the Principal risks and uncertainties section, pages 38 to 43.

COMMODITY INSTRUMENTS

Within the ordinary course of business the Group routinely enters into sale and purchase transactions for commodities. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of the commodity in accordance with the Group’s expected sale, purchase or usage requirements. Such contracts are not within the scope of IAS 39.

Certain gas sales contracts fall within the scope of IAS 39. These contracts include pricing terms that are based on a variety of commodities and indices. They are recognised in the balance sheet at fair value with movements in fair value recognised in the income statement.

Certain short-term market traded contracts for the purchase and subsequent resale of third-party commodities are within the scope of IAS 39 and are recognised in the balance sheet at fair value with movements in fair value recognised in the income statement. The Group uses various commodity-based derivative instruments to manage some of the risks arising from fluctuations in commodity prices. Such contracts include physical and net-settled forwards, futures, swaps and options. Where these derivatives have been designated as cash flow hedges of underlying commodity price exposures, certain gains and losses attributable to these instruments are deferred in other comprehensive income and subsequently recognised in the income statement when the underlying hedged transaction crystallises. Commodity derivatives that are not part of a hedging relationship are recognised in the balance sheet within Other commodity derivatives at fair value, with movements in fair value recognised in the income statement.

Further information on commodity price exposure is contained in the Principal risks and uncertainties section, pages 38 to 43.

AMOUNTS RECOGNISED IN RESPECT OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

	2013		2012
The Group as at 31 December	Assets $m	Liabilities $m	Assets $m	Liabilities $m
Included in the balance sheet:
Interest rate derivatives	127	(42)	210	(161)
Currency exchange rate derivatives	20	(17)	23	(41)
Cross-currency interest rate derivatives	495	(44)	351	(128)
Gas contracts	—	(208)	—	(249)
Other commodity derivatives	88	(159)	77	(191)

	730	(470)	661	(770)

As at 31 December 2013, the Group also held non-derivative available-for-sale financial assets of $61m (2012: $58m) which are recognised in the balance sheet at fair value.

As at 31 December 2013, the Group had deposited cash of $110m (2012: $279m) and received cash of $54m (2012: $57m) in respect of collateral and margin payments associated with the use of commodity derivatives.

Derivative financial instruments expected to be realised within one year are presented within current assets and current liabilities. All other derivative financial instruments are classified as non-current. The maturity profile of derivative financial instruments is as follows:

	2013		2012
	Assets $m	Liabilities $m	Assets $m	Liabilities $m
Within one year	107	(297)	129	(423)
Between one and five years	237	(122)	243	(221)
After five years	386	(51)	289	(126)

	730	(470)	661	(770)

The notional principal amounts of derivative financial instruments are as follows:

	2013				2012
	Within one year $m	Between one and five years $m	After five years $m	Total $m	Within one year $m	Between one and five years $m	After five years $m	Total $m
Interest rate derivatives	9	2,194	3,253	5,456	997	2,164	2,024	5,185
Currency exchange rate derivatives	1,263	47	—	1,310	1,861	355	—	2,216
Cross-currency interest rate derivatives	—	3,113	2,815	5,928	2,105	1,746	4,034	7,885
Other commodity derivatives	15,047	4,636	232	19,915	22,882	6,926	370	30,178

The notional principal amounts of gas contracts are $690m (2012: $524m). The amounts in respect of other commodity derivatives represent the gross combination of notional principals relating to all purchase and sale contracts and accordingly do not show the extent to which these contracts may offset. These notional principal amounts give an indication of the scale of derivatives held, but do not reflect the risks that the Group is exposed to from their use.

VALUATION

All financial instruments that are initially recognised and subsequently re-measured at fair value have been classified in accordance with the hierarchy described in IFRS 13 ‘Fair Value Measurement’.

Fair value measurement hierarchy

The fair value hierarchy, described below, reflects the significance of the inputs used to determine the valuation of financial assets and liabilities measured at fair value.

Level 1 fair value measurements are those derived directly from quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 fair value measurements are those including inputs other than quoted prices included within Level 1 that are observable for the asset or liability directly or indirectly. The fair value of the Group’s interest rate and currency exchange rate derivatives and the majority of the Group’s commodity derivatives are calculated from relevant market prices and yield curves at the balance sheet date and are therefore based solely on observable price information. These instruments are not directly quoted in active markets and are accordingly classified as Level 2 in the fair value hierarchy.

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data. Where observable market valuations of commodity contracts are unavailable, the fair value on initial recognition is the transaction price and is subsequently determined using the Group’s forward planning assumptions for the price of gas, other commodities and indices. Due to the assumptions underlying their fair value, certain gas contracts are categorised as Level 3 in the fair value hierarchy. One of the assumptions used for their valuation is that observable commodity prices are liquid for four years (2012: four years). The fair values of the commodity contracts are calculated using the market yield curve at the balance sheet date.

	Financial assets				Financial liabilities
The Group as at 31 December 2013	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Interest rate derivatives	—	127	—	127	—	(42)	—	(42)
Currency exchange rate derivatives	—	20	—	20	—	(17)	—	(17)
Cross-currency interest rate derivatives	—	495	—	495	—	(44)	—	(44)
Gas contracts	—	—	—	—	—	(144)	(64)	(208)
Other commodity derivatives	3	51	34	88	(28)	(74)	(57)	(159)

	3	693	34	730	(28)	(321)	(121)	(470)

	Financial assets				Financial liabilities
as at 31 December 2013	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Interest rate derivatives	—	210	—	210	—	(161)	—	(161)
Currency exchange rate derivatives	—	23	—	23	—	(41)	—	(41)
Cross-currency interest rate derivatives	—	351	—	351	—	(128)	—	(128)
Gas contracts	—	—	—	—	—	(243)	(6)	(249)
Other commodity derivatives	4	52	21	77	(116)	(52)	(23)	(191)

	4	636	21	661	(116)	(625)	(29)	(770)

As at 31 December 2013, the Group also held available-for-sale financial assets of $61m (2012: $58m), the fair value of which is determined using Level 1 fair value measurements.

There were no reclassifications between levels in the fair value hierarchy during 2013. Reclassifications from Level 3 to Level 2 during 2012 were attributable to contracts maturing within the four-year liquid period for observable commodity prices.

Level 3 fair value measurements

The movements in the year associated with financial assets and liabilities, measured at fair value and determined in accordance with Level 3, are shown below:

	Gas contracts		Other commodity derivatives		Total
	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Fair value as at 1 January	(6)	(69)	(2)	8	(8)	(61)
Total gains or losses recognised in the income statement	(61)	(7)	(24)	(4)	(85)	(11)
Reclassification to Level 2	—	70	—	6	—	76
Settlements	—	—	3	(12)	3	(12)
Currency translation adjustments	3	—	—	—	3	—

Fair value as at 31 December	(64)	(6)	(23)	(2)	(87)	(8)

Total gains or losses recognised in the income statement are presented in Other operating income. All gains or losses for the period are related to financial assets and liabilities held at 31 December 2013. All gains or losses for the period ended 31 December 2012 related to financial assets and liabilities held at 31 December 2012.

As at 31 December 2013, the potential pre-tax change in the fair value of gas contracts, assuming a $10 per barrel change in the Brent price assumption, was $53m (2012: $4m). A reasonably foreseeable change in the valuation assumptions underlying other commodity derivatives would not significantly change their fair value measurement.

FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS

The Group Included in the income statement(a):	2013 $m	2012 $m
Interest rate and currency exchange rate derivatives not in a designated hedge relationship	18	(113)
Interest rate derivatives designated as fair value hedges	(56)	15
Cross-currency interest rate derivatives designated as fair value hedges	66	(44)
Commodity derivatives designated as fair value hedges	—	16
Ineffectiveness on cash flow hedges	—	3
Ineffectiveness on net investment hedges	(6)	(6)
Gas contracts	34	140
Other commodity derivatives not in a designated hedge relationship	42	120

Continuing operations	98	131

(a)	Includes $112m loss (2012: $20m gain) recognised as Other operating income within Business performance.

Fair value losses of $8m (2012: $8m gains) on available-for-sale financial assets are included within other comprehensive income.

HEDGE ACCOUNTING

In line with the Group’s risk management policies, certain derivative and non-derivative instruments are designated as hedges of currency, interest rate and commodity price exposures in accordance with IAS 39. Further information can be found in the Principal risks and uncertainties section, pages 38 to 43.

Fair value hedges

As at 31 December 2013, the Group held a number of interest rate swaps and cross-currency interest rate swaps designated as hedges of the fair value risk associated with the Group’s fixed rate debt. At 31 December 2012, the Group also held a number of commodity derivatives designated as hedges of the fair value risk associated with fixed price firm sales commitments. The hedged items and the related derivatives have the same critical terms to ensure that they are an effective hedge under IAS 39. The fair value of derivative instruments designated as fair value hedges outstanding as at 31 December 2013 is $66m (2012: $72m). During 2013, adjustments of $65m (2012: $(12)m) have been made to hedged items in respect of the risks being hedged.

Cash flow hedges

The Group has forward commodity contracts, currency exchange rate derivatives and interest rate derivatives designated as hedges of highly probable forecast purchases and sales, and of interest flows and currency exposure on Group debt. As at 31 December 2013, an unrealised pre-tax loss of $4m (2012: $228m) was deferred in other comprehensive income in respect of effective cash flow hedges. The hedged transactions are expected to occur within 24 years (2012: 25 years) and the associated gains and losses deferred in other comprehensive income will be released to the income statement as the underlying transaction crystallises. As at 31 December 2013, deferred pre-tax losses of $nil (2012: $96m) are expected to be released to the income statement within one year. The fair value of derivative instruments designated as cash flow hedges outstanding as at 31 December 2013 is $174m (2012: $(210)m). During 2012, certain forecast commodity sales for which cash flow hedge accounting was used were no longer expected to occur. This resulted in the transfer of a pre-tax gain of $47m from other comprehensive income to the income statement.

Page 93 identifies the amounts that have been transferred from other comprehensive income in respect of transactions completed during the year. These items are reported within the income statement to match against the underlying transaction.

Hedges of net investments in foreign operations

As at 31 December 2013, certain borrowings and currency derivatives have been designated as hedges of the currency risk associated with net investments in foreign operations. The portion of gains or losses on the hedging instruments determined to be an effective hedge are transferred to other comprehensive income to offset the gains or losses arising on the retranslation of net investments in foreign subsidiaries. The pre-tax gain on effective hedging instruments deferred within other comprehensive income as at 31 December 2013 is $529m (2012: $331m). The fair value of financial instruments designated as hedges of net investments in foreign operations outstanding as at 31 December 2013 is $(5,681)m (2012: $(4,885)m).

FINANCIAL ASSETS (EXCLUDING NON-INTEREST BEARING SHORT-TERM RECEIVABLES)

The Group’s financial assets consist of cash and cash equivalents of $6,208m (2012: $4,434m), loans made to joint ventures and associates of $714m (2012: $715m), a finance lease receivable of $172m (2012: $195m), available-for-sale assets of $61m (2012: $58m), other long-term investments of $17m (2012: $nil), receivables due within one year of $640m (2012: $813m) and receivables due after more than one year of $571m (2012: $599m).

The currency and interest rate profile of financial assets is as follows:

The Group	2013				2012
	Fixed rate financial assets $m	Floating rate financial assets $m	Non-interest bearing assets $m	Total $m	Fixed rate financial assets $m	Floating rate financial assets $m	Non-interest bearing assets $m	Total $m
Currency:
Pound Sterling	—	—	361	361	—	6	335	341
US Dollar	231	7,563	34	7,828	254	5,963	2	6,219
Other	—	145	49	194	—	191	63	254

	231	7,708	444	8,383	254	6,160	400	6,814

Within floating rate financial assets, cash and cash equivalents earn interest at the relevant market rates. Periodic interest rate determinations in respect of floating rate loans to joint ventures and associates generally comprise London Interbank Offered Rate (LIBOR) plus or minus an agreed margin. As at 31 December 2013, floating rate receivables and loans to joint ventures and associates had an effective interest rate of between 1.26% and 4.00% (2012: between 1.46% and 4.11%) and are expected to expire between 2015 and 2020 (2012: between 2015 and 2020). The maturity profile of non-interest bearing loans to joint ventures and associates cannot be practicably estimated as repayments are based on the performance of the individual joint venture or associate.

As at 31 December 2013, fixed rate assets expire between 2016 and 2024 (2012: 2016 and 2022) and have effective interest rates of between 6% and 14% (2012: 6% and 14%).

OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following financial assets and financial liabilities are subject to offsetting, enforceable master netting arrangements or similar agreements:

	Amounts offset			Amounts not offset		Net
The Group Financial assets as at 31 December 2013	Gross assets $m	Gross liabilities offset $m	Net presented in the balance sheet $m	Financial instruments $m	Cash collateral received $m	$m
Derivative financial assets	1,198	(492)	706	(48)	(33)	625
Other receivables	76	(76)	—	—	—	—
Trade receivables	864	(314)	550	—	(21)	529

	2,138	(882)	1,256	(48)	(54)	1,154

	Amounts offset			Amounts not offset		Net
The Group Financial liabilities as at 31 December 2013	Gross liabilities $m	Gross assets offset $m	Net presented in the balance sheet $m	Financial instruments $m	Cash collateral paid $m	$m
Derivative financial liabilities	(923)	568	(355)	48	37	(270)
Trade payables	(560)	314	(246)	—	—	(246)

	(1,483)	882	(601)	48	37	(516)

	Amounts offset			Amounts not offset		Net
The Group Financial assets as at 31 December 2012	Gross assets $m	Gross liabilities offset $m	Net presented in the balance sheet $m	Financial instruments $m	Cash collateral received $m	$m
Derivative financial assets	1,070	(427)	643	(210)	(43)	390
Other receivables	172	(172)	—	—	—	—
Trade receivables	862	(401)	461	—	(14)	447

	2,104	(1,000)	1,104	(210)	(57)	837

	Amounts offset			Amounts not offset		Net
The Group Financial liabilities as at 31 December 2012	Gross liabilities $m	Gross assets offset $m	Net presented in the balance sheet $m	Financial instruments $m	Cash collateral paid $m	$m
Derivative financial liabilities	(1,345)	599	(746)	210	157	(379)
Trade payables	(707)	401	(306)	—	—	(306)

	(2,052)	1,000	(1,052)	210	157	(685)

For the financial assets and liabilities subject to enforceable master netting arrangements or similar arrangements above, each agreement between the Group and the counterparty typically requires net settlement of the relevant financial assets and liabilities. In the absence of such a requirement, financial assets and liabilities will be settled on a gross basis, however, each party to the master netting agreement or similar agreement will be required or have the option to settle all such amounts on a net basis in the event of default of the other party. Per the terms of each agreement, an event of default include: failure by a party to make payment when due; failure by a party to perform any obligation required by the agreement (other than payment) if such failure is not remedied within a specified cure period after notice of such failure is given to the party; or bankruptcy.

FAIR VALUES OF OTHER FINANCIAL INSTRUMENTS

The following financial instruments are measured at historic or amortised cost and have fair values that differ from their book values:

The Group	2013		2012
	Book value $m	Fair value $m	Book value $m	Fair value $m
Financial instruments held or issued to finance the Group’s operations:
Long-term borrowings	(17,054)	(18,510)	(14,443)	(15,911)

The fair values of long-term borrowings are within Level 1 ($13,244m) and Level 2 ($5,266m) of the fair value hierarchy and have been estimated based on quoted market prices where available, or by discounting all future cash flows by the relevant market yield curve at the balance sheet date.

THE COMPANY

The Company’s financial instruments are all denominated in Pounds Sterling and consist of short-term receivables of $2,881m (2012: $3,750m), short-term payables of $51m (2012: $40m) and cash and cash equivalents of $nil (2012: $2m). Short-term receivables comprise amounts owed by Group undertakings, of which $2,858m (2012: $3,746m) earns interest at LIBOR minus an agreed margin. The remaining short-term receivables of $23m (2012: $4m) were non-interest bearing. Short-term payables are due within one year and are non-interest bearing. The fair value of the financial instruments approximates book value.

FINANCIAL RISK FACTORS

The principal financial risks arising from financial instruments are commodity price risk, exchange rate risk, interest rate risk and credit and liquidity risk. A description of these principal risks is outlined in the Principal risks and uncertainties section, pages 38 to 43. Additional quantitative information and market sensitivities in relation to certain principal market risks are included in the following sections.

Liquidity risk

The Group limits the amount of borrowings maturing within any specific period and the Group’s financial assets are primarily held as short-term, liquid investments that are readily convertible into known amounts of cash. These measures reduce liquidity risk. The Group proposes to meet its financing commitments from the operating cash flows of the business, existing cash and cash equivalent investments, proceeds from asset disposals and borrowings from a range of sources which are expected to include money and debt capital markets, government lending agencies and existing committed lines of credit. The undiscounted contractual cash flows receivable/(payable) under financial instruments as at the balance sheet date are as follows:

The Group
as at 31 December 2013	Within one year $m	Between one and two years $m	Between two and five years $m	After five years $m	Total $m
Non-derivative financial liabilities
Borrowings	(1,150)	(1,977)	(6,864)	(25,750)	(35,741)
Short-term payables	(1,878)	—	—	—	(1,878)

	(3,028)	(1,977)	(6,864)	(25,750)	(37,619)

Outflows from derivative financial instruments
Currency and interest rate derivatives	(974)	(88)	(78)	(722)	(1,862)
Gross-settled commodity derivatives	(1,232)	(397)	(276)	—	(1,905)
Net-settled commodity derivatives	(49)	(17)	(12)	—	(78)

	(2,255)	(502)	(366)	(722)	(3,845)

Non-derivative financial assets and inflows from derivative financial instruments	12,751	1,478	724	1,675	16,628

Total as at 31 December 2013	7,468	(1,001)	(6,506)	(24,797)	(24,836)

The Group
as at 31 December 2012	Within one year $m	Between one and two years $m	Between two and five years $m	After five years $m	Total $m
Non-derivative financial liabilities
Borrowings	(1,686)	(667)	(3,890)	(27,501)	(33,744)
Short-term payables	(1,599)	—	—	—	(1,599)
Other financial liabilities	—	—	—	(2)	(2)

	(3,285)	(667)	(3,890)	(27,503)	(35,345)

Outflows from derivative financial instruments
Currency and interest rate derivatives	(2,013)	(449)	(196)	(690)	(3,348)
Gross-settled commodity derivatives	(1,185)	(197)	(306)	—	(1,688)
Net-settled commodity derivatives	(149)	(30)	(8)	—	(187)

	(3,347)	(676)	(510)	(690)	(5,223)

Non-derivative financial assets and inflows from derivative financial instruments	11,202	1,708	1,160	1,629	15,699

Total as at 31 December 2012	4,570	365	(3,240)	(26,564)	(24,869)

Credit risk

Credit risk is managed on a Group basis. Credit risk in financial instruments arises from cash and cash equivalents and derivative financial instruments, as well as credit exposures of commercial counterparties including exposures in respect of outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum long-term credit rating of ‘A’ are normally accepted as a counterparty and credit limits are established based primarily on the credit ratings, although other credit assessment factors that determine credit quality, including the external environment, are taken into account when considering the awarding of or maintenance of a limit. Similarly if a commercial counterparty is independently credit rated, the rating is primarily used to determine credit quality and limits, with other relevant assessment factors also considered. lf there is no independent credit rating, credit quality is assessed in accordance with credit policies that take account of the counterparty’s financial position and other similar factors. Exposures are monitored by the relevant Group businesses and at a Group level.

As at 31 December 2013, the Group’s maximum credit risk exposure (after the impact of any netting arrangements) under interest rate related derivatives was $79m (2012: $78m), currency derivatives $491m (2012: $295m) and commodity related derivatives $41m (2012: $43m). The Group’s credit risk exposure under receivables and other financial assets is represented by the book values. The Group considers its portfolio for credit related concentration risks where risks may result from strategic investments, commercial relationships or sales of product in a variety of locations. Mitigation may be considered where appropriate to diversify or reduce risk profile.

As at 31 December 2013, the Group’s receivable balance with Egypt General Petroleum Corporation (EGPC) in respect of domestic gas sales was $1.2bn (2012: $1.3bn), of which $0.5bn (2012: $0.6bn) was overdue. Following an agreement signed with EGPC in 2011, the repayment of this receivable balance is partly secured by cash from LNG exports through Egyptian LNG. Higher than agreed gas volumes continue to be diverted to the Egyptian domestic market, and as a result, the volume of gas available for export has reduced and the effectiveness of this receivable securitisation agreement has diminished. In addition, the Group issued Force Majeure notices under its Egyptian LNG arrangements in January 2014. Despite this, the Group considers that the current receivable balance remains fully recoverable as direct cash payments from EGPC continue to be received and discussions with the Egyptian government to seek other forms of payment security are ongoing. However, the recoverability of the receivable balance depends on the business environment in Egypt, the Group’s continued investment plans and the volume of gas available for export, together with the outcome of ongoing negotiations with EGPC. The Group reviewed the agreement signed with EGPC in 2011 to determine whether the receivable balance should be derecognised and replaced with another asset. As the Group retained the rights to receive cash flows from the asset, and the risks and rewards associated with the asset, it concluded that no derecognition was required.

Market risk

Financial instruments used by the Group that are affected by market risks primarily comprise cash and cash equivalents, borrowings and derivative contracts. The principal market variables that affect the value of these financial instruments are UK and US interest rates, US Dollar to Pound Sterling exchange rates, UK and US gas prices, and Japan Custom-cleared Crude (JCC) and Brent oil prices. The table below illustrates the indicative post-tax effects on the income statement and other comprehensive income of applying reasonably foreseeable market movements to the Group’s financial instruments at the balance sheet date.

The Group	Market movement		Business performance		Disposals, re-measurements and impairments		Other comprehensive income
	2013	2012	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
UK interest rates	+100 basis points	+150 basis points	(18)	(7)	(10)	(17)	(140)	(246)
US interest rates	+100 basis points	+100 basis points	29	19	97	142	203	225
US$/UK£ exchange rates	+20 cents	+20 cents	—	—	(144)	(681)	357	1,019
UK gas prices	+10 pence/therm	+15 pence/therm	—	—	(12)	(123)	—	—
US gas prices	+1 $/mmbtu	+1 $/mmbtu	(14)	(1)	—	62	(2)	(1)
JCC/Brent prices	+10 $/bbl	+10 $/bbl	—	—	(39)	(27)	—	—
The Company
UK interest rates	+ 100 basis points	+150 basis points	22	43	—	—	—	—
The above sensitivity analysis is based on the Group’s financial assets, liabilities and hedge designations as at the balance sheet date and indicates the effect of a reasonable increase in each market variable. The effect of a corresponding decrease in these variables is approximately equal and opposite. The following assumptions have been made:

(i)	the sensitivity includes a full year’s change in interest payable and receivable from floating rate borrowings and investments based on the post-swap amounts and composition as at the balance sheet date;

(ii)	fair value changes from derivative instruments designated as cash flow or net investment hedges are considered fully effective and are recorded in other comprehensive income;

(iii)	fair value changes from derivative instruments designated as fair value hedges are considered fully effective and entirely offset by adjustments to the underlying hedged item; and

(iv)	fair value changes from derivatives not in a hedge relationship are recorded in the income statement.

19.	TRADE AND OTHER PAYABLES

	The Group		The Company
as at 31 December	2013 $m	2012 $m	2013 $m	2012 $m
Amounts falling due within one year
Trade payables	1,459	1,210	—	—
Amounts owed to Group undertakings	—	—	28	40
Amounts owed to joint ventures and associates (see note 23, page 127)	109	88	—	—
Other payables(a)	310	301	23	—
Accruals and deferred income	3,753	3,702	—	—

	5,631	5,301	51	40
Amounts falling due after more than one year
Other payables	—	2	—	—
Accruals and deferred income	150	121	—	—
	150	123	—	—

	5,781	5,424	51	40

(a)	As at 31 December 2013, Group payables include $35m (2012: $26m) relating to share-based payment transactions, of which $15m (2012: $8m) relates to awards that have already vested, and $140m (2012: $135m) relating to amounts provided in 2013 for payments to eligible employees under bonus schemes, including the BG Group Annual Incentive Scheme (AIS).

20.	PROVISIONS FOR OTHER LIABILITIES AND CHARGES

The Group	Decommissioning		Other		Total
	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
As at 1 January	3,767	3,128	415	475	4,182	3,603
Charge for the year	63	—	98	134	161	134
Unwinding of discount	107	95	2	9	109	104
Additions	993	545	—	30	993	575
Change in discount rate	(764)	—	—	—	(764)	—
Disposals	(295)	(46)	—	(30)	(295)	(76)
Currency translation and other adjustments	(134)	82	(2)	—	(136)	82
Amounts used	(75)	(37)	(58)	(203)	(133)	(240)
Unused provisions credited to the income statement	—	—	(2)	—	(2)	—

As at 31 December	3,662	3,767	453	415	4,115	4,182

A brief description of each provision together with estimates of the timing of expenditure is given below.

DECOMMISSIONING COSTS

The estimated cost of decommissioning at the end of the producing lives of fields is reviewed at least annually and engineering estimates and reports are updated periodically. Provision is made for the estimated cost of decommissioning at the balance sheet date, to the extent that current circumstances indicate BG Group will ultimately bear this cost. The payment dates of expected decommissioning costs are uncertain and are based on economic assumptions surrounding the useful economic lives of the fields concerned. Useful economic lives of fields are affected by the estimation of hydrocarbon reserves and resources, which is in turn impacted by available reservoir data, commodity prices and future costs. Payments (on a discounted basis) of $828m (2012: $226m) are currently anticipated within one to five years; $829m (2012: $513m) within six to 10 years; and $2,005m (2012: $3,028m) over 10 years.

OTHER

The balance as at 31 December 2013 includes provisions for onerous contracts of $146m (2012: $149m), field-related payments of $51m (2012: $53m), insurance costs of $67m (2012: $52m) and costs associated with acquisitions, disposals and restructuring of $112m (2012: $122m). The payment dates are uncertain, but are expected to be between 2014 and 2018 (2012: 2013 and 2018).

21.	CALLED UP SHARE CAPITAL

	Number of shares
as at 31 December	2013 m	2012 m	2013 $m	2012 $m
Issued and fully paid up
Equity:
Ordinary shares of 10p each	3,619	3,614	579	578

For information on the rights and restrictions applying to the Company’s shares see page 80.

During the year, the Company allotted 4.38m ordinary shares of 10p each (2012: 3.44m ordinary shares) with an aggregate nominal value of $689,768 (2012: $543,363) in connection with exercises of share options issued under the Company Share Option Scheme (CSOS) and the Sharesave Plan. The consideration received on these allotments amounted to $45m (2012: $36m).

At 31 December 2013, the Company held 212.7m (2012: 215.2m) of its own shares. The market value of these shares as at 31 December 2013 was $4,572m (2012: $3,544m). The Company made the following transactions in respect of its own shares:

(i)	During 2013, the Company purchased 0.7m (2012: 0.7m) of its own ordinary shares for the Long-Term Incentive Plan (LTIP). The shares purchased, for aggregate consideration of $13m (2012: $16m) including transaction costs, had a nominal value of $105,838 (2012: $103,910) and represented less than 0.1% (2012: less than 0.1%) of the called up share capital at 31 December 2013.

(ii)	During 2013, the Company transferred 3.2m (2012: 2.4m) of its ordinary shares to eligible employees in accordance with the terms of the Share Incentive Plan, the LTIP and Global Partnership Plan. The shares transferred had a nominal value of $496,056 (2012: $378,561) and represented approximately 0.1% (2012: 0.1%) of the called up share capital at 31 December 2013. The cost of shares transferred was $43m (2012: $38m).

(iii)	The maximum number of shares held during the year was 215.5m ordinary shares (2012: 217.3m), representing approximately 6.0% (2012: 6.0%) of the called up share capital at 31 December 2013, and having a nominal value of $32,722,390 (2012: $34,719,201).

22.	COMMITMENTS AND CONTINGENCIES

A)	CAPITAL EXPENDITURE

As at 31 December 2013, the Group had contractual commitments for future capital expenditure amounting to $6,235m (2012: $8,807m) of which $5,770m related to acquisition of property, plant and equipment (2012: $8,268m) and $465m related to intangible exploration assets (2012: $539m). As at 31 December 2013, BG Group’s joint ventures and associates had placed contracts for capital expenditure, BG Group’s share of which amounted to $2,272m (2012: $5,647m).

Included in the amount for contractual commitments for future capital expenditure is $1,921m (2012: $2,181m) relating to commitments under operating leases split between amounts due within one year $970m (2012: $1,050m), and amounts due between one and five years $951m (2012: $1,131m).

As at 31 December 2013, the contractual commitments for future capital expenditure related to the Company were $nil (2012: $nil).

B)	DECOMMISSIONING COSTS ON DISPOSED ASSETS

BG Group has contingent liabilities in respect of the future decommissioning costs of gas and oil assets disposed of to third parties should they fail to meet their remediation obligations. The amounts of future costs associated with these contingent liabilities could be significant. The Group has obtained indemnities and/or letters of credit against the estimated amount of certain of these potential liabilities.

C)	FUTURE EXPLORATION AND DEVELOPMENT COSTS

As at 31 December 2013, certain petroleum licences and contractual agreements in which BG Group has an interest contained outstanding obligations to incur exploration and development expenditure, some of which were firm commitments and others contingent. The uncontracted cost attributable to the Group in respect of these firm commitments is estimated to be $806m (2012: $858m).

D)	LEASE COMMITMENTS

Commitments under operating leases to be expensed to the income statement as at 31 December were as follows:

The Group	Land and buildings		Vessels and other		FPSOs		Total
	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m	2013 $m	2012 $m
Amounts due:
Within one year	77	90	552	371	239	140	868	601
Between one and five years	208	256	2,676	1,749	2,494	1,239	5,378	3,244
After five years	264	297	2,829	1,300	10,276	2,509	13,369	4,106
	549	643	6,057	3,420	13,009	3,888	19,615	7,951

Certain expenditure under operating leases is recovered from third parties under partnership agreements and is excluded from the table above.

The Group sub-leases a building at the Lake Charles LNG facility to third parties. Total future minimum lease rentals receivable by the Group under this lease were $5m as at 31 December 2013 (2012: $2m).

Included within vessels and other are operating leases over LNG ships and oil tankers. As at 31 December 2013, the Group has no sub-leases of its vessels to third parties (2012: one vessel).

The last of the leases, in respect of an FPSO, expires in 2036. (2012: expires in 2031).

As at 31 December 2013, the Company had $nil commitments under operating leases (2012: $nil).

E)	LEGAL PROCEEDINGS

Italian criminal charges were brought in 2008 against certain current and former employees and consultants of BG Group in connection with allegations of improper conduct associated with the authorisation process for the planned Brindisi LNG S.p.A regasification terminal. BG Italia S.p.A. (BG ltalia), a wholly owned subsidiary of BG Group, was also charged under Italian Legislative Decree No.231/2001, an Italian anti-corruption statute. All charges have been declared time barred, including those against a former director previously convicted of abusive land occupation.

A civil claim, brought by the Region of Puglia against BG Italia within the framework of the criminal case, remains outstanding. The claim was rejected by the Brindisi court in April 2012 and the Puglia Region appealed. Appeals in relation to this case and the above criminal cases are due to be heard on 5 May 2014. Various civil proceedings relating to the Brindisi LNG regasification terminal remain outstanding, for example relating to the consent process. However, in December 2012 the Board of BG Group decided in any event not to pursue the Brindisi LNG regasification terminal project.

Two separate tax deficiency notices have been issued against Petrobras (in December 2009) based on alleged irregularities in connection with the import of equipment and rigs on behalf of the BM-S-9 consortium (Petrobras (45%-Operator), BG E&P Brasil (30%) and Repsol Sinopec Brasil (25%)). BG Group’s potential liability arises from indemnity provisions in favour of Petrobras, as set out in the Joint Operating Agreement. The first tax deficiency notice was issued due to the São Paulo State Tax Authority’s allegation that Petrobras cannot enjoy lower tax rates in the importation of the Stena Drillmax rig because the rig was not disembarked and cleared in a São Paulo state port. Petrobras challenged this decision through the administrative courts but the appeal was rejected. Petrobras filed a lawsuit before the judicial branch and, in October 2011, the first instance court declared that the São Paulo State Tax Authority was not competent to decide unilaterally where customs clearance takes place or to consider if the Consortium would be entitled to the special tax treatment. In February 2014, the second instance court dismissed the São Paulo State Tax Authority’s appeal against this ruling. These rulings were positive decisions for the Consortium. The São Paulo State Tax Authority may appeal the judicial decision to the Brazilian Superior Court of Justice. A final decision is expected within one to three years depending on whether there are any further appeals.

The second tax deficiency notice was issued by the São Paulo Tax Authority reflecting their view that Petrobras should have recorded transfers of goods to and from a rig by issuing invoices (for the purposes of allowing authorities to monitor taxable transactions) as if the offshore rig and the onshore base were two distinct branches of Petrobras. As such, the authorities claim that transfers of goods to and from the Petrobras-affiliated ‘branches’ should attract a transfer tax (equivalent to VAT).

Petrobras challenged this deficiency notice before the administrative courts and, on 23 March 2010, an unfavourable decision was issued. This decision has been appealed by Petrobras, the outcome of which may be received by the end of 2014. If the appeal by Petrobras is rejected, it is anticipated that judicial proceedings will be brought in a manner similar to the first tax deficiency notice referred to above. It is expected that this matter may take up to five years to be resolved.

It is not practicable at this time to estimate the financial effects (other than for the tax deficiency notices), indicate the uncertainties relating to the amounts or timing of any economic inflows or outflows nor the possibility of any reimbursements in relation to the outstanding legal proceedings detailed above. An amount for the tax deficiency notices has been included within the contingency liabilities amount in subsection (F) below.

The Company and its subsidiaries are, or may from time to time be, in connection with current or past operations, involved in a number of legal or arbitration proceedings, including, for example, claims, suits, actions, investigations and/or inquiries relating to commercial, tax, environmental or other matters, with third parties or governmental or regulatory authorities. While the outcome of some of these matters cannot readily be foreseen, it is currently considered that they will be resolved without material effect on the net asset position as set out in these Financial statements.

F)	CONTINGENT LIABILITIES

The amount of contingent liabilities as at 31 December 2013 (mainly the provision of guarantees, indemnities, contingent decommissioning obligations or warranties to third parties and various legal or arbitration proceedings in connection with the current and prior operations of the Group) amounted to $7,144m (2012: $5,037m), of which $242m (2012: $194m) related to the Company. BG Group’s share of other contingencies in respect of its joint ventures and associates amounted to $nil (2012: $nil).

23.	RELATED PARTY TRANSACTIONS

In the normal course of business BG Group provides goods and services to, and receives goods and services from, its joint ventures and associates.

The Group received and incurred the following income and charges from its joint ventures and associates:

for the year ended 31 December	2013		2012
	Income $m	Charges $m	Income $m	Charges $m
LNG cargo purchases, sales and other related costs	108	(717)	123	(876)
Shipping, transportation costs and other related costs	90	(113)	97	(130)
E&P operating costs	—	(149)	—	—

	198	(979)	220	(1,006)

BG Group provides certain guarantees in respect of its obligations to its joint ventures and associates, and its share of obligations undertaken by its joint ventures and associates, in the normal course of business.

As at 31 December 2013, a debtor balance of $69m (2012: $45m) (see note 15, page 114) and a creditor balance of $109m (2012: $88m) (see note 19, page 123) were outstanding with these parties.

In addition, BG Group provides financing to some of these parties by way of loans. As at 31 December 2013, loans of $714m (2012: $715m) were due from joint ventures and associates. These loans are accounted for as part of BG Group’s investment in joint ventures and associates and disclosed in note 13, page 113. Interest of $10m (2012: $18m) was charged on these loans during the year at interest rates of between 1.26% and 4.06% (2012: 1.40% and 4.33%). The maximum debt outstanding during the year was $715m (2012: $1,467m).

BG Group has a finance lease arrangement with a joint venture company. As at 31 December 2013, the obligation was $135m (2012: $140m). Interest of $9m (2012: $9m) was paid during the year in respect of this lease. The lease expires in 2027.

BG Group has operating lease arrangements with associate companies in respect of FPSOs. As at 31 December 2013, the obligation was $11,520m (2012: $2,875m). Charges paid during the year in respect of these leases are presented as E&P operating costs in the table above. The last of these leases expires in 2036.

William Backhouse, the son of Peter Backhouse, a Non-Executive Director, is employed by BG International Limited, a wholly owned subsidiary of BG Group plc. Peter Backhouse is regarded as interested in the contract of employment by virtue of his relationship with William Backhouse. The terms and conditions of William Backhouse’s employment are consistent with others employed in a similar role.

As at 31 December 2013, a debtor balance of $2,881m (2012: $3,750m) (see note 15, page 114) and a creditor balance of $51m (2012: $40m) (see note 19, page 123) were outstanding between BG Group plc and other Group undertakings.

BG Group plc grants equity instruments to subsidiaries’ employees in respect of equity-settled employee share schemes. In 2013, the fair value of equity instruments granted under these schemes and charged to the income statement was $74m (2012: $74m).

24.	PENSIONS AND POST-RETIREMENT BENEFITS

In the year ended 31 December 2013, a number of the Group’s UK employees participated in the BG Pension Scheme (BGPS), a defined benefit registered pension plan established under trust. The Trustee is BG

Group Pension Trustees Limited. The BGPS is funded to cover future pension liabilities in respect of service up to the balance sheet date. It is subject to an independent valuation at least every three years, on the basis of which the independent qualified actuary certifies the rate of employers’ contributions that, together with the specified contributions payable by the employees and returns on the BGPS’s assets, are expected to be sufficient to fund the benefits payable.

For the year ended 31 December 2013, the employers’ contribution rate in respect of most BGPS members was effectively 35.2% of pensionable pay (excluding plan expenses which were met directly by the Company). In addition, 3% of pensionable pay was contributed by most members either directly or by the Group via a salary sacrifice arrangement.

In common with all workplace pension schemes in the UK, the BGPS is subject to regulation by The Pensions Regulator. The Trustee is responsible for overall management and governance of the BGPS, including compliance with all applicable legislation and regulations. The Trustee also has responsibility for investment of the BGPS’s assets, following consultation with the Group.

The BGPS closed to future accrual of benefits on 31 December 2013 and all active members became deferred pensioners with pensions calculated based on salaries up until the point of closure for such active members. These deferred pensions are generally revalued in line with movements in the Retail Prices Index. Certain benefits relating to individual transfers-in and purchases of additional pensionable service by employees retain a link to pensionable salary post-closure. The closure of the scheme to future accruals resulted in a curtailment gain of $154m, recognised in the income statement (see note 4, page 105).

The last full independent actuarial valuation of the BGPS for funding purposes showed that the aggregate market value of the plan assets at 31 March 2011 was £865m, representing 79% of the accrued liabilities. The latest annual actuarial report showed an updated funding level of 70% at 31 March 2013. The next full funding valuation will be performed with an effective date of 31 March 2014. The Group made annual payments of £27m in 2011, 2012 and 2013 in order to address the plan’s deficit. As part of the funding agreement in respect of the 2011 actuarial valuation and the closure of the BGPS to future accrual of benefits, the Group and the Trustee have established a Pension Funding Partnership (PFP), to address the deficit and to provide greater security to the Trustee.

In December 2013, the Group acquired an interest in the PFP for £110m. It also contributed £350m to the BGPS and the Trustee used this to purchase its interest in the PFP. The PFP has an interest in loans secured on four of the Group’s LNG ships, the proceeds from which the PFP will use to make annual distributions of £33m to the BGPS for 15 years and to pay a capital sum in 2028 of £172m which will be used, if necessary, to fund any deficit in the BGPS at that time, measured on a ‘self-sufficiency’ funding basis. The Group has taken advantage of the exemption conferred by Regulation 7 of the Partnerships (Accounts) Regulations 2008 and has, therefore, not appended the accounts of this qualifying partnership to these financial statements. Separate accounts for the PFP are not required to be, and have not been, filed at Companies House.

For scheme funding purposes, the Trustee’s interest in the PFP is treated as an asset which reduces the BGPS actuarial funding deficit. However, the PFP is not a plan asset under IAS 19 for the purposes of the Group’s consolidated financial statements and therefore does not reduce the deficit on an IAS 19 accounting basis.

The Group is exposed to a number of risks relating to the BGPS. For example, additional contributions may be required if the life expectancy of the members increases or if investments underperform, compared with the assumptions adopted.

The BGPS holds a diversified investment portfolio (see table on page 130), primarily comprising quoted investments, spread across four investment managers. The portfolio remains weighted towards growth assets, but the Trustee increased the benchmark allocation to corporate bonds and index-linked gilts from 15% to 40% during the year to increase the asset-liability matching characteristics of the portfolio. As at 31 December 2013, the BGPS held unquoted assets valued at $3m (2012: $4m) through its absolute return investment in the Lansdowne Developed Markets Fund.

The BG Supplementary Benefits Scheme (BGSBS) provides benefits broadly in excess of the ‘lifetime allowance’. This defined benefit plan is an unfunded, non-registered arrangement. The BGSBS was closed to future accrual of benefits on 31 December 2013, the same date as benefit accrual ceased in the BGPS.

As a result of the closure of the BGPS and the BGSBS, employees who participated in these schemes, in common with new UK employees from April 2007, have been offered membership of a defined contribution stakeholder pension plan, the BG Group Retirement Benefits Plan (BGRBP). Life assurance and income protection benefits are also provided under separate plans; these benefits are fully insured. The Group contributes a flat rate percentage of salary to the BGRBP and members may choose to increase this at their own cost, either directly or via salary sacrifice, or, subject to minimum contributions to ensure compliance with UK pensions automatic enrolment legislation, to reduce it in exchange for a taxable cash allowance. A wide range of funds is available from which members may choose how the contributions will be invested. The cost of the BGRBP and the related life assurance and income protection benefits has been included in the amounts recognised in the consolidated income statement.

The Group has a small number of defined benefit plans outside the UK which are not material in Group terms.

Independent actuaries reported on the financial position of the BGPS and the BGSBS as at 31 December 2013 in accordance with the requirements of IAS 19. The fair value of plan assets, the present value of plan liabilities and the net balance sheet liability were as follows:

as at 31 December	2013 $m	2012 $m
Fair value of plan assets	1,927	1,598
Present value of liabilities	(2,095)	(1,886)

Net balance sheet liability	(168)	(288)

NET DEFINED BENEFIT LIABILITY

Movements in the net defined benefit liability during the period were as follows:

	2013 $m	2012 $m
Reconciliation of net defined benefit liability
Net defined benefit liability as at 1 January	(288)	(436)
Movement in year:
Current service cost	(63)	(68)
Net interest on defined benefit liability	(11)	(23)
Employer contributions	96	103
Re-measurement effects recognised in other comprehensive income	(48)	31
Curtailment gain	154	—
Settlement	—	108
Currency translation adjustments	(8)	(3)

Net defined benefit liability as at 31 December	(168)	(288)

DEFINED BENEFIT OBLIGATION

Movements in the present value of the Defined Benefit Obligation (DBO) during the period were as follows:

	2013 $m	2012 $m
Reconciliation of the present value of the DBO
Present value of the DBO as at 1 January	1,886	1,725
Movement in year:
Current service cost	63	68
Interest cost	83	90
Employee contributions	1	1
Benefit payments	(45)	(43)
Actuarial gain due to experience adjustments	(4)	(23)
Actuarial loss due to changes in financial assumptions	210	106
Curtailment gain	(154)	—
Settlement	—	(108)
Currency translation adjustments	55	70

Present value of the DBO as at 31 December	2,095	1,886

As at 31 December 2013, $2,021m of the DBO relates to the funded BGPS (2012: $1,816m) and $74m relates to the unfunded BGSBS (2012: $70m).

The weighted average duration of the DBO as at 31 December 2013 is 22 years. As at 31 December 2013, $1,530m of the DBO relates to deferred pensioners and $565m relates to pensions in payment.

The valuations as at 31 December were based on the following assumptions:

	2013%	2012%
Rate of price inflation and benefit increases(a)	3.4	3.0
Future increases in earnings(b)	4.4	4.0

Discount rate	4.5	4.6

(a)	Rate of increase of deferred pensions and pensions in payment in excess of any Guaranteed Minimum Pension element.
(b)	Due to the closure of the BGPS to future accrual of benefits on 31 December 2013 the future increase in earnings is no longer considered a significant assumption.

The assumptions set out in the table above are those applicable to the currency in which the liabilities of each plan are denominated. In the case of the BGPS and BGSBS this is Pounds Sterling.

If the discount rate used for the valuation of the BGPS and BGSBS was reduced by 0.1% to 4.4%, the DBO would increase by $44m. A 0.1% increase in the inflation rate would have a similar impact on the DBO.

In determining the DBO as at 31 December 2013, mortality assumptions are based on the ‘Self Administered Pension Schemes’ (SAPS) S1 series (light) tables with a 105% multiplier issued by the Institute and Faculty of Actuaries, appropriate to each member’s year of birth, with an allowance for projected longevity improvements in line with the CMI’s ‘core projection’ model (2010 version), with a long-term rate of improvement of the projected mortality rates of 1% per annum. Based on these assumptions, the life expectancies of pensioners on the measurement date and also of pensioners in 10 years time are as follows:

	Life expectancy of pensioners (years)
as at 31 December	2013		2012
	2013	2023	2012	2022
Male age 60	28.3	29.0	28.2	29.0
Male age 65	23.6	24.2	23.5	24.2
Female age 60	29.4	30.2	29.3	30.1

Female age 65	24.6	25.4	24.6	25.3

If the life expectancy of a member currently age 60 was increased by one year, with consistent changes for members at other ages, the DBO in respect of the BGPS and BGSBS would increase by $54m.

PLAN ASSETS

Movements in the fair value of plan assets during the period were as follows:

	2013 $m	2012 $m
Reconciliation of the fair value of plan assets
Fair value of plan assets as at 1 January	1,598	1,289
Movement in year:
Interest income on plan assets	72	67
Company contributions	96	103
Employee contributions	1	1
Benefit repayments	(45)	(43)
Return on plan assets excluding amounts included in interest income	158	114
Currency translation adjustments	47	67

Fair value of plan assets as at 31 December	1,927	1,598

As at 31 December, the fair value of plan assets was as follows:

	2013		2012
	Percentage of plan assets %	Value $m	Percentage of plan assets %	Value $m
Equities(a)	38	733	61	982
Absolute return strategies	16	305	16	254
Index-linked gilts	29	551	5	80
Corporate bonds	10	196	12	186
Property funds	7	131	6	91
Money market funds and cash	—	11	—	5

Fair value of plan assets		1,927		1,598

(a)	Equities are invested across a globally diversified range of funds which track benchmark general industry indices in each market.

INCOME STATEMENT

The following amounts have been recognised in the consolidated income statement in the year to 31 December:

	2013 $m	2012 $m
Amounts recognised in the consolidated income statement
Operating costs:
Current service cost	63	68
Curtailment gain	(154)	—
Costs in respect of defined contribution plans	60	56
Total (credit)/charge to operating costs	(31)	124
Net finance costs:
Interest on the net defined benefit liability	11	14
Total charge to finance costs	11	14
Costs in respect of defined contribution plans in discontinued operations	1	1
Interest on plan liabilities from discontinued operations	—	9
Total (credit)/charge included within employee costs	(19)	148

25.	NOTES TO THE CASH FLOW STATEMENTS

CASH GENERATED BY OPERATIONS

	The Group		The Company
for the year ended 31 December	2013 $m	2012 $m	2013 $m	2012 $m
Profit/(loss) before taxation(a)	4,147	7,927	(3)	18
Finance income	(170)	(245)	(17)	(45)
Finance costs	284	431	—	—
Share of post-tax results from joint ventures and associates	(335)	(311)	—	—
Operating profit/(loss)	3,926	7,802	(20)	(27)
Depreciation of property, plant and equipment	2,946	2,525	—	—
Amortisation of other intangible assets	9	68	—	—
Share-based payments	74	73	11	13
Fair value movements in commodity-based contracts	(98)	(241)	—	—
Profits and losses on disposal of non-current assets and impairments(b)	3,576	499	—	—
Unsuccessful exploration expenditure written off	394	339	—	—
Decrease in provisions for liabilities and retirement benefit obligations	(129)	(174)	—	—
Movements in working capital:
Increase in inventories	(29)	(38)	—	—
Increase in trade and other receivables	(618)	(60)	—	—
Increase/(decrease) in trade and other payables	234	(78)	—	—

Cash generated by operations	10,285	10,715	(9)	(14)

(a)	Profit before taxation from discontinued operations was $258m (2012: $1,582m).
(b)	Profits and losses on disposal of non-current assets and impairments include a profit from discontinued operations of $241m (2012: $1,152m profit).

The cash flows above are inclusive of discontinued operations (see note 7, page 108).

26.	PRINCIPAL SUBSIDIARY UNDERTAKINGS, JOINT VENTURES AND ASSOCIATES

The principal subsidiary undertakings, joint ventures and associates listed are those that in the opinion of the Directors principally affect the figures shown in the Financial statements. A full list of subsidiary undertakings, joint ventures and associates is included in the Annual Return of BG Group plc filed with the Registrar of Companies.

PRINCIPAL SUBSIDIARY UNDERTAKINGS

as at December 2013	Country of incorporation	Location of operation	Activity
BG International (AUS) Limited Partnership	Australia	Australia	Exploration and production
QCLNG Train 2 Pty Limited	Australia	Australia	LNG manufacture
QCLNG Common Facilities Company Pty Limited	Australia	Australia	LNG manufacture
QGC (Infrastructure) Pty Limited	Australia	Australia	Exploration and production
QGC Pty Limited (QGC)	Australia	Australia	Exploration and production
QGC Train 1 Pty Limited	Australia	Australia	LNG manufacture
BG E&P Brasil Ltda.	Brazil	Brazil	Exploration and production
BG Bolivia Corporation	Cayman Islands	Bolivia	Exploration and production
BG Exploration and Production India Limited	Cayman Islands	India	Exploration and production
BG Egypt S.A.	Cayman Islands	Egypt	Exploration and production
BG Delta Limited	England and Wales	Egypt	Exploration and production
BG Rosetta Limited	England and Wales	Egypt	Exploration and production
BG CATS Limited	England and Wales	UK	Exploration and production
BG Energy Capital plc	England and Wales	UK	Financing company
BG Energy Holding Limited(a)	England and Wales	UK	Group holding company
BG Gas Marketing Limited	England and Wales	UK(b)	LNG marketing
BG Hasdrubal Limited	England and Wales	Tunisia	Exploration and production
BG International Limited	England and Wales	UK(b)	Holding company/ Exploration and production
BG International (CNS) Limited	England and Wales	UK	Exploration and production
BG International (NSW) Limited	England and Wales	UK	Exploration and production
BG Karachaganak Limited	England and Wales	Kazakhstan	Holding company/ Exploration and production
BG North Sea Holdings Limited	England and Wales	UK	Holding company/ Exploration and production
BG Trinidad and Tobago Limited	England and Wales	Trinidad and Tobago	Exploration and production
BG Tunisia Limited	England and Wales	Tunisia	Exploration and production
Methane Services Limited	England and Wales	UK(b)	LNG shipping
BG Norge Limited	England and Wales	UK and Norway	Exploration and production
BG Tanzania Limited	England and Wales	Tanzania	Exploration and production
BG Asia Pacific Pte. Limited	Singapore	Singapore(b)	Exploration and production
BG Energy Finance, Inc.	USA	USA	Financing company
BG Energy Merchants, LLC	USA	USA	Gas marketing
BG LNG Services, LLC	USA	USA	LNG regasification
BG LNG Trading, LLC	USA	UK(b)	LNG marketing
BG Production Company (PA), LLC	USA	USA	Exploration and production
BG US Production Company, LLC	USA	USA	Exploration and production

(a)	Shares are held by the Company; others are held by subsidiary undertakings.
(b)	This is the primary country of operation; however, the company also operates across several other countries.

All the above are wholly owned.

JOINT VENTURES AND ASSOCIATES

as at 31 December 2013	Country of incorporation and location of operation	Activity	Issued share capital	Group holding %
Joint ventures(a)
Dragon LNG Group Limited	England and Wales	LNG regasification	10,000 shares of £0.01	50.0
Mahanagar Gas Limited	India	Gas distribution	89,341,600 shares of Rupees 10	49.8

Associates
El Behera Natural Gas Liquefaction Company S.A.E.	Egypt	LNG manufacture	30,000 shares of $100	35.5
Idku Natural Gas Liquefaction Company S.A.E.	Egypt	LNG manufacture	30,000 shares of $100	38.0
Guará B.V.	Netherlands(b)	Leasing	18,000 shares of €1	30.0
Tupi B.V.	Netherlands(b)	Leasing	18,000 shares of €1	25.0
Atlantic LNG Company of Trinidad and Tobago	Trinidad and Tobago	LNG manufacture	243,851 shares of $1,000	26.0
Atlantic LNG 2/3 Company of Trinidad and Tobago Unlimited	Trinidad and Tobago	LNG manufacture	139,253 shares of $1,000	32.5
Atlantic LNG 4 Company of Trinidad and Tobago Unlimited	Trinidad and Tobago	LNG manufacture	222,686 shares of $1,000	28.9

(a)	Joint ventures are jointly controlled entities where strategic and operating decisions require unanimous consent of the parties sharing control.
(b)	Guará B.V. and Tupi B.V. are incorporated in the Netherlands and operate in Brazil.

HISTORICAL FINANCIAL INFORMATION RELATING TO THE BG GROUP FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2012

SECTION A

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF BG GROUP PLC

We have audited the Financial Statements of BG Group plc for the year ended 31 December 2012 which comprise the Consolidated income statement, the Consolidated statement of comprehensive income, the Group and parent Company Balance sheets, the Group and parent Company Statements of changes in equity, the Group and parent Company Cash flow statements, the Principal accounting policies and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union and, as regards the parent Company Financial Statements, as applied in accordance with the provisions of the Companies Act 2006.

Respective responsibilities of directors and auditors

As explained more fully in the Statement of Directors’ responsibilities for preparing the Financial Statements set out on pages 78 to 79, the Directors are responsible for the preparation of the Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the Financial Statements sufficient to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Financial Statements. In addition, we read all the financial and non-financial information in the Annual Report and Accounts 2012 to identify material inconsistencies with the audited Financial Statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:

•	the Financial Statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 December 2012 and of the Group’s profit and Group’s and parent Company’s cash flows for the year then ended;

•	the Group Financial Statements have been properly prepared in accordance with IFRS as adopted by the European Union;

•	the parent Company Financial Statements have been properly prepared in accordance with IFRS as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and

•	the Financial Statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group Financial Statements, Article 4 of the IAS Regulation.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

•	the part of the Remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•	the information given in the Directors’ report for the financial year for which the Financial Statements are prepared is consistent with the Financial Statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent Company Financial Statements and the part of the Remuneration report to be audited are not in agreement with the accounting records and returns; or

•	certain disclosures of Directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•	the Directors’ statement, set out on page 78, in relation to going concern;

•	the parts of the Corporate Governance section of the Directors’ report relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review; and

•	certain elements of the report to shareholders by the Board on Directors’ remuneration.

Mark King (Senior Statutory Auditor)

for and on behalf of

PricewaterhouseCoopers LLP

Chartered Accountants

and Statutory Auditors

London

20 March 2013

SECTION B

PRINCIPAL ACCOUNTING POLICIES

Basis of preparation

The Financial Statements for the year ended 31 December 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS), and IFRS Interpretations Committee interpretations (IFRIC) as adopted by the European Union. In addition, the Financial Statements have been prepared in accordance with those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The Financial Statements have been prepared primarily using historical cost principles except that, as disclosed in the accounting policies below, certain items, including derivatives, are measured at fair value.

Basis of consolidation

The Financial Statements comprise a consolidation of the accounts of the Company and its subsidiary undertakings and incorporate the results of its share of jointly controlled entities and associates using the equity method of accounting. All inter-company transactions are eliminated on consolidation. Consistent accounting policies have been used to prepare the consolidated Financial Statements.

Most of BG Group’s exploration and production (E&P) activity is conducted through jointly controlled operations. The Group accounts for its own share of the assets, liabilities and cash flows associated with these jointly controlled operations using the proportional consolidation method.

The results of undertakings acquired or disposed of are consolidated from or to the date when control passes to or from the Company. For the Company Financial Statements only, investments in subsidiary undertakings are stated at cost less any provision for impairment.

Presentation of results

BG Group presents its results in the income statement to separately identify the contribution of disposals, certain re-measurements, impairments and certain other exceptional items in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group’s ongoing business; see note 1, page 93 and note 9, page 103.

In the fourth quarter, the Group completed the sale of its interest in Comgás in Brazil and the disposal of BG Italia Power (BGIP) and reached agreement to sell its interest in Gujarat Gas Company Limited (GGCL) in India. Together, Comgás, BGIP and GGCL represented the majority of the Group’s Transmission & Distribution (T&D) business segment and as a result of these transactions, these businesses, together with certain other assets in the T&D segment, have been treated as discontinued operations for the year ended 31 December 2012. The remaining T&D businesses, primarily Mahanagar Gas in India, have been allocated to the Other segment. A single amount is presented on the income statement for discontinued operations, comprising the post-tax results of these businesses and any post-tax profit or loss recognised on re-measurement to fair value less costs to sell and on disposal of the businesses. Comparative information has also been restated to reflect the presentation of discontinued operations as a separate line item. See note 1, page 93 and note 7 page 102.

Additionally, the Group’s remaining business segments have been reviewed. Previously, exploration and production operations have been reported in the E&P segment and liquefaction operations in the LNG segment. The Group’s operations are integrated across all parts of the gas chain, particularly in Australia, Egypt and Trinidad and Tobago, which comprise exploration, production and liquefaction operations, and therefore the liquefaction businesses have been combined with the previous E&P segment to form the ‘Upstream’ segment. The remaining businesses comprising the LNG segment, including the Group’s interests in regasification plants, have been renamed ‘LNG Shipping & Marketing’.

Significant accounting judgements and estimates

The preparation of Financial Statements in conformity with IFRS requires management to make judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the Financial Statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates. BG Group believes that the accounting policies associated with exploration expenditure, depreciation, decommissioning, impairments and tax are the policies where changes in estimates and assumptions could have a significant impact on the Financial Statements.

Reserves, impairment and depreciation

One factor that affects the calculation of depreciation and impairment in particular is the estimation of hydrocarbon reserves and resources. BG Group’s estimates of reserves and resources of gas and oil are reviewed and, where appropriate, updated quarterly. They are also subject to periodic review by external petroleum engineers. A number of factors impact on the amount of gas and oil reserves and resources, including the available reservoir data, commodity prices and future costs, and the amount is subject to periodic revision as these factors change.

BG Group uses a range of short and long-term assumptions to determine the net present value of future cash flows for use in impairment reviews unless short-term market assumptions are more appropriate to the asset under review. Particular assumptions that impact the calculations are commodity prices, reserves estimates, exchange rates, discount rates and the value of risked exploration acreage. Pages 32 to 37 include further detail in relation to commodity prices, reserves estimates and exchange rates.

In 2012, a weaker outlook for US natural gas prices led to some of the Group’s reserves being no longer deemed economic, which led to a downgrade of reserves and a $1.3 billion post-tax impairment on certain US shale gas assets. A decline in the Group’s reserves and an increase in receivables relating to the West Delta Deep Marine field in Egypt, and revisions to the Group’s expected investment in QCLNG in Australia constituted impairment triggers during 2012, however, following testing, no impairments were required.

BG Group estimates that a 1% change throughout 2012 in the estimation of proved, proved developed and proved plus probable reserves associated with producing fields would have changed the 2012 depreciation charge by $22 million.

Exploration expenditure

Expenditure on unproved gas and oil reserves within intangible assets is reviewed at least annually to confirm the Group’s continued right and intent to explore, develop or otherwise realise value from these assets. As at 31 December 2012, BG Group held a balance of $4,344 million (2011: $4,382 million) relating to expenditure on unproved gas and oil reserves within intangible assets. Capitalised exploratory well costs included within this total amounted to $2,891 million (2011: $2,630 million). Unsuccessful exploration expenditure written off to the income statement in 2012 was $319 million (2011: $293 million). Capitalised exploratory well costs relate to areas where further work is being undertaken on geological and geophysical assessment, development design and commercial arrangements.

Decommissioning costs

The recognition and measurement of decommissioning provisions involves the use of estimates and assumptions. These include: the existence of a legal or constructive obligation to decommission, based on current legislation, contractual or regulatory requirements or best practice; the risk-free discount rate used to determine the net present value of the liability; the estimated cost of decommissioning based on internal and external engineering estimates and reports; and the payment dates of expected decommissioning costs which are uncertain and are based on economic assumptions surrounding the useful economic lives of the fields concerned. Actual costs could differ from estimated costs due to changes in legislation, regulations, technology, price levels and the expected date of decommissioning.

On the basis that all other assumptions in the calculation remain the same, a 10% change in the cost estimates used to assess the final decommissioning obligations would result in a change to the decommissioning provision of $377 million as at 31 December 2012. This change would be principally offset by a change in the value of the associated asset, resulting in no material change to the consolidated net assets. The impact on 2013 profit of such a change is estimated to be $50 million (pre-tax), comprising a $39 million change in the depreciation charge and a $11 million change in the unwinding of the provision charge.

Current and deferred income tax

BG Group is subject to income taxes in numerous jurisdictions. There are transactions and calculations for which the ultimate tax determination is uncertain. The Group periodically evaluates situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate based on amounts expected to be paid to the tax authorities.

Deferred tax assets are recognised for deductible temporary differences, unutilised tax losses and unused tax credits to the extent that realisation of the related tax benefit through future taxable income is probable. To determine the future taxable income, reference is made to the latest available profit forecasts. This requires assumptions regarding future profitability and is therefore inherently uncertain.

Significant items where the Group has relied on estimates of future taxable income include a deferred tax asset in respect of the US tax group amounting to $520 million (2011: $3 million).

Significant accounting policies

Exploration expenditure

BG Group uses the ‘successful efforts’ method of accounting for exploration expenditure.

Exploration expenditure, including licence acquisition costs, is capitalised as an intangible asset when incurred and certain expenditure, such as geological and geophysical exploration costs, is expensed. A review of each licence or field is carried out, at least annually, to ascertain whether commercial reserves have been discovered. When proved reserves are determined, the relevant expenditure, including licence acquisition costs, is transferred to property, plant and equipment. Relevant exploration expenditure associated with unconventional activities, including coal seam and shale gas, is transferred to property, plant and equipment on the determination of proved plus probable reserves. Exploration expenditure transferred to property, plant and equipment is subsequently depreciated on a unit of production basis. Expenditure deemed to be unsuccessful is written off to the income statement.

Depreciation and amortisation

Freehold land is not depreciated. Other property, plant and equipment, except exploration and production assets, is depreciated on a straight-line basis at rates sufficient to write off the historical cost less residual value of individual assets over their estimated useful economic lives. Asset lives and residual values are reassessed annually.

The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Mains, services and meters	up to 60 years
Plant and machinery	5 to 30 years
Motor vehicles and office equipment	up to 10 years

Exploration and production assets are depreciated from the commencement of commercial production in the fields concerned, using the unit of production method based on the proved developed reserves of those fields, except that a basis of total proved reserves is used for acquired interests and for facilities.

Exploration and production assets associated with unconventional activities, including coal seam and shale gas, are depreciated from commencement of commercial production in the fields concerned, using the unit of production method based on proved plus probable reserves, together with the estimated future development expenditure required to develop those reserves.

Intangible assets in respect of contractual rights and service concession arrangements are recognised at cost less amortisation. They are amortised on a straight-line basis over the term of the related contracts or concession.

Changes in depreciation and amortisation estimates are dealt with prospectively.

Decommissioning costs

Where a legal or constructive obligation has been incurred, provision is made for the net present value of the estimated cost of decommissioning at the end of the producing lives of assets.

When this provision gives access to future economic benefits, an asset is recognised and then subsequently depreciated in line with the life of the underlying producing asset, otherwise the costs are charged to the income statement. The unwinding of the discount on the provision is included in the income statement within finance costs. Any changes to estimated costs or discount rates are dealt with prospectively.

Impairment of non-current assets

Non-current assets subject to depreciation or amortisation are reviewed for impairments whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Expenditure on unproved gas and oil reserves is assessed for impairment when facts and circumstances suggest that its carrying amount exceeds its recoverable amount.

Any impairment of non-current assets (excluding financial assets) is calculated as the difference between the carrying values of cash-generating units (including associated goodwill) and their recoverable amount, being the higher of the estimated value in use or fair value less costs to sell at the date the impairment loss is recognised. Value in use represents the net present value of expected future cash flows discounted on a pre-tax basis. Fair value less costs to sell is based on the best evidence available to the Group, and may include appropriate valuation techniques, market data or sales of comparable assets.

For the purposes of impairment testing, exploration and production assets may be aggregated into appropriate cash-generating units based on considerations including geographical location, the use of common facilities and marketing arrangements.

Financial instruments

Derivative financial instruments are initially recognised and subsequently re-measured at fair value.

Derivative financial instruments utilised by BG Group’s treasury operations include interest rate swaps, foreign currency swaps, cross-currency interest rate swaps, forward rate agreements and forward exchange contracts.

Certain derivative financial instruments are designated as hedges in line with the Group’s risk management policies. Gains and losses arising from the re-measurement of these financial instruments are either recognised in the income statement or deferred in other comprehensive income depending on the type of hedging relationship. When a hedging instrument is sold or expires, any cumulative gain or loss previously recognised in other comprehensive income remains in other comprehensive income until the hedged transaction is recognised in the income statement or is no longer expected to occur. Movements in the fair value of derivative financial instruments not included in hedging relationships are recognised in the income statement.

Loans held by the Group are initially measured at fair value and subsequently carried at amortised cost, except where they form the underlying transaction in an effective fair value hedge relationship when the carrying value is adjusted to reflect fair value movements associated with the hedged risks. Such adjustments are reported in the income statement.

Other financial instruments such as receivable balances are measured at amortised cost less impairments.

Commodity instruments

Within the ordinary course of business BG Group routinely enters into sale and purchase transactions for commodities. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of receipt or delivery of the commodity in accordance with the Group’s expected sale, purchase or usage requirements. Such contracts are not within the scope of IAS 39.

Certain long-term gas sales contracts have pricing terms that bring them into the scope of IAS 39. In addition, commodity instruments are used to manage certain price exposures in respect of optimising the timing and location of physical gas and LNG commitments. These contracts are recognised on the balance sheet at fair value with movements in fair value recognised in the income statement; see Presentation of results on page 83; note 1, page 93; and note 9, page 103.

The Group uses various commodity-based derivative instruments to manage some of the risks arising from fluctuations in commodity prices. Such contracts include physical and net-settled forwards, futures, swaps and options. Where these derivatives have been designated as cash flow hedges of underlying commodity price exposures, certain gains and losses attributable to these instruments are deferred in other comprehensive income and recognised in the income statement when the underlying hedged transaction crystallises or is no longer expected to occur.

All other commodity contracts within the scope of IAS 39 are measured at fair value with gains and losses taken to the income statement. Gas contracts and related derivative instruments associated with the physical purchase and re-sale of third-party gas are presented on a net basis within other operating income.

Revenue recognition

Revenue associated with exploration and production sales (of natural gas, crude oil and petroleum products) is recorded when title passes to the customer. Revenue from the production of natural gas and oil in which BG Group has an interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts (entitlement method).

Sales of LNG and associated products are recognised when title passes to the customer. LNG shipping revenue is recognised over the period of the relevant contract.

All other revenue is recognised when title passes to the customer.

Other accounting policies

Business combinations and goodwill

In the event of a business combination, the acquisition method of accounting is applied and fair values are attributed to the net assets acquired. Goodwill, which represents the difference between the purchase consideration, the amount of any non-controlling interest, the fair value of any previously held equity interest and the fair value of the net assets acquired, is capitalised and subject to an impairment review at least annually, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired. Goodwill is treated as an asset of the relevant entity to which it relates, including non-US Dollar entities. Accordingly, it is retranslated into US Dollars at the closing rate of exchange at each balance sheet date.

Property, plant and equipment excluding decommissioning assets

All property, plant and equipment is carried at depreciated historical cost. Additions represent new, or replacements of specific components of, property, plant and equipment.

Contributions received towards the cost of property, plant and equipment (including government grants) are included in creditors as deferred income and credited to the income statement over the life of the assets. Finance costs associated with borrowings used to finance major capital projects are capitalised up to the point at which the asset is ready for its intended use.

Service concession arrangements

Infrastructure associated with public-to-private service concession arrangements considered to be under the control of a regulator is recognised as an intangible concession asset when there is no contractual right to receive cash from the regulator. Intangible concession assets are amortised over the concession period. Additions to the infrastructure are accounted for as a construction contract with the regulator, with revenues and associated costs recognised in the income statement using the percentage of completion method based on costs incurred to date.

Inventories

Inventories, including inventories of gas, LNG and oil held for sale in the ordinary course of business, are stated at weighted average historical cost less provision for deterioration and obsolescence or, if lower, net realisable value.

Foreign currencies

The Group’s cash flows and economic returns are principally denominated in US Dollars. From 1 January 2010, BG Group changed the currency in which it presents its consolidated and parent Company Financial Statements from Pounds Sterling (the functional currency of the Company) to US Dollars.

The exchange rates of US Dollar to Pound Sterling over the periods included in this Annual Report and Accounts are as follows:

US$/UK£
exchange rate	2012	2011	2010	2009	2008
Closing rate	1.6255	1.5541	1.5657	1.6149	1.4378
Average rate	1.5848	1.6079	1.5489	1.5510	1.8934

On consolidation, assets and liabilities denominated in currencies other than US Dollars are translated into US Dollars at closing rates of exchange. Non-US Dollar trading results of the parent company, subsidiary undertakings, jointly controlled entities and associates are translated into US Dollars at average rates of exchange. Differences resulting from the retranslation of the opening net assets and the results for the year are recognised in other comprehensive income. Any differences arising from 1 January 2003, the date of transition to IFRS, are presented as a separate component of equity.

Share capital, share premium and other reserves are translated into US Dollars at the historical rates prevailing at the date of the transaction.

Exchange differences on monetary assets and liabilities arising in individual entities are taken to the income statement, with the exception of exchange differences on monetary items that form part of a net investment in a foreign operation. These differences are taken to reserves until the related investment is disposed of. All other exchange movements are dealt with through the income statement.

Current and deferred income tax

The tax expense for the period comprises current and deferred tax, determined using currently enacted or substantively enacted tax laws.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Leases

Assets held under finance leases are capitalised and included in property, plant and equipment at the lower of fair value and the present value of the minimum lease payments as determined at the inception of the lease. The obligations relating to finance leases, net of finance charges in respect of future periods, are determined at the inception of the lease and included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period.

BG Group has certain long-term arrangements under which it has acquired all of the capacity of certain property, plant and equipment. In circumstances where it is considered that the Group has the majority of the risks and rewards of ownership of the plant, the arrangement is considered to contain a finance lease.

Rentals under operating leases are charged to the income statement on a straight-line basis over the lease term.

Pensions

The amount recognised on the balance sheet in respect of liabilities for defined benefit pension and post-retirement benefit plans represents the present value of the obligations offset by the fair value of plan assets and excluding actuarial gains and losses not recognised.

The cost of providing retirement pensions and related benefits is charged to the income statement over the periods benefiting from the employees’ services. Current service costs are reflected in operating profit and financing costs are reflected in finance costs in the period in which they arise. Actuarial gains and losses that exceed the greater of 10% of plan assets or plan obligations are spread over the average remaining service lives of the employees participating in the plan and are reflected in operating profit. Actuarial gains and losses below this threshold are not recognised.

Contributions made to defined contribution pension plans are charged to the income statement when payable.

Share-based payments

The cost of providing share-based payments to employees is charged to the income statement over the vesting period of the related share options or share allocations. The cost is based on the fair value of the options or shares allocated and the number of awards expected to vest. The fair value of each option or share is determined using either the share price on the date of the grant or a Monte Carlo projection model, depending on the type of award. Market-related performance conditions are reflected in the fair value of the share. Non-market-related performance conditions are allowed for using a separate assumption about the number of awards expected to vest; the final charge made reflects the number actually vesting.

Accounting developments during 2012

Amendment to IFRS 7 ‘Financial Instruments: Disclosures’

The IASB issued an amendment to IFRS 7 in October 2010. The amendment primarily introduces new disclosure requirements associated with the transfer and securitisation of financial assets. The amendment was adopted by the Group for the year ended 31 December 2012 but did not result in any changes to the Financial Statements of the Group or Company.

Amendment to IAS 12 ‘Income Taxes’

The IASB issued an amendment to IAS 12 regarding deferred tax on investment properties measured at fair value. The amendment was adopted by the Group for the year ended 31 December 2012 but did not result in any changes to the Financial Statements of the Group or Company.

Accounting developments not yet adopted

The following standards and amendments have been issued by the IASB up to the date of this report and in some cases have not yet been endorsed by the European Union.

Amendment to IAS 19 ‘Employee Benefits’

The IASB issued an amended IAS 19 in June 2011. The main amendment is to eliminate the option to defer the recognition of actuarial gains and losses, known as the ‘corridor method’. The impact on the Group will be that all actuarial gains and losses will be recognised in other comprehensive income as they occur. In addition, net interest expense will be calculated based on applying a single discount rate to the net deficit, replacing interest cost and expected return on plan assets. The amended standard will be adopted by the Group for the year ended 31 December 2013. The impact on the balance sheet as at 1 January 2012 is estimated to be a reduction in net assets of $164 million. For the year ended 31 December 2012, the impact on profit before tax is estimated to be a $21 million reduction and the post-tax impact on other comprehensive income is estimated to be a $14 million gain. The impact on the balance sheet as at 1 January 2013 is estimated to be a reduction in net assets of $146 million.

Amendment to IAS 1 ‘Presentation of Financial Statements’

The IASB issued an amended IAS 1 in June 2011. The main amendment is a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to the income statement. The amended standard will be adopted by the Group for the year ended 31 December 2013 and is not expected to have a material impact on the Group’s Financial Statements.

IFRS 13 ‘Fair Value Measurement’

The IASB issued IFRS 13 in May 2011. The standard introduces a definition of fair value and sets out in a single comprehensive standard a framework for all fair value measurements and associated disclosure requirements. The standard does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted. The standard will be adopted by the Group for the year ended 31 December 2013 and is not expected to have a material impact on the Group’s Financial Statements.

Amendments to IAS 32 ‘Financial Instruments: Presentation’ and IFRS 7 ‘Financial Instruments: Disclosures’

The IASB issued amendments to IAS 32 and IFRS 7 in December 2011 on the subject of offsetting financial assets and financial liabilities. The amendment to IAS 32 provides more guidance on when an entity has a legally enforceable right of offset. The amendment to IFRS 7 introduces new disclosure requirements for financial instruments that are presented net in accordance with IAS 32. The amendments will be adopted by the Group for the year ended 31 December 2013 and are not expected to have a material impact on the Group’s Financial Statements.

IFRS 10 ‘Consolidated Financial Statements’

The IASB issued IFRS 10 in May 2011. The standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be consolidated. The standard also provides additional guidance to assist in the determination of control. The standard will be adopted by the Group for the year ended 31 December 2014 and is not expected to have a material impact on the Group’s Financial Statements.

IFRS 11 ‘Joint Arrangements’

The IASB issued IFRS 11 in May 2011. The standard aims to provide a more substance-based reflection of joint arrangements in the financial statements by focusing on the rights and obligations of the arrangement rather than the legal form. The standard will be adopted by the Group for the year ended 31 December 2014. BG Group is currently reviewing the standard to determine the likely impact on the Group’s Financial Statements.

IFRS 12 ‘Disclosure of Interests in Other Entities’

The IASB issued IFRS 12 in May 2011. The standard introduces new and comprehensive disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard will be adopted by the Group for the year ended 31 December 2014. BG Group is currently reviewing the standard to determine the likely impact on the Group’s Financial Statements.

IFRS 9 ‘Financial Instruments’

The IASB issued IFRS 9 in November 2009 and added to the scope of the standard in October 2010. In December 2011, the IASB issued amendments to the effective date of IFRS 9 and the transitional disclosures required by IFRS 7 ‘Financial Instruments: Disclosures’. IFRS 9 introduces new requirements for the classification and measurement of financial instruments and will be adopted by the Group no earlier than the year ended 31 December 2015. BG Group is currently reviewing the standard to determine the likely impact on the Group’s Financial Statements.

Other revisions and amendments

Up to the end of 2012, the IASB issued ‘Annual Improvements to IFRSs (2009-2011 Cycle)’ applicable for the year ended 31 December 2013 and revisions of IAS 27 ‘Separate Financial Statements’ and IAS 28 ‘Investments in Associates and Joint Ventures’, both applicable for the year ended 31 December 2014. The improvements and revisions are not expected to have a material impact on the Group’s Financial Statements.

SECTION C

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	The Group
for the year ended 31 December	2012				2011 Restated(a)
	Note	Business performance $m	Disposals, re-measurements and impairments $m	Total $m	Business performance $m	Disposals, re-measurements and impairments $m	Total $m
Group revenue	1	18,933	—	18,933	17,667	—	17,667
Other operating income	1, 4	30	237	267	74	108	182

Group revenue and other operating income	1	18,963	237	19,200	17,741	108	17,849
Operating costs	2	(11,358)	—	(11,358)	(10,458)	—	(10,458)
Profits and losses on disposal of non-current assets and impairments	4	—	(1,651)	(1,651)	—	(414)	(414)

Operating profit/(loss)(b)	1	7,605	(1,414)	6,191	7,283	(306)	6,977
Finance income	4, 5	125	97	222	76	98	174
Finance costs	4, 5	(214)	(122)	(336)	(158)	(25)	(183)
Share of post-tax results from joint ventures and associates	1	289	—	289	269	—	269

Profit/(Ioss) before tax		7,805	(1,439)	6,366	7,470	(233)	7,237
Taxation	4, 6	(3,410)	353	(3,057)	(3,219)	78	(3,141)

Profit/(Ioss) for the year from continuing operations	1, 4	4,395	(1,086)	3,309	4,251	(155)	4,096

Profit/(Ioss) for the year from discontinued operations	7	—	1,304	1,304	—	219	219
Profit/(Ioss) for the year		4,395	218	4,613	4,251	64	4,315
Profit attributable to:
Shareholders (earnings)	1	4,395	124	4,519 (d)	4,251	(17)	4,234 (c)
Non-controlling interest	1	—	94	94	—	81	81

		4,395	218	4,613	4,251	64	4,315

Earnings per ordinary share continuing operations (cents)
Basic	9	129.4	(31.9)	97.5	125.4	(4.6)	120.8
Diluted	9	128.7	(31.8)	96.9	124.6	(4.5)	120.1
Earnings per ordinary share discontinued operations (cents)
Basic		—	35.6	35.6	—	4.1	4.1
Diluted		—	35.4	35.4	—	4.0	4.0
Total earnings per ordinary share (cents)
Basic		129.4	3.7	133.1	125.4	(0.5)	124.9
Diluted		128.7	3.6	132.3	124.6	(0.5)	124.1
Total operating profit/(Ioss) including share of pre-tax operating results from joint ventures and associates(d)	1	8,047	(1,414)	6,633	7,732	(306)	7,426

(a)	See note 1 page 93 and note 7 page 102.
(b)	Operating profit/(loss) is before share of results from joint ventures and associates.
(c)	Comprises earnings from continuing operations of $3,309m (2011: $4,096m) and from discontinued operations of $1,210m (2011: $138m).
(d)	This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.

For information on dividends paid and proposed in the year see note 8, page 103.

The accounting policies on pages 83 to 86 together with the notes on pages 93 to 127 form part of these accounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December	2012 $m	2011 $m
Profit for the year	4,613	4,315

Net fair value losses on cash flow hedges	(244)	(928)
Transfers to income statement on cash flow hedges(a)	836	702
Net fair value gains/(losses) on net investment hedges	627	(158)
Fair value movements on ‘available-for-sale assets’	8	20
Tax on cash flow and net investment hedges and fair value movements on ‘available-for-sale assets’(b)	(298)	74
Currency translation adjustments(c)	(1,055)	(285)
Other comprehensive income for the year, net of tax(d)	(126)	(575)

Total comprehensive income for the year	4,487	3,740

Attributable to:
Shareholders	4,410	3,694
Non-controlling interest	77	46

	4,487	3,740

(a)	During 2012, a pre-tax loss of $843m (2011: $731m) was transferred from the hedging reserve to revenue to match against the underlying transactions, a pre-tax gain of $47m (2011: $29m) was transferred from the hedging reserve to other operating income in respect of discontinued cash flow hedges and a pre-tax loss of $40m was transferred from the hedging reserve related to the disposal of an associate (2011: $nil).
(b)	Includes tax relating to cash flow hedges of $(141m) (2011: $41m), tax relating to net investment hedges of $(163)m (2011: $39m), and tax on fair value movements on ‘available-for-sale assets’ of $6m (2011: $(6)m).
(c)	In 2012, a $355m gain (2011: $15m loss) was transferred to the income statement as part of the profit/(Ioss) on disposal of non-US Dollar denominated operations.
(d)	Includes other comprehensive income/(expense) in respect of joint ventures and associates of $72m (2011:$(30)m).

The profit for the financial year for the Company was $15m (2011: $1,275m). Total comprehensive income for the Company was $383m (2011: $1,235m). As permitted by section 408 of the Companies Act 2006, no income statement or statement of comprehensive income is presented for the Company.

The accounting policies on pages 83 to 86 together with the notes on pages 93 to 127 form part of these accounts.

BALANCE SHEETS

		The Group		The Company
as at 31 December	Note	2012 $m	2011 $m	2012 $m	2011 $m
Assets
Non-current assets
Goodwill	10	24	752	—	—
Other intangible assets	11	4,469	6,159	—	—
Property, plant and equipment	12	43,925	37,316	—	—
Investments in subsidiary undertakings	13	—	—	4,130	3,878
Investments	13	2,488	3,044	—	—
Deferred tax assets	22	778	589	12	9
Trade and other receivables	15	896	695	—	—
Commodity contracts and other derivative financial instruments	19	532	366	—	—

		53,112	48,921	4,142	3,887

Current assets
Inventories	14	792	768	—	—
Trade and other receivables	15	6,369	7,375	3,750	4,381
Current tax receivable		25	141	31	25
Commodity contracts and other derivative financial instruments	19	129	331	—	—
Cash and cash equivalents	16	4,434	3,601	2	2

		11,749	12,216	3,783	4,408

Assets classified as held for sale	17	386	245	—	—

Total assets		65,247	61,382	7,925	8,295

Liabilities
Current liabilities
Borrowings	18	(1,064)	(1,160)	—	—
Trade and other payables	20	(5,301)	(5,342)	(40)	(55)
Current tax liabilities		(1,377)	(1,238)	—	—
Commodity contracts and other derivative financial instruments	19	(423)	(1,345)	—	—
		(8,165)	(9,085)	(40)	(55)
Non-current liabilities
Borrowings	18	(14,443)	(13,977)	—	—
Trade and other payables	20	(123)	(72)	—	—
Commodity contracts and other derivative financial instruments	19	(347)	(696)	—	—
Deferred tax liabilities	22	(4,636)	(3,961)	—	—
Retirement benefit obligations	26	(99)	(214)	—	—
Provisions for other liabilities and charges	21	(4,182)	(3,603)	—	—
		(23,830)	(22,523)	—	—
Liabilities associated with assets classified as held for sale	17	(158)	(99)	—	—

Total liabilities		(32,153)	(31,707)	(40)	(55)

Net assets		33,094	29,675	7,885	8,240
Equity
Ordinary shares	23	578	577	578	577
Share premium		619	584	619	584
Hedging reserve		(191)	(642)	—	—
Translation reserve		1,934	2,508	12	(356)
Other reserves		2,710	2,710	1,203	1,203
Retained earnings		27,387	23,647	5,473	6,232
Total shareholders’ equity		33,037	29,384	7,885	8,240
Non-controlling interest in equity		57	291	—	—

Total equity		33,094	29,675	7,885	8,240

The accounts on pages 83 to 127 were approved by the Board and signed on its behalf on 20 March 2013 by:

Den Jones

Interim Chief Financial Officer

The accounting policies on pages 83 to 86 together with the notes on pages 93 to 127 form part of these accounts.

STATEMENTS OF CHANGES IN EQUITY

The Group	Called up share capital $m	Share premium account $m	Hedging reserve $m	Translation reserve(a) $m	Other reserves(b) $m	Retained earnings(c) $m	Total $m	Non- controlling interest $m	Total $m
As at 1 January 2011	576	537	(457)	2,877	2,710	20,085	26,328	356	26,684

Total comprehensive income for the year	—	—	(185)	(369)	—	4,248	3,694	46	3,740

Profit for the year	—	—	—	—	—	4,234	4,234	81	4,315
Hedges, net of tax	—	—	(185)	(119)	—	—	(304)	—	(304)
Fair value movements on ‘available-for-sale assets’, net of tax	—	—	—	—	—	14	14	—	14
Currency translation adjustments	—	—	—	(250)	—	—	(250)	(35)	(285)
Adjustment for share schemes	—	—	—	—	—	91	91	—	91
Tax in respect of share schemes(d)	—	—	—	—	—	6	6	—	6
Dividends	—	—	—	—	—	(760)	(760)	(111)	(871)
Issue of shares(e)	1	47	—	—	—	—	48	—	48
Net purchase of own shares	—	—	—	—	—	(23)	(23)	—	(23)

As at 31 December 2011	577	584	(642)	2,508	2,710	23,647	29,384	291	29,675

Total comprehensive income for the year	—	—	451	(574)	—	4,533	4,410	77	4,487

Profit for the year	—	—	—	—	—	4,519	4,519	94	4,613
Hedges, net of tax	—	—	451	464	—	—	915	—	915
Fair value movements on ‘available-for-sale assets’, net of tax	—	—	—	—	—	14	14	—	14
Currency translation adjustments	—	—	—	(1,038)	—	—	(1,038)	(17)	(1,055)
Adjustment for share schemes	—	—	—	—	—	88	88	—	88
Tax in respect of share schemes(d)	—	—	—	—	—	(18)	(18)	—	(18)
Dividends	—	—	—	—	—	(847)	(847)	(17)	(864)
Disposal of non-controlling interest	—	—	—	—	—	—	—	(294)	(294)
Issue of shares(e)	1	35	—	—	—	—	36	—	36
Net purchase of own shares	—	—	—	—	—	(16)	(16)	—	(16)

As at 31 December 2012	578	619	(191)	1,934	2,710	27,387	33,037	57	33,094

The Company	Called up share capital $m	Share premium account $m	Translation reserve $m	Other reserves(b) $m	Retained earnings $m	Total $m
As at 1 January 2011	576	537	(316)	1,203	5,650	7,650
Total comprehensive income for the year(f)	—	—	(40)	—	1,275	1,235
Adjustment for share schemes	—	—	—	—	91	91
Tax in respect of share schemes(d)	—	—	—	—	(1)	(1)
Dividends	—	—	—	—	(760)	(760)
Issue of shares(e)	1	47	—	—	—	48
Net purchase of own shares	—	—	—	—	(23)	(23)

As at 31 December 2011	577	584	(356)	1,203	6,232	8,240
Total comprehensive income for the year(f)	—	—	368	—	15	383
Adjustment for share schemes	—	—	—	—	88	88
Tax in respect of share schemes(d)	—	—	—	—	1	1
Dividends	—	—	—	—	(847)	(847)
Issue of shares(e)	1	35	—	—	—	36
Net purchase of own shares	—	—	—	—	(16)	(16)

As at 31 December 2012	578	619	12	1,203	5,473	7,885

(a)	As at 31 December 2012, includes currency translation gains of $26m (2011: $14m losses) relating to joint ventures and associates.
(b)	Other reserves, which are not distributable, represent the difference between the carrying value of subsidiary undertaking investments and their respective capital structures following the restructuring and refinancing in 1999.
(c)	As at 31 December 2012, includes retained earnings in respect of joint ventures and associates of $666m (2011: $507m).
(d)	This consists of current tax of $6m (2011: $18m) and deferred tax of $(24)m (2011: $(12)m) in the Group and current tax of $nil (2011: $1m) and deferred tax of $1m (2011: $(2)m) in the Company.
(e)	The issue of shares relates to amounts issued to employees under employee share option schemes for a cash consideration of $36m (2011: $48m).
(f)	Comprises profit for the year of $15m (2011: $1,275m) and currency translation adjustments of $368m (2011: $(40)m).

The accounting policies on pages 83 to 86 together with the notes on pages 93 to 127 form part of these accounts.

CASH FLOW STATEMENTS

	The Group			The Company
for the year ended 31 December	Note	2012 $m	2011 $m	2012 $m	2011 $m
Cash generated by operations	27	10,715	9,773	(14)	(11)
Income taxes paid		(2,720)	(2,791)	(4)	(36)

Net cash inflow/(outflow) from operating activities		7,995	6,982	(18)	(47)
Cash flows from investing activities
Dividends received		151	204	—	1,258
Proceeds from disposal of subsidiary undertakings and investments(a)		2,185	84	—	—
Proceeds from disposal of property, plant and equipment and intangible assets(b)		754	116	—	—
Purchase of property, plant and equipment and intangible assets		(9,974)	(10,300)	—	—
Loans to joint ventures and associates		(4)	(145)	—	—
Repayments from joint ventures and associates		702	94	—	—
Interests in subsidiaries, joint ventures and associates, and other investments(c)		(429)	(246)	—	—
Other loan advances		(280)	—	—	—
Net cash (outflow)/inflow from investing activities		(6,895)	(10,193)	—	1,258
Cash flows from financing activities
Interest paid(d)		(658)	(343)	—	—
Interest received		117	96	—	—
Dividends paid		(859)	(772)	(859)	(772)
Dividends paid to non-controlling interest		(18)	(136)	—	—
Net proceeds from issue of new borrowings(e)		2,925	6,392	—	—
Repayment of borrowings		(1,736)	(940)	—	—
Issue of shares		36	48	36	48
Movements in own shares		(16)	(23)	(16)	(23)
Funding movements with subsidiary		—	—	856	(463)

Net cash (outflow)/inflow from financing activities		(209)	4,322	17	(1,210)

Net increase/(decrease) in cash and cash equivalents		891	1,111	(1)	1
Cash and cash equivalents at 1 January	16	3,601	2,551	2	1
Effect of foreign exchange rate changes		28	(61)	1	—

Cash and cash equivalents at 31 December(f)	16	4,520	3,601	2	2

There were no major non-cash transactions in 2012 or 2011.

The cash flows above are inclusive of discontinued operations (see note 7, page 102).

(a)	2012 includes the disposal of Comgás for gross cash proceeds of $1,674m ($1,572m net of the $102m cash held at the date of disposal), Philippines power assets for $360m and 20% equity in GNL Quintero for $176m. 2011 includes the disposal of Genting Sanyen Power for $81m.
(b)	2012 includes $651m for disposal of 10% of Group’s interest in the Karachaganak gas-condensate project.
(c)	2011 includes $56m cash outflow in relation to the acquisition of a controlling interest in the Everest and Lomond fields in the UK which was treated as a business combination.
(d)	Includes capitalised interest of $467m (2011: $206m).
(e)	Includes net cash flows relating to short maturity financing.
(f)	The balance at 31 December 2012 includes cash and cash equivalents of $4,434m (2011: $3,601m) and cash classified as assets held for sale of $86m (2011: $nil).

The accounting policies on pages 83 to 86 together with the notes on pages 93 to 127 form part of these accounts.

SECTION D

NOTES TO THE ACCOUNTS

1.	SEGMENTAL ANALYSIS AND RESULTS PRESENTATION

BG Group’s reportable segments are those used by the Group’s Board and management (the ‘Chief Operating Decision Maker’ as defined in IFRS 8 ‘Operating Segments’) to run the business and are based on differences in the Group’s products and services. Segment information is presented on the same basis as that used for internal reporting purposes. At the end of 2012, BG announced its decision to reorganise its reporting segments following the sale or agreement to sell the majority of its T&D businesses. As a result, BG Group now has two principal operating and reporting segments which comprise Upstream and LNG Shipping & Marketing. Upstream comprises exploration, development, production, liquefaction and marketing of hydrocarbons with a focus on natural gas. LNG Shipping & Marketing combines the development and use of LNG import facilities with the purchase, shipping and sale of LNG and regasified natural gas. Following the disposal of the majority of the Group’s T&D businesses, the T&D segment has been treated as discontinued. The T&D businesses that remain with BG Group have been allocated to the Other business segment. Other activities also include costs relating to business development expenditure and certain corporate activities. Comparative information has been restated to reflect the presentation of discontinued operations as a separate line item. See note 7, page 102, for further details.

Intra-Group and inter-segment sales are settled at market prices and are generally based on the same prices as those charged to third parties (arm’s length principle). Group revenue, profit for the year, depreciation, amortisation and impairment and capital investment attributable to BG Group activities are shown on pages 93 to 96, analysed by operating segment.

The presentation of BG Group’s results under IFRS separately identifies the effect of the re-measurement of certain financial instruments, profits and losses on the disposal and impairment of non-current assets and certain other exceptional items when material. Results excluding discontinued operations and disposals, certain re-measurements, certain other exceptional items and impairments (‘Business performance’) are used by management and are presented in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group’s ongoing business. Further information on Business performance is given on page 140.

The disposals, re-measurements and impairments column includes unrealised gains and losses in respect of certain long-term gas sales contracts classified as derivatives under IAS 39, commodity instruments that represent economic hedges but do not qualify for hedge accounting, and financial instruments used to manage foreign exchange and interest rate exposure. Where these instruments represent economic hedges but cannot be designated as hedges under IAS 39, unrealised movements in fair value, together with foreign exchange movements associated with the underlying borrowings and foreign exchange movements on monetary items that form part of the Group’s net investment in foreign operations, are recorded in the income statement and disclosed separately as ‘disposals, re-measurements and impairments’. The separate presentation of these items best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

Under IFRS the results from jointly controlled entities (joint ventures) and associates are presented net of tax and finance costs on the face of the income statement. BG Group also presents the operating profit of the Group including results of joint ventures and associates before interest and tax, as this approach provides additional information on the source of the Group’s operating profits.

The following tables provide a reconciliation between the overall results and Business performance, and operating profit including and excluding the results of joint ventures and associates. The geographical information provided for external revenue is based on destination.

GROUP REVENUE

Analysed by operating segment

	External revenue		Intra-Group revenue		Total Group revenue
for the year ended 31 December	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Group revenue(a)(b)
Upstream	11,161	10,125	780	1,032	11,941	11,157
LNG Shipping & Marketing	7,760	7,523	297	231	8,057	7,754
Other	12	19	—	—	12	19

Segmental revenue	18,933	17,667	1,077	1,263	20,010	18,930
Less: Intra-Group revenue	—	—	(1,077)	(1,263)	(1,077)	(1,263)
Group revenue	18,933	17,667	—	—	18,933	17,667

(a)	External revenue attributable to the UK is $3,052m (2011: $4,105m). External revenue attributable to non-UK countries is $15,881m (2011: $13,562m) and includes $3,944m attributable to Japan representing 21% of Group revenue (2011: $2,089m, 12%).
(b)	External revenue in respect of a single external customer amounted to $2,402m (2011: $3,267m), recognised in the Upstream segment.

PROFIT FOR THE YEAR

Analysed by operating segment

	Business performance		Disposals, re- measurements and impairments		Total
for the year ended 31 December	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Group revenue	18,933	17,667	—	—	18,933	17,667
Other operating income(a)(b)	30	74	237	108	267	182
Group revenue and other operating income	18,963	17,741	237	108	19,200	17,849
Operating profit/(loss) before share of results from joint ventures and associates(c)
Upstream	5,104	5,098	(1,695)	(308)	3,409	4,790
LNG Shipping & Marketing	2,536	2,219	297	(23)	2,833	2,196
Other activities	(35)	(34)	(16)	25	(51)	(9)

	7,605	7,283	(1,414)	(306)	6,191	6,977

Share of pre-tax operating results from joint ventures and associates
Upstream	360	342	—	—	360	342
LNG Shipping & Marketing	41	63	—	—	41	63
Other activities	41	44	—	—	41	44

	442	449	—	—	442	449

Total operating profit/(loss)
Upstream	5,464	5,440	(1,695)	(308)	3,769	5,132
LNG Shipping & Marketing	2,577	2,282	297	(23)	2,874	2,259
Other activities	6	10	(16)	25	(10)	35

	8,047	7,732	(1,414)	(306)	6,633	7,426

Net finance (costs)/income
Finance income	125	76	97	98	222	174
Finance costs	(214)	(158)	(122)	(25)	(336)	(183)
Share of joint ventures and associates	(39)	(59)	—	—	(39)	(59)

	(128)	(141)	(25)	73	(153)	(68)

	Business performance		Disposals, re- measurements and impairments		Total
for the year ended 31 December	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Taxation
Taxation	(3,410)	(3,219)	353	78	(3,057)	(3,141)
Share of joint venture and associates	(114)	(121)	—	—	(114)	(121)
	(3,524)	(3,340)	353	78	(3,171)	(3,262)
Profit for the year from continuing operations	4,395	4,251	(1,086)	(155)	3,309	4,096
Profit for the year from discontinued operations	—	—	1,304	219	1,304	219

	4,395	4,251	218	64	4,613	4,315

Profit attributable to:
Shareholders (earnings)	4,395	4,251	124	(17)	4,519	4,234
Non-controlling interest	—	—	94	81	94	81

	4,395	4,251	218	64	4,613	4,315

(a)	Other operating income includes the results of the purchase and re-sale of third-party gas in the UK, income arising from asset optimisation activities undertaken by the Group’s LNG Shipping & Marketing operations and unrealised gains and losses arising from the mark-to-market movements of commodity-based derivative instruments, including certain long-term gas sales contracts classified as derivatives under IAS 39. Further details of the use and valuation of commodity-based financial instruments are shown in note 19, page 111. Further information on other operating income is given in note 4, page 100.
(b)	Business performance Other operating income is attributable to segments as follows: Upstream $13m (2011: $(6)m), LNG Shipping & Marketing $17m (2011: $80m).
(c)	Operating profit/(loss) before share of results from joint ventures and associates includes disposals and provisions for impairment of $(1651)m (2011: $(414)m), attributable to segments as follows: Upstream $(1640)m (2011: $(427)m), LNG Shipping & Marketing $5m (2011: $(12)m) and Other $(16)m (2011: $25m). Also included are: (i) non-cash re-measurements of $237m (2011: $108m), attributable to segments as follows: Upstream $(55)m (2011: $119m) and LNG Shipping & Marketing $292m (2011: $(11)m); and (ii) $319m (2011: $293m) of unsuccessful exploration expenditure written off and charged to the Upstream segment.

Total operating profit/(loss)	Business performance		Disposals, re-measurements and impairments		Total
for the year ended 31 December	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Upstream	5,464	5,440	(1,695)	(308)	3,769	5,132
LNG Shipping & Marketing	2,577	2,282	297	(23)	2,874	2,259

	8,041	7,722	(1,398)	(331)	6,643	7,391

Other activities	6	10	(16)	25	(10)	35

	8,047	7,732	(1,414)	(306)	6,633	7,426

Less: share of pre-tax operating results from joint ventures and associates					(442)	(449)
Add: share of post-tax results from joint ventures and associates					289	269
Net finance costs					(114)	(9)

Profit before tax					6,366	7,237
Taxation					(3,057)	(3,141)

Profit for the year from continuing operations					3,309	4,096
Profit for the year from discontinued operations					1,304	219

					4,613	4,315

JOINT VENTURES AND ASSOCIATES

Analysed by operating segment

	Share of pre- tax operating results from joint ventures and associates		Share of net finance costs and tax from joint ventures and associates		Share of post-tax results from joint ventures and associates
for the year ended 31 December	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Upstream	360	342	(126)	(132)	234	210
LNG Shipping & Marketing	41	63	(16)	(35)	25	28
Other activities	41	44	(11)	(13)	30	31
Continuing operations	442	449	(153)	(180)	289	269
Discontinued operations	22	25	—	(5)	22	20

	464	474	(153)	(185)	311	289

DEPRECIATION, AMORTISATION AND IMPAIRMENT

Analysed by operating segment

for the year ended 31 December	2012 $m	2011 $m
Upstream(a)	4,455	2,336
LNG Shipping & Marketing(a)	202	168
Other activities(a)	14	4
Continuing operations	4,671	2,508
Discontinued operations(b)	233	242

	4,904	2,750

(a)	In 2012, includes charge for impairment of $2,107m (2011: $393m) in the Upstream segment, $44m (2011: $nil) in the LNG Shipping & Marketing segment and $10m (2011: $nil) in the Other segment. Further details of impairments are given in note 4, page 100.
(b)	In 2012, includes charge for impairment of $150m (2011: $66m).

CAPITAL INVESTMENT

Analysed by operating segment

	Capital expenditure(a)		Capital investment(b)
for the year ended 31 December	2012 $m	2011 $m	2012 $m	2011 $m
Upstream	10,983	9,859	11,409	10,215
LNG Shipping & Marketing	11	36	15	62
Other activities	—	—	3	3
Continuing operations	10,994	9,895	11,427	10,280
Discontinued operations	297	322	297	322

	11,291	10,217	11,724	10,602

(a)	Comprises expenditure on property, plant and equipment and other intangible assets.
(b)	Comprises expenditure on property, plant and equipment, other intangible assets and investments, including business combinations.

As at 31 December 2012, the Group non-current assets balance (excluding derivative financial instruments, deferred tax assets and finance lease receivable) of $51,607m (2011: $47,773m) included an amount attributable to the UK of $7,777m (2011: $6,817m). The amount attributable to non-UK countries was $43,830m (2011: $40,956m) and included $21,277m (2011: $14,576m) attributable to Australia representing 41% (2011: 31%) of the Group total.

2.	OPERATING COSTS

Included within the Group’s operating costs charged to the income statement were the following items:

	2012 $m	2011 $m
Raw materials, consumables and finished goods	3,478	3,659
Inventory adjustments to net realisable value(a)	1	20
Employee costs (see note 3(C), page 98)	1,236	1,084
Less: Own work capitalised	(315)	(215)
Employee costs included within other line items in the income statement	(133)	(133)

	788	736

Amounts written off Investments, Property, plant and equipment and Other intangible assets and charged to operating costs:
Impairments of Investments (see note 13, page 106)	415	—
Depreciation and impairments of Property, plant and equipment (see note 12, page 105)	4,317	2,215
Amortisation and impairments of Other intangible assets (see note 11, page 104)	68	461
Less: amounts reported within other line items in the income statement and balance sheet	(2,290)	(561)

	2,510	2,115

Unsuccessful exploration expenditure written off	319	293
Other operating charges:
Other exploration expenditure(b)	365	354
Operating lease rentals	536	364
Research and development	52	38
Tariffs, royalties, liquefaction and regasification costs	1,565	1,354
Net foreign exchange losses/(gains) on operating activities	27	(14)
Other costs(c)	1,717	1,539

Continuing operations total	11,358	10,458

(a)	Includes revaluation of LNG in storage.
(b)	Broadly equivalent to cash flows attributable to operating activities arising from exploration and evaluation.
(c)	Includes certain E&P lifting, storage, marketing and general administration costs.

AUDITORS’ FEES AND SERVICES

PricewaterhouseCoopers LLP has served as BG Group’s independent external auditors for the two-year period ended 31 December 2012, for which audited financial statements appear in this Annual Report and Accounts. The Company is required to appoint auditors at each general meeting at which annual accounts are laid before the Company, to hold office until the next such meeting. The Audit Committee has recommended the Board appoint Ernst & Young LLP as auditor of the Company to fill a casual vacancy following a competitive tender process for external audit services and PricewaterhouseCoopers LLP will resign with effect from 28th March 2013.

The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers LLP to BG Group:

	2012 $m	2011 $m
Fees payable to the Group’s auditors for the audit of both the parent Company and the Group’s Annual Report and Accounts	2.3	1.8
Fees payable to the Group’s auditors and its associates for other services:
The audit of the parent’s subsidiaries	3.9	3.7
Audit related assurance services(a)	0.3	0.6

	4.2	4.3

Total fees payable for audit services	6.5	6.1

	2012 $m	2011 $m
Other assurance services	—	0.1
Tax advisory services(b)	—	0.7
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or any of its associates	—	0.2
All other services(c)	0.4	0.6

	6.9	7.7

In 2012, $36,000 of audit fees relates to audits of the Group’s pension schemes (2011: $35,000).

(a)	Audit related assurance services includes costs relating to the interim review and regulatory reporting.
(b)	Tax advisory services includes fees billed for and assistance for the preparation of original and amended tax returns, tax consultations and advice (such as assistance in connection with tax audits, appeals and transactions) and tax planning services.
(c)	All other services includes fees billed for attestation services, consultations concerning financial accounting and reporting standards, and other advice.

3.	DIRECTORS AND EMPLOYEES

A)	DIRECTORS’ REMUNERATION

	2012 $000	2011 $000
Fees to Non-Executive Directors	2,613	2,518
Salaries(a)	5,060	4,065
Benefits(a)(b)	224	328
Bonuses(a)(c)	—	3,995
Share-based payments(a)(d)	11,802	10,460
Fees and benefits in respect of former Directors	25	50

	19,724	21,416

(a)	Ashley Almanza served as an Executive Director until 31 March 2011 and the amounts reported above for Salaries, Benefits, Bonuses and Share-based payments include three months’ remuneration for that period. For the remaining nine months of 2011, Ashley Almanza served as an Executive Vice President on the Group Executive Committee.
(b)	In addition in 2012, two Directors (2011: two) had pension benefits accruing under defined benefit schemes and two Directors (2011: two) received cash in lieu of their pension totalling $616,000 (2011: $280,000).
(c)	Bonus figures for 2011 represent payments under the AIS in respect of the 2011 incentive year which were made in 2012. Bonuses for 2011 include remuneration given in the form of awards under the Voluntary Bonus Deferral Plan. Bonuses exclude remuneration given in the form of mandatorily deferred shares under the Deferred Bonus Plan (DBP) (2012: $nil; 2011: $962,000).
(d)	Share-based payments include a charge for deferred shares awarded to the Directors under the DBP in respect of the previous Incentive year.

B)	KEY MANAGEMENT COMPENSATION

	2012 $m	2011 $m
Fees to Non-Executive Directors	3	3
Salaries	11	11
Benefits(a)	—	—
Bonuses(b)	4	10
Pension charge(c)	4	4
Share-based payments(d)	18	21

	40	49

The key management compensation analysed above represents amounts in respect of the Directors and the executive officers, defined as the Group Executive Committee (GEC) and the Company Secretary.

(a)	Total benefits of $0.5m were paid to key management in 2012 (2011: $0.5m).
(b)	Bonus figures for 2012 include payments under the AIS in respect of the 2012 incentive year which will be made in 2013. Bonus figures for 2011 represent payments under the AIS in respect of the 2011 incentive year which were made in 2012. Bonuses for 2012 and 2011 include remuneration to be given in the form of awards under the Voluntary Bonus Deferral Plan. Bonuses exclude remuneration given in the form of mandatorily deferred shares (2012: $nil; 2011:$1,246,000).

(c)	Includes benefits accruing under defined benefit schemes and cash in lieu of pensions.
(d)	Share-based payments include a charge for deferred shares under the Deferred Bonus Plan (DBP) awarded to key management under the DBP in respect of the previous incentive year.

C)	EMPLOYEE COSTS

	The Group
	2012 $m	2011 $m
Wages and salaries(a)	912	815
Social security costs	88	82
Pension charge(b)	93	98
Share-based payments (see note 3(E), page 98)	68	90
Other including incentive schemes(c)	177	137

	1,338	1,222

Less: attributable to discontinued operations	(102)	(138)

Continuing operations	1,236	1,084

(a)	Includes termination payments and payments in lieu of notice.
(b)	The pension charge for the year ended 31 December 2012 includes a recognised actuarial loss of $nil (2011: $3m) and interest on plan liabilities of $9m (2011: $11m) in respect of discontinued operations and a $10m credit (2011: $14m) which is presented within finance costs (see note 26, page 123).
(c)	Includes remuneration to be given in the form of shares under the Voluntary Bonus Deferral Plan.

In 2012, employee costs of $1,023m (2011: $1,007m) were charged to the income statement and $315m (2011: $215m) were capitalised.

D)	AVERAGE NUMBER OF EMPLOYEES DURING THE YEAR

	Employed in the UK		Employed outside the UK
	2012 Number	2011 Number	2012 Number	2011 Number
Upstream	1,776	1,878	2,888	2,497
LNG Shipping and Marketing	90	95	347	349
Discontinued operations	—	4	1,467	1,649

	1,866	1,977	4,702	4,495

E)	SHARE-BASED PAYMENTS

	The Group
	2012 $m	2011 $m
Equity-settled share-based payments:
Group share awards	42	38
Performance share awards	25	26
Other share awards(a)	10	13

	77	77

Cash-settled share-based payments	(9)	13

	68	90

(a)	The charge for other share awards excludes an amount of $10m (2011: $14m) relating to shares and nil-cost options awarded under the Voluntary Bonus Deferral Plan, which was transferred to equity during 2012. This expense was recognised in the income statement during 2011 as part of the Annual Incentive Scheme (AIS) charge. The number of awards made was 0.4m (2011: 0.5m).

Group Share Awards

Details of Group Share Awards under the Group’s Long-Term Incentive Plan (LTIP) are given on pages 62 and 63. Awards are in the form of shares (2012: 1.8m shares; 2011: 1.6m shares) or nil-cost options (2012: 1.8m options; 2011: 1.8m options). The costs in respect of these awards are charged to the income statement over the vesting period, based on the fair value of the shares and options at the award date. Dividend equivalents accrue on the award during the vesting period. Accordingly, the fair value of the shares and options awarded is based on the market value of the shares on the award date, which was £12.56 per share in 2012 (2011: £12.79 per share).

Performance Share Awards

Details of Performance Share Awards under the Group’s LTIP are given on page 62 and 63. Awards are in the form of shares (2012: 0.5m shares; 2011: 0.5m shares) or nil-cost options (2012: 2.5m options; 2011: 2.6m options). The costs in respect of these awards are charged to the income statement over the vesting period, based on the fair value of the shares and options at the award date, adjusted for the probability of market-related performance conditions being achieved. The fair value of shares and options awarded during the year in respect of Performance Share Awards is estimated using a Monte Carlo projection model with the following assumptions: weighted average share price of £12.71 (2011: £12.76), exercise price of £nil (2011: £nil), a risk-free rate of 0.36% (2011: 0.41%) and a vesting period of three years (2011: three years). The model also contains assumptions for both the Group and each member of the industry peer group (set out on page 70) in respect of volatility, average share price growth and share price correlation. Expected volatility was determined by calculating the historical volatility of the share price over the previous three-year period. Share price correlation was determined by calculating the historical correlation of the share price over the previous three-year period. Average share price growth was determined from historical growth over the previous year. Dividend equivalents accrue on the award during the vesting period. The fair value reflects the probability of market performance conditions being achieved. The fair value of shares and options awarded during the year was £5.02 per share (2011: £7.12 per share).

Other Share Awards

The charge for Other share awards includes awards made under the Deferred Bonus Plan; the Sharesave Plan and the Share Incentive Plan.

The Deferred Bonus Plan operates in conjunction with the Annual Incentive Scheme and is described on page 62 and 63. ln 2012, awards of 0.2m shares were made under this plan (2011: 0.2m shares). The charge to the income statement in respect of these awards was $4m in 2012 (2011: $5m) and is based on the market value of the shares at the award date, which was £15.38 in 2012 (2011: £14.99).

Details of the Sharesave Plan are given on page 71. The charge to the income statement in respect of this Plan is based on the fair value of the share options at the grant date and the likelihood of allocations vesting under the scheme. The charge was $1m in 2012 (2011: $2m). The fair value of the share options granted is determined using a Black-Scholes option pricing model and was £2.99 in 2012 (2011: £3.90).

Details of the Share Incentive Plan are given on page 71. In 2012, awards of 0.2m shares (2011: 0.2m shares) were made in conjunction with the Group’s UK Flexible Benefits Plan. The charge to the income statement in respect of these awards was $5m in 2012 (2011: $6m) and is based on the market value of the shares at the grant date, which was £14.21 in 2012 (2011: £15.64).

Cash-Settled Share-Based Payments

Cash-settled share-based payments arise when the Group incurs a liability to transfer cash amounts that are based on the price (or value) of the Company’s shares. Most of the charge in respect of cash-settled share-based payments relates to social security costs on share awards which have not vested or, in the case of share options, have not been exercised. The charge to the income statement is based on the fair value of the awards outstanding at the balance sheet date, multiplied by the current employer’s social security rate.

F)	SUMMARY OF MOVEMENTS IN SHARE AWARDS AND SHARE OPTIONS

	Share awards under the LTIP m	Nil-cost options under the LTIP m	Sharesave Scheme and Sharesave Plan options m	CSOS options m
2011
Outstanding as at 1 January 2011	8.0	9.2	2.2	17.3

Granted	2.1	4.4	0.4	—
Vested	(3.1)	n/a	n/a	n/a
Exercised	n/a	—	(0.9)	(4.1)
Forfeited	(1.9)	(0.9)	(0.1)	—

Outstanding as at 31 December 2011	5.1	12.7	1.6	13.2

Exercisable as at 31 December 2011	n/a	—	0.1	13.2

Option price range as at 31 December 2011 (£)	n/a	n/a	5.82-11.10	2.52-7.92
Weighted average remaining contractual life	n/a	8 yrs 8 mths	2 yrs 0 mths	4 yrs 3 mths
Option price range for exercised options (£)	n/a	n/a	3.95-8.63	2.52-7.92
Weighted average share price at the date of exercise for options exercised in the year (£)	n/a	n/a	14.47	14.13

2012
Outstanding as at 1 January 2012	5.1	12.7	1.6	13.2
Granted	2.3	4.3	0.9	—
Vested	(1.2)	n/a	n/a	n/a
Exercised	n/a	(0.3)	(0.4)	(3.1)
Forfeited	(1.1)	(4.2)	(0.5)	—

Outstanding as at 31 December 2012	5.1	12.5	1.6	10.1

Exercisable as at 31 December 2012	n/a	1.8	—	10.1

Option price range as at 31 December 2012 (£)	n/a	n/a	8.63-11.10	2.71-7.92
Weighted average remaining contractual life	n/a	8 yrs 5 mths	2 yrs 6 mths	3 yrs 4 mths
Option price range for exercised options (£)	n/a	n/a	5.82-10.27	2.71-7.92
Weighted average share price at the date of exercise for options exercised in the year (£)	n/a	n/a	14.30	13.40

G)	WEIGHTED AVERAGE EXERCISE PRICE OF SHARE OPTIONS

	2012 Sharesave Scheme and Sharesave Plan Options £	2012 CSOS options £	2011 Sharesave Scheme and Sharesave Plan options £	2011 CSOS options £
Outstanding as at 1 January	9.29	6.04	7.87	6.04
Granted	8.74	—	11.10	—
Exercised	7.25	5.77	6.72	6.02
Forfeited	10.26	—	8.36	—
Outstanding as at 31 December	9.14	6.13	9.29	6.04
Exercisable as at 31 December	—	6.13	5.82	6.04

4.	DISPOSALS, RE-MEASUREMENTS AND IMPAIRMENTS

BG Group has separately identified profits and losses related to disposals of non-current assets, impairments of non-current assets and certain other exceptional items, and certain re-measurements of financial instruments. A reconciliation of results before and after disposals, re-measurements and impairments is given in note 1, page 93.

	2012 $m	2011 $m
Other operating income:
Re-measurements of commodity-based contracts	237	108
Profits and losses on disposal of non-current assets and impairments	(1,651)	(414)
Finance income	97	98
Finance costs	(122)	(25)

	(1,439)	(233)

Taxation on disposals, re-measurements and impairments	353	78
Loss for the year from continuing operations	(1,086)	(155)

OTHER OPERATING INCOME

Re-measurements included within Other operating income amount to a credit of $237m (2011: $108m credit), of which a credit of $140m (2011: $55m credit) represents non-cash mark-to-market movements on certain long-term gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument. In addition, re-measurements include a $97m credit (2011: $53m credit) representing unrealised mark-to-market movements associated with economic hedges. Further information on commodity instruments is given in note 19, page 111.

DISPOSAL OF NON-CURRENT ASSETS AND IMPAIRMENTS

2012

In 2012, as a result of the weaker outlook for US natural gas prices, the Group reviewed the recoverable amount of certain assets associated with the shale gas business in the USA on a fair value less costs to sell basis using risk adjusted cash flow projections and discounted using a nominal rate of 8% (post-tax). This resulted in a pre-tax impairment charge of $1,800m (post-tax charge $1,295m) in the Upstream segment, reducing the carrying value of property, plant and equipment by $1,444m and the Group’s investments by $356m.

In June 2012, the Group disposed of 10% of its interest in the Karachaganak gas-condensate project for consideration of $651m together with additional capacity in the Caspian Pipeline Consortium pipeline, and the final settlement of cost recovery and other claims. This resulted in the recognition of a pre-tax profit on disposal of $404m (post-tax profit $168m) in the Upstream segment.

In December 2012, following a reserves downgrade on the Gaupe field in Norway, the Group reviewed the recoverable amount of property, plant and equipment associated with the Gaupe field on a fair value less costs to sell basis using risk adjusted cash flow projections and discounted using a nominal rate of 8% (post-tax). This resulted in a pre-tax impairment charge of $154m (post-tax charge $34m) in the Upstream segment.

In September 2012, the Group completed the sale of the initial tranche of 20% equity in the Quintero LNG regasification facility in Chile. This resulted in a pre-tax profit on disposal of $146m (post-tax profit $110m).

In 2012, other plant disposals, write-offs and impairments (including provisions for certain other exceptional items) resulted in a pre-tax charge to the income statement of $247m (post-tax charge $159m).

2011

In 2011, following the Group’s decision to discontinue exploration activity and exit certain licences and concessions in Africa and Asia, certain property, plant and equipment, exploration intangible and receivable balances were fully impaired. In addition, onerous contract and other provisions were made in respect of these exploration rights. The total pre-tax charge in respect of these impairments and provisions was $393m (post-tax charge $314m), recognised within the Upstream segment.

In 2011, other plant disposals, write-offs and impairments (including provisions for certain other exceptional items) resulted in a pre-tax charge to the income statement of $21m (post-tax profit $7m).

FINANCE INCOME AND COSTS

Re-measurements presented in finance income and costs include mark-to-market movements on certain derivatives used to hedge foreign exchange and interest rate risk, partly offset by foreign exchange movements on certain borrowings and movements on monetary items that form part of the Group’s net investment in foreign operations.

5.	FINANCE INCOME AND COSTS

	2012 $m	2011 $m
Interest receivable(a)	222	174
Finance income	222	174
Interest payable(b)	(479)	(193)
Finance lease charges	(104)	(107)
Interest capitalised(c)	457	191
Unwinding of discount on provisions and pension obligations(d)	(88)	(49)
Net fair value gains and losses on derivatives and fair value hedge adjustments(e)	(122)	(25)

Finance costs	(336)	(183)

Net finance costs – continuing operations	(114)	(9)

(a)	Interest receivable includes net exchange gains of $97m (2011: $98m).
(b)	Interest payable includes net exchange losses of $29m (2011: $1m).
(c)	Finance costs associated with general Group central borrowings used to finance major capital projects are capitalised up to the point that the project is ready for its intended use. The weighted average interest cost applicable to these borrowings is 3.67% per annum (2011: 2.09%). Tax relief for capitalised interest is approximately $112m (2011: $51m).
(d)	Amount in respect of pension obligations represents the unwinding of discount on the plans’ liabilities offset by the expected return on the plans’ assets. Also includes the unwinding of discount on decommissioning, other provisions and receivables.
(e)	Comprises $4m gain associated with fair value hedge adjustments (2011: $271m charge) and $126m charge in respect of interest rate and currency exchange rate derivatives (2011: $246m gain).

6.	TAXATION

	2012 $m	2011 $m
Current tax
UK – corporation tax at 24.5% and 62% (2011: 26.5% and 59.3%)	1,871	1,869

– petroleum revenue tax at 50%	69	115

– adjustments in respect of prior periods	(110)	(97)

– less: double tax relief	(502)	(896)
UK tax charge	1,328	991
Overseas tax charge	1,816	1,469

– adjustments in respect of prior periods	(330)	(254)
Current tax charge	2,814	2,206
Deferred tax

Temporary differences	213	926 (a)

Deferred petroleum revenue tax at 50%	30	9
Tax charge – continuing operations	3,057	3,141

(a)	The 2011 deferred tax charge incorporates the effect of an additional charge of $148m in respect of the restatement of deferred tax balances at 1 January 2011 due to changes in UK tax rates.

The tax credit relating to disposals, re-measurements and impairments is $353m (2011: $78m). This consists of a tax charge on unrealised re-measurements of $88m (2011: $29m) and a tax credit on disposals and impairments of $441m (2011: $107m).

The total tax charge reconciles with the charge calculated using the statutory rates of UK corporation tax as follows:

	2012 $m	2011 $m
Profit before taxation	6,366	7,237

Tax at UK statutory rates on profit	2,155	2,448

Effect on tax charge of:
Non tax-deductible or non-taxable items	(77)	(4)
Overseas or petroleum revenue taxes at different rates to UK statutory rates	1,294	748
Effect of changes in tax rate on deferred tax balances	25	148
Prior year and other adjustments including unrelieved overseas tax losses	(340)	(199)

Tax charge – continuing operations	3,057	3,141

7.	DISCONTINUED OPERATIONS

In the fourth quarter of 2012, the Group completed the sale of its interest in Comgás in Brazil and the disposal of BG Italia Power (BGIP) in Italy and reached agreement to sell its interest in Gujarat Gas Company Limited (GGCL) in India. Together, Comgás, BGIP and GGCL represented the majority of the Group’s T&D business segment and as a result of these transactions, these businesses, together with certain other assets in the T&D segment, have been treated as discontinued operations for the year ended 31 December 2012. The remaining T&D businesses, primarily Mahanagar Gas in India, have been allocated to the Other segment. Comparative information has been restated to reflect the presentation of discontinued operations as a separate line item.

RESULTS FROM DISCONTINUED OPERATIONS

	2012 $m	2011 $m
Revenue	3,159	3,407

Operating costs	(2,703)	(2,956)

Operating profit	456	451
Finance (costs)/income	(48)	(90)

Share of post-tax results from joint ventures and associates	22	20
Profit before tax	430	381
Taxation	(129)	(117)

Profit after tax	301	264

Profits and losses on disposal of non-current assets and impairments	1,132	(68)
Taxation	(129)	23

Post-tax profits and losses on disposal of non-current assets and impairments	1,003	(45)

Profit for the year from discontinued operations	1,304	219

CASH FLOWS RELATING TO DISCONTINUED OPERATIONS

	2012 $m	2011 $m
Profit before tax	430	381
Share of post-tax results of joint ventures and associates	(22)	(20)
Depreciation of property, plant and equipment	20	34
Amortisation of other intangible assets	63	142
Decrease in provisions	(12)	(6)
Finance costs/(income)	48	90
Movements in working capital	(114)	53

Cash generated by operations	413	674
Income taxes received/(paid)	(160)	(163)

Net cash inflow from operating activities	253	511

Net cash (outflow) from investing activities	(398)	(291)

Net cash inflow/(outflow) from financing activities	90	(305)

Net decrease in cash and cash equivalents	(55)	(85)

DISPOSAL OF NON-CURRENT ASSETS AND IMPAIRMENTS 2012

The sale of the Group’s investment in Comgás for gross cash proceeds of $1,674m resulted in a pre-tax profit of $1,037m (post-tax $896m), being the gross proceeds less net assets of $1,254m, currency translation gains recycled to the income statement of $378m, the derecognition of the non-controlling interest of $294m and $55m costs.

The sale of the Group’s investments in the Santa Rita power plant and the San Lorenzo power plant in the Philippines for net cash proceeds of $360m resulted in a pre and post-tax profit of $252m.

Following the disposal of BGIP, a pre-tax charge of $110m (post-tax $89m) (2011: pre-tax charge of $66m, post-tax $41m) was recognised.

Following classification as held for sale, the Group’s interest in the Bolivia-to-Brazil pipeline was revalued to fair value less costs to sell. This resulted in a pre-tax impairment charge of $43m (post-tax $52m).

Other disposals and impairments resulted in a pre and post-tax charge of $4m (2011: pre-tax charge $2m, post-tax $4m).

NET ASSETS DISPOSED OF IN RESPECT OF COMGÁS

$m
Goodwill	671
Intangibles	1,798
Trade and other receivables	477
Commodity contracts and derivative financial instruments	68
Cash and cash equivalents	102
Borrowings	(1,133)
Current tax liabilities	(76)
Trade and other payables	(423)
Deferred tax liabilities	(125)
Provisions	(105)

Net assets	1,254

8.	DIVIDENDS

	2012			2011
	$m	Cents per ordinary share	Pence per ordinary share	$m	Cents per ordinary share	Pence per ordinary share
Prior year final dividend, paid in the year	443	12.96	8.19	401	11.78	7.31
Interim dividend, paid in the year	404	11.88	7.64	359	10.80	6.63

Total dividend paid in the year	847	24.84	15.83	760	22.58	13.94

Proposed final dividend for the year ended 31 December 2012(a)	485	14.26	9.03

(a)	The proposed final dividend was announced on 5 February 2013 in US Dollars, with a Pound Sterling equivalent. It is paid to shareholders in Pounds Sterling. The total amount payable in US Dollars has been determined based on the shares in issue as at 31 December 2012 that are eligible for the dividend and the average US Dollar/Pound Sterling exchange rate for the three business days preceding the business day before the announcement. The total amount payable in US Dollars may vary, depending on movements in exchange rates between February 2013 and May 2013, when the dividend will be paid.

The proposed final dividend for the year ended 31 December 2012 of 14.26 cents per ordinary share takes the 2012 full-year dividend to 26.14 cents (16.67 pence) per ordinary share.

The final dividend of 12.96 cents per ordinary share ($443m) in respect of the year ended 31 December 2011 was paid on 25 May 2012. The interim dividend was paid on 7 September 2012. The proposed final dividend of 14.26 cents per ordinary share ($485m) in respect of the financial year ended 31 December 2012 is payable on 31 May 2013 to all shareholders on the register at the close of business on 19 April 2013.

9.	EARNINGS PER ORDINARY SHARE – CONTINUING OPERATIONS

Earnings per ordinary share has been calculated by dividing the earnings for the financial year for the continuing operations of the Group of $3,309m (2011: $4,096m) by 3,396m (2011: 3,389m), being the weighted average number of ordinary shares in issue and ranking for dividend during the year. Earnings per ordinary share excluding disposals, re-measurements and impairments has been presented in order to reflect the underlying performance of the Group.

	2012		2011
	$m	Basic earnings per ordinary share cents	$m	Basic earnings per ordinary share cents
Earnings excluding disposals, re-measurements and impairments	4,395	129.4	4,251	125.4
Disposals, re-measurements and impairments (see note 4, page 100)	(1,086)	(31.9)	(155)	(4.6)

Earnings including disposals, re-measurements and impairments	3,309	97.5	4,096	120.8

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3,415m (2011: 3,411m), being the weighted average number of ordinary shares in issue during the year as adjusted for dilutive equity instruments relating to the employee share schemes. A reconciliation of the weighted average number of ordinary shares used as the denominator in calculating the basic and diluted earnings per ordinary share is given below:

	2012 Shares m	2011 Shares m
Basic	3,396	3,389
Dilutive potential ordinary shares:
Equity instruments outstanding during the year	19	22

Diluted basis	3,415	3,411

Diluted earnings per ordinary share (excluding disposals, re-measurements and impairments) (cents)	128.7	124.6
Diluted earnings per ordinary share (including disposals, re-measurements and impairments) (cents)	96.9	120.1

10.	GOODWILL

The Group	2012 $m	2011 $m
Cost and net book value as at 1 January	752	820
Disposals (see note 7, page 102)	(671)	—
Additions	—	24
Currency translation adjustments	(54)	(92)
Reclassified as held for sale (see note 17, page 108)	(3)	—

Cost and net book value as at 31 December	24	752

For the purpose of impairment testing, goodwill is allocated to cash-generating units; these represent the lowest level at which goodwill is monitored. The Group tests goodwill annually for impairment or more frequently if there are indications that it might be impaired. As at 31 December 2012, no goodwill impairment has been recognised.

11.	OTHER INTANGIBLE ASSETS

	Expenditure on unproved gas and oil reserves		Service concession asset(a)		Other(b)		Total
The Group	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Cost as at 1 January	4,820	5,468	1,940	1,970	582	558	7,342	7,996
Additions	855 (c)	1,263 (c)	193	208	72	89	1,120	1,560
Disposals and unsuccessful exploration expenditure(d)	(406)	(396)	(1,951)	(1)	(270)	—	(2,627)	(397)
Transfers to property, plant and equipment	(562)	(1,364)	—	—	—	—	(562)	(1,364)
Other movements	62 (e)	(59)	—	—	91	—	153	(59)
Currency translation adjustments	13	(92)	(182)	(237)	(98)	(65)	(267)	(394)

Cost as at 31 December	4,782	4,820	—	1,940	377	582	5,159	7,342

Amortisation as at 1 January	(438)	(126)	(442)	(419)	(303)	(258)	(1,183)	(803)
Charge for the year(f)	—	—	(31)	(72)	(37)	(77)	(68)	(149)
Charge for impairment (see note 4, page 100)(f)	—	(312)	—	—	—	—	—	(312)
Disposals and transfers	—	—	392	—	31	—	423	—
Currency translation adjustments	—	—	81	49	57	32	138	81

Amortisation as at 31 December	(438)	(438)	—	(442)	(252)	(303)	(690)	(1,183)

Net book value as at 31 December	4,344	4,382	—	1,498	125	279	4,469	6,159

(a)	Comgás operates under a concession arrangement with the local Regulator (ARSESP) to distribute gas to a number of different market segments in the state of São Paulo. Brazil. The arrangements between Comgás and the local Regulator are classified as a service concession arrangement in accordance with IFRIC 12. ln accordance with IFRIC 12, all infrastructure associated with the service concession arrangement is recognised as an intangible concession asset with additions to the infrastructure being accounted for as a construction contract with the Regulator. BG Group disposed of its entire interest in Comgás in November 2012.
(b)	Other includes the contractual rights in respect of the purchase of LNG regasification services and related gas sales at Elba Island in the USA. These rights are amortised on a straight-line basis over the term of the contract and have an average remaining useful life of eight years (2011: nine years). Other also includes capacity rights in the Caspian Pipeline Consortium export pipeline acquired in 2012 as part of the Karachaganak Settlement Agreement for the Karachaganak gas-condensate field disposal, which are amortised on a straight-line basis over the term of the contract and have an average remaining useful life of 25 years.
(c)	Broadly equivalent to cash flows attributable to investing activities arising from exploration and evaluation.
(d)	Disposals and unsuccessful exploration expenditure includes $339m (2011: $293m) in respect of unsuccessful exploration expenditure written-off and $1,798m in respect of intangibles disposed of as part of the sale of Comgás. Of the $1,798m intangibles disposed of, $239m are included within Other and represent contractual rights and software licences at Comgás.
(e)	Includes $59m of assets, reclassified from held for sale as they are no longer expected to be sold within 12 months.
(f)	Amortisation charge and charge for impairment for the year is attributable to continuing and discontinued operations as follows:

	Amortisation		Impairment
	2012 $m	2011 $m	2012 $m	2011 $m
Continuing operations	5	7	—	312
Discontinued operations	63	142	—	—

	68	149	—	312

12.	PROPERTY, PLANT AND EQUIPMENT

The Group
	Land and buildings $m	Mains, services and meters $m	Plant and machinery $m	Motor vehicles and office equipment $m	Exploration and production $m	Total $m
Cost as at 1 January 2012	122	184	7,962	1,515	41,283	51,066
Additions	7	25	3,170	173	6,796	10,171
Disposals, transfers and other movements(a)	32	(48)	(125)	(25)	318	152
Currency translation adjustments	2	(4)	—	44	441	483
Reclassified as held for sale	(15)	(157)	(62)	(3)	—	(237)

Cost as at 31 December 2012	148	—	10,945	1,704	48,838	61,635

Accumulated depreciation as at 1 January 2012	(53)	(46)	(932)	(665)	(12,054)	(13,750)
Charge for the year(b)	(1)	(5)	(161)	(182)	(2,183)	(2,532)
Charge for impairment(b) (see note 4, page 100)	(7)	—	(124)	(1)	(1,653)	(1,785)
Disposals and transfers	13	—	407	22	103	545
Currency translation adjustments	(2)	1	(1)	(20)	(247)	(269)
Reclassified as held for sale	2	50	27	2	—	81

Accumulated depreciation as at 31 December 2012	(48)	—	(784)	(844)	(16,034)	(17,710)

Net book value as at 31 December 2012(c)(d)(e)	100	—	10,161	860	32,804	43,925

The Group
	Land and buildings $m	Mains, services and meters $m	Plant and machinery $m	Motor vehicles and office equipment $m	Exploration and production $m	Total $m
Cost as at 1 January 2011	125	194	5,623	1,290	32,711	39,943
Additions	1	17	2,238	296	6,105 (f)	8,657
Business combinations	—	—	—	—	107	107
Disposals, transfers and other movements(a)	—	—	123	(52)	2,738	2,809
Currency translation adjustments	(4)	(27)	(22)	(19)	(378)	(450)

Cost as at 31 December 2011	122	184	7,962	1,515	41,283	51,066

Accumulated depreciation as at 1 January 2012	(53)	(47)	(706)	(549)	(10,325)	(11,680)
Charge for the year(b)	(1)	(7)	(178)	(163)	(1,796)	(2,145)
Charge for impairment(b) (see note 4, page 100)	—	—	(66)	(4)	—	(70)
Disposals and transfers	—	—	2	42	—	44
Currency translation adjustments	1	8	16	9	67	101

Accumulated depreciation as at 31 December 2011	(53)	(46)	(932)	(665)	(12,054)	(13,750)

Net book value as at 31 December 2011(c)(d)(e)	69	138	7,030	850	29,229	37,316
Details of BG Group’s gas and oil reserves are given in Supplementary information – gas and oil (unaudited) on page 128.

(a)	Includes, within Exploration and production, a transfer from other intangible assets of $562m (2011: $1,364m) and an increase in the decommissioning asset of $166m (2011: $1,503m). Includes, within Plant and machinery, an increase in the decommissioning asset of $329m (2011: $119m).
(b)	Depreciation charge and charge for impairment for the year is attributable to continuing and discontinued operations as follows:

	Depreciation		Impairment
	2012 $m	2011 $m	2012 $m	2011 $m
Continuing operations	2,512	2,111	1,679	4
Discontinued operations	20	34	106	66

	2,532	2,145	1,785	70

(c)	The Group’s net book value includes capitalised interest of $928m (2011: $504m) comprising Exploration and production $690m (2011: $412m) and Plant and machinery $238m (2011: $92m). A deferred tax liability is recognised in respect of this taxable temporary difference at current enacted rates.

(d)	Includes the net book value of decommissioning assets of $2,729m (2011: $2,336m) and expenditure on Plant and machinery and Exploration and production assets under construction of $24,141m (2011: $14,168m).
(e)	Assets capitalised and held under finance leases included in Plant and machinery are:

as at 31 December	2012 $m	2011 $m
Cost	2,670	2,668
Accumulated depreciation	(685)	(576)

Net book value	1,985	2,092

(f)	Excludes cash consideration of $56m in relation to the acquisition of a controlling interest in the Everest and Lomond fields in the UK.

13.	INVESTMENTS

The Group	Joint ventures		Associates
	Share of net assets $m	Loans $m	Share of net assets $m	Loans $m	Other investments $m		Total investments $m
Carrying value as at 1 January 2012	611	580	918	887	48		3,044
Investments	—	—	390	4	39		433
Disposals, transfers and other loan movements	—	(261)	78	(498)	(78)		(759)
Impairments(a)	(356)	—	(59)	—	—		(415)
Reclassified as held for sale	—	—	(86)	—	—		(86)
Share of retained profits less losses during the year(b)	59	—	118	—	—		177
Currency translation adjustments and fair value movements	3	16	25	(13)	63		94

Carrying value as at 31 December 2012	317	335	1,384	380	72	(c)	2,488

The Group	Joint ventures		Associates
	Share of net assets $m	Loans $m	Share of net assets $m	Loans $m	Other investments $m		Total investments $m
Carrying value as at 1 January 2011	683	380	814	914	33		2,824
Investments	10	106	176	33	4		329
Disposals, transfers and other loan movements	(125)	97	(109)	(60)	(7)		(204)
Share of retained profits less losses during the year(b)	61	—	48	—	—		109
Currency translation adjustments and fair value movements	(18)	(3)	(11)	—	18		(14)

Carrying value as at 31 December 2011	611	580	918	887	48	(c)	3,044

(a)	Comprises impairments of continuing operations of $372m (2011: $nil) and discontinued operations of $43m (2011: $nil).
(b)	Comprises share of post-tax results for the year of $289m (2011: $269m) from continuing operations and $22m (2011: $20m) from discontinued operations, offset by share of dividends receivable by BG Group of $134m (2011: $180m).
(c)	Includes an available-for-sale investment in Drillsearch Energy Limited (2011: includes an available-for-sale investment in Senex Energy Limited).

In 2012 the Group acquired an 8.47% interest in Drillsearch Energy Limited, a company listed on the Australian Securities Exchange. This investment is classified as an available-for-sale financial asset and is measured at fair value, with movements in fair value recognised in other comprehensive income. The fair value of the investment has been determined by reference to quoted market prices. As at 31 December 2012, the fair value of this investment was $57m (2011: $nil).

In 2011 the Group owned an 8.09% interest in Senex Energy Limited, a company listed on the Australian Securities Exchange. This investment was classified as an available-for-sale financial asset and was measured at fair value, with movements in fair value recognised in other comprehensive income. The fair value of the investment was determined by reference to quoted market prices and as at 31 December 2011 the fair value was $47m. The Group disposed of this investment in 2012.

Analysis of BG Group’s share of assets, liabilities, income and expenses in joint ventures and associates is shown below:

as at 31 December	Joint ventures		Associates
	2012 $m	2011 $m	2012 $m	2011 $m
Share of assets – non-current assets	964	1,285	2,464	2,649
– current assets	151	168	319	492

	1,115	1,453	2,783	3,141

Share of liabilities – current liabilities	(97)	(156)	(181)	(341)
– non-current liabilities	(701)	(686)	(1,218)	(1,882)

	(798)	(842)	(1,399)	(2,223)

Share of net assets	317	611	1,384	918

for the year ended 31 December	Joint ventures		Associates
	2012 $m	2011 $m	2012 $m	2011 $m
Share of revenue	325	325	1,105	1,109
Share of operating costs	(225)	(231)	(741)	(729)

Share of operating profit	100	94	364	380

Share of finance costs	1	(1)	(37)	(57)
Share of tax	(20)	(17)	(97)	(110)
Share of post-tax results	81	76	230	213
Share of post-tax results from continuing operations	81	76	208	193

Share of post-tax results from discontinued operations	—	—	22	20

Further information on principal subsidiary undertakings, joint ventures and associates is given in note 28, page 127.

The Company	Subsidiary undertakings
	2012 $m	2011 $m
As at 1 January	3,878	3,832
Capital contribution(a)	74	77
Currency translation adjustments	178	(31)

As at 31 December	4,130	3,878

(a)	Represents the fair value of equity instruments granted to subsidiaries’ employees arising from equity-settled employee share schemes.

14.	INVENTORIES

The Group as at 31 December	2012 $m	2011 $m
Raw materials and consumables	452	458
Finished goods for resale	340	310

	792	768

15.	TRADE AND OTHER RECEIVABLES

as at 31 December	The Group		The Company
	2012 $m	2011 $m	2012 $m	2011 $m
Amounts falling due within one year
Trade receivables	2,304	2,443	—	—
Amounts owed by Group undertakings	—	—	3,750	4,381
Amounts owed by joint ventures and associates (see note 25, page 122)	45	40	—	—
Other receivables	833	735	—	—
Prepayments and accrued income	3,187	4,157	—	—

	6,369	7,375	3,750	4,381

Amounts falling due after more than one year
Trade receivables	376	368	—	—
Other receivables	520	327	—	—

	896	695	—	—

Total receivables	7,265	8,070	3,750	4,381

Trade receivables are stated net of provisions. When management considers the recovery of a receivable to be improbable, a provision is made against the carrying value of the receivable. The movement in this provision is as follows:

The Group	2012 $m	2011 $m
Provision as at 1 January	101	94
Charge for the year	—	7
Disposals	(41)	—

Provision as at 31 December	60	101

As at 31 December 2012, $849m (2011: $360m) of trade and other receivables were past due but not provided for; an analysis of these receivables is as follows:

The Group	2012 $m	2011 $m
Less than three months past due	277	114
Between three and six months past due	150	148
Between six and 12 months past due	326	42
More than 12 months past due	96	56

	849	360

Included within past due but not impaired receivables is a balance of $606m (2011: $171m) with Egypt General Petroleum Corporation (EGPC). Under repayment terms recently negotiated with EGPC, this balance is expected to be fully recovered by the end of 2015. The remaining balance relates to a diversified number of independent customers, $133m of which has been received post year end. For further information on the credit risk associated with trade receivables, including the EGPC balance, see note 19, page 111. There are no past due or impaired receivables in the Company (2011: $nil).

16.	CASH AND CASH EQUIVALENTS

	The Group		The Company
as at 31 December	2012 $m	2011 $m	2012 $m	2011 $m
Cash at bank and in hand	128	258	2	2
Cash equivalent investments	4,306	3,343	—	—

	4,434	3,601	2	2

Cash and cash equivalents comprise cash in hand, deposits with a maturity of three months or less and other short-term highly liquid investments that are readily convertible into known amounts of cash.

The effective interest rates of the Group’s cash equivalent investments as at 31 December 2012 were between nil% and 8.4% (2011: nil% and 10.8%). For further information on the interest rate composition of the Group’s financial assets see note 19, page 111.

17.	ASSETS HELD FOR SALE

The major classes of assets and liabilities classified as held for sale are as follows:

The Group as at 31 December	2012 $m	2011 $m
Goodwill	3	—
Other intangible assets	1	59
Property, plant and equipment	156	—
Investments in joint venture and associate entities	86	186
Inventories	6	—
Trade and other receivables	48	—
Cash and cash equivalents	86	—

Assets classified as held for sale	386	245

Trade and other payables	(105)	(7)
Current tax liabilities	(37)	—
Borrowings	—	(92)
Deferred income tax liabilities	(14)	—
Provisions for other liabilities and charges	(2)	—

Liabilities associated with assets classified as held for sale	(158)	(99)

Net assets classified as held for sale(a)	228	146

(a)	Includes cumulative currency translation adjustments of $(39)m (2011: $(20)m) and cumulative cash flow hedge reserves of $(38)m (2011: $nil) in respect of the above assets and liabilities deferred within other comprehensive income.

In September 2012, BG Group completed the sale of the initial tranche of 20% equity in the Quintero LNG regasification facility in Chile. The sale of the second tranche of 20% equity is expected to complete in 2013 and accordingly this investment was reclassified as held for sale as at 31 December 2012.

In October 2012, the Group reached agreement to sell its 65.12% interest in GGCL in India to GSPC Distribution Networks Limited, a subsidiary of Gujarat State Petroleum Corporation, and GGCL was reclassified as held for sale as at 31 December 2012. This agreement, which is subject to regulatory approval, is expected to complete during the first half of 2013.

In November 2012, the Group signed an agreement to dispose of its holding in the Bolivia-to-Brazil pipeline, which was reclassified as held for sale as at 31 December 2012. The sale of the Bolivia-to-Brazil pipeline completed in January 2013.

As at 31 December 2011, assets held for sale included BG Group’s interest in the Santa Rita and San Lorenzo power stations in the Philippines. In May 2012, the Group disposed of its interest in the two power stations to its partner, First Gen Corporation, for net cash proceeds of $360 million. This resulted in a pre and post-tax profit of $252 million.

As at 31 December 2011, assets held for sale also included other intangible assets which were subject to a sale and purchase agreement signed in 2011. The disposal did not complete and these assets were no longer classified as held for sale as at 31 December 2012. There was no significant impact on the results of operations in the current or prior years.

18.	BORROWINGS

The Group’s treasury policy, capital management and other borrowings information, disclosed in the cash flow and financing and capital sections on page 29 of the Financial review, form part of this note.

GROSS BORROWINGS

The Group as at 31 December	2012 $m	2011 $m
Amounts falling due within one year
Commercial paper and bonds	1,008	921
Bank loans and overdrafts	—	188
Obligations under finance leases	56	51

	1,064	1,160

Amounts falling due after more than one year
Bonds and other loans	11,871	10,558
Bank loans	250	1,067
Obligations under finance leases	2,322	2,352

	14,443	13,977

Gross borrowings	15,507	15,137

NET BORROWINGS(a)

The Group as at 31 December	2012 $m	2011 $m
Amounts falling due within one year
Cash and cash equivalents	4,434	3,601
Borrowings	(1,064)	(1,160)
Commodity contracts and other derivative financial instruments(b)	(71)	(45)

	3,299	2,396

Amounts falling due after more than one year
Borrowings	(14,443)	(13,977)
Non-current assets(c)	195	193
Commodity contracts and other derivative financial instruments(b)	325	52

	(13,923)	(13,732)

Net borrowings	(10,624)	(11,336)

(a)	Net borrowings are defined on page 141.
(b)	Commodity contracts and other derivative financial instruments comprise treasury financial derivatives of $254m (2011: $7m).
(c)	Non-current assets comprise a finance lease receivable of $195m (2011: $193m). See Note 19, page 111.

The following table shows a reconciliation of net borrowings:

The Group	2012 $m	2011 $m
Net borrowings as at 1 January	(11,336)	(6,973)
Net increase in cash and cash equivalents	891	1,111
Cash inflow from changes in borrowings	(1,189)	(5,452)
Inception of finance lease liabilities/assets	2	59
Foreign exchange and other re-measurements	(39)	(94)
Disposal of gross borrowings (See Note 7, page 102)	1,133	—
Movement in net borrowings classified as held for sale	(86)	13

Net borrowings as at 31 December	(10,624)	(11,336)

As at 31 December 2012, BG Group’s share of the net borrowings in joint ventures and associates amounted to approximately $1.3bn, including BG Group shareholder loans of approximately $0.7bn. These net borrowings are included in BG Group’s share of the net assets in joint ventures and associates.

MATURITY AND INTEREST RATE PROFILE OF THE GROUP’S BORROWINGS

The following tables analyse the Group’s gross borrowings. These are repayable as follows:

Gross borrowings (including obligations under finance leases)	Fixed rate borrowings		Total gross borrowings
	2012 $m	2011 $m	2012 $m	2011 $m
Within one year	56	52	1,064	1,160
Between one and two years	60	147	60	1,348
Between two and three years	413	65	413	204
Between three and four years	812	427	812	490
Between four and five years	67	830	1,002	905
After five years	11,424	9,304	12,156	11,030

	12,832	10,825	15,507	15,137

For the purpose of the table above, borrowings with an initial maturity within one year, such as commercial paper, are treated as floating rate.

As part of its interest rate risk strategy, the Group has entered into swaps. The disclosure above is presented after the effect of these swaps. Further information on the fair value of the swaps is included in note 19, page 111.

The effective post-swap interest rates as at 31 December 2012 were between 1% and 11.3% (2011: between 0.5% and 12%). For amounts falling due within one year the effective post-swap interest rates were between 1% and 11.3% (2011: between 0.5% and 12%). Post-swap fixed-rate borrowings mature between 2013 and 2072 (2011: mature between 2012 and 2041).

Obligations under finance leases pre-swap	Minimum lease payments		Obligations under finance leases
	2012 $m	2011 $m	2012 $m	2011 $m
Amounts due:
Within one year	141	149	56	51
Between one and five years	583	605	257	237
After five years	2,775	3,008	2,065	2,115
Less: future finance charges	(1,121)	(1,359)	—	—

	2,378	2,403	2,378	2,403

The Group has finance lease obligations in respect of LNG ships and infrastructure. These lease obligations expire between 2024 and 2037 (2011: expire between 2024 and 2037).

CURRENCY COMPOSITION OF THE GROUP’S BORROWINGS

The following table analyses the currency composition of the Group’s borrowings:

	2012 $m	2011 $m
Currency:
Pound Sterling	4,780	4,029
US Dollar	6,666	7,015
Euro	3,993	3,419
Brazilian Real	—	605
Other	68	69

	15,507	15,137

The disclosure above does not include the impact of certain currency swaps as these are separately recognised under IAS 39 and presented in note 19, page 111. As at 31 December 2012, the Group had swapped $2,395m (2011: $2,173m) of Pound Sterling borrowings into US Dollars, $3,993m (2011: $3,419m) of Euro borrowings into US Dollars, $nil (2011: $399m) of US Dollar borrowings into Brazilian Reais and $54m (2011: $56m) of other currencies into US Dollars.

COMPOSITION OF THE GROUP’S UNDRAWN COMMITTED FACILITIES

The Group has undrawn committed borrowing facilities, in respect of which all conditions have been met, as follows:

	2012 $m	2011 $m
Expiring:
Between one and two years	—	2,320
Between three and four years	2,180	—
Between four and five years	3,540	2,180
After five years	—	49

	5,720	4,549

19.	FINANCIAL INSTRUMENTS

TREASURY INSTRUMENTS

The Group is exposed to credit risk, interest rate risk, exchange rate risk and liquidity risk. As part of its business operations, the Group uses derivative financial instruments (derivatives) in order to manage exposure to fluctuations in interest rates and exchange rates. The Group enters into interest rate derivatives to manage the fixed and floating composition of its debt. The Group enters into currency exchange rate derivatives to hedge certain currency cash flows and to adjust the currency composition of its assets and liabilities. Certain agreements are combined currency and interest swap transactions, described as cross-currency interest rate derivatives. The Group’s policy is to enter into interest or currency exchange rate derivatives only where these are matched by an underlying asset, liability or transaction.

Further information on treasury risks is contained in the Principal risks and uncertainties section, pages 32 to 37.

COMMODITY INSTRUMENTS

Within the ordinary course of business the Group routinely enters into sale and purchase transactions for commodities. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of the commodity in accordance with the Group’s expected sale, purchase or usage requirements. Such contracts are not within the scope of IAS 39.

Certain gas sales contracts fall within the scope of IAS 39. These contracts include pricing terms that are based on a variety of commodities and indices. They are recognised in the balance sheet at fair value with movements in fair value recognised in the income statement.

Certain short-term market traded contracts for the purchase and subsequent resale of third-party commodities are within the scope of IAS 39 and are recognised in the balance sheet at fair value with movements in fair value recognised in the income statement. The Group uses various commodity-based derivative instruments to manage some of the risks arising from fluctuations in commodity prices. Such contracts include physical and net-settled forwards, futures, swaps and options. Where these derivatives have been designated as cash flow hedges of underlying commodity price exposures, certain gains and losses attributable to these instruments are deferred in other comprehensive income and subsequently recognised in the income statement when the underlying hedged transaction crystallises. Commodity derivatives that are not part of a hedging relationship are recognised in the balance sheet within Other commodity derivatives at fair value, with movements in fair value recognised in the income statement.

Further information on commodity price exposure is contained in the Principal risks and uncertainties section, pages 32 to 37.

AMOUNTS RECOGNISED IN RESPECT OF FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

The Group as at 31 December	2012		2011
	Assets $m	Liabilities $m	Assets $m	Liabilities $m
Included in the balance sheet:
Interest rate derivatives	210	(161)	188	(131)
Currency exchange rate derivatives	23	(41)	94	(102)
Cross-currency interest rate derivatives	351	(128)	141	(183)
Gas contracts	—	(249)	1	(375)
Other commodity derivatives	77	(191)	273	(1,250)

	661	(770)	697	(2,041)

As at 31 December 2012, the Group also held non-derivative available-for-sale financial assets of $58m (2011: $47m) which are recognised in the balance sheet at fair value.

As at 31 December 2012, the Group had deposited cash of $279m (2011: $758m) and received cash of $57m (2011: $19m) in respect of collateral and margin payments associated with the use of commodity derivatives.

Derivative financial instruments classified as held-for-trading are presented within current assets and current liabilities. All other derivative financial instruments are classified as current or non-current according to the remaining maturity of the derivative.

	2012		2011
	Assets $m	Liabilities $m	Assets $m	Liabilities $m
Expiring:
Within one year	129	(423)	331	(1,345)
Between one and five years	243	(221)	123	(542)
After five years	289	(126)	243	(154)

	661	(770)	697	(2,041)

The notional principal amounts of derivative financial instruments are as follows:

	2012				2011
	Within one year $m	Between one and five years $m	After five years $m	Total $m	Within one year $m	Between one and five years $m	After five years $m	Total $m
Expiring:
Interest rate derivatives	997	2,164	2,024	5,185	396	2,320	2,814	5,530
Currency exchange rate derivatives	1,861	355	—	2,216	2,542	1,612	—	4,154
Cross-currency interest rate derivatives	2,105	1,746	4,034	7,885	393	2,317	4,214	6,924
Other commodity derivatives	22,882	6,926	370	30,178	28,479	9,231	516	38,226

The notional principal amounts of long-term gas contracts are $524m (2011: $658m). The amounts in respect of other commodity derivatives represent the gross combination of notional principals relating to all purchase and sale contracts and accordingly do not show the extent to which these contracts may offset. These notional principal amounts give an indication of the scale of derivatives held, but do not reflect the risks that the Group is exposed to from their use.

VALUATION

All financial instruments that are initially recognised and subsequently re-measured at fair value have been classified in accordance with the hierarchy described in IFRS 7 ‘Financial Instruments: Disclosures’.

Fair value measurement hierarchy

The fair value hierarchy, described below, reflects the significance of the inputs used to determine the valuation of financial assets and liabilities measured at fair value.

Level 1 fair value measurements are those derived directly from quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 fair value measurements are those including inputs other than quoted prices included within Level 1 that are observable for the asset or liability directly or indirectly. The fair value of the Group’s interest rate and currency exchange rate derivatives and the majority of the Group’s commodity derivatives are calculated from relevant market prices and yield curves at the balance sheet date and are therefore based solely on observable price information. These instruments are not directly quoted in active markets and are accordingly classified as Level 2 in the fair value hierarchy.

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data.

Where observable market valuations of commodity contracts are unavailable, the fair value on initial recognition is the transaction price and is subsequently determined using the Group’s forward planning assumptions for the price of gas, other commodities and indices. Due to the assumptions underlying their fair value, certain gas contracts are categorised as Level 3 in the fair value hierarchy. One of the assumptions used for their valuation is that observable commodity prices are liquid for four years (2011: four years). Beyond this period a $101 per barrel (2011: $103 per barrel) Brent oil price, subject to annual inflation of 3.0% (2011: 3.0%), has been used. The fair values of the long-term commodity contracts are then calculated using the market yield curve at the balance sheet date.

As at 31 December 2012, the potential pre-tax change in the fair value of gas contracts, assuming a $10 per barrel change in the Brent price assumption, was $4m (2011:$19m).

The Group	Financial assets				Financial liabilities
as at 31 December 2012	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Interest rate derivatives	—	210	—	210	—	(161)	—	(161)
Currency exchange rate derivatives	—	23	—	23	—	(41)	—	(41)
Cross-currency interest rate derivatives	—	351	—	351	—	(128)	—	(128)
Long-term gas contracts	—	—	—	—	—	(243)	(6)	(249)
Other commodity derivatives	4	52	21	77	(116)	(52)	(23)	(191)

	4	636	21	661	(116)	(625)	(29)	(770)

	Financial assets				Financial Liabilities
as at 31 December 2011	Level 1 $m	Level 2 $m	Level 3 $m	Total $m	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Interest rate derivatives	—	188	—	188	—	(131)	—	(131)
Currency exchange rate derivatives	—	94	—	94	—	(102)	—	(102)
Cross-currency interest rate derivatives	—	141	—	141	—	(183)	—	(183)
Long-term gas contracts	—	—	1	1	—	(305)	(70)	(375)
Other commodity derivatives	19	221	33	273	(517)	(708)	(25)	(1,250)

	19	644	34	697	(517)	(1,429)	(95)	(2,041)

As at 31 December 2012, the Group also held available-for-sale financial assets of $58m (2011: $47m), the fair value of which is determined using Level 1 fair value measurements.

Level 3 fair value measurements

The movements in the year associated with financial assets and liabilities, measured at fair value and determined in accordance with Level 3, is shown below.

	Long-term gas contracts		Other commodity derivatives		Total
	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Fair value as at 1 January	(69)	(26)	8	(4)	(61)	(30)
Total gains or losses recognised in the income statement	(7)	(52)	(4)	5	(11)	(47)
Reclassification to Level 2	70	—	6	1	76	1
Settlements	—	7	(12)	6	(12)	13
Currency translation adjustments	—	2	—	—	—	2

Fair value as at 31 December	(6)	(69)	(2)	8	(8)	(61)

Reclassifications to Level 2 during 2012 and 2011 are attributable to contracts now maturing within the four-year liquid period for observable commodity prices.

Total gains or losses recognised in the income statement are presented in Other operating income. All gains or losses for the period are related to financial assets and liabilities held at 31 December 2012. All gains or losses for the period ended 31 December 2011 related to financial assets and liabilities held at 31 December 2011. A reasonably foreseeable change in the valuation assumptions underlying other commodity derivatives classified as Level 3 would not significantly change their fair value measurement.

FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS

The Group	2012 $m	2011 $m
Included in the income statement(a):
Interest rate and currency exchange rate derivatives not in a designated hedge relationship	(113)	(111)
Interest rate derivatives designated as fair value hedges	15	209
Cross-currency interest rate derivatives designated as fair value hedges	(44)	52
Commodity derivatives designated as fair value hedges	16	19
Ineffectiveness on cash flow hedges	3	20
Ineffectiveness on net investment hedges	(6)	26
Long-term gas contracts (see note 1, page 93)	140	55
Other commodity derivatives not in a designated hedge relationship	120	100
Continuing operations	131	370
Discontinued operations	8	(29)
	139	341

(a)	Includes $20m gain (2011: $16m) recognised as Other operating income within Business performance.

Fair value gains of $8m (2011: $20m) on available-for-sale financial assets are included within other comprehensive income. For further information, see note 13, page 106.

HEDGE ACCOUNTING

In line with the Group’s risk management policies, certain derivative and non-derivative instruments are designated as hedges of currency, interest rate and commodity price exposures in accordance with IAS 39. Further information can be found in the Principal risks and uncertainties section, pages 32 to 37.

Fair value hedges

As at 31 December 2012, the Group held a number of interest rate swaps and cross-currency interest rate swaps designated as hedges of the fair value risk associated with the Group’s fixed rate debt. The Group also held a number of commodity derivatives designated as hedges of the fair value risk associated with fixed price firm sales commitments. The hedged items and the related derivatives have the same critical terms to ensure that they are an effective hedge under IAS 39. The fair value of derivative instruments designated as fair value hedges outstanding as at 31 December 2012 is $72m (2011: $128m). During 2012, adjustments of $(12)m (2011: $(290)m) have been made to hedged items in respect of the risks being hedged.

Cash flow hedges

The Group has forward commodity contracts, currency exchange rate derivatives and interest rate derivatives designated as hedges of highly probable forecast purchases and sales, and of interest flows and currency exposure on Group debt. As at 31 December 2012, an unrealised pre-tax loss of $228m (2011: $777m) was deferred in other comprehensive income in respect of effective cash flow hedges. The hedged transactions are expected to occur within 25 years (2011: 26 years) and the associated gains and losses deferred in other comprehensive income will be released to the income statement as the underlying transaction crystallises. As at 31 December 2012, deferred pre-tax losses of $96m (2011: $605m) are expected to be released to the income statement within one year. The fair value of derivative instruments designated as cash flow hedges outstanding as at 31 December 2012 is $(210)m (2011: $(801)m). During 2012, certain forecast commodity sales for which cash flow hedge accounting was used were no longer expected to occur. This resulted in the transfer of a pre-tax gain of $47m (2011: $29m) from other comprehensive income to the income statement.

Page 88 identifies the amounts that have been transferred from other comprehensive income in respect of transactions completed during the year. These items are reported within the income statement or non-current assets to match against the underlying transaction.

Hedges of net investments in foreign operations

As at 31 December 2012, certain borrowings and currency derivatives have been designated as hedges of the currency risk associated with net investments in foreign operations. The portion of gains or losses on the hedging instruments determined to be an effective hedge are transferred to other comprehensive income to offset the gains or losses arising on the retranslation of net investments in foreign subsidiaries. The pre-tax gain on effective hedging instruments deferred within other comprehensive income as at 31 December 2012 is $331m (2011: $296m loss). The fair value of financial instruments designated as hedges of net investments in foreign operations outstanding as at 31 December 2012 is $(4,885)m (2011: $(4,838)m).

FINANCIAL ASSETS (EXCLUDING NON-INTEREST BEARING SHORT-TERM RECEIVABLES)

The Group’s financial assets consist of cash and cash equivalents of $4,434m (2011: $3,601m), loans made to joint ventures and associates of $715m (2011: $1,467m), a finance lease receivable of $195m (2011: $193m), available-for-sale assets of $58m (2011: $47m), other long-term investments of $nil (2011: $1m), receivables due within one year of $813m (2011: $215m) and receivables due after more than one year of $599m (2011: $443m).

The currency and interest rate profile of financial assets is as follows:

The Group	2012				2011
	Fixed rate financial assets $m	Floating rate financial assets $m	Non-interest bearing assets $m	Total $m	Fixed rate financial assets $m	Floating rate financial assets $m	Non-interest bearing assets $m	Total $m
Currency:
Pound Sterling	—	6	335	341	—	14	349	363
US Dollar	254	5,963	2	6,219	245	4,987	13	5,245
Other	—	191	63	254	—	283	76	359

	254	6,160	400	6,814	245	5,284	438	5,967

Within floating rate financial assets, cash and cash equivalents earn interest at the relevant market rates. Periodic interest rate determinations in respect of floating rate loans to joint ventures and associates generally comprise London Interbank Offered Rate (LIBOR) plus or minus an agreed margin. As at 31 December 2012, floating rate receivables and loans to joint ventures and associates had an effective interest rate of between 1.46% and 4.11% (2011: between 0.84% and 4.12%) and are expected to expire between 2015 and 2020 (2011: between 2012 and 2023). The maturity profile of non-interest bearing loans to joint ventures and associates cannot be practicably estimated as repayments are based on the performance of the individual joint venture or associate.

As at 31 December 2012, fixed rate assets include a finance lease receivable associated with an onshore Liquefied Petroleum Gas (LPG) plant in Tunisia of $195m (2011: $193m) which expires in 2016 (2011: expires in 2016) and has an effective interest rate of 14.2% (2011: 14.5%) and other fixed rate receivables of $59m (2011: $52m) which are expected to expire in 2022 (2011: expire in 2022) and have effective interest rates of 6% (2011: 6%).

Finance lease receivable	Minimum lease payments		Net investment in finance leases
	2012 $m	2011 $m	2012 $m	2011 $m
Amounts receivable:
Within one year	39	40	8	5
Between one and five years	300	319	187	188
After five years	—	—	—	—
Less: future finance charges	(144)	(166)	—	—

	195	193	195	193

FAIR VALUES OF OTHER FINANCIAL INSTRUMENTS

The following financial instruments are measured at historic or amortised cost:

The Group	2012		2011
	Book value $m	Fair value $m	Book value $m	Fair value $m
Financial instruments held or issued to finance the Group’s operations:
Short-term borrowings	(1,064)	(1,064)	(1,160)	(1,160)
Long-term borrowings	(14,443)	(15,911)	(13,977)	(14,774)
Cash and cash equivalents	4,434	4,434	3,601	3,601
Short-term receivables	3,182	3,182	3,218	3,218
Short-term payables	(1,599)	(1,599)	(1,754)	(1,754)
Other financial liabilities	(2)	(2)	(62)	(62)
Other financial assets	1,567	1,701	2,151	2,304

The fair value of cash and cash equivalents (current asset investments and cash at bank and in hand), short-term receivables and short-term payables approximates book value due to the short maturity of these instruments. The fair values of fixed rate borrowings and joint venture and associate loans have been estimated based on quoted market prices where available, or by discounting all future cash flows by the relevant market yield curve at the balance sheet date. The fair values of floating rate borrowings and joint venture and associate loans approximate book value as interest rates on these instruments reset on a frequent basis. Fair values have not been obtained for the non-interest bearing loans to joint ventures and associates as repayment of these loans is linked to the performance of the individual joint venture or associate and other considerations and it is therefore not practicable to assign fair values.

THE COMPANY

The Company’s financial instruments are all denominated in Pounds Sterling and consist of short-term receivables of $3,750m (2011: $4,381m), short-term payables of $40m (2011: $55m) and cash and cash equivalents of $2m (2011: $2m). Short-term receivables comprise amounts owed by Group undertakings, of which $3,746m (2011: $4,376m) earns interest at LIBOR minus an agreed margin. The remaining short-term receivables of $4m (2011: $5m) were non-interest bearing. Short-term payables are contractually payable within one year and are non-interest bearing. The fair value of the financial instruments approximates book value.

FINANCIAL RISK FACTORS

The principal financial risks arising from financial instruments are commodity price risk, exchange rate risk, interest rate risk and credit and liquidity risk. A description of these principal risks is outlined in the Principal risks and uncertainties section, pages 32 to 37. Additional quantitative information and market sensitivities in relation to certain principal market risks are included in the following sections.

Liquidity risk

The Group limits the amount of borrowings maturing within any specific period and the Group’s financial assets are primarily held as short-term, highly liquid investments that are readily convertible into known amounts of cash. These measures reduce liquidity risk. The Group proposes to meet its financing commitments from the operating cash flows of the business, existing cash and cash equivalent investments, funding from ongoing portfolio rationalisation plus borrowings from a range of sources which are expected to include money and debt capital markets, government lending agencies and existing committed lines of credit. The undiscounted contractual cash flows receivable/(payable) under financial instruments as at the balance sheet date are as follows:

The Group as at 31 December 2012	Within one year $m	Between one and two years $m	Between two and five years $m	After five years $m	Total $m
Non-derivative financial liabilities
Borrowings	(1,686)	(667)	(3,890)	(27,501)	(33,744)
Short-term payables	(1,599)	—	—	—	(1,599)
Other financial liabilities	—	—	—	(2)	(2)
	(3,285)	(667)	(3,890)	(27,503)	(35,345)
Outflows from derivative financial instruments
Currency and interest rate derivatives	(2,013)	(449)	(196)	(690)	(3,348)
Gross-settled commodity derivatives	(1,185)	(197)	(306)	—	(1,688)
Net-settled commodity derivatives	(149)	(30)	(8)	—	(187)
	(3,347)	(676)	(510)	(690)	(5,223)
Non-derivative financial assets and inflows from derivative financial instruments	11,202	1,708	1,160	1,629	15,699

Total as at 31 December 2012	4,570	365	(3,240)	(26,564)	(24,869)

The Group as at 31 December 2011	Within one year $m	Between one and two years $m	Between two and five years $m	After five years $m	Total $m
Non-derivative financial liabilities
Borrowings	(1,759)	(1,878)	(3,099)	(15,655)	(22,391)
Short-term payables	(1,754)	—	—	—	(1,754)
Other financial liabilities	—	—	—	(62)	(62)
	(3,513)	(1,878)	(3,099)	(15,717)	(24,207)
Outflows from derivative financial instruments
Currency and interest rate derivatives	(2,885)	(1,935)	(637)	(1,611)	(7,068)
Gross-settled commodity derivatives	(1,124)	(230)	(20)	—	(1,374)
Net-settled commodity derivatives	(532)	(15)	(1)	—	(548)
	(4,541)	(2,180)	(658)	(1,611)	(8,990)
Non-derivative financial assets and inflows from derivative financial instruments	12,205	3,564	2,154	3,128	21,051

Total as at 31 December 2011	4,151	(494)	(1,603)	(14,200)	(12,146)

Credit risk

Credit risk is managed on a Group basis. Credit risk in financial instruments arises from cash and cash equivalents and derivative financial instruments, as well as credit exposures of commercial counterparties including exposures in respect of outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum long-term credit rating of ‘A’ are normally accepted as a counterparty and credit limits are established based primarily on the credit ratings, although other credit assessment factors that determine credit quality including the external environment are taken into account when considering the awarding of or maintenance of a limit. Similarly if a commercial counterparty is independently credit rated, the rating is primarily used to determine credit quality and limits with other relevant assessment factors also considered. If there is no independent credit rating, credit quality is assessed in accordance with credit policies which take account of the counterparty’s financial position and other similar factors. Exposures are monitored by the relevant Group businesses and at a Group level.

As at 31 December 2012, the Group’s maximum credit risk exposure (after the impact of any netting arrangements) under interest rate related derivatives was $78m (2011: $84m), currency derivatives $295m (2011: $66m) and commodity related derivatives $43m (2011: $209m). The Group’s credit risk exposure under receivables and other financial assets is represented by the book values. The Group considers its portfolio for credit related concentration risks where risks may result from strategic investments, commercial relationships or sales of product in a variety of locations. Mitigation may be considered where appropriate to diversify or reduce risk profile. Following an agreement signed with Egypt General Petroleum Corporation (EGPC) in 2011, the repayment of the Group’s receivable balance in respect of domestic gas sales is partly linked to production levels, in particular the volume of gas allocated for export as LNG. As at 31 December 2012, this receivable balance was $1.3bn, of which $0.6bn was overdue. Under repayment terms recently negotiated with EGPC, and based upon post-investment forecast production levels, the existing $1.3bn receivable balance is expected to be fully recovered by the end of 2015, and all future receivables would be current by 2017.

However, the recoverability of the receivable balances within these timeframes depends on the business environment in Egypt, together with the outcome of negotiations with EGPC, reservoir performance, the Group’s continued investment plans and the successful operational delivery of those plans.

Market risk

Financial instruments used by the Group that are affected by market risks primarily comprise cash and cash equivalents, borrowings and derivative contracts. The principal market variables that affect the value of these financial instruments are UK and US interest rates, US Dollar to Pound Sterling exchange rates, UK and US gas prices, and Japan Custom-cleared Crude (JCC) and Brent oil prices. The table below illustrates the indicative post-tax effects on the income statement and other comprehensive income of applying reasonably foreseeable market movements to the Group’s financial instruments at the balance sheet date.

The Group	Market movement		Business performance		Disposals, re-measurements and impairments		Other comprehensive income
	2012	2011	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
UK interest rates	+150 basis points	+150 basis points	(7)	(7)	(17)	(6)	(246)	(185)
US interest rates	+100 basis points	+100 basis points	19	15	142	(1)	225	309
US$/UK£ exchange rates	+20 cents	+20 cents	—	—	(681)	(31)	1,019	847
UK gas prices	+15 pence/therm	+15 pence/therm	—	(7)	(123)	(206)	—	—
US gas prices	+1 $/mmbtu	+1 $/mmbtu	(1)	(10)	62	57	(1)	43
JCC/Brent prices	+10 $/bbl	+10 $/bbl	—	—	(27)	(16)	—	(120)

The Company
UK interest rates	+150 basis points	+150 basis points	43	49	—	—	—	—

The above sensitivity analysis is based on the Group’s financial assets, liabilities and hedge designations as at the balance sheet date and indicates the effect of a reasonable increase in each market variable. The effect of a corresponding decrease in these variables is approximately equal and opposite. The following assumptions have been made:

a.	the sensitivity includes a full year’s change in interest payable and receivable from floating rate borrowings and investments based on the post-swap amounts and composition as at the balance sheet date;

b.	fair value changes from derivative instruments designated as cash flow or net investment hedges are considered fully effective and are recorded in other comprehensive income;

c.	fair value changes from derivative instruments designated as fair value hedges are considered fully effective and entirely offset by adjustments to the underlying hedged item; and

d.	fair value changes from derivatives not in a hedge relationship are recorded in the income statement.

20.	TRADE AND OTHER PAYABLES

	The Group		The Company
as at 31 December	2012 $m	2011 $m	2012 $m	2011 $m
Amounts falling due within one year
Trade payables	1,210	1,332	—	—
Amounts owed to Group undertakings	—	—	40	50
Amounts owed to joint ventures and associates (see note 25, page 122)	88	85	—	—
Other payables(a)	301	337	—	5
Accruals and deferred income	3,702	3,588	—	—

	5,301	5,342	40	55
Amounts falling due after more than one year
Other payables	2	62	—	—
Accruals and deferred income	121	10	—	—
	123	72	—	—

Total payables	5,424	5,414	40	55

(a)	As at 31 December 2012, Group payables include $26m (2011: $40m) relating to share-based payment transactions, of which $8m (2011: $14m) relates to awards that have already vested, and $135m (2011: $126m) relates to amounts provided in 2012 for payments to eligible employees under bonus schemes, including the BG Group Annual Incentive Scheme (AIS).

21.	PROVISIONS FOR OTHER LIABILITIES AND CHARGES

	Decommissioning		Other		Total
The Group	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
As at 1 January	3,128	1,424	475	388	3,603	1,812
Charge for the year	—	33	134	144	134	177
Unwinding of discount	95	57	9	9	104	66
Additions	545	1,111	30	28	575	1,139
Change in discount rate	—	541	—	—	—	541
Business combinations	—	51	—	—	—	51
Disposals	(46)	—	(30)	—	(76)	—
Foreign exchange and other adjustments	82	(31)	—	(12)	82	(43)
Amounts used	(37)	(45)	(203)	(45)	(240)	(90)
Unused provisions credited to the income statement	—	(13)	—	(37)	—	(50)

As at 31 December	3,767	3,128	415	475	4,182	3,603

Provisions expected to fall due within one year amount to $258m (2011: $199m).

A brief description of each provision together with estimates of the timing of expenditure is given below:

DECOMMISSIONING COSTS

The estimated cost of decommissioning at the end of the producing lives of fields is reviewed at least annually and engineering estimates and reports are updated periodically. Provision is made for the estimated cost of decommissioning at the balance sheet date, to the extent that current circumstances indicate BG Group will ultimately bear this cost. The payment dates of total expected future decommissioning costs are uncertain, but are currently anticipated to be between 2013 and 2060.

OTHER

The balance as at 31 December 2012 includes provisions for onerous contracts of $149m (2011: $165m), field-related payments of $53m (2011: $70m), insurance costs of $52m (2011: $53m) and costs associated with acquisitions, disposals and restructuring of $122m (2011: $106m). The payment dates are uncertain, but are expected to be between 2013 and 2018.

A provision for onerous contracts was recognised in 2007 in respect of capacity contracts in the Interconnector pipeline, retained following disposal of the Group’s 25% equity in Interconnector (UK) Limited. The obligation associated with these contracts extends to 2018.

22.	DEFERRED TAX

Deferred taxes are calculated in full on temporary differences under the liability method using currently enacted or substantively enacted tax rates. The net movement in deferred tax assets and liabilities is shown below:

The Group	2012 $m	2011 $m
Net deferred tax liability as at 1 January	3,372	2,616
(Disposals)/business combinations	(125)	24
Charge for the year(a)	209	835
Charges/(credit) on fair value movements taken to other comprehensive income	298	(74)
Charge to equity in respect of share-based payments	24	12
Currency translation adjustments and other movements	94	(41)
Transferred to assets held for sale	(14)	—

Net deferred tax liability as at 31 December	3,858	3,372

(a)	Includes $34m credit (2011: $100m) for discontinued operations.

An analysis of the movements in deferred tax assets and liabilities is shown below. Deferred tax assets and liabilities are only offset if they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.

The Group	Accelerated capital allowances $m	Deferred petroleum revenue tax $m	Provisions $m	Retirement benefit obligations $m	Unused tax losses $m	Other temporary differences $m	Total $m
Deferred tax assets
As at 1 January 2011	361	—	(36)	(50)	(580)	(213)	(518)
Charge/(credit) for the year	300	—	(46)	15	(273)	(27)	(31)
Credit to equity	—	—	—	—	—	(68)	(68)
Currency translation adjustments and other movements	(17)	—	5	—	20	20	28

As at 31 December 2011	644	—	(77)	(35)	(833)	(288)	(589)

Charge/(credit) for the year	(12)	—	(69)	10	(285)	(179)	(535)
Charge to equity	—	—	—	—	—	328	328
Currency translation adjustments and other movements	(8)	—	11	—	5	10	18

As at 31 December 2012	624	—	(135)	(25)	(1,113)	(129)	(778)

Deferred tax liabilities
As at 1 January 2011	5,406	146	(437)	(27)	(1,888)	(66)	3,134
Business combinations	6	18	—	—	—	—	24
Charge/(credit) for the year	1,628	9	(659)	(4)	(56)	(52)	866
Charge to equity	—	—	—	—	—	6	6
Currency translation adjustments and other movements	(35)	(2)	17	4	1	(54)	(69)

As at 31 December 2011	7,005	171	(1,079)	(27)	(1,943)	(166)	3,961

Disposals	—	—	19	27	—	(171)	(125)
Transferred to assets held for sale	(14)	—	—	—	—	—	(14)
Charge/(credit) for the year	922	30	(47)	—	(46)	(115)	744
Credit to equity	—	—	—	—	—	(6)	(6)
Currency translation adjustments and other movements	129	8	(37)	—	(12)	(12)	76

As at 31 December 2012	8,042	209	(1,144)	—	(2,001)	(470)	4,636

Net deferred tax liability as at 31 December 2012	8,666	209	(1,279)	(25)	(3,114)	(599)	3,858

Net deferred tax liability as at 31 December 2011	7,649	171	(1,156)	(62)	(2,776)	(454)	3,372

The amount of the deferred tax asset of $778m (2011: $589m) expected to be recovered after more than 12 months is $573m (2011: $562m). The deferred tax liability of $4,636m (2011: $3,961m) is shown after the offset of certain deferred tax assets relating to the same fiscal authority; the liability prior to such offset is $8,515m (2011: $7,610m). The net amount expected to be settled after more than 12 months is $4,551m (2011: $3,943m).

The aggregate amount of temporary differences associated with undistributed earnings of subsidiaries, joint ventures and associates, for which deferred tax liabilities have not been recognised, is approximately $5.9bn (2011: $5.0bn). No liability has been recognised in respect of these differences either because no liability is expected to arise on distribution under applicable tax legislation or because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductable temporary differences, unutilised tax losses and unused tax credits to the extent that realisation of the related tax benefit through future taxable income is probable. To determine the future taxable income, reference is made to the latest available profit forecasts. This requires assumptions regarding future profitability and is therefore inherently uncertain. The Group has unrecognised deductible temporary differences of $896m (2011: $1,004m) and unrecognised tax losses of $2,802m (2011: $1,380m) to carry forward against future taxable income. To the extent unutilised, $283m of these losses will expire by 2017. In addition, the Group has unrecognised capital losses of $183m (2011: $162m); these tax losses can only be offset against specific types of future capital gains. The Group also has unrecognised overseas tax credits of $393m (2011: $521m).

As at 31 December 2012, the Company had a deferred tax asset of $12m (2011: $9m).

23.	CALLED UP SHARE CAPITAL

	Number of shares
as at 31 December	2012 m	2011 m	2012 $m	2011 $m
Issued and fully paid up
Equity:
Ordinary shares of 10p each	3,614	3,611	578	577

During the year, the Company allotted 3.44m ordinary shares of 10p each (2011: 4.98m ordinary shares) with an aggregate nominal value of $543,363 (2011: $794,870) in connection with exercises of share options issued under the Company Share Option Scheme (CSOS), the Sharesave Scheme and the Sharesave Plan. The consideration received on these allotments amounted to $36m (2011: $48m).

At 31 December 2012, the Company held 215.2m (2011: 217.0m) of its own shares. The market value of these shares as at 31 December 2012 was $3,544m (2011: $4,643m). The Company made the following transactions in respect of its own shares:

(i)	During 2012, the Company purchased 0.7m (2011: 1.1m) of its own ordinary shares for the Long-Term Incentive Plan (LTIP). The shares purchased, for aggregate consideration of $16m (2011: $26m) including transaction costs, had a nominal value of $103,910 (2011: $174,031) and represented less than 0.1% (2011: less than 0.1%) of the called up share capital at 31 December 2012.

(ii)	During 2012, the Company transferred 2.4m (2011: 3.6m) of its ordinary shares to eligible employees in accordance with the terms of the Share Incentive Plan and the LTIP. The shares transferred had a nominal value of $378,561 (2011: $589,872) and represented approximately 0.1% (2011: 0.1%) of the called up share capital at 31 December 2012. The cost of shares transferred was $38m (2011: $45m).

(iii)	The maximum number of shares held during the year was 217.3m ordinary shares (2011: 220.6m), representing approximately 6.0% (2011: 6.1%) of the called up share capital at 31 December 2012, and having a nominal value of $34,719,201 (2011: $35,815,859).

24.	COMMITMENTS AND CONTINGENCIES

A)	CAPITAL EXPENDITURE

As at 31 December 2012, the Group had contractual commitments for future capital expenditure amounting to $8,807m (2011: $11,866m) of which $8,268m related to acquisition of property, plant and equipment

(2011: $11,272m) and $539m related to intangible exploration assets (2011: $594m). As at 31 December 2012, BG Group’s joint ventures and associates had placed contracts for capital expenditure, BG Group’s share of which amounted to $5,647m (2011: $3,545m).

Included in the amount for contractual commitments for future capital expenditure is $2,181m (2011: $3,397m) relating to commitments under operating leases split between amounts due within one year $1,050m (2011: $1,469m) and amounts due between one and five years $1,131m (2011: $1,928m).

As at 31 December 2012, the contractual commitments for future capital expenditure related to the Company were $nil (2011: $nil).

B)	DECOMMISSIONING COSTS ON DISPOSED ASSETS

BG Group has contingent liabilities in respect of the future decommissioning costs of gas and oil assets disposed of to third parties should they fail to meet their remediation obligations. The amounts of future costs associated with these contingent liabilities could be significant. The Group has obtained indemnities and/or letters of credit against the estimated amount of certain of these potential liabilities.

C)	FUTURE EXPLORATION AND DEVELOPMENT COSTS

As at 31 December 2012, certain petroleum licences and contractual agreements in which BG Group has an interest contained outstanding obligations to incur exploration and development expenditure, some of which were firm commitments and others contingent. The uncontracted cost attributable to the Group in respect of these firm commitments is estimated to be $858m (2011: $579m).

D)	LEASE COMMITMENTS

Commitments under operating leases to be expensed to the income statement as at 31 December were as follows:

	Land and buildings		Vessels and other		Total
The Group	2012 $m	2011 $m	2012 $m	2011 $m	2012 $m	2011 $m
Amounts due:
Within one year	90	83	511	336	601	419
Between one and five years	256	249	2,988	1,976	3,244	2,225
After five years	297	311	3,809	1,578	4,106	1,889

	643	643	7,308	3,890	7,951	4,533

Certain expenditure under operating leases is recovered from third parties under partnership agreements and is excluded from the table above.

Included within land and buildings are two operating leases over BG Group’s headquarters located in the UK. The leases expire in 2026. The Group also sub-leases a building at the Lake Charles LNG facility to third parties. Total future minimum lease rentals receivable by the Group under this lease were $2m as at 31 December 2012 (2011: $2m).

Included within Vessels and other are operating leases over LNG ships, oil tankers and floating production storage and offloading. The last of these leases expires in 2031 (2011: expires in 2031). The Group occasionally sub-leases one of its vessels to third parties (2011: one vessel). Total future minimum lease rentals receivable by the Group under this lease were $nil as at 31 December 2012 (2011: $1m).

As at 31 December 2012, the Company had $nil commitments under operating leases (2011: $nil).

E)	LEGAL PROCEEDINGS

Italian criminal charges were brought in 2008 against certain current and former employees and consultants of BG Group in connection with allegations of improper conduct associated with the authorisation process for the planned Brindisi LNG S.p.A. (Brindisi LNG) regasification terminal. BG Italia S.p.A. (BG Italia), a wholly owned subsidiary of BG Group, was also charged in relation to some of these allegations under Italian Legislative Decree No. 231/2001, an Italian anti-corruption statute which imposes liability on corporate entities under certain circumstances in the event certain criminal acts are committed by management or employees of the company.

Charges were also brought against certain former directors of Brindisi LNG, a wholly owned subsidiary of BG Italia, who were alleged to have unlawfully permitted the occupation and alteration of public land, namely the port area in Brindisi where the regasification terminal is due to be constructed, as a result of improperly authorised permits. The charges in relation to this offence against some of these former directors were extinguished via an “Oblazione” granted by the Brindisi court. This decision was challenged by the Supreme Court, who remitted the matter back to the Brindisi Court. In May 2012, the Brindisi Court declared these charges to be time-barred.

The Brindisi Court also issued its verdict in relation to the other criminal charges. The charges against BG Italia were declared time-barred. A former BG director was convicted of abusive land occupation and sentenced to five months imprisonment (although the sentence is suspended subject to appeal). The project site has been confiscated (although it remains seized subject to appeal). BG Italia submitted an appeal in October 2012 as did the public prosecutor.

The Municipality of Brindisi, Province of Brindisi and Region of Puglia and three groups of environmentalists separately commenced civil claims seeking damages against the accused individuals and against BG Italia. These claims were brought within the framework of the criminal case and were rejected by the Brindisi court in April 2012. BG Group is aware that the Region of Puglia has filed an appeal but is not aware of any other civil claimant having filed an appeal. To date, no date for an appeal has been fixed.

In October 2007, BG Group received formal notification from the Ministry of Economic Development that the original ‘Article 8’ authorisation for the construction and operation of Brindisi LNG had been suspended pending the submission by BG Group of a full Environmental Impact Assessment (EIA) and confirmation from the Italian authorities as to the validity of the ‘Article 8’ authorisation. The Article 8 authorisation remains suspended. In 2008, BG Group submitted an EIA. The EIA was re-published in 2009. On 1 July 2010, a positive EIA decree was issued, subject to certain conditions. Several parties have challenged this EIA approval and the hearing required as a result has been postponed to an unconfirmed date.

There are various other proceedings relating to the Brindisi LNG regasification terminal, for example relating to consents necessary for the construction work and environmental procedures. The impact of these proceedings cannot yet be quantified but the Board of BG Group has in any event decided not to pursue the Brindisi LNG regasification terminal project.

BG Karachaganak Ltd, as one of the Karachaganak Contracting Companies (KCC), and the Republic of Kazakhstan (ROK) had been involved in various arbitration proceedings concerning certain taxes, fines and penalties paid by KCC and Karachaganak Petroleum Operating B.V. as well as certain unresolved items of expenditure incurred by the KCC. These arbitration proceedings have now been settled by entering into a Settlement Agreement dated 14 December 2011 and completed 28 June 2012. BG Group’s interest in the project reduced from 32.5% to 29.25% as a result.

Two separate tax deficiency notices have been issued against Petrobras (in December 2009) based on alleged irregularities in connection with the import of equipment and rigs on behalf of the BM-S-9 consortium (Petrobras (45%—Operator), BG E&P Brasil (30%) and Repsol YPF Brasil (25%)). BG Group’s potential liability arises from indemnity provisions in favour of Petrobras, as set out in the Joint Operating Agreement.

The first tax deficiency notice was issued due to the São Paulo State Tax Authority’s allegation that Petrobras cannot enjoy lower tax rates in the importation of the Stena Drillmax rig because the rig was not disembarked and cleared in a São Paulo state port. Petrobras challenged this decision through the administrative courts but the appeal was rejected. Petrobras filed a lawsuit before the judicial branch and, on 25 October 2011, the court declared that the São Paulo State Tax Authority was not competent to decide unilaterally where customs clearance takes place or to consider if the Consortium would be entitled to the special tax treatment. This ruling, the first in the Judicial Courts, was a positive decision for the Consortium. As expected, the São Paulo State Tax Authority has appealed the judicial decision and a response is awaited within the next three years.

The second tax deficiency notice was issued by the São Paulo Tax Authority reflecting their view that Petrobras should have recorded transfers of goods to and from a rig by issuing invoices (for the purposes of allowing authorities to monitor taxable transactions) as if the offshore rig and the onshore base were two distinct branches of Petrobras. As such, the authorities claim that transfers of goods to and from the Petrobras-affiliated “branches” should attract a transfer tax (equivalent to VAT).

Petrobras challenged this deficiency notice before the administrative courts and, on 23 March 2010, an unfavourable decision was issued. This decision has been appealed by Petrobras, the outcome of which may be received later in 2013. If the appeal by Petrobras is rejected, it is anticipated that judicial proceedings will be brought in a manner similar to the first tax deficiency notice referred to above. It is expected that this matter may also take up to five years to be resolved.

It is not practicable at this time to estimate the financial effects, indicate the uncertainties relating to the amounts or timing of any economic inflows or outflows nor the possibility of any reimbursements in relation to the outstanding legal proceedings detailed above.

The Company and its subsidiaries are, or may from time to time be, in connection with current or past operations, involved in a number of legal or arbitration proceedings, including, for example, claims, suits, actions, investigations and/or inquiries relating to commercial, tax, environmental or other matters, with third parties or governmental or regulatory authorities. While the outcome of some of these matters cannot readily be foreseen, it is currently considered that they will be resolved without material effect on the net asset position as set out in these Financial Statements.

F)	OTHER CONTINGENT LIABILITIES

The amount of other contingent liabilities as at 31 December 2012 (mainly the provision of guarantees, indemnities, contingent decommissioning obligations or warranties to third parties and various legal or arbitration proceedings in connection with the current and prior operations of the Group) amounted to $5,037m (2011: $3,871m), of which $194m (2011: $287m) related to the Company. BG Group’s share of other contingencies in respect of its joint ventures and associates amounted to $nil (2011: $nil).

25.	RELATED PARTY TRANSACTIONS

In the normal course of business BG Group provides goods and services to, and receives goods and services from, its joint ventures and associates.

The Group received and incurred the following income and charges from its joint ventures and associates:

	2012		2011
for the year ended 31 December	Income $m	Charges $m	Income $m	Charges $m
LNG cargo purchases, sales and other related costs	123	(876)	141	(864)
Shipping and other transportation costs	97	(130)	28	(95)

	220	(1,006)	169	(959)

BG Group provides certain guarantees in respect of its obligations to its joint ventures and associates, and its share of obligations undertaken by its joint ventures and associates, in the normal course of business.

As at 31 December 2012, a debtor balance of $450m (2011: $40m) (see note 15, page 107) and a creditor balance of $88m (2011: $85m) (see note 20, page 117) were outstanding with these parties.

In addition, BG Group provides financing to some of these parties by way of loans. As at 31 December 2012, loans of $715m (2011: $1,467m) were due from joint ventures and associates. These loans are accounted for as part of BG Group’s investment in joint ventures and associates and disclosed in note 13, page 106. Interest of $18m (2011: $23m) was charged on these loans during the year at interest rates of between 1.40% and 4.33% (2011: 0.84% and 6.92%). The maximum debt outstanding during the year was $1,467m (2011: $1,474m).

As at 31 December 2012, loans of $nil (2011: $92m) were due to joint venture companies. Interest on the loan of $1m (2011: $5m) was paid during the year at an interest rate of 5.8% (2011: 5.8%).

BG Group has a finance lease arrangement with a joint venture company. As at 31 December 2012, the obligation was $140m (2011: $144m). Interest of $9m (2011: $9m) was paid during the year in respect of this lease. The lease expires in 2027.

William Backhouse, the son of Peter Backhouse, a Non-Executive Director, is employed by BG International Limited, a wholly owned subsidiary of BG Group plc. Peter Backhouse is regarded as interested in the contract of employment by virtue of his relationship with William Backhouse. The terms and conditions of William Backhouse’s employment are consistent with others employed in a similar role.

As at 31 December 2012, a debtor balance of $3,750m (2011: $4,381m) (see note 15, page 107) and a creditor balance of $40m (2011: $50m) (see note 20, page 117) were outstanding between BG Group plc and other Group undertakings. In 2012, BG Group plc received dividends of $nil (2011: $1,258m) from BG Energy Holdings Limited, its subsidiary undertaking.

BG Group plc grants equity instruments to subsidiaries’ employees in respect of equity-settled employee share schemes. In 2012, the fair value of equity instruments granted under these schemes and charged to the income statement was $74m (2011: $77m).

26.	PENSIONS AND POST-RETIREMENT BENEFITS

A number of the Group’s UK employees participate in the BG Pension Scheme (BGPS), a defined benefit registered pension plan established under trust. The Trustee is BG Group Pension Trustees Limited. The BGPS is funded to cover future pension liabilities in respect of service up to the balance sheet date. It is subject to an independent valuation at least every three years, on the basis of which the independent qualified actuary certifies the rate of employers’ contributions that, together with the specified contributions payable by the employees and returns on the BGPS’s assets, are expected to be sufficient to fund the benefits payable.

For the year ended 31 December 2012, the employers’ contribution rate in respect of most BGPS members was effectively 35.2% of pensionable pay (excluding plan expenses which were met directly by the Company). In addition, 3% of pensionable pay was contributed by most members either directly or by their employer via a salary sacrifice arrangement.

The Group has been consulting BGPS employee members about a proposal to close the BGPS to future accrual of benefits on 30 November 2013. The consultation period ended on 18 March 2013.

A full independent actuarial valuation of the BGPS for funding purposes as at 31 March 2011 is currently underway. The previous actuarial valuation, as at 31 March 2008, showed that the aggregate market value of the plan assets at 31 March 2008 was £577m, representing some 83% of the accrued liabilities. The Group made payments of £27m in 2009, 2010, 2011 and 2012 and, under the current schedule of contributions, is due to make two further payments of £27m in 2013 and 2014 in order to reduce the plan’s deficit. Based upon the contributions currently agreed between the Trustee and the Company following the 2008 actuarial valuation, aggregate Company contributions for the year ending 31 December 2013 (including the £27m deficit reduction contribution) are expected to be £63m.

The BG Supplementary Benefits Scheme (BGSBS) provides benefits broadly in excess of the ‘lifetime allowance’. This defined benefit plan is an unfunded, non-registered arrangement. If the proposed closure of the BGPS goes ahead, benefit accrual in the BGSBS will also cease on the same date. The Group also had an unfunded defined benefit post-retirement employee benefit plan for healthcare in respect of employees of Comgás until November 2012 when it completed the sale of its entire holding in the business.

With effect from 2 April 2007, new UK employees have been offered membership of a defined contribution stakeholder pension plan, the BG Group Retirement Benefits Plan (BGRBP). Life assurance and income protection benefits are also provided under separate plans; these benefits are fully insured. Members may choose the rate at which they contribute to the BGRBP, either directly or via salary sacrifice, and the additional employer’s contribution is currently determined by the rate that the member selects. A wide range of funds is available from which members may choose how the contributions will be invested. The cost of the BGRBP and the related life assurance and income protection benefits has been included in the amounts recognised in the consolidated income statement.

The Group also has a number of smaller defined contribution and defined benefit plans outside the UK which are not material in Group terms.

Valuations of plan assets and expected liabilities as at 31 December 2012 were carried out by independent actuaries in accordance with the requirements of IAS 19. In calculating the charge to the income statement including any recognised actuarial gains and losses, a 10% corridor was applied. This means that a portion of actuarial gains and losses is recognised as income or expense only if it exceeds the greater of:

a.	10% of the present value of the defined benefit obligation (before deducting plan assets); and

b.	10% of the fair value of any plan assets.

These limits are calculated and applied separately for each defined benefit plan at each balance sheet date and the portion of actuarial gains and losses to be recognised in future years for each plan is the excess of actuarial gains and losses over and above the 10% limits divided by the expected average remaining working lives of the employees participating in that plan.

The fair value of plan assets, the present value of plan liabilities and the net balance sheet liability were as follows:

as at 31 December	2012 $m	2011 $m
Fair value of plan assets	1,598	1,289
Present value of liabilities	(1,886)	(1,725)
Deficit in plans	(288)	(436)
Unrecognised net loss	189	222
Net balance sheet liability	(99)	(214)

DEFINED BENEFIT OBLIGATION

Movements in the present value of the Defined Benefit Obligation (DBO) during the period were as follows:

	2012 $m	2011 $m
Reconciliation of the present value of the DBO
Present value of DBO as at 1 January	1,725	1,635
Movement in year:
Current service cost	68	79
Interest cost	90	97
Employee contributions	1	1
Actuarial losses/(gains)	83	(26)
Benefit payments	(43)	(32)
Settlement associated with Comgás disposal	(108)	—
Foreign exchange movements	70	(29)

Present value of DBO as at 31 December	1,886	1,725

As at 31 December 2012, $1,816m of the DBO relates to funded defined benefit plans (2011: $1,554m) and $70m relates to wholly unfunded defined benefit plans (2011: $171m).

The valuations as at 31 December were based on the following assumptions:

	2012 BGPS and BGSBS %	2011 BGPS and BGSBS %	2011 Comgás healthcare plan(a) %
Rate of price inflation and benefit increases(b)	3.0	3.1	4.5
Future increases in earnings	4.0	4.1	n/a
Discount rate	4.6	5.0	10.3
Healthcare cost trend rate	n/a	n/a	7.7

(a)	The Group disposed of its entire interest in Comgás in November 2012.
(b)	Rate of increase of deferred pensions and pensions in payment in excess of any Guaranteed Minimum Pension element.

The assumptions set out in the table above are those applicable to the currency in which the liabilities of each plan are denominated. In the case of the BGPS and BGSBS this is Pounds Sterling and in the case of the Comgás healthcare plan this is Brazilian Reais.

If the discount rate used for the valuation of the BGPS and BGSBS was reduced by 0.1% to 4.5%, the defined benefit obligation would increase by $38m and the service cost for 2013 would increase by $2m.

In determining the defined benefit obligation as at 31 December 2012 for the BGPS and BGSBS, mortality assumptions are based on the ‘Self Administered Pension Schemes’ (SAPS) S1 series (light) tables with a

105% multiplier issued by the Institute and Faculty of Actuaries, appropriate to each member’s year of birth, with an allowance for projected longevity improvements in line with the CMI’s ‘core projection’ model (2010 version), with a long-term rate of improvement of the projected mortality rates of 1% per annum. Based on these assumptions, the life expectancies of pensioners on the measurement date and also of pensioners in 10 years time are as follows:

	Life expectancy of pensioners (years)
as at 31 December	2012	2022
Male age 60	28.2	29.0
Male age 65	23.5	24.2
Female age 60	29.3	30.1
Female age 65	24.6	25.3

If the life expectancy of a member currently age 60 was increased by one year, with consistent changes for members at other ages, the defined benefit obligation in respect of the BGPS and BGSBS would increase by $42m and the service cost for 2013 would increase by $2m.

PLAN ASSETS

Movements in the fair value of plan assets during the period were as follows:

	2012 $m	2011 $m
Reconciliation of the fair value of plan assets
Fair value of plan assets as at 1 January	1,289	1,290
Movement in year:
Expected return on plan assets	91	100
Actuarial gains/(losses)	91	(174)
Company contributions	103	114
Employee contributions	1	1
Benefit payments	(43)	(32)
Foreign exchange movements	66	(10)

Fair value of plan assets as at 31 December	1,598	1,289

As at 31 December, the fair value of plan assets and expected rates of return were as follows:

The Group	2012			2011
	Expected rate of return(a) %	Percentage of plan assets %	Value %	Expected rate of return(a) %	Percentage of plan assets %	Value %
Equities	7.2	61	982	7.3	60	776
Absolute return strategies	7.2	16	254	7.3	17	221
Index-linked gilts	2.9	5	80	2.9	5	63
Corporate bonds	4.6	12	186	5.0	11	147
Property	6.7	6	91	6.8	6	75
Money market funds and cash	2.9	—	5	2.9	1	7

Fair value of plan assets			1,598			1,289

(a)	Long-term expected rate of return.

The expected rate of return on plan assets has been determined following advice from the funded plan’s independent actuary and is based on the expected return on each asset class together with consideration of the long-term asset strategy. A real return (relative to price inflation) of 4.1% (a premium of 4.2% over the yield on index-linked gilts) is expected on equities and absolute return strategies. The overall expected rate of return as at 31 December 2012 was 6.6%.

The actual return on plan assets was $182m (2011: $(74)m).

INCOME STATEMENT

The following amounts have been recognised in the consolidated income statement in the year to 31 December:

	2012 $m	2011 $m
Amounts recognised in the consolidated income statement
Operating costs:
Current service cost	68	79
Recognised actuarial loss/(gain)	3	(1)
Costs in respect of BGRBP defined contribution plan	23	20

Total charge to operating costs	94	98

Net finance costs:
Expected return on plan assets	(91)	(100)
Interest on plan liabilities	81	86

Total credit to finance costs	(10)	(14)

Recognised actuarial loss from discontinued operations	—	3
Interest on plan liabilities from discontinued operations	9	11

Total included within employee costs	93	98

FIVE YEAR HISTORY

The history of experience adjustments is as follows:

for the year ended 31 December	2012 $m	2011 $m	2010 $m	2009 $m	2008 $m
Present value of defined benefit obligations	(1,886)	(1,725)	(1,635)	(1,665)	(1,055)
Fair value of plan assets	1,598	1,289	1,290	1,073	728
Deficit in the plans	(288)	(436)	(345)	(592)	(327)
Experience gains/(losses) on plan assets	91	(174)	35	104	(314)
Experience gains/(losses) on plan liabilities	23	(14)	50	2	—

27.	NOTES TO THE CASH FLOW STATEMENTS

CASH GENERATED BY OPERATIONS

	The Group		The Company
for year ended 31 December	2012 $m	2011 $m	2012 $m	2011 $m
Profit before taxation(a)	7,928	7,550	18	1,283
Finance income	(245)	(204)	(45)	(49)
Finance costs	407	303	—	—
Share of post-tax results from joint ventures and associates	(311)	(289)	—	—
Operating profit	7,779	7,360	(27)	1,234
Depreciation of property, plant and equipment	2,525	2,142	—	—
Amortisation of other intangible assets	68	149	—	—
Share-based payments	73	72	13	13
Dividends received	—	—	—	(1,258)
Fair value movements in commodity-based contracts	(241)	(105)	—	—
Profits and losses on disposal of non-current assets and impairments(b)	519	482	—	—
Unsuccessful exploration expenditure written off	339	293	—	—
Decrease in provisions for liabilities and retirement benefit obligations	(171)	(46)	—	—
Movements in working capital:
Increase in inventories	(38)	(53)	—	—
Increase in trade and other receivables	(60)	(1,435)	—	—
(Decrease)/increase in trade and other payables	(78)	914	—	—
Cash generated by operations	10,715	9,773	(14)	(11)

The cash flows above are inclusive of discontinued operations (see note 7, page 102).

(a)	Profit before taxation from discontinued operations was $1,562m (2011: $313m).

(b)	Profits and losses on disposal of non-current assets and impairments include a profit from discontinued operations of $1,132m (2011: $68m loss).

28.	PRINCIPAL SUBSIDIARY UNDERTAKINGS, JOINT VENTURES AND ASSOCIATES

The principal subsidiary undertakings, joint ventures and associates listed are those that in the opinion of the Directors principally affect the figures shown in the Financial Statements. A full list of subsidiary undertakings, joint ventures and associates is included in the Annual Return of BG Group plc filed with the Registrar of Companies.

PRINCIPAL SUBSIDIARY UNDERTAKINGS

as at 31 December 2012	Country of incorporation	Location of operation		Activity	Group holding %(a)
BG International (AUS) Limited Partnership	Australia	Australia		Exploration and production	100.0
QCLNG Train 2 Pty Limited	Australia	Australia		LNG manufacture	100.0
QCLNG Common Facilities Company Pty Limited	Australia	Australia		LNG manufacture	100.0
QGC (Infrastructure) Pty Limited	Australia	Australia		Exploration and production	100.0
QGC Pty Limited (QGC)	Australia	Australia		Exploration and production	100.0
QGC Train 1 Pty Limited	Australia	Australia		LNG manufacture	100.0
BG E&P Brasil Ltda.	Brazil	Brazil		Exploration and production	100.0
BG Bolivia Corporation	Cayman Islands	Bolivia		Exploration and production	100.0
BG Exploration and Production India Limited	Cayman Islands	India		Exploration and production	100.0
BG Egypt S.A.	Cayman Islands	Egypt		Exploration and production	100.0
BG Delta Limited	England and Wales	Egypt		Exploration and production	100.0
BG Rosetta Limited	England and Wales	Egypt		Exploration and production	100.0
BG Energy Capital plc	England and Wales	UK		Financing company	100.0
BG Energy Holdings Limited(b)	England and Wales	UK		Group holding company	100.0
BG Gas Marketing Limited	England and Wales	UK	(c)	LNG marketing	100.0
BG Hasdrubal Limited	England and Wales	Tunisia		Exploration and production	100.0
BG International Limited	England and Wales	UK	(c)	Holding company/ Exploration and production	100.0
BG International (CNS) Limited	England and Wales	UK		Exploration and production	100.0
BG International (NSW) Limited	England and Wales	UK		Exploration and production	100.0
BG Karachaganak Limited	England and Wales	Kazakhstan		Holding company/ Exploration and production	100.0
BG North Sea Holdings Limited	England and Wales	UK		Holding company/ Exploration and production	100.0
BG Trinidad and Tobago Limited	England and Wales	Trinidad and Tobago		Exploration and production	100.0
BG Tunisia Limited	England and Wales	Tunisia		Exploration and production	100.0
Methane Services Limited	England and Wales	UK	(c)	LNG shipping	100.0
BG Norge Limited	England and Wales	UK and Norway		Exploration and production	100.0
BG Tanzania Limited	England and Wales	Tanzania		Exploration and production	100.0
BG Asia Pacific Pte. Limited	Singapore	Singapore	(c)	Exploration and production	100.0
BG Energy Finance, Inc.	USA	USA		Financing company	100.0
BG Energy Merchants, LLC	USA	USA		Gas trading	100.0
BG LNG Services, LLC	USA	USA		LNG regasification	100.0
BG LNG Trading, LLC	USA	UK	(c)	LNG trading	100.0
BG Production Company (PA), LLC	USA	USA		Exploration and production	100.0
BG US Production Company, LLC	USA	USA		Exploration and production	100.0

(a)	There is no difference between the Group holding of ordinary shares and the Group’s share of net assets attributable to equity shareholders.
(b)	Shares are held by the Company; others are held by subsidiary undertakings.
(c)	This is the primary country of operation; however the company also operates across several other countries.

JOINT VENTURES AND ASSOCIATES

as at 31 December 2012	Country of incorporation and location of operation		Activity	Issued share capital	Group holding %
Joint ventures(a)
Dragon LNG Group Limited	England and Wales		LNG regasification	10,000 shares of £0.01	50.0
Mahanagar Gas Limited	India		Gas distribution	89,341,600 shares of Rupees 10	49.8
TGGT Holdings, LLC	USA		Gas distribution	$40,000,000(b)	50.0
Associates
El Behera Natural Gas Liquefaction Company S.A.E.	Egypt		LNG manufacture	30,000 shares of $100	35.5
Idku Natural Gas Liquefaction Company S.A.E.	Egypt		LNG manufacture	30,000 shares of $100	38.0
Guará B.V.	Netherlands	(c)	Leasing	18,000 shares of €1	30.0
Tupi B.V.	Netherlands	(c)	Leasing	18,000 shares of €1	25.0
Atlantic LNG Company of Trinidad and Tobago	Trinidad and Tobago		LNG manufacture	243,851 shares of $1,000	26.0
Atlantic LNG 2/3 Company of Trinidad and Tobago Unlimited	Trinidad and Tobago		LNG manufacture	139,253 shares of $1,000	32.5
Atlantic LNG 4 Company of Trinidad and Tobago Unlimited	Trinidad and Tobago		LNG manufacture	222,686 shares of $1,000	28.9

(a)	Joint ventures are jointly controlled entities where strategic and operating decisions require unanimous consent of the parties sharing control.
(b)	TGGT Holdings, LLC did not issue share capital, instead it granted membership interests and the amount above is based on the total amount equal to the initial contributions of EXCO Operating Company, LP and BG US Gathering Company, LLC.
(c)	Guará. B.V. and Tupi B.V. are incorporated in the Netherlands and operate in Brazil.

HISTORICAL FINANCIAL INFORMATION RELATING TO THE BG GROUP FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2015

SECTION A

FINANCIAL STATEMENTS

Consolidated Income Statement

Third Quarter

		2015			2014
	Notes	Business Performance(a) $m	Disposals, re-measurements and impairments (Note 2)(a) $m	Total Result $m	Business Performance(a) $m	Disposals, re-measurements and impairments (Note 2)(a) $m	Total Result $m
Group revenue		4,152	—	4,152	4,590	—	4,590
Other operating income	2	(5)	17	12	(9)	391	382

Group revenue and other operating income	3	4,147	17	4,164	4,581	391	4,972
Operating costs		(3,812)	(4)	(3,816)	(3,348)	—	(3,348)
Profits and losses on disposal of non-current assets and impairments	2	—	(23)	(23)	—	703	703
Share of post-tax results from joint ventures and associates		49	—	49	50	—	50

Operating profit before interest and tax (EBIT)	3	384	(10)	374	1,283	1,094	2,377

Finance income	2, 4	52	(54)	(2)	20	(207)	(187)
Finance costs	2, 4	(107)	201	94	(63)	(141)	(204)

Profit before tax		329	137	466	1,240	746	1,986
Taxation	2	(49)	(518)	(567)	(481)	5	(476)

Profit/(loss) for the period from continuing operations	3	280	(381)	(101)	759	751	1,510
Loss for the period from discontinued operations		—	—	—	—	(1)	(1)

Profit/(loss) for the period attributable to Shareholders (earnings)		280	(381)	(101)	759	750	1,509

Earnings per share continuing operations – basic	5	8.2c	(11.2c )	(3.0c )	22.3c	22.0c	44.3c
Earnings per share discontinued operations – basic		—	—	—	—	—	—
Earnings per share continuing operations – diluted	5	8.2c	(11.2c )	(3.0c )	22.2c	21.9c	44.1c
Earnings per share discontinued operations – diluted		—	—	—	—	—	—

a)	See Presentation of Non-GAAP measures (page 14) for an explanation of results excluding disposals, certain re-measurements and impairments.

The notes on pages 22 to 30 form an integral part of these condensed financial statements.

Consolidated Income Statement

Nine Months

		2015			2014
	Notes	Business Performance(a) $m	Disposals, re-measurements and impairments (Note 2)(a) $m	Total Result $m	Business Performance(a) $m	Disposals, re-measurements and impairments (Note 2)(a) $m	Total Result $m
Group revenue		11,927	—	11,927	15,083	—	15,083
Other operating income	2	192	(101)	91	60	386	446

Group revenue and other operating income	3	12,119	(101)	12,018	15,143	386	15,529
Operating costs		(10,316)	(19)	(10,335)	(10,107)	(79)	(10,186)
Profits and losses on disposal of non-current assets and impairments	2	—	2,478	2,478	—	836	836
Share of post-tax results from joint ventures and associates		153	(45)	108	176	—	176

Operating profit before interest and tax (EBIT)	3	1,956	2,313	4,269	5,212	1,143	6,355

Finance income	2, 4	98	28	126	92	—	92
Finance costs	2, 4	(252)	(3)	(255)	(193)	(250)	(443)

Profit before tax		1,802	2,338	4,140	5,111	893	6,004
Taxation	2	(528)	(1,255)	(1,783)	(1,991)	(34)	(2,025)

Profit for the period from continuing operations	3	1,274	1,083	2,357	3,120	859	3,979
Profit for the period from discontinued operations		—	6	6	—	7	7

Profit for the period attributable to Shareholders (earnings)		1,274	1,089	2,363	3,120	866	3,986

Earnings per share continuing operations – basic	5	37.3c	31.8c	69.1c	91.6c	25.2c	116.8c
Earnings per share discontinued operations – basic		—	0.2c	0.2c	—	0.2c	0.2c
Earnings per share continuing operations – diluted	5	37.2c	31.5c	68.7c	91.1c	25.1c	116.2c
Earnings per share discontinued operations – diluted		—	0.2c	0.2c	—	0.2c	0.2c

a)	See Presentation of Non-GAAP measures (page 14) for an explanation of results excluding disposals, certain re-measurements and impairments.

The notes on pages 22 to 30 form an integral part of these condensed financial statements.

For information on dividends paid in the period, see note 7 (page 29).

Consolidated Statement of Comprehensive Income

Third Quarter			Nine Months
2015 $m	2014 $m		2015 $m	2014 $m
(101)	1,509	Profit/(loss) for the period	2,363	3,986

		Other comprehensive income:
		Items that may be reclassified to the income statement:
(433)	(481)	Hedge adjustments net of tax(a)	(412)	(165)
(15)	(6)	Fair value movements on ‘available-for-sale’ assets	(8)	(2)
(455)	(294)	Currency translation adjustments	(713)	75

		Other items:
50	(4)	Re-measurement of defined benefit pension obligations net of tax(b)	23	(5)

(853)	(785)	Other comprehensive income net of tax	(1,110)	(97)

(954)	724	Total comprehensive income for the period attributable to Shareholders	1,253	3,889

a)	Income tax relating to hedge adjustments is a $110 million credit for the quarter (2014 $121 million credit) and a $104 million credit for the nine months (2014 $43 million credit).
b)	Income tax relating to the re-measurement of defined benefit pension obligations is a $16 million charge for the quarter (2014 $1 million credit) and a $9 million charge for the nine months (2014 $2 million credit).

The notes on pages 22 to 30 form an integral part of these condensed financial statements.

Consolidated Balance Sheet

	As at 30 Sep 2015 $m	As at 31 Dec 2014 $m
Assets
Non-current assets
Intangible assets	3,359	3,135
Property, plant and equipment	36,179	35,855
Investments	4,041	3,547
Deferred tax assets	2,837	3,949
Trade and other receivables	1,077	1,068
Retirement benefit surplus(a)	213	—
Commodity contracts and other derivative financial instruments	252	287

	47,958	47,841
Current assets
Inventories	1,175	1,194
Trade and other receivables	4,116	5,042
Current tax receivable	154	151
Commodity contracts and other derivative financial instruments	134	235
Cash and cash equivalents	6,324	5,295

	11,903	11,917
Assets classified as held for sale(b)	—	2,088

Total assets	59,861	61,846

Liabilities
Current liabilities
Borrowings	(416)	(1,586)
Trade and other payables	(4,133)	(4,768)
Current tax liabilities	(1,105)	(1,412)
Commodity contracts and other derivative financial instruments	(160)	(128)

	(5,814)	(7,894)
Non-current liabilities
Borrowings	(15,276)	(15,921)
Trade and other payables	(168)	(136)
Commodity contracts and other derivative financial instruments	(606)	(253)
Deferred tax liabilities	(3,114)	(2,946)
Retirement benefit liability	(70)	(258)
Provisions for other liabilities and charges	(5,327)	(5,235)

	(24,561)	(24,749)
Liabilities associated with assets classified as held for sale(b)	—	(63)

Total liabilities	(30,375)	(32,706)

Net assets	29,486	29,140

Equity
Total shareholders’ equity	29,486	29,140

Total equity	29,486	29,140

a)	The BG Pension Scheme is now in surplus following receipt of proceeds from the disposal of LNG vessels during the first quarter of 2015.
b)	Assets and liabilities classified as held for sale at 31 December 2014 includes QCLNG Pipeline Pty in Australia and two LNG ships.

The notes on pages 22 to 30 form an integral part of these condensed financial statements.

Consolidated Statement of Changes in Equity

Third Quarter

	Called up share capital $m	Share premium account $m	Hedging reserve $m	Translation reserve $m	Other reserves $m	Retained earnings $m	Total $m
Equity as at 31 December 2014	579	691	(7)	(1,467)	2,710	26,634	29,140
Total comprehensive income for the period	—	—	(18)	(1,107)	—	2,378	1,253
Issue of shares	1	13	—	—	—	—	14
Adjustment in respect of employee share schemes	—	—	—	—	—	61	61
Dividends on ordinary shares	—	—		—	—	(982)	(982)

Equity as at 30 September 2015	580	704	(25)	(2,574)	2,710	28,091	29,486

	Called up share capital $m	Share premium account $m	Hedging reserve $m	Translation reserve $m	Other reserves $m	Retained earnings $m	Total $m
Equity as at 31 December 2013	579	663	22	(786)	2,710	28,772	31,960
Total comprehensive income for the period	—	—	(22)	(68)	—	3,979	3,889
Issue of shares	—	20	—	—	—	—	20
Adjustment in respect of employee share schemes	—	—	—	—	—	59	59
Dividends on ordinary shares	—	—	—	—	—	(1,027)	(1,027)

Equity as at 30 September 2014	579	683	—	(854)	2,710	31,783	34,901

The notes on pages 22 to 30 form an integral part of these condensed financial statements.

Consolidated Cash Flow Statement

Third Quarter			Nine Months
2015 $m	2014 $m		2015 $m	2014 $m
		Cash flows from operating activities
466	1,986	Profit before tax(a)	4,146	6,013
(49)	(50)	Share of post-tax results from joint ventures and associates	(108)	(176)
860	701	Depreciation of property, plant and equipment and amortisation of intangible assets	2,251	2,140
1	(316)	Fair value movements in commodity based contracts	85	(353)
23	(703)	(Profits) and losses on disposal of non-current assets and impairments	(2,478)	(836)
42	85	Unsuccessful exploration expenditure written off	170	162
(26)	(53)	Movements in provisions and retirement benefit surplus/deficit	(434)	(47)
2	187	Finance income	(126)	(92)
(94)	204	Finance costs	255	443
21	17	Share-based payments	52	48
(155)	(93)	(Increase)/decrease in working capital	(219)	319

1,091	1,965	Cash generated by operations	3,594	7,621
(247)	(727)	Income taxes paid	(866)	(1,898)

844	1,238	Net cash inflow from operating activities	2,728	5,723

		Cash flows from investing activities
25	64	Dividends received	99	150
—	788	Proceeds from disposal of property, plant and equipment, intangible assets and investments	5,180	844
(1,312)	(1,946)	Purchase of property, plant and equipment and intangible assets	(4,121)	(6,318)
—	8	Repayments from joint ventures and associates	—	37
(220)	(296)	Interests in subsidiaries, joint ventures and associates and other investments	(534)	(683)
9	27	Other repayments	102	83

(1,498)	(1,355)	Net cash (outflow)/inflow from investing activities	726	(5,887)

		Cash flows from financing activities
(51)	(24)	Net interest paid	(334)	(275)
(480)	(477)	Dividends paid	(976)	(1,020)
(18)	(55)	Net repayment of borrowings	(1,189)	(489)
5	8	Issue of shares	14	20

(544)	(548)	Net cash outflow from financing activities	(2,485)	(1,764)

(1,198)	(665)	Net (decrease)/increase in cash and cash equivalents	969	(1,928)
7,450	4,968	Cash and cash equivalents at beginning of period	5,295	6,208
72	(36)	Effect of foreign exchange rate changes	60	(13)

6,324	4,267	Cash and cash equivalents at end of period	6,324	4,267

The cash flows above are inclusive of discontinued operations.

a)	Includes profit/(loss) before tax from discontinued operations for the quarter of $nil (2014 $nil) and for the nine months of $6 million (2014 $9 million).

The notes on pages 22 to 30 form an integral part of these condensed financial statements.

SECTION B

NOTES

1.	Basis of preparation

These results, approved by the Board on 29 October 2015, are the condensed financial statements (‘the financial statements’) of BG Group plc for the quarter ended and the nine months ended 30 September 2015. The financial statements do not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2014 which have been prepared in accordance with IFRS as adopted by the EU. The latest statutory accounts delivered to the registrar were for the year ended 31 December 2014 which were audited by Ernst & Young LLP and on which the Auditors’ Report was unqualified and did not contain statements under Sections 498(2) or 498(3) of the Companies Act 2006. These financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU and the accounting policies, methods of computation and presentation as set out in the Annual Report and Accounts 2014.

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities at the date of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

Presentation of results

The presentation of BG Group’s results separately identifies the effect of:

•	The re-measurement of certain financial instruments; and

•	Profits and losses on the disposal and impairment of non-current assets and businesses and certain other exceptional items.

These items, which are detailed in note 2 to the financial statements (page 23), are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group’s ongoing businesses.

2.	Disposals, re-measurements and impairments

Third Quarter			Nine Months
2015 $m	2014 $m		2015 $m	2014 $m
17	391	Revenue and other operating income	(101)	386
(4)	—	Operating costs	(19)	(79)
		Profits and (losses) on disposal of non-current assets and impairments:
(3)	749	Disposals of non-current assets	2,500	962
—	(44)	Impairments	—	(84)
(20)	(2)	Other	(22)	(42)

(23)	703		2,478	836
—	—	Share of post-tax results from joint ventures and associates	(45)	—
147	(348)	Net finance income/(costs) – re-measurements of financial instruments	25	(250)
(518)	5	Taxation	(1,255)	(34)

(381)	751	Impact on earnings – continuing operations	1,083	859

Third quarter and nine months: Revenue and other operating income

Re-measurements included within revenue and other operating income amount to a credit of $17 million for the quarter (2014 $391 million credit), of which a credit of $21 million (2014 $70 million credit) represents non-cash mark-to-market movements on certain gas contracts. For the nine months, a charge of $101 million in respect of re-measurements is included (2014 $386 million credit), of which a charge of $18 million represents non-cash mark-to-market movements on certain gas contracts (2014 $170 million credit). Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument. In addition, re-measurements include a net $4 million charge for the quarter (2014 $216 million credit) and a net $83 million charge for the nine months (2014 $111 million credit) representing unrealised mark-to-market movements associated with economic hedges.

Other operating income in 2014 for the quarter and nine months also includes a $105 million credit in respect of final settlement of a legacy treaty dispute relating to investments formerly held by the Group.

Third quarter and nine months: Operating costs

Operating costs comprise restructuring costs of $4 million pre-tax ($3 million post-tax) for the quarter and $19 million pre-tax (post-tax $15 million) for the nine months. Restructuring costs of $79 million were incurred in 2014 (post-tax $65 million).

Third quarter and nine months: Disposals of non-current assets

The nine months include a pre-tax gain of $2,538 million (post-tax $1,650 million) following the disposal of the QCLNG pipeline, of which a pre-tax gain of $6 million (post-tax $6 million) arose in the third quarter. The first quarter of 2015 included a pre-tax loss of $15 million (post-tax $10 million) in respect of the sale of two LNG vessels.

In 2014, the third quarter included a pre and post-tax gain of $771 million in respect of the disposal of the Central Area Transmission System (CATS) gas pipeline in the UK and a pre and post-tax charge of $22 million as a result of the relinquishment of an exploration licence in Australia. The second quarter of 2014 included a pre-tax gain of $216 million (post-tax $170 million) in respect of the sale of six LNG vessels, which were previously held as finance leases and have subsequently been leased back under operating leases.

Other disposals in 2015 resulted in a pre-tax charge to the income statement of $9 million (2014: $nil) in the quarter (post-tax $6 million, 2014 $nil) and a pre-tax charge of $23 million (2014 $3 million) for the nine months (post-tax $14 million, 2014 $2 million).

Third quarter and nine months: Impairments

In 2014, the third quarter included a pre-tax charge of $44 million (post-tax $27 million) and the nine months included a pre-tax charge of $84 million (post-tax $11 million gain) following the impairment of certain E&P assets.

Third quarter and nine months: Other

Other disposals in 2015 resulted in a pre-tax charge of $20 million (2014 $2 million) in the third quarter (post-tax $18 million, 2014 $3 million) and a pre-tax charge of $22 million (2014 $42 million) in the nine months (post-tax $24 million, 2014 $37 million).

Third quarter and nine months: Share of post-tax results from joint ventures and associates

In the second quarter of 2015, a pre and post-tax charge of $5 million was recognised, being the Group’s share of a write-off of assets under construction in Brazil following the bankruptcy of a contractor. In the first quarter of 2015, a pre and post-tax charge of $40 million was recognised, being the Group’s share of an impairment charge recognised by a joint venture entity.

Third quarter and nine months: Net finance income/(costs)

Re-measurements presented in net finance income/(costs) include net foreign exchange movements on the associated borrowings and certain intercompany balances, offset by mark-to-market movements on certain derivatives used to hedge foreign exchange and interest rate risk. In addition, re-measurements include $8 million charge (2014 $34 million charge) in the third quarter and $15 million charge in the nine months (2014 $3 million charge) relating to derivatives partially hedging the Group’s Brazilian Real and Australian Dollar foreign exchange exposure that do not qualify for hedge accounting under IAS 39.

Taxation

The third quarter of 2015 included a net taxation charge of $518 million. This comprised a net charge of $344 million related to changes in deferred tax arising from the retranslation of the Group’s tax bases, especially in Brazil and Australia, partly offset by a current tax credit in relation to foreign exchange losses on intra-Group lending, both due to the appreciation of the US Dollar, and $174 million relating to disposals, re-measurements and impairments.

The nine months of 2015 included a net taxation charge of $1,255 million. This comprised a charge of $912 million relating to disposals, re-measurements and impairments, primarily associated with the disposal of the QCLNG pipeline; a net charge of $708 million reflecting the impact of foreign exchange movements on deferred and current tax balances; and a $365 million credit relating to the revision of deferred tax balances as at 1 January 2015 due to changes in UK North Sea taxation rates.

3.	Segmental analysis

Profit for the period Analysed by operating segment	Business Performance		Disposals, re-measurements and impairments		Total Result
Third Quarter	2015 $m	2014 $m	2015 $m	2014 $m	2015 $m	2014 $m
Group revenue(a)
Upstream	2,659	2,912	—	—	2,659	2,912
LNG Shipping & Marketing	2,005	1,798	—	—	2,005	1,798
Other activities	1	2	—	—	1	2
Less: intra-group sales	(513)	(122)	—	—	(513)	(122)

Group revenue	4,152	4,590	—	—	4,152	4,590
Other operating income(b)	(5)	(9)	17	391	12	382

Group revenue and other operating income	4,147	4,581	17	391	4,164	4,972

EBITDA
Upstream	1,087	1,388	17	923	1,104	2,311
LNG Shipping & Marketing	213	608	(26)	66	187	674
Other activities	(56)	(12)	(1)	105	(57)	93

	1,244	1,984	(10)	1,094	1,234	3,078

DD&A
Upstream	(834)	(668)	—	—	(834)	(668)
LNG Shipping & Marketing	(26)	(32)	—	—	(26)	(32)
Other activities	—	(1)	—	—	—	(1)

	(860)	(701)	—	—	(860)	(701)

EBIT
Upstream	253	720	17	923	270	1,643
LNG Shipping & Marketing	187	576	(26)	66	161	642
Other activities	(56)	(13)	(1)	105	(57)	92

	384	1,283	(10)	1,094	374	2,377

Net finance (costs)/income and taxation
Finance income	52	20	(54)	(207)	(2)	(187)
Finance costs	(107)	(63)	201	(141)	94	(204)
Taxation	(49)	(481)	(518)	5	(567)	(476)

	(104)	(524)	(371)	(343)	(475)	(867)

Profit for the period from continuing operations attributable to Shareholders (earnings)	280	759	(381)	751	(101)	1,510

a)	External sales are attributable to segments as follows: Upstream $2,147 million (2014 $2,792 million), LNG Shipping & Marketing $2,004 million (2014 $1,796 million) and Other $1 million (2014 $2 million). Intra-group sales are attributable to segments as follows: Upstream $512 million (2014 $120 million) and LNG Shipping & Marketing $1 million (2014 $2 million).
b)	Business Performance Other operating income is attributable to segments as follows: Upstream $(19) million (2014 $(30) million) and LNG Shipping & Marketing $14 million (2014 $21 million).

Segmental analysis continued

	Business Performance		Disposals, re-measurements and impairments		Total Result
Nine Months	2015 $m	2014 $m	2015 $m	2014 $m	2015 $m	2014 $m
Group revenue(a)
Upstream	7,200	9,333	—	—	7,200	9,333
LNG Shipping & Marketing	5,810	6,146	—	—	5,810	6,146
Other activities	3	6	—	—	3	6
Less: intra-group sales	(1,086)	(402)	—	—	(1,086)	(402)

Group revenue	11,927	15,083	—	—	11,927	15,083
Other operating income(b)	192	60	(101)	386	91	446

Group revenue and other operating income	12,119	15,143	(101)	386	12,018	15,529

EBITDA
Upstream	3,095	5,239	2,463	793	5,558	6,032
LNG Shipping & Marketing	1,184	2,123	(156)	251	1,028	2,374
Other activities	(72)	(10)	6	99	(66)	89

	4,207	7,352	2,313	1,143	6,520	8,495

DD&A
Upstream	(2,167)	(2,028)	—	—	(2,167)	(2,028)
LNG Shipping & Marketing	(81)	(109)	—	—	(81)	(109)
Other activities	(3)	(3)	—	—	(3)	(3)

	(2,251)	(2,140)	—	—	(2,251)	(2,140)

EBIT
Upstream	928	3,211	2,463	793	3,391	4,004
LNG Shipping & Marketing	1,103	2,014	(156)	251	947	2,265
Other activities	(75)	(13)	6	99	(69)	86

	1,956	5,212	2,313	1,143	4,269	6,355

Net finance (costs)/income and taxation
Finance income	98	92	28	—	126	92
Finance costs	(252)	(193)	(3)	(250)	(255)	(443)
Taxation	(528)	(1,991)	(1,255)	(34)	(1,783)	(2,025)

	(682)	(2,092)	(1,230)	(284)	(1,912)	(2,376)

Profit for the period from continuing operations attributable to Shareholders (earnings)	1,274	3,120	1,083	859	2,357	3,979

a)	External sales are attributable to segments as follows: Upstream $6,117 million (2014 $8,934 million), LNG Shipping & Marketing $5,807 million (2014 $6,143 million) and Other $3 million (2014 $6 million). Intra-group sales are attributable to segments as follows: Upstream $1,083 million (2014 $399 million) and LNG Shipping & Marketing $3 million (2014 $3 million).
b)	Business Performance Other operating income is attributable to segments as follows: Upstream $9 million (2014 $(30) million) and LNG Shipping & Marketing $183 million (2014 $90 million).

4.	Net finance (costs)/income

Third Quarter			Nine Months
2015 $m	2014 $m		2015 $m	2014 $m
(126)	(135)	Interest payable(a)	(416)	(400)
(22)	(20)	Interest on obligations under finance leases	(68)	(69)
74	132	Interest capitalised	332	390
(33)	(40)	Unwinding of discount(b)	(100)	(114)
201	(141)	Disposals, re-measurements and impairments(c)	(3)	(250)

94	(204)	Finance costs	(255)	(443)

52	20	Interest receivable(a)	98	92
(54)	(207)	Disposals, re-measurements and impairments(c)	28	—

(2)	(187)	Finance income	126	92

92	(391)	Net finance (costs)/income	(129)	(351)

a)	In 2015, interest payable includes foreign exchange gains of $21 million for the quarter and foreign exchange gains of $nil for the nine months. In 2015, interest receivable includes foreign exchange gains of $27 million for the quarter and for the nine months. In 2014, interest receivable includes foreign exchange losses of $5 million for the quarter and foreign exchange gains of $16 million for the nine months.
b)	Relates to the unwinding of the discount on provisions and retirement benefit schemes.
c)	Net finance (costs)/income in disposals, re-measurements and impairments for the quarter of $147 million (2014 $(348) million) and for the nine months of $25 million (2014 $(250) million) is included in note 2 (page 23) and principally reflects foreign exchange movements on certain borrowings, partly offset by mark-to-market movements on certain derivatives used to hedge foreign exchange and interest rate risk.

5.	Earnings per ordinary share – continuing operations

Third Quarter					Nine Months
2015		2014			2015		2014
$m	cents per share	$m	cents per share		$m	cents per share	$m	cents per share
280	8.2	759	22.3	Earnings – continuing operations excluding disposals, re-measurements and impairments	1,274	37.3	3,120	91.6
(381)	(11.2)	751	22.0	Disposals, re-measurements and impairments (after tax)	1,083	31.8	859	25.2

(101)	(3.0)	1,510	44.3	Earnings – continuing operations	2,357	69.1	3,979	116.8

Third quarter

The basic earnings per share calculation is based on the weighted average number of shares in issue of 3,414 million for the quarter.

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3,414 million for the quarter, being the weighted average number of ordinary shares in issue during the period. Potentially issuable ordinary shares have been excluded from the diluted earnings per ordinary share calculation, as their inclusion would decrease the loss per ordinary share for the quarter.

Nine months

The basic earnings per share calculation is based on the weighted average number of shares in issue of 3,413 million for the nine months.

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3,429 million for the nine months, being the weighted average number of ordinary shares in issue during the period as adjusted for dilutive equity instruments.

6.	Reconciliation of net borrowings(a) – Nine Months

$m
Net borrowings as at 31 December 2014	(11,998)

Net increase in cash and cash equivalents	969
Cash outflow from changes in borrowings	1,189
Foreign exchange and other re-measurements	256

Net borrowings as at 30 September 2015	(9,584)

As at 30 September 2015, BG Group’s share of the net borrowings in joint ventures and associates amounted to approximately $0.3 billion, including BG Group shareholder loans of approximately $0.4 billion. These net borrowings are included in BG Group’s share of the net assets in joint ventures and associates which are consolidated in BG Group’s accounts.

a)	Net borrowings are defined on page 35.

Net borrowings comprise:

	As at 30 Sep 2015 $m	As at 31 Dec 2014 $m
Amounts receivable/(due) within one year
Cash and cash equivalents	6,324	5,295
Trade and other receivables(a)	27	—
Borrowings	(416)	(1,586)
Commodity contracts and other derivative financial instruments	(27)	6

	5,908	3,715
Amounts receivable/(due) after more than one year
Borrowings	(15,276)	(15,921)
Trade and other receivables(a)	145	172
Commodity contracts and other derivative financial instruments	(361)	36

	(15,492)	(15,713)

Net borrowings	(9,584)	(11,998)

a)	Represents a finance lease receivable of $172 million (2014 $172 million) included within current and non-current trade and other receivables on the balance sheet.

Liquidity and Capital Resources – as at 30 September 2015

The Group’s principal borrowing entities are BG Energy Holdings Limited and certain wholly owned subsidiary undertakings, the majority of whose borrowings are guaranteed by BG Energy Holdings Limited (collectively BGEH).

BGEH had a $4.0 billion US Commercial Paper Programme and a $2.0 billion Euro Commercial Paper Programme, both of which were unutilised. BGEH also had a $15.0 billion Euro Medium Term Note Programme, of which $7.0 billion was unutilised.

BGEH also had aggregate undrawn committed revolving bank borrowing facilities of $7.25 billion, of which $5.04 billion expires in 2017 and $2.21 billion expires in 2019. BGEH also had a credit facility provided by an export credit agency, of which $1.7 billion was undrawn.

Furthermore, BGEH had uncommitted borrowing facilities including multicurrency lines, overdraft facilities of £45 million and credit facilities of $20 million, all of which were unutilised.

7.	Dividends

	Nine Months
	2015		2014
	$m	cents per share	$m	cents per share
Prior year final dividend, paid in the period	499	14.37	547	15.68
Interim dividend, paid in the period	483	14.38	480	14.38

Total dividend paid in the period	982	28.75	1,027	30.06

The final dividend of 14.37 cents per ordinary share ($499 million) in respect of the year ended 31 December 2014 was paid on 22 May 2015 to shareholders on the register at the close of business on 24 April 2015. The interim dividend of 14.38 cents per ordinary share ($483 million) in respect of the year ending 31 December 2015 was paid on 11 September 2015 to shareholders on the register as at 14 August 2015.

8.	Quarterly information: earnings and earnings per share

	2015 $m	2014 $m	2015 cents per share	2014 cents per share
First quarter
Total Result – continuing operations	233	1,102	6.8	32.4
Total Result – discontinued operations	7	8	0.2	0.2
Business Performance	565	1,152	16.6	33.8

Second quarter
Total Result – continuing operations	2,225	1,367	65.2	40.1
Total Result – discontinued operations	(1)	—	—	—
Business Performance	429	1,209	12.6	35.5

Third quarter
Total Result – continuing operations	(101)	1,510	(3.0)	44.3
Total Result – discontinued operations	—	(1)	—	—
Business Performance	280	759	8.2	22.3

Fourth quarter
Total Result – continuing operations		(5,030)		(147.5)
Total Result – discontinued operations		—		—
Business Performance		915		26.8

Full year
Total Result – continuing operations		(1,051)		(30.8)
Total Result – discontinued operations		7		0.2
Business Performance		4,035		118.4

9.	Commitments and contingencies

Details of the Group’s commitments and contingent liabilities as at 31 December 2014 can be found in note 22, page 125 of the Annual Report and Accounts 2014. The Group’s capital expenditure commitments have decreased by approximately $1.1 billion in the nine month period to 30 September 2015, primarily due to progress on the Group’s key growth projects. The Group’s other commitments and contingent liabilities have decreased by approximately $2.8 billion in the nine month period to 30 September 2015, reflecting a reduction in contingent liabilities associated with guarantees, indemnities, warranties and legal proceedings.

10.	Related party transactions

The Group provides goods and services to, and receives goods and services from, its joint ventures and associates. In addition, the Group provides financing to some of these parties by way of loans. Details of related party transactions for the year ended 31 December 2014 can be found in note 23, page 126 of the Annual Report and Accounts 2014. There have been no material changes in these relationships in the nine month period to 30 September 2015. No related party transactions have taken place in the first nine months of the current financial year that have materially affected the financial position or the performance of the Group during that period.

PART XII

OPERATING AND FINANCIAL REVIEW OF THE BG GROUP

The operating and financial review should be read in conjunction with Part II (Risk factors) and the BG Group’s audited historical consolidated financial information for the years ended 31 December 2014, 31 December 2013 and 31 December 2012 and the unaudited historical consolidated financial information for the nine months ended 30 September 2015 and the notes related thereto. This historical consolidated financial information is set out in Part B of Part XI (Financial information in relation to BG and the BG Group).

1.	DOCUMENTS INCORPORATED BY REFERENCE

The information in the operating and financial review has been incorporated by reference from the following documents published by BG which contain relevant information about the BG Group and have been filed with, or notified to, the FCA and are available for inspection in accordance with paragraph 19 of Part XVII (Additional information): (i) the BG 2014 Annual Report; (ii) the BG 2013 Annual Report; (iii) the BG 2012 Annual Report; (iv) the BG Q3 2015 Results; (v) the BG Q2 2015 Results; and (vi) the BG Q1 2015 Results.

Subject to the following sentence, the tables below set out the sections of these documents which are incorporated by reference into, and form part of, this Part. The operating and financial review of the BG Group is a discussion and analysis of the BG Group’s past performance and, to the extent that any of the sections referred to in the tables below contain outlook information and other forward looking statements, such statements shall not be incorporated by reference into this Prospectus.

2.	INFORMATION INCORPORATED BY REFERENCE FROM THE BG 2014 ANNUAL REPORT

The following pages are incorporated by reference from the BG 2014 Annual Report.

Information	Pages
At a glance	2 – 3
Chairman’s statement[18]	4 – 6
A message from our new Chief Executive	7
Market trends	8 – 9
How we create and deliver value	10 – 11
What makes us distinctive[19]	12 – 15
How we work	16 – 17
Our performance	18 – 19
Operating review	20 – 27
Financial review[19]	28 – 33
Principal risks and uncertainties	34 – 41
Chairman’s overview	44 – 45
Board of Directors	46 – 47
Board and Committee structure	48 – 49
Group Leadership Team	50
Governance report	51 – 61
Remuneration report	62 – 77
Other disclosures	78 – 80
Disclosure statement	81
Supplementary information – gas and oil (unaudited)	132 – 137
Presentation of non-GAAP measures	142

[18]	As noted in paragraph 1 of this Part, the entire section entitled “Outlook for 2015” on page 6 of the BG 2014 Annual Report is not incorporated into this Part.
[1][9]	As noted in paragraph 1 of this Part, references to expecting the total operating profit for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Part.

3.	INFORMATION INCORPORATED BY REFERENCE FROM THE BG 2013 ANNUAL REPORT

The following pages are incorporated by reference from the BG 2013 Annual Report.

Information	Pages
Chairman’s statement	2 – 3
Global business environment	4 – 5
Where we work and our business segments	6 – 7
Chief Executive’s statement	8 – 9
How we create value	10 – 13
How we deliver value	14 – 15
How we work	16 – 19
What our strategy delivers	20 – 21
Our performance	22 – 23
Operating review	24 – 29
Financial review[20]	32 – 37
Principal risks and uncertainties	38 – 43
Chairman’s overview	46 – 47
Board of Directors	48 – 49
Group Executive Committee and Company Secretary	50 – 51
Corporate governance	52 – 61
Compliance with the UK Corporate Governance Code	62 – 63
Remuneration report	64 – 79
Other disclosures[21]	80 – 82
Disclosure statement	82 – 83
Supplementary information – gas and oil (unaudited)	134 – 141
Presentation of non-GAAP measures	146

4.	INFORMATION INCORPORATED BY REFERENCE FROM THE BG 2012 ANNUAL REPORT

The following pages are incorporated by reference from the BG 2012 Annual Report.

Information	Pages
Where we operate	4 – 5
Chairman’s statement	6 – 7
Chief Executive’s statement[22]	8 – 9
Our strategy and business	10 – 11
How BG Group creates value	12 – 13
Key performance indicators	14 – 15
Market knowledge	16 – 17
Operating review	19 – 25
Financial review	26 – 31
Principal risks and uncertainties	32 – 37
Sustainability	38 – 41
Board of Directors	44 – 45
Group Executive Committee and Company Secretary	46 – 47
Corporate governance	48 – 57
Compliance with the UK Corporate Governance Code	58 – 59
Remuneration report	60 – 75
Other disclosures	76 – 79
Supplementary information – gas and oil (unaudited)	128 – 135
Presentation of non-GAAP measures	140

[20]	As noted in paragraph 1 of this Part, references to expecting the total operating profit for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Part.
[21]	As noted in paragraph 1 of this Part, references to expecting the total operating profit for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Part. For the avoidance of doubt, the same applies in respect of the other profit estimates on page 80 of the BG 2013 Annual Report, which are not deemed incorporated into this Part.
[22]	As noted in paragraph 1 of this Part, the entire section entitled “Continue to grow our LNG business” on page 9 of the BG 2012 Annual Report is not incorporated into this Part.

5.	INFORMATION INCORPORATED BY REFERENCE FROM THE BG Q3 2015 RESULTS

The following pages are incorporated by reference from the BG Q3 2015 Results.

Information	Pages
Third Quarter Key Points	1
Business Review – Group	2 – 4
Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc	5
Third quarter business highlight[23]	5 – 6
Upstream	7 – 10
LNG Shipping & Marketing	11 – 13
Presentation of Non-GAAP measures	14
Consolidated Income Statement	16 – 17
Consolidated Statement of Comprehensive Income	18
Consolidated Balance Sheet	19
Consolidated Statement of Changes in Equity	20
Consolidated Cash Flow Statement	21
Notes	22 – 30
Supplementary information: Operating and financial data	33 – 34

6.	INFORMATION INCORPORATED BY REFERENCE FROM THE BG Q2 2015 RESULTS

The following pages are incorporated by reference from the BG Q2 2015 Results.

Information	Pages
Second Quarter Key Points	1
Business Review – Group	2 – 4
Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc	5
Second quarter business highlights[24]	5 – 6
Upstream	8 – 11
LNG Shipping & Marketing	12 – 14
Interim Management Report	15
Principal Risks and Uncertainties	18 – 19
Statement of Directors’ responsibilities	20
Presentation of Non–GAAP measures	21
Independent review report to BG Group plc	22
Consolidated Income Statement	23 – 24
Consolidated Statement of Comprehensive Income	25
Consolidated Balance Sheet	26
Consolidated Statement of Changes in Equity	27
Consolidated Cash Flow Statement	28
Notes	29 – 36
Supplementary information: Operating and financial data	39 –40

[23]	As noted in paragraph 1 of this Part, the entire section entitled “2015 outlook” on page 6 of the BG Q3 2015 Results is not incorporated into this Part.
[24]	The entire section entitled “2015 outlook” on page 7 of the BG Q2 2015 Results is not incorporated into this Part.

7.	INFORMATION INCORPORATED BY REFERENCE FROM THE BG Q1 2015 RESULTS

The following pages are incorporated by reference from the BG Q1 2015 Results.

Information	Pages
First Quarter Key Points[25]	1
Business Review – Group	2 – 3
Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc	4
First quarter business highlights	4 – 5
Upstream	6 – 8
LNG Shipping & Marketing[26]	9 – 10
Presentation of Non-GAAP measures	11
Consolidated Income Statement	13
Consolidated Statement of Comprehensive Income	14
Consolidated Balance Sheet	15
Consolidated Statement of Changes in Equity	16
Consolidated Cash Flow Statement	17
Notes	18 – 23
Supplementary information: Operating and financial data	26 – 27

[25]	As noted in paragraph 1 of this Part, references to expecting the EBITDA for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Part.
[26]	As noted in paragraph 1 of this Part, references to expecting the EBITDA for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Part.

PART XIII

UNAUDITED PRO FORMA FINANCIAL INFORMATION

PART A

Unaudited pro forma financial information relating to the Combined Group

The unaudited pro forma income statement of the Combined Group has been prepared based on the consolidated statement of income of the Shell Group for the year ended 31 December 2014 and the consolidated income statement of the BG Group for the year ended 31 December 2014 to illustrate the effect on the income statement of the Shell Group of the Combination as if it had taken place as at 1 January 2014.

The unaudited pro forma statement of net assets of the Combined Group has been prepared based on the consolidated balance sheet of the Shell Group as at 30 September 2015 and the consolidated balance sheet of the BG Group as at 30 September 2015 to illustrate the effect on the net assets of the Shell Group of the Combination as if it had taken place as at 30 September 2015.

The unaudited pro forma income statement of the Combined Group and the unaudited pro forma statement of net assets of the Combined Group together form the unaudited pro forma financial information.

The unaudited pro forma financial information set out in this Part has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Shell Group’s or the Combined Group’s actual results or financial condition.

The unaudited pro forma financial information has been prepared on a consistent basis with the accounting policies and presentation adopted by the Shell Group in relation to the consolidated financial statements for the year ended 31 December 2014 and the unaudited condensed consolidated interim financial statements for the nine months ended 30 September 2015 on the basis of the notes set out below and in accordance with Annex II to the PD Regulation. The adjustments in the unaudited pro forma financial information are expected to have a continuing impact on the Combined Group, unless stated otherwise.

Furthermore, the unaudited pro forma financial information set out in this Part does not constitute statutory accounts within the meaning of section 434 of the CA 2006.

1.	Unaudited pro forma income statement relating to the Combined Group

UNAUDITED PRO FORMA INCOME STATEMENT

($) (MILLION)

		Adjustments
	Shell Group income statement for the year ended 31 December 2014	BG Group income statement for the year ended 31 December 2014 (as reconciled)	Acquisition accounting adjustments	Pro forma income statement of the Combined Group for the year ended 31 December 2014
	Note (i)	Note (ii)	Note (iii)
Revenue	421,105	19,586	—	440,691
Share of profit of joint ventures and associates	6,116	166	—	6,282
Interest and other income	4,123	1,483	—	5,606

Total revenue and other income	431,344	21,235	—	452,579
Purchases	327,278	3,537	—	330,815
Production and manufacturing expenses	30,038	6,381	—	36,419
Selling, distribution and administrative expenses	13,965	138	741	14,844
Research and development	1,222	90	—	1,312
Exploration	4,224	751	—	4,975
Depreciation, depletion and amortisation	24,499	11,755	—	36,254
Interest expense	1,804	906	—	2,710

Income before taxation	28,314	(2,323)	(741)	25,250
Taxation	13,584	(1,423)	248	12,409

(Loss)/income for the period	14,730	(900)	(989)	12,841
(Loss)/income attributable to non-controlling interest	(144)	—	—	(144)

(Loss)/income attributable to the company’s shareholders	14,874	(900)	(989)	12,985

Notes:

(i)	The Shell Group income statement has been extracted without material adjustment from the audited consolidated financial statement of income of the Shell Group for the year ended 31 December 2014, which is incorporated by reference into this Prospectus as set out in Part B of Part IX (Financial information in relation to Shell and the Shell Group) and paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).
(ii)	The BG Group income statement is based on the consolidated income statement of the BG Group for the year ended 31 December 2014 extracted without material adjustment from the audited consolidated income statement of BG for the year ended 31 December 2014, which is set out at Part B in Part XI (Financial information in relation to BG and the BG Group), as adjusted to apply the accounting policies and presentation adopted by the Shell Group. A reconciliation is presented below:

UNAUDITED RECONCILIATION OF THE BG GROUP’S CONSOLIDATED INCOME STATEMENT UNDER THE SHELL GROUP’S ACCOUNTING POLICIES AND INCOME STATEMENT PRESENTATION FOR THE YEAR ENDED 31 DECEMBER 2014

($) (MILLION)

The BG Group’s income statement line items	The BG Group’s income statement (as reported) Note (a)	The Shell Group’s income statement line items	The BG Group’s income statement under the Shell Group’s income statement line items Note (b)	Accounting policy adjustments Note (c)	Reclassifications of line items to align with the Shell Group’s accounting policies and presentation Note (d)	The BG Group’s income statement under the Shell Group’s accounting policies and presentation
Group Revenue	19,289	Revenue	19,289	—	297	19,586
Share of post-tax results from joint ventures and associates	166	Share of profit of joint ventures and associates	166	—	—	166
Other operating income	660
Finance income	153

	813	Interest and other income	813	—	670	1,483

		Total revenue and other income	20,268	—	967	21,235
Profit/(Loss) for the year from discontinued operations	7
Operating costs	(13,572)

	(13,565)	Purchases	13,565	—	(10,028)	3,537
		Production and manufacturing expenses	—	—	6,381	6,381
		Selling, distribution and administrative expenses	—	—	138	138
		Research and development	—	—	90	90
		Exploration	—	—	751	751
Profits and losses on disposal of non-current assets and impairments	(8,120)	Depreciation, depletion and amortisation	8,120	—	3,635	11,755
Finance costs	(906)	Interest expense	906	—	—	906

		(Loss)/income before taxation	(2,323)	—	—	(2,323)
Taxation	1,279	Taxation	(1,279)	(144)	—	(1,423)
				—		—

Profit/(loss) for the year	(1,044)	(Loss)/income for the period	(1,044)	144	—	(900)
		(Loss)/income attributable to non-controlling interest	—	—	—	—

		(Loss)/income attributable to the company’s shareholders	(1,044)	144	—	(900)

Notes:

(a)	The BG Group’s income statement line items are directly extracted from the BG Group’s consolidated income statement for the year ended 31 December 2014 which is set out in Part XI (Financial information in relation to BG and the BG Group). The order of the line items may be different to those in the BG Group’s consolidated income statement to allow each line to be matched to the presentational format of the Shell Group’s consolidated income statement.
(b)	This reflects the BG Group’s consolidated income statement for the year ended 31 December 2014 reformatted under the Shell Group’s headings.
(c)

This reflects the difference in accounting policy between the Shell Group and the BG Group in respect of uncertain tax positions. The $144m additional tax credit arises when applying the Shell Group’s policy of recognising a tax provision where the likelihood of loss is more likely than not, and of measuring the tax provision on the basis of the most likely extent of that loss, to the tax charge previously reported by the BG Group, which was determined under a policy of recognising a tax provision on the basis of probability-based weighted average. This is the only accounting policy alignment which impacts income/(loss) for the year, as consistent with the alignment of accounting policies set out in Part B of Part IV (Historical financial information relating to the BG Group) of the Circular, which is incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).
(d)	The following reclassifications were made to reflect the difference in accounting treatment and presentation under the Shell Group’s policy as opposed to the BG Group:

1.	Interest and other income has increased by $670m to reflect:
•	an increase of $967m, as net gains on sale of non-current assets have been reclassified from depreciation, depletion and amortisation to interest and other income (this is to reflect the Shell Group’s presentation of gains/loss on disposals); and
•	a decrease of $297m, as remeasurement of commodity-based contracts was reclassified to revenue (to reflect the Shell Group’s presentation).
2.	Purchases have decreased by $10,028m to reflect allocations of $6,250m to production and manufacturing expenses, $138m to selling, distribution and administrative expenses, $90m to research and development, $751m to exploration and $2,799m in depreciation, depletion and amortisation (all to reflect the Shell Group’s presentation of such items).
3.	Production and manufacturing expenses have increased by a further $131m (further to the $6,250m in note (d) 2) as write-off and provisions for exceptional items have been reclassified out of depreciation, depletion and amortisation into production and manufacturing expenses (as this is not considered sufficiently material to require separate presentation).

(iii, a)	No pro forma impairment charge has been applied to the goodwill balance (arising from the acquisition accounting as set out in the pro forma statement of net assets below) in the period presented. No additional depreciation and amortisation charge has been applied for the IFRS 3 Business Combination fair values of intangible assets and property, plant and equipment, as it is considered impractical to do at the Latest Practicable Date.

For the purposes of the unaudited pro forma income statement, transaction costs expected to be incurred by the Shell Group of $467m and transaction costs expected to be incurred by the BG Group of $161m as well as change in control costs and landholder tax (totalling in combination $113m) have been reflected as an expense. In addition, non-resident capital gains taxes (totalling $248m) have been reflected as income taxes. These costs are not expected to be incurred on an ongoing basis in the Combined Group. The calculation of taxes to be paid as part of the transaction includes a number of assumptions. Accordingly, the final taxes paid post completion may be different. Completion of the Combination will trigger an accelerated vesting of some of the BG Share Plans. As at the Latest Practicable Date, it is not possible to estimate these costs as the valuation is pending future decisions and events. Accordingly, they have not been included in the pro forma financial statements in this Prospectus.

(iii, b)	While the Shell Group and the BG Group trade with each other, no adjustment has been made to eliminate such inter-group trading as its impact is not considered material.
(iii, c)	No adjustment has been made to reflect any synergies that may arise subsequent to the transaction as these are dependent upon the future actions of management.
(iii, d)	No adjustment has been made to reflect the financial results of either the BG Group or the Shell Group since 31 December 2014.

2.	Unaudited pro forma statement of net assets relating to the Combined Group

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS

($) (MILLION)

		Adjustments
	Shell Group net assets as at 30 September 2015 (as reported) Note (i)	BG Group net assets as at 30 September 2015 (as reconciled) Note (ii)	Acquisition accounting adjustments Note (iii)	Pro forma net assets of the Combined Group as at 30 September 2015
Assets
Intangible assets	6,300	—	22,864	29,164
Property, plant and equipment	181,681	39,538	—	221,219
Joint ventures and associates	30,940	4,041	—	34,981
Investments in securities	3,573	—	—	3,573
Deferred tax	10,258	2,837	—	13,095
Retirement benefits	2,366	213	—	2,579
Trade and other receivables	8,331	1,329	—	9,660

Non-current assets	243,449	47,958	22,864	314,271

Inventories	19,276	1,175	—	20,451
Trade and other receivables	49,130	4,404	—	53,534
Cash and cash equivalents	31,846	6,324	(20,558)	17,612

Current assets	100,252	11,903	(20,558)	91,597

Total assets	343,701	59,861	2,306	405,868

Liabilities
Debt	50,438	15,276	—	65,714
Trade and other payables	4,510	774	—	5,284
Deferred tax	9,935	3,114	—	13,049
Retirement benefits	14,557	70	—	14,627
Decommissioning and other provisions	25,110	5,327	—	30,437

Non-current liabilities	104,550	24,561	—	129,111

Debt	5,149	416	—	5,565
Trade and other payables	55,230	4,293	—	59,523
Taxes payable	10,378	456	—	10,834
Retirement benefits	359	—	—	359
Decommissioning and other provisions	5,553	—	—	5,553

Current liabilities	76,669	5,165	—	81,834

Total liabilities	181,219	29,726	—	210,945

Total net assets	162,482	30,135	2,306	194,923

Notes:

(i)	The Shell Group net assets have been extracted without material adjustment from the Shell Q3 2015 Results, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).
(ii)	The BG Group net assets are based on the consolidated balance sheet of the BG Group as at 30 September 2015 extracted without adjustment from the BG Q3 2015 Results, which are set out in Part B of Part XI (Financial information in relation to BG and the BG Group), as adjusted to apply the accounting policies adopted by the Shell Group. A reconciliation is presented below:

UNAUDITED RECONCILIATION OF THE BG GROUP’S CONSOLIDATED NET ASSETS UNDER THE SHELL GROUP’S ACCOUNTING POLICIES AND BALANCE SHEET PRESENTATION AS AT 30 SEPTEMBER 2015

($) (MILLION)

The BG Group’s balance sheet line items	The BG Group’s balance sheet line items (as reported) Note (a)	The Shell Group’s balance sheet line items	The BG Group’s balance sheet under the Shell Group’s balance sheet line items Note (b)	Accounting policy adjustments Note (c)	Reclassifications of line items to align with Shell Group’s accounting policies and presentation Note (d)	The BG Group’s balance sheet under the Shell Group’s accounting policies and presentation
		Assets
Intangible assets	3,359	Intangible assets	3,359	—	(3,359)	—
Property, plant and equipment	36,179	Property, plant and equipment	36,179	—	3,359	39,538
Investments	4,041	Joint ventures and associates	4,041	—	—	4,041
Deferred tax assets	2,837	Deferred tax	2,837	—	—	2,837
Retirement benefit surplus	213	Retirement benefits	213	—	—	213
Commodity contracts and other derivative financial instruments	252
Trade and other receivables	1,077

	1,329	Trade and other receivables	1,329	—	—	1,329

		Non-current assets	47,958	—	—	47,958

Inventories	1,175	Inventories	1,175	—	—	1,175
Trade and other receivables	4,116
Current tax receivable	154
Commodity contracts and other derivative financial instruments	134

	4,404	Trade and other receivables	4,404	—	—	4,404
Cash and cash equivalents	6,324	Cash and cash equivalents	6,324	—	—	6,324

		Current assets	11,903	—	—	11,903

		Total assets	59,861	—	—	59,861

		Liabilities
Borrowings	(15,276)	Debt	15,276	—	—	15,276
Trade and other payables	(168)
Commodity contracts and other derivative financial instruments	(606)

	(774)	Trade and other payables	774	—	—	774
Deferred tax liabilities	(3,114)	Deferred tax	3,114	—	—	3,114
Retirement benefit obligations	(70)	Retirement benefits	70	—	—	70
Provisions for other liabilities and charges	(5,327)	Decommissioning and other provisions	5,327	—	—	5,327

		Non-current liabilities	24,561	—	—	24,561

Borrowings	(416)	Debt	416	—	—	416
Trade and other payables	(4,133)
Commodity contracts and other derivative financial instruments	(160)

	(4,293)	Trade and other payables	4,293	—	—	4,293
Current tax liabilities	(1,105)	Taxes payable	1,105	(649)	—	456

		Current liabilities	5,814	(649)	—	5,165

		Total liabilities	30,375	(649)	—	29,726

Net assets	29,486	Total equity	29,486	649	—	30,135

Notes:

(a)	The BG Group’s balance sheet line items are directly extracted without material adjustment from the BG Group’s consolidated balance sheet as at 30 September 2015 set out in Part XI (Financial information in relation to BG and the BG Group). The order of the line items may be different to those in the BG Group consolidated balance sheet to allow each line to be matched to the presentational format of the Shell Group’s consolidated balance sheet.
(b)	This reflects the BG Group’s consolidated balance sheet as at 30 September 2015 reformatted under the Shell Group’s headings.
(c)	This adjustment reflects the difference in accounting policy between the BG Group and the Shell Group in respect of uncertain tax positions. The $649m as adjusted under the Taxes payable line item arises when applying the Shell Group’s policy of recognising a tax provision where the likelihood of loss is more likely than not, and of measuring the tax provision on the basis of the most likely extent of that loss, to the tax charge previously reported by the BG Group, which was determined under a policy of recognising a tax provision on the basis of probability-based weighted average. This is the only accounting policy alignment which impacts total equity as at 30 September 2015, as consistent with the alignment of accounting policies set out in Part B of Part IV of the Circular, which is incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).
(d)	Recategorisation of certain balance sheet items in order to present the BG Group’s consolidated balance sheet on a consistent basis to that of the Shell Group. This involved the reclassification of capitalised exploration expenditure of $3,359 million in intangible assets to property, plant and equipment;

(iii, a)	The unaudited pro forma statement of net assets has been prepared on the basis that the transaction will be treated as an acquisition of the BG Group by the Shell Group in accordance with IFRS 3 Business Combinations. The pro forma statement of net assets does not reflect the fair value adjustments to the acquired assets and liabilities as the fair value measurement of these items will only be performed subsequent to completion of the Combination. For the purposes of the pro forma statement of net assets, the excess purchase consideration over the carrying amount of the net assets acquired has been attributed to goodwill and no pro forma impairment charge has been applied to the goodwill balance in the period presented. The fair value adjustments, when finalised following the completion of the Combination, may be material. The preliminary goodwill arising has been calculated as follows:

$m
Cash consideration transferred(1)	19,569
Share consideration(2)	33,430
Less carrying amount of net assets acquired	30,135
Goodwill (before measurement of the assets acquired and liabilities assumed at their fair value)	22,864

(1) The calculation is based on a USD/GBP exchange rate of 1.4908 and assumes that there will be 3,427,243,681 BG Shares in issue (both taken from the Latest Practicable Date) and that each BG Shareholder will receive 383 pence per BG share. It is assumed that this amount will be cash settled without the issuance of new debt by Shell.

(2) The calculation is based on the Closing Price of Shell B Shares of 1469 pence, a USD/GBP exchange rate of 1.4908 and assumes that there will be 3,427,243,681 BG Shares in issue (all taken from the Latest Practicable Date) and that each BG Shareholder will receive 0.4454 Shell B Shares per BG Share.

(iii, b)	For the purposes of the unaudited pro forma net asset statement, transaction costs expected to be incurred by the Shell Group of $467m and transaction costs expected to be incurred by the BG Group of $161m as well as expected change in control costs, landholder tax and non-resident capital gains taxes (totalling in combination $361m) have been deducted from cash and cash equivalents. These costs are not expected to be incurred on an ongoing basis in the Combined Group. The calculation of taxes to be paid as part of the transaction includes a number of assumptions. Accordingly, the final taxes paid post completion may be different. Completion of the Combination will trigger an accelerated vesting of some of the BG Share Plans. As at the Latest Practicable Date, it is not possible to estimate these costs as the valuation is pending future decisions and events. Accordingly, they have not been included in the pro forma financial statements in this Prospectus.
(iii, c)	While the Shell Group and the BG Group had certain balances payable to and receivable from each other at 30 September 2015, no adjustment has been made as the impact of eliminating inter-group payable/receivable balances is not considered material.
(iii, d)	No adjustment has been made to reflect any synergies that may arise subsequent to the transaction as these are dependent upon the future actions of management. Similarly no adjustment has been made to reflect the impact of any trading activities subsequent to the date of the information presented.
(iii, e)	No adjustment has been made to reflect the financial results of either the BG Group or the Shell Group since 30 September 2015.
(iii, f)	Both the Shell Group and the BG Group hold capacity rights at the Elba Island LNG import terminal. These rights are currently accounted for as executory contracts. Following completion of the Combination, management will need to re-assess if the combined rights over the import terminal should continue to be reported as executory contracts or would qualify as a finance or operating lease arrangement. In the event that a finance lease is identified, the Combined Group will need to recognise both a finance lease asset and a finance lease liability.

As at the Latest Practicable Date, the Shell Group does not have access to the information required to conduct the necessary assessment, as the nature of the BG Group capacity rights has been deemed commercially sensitive by the BG Group. Accordingly, the capacity rights have continued to be accounted for as executory contracts, with no acquisition adjustment.

PART B

Accountant’s report on the unaudited pro forma financial information relating to the Combined

Group

The Directors

Royal Dutch Shell plc

Shell Centre

London

United Kingdom

SE1 7NA

Merrill Lynch International

2 King Edward Street

London

United Kingdom

EC1A 1HQ

22 December 2015

Dear Sirs

Royal Dutch Shell plc (“Shell”) and its subsidiaries (the “Shell Group”)

We report on the unaudited pro forma financial information relating to the Combined Group (the “Pro Forma Financial Information”) set out in Part A of Part XIII of Shell’s prospectus dated 22 December 2015 (the “Prospectus”) which has been prepared on the basis described in the notes to the Pro Forma Financial Information, for illustrative purposes only, to provide information about how the proposed acquisition of BG Group plc might have affected the financial information presented on the basis of the accounting policies adopted by Shell in preparing the consolidated financial statements for the year ended 31 December 2014 and the unaudited condensed consolidated interim financial statements for the nine months ended 30 September 2015. This report is required by item 20.2 of Annex I to the PD Regulation and is given for the purpose of complying with that PD Regulation and for no other purpose.

Responsibilities

It is the responsibility of the directors of Shell to prepare the Pro Forma Financial Information in accordance with item 20.2 of Annex I to the PD Regulation.

It is our responsibility to form an opinion, as required by item 20.2 of Annex I to the PD Regulation as to the proper compilation of the Pro Forma Financial Information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of Shell.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Shell Group.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a)	the Pro Forma Financial Information has been properly compiled on the basis stated; and

b)	such basis is consistent with the accounting policies of the Shell Group.

Declaration

For the purposes of Prospectus Rule 5.5.3 R(2)(f), we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART XIV

OIL AND GAS INFORMATION

The oil and gas information set out in this Part, including the reserves estimates, is unaudited; it is not covered by the audit opinion of the independent registered public accounting firms that have audited and reported on the Shell Group’s or the BG Group’s financial information.

All the information in this Part should be read in conjunction with Part II (Risk factors).

1.	RESERVES REPORTING

The oil and gas information in this Prospectus contains reserves estimates.

The proved reserves estimates for the Shell Group in this Prospectus have been compiled in accordance with the SEC Rules. In line with the approach taken by other IOCs and supported by the SEC, the Shell Group does not report on its probable reserves or other resources. Shell intends that the Combined Group’s reserves will be determined and reported on the same basis following completion of the Combination.

The reserves estimates for the BG Group in this Prospectus (except as otherwise stated) have been compiled on the basis of the PRMS. In addition, the information about the BG Group’s proved reserves and the oil and gas information for the BG Group also includes information about its probable reserves and discovered resources and risked exploration resources.

The SEC Rules and the PRMS are closely aligned, but a few key differences exist. The most notable is that the SEC Rules define the criteria for the determination of economically producible reserves to allow for comparability in the Standardized Measure27 reporting of proved reserves. The corresponding concept under the PRMS, the “commerciality” determination, introduces a subjective aspect to the price and costs used to establish existing economic conditions by factoring in elements such as the rate of return required by a particular company before it will commit resources to the project. This rate of return varies among companies, reducing the comparability of company reserves generated on a PRMS basis. The SEC proved reserves estimates are thus based on “existing” economic conditions (Year Average Price or YAP, Year End Cost or YEC, no escalation or depreciation) and hydrocarbon income only, while the PRMS uses “defined” economic conditions (defined by each company) and can include non-hydrocarbon income.

For illustrative purposes only, to enable more direct comparability with Shell’s reserves and to include information in this Prospectus in a manner which is more consistent with how the Combined Group will report on an ongoing basis, a re-estimation under the SEC Rules of the BG Group’s proved reserves estimates as at 31 December 2014 and as at 31 December 2013 has been set out in the tables contained in paragraph 4 of Part VI of the Circular, which is incorporated by reference into this Part and is available for inspection in accordance with paragraph 19 of Part XVII (Additional information).

As noted in paragraph 16 of Part A of Part II (Risk factors), following completion of the Combination, there may be adjustments in the reserves estimates of the Combined Group stemming from, among other things, the differences between the two classifications and such differences could be material.

2.	OIL AND GAS INFORMATION OF THE SHELL GROUP

The Shell 2014 Annual Report contains relevant information about the Shell Group and has been filed with, or notified to, the FCA and is available for inspection in accordance with paragraph 19 of Part XVII (Additional information).

[27]	The Standardized Measure of discounted future net cash flows relating to proved oil and gas reserve quantities (or the Standard Measure of Oil & Gas (otherwise known as SMOG)) is defined as the present value of the future cash flows from SEC proved oil and natural gas reserves, minus development costs, income taxes and existing exploration costs, discounted at 10% (as referred to in item 30 of FAS 69).

The table below sets out the pages of the Shell 2014 Annual Report which contain relevant oil and gas information and which are incorporated by reference into, and form part of, this Part.

3.	OIL AND GAS INFORMATION OF THE BG GROUP

The Circular contains relevant information about the BG Group and has been filed with, or notified to, the FCA and is available for inspection in accordance with paragraph 19 of Part XVII (Additional information).

The table below sets out the pages of the Circular which contain relevant oil and gas information and which are incorporated by reference into, and form part of, this Part.

Information	Pages
Oil and gas information	43 – 72

PART XV

TAXATION

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than the Netherlands, the UK or the US should consult an appropriate professional adviser.

1.	DUTCH TAXATION

The following statements outline the principal Dutch tax consequences for a holder of Shell Shares and/or Shell ADSs in respect of the acquisition, ownership and disposal of Shell Shares and Shell ADSs and is intended as general information only. It does not present a comprehensive or complete description of all aspects of Dutch tax law which could be of relevance to a holder of Shell Shares and Shell ADSs, nor does this summary intend to be applicable in respect of all categories of holders of Shell Shares and Shell ADSs.

The following statements do not describe the possible Dutch tax considerations or tax consequences that may be relevant to a holder of Shell Shares or Shell ADSs:

(i)	who is an individual and for whom the income or capital gains derived from Shell Shares or Shell ADSs are attributable to employment activities the income from which is taxable in the Netherlands;

(ii)	who holds a substantial interest (aanmerkelijk belang) or fictitious substantial interest (fictief aanmerkelijk belang) in Shell, which will generally be the case if the holder, alone or – in case of an individual – together with his partner, owns or holds certain rights over (including rights to, directly or indirectly, acquire) shares representing, directly or indirectly, 5% or more of the total issued and outstanding capital of Shell or of the issued and outstanding capital of any class of shares of Shell;

(iii)	that is an entity which is entitled to the participation exemption (deelnemingsvrijstelling) with respect to the Shell Shares or Shell ADSs;

(iv)	that is an entity which is not subject to Dutch corporate income tax, in full or in part, or is fully exempt from Dutch corporate income tax (such as a qualifying pension fund); or

(v)	that is an investment institution (beleggingsinstelling) as described in articles 6a or 28 of the (Wet op de vennootschapsbelasting 1969, CITA).

For Dutch tax purposes, a holder of Shell Shares or Shell ADSs may include an individual who or an entity that does not have the legal title to the Shell Shares or Shell ADSs, but to whom nevertheless the Shell Shares or Shell ADSs, or the income thereof, are attributed based either on such individual or entity owning a beneficial interest in the Shell Shares or Shell ADSs or based on specific statutory provisions. These include statutory provisions pursuant to which the Shell Shares or Shell ADSs are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Shell Shares or Shell ADSs.

The following statements are based on Dutch tax law as applied and interpreted by the Dutch tax courts and as published and in effect on the date hereof, including, for the avoidance of doubt, the tax rates applicable on the date hereof, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. A change in Dutch tax law may thus invalidate all or part of the following statements regarding Dutch taxation. Where in this summary English terms and expressions are used to refer to Dutch concepts the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

Any reference in this paragraph 1 made to Dutch taxes, Dutch tax or Dutch tax law must be construed as a reference to taxes of whatever nature levied by or on behalf of the Netherlands or any of its subdivisions or taxing authorities. The Netherlands means the part of the Kingdom of the Netherlands located in Europe.

The material set out in this Part does not constitute tax advice. A holder of Shell Shares or Shell ADSs should consult his or her own tax adviser regarding the tax consequences of any acquisition, holding or disposal of Shell Shares or Shell ADSs.

1.1	Dutch withholding tax on dividend payments

A holder of Shell Shares or Shell ADSs is generally subject to Dutch dividend withholding tax at a rate of 15% on dividends distributed by Shell. However, dividends received by a holder of Shell B Shares or Shell B ADSs under the Dividend Access Mechanism will not be subject to any Dutch dividend withholding tax. The Dividend Access Trust is not subject to Dutch dividend withholding tax with respect to dividends paid on the Dividend Access Shares.

Generally, Shell is responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the holder of Shell Shares or Shell ADSs.

Dividends distributed by Shell include, but are not limited to:

(i)	distributions of profits in cash or in kind, whatever they be named or in whatever form;

(ii)	proceeds from the liquidation of Shell, or proceeds from the repurchase or cancellation of Shell Shares or Shell ADSs by Shell (unless the shares are repurchased and then held in treasury by Shell as a “temporary investment” (ter tijdelijke belegging)), in excess of the average paid-in capital determined separately for Shell A Shares and Shell B Shares, recognised for Dutch dividend withholding tax purposes;

(iii)	the par value of Shell Shares or Shell ADSs issued to a holder of Shell Shares or Shell ADSs or an increase in the par value of Shell Shares or Shell ADSs, to the extent that no related contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

(iv)	partial repayment of paid-in capital, that is:

(a)	not recognised for Dutch dividend withholding tax purposes; or

(b)	recognised for Dutch dividend withholding tax purposes to the extent that Shell has “net profits” (zuivere winst), unless: (I) a Shell general meeting has resolved in advance to make such repayment; and (II) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the Shell Articles of Association.

The term “net profits” includes anticipated profits.

An exemption from Dutch dividend withholding tax with respect to a repurchase of Shell A Shares by Shell within the meaning of (ii) above is available if certain conditions are met. One of these conditions requires that the nominal paid-in capital of Shell has not been increased during the calendar year of the repurchase of shares and the four preceding years, other than for valid business reasons. The increase of Shell’s nominal paid-up capital as a result of the Combination will not affect the option of Shell to repurchase shares free of dividend withholding tax.

If a holder of Shell Shares or Shell ADSs is resident in the Netherlands, such holder of Shell Shares or Shell ADSs is generally entitled to a full credit for any Dutch dividend withholding tax against his Dutch (corporate) income tax liability and to a refund of any residual Dutch dividend withholding tax.

If a holder of Shell Shares or Shell ADSs is resident in a country other than the Netherlands, under certain circumstances, exemptions from, reduction in or refunds of, Dutch dividend withholding tax may be available pursuant to Dutch domestic law and/or treaties for the avoidance of double taxation.

According to Dutch domestic anti-dividend stripping rules, no credit against Dutch (corporate) income tax, exemption from, reduction in or refund of, Dutch dividend withholding tax will be granted if the recipient of the dividend paid by Shell is not considered to be the beneficial owner (uiteindelijk gerechtigde) of such dividend under these rules (which contain a specific definition of the term beneficial owner).

1.2	Dutch taxes on income and capital gains

Residents in the Netherlands

The description of certain Dutch tax consequences in the following statements is only intended for holders of Shell Shares and Shell ADSs: (i) who are individuals resident in the Netherlands for Dutch income tax purposes (“Dutch Individuals”); or (ii) that are entities resident in the Netherlands for Dutch corporate income tax purposes (“Dutch Corporate Entities”).

Dutch Individuals engaged in an enterprise or in miscellaneous activities

Dutch Individuals engaged in an enterprise or in miscellaneous activities are generally subject to income tax at statutory progressive rates with a maximum of 52% with respect to any benefits derived from Dutch Enterprise Shares (as defined below), including any capital gains realised on the disposal thereof.

“Dutch Enterprise Shares” are Shell Shares or Shell ADSs:

(i)	that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement (medegerechtigde) to the net worth of such enterprise (other than as an entrepreneur or a shareholder); or

(ii)	the benefits of which are attributable to miscellaneous activities (resultaat uit overige werkzaamheden), including, without limitation, activities which are beyond the scope of active portfolio investment activities.

Dutch Individuals not engaged in an enterprise or in miscellaneous activities

Generally, a Dutch Individual who owns Shell Shares or Shell ADSs, excluding Dutch Enterprise Shares, will be subject annually to an income tax imposed on a fictitious yield on such Shell Shares or Shell ADSs under the regime for income from savings and investments (inkomen uit sparen en beleggen). Irrespective of the actual income or capital gains realised, the annual taxable benefit of all the assets and liabilities of a Dutch Individual that are taxed under this regime, including the Shell Shares and/or Shell ADSs, is set at a fixed amount. The fixed amount equals 4% of the fair market value of the assets reduced by the liabilities and is measured exclusively at the beginning of every calendar year. The tax rate under the regime for savings and investments is a flat rate of 30%.

Dutch Corporate Entities

Dutch Corporate Entities are generally subject to corporate income tax at statutory rates up to 25% with respect to any benefits derived (including any capital gains realised on the disposal thereof) from the Shell Shares or Shell ADSs.

Non-residents in the Netherlands

A holder of Shell Shares or Shell ADSs other than a Dutch Individual or Dutch Corporate Entity will not be subject to any Dutch taxes on income or capital gains in respect of the ownership and disposal of the Shell Shares or Shell ADSs, other than Dutch dividend withholding tax as described above, except if:

(i)	the holder of Shell Shares or Shell ADSs, whether an individual or not, derives profits from an enterprise, whether as entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in the Netherlands, to which Shell Shares or Shell ADSs are attributable;

(ii)	the holder of Shell Shares or Shell ADSs is an individual and derives benefits from miscellaneous activities carried out in the Netherlands in respect of the Shell Shares or Shell ADSs, including (without limitation) activities which are beyond the scope of active portfolio investment activities;

(iii)	the holder of Shell Shares or Shell ADSs is not an individual and is entitled to a share in the profits of an enterprise or a co-entitlement to the net worth of enterprise, other than by way of securities, which enterprise is effectively managed in the Netherlands and to which enterprise the Shell Shares or Shell ADSs are attributable; or

(iv)	the holder of Shell Shares or Shell ADSs is an individual and is entitled to a share in the profits of an enterprise, other than by way of securities, that is effectively managed in the Netherlands and to which enterprise the Shell Shares or Shell ADSs are attributable.

If a holder of Shell Shares or Shell ADSs is resident in a country other than the Netherlands, under certain specific circumstances, Dutch taxation rights could be restricted pursuant to treaties for the avoidance of double taxation.

Dutch gift or inheritance tax

No Dutch gift tax or inheritance tax is due in respect of any gift of the Shell Shares or Shell ADSs by, or inheritance of the Shell Shares or Shell ADSs on the death of, a holder of Shell Shares or Shell ADSs, except if:

(i)	at the time of the gift or death of the holder of Shell Shares or Shell ADSs, the holder of Shell Shares or Shell ADSs is resident in the Netherlands;

(ii)	the holder of Shell Shares or Shell ADSs passes away within 180 days after the date of the gift of the Shell Shares or Shell ADSs and at the time of his death is resident in the Netherlands; or

(iii)	the gift of the Shell Shares or Shell ADSs is made under a condition precedent and the transferor is resident in the Netherlands at the time the condition is fulfilled or, if earlier, is resident in the Netherlands at the time of his death.

For purposes of Dutch gift or inheritance tax, an individual who is of Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 10 years preceding the date of the gift or his death. For purposes of Dutch gift tax, any individual, irrespective of his nationality, will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

The Dutch taxation rights could in specific circumstances be restricted based on treaties for the avoidance of double taxation with respect to taxes on inheritance and gifts.

Other Dutch taxes and duties

No other Dutch taxes, including turnover tax (or Dutch VAT) and taxes of a documentary nature, such as capital tax, stamp or registration tax or duty, are payable by or on behalf of a holder of Shell Shares or Shell ADSs by reason only of the purchase, ownership and disposal of the Shell Shares or Shell ADSs.

Residency

A holder of Shell Shares or Shell ADSs will not become resident in the Netherlands for tax purposes by reason only of holding the Shell Shares or Shell ADSs.

2.	UK TAXATION

The following paragraphs are intended only as a general guide to current UK law (or in the case of paragraph 2.3 of this Part, proposed UK law) and HMRC’s current published practice, which are both subject to change at any time, possibly with retroactive effect. Furthermore, they are not exhaustive and relate only to certain limited aspects of the UK tax consequences for Shell Shareholders of holding or disposing of Shell Shares (and, in the case of paragraph 2.6 of this Part, acquiring Shell Shares).

Except where expressly stated otherwise, the paragraphs below (other than paragraph 2.6 of this Part) are intended to apply only to Shell Shareholders: (i) who are for UK tax purposes resident and, if individuals, domiciled in the UK; (ii) to whom split-year treatment does not apply; (iii) who are the absolute beneficial owners of their Shell Shares and any dividends paid in respect of them; (iv) who hold their Shell Shares as investments (otherwise than through an individual savings account or a pension arrangement) and not as securities to be realised in the course of a trade; and (v) who hold less than 5% of the Shell Shares.

The paragraphs below may not apply to certain Shell Shareholders, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, pension schemes, persons who are otherwise exempt from UK taxation and persons who have (or are deemed to have) acquired their Shell Shares by virtue of an office or employment. Such shareholders may be subject to special rules.

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than the UK should consult an appropriate professional adviser.

2.1	Withholding tax on dividends

There will be no UK withholding tax on dividends paid on the Shell Shares.

As described in paragraph 1.1 of this Part, dividends on Shell A Shares will, however, generally be subject to Dutch dividend withholding tax (and the same would apply if dividends were paid to holders of Shell B Shares directly by Shell, rather than through the Dividend Access Mechanism). The applicable rate is 15%. But the relevant shareholder should be entitled:

(i)	to claim a refund of 5% (so one-third of the tax withheld) from the Dutch Revenue Service (a “Dutch Tax Refund”, which would be paid in Euros), assuming the shareholder is entitled to the benefit of the current double tax treaty between the Netherlands and the UK (the “Treaty”); and

(ii)	to credit for the remaining 10% against any liability to UK tax on the dividend (a “Withholding Tax Credit”), though the Withholding Tax Credit will be lost to the extent that it cannot be used in this way.

2.2	Direct taxation of dividends paid to individuals – current rules

In the Summer Budget of July 2015, the UK government announced its intention to introduce significant changes to the income tax treatment of dividends with effect from 6 April 2016. Paragraph 2.3 of this Part sets out Shell’s expectation, based on draft legislation published on 9 December 2015, as to the operation of the new rules. The remainder of this paragraph 2.2 deals with the current rules.

Shell A Shares

Shell Shareholders who are individuals are entitled under the current rules to a tax credit equal to one-ninth of the amount of the dividend before the deduction of any Dutch withholding tax (the “UK Tax Credit”). The dividend (before the deduction of any Dutch withholding tax) plus the related UK Tax Credit (together, the “gross dividend’’) will be part of the shareholder’s total income for UK income tax purposes and will be regarded as the top slice of that income. However, in calculating the shareholder’s liability to income tax in respect of the gross dividend, the UK Tax Credit is set off against the tax chargeable on the gross dividend.

The UK income tax treatment of Shell Shareholders who are individuals will then depend on whether they are liable to UK income tax at the basic, the higher or the additional rate.

Basic rate taxpayers

A Shell Shareholder who is liable to income tax at a rate or rates not exceeding the basic rate will be subject to tax on the gross dividend at the rate of 10%. The UK Tax Credit will, in consequence, satisfy the liability in full.

The shareholder should be able to claim a Dutch Tax Refund (assuming that Dutch tax is withheld at the rate of 15%). But as the shareholder’s liability to income tax will be satisfied in full by the UK Tax Credit, there will be no entitlement to a Withholding Tax Credit.

If the shareholder has successfully claimed the Dutch Tax Refund, the post-tax receipt from a dividend of £90 will accordingly be £81 (that is, after subtracting Dutch withholding tax of £13.50 but adding back a Dutch Tax Refund of £4.50).

Higher rate taxpayers

To the extent that the gross dividend (when treated as the top slice of the Shell Shareholder’s income) exceeds the threshold for the higher rate of income tax but is below the threshold for the additional rate of income tax, a Shell Shareholder will be subject to tax on the gross dividend at the rate of 32.5%. This means that the UK Tax Credit will generally satisfy only part of the shareholder’s liability to income tax on the gross dividend.

Assuming that the full amount of the gross dividend is subject to tax at 32.5%, this also means that, besides being able to claim a Dutch Tax Refund, the shareholder will generally be entitled to a Withholding Tax Credit. For example, a dividend of £90 on Shell A Shares would be paid subject to Dutch withholding tax of £13.50 (15%). The Shell Shareholder should then be able to claim a Dutch Tax Refund of £4.50 (i.e. one-

third of £13.50) from the Dutch Revenue Service and be entitled to a Withholding Tax Credit of £9, representing the £13.50 withheld less the £4.50 that is recoverable from the Dutch Revenue Service.

In the UK, the dividend of £90 would represent a gross dividend of £100 (after the addition of the UK Tax Credit of £10). Assuming the entire amount of the gross dividend exceeds the higher rate threshold and is below the additional rate threshold, the Shell Shareholder would be required to account for income tax of £13.50 on the dividend, being £32.50 (i.e. 32.5% of £100) less £10 (the amount of the UK Tax Credit) less £9 (the amount of the Withholding Tax Credit).

If the Shell Shareholder has successfully claimed the Dutch Tax Refund, the net result would be a post-tax receipt of £67.50 from a dividend of £90.

Additional rate taxpayers

To the extent that the gross dividend (when treated as the top slice of the Shell Shareholder’s income) exceeds the threshold for the additional rate of income tax, a Shell Shareholder will be subject to tax on the gross dividend at the rate of 37.5%. But in other respects the position will be the same as for a higher rate taxpayer.

Thus the UK Tax Credit will satisfy only part of the shareholder’s liability to income tax on the gross dividend. And besides being able to claim a Dutch Tax Refund, the shareholder will generally be entitled to a Withholding Tax Credit. For example, a dividend of £90 on Shell A Shares would be paid subject to Dutch withholding tax of £13.50 (15%). The Shell Shareholder should then be able to claim a Dutch Tax Refund of £4.50 (i.e. one-third of £13.50) from the Dutch Revenue Service and be entitled to a Withholding Tax Credit of £9, representing the £13.50 withheld less the £4.50 that is recoverable from the Dutch Revenue Service.

In the UK, the dividend of £90 would represent a gross dividend of £100 (after the addition of the UK Tax Credit of £10). Assuming the entire amount of the gross dividend exceeds the additional rate threshold, the Shell Shareholder would be required to account for income tax of £18.50 on the dividend, being £37.50 (i.e. 37.5% of £100) less £10 (the amount of the UK Tax Credit) less £9 (the amount of the Withholding Tax Credit).

If the Shell Shareholder has successfully claimed the Dutch Tax Refund, the net result would be a post-tax receipt of £62.50 from a dividend of £90.

No payment of UK Tax Credit

A Shell Shareholder who is not liable to UK tax on dividends from Shell will not be entitled to claim payment of the UK Tax Credit in respect of those dividends.

Shell B Shares

If holders of Shell B Shares received dividends directly from Shell, those dividends would be taxed in the same way as dividends on Shell A Shares.

Assuming however that holders of Shell B Shares receive dividends under the Dividend Access Mechanism (described in paragraph 7 of Part XVII (Additional information)), the tax treatment will be different because there will be no Dutch withholding tax. This means that the question of claiming a Dutch Tax Refund and Withholding Tax Credit will not arise for any such shareholder. It also means that, for basic rate taxpayers, there will be no tax cost in either the Netherlands or (under current tax rules) the UK.

Under current rules, a UK Tax Credit is available in relation to such dividends in the same way as it is in relation to dividends on Shell A Shares. Thus Shell Shareholders who are individuals are entitled to a UK Tax Credit equal to one-ninth of the amount of the dividend. The gross dividend (the dividend plus the related UK Tax Credit) will be part of the shareholder’s total income for UK income tax purposes and will be regarded as the top slice of that income. And in calculating the shareholder’s liability to income tax in respect of the gross dividend, the UK Tax Credit is set off against the tax chargeable on the gross dividend.

The detailed UK income tax treatment for basic rate taxpayers, higher rate taxpayers and additional rate taxpayers is set out below.

Basic rate taxpayers

A holder of Shell B Shares who is liable to income tax at a rate or rates not exceeding the basic rate will be subject to tax on the gross dividend at the rate of 10%. The UK Tax Credit will, in consequence, satisfy the shareholder’s liability in full.

The net result would be a post-tax receipt of £90 from a dividend of £90.

Higher rate taxpayers

To the extent that the gross dividend exceeds the threshold for the higher rate of income tax but is below the threshold for the additional rate of income tax, a Shell Shareholder will be subject to tax on the gross dividend at the rate of 32.5%. This means that the UK Tax Credit will satisfy only part of the shareholder’s liability to income tax on the gross dividend.

For example, a dividend of £90 on a Shell B Share would represent a gross dividend of £100 (after the addition of the UK Tax Credit of £10). Assuming the entire amount of the gross dividend exceeds the higher rate threshold and is below the additional rate threshold, the Shell Shareholder would be required to account for income tax of £22.50 on the dividend, being £32.50 (i.e. 32.5% of £100) less £10 (the amount of the UK Tax Credit).

The net result would be a post-tax receipt of £67.50 from a dividend of £90.

Additional rate taxpayers

To the extent that the gross dividend exceeds the threshold for the additional rate of income tax, a Shell Shareholder will be subject to tax on the gross dividend at the rate of 37.5%. This means that the UK Tax Credit will satisfy only part of the shareholder’s liability to income tax on the gross dividend.

For example, a dividend of £90 on a Shell B Share would represent a gross dividend of £100 (after the addition of the UK Tax Credit of £10). Assuming the entire amount of the gross dividend exceeds the additional rate threshold, the Shell Shareholder would be required to account for income tax of £27.50 on the dividend, being £37.50 (i.e. 37.5% of £100) less £10 (the amount of the UK Tax Credit).

The net result would be a post-tax receipt of £62.50 from a dividend of £90.

No payment of UK Tax Credit

Again, a Shell Shareholder who is not liable to UK tax on dividends from Shell will not be entitled to claim payment of the UK Tax Credit in respect of those dividends.

2.3	Direct taxation of dividends paid to individuals – new rules

As noted above, the UK government announced in the Summer Budget of July 2015 that it intends to introduce significant changes to the income tax treatment of dividends with effect from 6 April 2016. Draft legislation was published on 9 December 2015.

The remainder of this paragraph 2.3 assumes that legislation providing for these changes will be enacted in the form published in draft on 9 December 2015. It is, however, not certain that any such legislation will actually be enacted or, if it is, that it will be enacted in the same form.

The changes will:

(i)	abolish the UK Tax Credit; and

(ii)

introduce new rates of tax on dividends, being 0% for the first £5,000 of taxable dividend income (the “nil rate band”) and, otherwise, 7.5% for dividend income within the basic rate band, 32.5% for dividend income within the higher rate band and 38.1% for dividend income within the additional rate band. Dividends within the nil rate band that would otherwise have been subject to the 7.5% or 32.5% rates will use up a portion of the relevant person’s basic or higher rate band, respectively.

The same UK rules will apply whether the dividend is paid to a holder of Shell A Shares or to a holder of Shell B Shares; and it will continue to be the case that all Shell Shareholders who are UK resident individuals should be able to claim a Dutch Tax Refund for part (5%) of the Dutch withholding tax applicable to dividends on Shell A Shares (or on the Shell B Shares, if the dividends are paid directly by Shell rather than through the Dividend Access Mechanism).

However, the remaining 10% of the Dutch withholding tax will affect an individual’s post-tax receipts from such dividends if it exceeds the UK tax otherwise payable on such dividend income for the relevant tax year, as determined taking into account the nil rate band.

The detailed UK income tax treatment is set out below.

Shell A Shares

Dividends within the nil rate band

Under the new rules, a Shell Shareholder who is an individual will not be liable to UK tax on a Shell A Share dividend to the extent that (taking account of any other dividends received by the Shell Shareholder in the same tax year) the dividend falls within the nil rate band.

The dividend will, however, be subject to Dutch withholding tax at a rate of 15%. The Shell Shareholder should be able to claim a Dutch Tax Refund for part (5%) of that tax. But because there is no liability to UK tax, the remaining 10% of the Dutch withholding tax will be an absolute cost.

Assuming that the Shell Shareholder successfully claims a Dutch Tax Refund, the net result would be a post-tax receipt of £81 from a dividend of £90.

Dividends in excess of the nil rate band

To the extent that (taking account of any other dividends received by the Shell Shareholder in the same tax year) the dividend does not fall within the nil rate band, it will be subject to income tax at 7.5% (to the extent it is within the basic rate band), 32.5% (to the extent it is within the higher rate band) or 38.1% (to the extent it is within the additional rate band).

The dividend will again be subject to Dutch withholding tax, at a rate of 15%, and the Shell Shareholder should be able to claim a Dutch Tax Refund for part (5%) of that tax. In addition, the shareholder will generally be entitled to a Withholding Tax Credit, allowing set-off of some or all of the remaining 10% Dutch withholding tax against the shareholder’s income tax liability.

Assuming that the Shell Shareholder successfully claims a Dutch Tax Refund, the net result from a dividend of £90, none of which falls within the nil rate band, would be:

(i)	to the extent it is within the basic rate band, a post-tax receipt of £81 (reflecting the remaining 10% Dutch withholding tax, three-quarters of which would be available as a credit against the shareholder’s UK tax liability);

(ii)	for a higher rate taxpayer (and assuming the entire amount of the dividend exceeds the higher rate threshold and is lower than the additional rate threshold), a post-tax receipt of £60.75; and

(iii)	for an additional rate taxpayer (and assuming the entire amount of the dividend exceeds the additional rate threshold), a post-tax receipt of £55.71.

Shell B Shares

If holders of Shell B Shares received dividends directly from Shell, those dividends would be taxed in the same way as dividends on Shell A Shares.

Assuming however that holders of Shell B Shares receive dividends under the Dividend Access Mechanism (described in paragraph 7 of Part XVII (Additional information)), the tax treatment will be different because there will be no Dutch withholding tax. This means that the question of claiming a Dutch Tax Refund and Withholding Tax Credit will not arise for any such shareholder.

The UK tax treatment of such a dividend under the new rules will be as follows. To the extent the dividend falls within the nil rate band, there will be no liability to tax for any Shell Shareholder who is an individual. To the extent that (taking account of any other dividends received by the Shell Shareholder in the same tax year) the dividend is not within the nil rate band, it will be subject to income tax at the following rates:

(i)	to the extent it is within the basic rate band, 7.5% – so (assuming the full dividend is within the basic rate band) a post-tax receipt of £83.25 on a dividend of £90;

(ii)	for a higher rate taxpayer (and assuming the entire amount of the dividend exceeds the higher rate threshold and is lower than the additional rate threshold), 32.5% – so a post-tax receipt of £60.75; and

(iii)	for an additional rate taxpayer (and assuming the entire amount of the dividend exceeds the additional rate threshold), 38.1% – so a post-tax receipt of £55.71.

2.4	Direct taxation of dividends paid to companies

Shell Shareholders within the charge to UK corporation tax will not generally be subject to UK tax on dividends from Shell.

If such a shareholder receives a Shell A Share dividend subject to 15% Dutch withholding tax and is entitled to the benefits of the Treaty, it should be able to claim a Dutch Tax Refund in the same way as a Shell Shareholder who is a UK resident individual.

2.5	Chargeable gains

Individuals

A disposal or deemed disposal of Shell Shares may give rise to a chargeable gain (or allowable loss) for the purposes of UK capital gains tax, depending on the circumstances and subject to any available exemption or relief. No indexation allowance will be available to an individual holder of Shell Shares in respect of any disposal of Shell Shares. However, the capital gains tax annual exemption (which is £11,100 for individuals in the 2015/16 tax year) will be available to exempt any chargeable gain, to the extent it has not already been utilised.

Capital gains tax will generally be charged at 18% to the extent that the total chargeable gains and, generally, total taxable income arising in a tax year, after all allowable deductions (including losses, the income tax personal allowance and the capital gains tax annual exempt amount), are less than the upper limit of the income tax basic rate band. To the extent that any chargeable gains (or part of any chargeable gains) arising in a tax year exceed the upper limit of the income tax basic rate band when aggregated with any such income (in the manner referred to above), capital gains tax will be charged at 28%.

Companies

A disposal of Shell Shares may give rise to a chargeable gain (or allowable loss) for the purposes of UK corporation tax, depending on the circumstances and subject to any available exemption or relief. Indexation allowance may reduce the amount of any chargeable gain for these purposes but may not create or increase any allowable loss.

Non-UK resident holders of Shell Shares

Individuals who are temporarily non-resident may, in certain circumstances, be subject to tax in respect of gains realised while they are not resident in the UK on their return to the UK.

Subject to the paragraph immediately above, a holder of Shell Shares who is not resident in the UK will not normally be liable for UK tax on chargeable gains realised on a disposal of Shell Shares unless the holder carries on:

(i)	(in the case of a holder who is an individual) a trade, profession or vocation in the UK through a branch or agency and the Shell Shares have either been used in or for the purposes of the trade,

profession or vocation, or have been used or held for the purposes of the branch or agency, or acquired for use by or for the purposes of the branch or agency; or

(ii)	(in the case of a holder that is a company) a trade in the UK through a permanent establishment and the Shell Shares have either been used in or for the purposes of the trade, or have been used or held for the purposes of the permanent establishment, or acquired for use by or for the purposes of the permanent establishment.

2.6	Stamp duty and stamp duty reserve tax (“SDRT”)

The following statements are intended as a general guide to the current UK stamp duty and SDRT position, and apply regardless of whether or not a holder of Shell Shares or Shell ADSs is resident in the UK. It should be noted that certain categories of person, including market makers, brokers, dealers, and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances.

A sale of Shell Shares will generally be subject to UK stamp duty (if the shares are in certificated form) or SDRT (if the sale is settled through the UK’s CREST system of paperless transfers), in either case at the rate of 0.5% of the amount or value of the consideration.

Any stamp duty payable (as opposed to SDRT) is rounded up to the nearest £5. No stamp duty (as opposed to SDRT) will be payable if the amount or value of the consideration is (and is certified to be) £1,000 or under. Stamp duty or SDRT is usually paid or borne by the purchaser.

A sale of Shell Shares within a clearance service which has not made and maintained a relevant election under section 97A(1) of the FA 1986 (such as Euroclear Nederland) or of Shell ADSs within the ADS depositary receipts system will not give rise to an SDRT liability and should not in practice require the payment of UK stamp duty.

Unless it occurs as an integral part of the raising of capital, HMRC‘s stated view is that the transfer of Shell Shares to a clearance service (such as Euroclear Nederland) or to an issuer of depositary shares (such as the Shell ADSs) will generally give rise to a UK stamp duty or SDRT liability at the rate of 1.5% of consideration given or, if none, of the value of the shares. However, this is currently being challenged in litigation.

3.	US TAXATION

This paragraph 3 describes the material US federal income tax consequences of acquiring, owning and disposing of Shell Shares or Shell ADSs. It applies to you only if you acquire the Shell Shares or Shell ADSs as a consequence of the Combination and you hold the Shell Shares or Shell ADSs as capital assets for tax purposes.

This paragraph 3 applies to you only if you are a US holder. You are a US holder if you are a beneficial owner of a Shell Share or Shell ADS and you are for US federal income tax purposes:

•	a citizen or resident of the US;

•	a corporation, or entity taxable as a corporation, that was created or organised under the laws of the US or any of its political subdivisions;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•	a trust if (i) a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust; or (ii) the trust has made a valid election under applicable US Treasury regulations to be treated as a US person.

This paragraph 3 does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt organisation;

•	an insurance company;

•	a financial institution;

•	a person that actually or constructively owns 10% or more of the voting stock of Shell;

•	a person that holds Shell Shares or Shell ADSs as part of a straddle or a hedging or conversion transaction, or as part of a constructive sale or other integrated financial transaction;

•	a person who is an investor in a pass through entity (such as a partnership);

•	a person who acquires Shell Shares or Shell ADSs through the exercise of options, or otherwise as compensation, or through a tax-qualified retirement plan;

•	a US expatriate;

•	holders of options granted under any benefit plan;

•	a person liable for alternative minimum tax; or

•	a person whose functional currency is not the US Dollar.

This paragraph 3 is based on the Internal Revenue Code of 1986, as amended (the “1986 Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership or any entity otherwise classified as a partnership for US tax purposes holds Shell Shares or Shell ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership or any entity otherwise classified as a partnership for US tax purposes holding the Shell Shares or Shell ADSs, you should consult your tax adviser.

This summary does not address the alternative minimum tax, any non-income tax (such as estate or gift taxes) or any state, local or non-US tax consequences of the acquisition, ownership or disposition of Shell Shares or Shell ADSs.

The material set out in this paragraph 3 does not constitute tax advice. You are urged to consult your own tax adviser regarding the US federal, state and local and other tax consequences of acquiring, owning and disposing of Shell Shares or Shell ADSs in your particular circumstances.

3.1	US taxation of Shell Shares and Shell ADSs

Taxation of cash distributions

The gross amount of any cash distribution (other than in liquidation, and before reduction for any applicable Dutch withholding tax) that a US holder receives with respect to Shell Shares or Shell ADSs generally will be includable in the gross income of the US holder on the day on which the holder of Shell Shares receives such distribution or the Shell ADS depositary receives such distribution on behalf of the holder of the applicable Shell ADSs.

Tax treatment of distribution

The tax treatment of the distribution will depend on the amount of the distribution and the amount of the US holder’s adjusted tax basis in the applicable Shell Shares or Shell ADSs, as described in the following discussion:

A.

The distributions will be taxed as ordinary dividends to the extent such distributions do not exceed Shell’s current or accumulated earnings and profits (“EP”), as calculated for US federal income tax purposes. The current maximum rate of tax imposed on certain dividends received by US holders that are individuals (or estates or certain trusts) is 20% (the “Reduced Rate”), so long as certain holding period requirements are met and Shell is a Qualified Foreign Corporation (“QFC”), and Shell is not and has not been a passive foreign investment company (a “PFIC”), as defined in the 1986 Code. Shell believes that it is a QFC, and is not and has not been a PFIC. As a result, dividends received by non-corporate US holders will generally constitute qualified dividend income for US federal income tax purposes and be eligible for the Reduced Rate. However, there can be no assurance that Shell will continue to be considered a QFC or that Shell will not be classified as a PFIC in the future. Thus, there can be no assurance that Shell’s dividends will continue to be eligible for the Reduced Rate. Special rules apply for purposes of determining the recipient’s investment income (which limits deductions for investment interest) and non-US source income (which may affect the amount of foreign tax credit) and to certain extraordinary dividends.

It is anticipated that distributions will not exceed Shell’s current or accumulated EP as calculated for US federal income tax purposes. Because Shell is not a US corporation, dividends Shell pays generally will not be eligible for the dividends received deduction allowable to corporations under the 1986 Code.

B.	To the extent that distributions by Shell exceed its current or accumulated EP but do not exceed such US holder’s adjusted tax basis in Shell Shares or Shell ADSs, such distributions will be treated as a tax-free return of capital, to both individual and corporate US holders. As a return of capital, such distribution will reduce the US holder’s adjusted tax basis in the Shell Shares or Shell ADSs on a dollar-for-dollar basis (thereby increasing any gain or decreasing any loss that will be realised on a future disposition of the Shell Shares or Shell ADSs).

C.	To the extent that distributions by Shell exceed both Shell’s current or accumulated EP and the US holder’s adjusted tax basis in the Shell Shares or Shell ADSs, the US holder will be taxed on such excess as if they had recognised gain on the sale or disposition of the Shell Shares or Shell ADSs (please see the section entitled “Taxation of sale or other disposition” of paragraph 3.1 of this Part).

It is anticipated that dividends on Shell ADSs will be announced and paid to the depositary in US Dollars, and holders of Shell ADSs will receive dividend payments in US Dollars from the depositary. The US holder would include in gross income as a dividend the US Dollar amount received by the depositary, plus any applicable Dutch withholding tax.

It is anticipated that dividends on Shell Shares will be announced in US Dollars but the dividend will be distributed in Euros or Pounds Sterling. The US holder would include in gross income as a dividend the amount as received, plus any applicable Dutch withholding tax calculated by reference to the exchange rate in effect on the day the US holder receives the dividend.

Dividend withholding tax

As explained above, dividends distributed by Shell on Shell Shares and Shell ADSs will not be subject to UK withholding tax but may be subject to Dutch withholding tax, depending on Shell Share or Shell ADS holdings of the US holder.

A.	Shell A Shares and Shell A ADSs

A holder of Shell A Shares or Shell A ADSs is generally subject to Dutch withholding tax on dividends distributed by Shell. Please see paragraph 1.1 of this Part. However, for US holders whose dividends are subject to this Dutch dividend withholding tax, a foreign tax credit may be available to offset a portion of their US federal income tax, as noted in the following paragraph.

Dividends paid by Shell generally will be treated as foreign source income for US foreign tax credit limitation purposes. Subject to certain limitations, US holders may elect to claim a foreign tax credit against their US federal income tax liability for non-US tax withheld (if any) from dividends received in respect of Shell Shares or Shell ADSs at the appropriate rate under the US-Netherlands Treaty. The limitation on non-US taxes eligible for credit is calculated separately with respect to specific classes of income, and special limitations may apply when the US holder receives dividends eligible for the Reduced Rate. For this purpose, dividends paid in respect of Shell Shares or Shell ADSs generally will be “passive category income” and therefore any US federal income tax imposed on these dividends cannot be offset by excess foreign tax credits that such US holders may have from non-US source income not qualifying as passive income. In the case of certain types of US holders, any such dividends may be treated as “general category income” for purposes of calculating the US foreign tax credit limitations. US holders that do not elect to claim a foreign tax credit may instead claim a deduction for non-US tax withheld (if any).

B.	Shell B Shares and Shell B ADSs

If holders of Shell B Shares or Shell B ADSs receive dividends directly from Shell and not under the Dividend Access Mechanism (as described in paragraph 7 of Part XVII (Additional information)), those dividends will generally be taxed in the same manner as the Shell A Shares or Shell A ADSs (see the discussion of “Shell A Shares and Shell A ADSs” immediately above). However, if holders of Shell B Shares and Shell B ADSs receive dividends under the Dividend Access Mechanism, there will be no Dutch dividend withholding tax to consider.

Taxation of sale or other disposition

A US holder generally will recognise capital gain or loss upon a sale or other disposition of Shell Shares or Shell ADSs in an amount equal to the difference between the amount realised on their disposition and such US holder’s adjusted tax basis in the respective Shell Shares or Shell ADSs.

Under current law, capital gains realised by corporate and individual taxpayers generally are subject to US federal income taxes at the same rate as ordinary income, except that long-term capital gains realised by non-corporate US holders are currently subject to US federal income taxes at a maximum rate of 20%. Certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers. Capital gains and losses on the sale or other disposition by a US holder of Shell Shares or Shell ADSs generally should constitute gains or losses from sources within the US.

For cash basis US holders who receive foreign currency in connection with a sale or other taxable disposition of Shell Shares or Shell ADSs, the amount realised will be based on the US Dollar value of the foreign currency received with respect to such Shell Shares or Shell ADSs as determined on the settlement date of such sale or other taxable disposition.

Accrual basis US holders may elect the same treatment required of cash basis taxpayers with respect to a sale or other taxable disposition of Shell Shares or Shell ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the US Internal Revenue Service. Accrual basis US holders who or which do not elect to be treated as cash basis taxpayers (pursuant to the US Treasury regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for US federal income tax purposes because of differences between the US Dollar value of the foreign currency received prevailing on the date of the sale or other taxable disposition of Shell Shares or Shell ADSs and the settlement date (whether or not the foreign currency received is converted into US Dollars on that date).

A US holder’s tax basis in the foreign currency received will equal the US Dollar value on the settlement date. Any foreign currency gain or loss realised by a US holder on a conversion of foreign currency into US Dollars generally will constitute ordinary income or loss from sources within the US and will be in addition to gain or loss, if any, recognised on the sale or other taxable disposition of Shell Shares or Shell ADSs.

Deposits, withdrawals and pre-releases

Deposits and withdrawals by US holders of Shell Shares in exchange for Shell ADSs and of Shell ADSs in exchange for Shell Shares will not be subject to any US federal income tax. The US Treasury Department, however, has expressed concerns that parties involved in transactions where depositary shares are pre-released may be taking actions that are not consistent with the claiming of foreign tax credits by the holders of the applicable Shell ADSs. Accordingly, the analysis of the creditability of non-US withholding taxes described above could be affected by future actions that may be taken by the US Treasury Department.

US backup withholding and information reporting

In general, information reporting requirements will apply to payments of dividends on Shell Shares or Shell ADSs and the proceeds of certain sales of Shell Shares or Shell ADSs in respect of US holders other than certain exempt persons (such as corporations). A backup withholding tax (at a rate of 28%) will apply to such payments if the US holder fails to provide a correct taxpayer identification number or other certification of exempt status or, with respect to certain payments, the US holder fails to report in full all dividend and interest income and the US Internal Revenue Service notifies the payer of such under-reporting. Amounts withheld under the backup withholding rules may be credited against a holder’s US federal tax liability, and a refund of any excess amounts withheld under the backup withholding rules may be obtained by filing the appropriate claim form with the US Internal Revenue Service.

3.2	Tax reporting

US individuals that hold certain “specified foreign financial assets” (which include stock or securities issued by a foreign corporation) are generally required to file information reports with respect to such assets with their US federal income tax returns. US holders are urged to consult with their own tax advisers regarding the possible implications of this legislation on their investment in our securities.

3.3	Medicare tax on certain investment income

Certain non-corporate US holders whose income exceeds certain thresholds may also be subject to a 3.8% tax on their “net investment income” up to the amount of such excess. Ordinary dividends and interest received by a US holder of Shell Shares or Shell ADSs (without reduction for withholding taxes, if any), and gain or loss recognised on the sale or other disposition by a US holder of Shell Shares or Shell ADSs, will be includable in a US holder’s net investment income for purposes of this tax. Non-corporate US holders should consult their own tax advisers regarding the possible effect of such tax on their ownership of Shell Shares or Shell ADSs.

PART XVI

DIRECTORS, SENIOR MANAGEMENT AND CORPORATE GOVERNANCE

1.	THE SHELL DIRECTORS AND THE SHELL SENIOR MANAGEMENT

1.1	The Shell Board

Shell has a single tier board of directors headed by a non-executive Chairman, with management led by a Chief Executive Officer. The Shell Board comprises nine non-executive directors (including the Chairman) and two executive directors as set out below:

THE SHELL DIRECTORS

Name	Position	Date appointed as a Shell director
Charles O. Holliday	Chairman	1 September 2010
Hans Wijers	Deputy Chairman and Senior Independent Director	1 January 2009
Ben van Beurden	Chief Executive Officer	1 January 2014
Simon Henry	Chief Financial Officer	20 May 2009
Guy Elliott	Non-Executive Director	1 September 2010
Euleen Goh	Non-Executive Director	1 September 2014
Gerard Kleisterlee	Non-Executive Director	1 November 2010
Sir Nigel Sheinwald GCMG	Non-Executive Director	1 July 2012
Linda G. Stuntz	Non-Executive Director	1 June 2011
Patricia A. Woertz	Non-Executive Director	1 June 2014
Gerrit Zalm	Non-Executive Director	1 January 2013

The business address of the Shell Directors is Carel van Bylandtlaan 30, 2596, HR, The Hague, the Netherlands.

1.2	Details of the Shell Directors

Short biographies of the Shell Directors and details of their roles, including the principal activities performed by the Shell Directors outside the Shell Group and its joint arrangements, are provided below.

Charles O. Holliday

Chairman

Charles O. Holliday was born on 9 March 1948. A US national, he was appointed Chairman of Shell with effect from 19 May 2015, having previously served as a Non-Executive Director of Shell since 1 September 2010.

He was Chief Executive Officer of DuPont from 1998 to 2009 and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific. He is Chairman of the National Academy of Engineering and is a founding member of the International Business Council. He has previously served as Chairman of The Business Council, Catalyst, the Society of Chemical Industry – American Section and the World Business Council for Sustainable Development.

He is a member of the board of directors of Deere & Company and former Chairman of the Bank of America Corporation.

He is Chairman of the Nomination and Succession Committee.

Hans Wijers

Deputy Chairman and Senior Independent Director

Hans Wijers was born on 11 January 1951. A Dutch national, he was appointed a Non-Executive Director of Shell with effect from 1 January 2009.

He was Chief Executive Officer and Chairman of the Board of Management of AkzoNobel N.V. from 2003 to 2012, having become a board member in 2002. From 1999 to 2002, he was Senior Partner at The Boston Consulting Group. He was Dutch Minister for Economic Affairs from 1994 to 1998 and was previously Managing Partner of The Boston Consulting Group. He obtained a PhD in economics from Erasmus University Rotterdam while teaching there.

He is Chairman of the Supervisory Board of AFC Ajax N.V and the Supervisory Board of Heineken N.V., a member of the Supervisory Board of HAL Holding N.V., a non-executive director of GlaxoSmithKline plc and a trustee of various charities.

He is Chairman of the Corporate and Social Responsibility Committee and a member of the Nomination and Succession Committee.

Ben van Beurden

Chief Executive Officer

Ben van Beurden was born on 23 April 1958. A Dutch national, he was appointed Chief Executive Officer of Shell with effect from 1 January 2014.

He was Downstream Director from January to September 2013. Previously he was Executive Vice President Chemicals from December 2006, when he served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Prior to this, he held a number of operational and commercial roles in both Upstream and Downstream, including Vice President Manufacturing Excellence. He joined the Shell Group in 1983, after graduating with a Master’s Degree in Chemical Engineering from Delft University of Technology, the Netherlands.

Simon Henry

Chief Financial Officer

Simon Henry was born on 13 July 1961. A British national, he was appointed Chief Financial Officer of Shell with effect from 20 May 2009.

He was Chief Financial Officer for Exploration & Production from 2004 to 2009 and was Head of Group Investor Relations from 2001 to 2004. Prior to these roles, he held various finance posts including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products Finance Adviser for Asia-Pacific, Finance Director for the Mekong Cluster and General Manager Finance for the South East Asian Retail business. He joined the Shell Group in 1982 as an engineer at the Stanlow refinery in the UK and in 1989 qualified as a member of the Chartered Institute of Management Accountants.

He was appointed a non-executive director of Lloyds Banking Group plc with effect from June 2014.

Guy Elliott

Non-Executive Director

Guy Elliott was born on 26 December 1955. A British national, he was appointed a Non-Executive Director of Shell with effect from 1 September 2010.

He was Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited from 2002 to April 2013 and remained Senior Executive Director of these companies until the end of 2013. Prior to joining the Rio Tinto Group, he worked in investment banking and gained an MBA at INSEAD. From 2007 to 2010, he was a non-executive director of Cadbury plc, serving as Chairman of its audit committee from 2008 to 2009 and as Senior Independent Director from 2008 to 2010.

He is a member of the Panel, which he joined in 2012, and was appointed Chairman of the Code Committee of the Panel with effect from February 2014. He was appointed a non-executive director of SABMiller plc in July 2013 and later that year was appointed Deputy Chairman and Senior Independent Director.

He is Chairman of the Audit Committee until 31 December 2015 and a member of the Nomination and Succession Committee.

Euleen Goh

Non-Executive Director

Euleen Goh was born on 20 April 1955. A Singaporean national, she was appointed a Non-Executive Director of Shell with effect from 1 September 2014. She is a chartered accountant and also has professional qualifications in banking and taxation. She held various senior management positions with Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore from 2001 until 2006.

She has also held non-executive appointments on various boards including Aviva plc, MediaCorp Pte Limited, Singapore Airlines Limited, Singapore Exchange Limited, Standard Chartered Bank Malaysia Berhad and Standard Chartered Bank Thai pcl. She was previously non-executive Chairman of the Singapore International Foundation and Chairman of International Enterprise Singapore and the Accounting Standards Council, Singapore.

She is a non-executive director of CapitaLand Limited, DBS Bank Limited, DBS Group Holdings Limited and SATS Limited and a trustee of the Singapore Institute of International Affairs Endowment Fund and the Temasek Trust. She is also a non-executive director of Singapore Health Services Pte Limited, a not-for-profit organisation.

She is a member of the Audit Committee and is to become the Chairman of the Audit Committee with effect from 1 January 2016.

Gerard Kleisterlee

Non-Executive Director

Gerard Kleisterlee was born on 28 September 1946. A Dutch national, he was appointed a Non-Executive Director of Shell with effect from 1 November 2010.

He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000. From 2010 to 2013, he was a member of the board of directors of Dell Inc. and, from 2009 to April 2014, he was a member of the Supervisory Board of Daimler AG.

He is Chairman of Vodafone Group plc, a member of the Supervisory Board of ASML Holding N.V. and a non-executive director of IBEX Global Solutions plc.

He is Chairman of the Remuneration Committee and a member of the Audit Committee.

Sir Nigel Sheinwald GCMG

Non-Executive Director

Sir Nigel Sheinwald GCMG was born on 26 June 1953. A British national, he was appointed a Non-Executive Director of Shell with effect from 1 July 2012.

He was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012 before retiring from the Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister and Head of the Cabinet Office Defence and Overseas Secretariat. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. He joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow and in a wide range of policy roles in London.

He is a non-executive director of the Innovia Group and Invesco Limited, a Senior Adviser to the Universal Music Group and a Visiting Professor and Council Member of King’s College, London.

He is a member of the Corporate and Social Responsibility Committee.

Linda G. Stuntz

Non-Executive Director

Linda G. Stuntz was born on 11 September 1954. A US national, she was appointed a Non-Executive Director of Shell with effect from 1 June 2011.

She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, DC. Her law practice includes energy and environmental regulation as well as matters relating to government support of technology development and transfer. She chaired the Electricity Advisory Committee to the US Department of Energy from 2008 to 2009 and was a member of the board of directors of Schlumberger Limited from 1993 to 2010 and Raytheon Company from 2004 to 2015. From 1989 to 1993, she held senior policy positions at the US Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992. From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the US House of Representatives.

She is a member of the US Secretary of Energy Advisory Board and a member of the board of directors of Edison International.

She is a member of the Audit Committee.

Patricia A. Woertz

Non-Executive Director

Patricia A. Woertz was born on 17 March 1953. A US national, she was appointed a Non-Executive Director of Shell with effect from 1 June 2014.

She is Chairman28 and former Chief Executive Officer of Archer Daniels Midland Company in the US, which she joined in 2006. She began her career as a certified public accountant with Ernst & Ernst in Pittsburgh, US before joining Gulf Oil Corporation in 1977 where she held various positions in refining, marketing, strategic planning and finance. Following the merger of Gulf and Chevron in 1987, she led international operations as President of Chevron Canada and, later, Chevron International Oil Company. With the merger of Chevron and Texaco in 2001, she was Executive Vice President responsible for global refining, marketing, lubricant and supply and trading operations until 2006.

She is a member of the boards of directors of The Procter & Gamble Company, UI LABS and World Business Chicago. She also leads the US section of the US – Brazil CEO Forum and is a member of The Business Council. In 2010, the US President appointed her to The President’s Export Council.

She is a member of the Remuneration Committee and the Corporate and Social Responsibility Committee.

Gerrit Zalm

Non-Executive Director

Gerrit Zalm was born on 6 May 1952. A Dutch national, he was appointed a Non-Executive Director of Shell with effect from 1 January 2013.

He was an adviser to PricewaterhouseCoopers during 2007, Chairman of the trustees of the International Accounting Standards Board from 2007 to 2010, an adviser to Permira from 2007 to 2008 and Chief Economist from July 2007 to January 2008 and Chief Financial Officer from January 2008 to December 2008 of DSB Bank. He was the Minister of Finance of the Netherlands twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and at the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from that university.

He is Chairman of the Managing Board of ABN AMRO Bank N.V., a position he has held since 2010.

He is a member of the Remuneration Committee and the Corporate and Social Responsibility Committee. Gerrit Zalm will stand down as a member of the Corporate and Social Responsibility Committee on 31 December 2015.

[28]	It has been announced that Patricia A.Woertz will retire from the board of Archer Daniels Midland Company with effect from 1 January 2016.

Michiel Brandjes

Company Secretary

The Shell Board is supported by Michiel Brandjes, who is the Company Secretary. He was born on 14 December 1954. A Dutch national, he was appointed as Company Secretary and General Counsel Corporate of Shell on 2 February 2005. He joined Shell in 1980 as a Legal Adviser and was later appointed Head of Legal in Singapore. Following a period as Head of Legal in China, he was appointed Company Secretary of Royal Dutch. In June 2014, he was appointed a non-executive director of Constellium N.V.

1.3	The Shell Senior Management

The Shell Senior Management comprises the members of the Executive Committee as at the Latest Practicable Date (being Ben van Beurden and Simon Henry, the Executive Directors whose short biographies are set out at paragraph 1.2 of this Part and John Abbott, Harry Brekelmans, Andrew Brown, Donny Ching, Hugh Mitchell and Marvin Odum, whose short biographies are provided below (the short biographies provided below detail their roles including the principal activities performed by them outside the Shell Group and its joint arrangements).

John Abbott

Downstream Director

John Abbott was born on 24 March 1960. A British national, he was appointed Downstream Director with effect from 1 October 2013.

Previously, he was Executive Vice President of Global Manufacturing, responsible for oil refineries and petrochemicals plants worldwide. He joined the Shell Group in 1981, and has held a variety of management positions in refining, chemicals and upstream heavy oil, working in Canada, the Netherlands, Singapore, Thailand, the UK and the US.

Harry Brekelmans

Projects & Technology Director

Harry Brekelmans was born on 11 June 1965. A Dutch national, he was appointed Projects & Technology Director with effect from 1 October 2014.

Previously, he was Executive Vice President for Upstream International Operated based in the Netherlands. He joined the Shell Group in 1990, and has held a variety of management positions in Exploration and Production, Internal Audit and Group Strategy and Planning. From 2011 to 2013, he was Country Chairman – Russia and Executive Vice President for Russia and the Caspian region.

Andrew Brown

Upstream International Director

Andrew Brown was born on 29 January 1962. A British national, he was appointed Upstream International Director with effect from April 2012.

Previously, he was Executive Vice President for the Shell Group’s activities in Qatar and a member of the Upstream International Leadership Team. He was awarded the Order of the British Empire in 2012 for his services to British-Qatari business relations.

From 1 January 2016, he will lead the new Upstream organisation spanning the Shell Group’s worldwide conventional oil and gas businesses when the Upstream reorganisation detailed in paragraph 3 of Part VII (Information about the Shell Group) becomes effective.

Donny Ching

Legal Director

Donny Ching was born on 14 February 1964. A Malaysian national, he was appointed Legal Director of Shell with effect from 10 February 2014.

Previously, he was General Counsel for the Project & Technology business based in the Netherlands. He joined the Shell Group in 1988 based in Australia, moving to Hong Kong and later to London. In 2008, he was appointed Head of Legal at Shell Singapore, having served as Associate General Counsel for the Gas & Power business in Asia-Pacific.

Hugh Mitchell

Chief Human Resources & Corporate Officer

Hugh Mitchell was born on 13 February 1957. A British national, he was appointed Chief Human Resources & Corporate Officer with effect from July 2009.

Previously, he was Human Resources Director of Shell. In 2003, he was appointed Director International, one of the Royal Dutch/Shell Group’s Corporate Centre Directors, having served as HR Vice President for the Global Oil Products business. He is a non-executive director of RSA Insurance Group plc.

Marvin Odum

Upstream Americas Director

Marvin Odum was born on 13 December 1958. A US national, he was appointed Upstream Americas Director with effect from July 2009.

Previously, he was Executive Vice President for the Americas for Shell Exploration & Production. In 2008, he was appointed President of Shell Oil Company, having served as Executive Vice President since 2005 with responsibility for Shell’s Exploration & Production businesses in the western hemisphere.

From 1 January 2016, he will lead and become Director of the new Unconventional Resources organisation when the Upstream reorganisation detailed in paragraph 3 of Part VII (Information about the Shell Group) becomes effective.

Forthcoming changes to the Executive Committee

Ronan Cassidy has been appointed as Chief Human Resources & Corporate Officer with effect from 1 January 2016. From that date, Ronan Cassidy will take over from Hugh Mitchell and become a member of the Executive Committee.

Ronan Cassidy, a British national, was born on 10 February 1967. He joined the Shell Group in 1988 and has held a variety of human resources positions across the Upstream and Downstream businesses. Most recently he was Executive Vice President, Human Resources, Upstream International from 2013 to 2015 and Executive Vice President, HR, Downstream from 2009 to 2013.

Maarten Wetselaar has been appointed as Integrated Gas Director with effect from 1 January 2016 when Integrated Gas will be established as a standalone organisation as detailed in paragraph 3 of Part VII (Information about the Shell Group). In this new role, Maarten Wetselaar will become a member of the Executive Committee.

Maarten Wetselaar, a Dutch national, was born on 30 December 1968. He joined the Shell Group in 1995 and has held a variety of financial, commercial and general management roles in Downstream, Trading and Upstream. He is currently Executive Vice President of Integrated Gas based in Singapore.

The business address of the Shell Senior Management is Carel van Bylandtlaan 30, 2596, HR, The Hague, The Netherlands.

1.4	Directorships and partnerships[29]

The details of those companies and partnerships outside the Shell Group or its joint arrangements of which the Shell Directors and the Shell Senior Management are, or have been at any time during the previous five years prior to the date of this Prospectus, members of the administrative, management or supervisory bodies or partners are as follows.

Name	Current positions	Former positions

The Shell Directors

Charles O. Holliday	CH2M Hill (Director)	Bank of America Corporation (Chairman and director)
Deere & Company (Director)

Hans Wijers	AFC Ajax N.V. (Chairman of the Supervisory Board)	Akzo Nobel N.V. (Chief Executive Officer and Chairman of the Board of Management and director)
HAL Holding N.V. (Non-executive director)

Heineken N.V. (Chairman of the Supervisory Board)

GlaxoSmithKline plc (Non-executive director)

Ben van Beurden	—	—

Simon Henry	Lloyds Banking Group plc (Non-executive director)	—

Guy Elliott	SABMiller plc (Deputy Chairman and Senior Independent Director)	Rio Tinto Limited (Chief Financial Officer and director)

Rio Tinto plc (Chief Financial Officer and director)

Euleen Goh	CapitaLand Limited (Independent non-executive director)	Aviva plc (Independent non-executive director)

	DBS Bank Limited (Independent non-executive director)	Singapore Airlines Limited (Independent non-executive director)

	DBS Group Holdings Limited (Independent non-executive director)	Singapore Exchange Limited (Independent non-executive director)

SATS Limited (Independent non-executive director)

Gerard Kleisterlee	ASML Holding N.V. (Member of Supervisory Board)	Daimler AG (Independent director)

	IBEX Global Solutions plc (Non-executive director)	Dell Inc. (Director)

	Vodafone Group plc (Chairman)	De Nederlandsche Bank N.V. (Director and member of Supervisory Board)

Koninklijke Philips N.V. (President/Chief Executive Officer and Chairman of the Board of Management)

VU Medisch Centrum Cancer Center Amsterdam (Chairman)

Sir Nigel Sheinwald GCMG	Innovia Group (Non-executive director)	—
Invesco Limited (Non-executive director)

[29]	The table only includes references to commercial, profit-making companies and partnerships. It does not include positions held in charitable, non-profit or voluntary initiatives, industry associations, professional bodies, educational institutions and interest groups.

Name	Current positions	Former positions
Linda G. Stuntz	Edison International (Director)	Raytheon Company (Director)

Stuntz, Davis & Staffier, P.C. (Partner)

Patricia A. Woertz	Archer Daniels Midland Company (Chairman)[30]	Archer Daniels Midland Company (CEO)

Northwestern Memorial HealthCare (Board member)

The Procter & Gamble Company (Director)

UI LABS (Board member)

Gerrit Zalm	ABN AMRO Bank N.V. (Chairman of the Managing Board)	—

Malz B.V. (Director)

Dutch Banking Association (Board member)

The Shell Senior Management

John Abbott	—	—

Harry Brekelmans	—	—

Andrew Brown	—	—

Donny Ching	—	—

Hugh Mitchell	RSA Insurance Group plc (Non-executive director)	—

Marvin Odum	—	—

1.5	Confirmations

There are no family relationships between any of the Shell Directors, between any of the Shell Senior Management or between any of the Shell Directors and the Shell Senior Management.

None of the Shell Directors or the Shell Senior Management in the five years prior to the date of this Prospectus:

•	have had any convictions in relation to fraudulent offences;

•	in their capacity as members of administrative, management and supervisory bodies or senior managers, have been associated with any bankruptcies, receiverships or liquidations;

•	have been subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including, where relevant, designated professional bodies); or

•	have been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of, or from acting in the management or conduct of the affairs of, an issuer (as defined in the Prospectus Rules).

[30]	It has been announced that Patricia A.Woertz will retire from the board of Archer Daniels Midland Company with effect from 1 January 2016.

2.	INTERESTS OF THE SHELL DIRECTORS AND THE SHELL SENIOR MANAGEMENT IN SHELL SHARES

2.1	Total interests in Shell Shares

The total interests of the Shell Directors and the Shell Senior Management in the Shell Shares as at the Latest Practicable Date are set out in the following table.

TOTAL INTERESTS OF THE SHELL DIRECTORS AND THE SHELL SENIOR MANAGEMENT IN SHELL SHARES (AS AT THE LATEST PRACTICABLE DATE)

	Interests in Shell Shares as at the Latest Practicable Date				% of Existing Shell Shares	% of Shell Shares immediately following LSE Admission
	Shell A Shares		Shell B Shares
THE SHELL DIRECTORS

Charles O. Holliday	—		50,000	[A]	0.00078	0.00063

Hans Wijers	5,251		—		0.00008	0.00007

Ben van Beurden	27,565		—		0.00043	0.00035

Simon Henry	49,175		301,002		0.00544	0.00440

Guy Elliott	—		5,777		0.00009	0.00007

Euleen Goh	—		5,000		0.00008	0.00006

Gerard Kleisterlee	5,254		—		0.00008	0.00007

Sir Nigel Sheinwald GCMG	—		1,000		0.00002	0.00001

Linda G. Stuntz	—		12,400	[A]	0.00019	0.00016

Patricia A. Woertz	—		6,000		0.00009	0.00008

Gerrit Zalm	2,026		—		0.00003	0.00003

Total	89,271		381,179		0.00731	0.00591

THE SHELL SENIOR MANAGEMENT

John Abbott	—		31,126		0.00048	0.00039

Harry Brekelmans	20,418		—		0.00032	0.00026

Andrew Brown	—		38,938		0.00061	0.00049

Donny Ching	24,758		1,074		0.00040	0.00032

Hugh Mitchell	777		110,095		0.00172	0.00139

Marvin Odum	365,844	[B]	—		0.00569	0.00460

Total	411,797		181,233		0.00922	0.00745

[A] These Shell B Shares are held in the form of Shell B ADSs (one Shell B ADS being equivalent to two Shell B Shares).

[B] These Shell A Shares are held in the form of Shell A ADSs (one Shell A ADS being equivalent to two Shell A Shares).

The table does not take account of any outstanding awards or options over Shell Shares granted to the Shell Directors or the Shell Senior Management which are detailed at paragraph 2.2 of this Part.

2.2	Awards granted to the Shell Directors and the Shell Senior Management

As at the Latest Practicable Date, the Shell Directors and members of the Shell Senior Management had the outstanding awards over Shell Shares set out in the following table:

AWARDS GRANTED TO THE SHELL DIRECTORS AND THE SHELL SENIOR MANAGEMENT (AS AT THE LATEST PRACTICABLE DATE)

		Number of Shell Shares over which awards are outstanding
	Shell Share Plan[A]	Shell A Shares		Shell B Shares

THE SHELL DIRECTORS

Ben van Beurden	LTIP	425,818		—

	DBP	86,864		—

Simon Henry	LTIP	—		315,121

	DBP	—		115,712

THE SHELL SENIOR MANAGEMENT

John Abbott	LTIP	—		101,482

	DBP	—		36,820

	PSP	—		31,997

Harry Brekelmans	LTIP	53,678		—

	DBP	18,222		—

	PSP	56,692		—

Andrew Brown	LTIP	—		148,269

	DBP	—		59,624

Donny Ching	LTIP	72,077		—

	DBP	15,142		—

	PSP	11,630		—

Hugh Mitchell	LTIP	—		125,395

	DBP	—		59,076

Marvin Odum	LTIP	213,332	[B]	—

	DBP	71,190	[B]	—

[A] The vesting of a certain numbers of the Shell Shares under these Shell Share Plans are subject to performance conditions.

[B] These Shell A Shares are held in the form of Shell A ADSs (one Shell A ADS being equivalent to two Shell A Shares).

Save as disclosed in this paragraph 2, as at the Latest Practicable Date, neither the Shell Directors nor their immediate families or (so far as is known to the Shell Directors or could with reasonable diligence be ascertained by them) persons connected (within the meaning of section 252 of the CA 2006) with the Shell Directors have any interests (beneficial or non-beneficial) in the share capital of any member of the Shell Group.

So far as the Shell Directors are aware, no person involved in the Combination has an interest which is material to the Combination.

3.	REMUNERATION AND PENSIONS

3.1	Remuneration policy

The remuneration policy of Shell is set out on pages 91 to 98 of the Shell 2014 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information). The Shell directors have been compensated in accordance with this remuneration policy since 1 January 2015 and the policy will remain effective until the 2017 AGM, unless a further policy is proposed by Shell and approved by its shareholders in the meantime. A summary of the policy that applied in 2014 and the policy that applies in 2015 is included on pages 82 to 84 of the Shell 2014 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

3.2	Total remuneration for Executive Directors

SINGLE TOTAL FIGURE FOR EXECUTIVE DIRECTORS’ REMUNERATION (AUDITED)

(€ THOUSAND)

	Ben van Beurden		Simon Henry
	2014		2014		2013
Salaries	1,400	[A]	1,010	[B]	985
Taxable benefits[C]	35		32		52
Total fixed remuneration	1,435		1,042		1,037
Annual bonus[D]	3,300		1,900		900
LTIP, DBP and PSP[E]	863		2,857		1,986
Total variable remuneration	4,163		4,757		2,886
Total direct remuneration	5,598		5,799		3,923
Pension[F]	10,695		442		508
Tax equalisation[G]	7,905		244		—
Total remuneration including pension and tax equalisation	24,198		6,485		4,431
in US Dollars[H]	32,158		8,619		5,887
in Pounds Sterling[H]	19,510		5,229		3,764

[A] Ben van Beurden became CEO on 1 January 2014. His base salary was set at €1,400,000 effective from 1 January 2014.

[B] Simon Henry’s base salary was set at €1,010,000 and his pensionable salary at £750,000 effective 1 January 2014.

[C] The range of taxable benefits available to the Executive Directors includes provision of car allowances or lease cars, transport to and from home and office, occasional business-required spouse travel and employer contributions to life and medical insurance plans.

[D] The full value of the bonus, comprising both the non-deferred and deferred value. For 2014, 50% is deferred into the DBP. The market prices of Shell A Shares and Shell B Shares on 30 January 2015 (€26.93 and £21.045 respectively), were used to determine the number of deferred bonus shares, resulting in 61,281 Shell A Shares for Ben van Beurden and 33,972 Shell B Shares for Simon Henry. Bonus payments are determined by the Remuneration Committee and awarded where justified by business (based on a scorecard of financial performance, operational excellence and sustainable development targets) and individual performance.

[E] Remuneration for performance periods of more than one year, comprising the value of released LTIP awards, DBP performance matching shares and released PSP awards. The amounts reported for 2014 relate to the 2012 awards, which vested on 17 February 2015 based on performance over the three-year performance period 1 January 2012 to 31 December 2014, at the market price of €28.97 and £22.47 for Shell A Shares and Shell B Shares respectively. The value in respect of the LTIP, DBP and PSP is calculated as the product of: (i) the gross number of shares of the original award in the case of the LTIP and PSP, or performance matching shares in the case of the DBP, plus accrued dividend shares; (ii) the vesting percentage; and (iii) the closing market price of Shell A Shares or Shell B Shares at the vesting date. The market price of Shell B Shares is converted into Euros using the exchange rate on the respective date. The original deferred bonus share awards, which are those represented by the deferred bonus and dividend shares accrued on these shares, are not considered as long-term remuneration, as they relate to the short-term annual bonus value. Only the performance matching shares and dividend shares accrued on those shares are considered as long-term remuneration, since they relate to performance periods of more than one year. For Ben van Beurden, this amount relates to a conditional award granted to him under the PSP in 2012 prior to his appointment to the Shell Board, of which 97% vested, resulting in 29,801 Shell A Shares vesting. For Simon Henry, the figure includes: (i) 80,645 Shell B Shares resulting from the vesting of a conditional award of performance shares granted under the LTIP in 2012; and (ii) 13,405 Shell B Shares from the vesting of performance matching shares granted under the DBP in 2012.

[F] The accrual for the period (net of inflation) multiplied by 20.

[G] For Ben van Beurden, this arose as a result of the impact of his promotion and is related to the increase in pension accrual. For Simon Henry, the amount is in respect of the length of time he has been resident in the Netherlands and contributing to a foreign pension plan.

[H] The base currency for this table is the Euro, as this is the currency of the base salary and country of employment of the Executive Directors. Where amounts are shown in other currencies, an average exchange rate for the relevant year has been used.

SCHEME INTERESTS AWARDED TO EXECUTIVE DIRECTORS IN 2014 (AUDITED)

(€)

Shell Share Plan	Type of interest awarded	End of performance period	Target award[A]	Potential amount vesting
				Minimum performance (% of shares awarded)[B]	Maximum performance (% of shares awarded)[A] [C]
LTIP	Performance shares	31 December 2016	Ben van Beurden: 163,998 Shell A Shares, equivalent to 3 x base salary or €4,200,000.	0%	Maximum number of shares vesting is 200% of the number of shares awarded, equivalent to €8,400,000 for Ben van Beurden and €4,848,000 for Simon Henry.
			Simon Henry: 89,648 Shell B Shares, equivalent to 2.4 x base salary or €2,424,000.

DBP	Performance matching shares	31 December 2016	25% of 2013 annual bonus[D], which is €159,500 (6,228 Shell A Shares) for Ben van Beurden and €225,000 (8,321 Shell B Shares) for Simon Henry.	0%	Maximum number of shares vesting is 200% of the number of shares awarded, equivalent to €319,000 for Ben van Beurden and €450,000 for Simon Henry.

[A] Awards based on a market price at 31 January 2014 (close of the award date) for Shell A Shares and Shell B Shares of €25.61 and £22.25 respectively.

[B] Minimum performance relates to the lowest level of achievement, for which no reward is given.

[C] The equivalent values exclude share price movements and accrued dividend shares.

[D] Ben van Beurden (prior to being appointed a Shell director) and Simon Henry elected to defer 50% of their 2013 bonus into DBP shares, half of which is matchable with additional performance matching shares. This results in performance matching shares with a value of 25% of their 2013 bonus.

Further information about the remuneration of the Executive Directors is set out at pages 82 to 90 of the Shell 2014 Annual Report, which is incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

3.3	Total remuneration for the Non-Executive Directors

SINGLE TOTAL FIGURE OF REMUNERATION FOR NON-EXECUTIVE DIRECTORS (AUDITED)

(€ THOUSAND)

	Fees		Taxable benefits[B]		Total
	2014	2013	2014	2013	2014	2013
Current Non-Executive Directors
Charles O. Holliday[A]	207	207	15	19	222	226
Hans Wijers	206	227	—	4	206	231
Guy Elliott	177	170	1	7	178	177
Euleen Goh[C]	60	—	—	—	60	—
Gerard Kleisterlee	171	150	—	2	171	152
Sir Nigel Sheinwald GCMG	142	142	—	8	142	150
Linda G. Stuntz	180	180	—	19	180	199
Patricia A. Woertz[C]	93	—	—	—	93	—
Gerrit Zalm	153	142	—	4	153	146
Non-Executive Directors who held office in the year ended 31 December 2014 but have since stood down
Josef Ackerman[D]	60	154	2	2	62	156
Jorma Ollila[E]	825	825	133	114	958	939

[A] Charles O.Holliday was appointed Chairman of the Shell Board and Chairman of the Nomination and Succession Committee with effect from the Shell AGM held on 19 May 2015. He is no longer a member of the Remuneration Committee.

[B] This information is taken from the Shell 2014 Annual Report where UK regulations required the inclusion of benefits where these would be taxable in the UK, on the assumption that Shell directors are tax resident in the UK. On this premise, the taxable benefits amounts include the cost of the Non-Executive Director’s occasional business-required spouse travel. Shell also pays for travel between home and the head office in The Hague, where Shell Board and committee meetings are typically held, as well as related hotel and subsistence costs. For consistency, these business expenses are not reported as taxable benefits as, for most Non-Executive Directors, this is international travel and hence would not be taxable in the UK.

[C] Euleen Goh was appointed with effect from 1 September 2014. Patricia A. Woertz was appointed with effect from 1 June 2014.

[D] Josef Ackermann stood down on 20 May 2014. No payments for loss of office were made.

[E] The taxable benefits amounts for Jorma Ollila include company-provided transport (2014: €77,430) and the use of an apartment (2014: €47,963). Jorma Ollila stood down as Chairman and a director of Shell with effect from the close of business of the Shell AGM held on 19 May 2015. Jorma Ollila received his annual base fee of €825,000 per annum on a pro rata basis up until 19 May 2015. No other remuneration payment or payment for loss of office will be made.

3.4	Total remuneration for the Shell directors and the Executive Committee

The aggregate remuneration paid (including salary, other benefits, share-based payments, costs incurred in respect of additional employee levies in the Netherlands and termination and related amounts) to the Shell directors and the Executive Committee by the Shell Group for services in all capacities to it in respect of the year ended 31 December 2014 was $67 million.

3.5	Pension entitlements

The aggregate amounts set aside or accrued by the Shell Group to provide pension, retirement or similar benefits for the Shell directors and the Executive Committee for the year ended 31 December 2014 was $4 million.

4.	SERVICE CONTRACTS AND LETTERS OF APPOINTMENT

4.1	Details of Executive Directors’ service contracts

Expiration of current term of office

The Executive Directors have employment contracts for an indefinite period but, in line with the UK Corporate Governance Code, will retire at the 2016 AGM and, subject to the Shell Articles of Association and their wish to continue as a director of Shell, will seek reappointment from shareholders.

Notice periods

The Executive Directors’ employment contracts are governed by Dutch employment law. This choice was made because mandatory provisions of Dutch employment law apply even if a foreign law has been specified to govern a contract. Employment terms are consistent with those of other Shell staff with Dutch employment contracts. The contracts can be ended by notice of either party (one month for an employee and up to a maximum of four months for the employer) or automatically at retirement. Under Dutch law, termination payments are not linked to the contract’s notice period.

Outstanding entitlements

In cases of resignation or dismissal, fixed remuneration (base salary, benefits and employer pension contributions) will cease on the last day of employment, variable remuneration elements will generally lapse and the director will not be eligible for loss-of-office compensation.

The information below generally applies to termination of employment by the relevant Shell Group entity giving notice, by mutual agreement or in situations where the employment terminates because of retirement with Shell consent at a date other than the normal retirement date, redundancy or in other similar circumstances at the Remuneration Committee’s discretion.

For Executive Directors appointed prior to 2011, the Remuneration Committee may offer compensation for losses resulting from termination of employment of up to one times annual pay (base salary plus target bonus). For Executive Directors appointed from 2011 onwards, the employment contracts include a cap on any payments resulting from loss of employment of one times annual pay (base salary plus target bonus) and include a reference to the Executive Director’s duty to seek alternative employment and thereby mitigate their loss. For mitigation purposes, the delivery of compensation for loss of office payments could be phased. This level of termination payments was part of a number of policy changes agreed with shareholders in 2010 and seeks to balance governance expectations and end-of-employment practice in the Netherlands.

The Remuneration Committee may adjust the termination payment for any situation where a full payment is inappropriate, taking into consideration applicable law, corporate governance provisions and the best interests of Shell and its shareholders as a whole.

Base salary, benefits and employer pension contributions will cease to accrue on the last day of employment. Any annual bonus in the year of departure is prorated for service. Dependent on the timing of the departure, the Remuneration Committee may, in determining the final bonus payment, consider the latest business scorecard position or defer payment until the full-year scorecard result is known. Outstanding long-term incentive awards will generally survive the end of employment and will remain subject to the same vesting performance conditions, and malus and clawback provisions, as if the director had remained in employment. If the participant dies before the end of the performance period, the award will vest at the target level on the date of death. In case of death after the end of the performance period, the award will continue to vest as described in Shell’s remuneration policy.

Because DBP shares represent the bonus which a participant has already earned and carry no further performance conditions, DBP shares will be released at the conclusion of the normal three-year deferral period and no proration will apply.

LTIP shares awarded from 2015 onwards will be prorated on a monthly basis, by reference to the director’s service within the performance period. Outstanding LTIP awards made before 2015 are prorated on an annual basis. The prorated awards may vest subject to the satisfaction of performance conditions.

4.2 Non-Executive Directors’ letters of appointment and fees

Non-Executive Directors, including the Chairman, do not have an employment contract but instead have letters of appointment.

Expiration of current term of office

All Non-Executive Directors are appointed for a fixed term which ends at the AGM held in the third year after their appointment. In line with the UK Corporate Governance Code, all the Non-Executive Directors will retire at the 2016 AGM and, subject to the Shell Articles of Association and their wish to continue as a director of Shell, will seek reappointment from shareholders.

Fees

The Chairman’s fee is determined by the Remuneration Committee and the annual fee for the Chairman, with effect from 20 May 2015, has been set at €850,000.

A Non-Executive Director receives a basic fee, and there is an additional fee for the Senior Independent Director and either a board committee chairmanship or board committee membership for each committee. Non-Executive Directors receive an additional fee of €5,000 for any Shell Board meeting involving intercontinental travel, except for one meeting a year held in a location other than The Hague. Business expenses (including transport between home and office and occasional business-required spouse travel) and associated tax are paid or reimbursed by the Shell Group. The Chairman is offered Shell-provided accommodation in The Hague.

The Shell Board reviews Non-Executive Directors’ fees periodically to ensure that they are aligned with those of other major listed companies. A review was carried out in 2014, which resulted in an increase in the basic fee from €125,000 to €130,000 and an increase in the Audit Committee Chairman fee from €45,000 to €55,000, effective from 1 January 2015.

Annual fees for 2015 are as follows.

NON-EXECUTIVE DIRECTORS’ FEES 2015

(€)

Chairman of the Shell Board[A]	850,000
Non-Executive Director	130,000
Senior Independent Director	55,000
Audit Committee
Chairman[B]	55,000
Member	25,000
Corporate and Social Responsibility Committee
Chairman[B]	35,000
Member	17,250
Nomination and Succession Committee
Chairman[B]	25,000
Member	12,000
Remuneration Committee
Chairman[B]	35,000
Member	17,250

[A] With effect from the conclusion of the 2015 AGM.

[B] The Chairman of a committee does not receive an additional fee for membership of that committee.

Payments for loss of office

No payments for loss of office will be made to the Non-Executive Directors.

5.	CONFLICTS OF INTEREST

Except as set out below, neither the Shell Directors nor the Shell Senior Management have any actual or potential conflicts of interest between any duties owed by the Shell Directors or the Shell Senior Management respectively to Shell and any private interests or other duties they may also have.

Patricia A. Woertz is the Chairman of Archer Daniels Midland Company and a director of The Proctor & Gamble Company, both of which have customer and/or supplier relationships of sufficient importance with members of the Shell Group for there to be a potential conflict of interest between her duties to Shell and her private interests and/or other duties. In accordance with the Shell Articles of Association, the Shell Board has authorised this conflict subject to appropriate safeguards. It has been announced that Patricia A. Woertz will retire from the board of Archer Daniels Midland Company with effect from 1 January 2016.

None of the Shell Directors or the Shell Senior Management were selected to be a member of the administrative, management or supervisory bodies of Shell or a member of the Executive Committee pursuant to any arrangement or understanding with any major shareholder, customer, supplier or other person.

There are no restrictions on the Shell Directors or the Shell Senior Management on the disposal within a certain period of time of their holdings in Shell Shares (except that the Shell Directors and the Shell Senior Management are required to comply with the Model Code as well as Shell’s dealing guidance and deal only in certain specified open periods).

6.	CORPORATE GOVERNANCE

6.1	UK Corporate Governance Code

The Shell Board is committed to high standards of corporate governance. Throughout the year ended 31 December 2014, Shell applied the main principles and complied with the relevant provisions set out in the 2012 version of the UK Corporate Governance Code. In September 2014, the Financial Reporting Council issued an updated version of the UK Corporate Governance Code which applies to accounting periods beginning on or after 1 October 2014 and, as at the Latest Practicable Date, Shell is in compliance with its provisions.

6.2	Model Code

Shell has established and complies with and, if the Combination completes, it is intended that the Combined Group will continue to comply with a code of securities dealing equivalent to the Model Code incorporated into the Listing Rules. The code applies to the Shell directors, the Shell directors’ connected persons and relevant employees of the Shell Group.

6.3	Other corporate governance regimes

In addition to complying with applicable corporate governance requirements in the UK, Shell must follow the rules of Euronext Amsterdam as well as Dutch securities laws because of its listing on that exchange. Shell must likewise follow US securities laws and the New York Stock Exchange’s rules and regulations because its securities are registered under the US Securities Act and listed on the New York Stock Exchange.

7.	KEY COMMITTEES

There are five key committees in Shell consisting of the Executive Committee and the four key board committees: the Audit Committee, the Corporate and Social Responsibility Committee, the Nomination and Succession Committee and the Remuneration Committee.

7.1	The Executive Committee

The Executive Committee operates under the direction of the Chief Executive Officer in support of his responsibility for the overall management of the Shell Group’s business and affairs. The Chief Executive Officer has final authority in all matters of management that are not within the duties and authorities of the Shell Board or of the shareholders’ general meeting.

The Executive Committee currently consists of the two Executive Directors, Ben van Beurden and Simon Henry, as well as John Abbott, Harry Brekelmans, Andrew Brown, Donny Ching, Hugh Mitchell and Marvin Odum.

7.2	The Audit Committee

Composition

The Audit Committee is composed of at least three members, all of whom must be designated by the Shell Board as independent (the Chairman of the Shell Board may not be appointed to the Audit Committee). Members are appointed by the Shell Board, at the recommendation of the Nomination and Succession Committee, taking into account the views of the Chairman of the Audit Committee; the Chairman of the Audit Committee is appointed by the Shell Board, at the recommendation of the Nomination and Succession Committee.

The current members of the Audit Committee are Guy Elliott (Chairman of the Audit Committee until 31 December 2015), Euleen Goh (who will be Chairman of the Committee with effect from 1 January 2016), Gerard Kleisterlee and Linda G. Stuntz, all of whom are financially literate, independent, Non-Executive Directors.

Members are appointed for a period of up to three years and this term may be extended for up to two further three-year periods, provided the member remains independent.

Responsibilities

The key responsibilities of the Audit Committee are to assist the Shell Board in fulfilling its oversight responsibilities in relation to: financial reporting, the effectiveness of the system of risk management and internal control, compliance with applicable external legal and regulatory requirements, monitoring the qualifications, expertise, resources and independence of both the internal and external auditors and assessing each year the auditors’ performance and effectiveness. The Audit Committee keeps the Shell Board informed of the Audit Committee’s activities and recommendations. Where the Audit Committee is not satisfied with, or wherever it considers action or improvement is required concerning, any aspect of financial reporting, risk management and internal control, compliance or audit-related activities, it promptly reports these concerns to the Shell Board.

Activities

The Audit Committee meets as frequently as required, as determined by its Chairman, and at least four times a year.

The Audit Committee in its meetings covers a variety of topics. These include both standing items that the Audit Committee considers as a matter of course, typically in relation to the quarterly results announcements, control issues, accounting policies and judgements and reporting matters, as well as a range of specific topics relevant to the overall control framework of Shell. The Audit Committee invites the Chief Executive Officer, the Chief Financial Officer, the Legal Director, the Chief Internal Auditor, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor to attend each meeting. Other members of management attend as and when requested. At every meeting the Audit Committee holds private sessions separately with the external auditor and the Chief Internal Auditor without members of management being present.

7.3	The Corporate and Social Responsibility Committee

Composition

The Corporate and Social Responsibility Committee is composed of at least three Non-Executive Directors, appointed by the Shell Board at the recommendation of the Nomination and Succession Committee and taking into account the views of the Chairman of the Corporate and Social Responsibility Committee; the Chairman of the Corporate and Social Responsibility Committee is appointed by the Shell Board at the recommendation of the Nomination and Succession Committee.

Each member is appointed for a period of up to three years which may be extended for up to two further three-year periods.

The current members of the Corporate and Social Responsibility Committee are Hans Wijers (Chairman of the Corporate and Social Responsibility Committee), Sir Nigel Sheinwald GCMG, Patricia A. Woertz and Gerrit Zalm. Gerrit Zalm will stand down as a member of the Corporate and Social Responsibility Committee on 31 December 2015.

Responsibilities

The Corporate and Social Responsibility Committee has a mandate to maintain a comprehensive overview of the policies and performance of the subsidiaries of Shell with respect to the Shell General Business Principles and the Shell Code of Conduct, as well as major issues of public concern. Conclusions and recommendations made by the Corporate and Social Responsibility Committee are reported directly to executive management and the Shell Board.

The Corporate and Social Responsibility Committee fulfils its responsibilities by reviewing the management of health, safety, security, environmental and social impacts of projects and operations. It also monitors emerging environmental and social issues. It additionally provides input into the Shell Sustainability Report and reviews a draft of the report before publication.

Activities

The Corporate and Social Responsibility Committee meets as frequently as required, as determined by its Chairman, and at least four times a year.

In addition to holding regular formal meetings, the Corporate and Social Responsibility Committee visits the Shell Group’s locations and meets with local staff and external stakeholders to observe how Shell’s standards regarding health, safety, security, the environment and social performance are being implemented.

7.4	The Nomination and Succession Committee

Composition

The members of the Nomination and Succession Committee are appointed by the Shell Board and consist of at least three Non-Executive Directors including the Chairman of the Shell Board (who acts as the Chairman of the Nomination and Succession Committee except where its business concerns him personally or the appointment of his successor) and the Deputy Chairman of the Shell Board (who is also the Senior Independent Director and will chair meetings in the absence of the Chairman). A majority of the members of the Nomination and Succession Committee must be independent and no member can also be a member of the Audit Committee and/or the Remuneration Committee.

Each member is appointed for a period of up to three years, which may be extended for up to two further three-year periods, provided that the majority of the Nomination and Succession Committee members remain independent.

The current members of the Nomination and Succession Committee are Charles O. Holliday (Chairman of the Nomination and Succession Committee), Guy Elliott and Hans Wijers.

Responsibilities

The Nomination and Succession Committee keeps under review the leadership needs of Shell and identifies and nominates suitable candidates for the Shell Board’s approval to fill vacancies as and when they arise. In addition, it makes recommendations regarding who should be appointed Chairman of the Audit Committee, the Corporate and Social Responsibility Committee and the Remuneration Committee and, in consultation with the relevant Chairman, recommends who should be appointed as members of the Shell Board committees. It also makes recommendations on corporate governance guidelines, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected with corporate governance of its appointment processes.

Activities

The Nomination and Succession Committee meets as frequently as required to perform its duties and at least twice a year.

7.5	The Remuneration Committee

Composition

The Remuneration Committee is composed of at least three independent directors. In addition, the Chairman of the Shell Board may also be a member of, but not chair, the Remuneration Committee. Members are appointed by the Shell Board, at the recommendation of the Nomination and Succession Committee, and taking into account the views of the Chairman of the Remuneration Committee; the Chairman of the Remuneration Committee is appointed by the Shell Board at the recommendation of the Nomination and Succession Committee.

Each member is appointed for a period of up to three years, which may be extended for up to two further three-year periods, provided that they remain independent.

The current members of the Remuneration Committee are Gerard Kleisterlee (Chairman of the Remuneration Committee), Patricia A. Woertz and Gerrit Zalm.

Responsibilities

The Remuneration Committee’s key responsibilities in respect of the Executive Directors include: setting remuneration policy, agreeing performance frameworks, setting targets and reviewing performance, determining actual remuneration and benefits and determining contractual terms.

In addition, the Remuneration Committee has responsibility for the Chairman of the Shell Board’s remuneration and for recommending and monitoring the level and structure of remuneration for the Executive Committee.

Activities

The Remuneration Committee meets as frequently as required to perform its duties and at least four times a year.

8.	SHELL SHARE PLANS

Shell operates the following employee share plans (together, the “Shell Share Plans”):

(i)	The Shell Share Plan 2014 (the “Shell Share Plan”);

(ii)	The Shell Long-Term Incentive Plan (Performance Share Plan), Restricted Share Plan and Deferred Bonus Plan (the “2005 Share Plan”);

(iii)	The Shell Sharesave 2015 Scheme (the “UK 2015 Sharesave Scheme”);

(iv)	The Shell Sharesave Scheme;

(v)	The UK Shell All-Employee Share Ownership Plan (the “SAESOP”);

(vi)	The Global Employee Share Purchase Plan (the “GESPP”);

(vii)	The Shell Canada Long Term Incentive Plan (the “Canada LTIP”);

(viii)	The Shell German Share Purchase Plan (the “German SPP”);

(ix)	The Shell German Capital Formation Plan; and

(x)	The Irish Employee Share Ownership Plan (the “Irish ESOP”).

From the Effective Date, a number of options and awards which had previously been granted under BG Share Plans will be rolled over into, or automatically exchanged for, equivalent options and awards over Shell Shares (“Replacement Awards”). These Replacement Awards will be governed by the rules of the BG Share Plan under which the options or awards which they are replacing were granted. Shell will operate the following BG Share Plans from the Effective Date:

(i)	The BG Group plc Sharesave Plan 2008 (the “BG Sharesave Plan”); and

(ii)	The BG Group plc Long-Term Incentive Plan 2008 (including the BG Deferred Bonus Plan 2008) (the “BG LTIP”).

8.1	The Shell Share Plan

Types of award

The Shell Share Plan allows for Long-Term Incentive Awards, Performance Share Awards, Restricted Share Awards and Deferred Bonus Awards.

•	Long-Term Incentive Awards (the “LTIP”)

The LTIP allows for conditional awards of Shell Shares to be granted to Shell directors, members of the Executive Committee (or former members of the Executive Committee) and senior executives. Awards must be subject to satisfaction of one or more performance conditions and other conditions may be set at grant.

•	Performance Share Awards (the “PSP”)

The PSP allows for conditional awards of Shell Shares to be granted to participants who are not Shell directors. Awards must be subject to satisfaction of one or more performance conditions and other conditions may be set at grant.

•	Restricted Share Awards (the “RSP”)

The RSP also allows for the grant of rights to acquire Shell Shares. These awards are made on a highly selective basis to senior staff (although awards are not made to Executive Directors) and are generally subject to a three-year retention period. They are not generally subject to performance conditions.

•	Deferred Bonus Awards (the “DBP”)

Participants in the DBP may be required to defer a proportion of their annual bonus (subject to a cap determined by the granting company) for a specified deferral period in return for an award of Shell Shares.

When awards can be made

Awards will generally only be made within 42 days after the announcement of Shell’s results for any period. No further awards may be made after 20 May 2024.

Eligibility

All employees of any member of the Shell Group are eligible to participate.

Performance targets and value of awards

LTIP and PSP awards must be subject to performance conditions. Other awards may be so subject. Where performance conditions apply, they are normally measured over a period of at least three calendar years. There is no retesting of performance conditions after the end of the measurement period.

The grantor may impose other conditions when granting an award, and may change a performance or other condition in accordance with its terms or if anything happens which causes the grantor, acting reasonably and in good faith, to consider it appropriate to do so but not so as to make the relevant condition materially more difficult to satisfy.

The grantor, acting reasonably and in good faith, has discretion to reduce (including, for the avoidance of doubt, a reduction to zero) the extent to which any award vests on the basis of the wider performance of Shell.

Normal vesting of awards

Awards will normally only vest and Shell Shares will normally only be released three years after grant or at the end of the period over which any performance conditions are measured to the extent that the performance conditions and any other conditions are satisfied.

Holding period

Awards may be made on the basis that they are subject to a holding period after vesting. During that holding period the participant will be a shareholder and will be entitled to vote, receive dividends and have all other rights of a shareholder. However, the participant may not normally transfer, assign or otherwise dispose of the holding of shares during that period.

Leaving employment

If a participant ceases to be an employee or director before the qualifying date (normally the third anniversary of the date of award or the start of the performance period), his award, unless it is a DBP award, will normally lapse. However, an LTIP or PSP award will not lapse but will continue (subject to the same performance conditions and any other conditions set at grant) if employment terminates because of a participant’s disability, injury, ill-health, retirement, redundancy, on the completion of a fixed-term contract or in other circumstances if allowed by the granting company. However, in these circumstances the Shell Board may reduce the award pro rata; and the grantor may decide that the award will vest early.

In the case of an RSP award, the award will lapse on the date of cessation unless employment terminates because of the individual’s disability, injury or ill-health.

If a participant dies prior to the qualifying date, his award will vest in full (or, if there is a target level set out in any applicable performance condition, at that target level, subject to any other conditions set). In case of death after the qualifying date but before the date on which the extent to which any performance condition or other condition set is satisfied has been determined, the award will vest to the extent only that the performance condition or other condition is satisfied.

If a participant’s employment ceases because the participant’s employing company or business is sold outside the Shell Group, the award will either be rolled over into new equivalent rights or will vest on the date of cessation of employment to the extent that the Shell Board determines that any performance conditions and any other conditions are satisfied at that time. The Shell Board may reduce the award pro rata to reflect the part of the performance period that has elapsed (or, if there is no performance period, the period between the award date and the date of cessation).

Clawback and malus

When awards are granted, the grantor will determine the circumstances in which the award may be adjusted. That adjustment may take place before vesting of an award to reduce the number of shares in respect of which the award would otherwise vest or may apply after vesting and require the participants to transfer some or all of the shares received or a cash amount where he no longer holds the shares, or to repay to Shell any cash paid. The grantor may decide to impose or extend the holding period, and may impose additional performance conditions or other conditions on vesting of the award.

Dividend equivalents

A participant is not entitled to receive dividends in respect of shares subject to an award until the shares are issued or transferred to him or her or to another person to hold for his or her benefit. However, awards may be granted on the basis that a participant will receive, to the extent that the award vests, a cash amount or a number of Shell Shares representing the value of dividends paid on the Shell Shares awarded from the date of the award until vesting or, in the case of death, until date of issue or transfer of the Shell Shares.

Variations in share capital

Awards may be adjusted following variation in the equity share capital of Shell or rights issues, demergers, special dividends or distributions or any similar transaction which the Shell Board considers may affect the value of an award. In that situation the Shell Board may, acting reasonably and in good faith, adjust the number or class of shares comprised in an award or change the identity of the company or companies whose shares are subject to the award.

Takeovers and reconstructions

On a takeover of Shell, whether by way of offer or by way of compromise or arrangement under section 895 of the CA 2006, if the acquiring company obtains control and the Shell Board agrees, awards will be automatically exchanged, in full, for equivalent new awards. If the acquiring company or the Shell Board do not agree to such an exchange, awards will vest in full on the date on which the person obtains control or on the date of the sanction. If the award is subject to a performance condition or any other condition it will vest only to the extent that any such condition has been satisfied to the date of vesting.

In the event of an internal reconstruction or reorganisation which does not involve a significant change of identity of the ultimate shareholders of Shell, awards will be exchanged in full for new awards, subject to such adjustment as the Shell Board considers reasonable to take account of the reconstruction or reorganisation.

In case of demerger, distribution (other than an ordinary dividend) or other transaction which, in the opinion of the Shell Board, would affect the current or future value of any award, the Shell Board may allow an award to vest but, if there is a performance condition and/or other condition set, only to the extent that the performance condition and any other condition set has been satisfied and subject to any other conditions the Shell Board may decide to impose.

Individual limit

No award may be granted to any person which would be in breach of the limit specified in the last approved directors’ remuneration policy under Chapter 9 of Part 15 of the CA 2006 or a limit set by applicable law.

Dilution limits

In any 10-year period, not more than 10% of the issued ordinary share capital of Shell may be issued under this plan when aggregated with that issued under all other share plans operated by Shell.

In addition, in any 10-year period, not more than 5% of the issued ordinary share capital of Shell may be issued under this plan when aggregated with that issued under any share plans adopted by Shell which are not on an all-employee basis.

These limits do not include rights which have been released or have lapsed.

Rights may also be satisfied using treasury shares. If treasury shares are used, they will count towards the dilution limits set out above for so long as the Shell Board considers it is best practice to do so.

Amendments

Provisions relating to eligibility, individual and dilution limits, rights attaching to awards and Shell Shares, adjustment of awards and other rights in the event of a variation in share capital and the amendment power cannot be altered to the advantage of present or future participants without the prior approval of Shell Shareholders in general meeting. However, no such approval is required for other changes or for minor changes intended to benefit the administration of the Shell Share Plan, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure favourable tax treatment for Shell, members of the Shell Group or participants.

General

Awards are not transferable and benefits are not pensionable.

Any Shell Shares issued under the plan will rank pari passu with the Shell Shares in issue on the date of allotment, except in respect of rights arising by reference to a prior record date.

8.2	The 2005 Share Plan

Shell also operates the 2005 Share Plan. This was established in 2005 and no further awards may now be granted under it. Except as described below, the provisions of the 2005 Share Plan are in all material respects the same as those of the Shell Share Plan described above.

Eligibility for LTIP awards

The LTIP allows for conditional awards of Shell Shares to be granted to Shell directors and members of the Executive Committee, but not senior executives.

Holding period

There is no provision under the rules for awards to be granted subject to a holding period but, in practice, LTIP awards to Shell directors and members of the Executive Committee have been made subject to an express holding period.

Leaving employment

The provisions of the Shell Share Plan rules which deal with participants leaving employment are the same in the rules of the 2005 Share Plan in all material respects, except for the provisions which permit the Shell Board to reduce awards pro rata. Under the terms of the Shell Share Plan, the Shell Board has discretion to reduce an award pro rata in a wider range of leaver scenarios than is the case under the 2005 Share Plan. Under the terms of the 2005 Share Plan, the Shell Board has discretion to reduce an award pro rata only if a participant leaves prior to the normal vesting date with the specific consent of the granting company. However, in practice, all awards made to members of the Shell Board and the Executive Committee under the 2005 Share Plan have been granted subject to prorating provisions.

Clawback and malus

Under the rules of the 2005 Share Plan, awards may be reduced either prior to vesting or following it. The circumstances in which such a reduction can be made are described expressly in the rules of the 2005 Share Plan (in contrast to the Shell Share Plan where adjustment events are set out in the award documentation). The rules provide that outstanding awards held by a participant who ceases to be an employee of any member of the Shell Group will lapse in prescribed circumstances. All awards made to members of the Shell Board and the Executive Committee have been granted subject to additional clawback provisions and further clawback provisions have also been applied in certain cases to address requirements imposed by local regulation and law (e.g. the Dutch Clawback Act).

Amendments

Any amendment to the terms of existing awards which would materially adversely affect the rights of any participants are not permitted without the consent of participants holding a majority of awards affected by the amendment.

Provisions relating to eligibility, individual and dilution limits, rights attaching to awards and Shell Shares, adjustment of awards and other rights in the event of a variation in share capital and the amendment power cannot be altered to the advantage of present or future participants without the prior approval of Shell Shareholders in general meeting. However, no such approval is required for minor changes intended to benefit the administration of the plan, or to comply with or take account of existing or proposed legislation or any changes in legislation, or to secure favourable tax treatment for Shell, members of the Shell Group or participants.

8.3	The UK 2015 Sharesave Scheme

Eligibility

All UK resident employees of Shell Petroleum Company Limited (“SPCo”) and its participating subsidiaries may apply for options under the UK 2015 Sharesave Scheme whenever it is operated.

Issue of invitations and grant of options

Invitations to participate in the UK 2015 Sharesave Scheme may normally only be issued within the 42-day period after the announcement of Shell’s results for any period. Invitations may be issued outside these periods in exceptional circumstances.

At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions of up to the sum specified by the board of SPCo (or any higher amount permitted by legislation – currently £500) from their pay. The savings contract can be fixed for a period of three or five years. The number of Shell Shares over which a participant is granted an option will be the number that can be acquired, at the exercise price, with the savings made, plus any bonus payable on maturity of the savings contract.

The UK 2015 Sharesave Scheme envisages that options will be satisfied by the transfer to participants of existing Shell Shares.

Exercise price

The exercise price of options may not be less than the closing price of a share, as derived from the LSE on the dealing day, or the average of three dealing days, specified in the invitation.

Exercise of options

Options may normally only be exercised during the six-month period following the bonus date of the related savings contract. This may be after the third or fifth anniversary of the date of grant. In certain circumstances, exercise of options is permitted in respect of the number of Shell Shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where a participant leaves employment in circumstances of death, retirement, injury, disability or redundancy. If a participant leaves employment other than in such special circumstances, his options will lapse. Options may also be exercised in the event of a takeover, reconstruction or amalgamation or voluntary winding-up of Shell or, in certain circumstances, may be exchanged for options over shares in an acquiring company.

Variation of share capital

In the event of any capitalisation issue, rights issue, subdivision, consolidation or reduction of capital or any other variation of Shell’s share capital, the number of Shell Shares and/or the exercise price may be adjusted by the board of SPCo in such manner as it may determine to be appropriate, provided that the scheme continues to comply with Schedule 3 of ITEPA.

Rights of optionholders

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. Shell Shares transferred under the UK 2015 Sharesave Scheme will rank pari passu with the Shell Shares in issue (except in respect of entitlements arising prior to the date of exercise).

Amendments

The provisions governing eligibility requirements, limitation on shares to be placed under option, limitation on contributions, calculation of the exercise price, restrictions upon the exercise of an option, terms relating to exercise and lapse of options, changes in the control of Shell and liquidation, the transfer of options, loss of office and variation of capital and the alteration and termination clauses cannot be altered to the advantage of eligible employees or optionholders without the prior sanction of SPCo in general meeting (except for minor amendments to benefit the administration of the UK 2015 Sharesave Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the UK 2015 Sharesave Scheme or to give effect to any increase in the maximum monthly contribution).

8.4	The Shell Sharesave Scheme

Shell also operates the Shell Sharesave Scheme. This was established in 2005 and no further options may now be granted under it. The provisions of the Shell Sharesave Scheme are otherwise in all material respects the same as those of the UK 2015 Sharesave Scheme described above.

8.5	The SAESOP

Eligibility

The SAESOP is operated by SPCo. Whenever the board of SPCo decides to operate the SAESOP, all UK resident employees of SPCo and its participating subsidiaries must be invited to join the plan. The Shell Board may decide not to invite employees to participate in any award of free Shell Shares if they are under notice of termination of employment.

The Shell Board may set a qualifying period of service from time to time which must apply for all employees. If free Shell Shares are offered, this period can be up to 18 months ending with the date of award of free Shell Shares. If partnership and matching Shell Shares are offered and there is no accumulation period, the qualifying period can be up to 18 months, ending with the start of the deductions from salary. If there is an accumulation period, the qualifying period can be up to six months, ending with the start of the relevant accumulation period.

Issue of invitations and grant of options

Invitations to participate in the SAESOP will specify whether, for that operation of the SAESOP, free Shell Shares and/or partnership and matching Shell Shares (and, when relevant, dividend Shell Shares) may be acquired.

Free shares

If the SAESOP is operated to provide free shares, free Shell Shares awarded to each employee participating in the SAESOP must not have an initial market value of more than £3,600 in any tax year or any greater amount specified for the purposes of ITEPA (“Free Shares”).

The Shell Board will set the allocation system for the operation of the SAESOP, including any performance measures which apply and the holding period for which the Free Shares must be held, which must be at least three years, but not more than five years, beginning with the award date.

As soon as practicable after setting the terms relating to the Free Shares, each participating company must contribute to the trustee an amount for the operation of the SAESOP. The trustee will as soon as reasonably practicable use the funds to purchase Shell Shares.

To date the SAESOP has not been operated to provide Free Shares.

Partnership shares

If the SAESOP is operated to provide partnership shares, employees are invited to invest in Shell Shares through deductions from salary up to a limit of 10% of their gross salary for any tax year, or £1,800 in any tax year (whichever is less), or a greater percentage or amount specified in ITEPA (“Partnership Shares”).

At the time of invitation, the Shell Board decides whether there will be an accumulation period in relation to Partnership Shares, which is a period within which a participant’s contribution to Partnership Shares are held prior to their award, and which cannot be longer than 12 months (or a longer period specified in ITEPA). If there is no accumulation period, the trustee allocates Partnership Shares to the participants on a date set by the trustee which cannot be later than 30 days after the last day on which the relevant deduction of contributions takes place. If there is an accumulation period, the trustee allocates Partnership Shares to each participant within 30 days after the end of that period.

A participant may at any time take out of the SAESOP any Partnership Shares acquired on his or her behalf. This may be subject to a tax charge under ITEPA. A participant who takes out Partnership Shares within three years of their acquisition may lose any rights to Matching Shares in respect of them as determined by the board of SPCo.

A participant may direct the trustee to transfer the Partnership Shares to him or any other person. He may also assign or charge his beneficial interest in the Partnership Shares.

Matching shares

If the SAESOP is operated to provide matching shares, a participant who invests in Partnership Shares is entitled to an award of matching Shell Shares (“Matching Shares”). The board of SPCo will set the ratio of Matching Shares to Partnership Shares from time to time. The ratio cannot exceed the ratio specified in ITEPA, which is currently two Matching Shares to one Partnership Share.

Participating companies pay an amount equal to the award of Matching Shares to the trustee and the trustee immediately uses the funds to purchase Shell Shares.

To date the SAESOP has not been operated to provide Matching Shares.

Dividend shares

The trustee of the SAESOP must, on the direction of the board of SPCo, reinvest cash dividends that it receives in respect of SAESOP Shell Shares held on behalf of participants in additional Shell Shares to be held on behalf of participants (“Dividend Shares”). The board of SPCo may from time to time decide that instead of reinvesting dividends received in respect of the SAESOP Shell Shares, the trustee may pay the cash dividends to participants.

The trustee allocates Dividend Shares to participants within 30 days of receiving the cash dividend.

The trustee may receive, following a direction from the participant, shares credited as fully paid in whole or in part instead of a cash dividend. These Shell Shares will not form part of the participant’s Shell Shares awarded under the SAESOP.

Acquisition of shares

SPCo may from time to time ask the trustee to acquire any number of Shell Shares for awards to participants on a later operation of the SAESOP. SPCo will ensure that the trustee has sufficient funds to acquire such Shell Shares.

Restrictions on disposals of shares

The trustee retains the Free Shares, Matching Shares and Dividend Shares throughout the relevant holding periods. A participant cannot assign, charge or dispose of his beneficial interest in these shares in any way during these periods except in the circumstance of a takeover offer or reconstruction of Shell, or if that participant leaves employment.

Voting

The trustee may invite participants to direct it on the exercise of any voting rights attaching to Shell Shares awarded under the SAESOP and held by the trustee on the participants’ behalf.

Offers

A participant has the right to direct the trustee on the appropriate action to take in relation to any right to receive other shares, securities or rights of any description in relation to a reconstruction or takeover of Shell. On an exchange of shares in the event of a reconstruction or takeover of Shell, the trustee will hold any new shares as shares subject to the SAESOP as if they were the original Shell Shares.

Losing rights to Shell Shares

The board of SPCo may decide that a participant who leaves employment within a period specified by the Shell Board (not exceeding three years) from the award day will lose any right to receive Free Shares or Matching Shares. However, if a participant leaves employment because of death, retirement, injury or disability, redundancy, change of control of the employer company, or any other reason determined by the directors of SPCo, the participant will be entitled to receive the Free and Matching Shares on leaving employment.

Where a participant loses rights to Free Shares or Matching Shares and they remain part of the SAESOP, the trustee will hold those Shell Shares on general trust for the purposes of the SAESOP.

The Shell Board may decide that the SAESOP will operate on the basis that if a participant leaves employment for any reason, the trustee will transfer the participant’s SAESOP Shell Shares to the participant as soon as reasonably practicable.

Amendments

SPCo and the trustee may together by deed at any time change the rules of the SAESOP. However, if any provision needed to comply with the requirements of Schedule 2 of ITEPA is to be amended, the change will not have any effect until the board of SPCo has determined that the change will take effect. In addition, the board of SPCo and the trustee must not make any change which would prevent achievement of the purpose of the SAESOP, or any change which would prevent the SAESOP from being an employees’ share scheme, as defined in the CA 2006, or would have a material adverse effect on the rights attaching to Shell Shares already awarded to or acquired on behalf of participants.

8.6	The GESPP

Eligibility

All employees of Shell or any participating subsidiary company of Shell who work in a participating country in which the GESPP is operating, and who are not Shell directors, may be invited to participate in the GESPP. In practice, members of the Executive Committee have not been invited.

Issue of invitations

An invitation to apply to join the GESPP may be made by Shell. Shell decides, in its absolute discretion, which eligible employees are to be invited, when invitations are to be made and the terms of such invitations. Invitees must accept the invitation in a prescribed form in order to participate.

Contributions

Participants must specify the monthly amount that they agree to contribute to the GESPP by way of a fixed amount of salary up to a limit specified in the invitation. At any time on or before 15 November of the applicable plan year (which runs from 1 January to 31 December in the relevant year), participants can suspend or change their contribution level to the GESPP or elect to make additional savings to “top-up” their savings (subject always to the applicable limits).

Performance conditions

There are no performance conditions.

Share delivery

At the end of each plan year, Shell calculates the number of whole Shell Shares which can be bought using the participant’s savings. Shell then procures that such number of shares are transferred to, or to the order of, the participant or to a nominee selected by Shell as soon as reasonably practicable after the end of the plan year. The total number of shares that a participant receives is calculated by dividing the total amount of contributions by the lower of the Shell share price on the first business day in the plan year or the Shell share price on the first business day of the following calendar year, discounted by 15%. Shell may satisfy its obligation to deliver shares by delivering an equivalent cash sum instead.

Leaving employment

If a participant ceases to be an employee for any reason (including death), then the participant or his representatives may elect: (i) to request the return of all savings without interest; or (ii) that the savings be used to purchase shares in the normal time frame, applying the discount. In the absence of an election, savings will be used to purchase shares.

Holding period

There is no holding period in relation to the Shell Shares held under the GESPP.

Rights of participants

A participant has no voting rights, no rights to receive dividends and no other rights of a shareholder until such time as the shares are transferred to the participant after the end of the plan year. Benefits under the GESPP are not pensionable.

Reorganisations

If the Shell Board considers that an offer or sanction is an internal reconstruction or reorganisation which does not involve a significant change in the identity of the ultimate shareholders of Shell, rights will be exchanged whether or not the acquiring company agrees. The rights will be exchanged in full subject to such adjustments as the Shell Board considers reasonable to take account of the reconstruction or reorganisation.

Amendments

The Shell Board may at any time alter or vary provisions of the GESPP. No amendment to the terms of rights already granted which would materially adversely affect the rights of participants may be made without the consent of a majority of the participants affected.

8.7	The Canada LTIP

The Canada LTIP is a legacy option plan. The last outstanding options, which were granted in 2006, are due to expire in February 2016.

Eligibility

Executives and other full and part-time employees of Shell Canada Limited or of its wholly-owned subsidiaries and full or part-time secondees to a Canadian affiliate could participate in the Canada LTIP.

Description of rights

Under the Canada LTIP participants were granted options to acquire shares in Shell Canada Limited with attached tandem share appreciation rights over Shell Canada Limited shares. A share appreciation right means a right to surrender, in whole or in part, an unexercised option and to receive from Shell Canada Limited cash equal in value to the excess of the fair market value of the Shell Canada Limited shares over the strike price of the option.

Initially the Canada LTIP used Shell Canada Limited shares but, as a result of the acquisition in 2007 by Shell Investments Limited (an indirect subsidiary of Shell) of all of the shares of Shell Canada Limited not already held by it, options granted under the Canada LTIP may no longer be exercised to acquire shares in Shell Canada Limited. Instead, participants were offered the opportunity to surrender existing outstanding options in exchange for replacement options of equivalent value which would be exercisable to acquire Shell A Shares.

Exercise

Options (with attached tandem share appreciation rights) normally vested as to one-third each year following the date of grant. For senior management, 50% of options granted could only be exercised subject to the satisfaction of performance conditions. Options and stock appreciation rights expire 10 years after the date of grant. If a participant leaves employment on a voluntary basis or his or her employment is terminated without cause, the options terminate over a range of periods based on the recipient’s age and eligibility for Shell Canada Limited’s pension plan. Options are terminated on the date an employee’s employment is terminated for cause.

Variation of share capital

In the event of any variation of Shell’s share capital, the number of shares and/or the exercise price may be adjusted appropriately.

Non-transferability

A share appreciation right is not transferable separately from the option to which it relates. Neither options nor share appreciation rights are transferable and may only be exercised by the persons to whom they were granted or by their personal representatives.

8.8	The German SPP

Individual employees of Shell Deutschland Oil GmbH (and employees of other Shell Group companies with Shell Deutschland Oil GmbH terms and conditions of employment) can contribute between 0% and 2% of annual pay to purchase Shell Shares on a one-off basis in April each year. Historically, 1% of annual pay has been the usual maximum contribution.

The relevant price to determine the number of Shell Shares allocated is set as the closing price on the date of the management decision to proceed each year with the German SPP.

Shell Deutschland Oil GmbH meets up to 50% of the purchase price of the Shell Shares (historically, this contribution has been 50% but could be less at the discretion of the board of Shell Deutschland Oil GmbH).

Shell Shares purchased under the German SPP must be held by an employee for six years before they can be sold.

These arrangements form part of an annual works agreement between Shell Deutschland Oil GmbH and the General Works Council of Shell Deutschland Oil GmbH.

8.9	The Shell German Capital Formation Plan

Employees of Shell Deutschland Oil GmbH (and employees of other Shell Group companies with Shell Deutschland Oil GmbH terms and conditions of employment) receive an annual equivalent of €326 in Shell Shares. Shell Shares granted under the German Capital Formation Plan are distributed in April each year.

Shell Shares granted under the German Capital Formation Plan must be held by employees for six years before they can be sold.

The German Capital Formation Plan forms part of the collective agreement between Shell Deutschland Oil GmbH and the chemical industry union.

8.10	The Irish ESOP

Eligibility

The Irish ESOP is operated by Shell E&P Ireland Limited (“SEPIL”). All employees of SEPIL and its subsidiaries may participate provided either that: (i) they are chargeable to Irish income tax in respect of their employment and will have been employed for at least one year as at the date of allocation of the Shell Shares to the individual; or (ii) they have been nominated by the directors of SEPIL for participation. The directors of SEPIL may decide to exclude anyone who has ceased to be eligible or who is serving notice of termination by the date of allocation of the Shell Shares.

Issue of invitations and allocation of shares

Employees are invited to invest in Shell Shares a proportion of their salary and their bonus for the relevant year up to a statutory limit. Currently, the proportion of salary that can be invested may not exceed the lower of 7.5% of annual gross salary or an amount equivalent to bonuses invested to purchase shares. The Irish Revenue Commissioners’ current limit on the total amount that may be used to purchase shares is €12,700 each calendar year.

Following receipt of invitations, participants decide how much of their bonus and/or salary to invest in the plan and, on receipt of the funds, the trustee will apply them to purchase Shell Shares which it will allocate to the participating employees.

Rights of participants

The voting rights in respect of plan shares are exercisable, on a poll, only in accordance with any directions in writing by the participants concerned to the trustee. Any dividends paid by Shell to the trustee are forwarded to participants together with details of the related withholding tax.

Restrictions on disposals of shares

The trustee retains the shares throughout the relevant holding period (which is usually a minimum of two years). A participant cannot assign, charge or dispose of his beneficial interest in these shares in any way during these periods.

Amendments

SEPIL and the trustee may together by deed at any time change the rules of the Irish ESOP. However, if any provision needed to comply with the requirements of Part 2 of Schedule 11 of the Irish Taxes Consolidation Act 1997 is to be amended, the change will not have any effect until the written approval of the Irish Revenue Commissioners has been obtained. In addition, no amendment may be made which would alter to the disadvantage of a participant his rights in respect of any plan shares which have been appropriated prior to that date without his consent, nor may an amendment be made which would or might infringe any rule against perpetuities or which would result in the plan ceasing to be an employees’ share plan.

8.11	The BG Sharesave Plan

Under the Co-operation Agreement, Shell agreed to offer participants in the BG Sharesave Plan the opportunity to exchange their outstanding options under the BG Sharesave Plan for an equivalent option over Shell B Shares on and subject to the rules of the BG Sharesave Plan (“Rollover Sharesave Options”). As a result, subject to the Scheme becoming effective, participants in the BG Sharesave Plan who have elected rollover will be granted Rollover Sharesave Options by Shell over Shell B Shares which will have substantially the same value as the BG Shares which were subject to the original option under the BG Sharesave Plan immediately before the Effective Date and substantially the same aggregate exercise price. The respective values of a BG Share and a Shell B Share will be calculated by reference to the average of the closing middle market quotations for a BG Share and a Shell B Share over the five dealing days immediately before the Effective Date.

The terms of the BG Sharesave Plan which will govern these Rollover Sharesave Options are as follows. No new options will be granted under the BG Sharesave Plan.

Exercise price

The exercise price of Rollover Sharesave Options will be set to ensure that the total exercise price payable to acquire Shell B Shares subject to the Rollover Sharesave Option will be substantially the same as the total exercise price that would have been payable to acquire BG Shares under the Original BG Awards they are replacing.

Exercise of options

Options may normally only be exercised during the six-month period following the bonus date of the related savings contract. This may be after the third or fifth anniversary of the date of grant. In certain circumstances, exercise of options is permitted in respect of the number of Shell B Shares that may be acquired using the proceeds of the partially completed savings contract. Examples are where a participant leaves employment in circumstances of death, retirement, injury, disability or redundancy. If a participant leaves employment other than in such special circumstances, his options will lapse. Options may also be exercised in the event of a takeover, reorganisation or merger or voluntary winding-up of Shell or, in certain circumstances, may be exchanged for options over shares in an acquiring company.

Variation of share capital

In the event of a rights issue or a variation in capital in Shell’s equity share capital, including a capitalisation, subdivision, consolidation or reduction of share capital, the number of Shell B Shares and/or the exercise price may be adjusted by the BG Directors in such manner as they may determine to be appropriate, provided that the adjusted total exercise price is substantially the same as before the adjustment and does not exceed the expected proceeds of the related savings contract at the bonus date, the total market value of the Shell B Shares remains substantially the same and the scheme continues to comply with Schedule 3 of ITEPA.

Rights of optionholders

Options are not transferable and may only be exercised by the persons to whom they were granted or their personal representatives. Shell B Shares transferred under the BG Sharesave Plan will rank pari passu with the Shell B Shares in issue (except in respect of entitlements arising prior to the date of exercise).

Amendments

The provisions governing eligibility requirements, limitation on shares to be placed under option, limitation on contributions, the basis for determining a participant’s entitlement to, and the terms of, an option and the Shell B Shares subject to it, variation of capital and the amendment clauses cannot be altered to the advantage of eligible employees or optionholders without the prior sanction of Shell in general meeting (except for minor amendments to benefit the administration of the BG Sharesave Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the BG Sharesave Plan).

8.12	The BG LTIP

Shell has agreed with BG that the following options and awards granted under the BG LTIP will automatically be exchanged for equivalent options and awards over Shell B Shares as a result of the Combination:

(i)	Group Share Awards granted on or after 8 April 2015 (some of which are nil-cost options and others of which are conditional share awards) (“2015 GSAs”);

(ii)	Performance Share Awards subject to performance conditions granted on 12 May 2015 (some of which are nil-cost options and others of which are conditional share awards) (“2015 PSAs”), to the extent that they do not vest in connection with the Combination as a result of the application of time prorating;

(iii)	share awards not subject to company performance conditions (not being buy out awards) granted on 12 May 2015 to certain members of senior management in connection with their recruitment (“2015 Senior Management Initial Awards”), to the extent that they do not vest in connection with the Combination as a result of the application of time prorating;

(iv)	Deferred Bonus Plan Awards granted in respect of the 2015 bonus year (“2015 DBP Awards”); and

(v)	Discretionary Deferral Plan Awards granted in respect of the 2015 bonus year (“2015 DDP Awards”)

(together, the “Original BG Awards”).

The Shell B Shares subject to the Replacement Awards will have substantially the same value as the BG Shares which were subject to the relevant Original BG Awards immediately before the Effective Date. The respective values of a BG Share and a Shell B Share will be calculated by reference to the average of the closing middle market quotations for a BG Share and a Shell B Share over the five dealing days immediately before the Effective Date.

Replacement Awards will be subject to the rules of the BG LTIP, except that BG and Shell have agreed an expanded list of “good leaver” situations which will apply to Replacement Awards granted to replace 2015

GSAs, 2015 DBP Awards and 2015 DDP Awards (as detailed below). Subject to the rules, as varied by BG and Shell (as set out below), the Replacement Awards will normally vest at the same time as the original options or awards which they are replacing were due to vest.

The terms of the BG LTIP which will govern these Replacement Awards are as follows. No new awards will be made under the BG LTIP.

Performance targets and value of awards

Replacement Awards replacing 2015 PSAs will be granted on terms that they will be subject to Shell performance conditions. The vesting outcome, taking account of the structure of the 2015 PSAs they are replacing, will be subject to the achievement of the same performance conditions that apply to awards granted by Shell in 2015 under the LTIP.

These performance conditions will normally be measured over a period of three calendar years (from 1 January 2015 to 31 December 2017) and performance will be assessed in March 2018. There is no retesting of performance conditions after the end of the measurement period. The grantor, with the consent of the Shell directors, may only waive or change a performance condition in accordance with its terms or if anything happens which causes the grantor reasonably to consider it appropriate.

Where other conditions apply to an award, the grantor, with the consent of the Shell directors, may waive or change such condition in accordance with its terms or in any way they see fit.

Replacement Awards replacing 2015 GSAs, 2015 Senior Management Initial Awards, 2015 DBP Awards and 2015 DDP Awards will not be subject to performance conditions.

Vesting of 2015 GSAs, 2015 DBP Awards or 2015 DDP Awards

Shell and BG have agreed that Replacement Awards replacing 2015 GSAs, 2015 DBP Awards or 2015 DDP Awards will be granted on terms that:

(i)	they will vest on the earlier of the date on which the relevant Original BG Award would have otherwise vested in the ordinary course and the date on which the holder of the Replacement Award ceases to be an employee of a member of the Shell Group or the BG Group for any of the Good Leaver Reasons (set out below); and

(ii)	in the event of early vesting on cessation of employment, the Replacement Award will vest without any time prorating reduction.

The “Good Leaver Reasons” referred to above are death, redundancy, ill-health, disability or injury, retirement with the agreement of the employer, the employee’s employing company ceasing to be a member of the Shell Group or the BG Group, the transfer of an undertaking or part of an undertaking in which the employee works to a person who is not a member of the Shell Group or the BG Group, resignation in response to a repudiatory breach of contract by the employer, a material diminution in an employee’s seniority, status or responsibilities, (allowing for the different management structures within the enlarged group) and a relocation of an employee’s place of work of more than 30 miles.

Vesting of 2015 PSAs or 2015 Senior Management Initial Awards

Shell and BG have agreed that Replacement Awards replacing 2015 PSAs or 2015 Senior Management Initial Awards will be granted on terms that:

(i)	ordinarily, they will vest on the date on which the relevant Original BG Award would otherwise have vested in the ordinary course, subject to achievement of performance conditions and application of time prorating;

(ii)	if the holder of a Replacement Award ceases to be an employee of a member of the Shell Group or the BG Group for any of the good leaver reasons set out in the rules of the BG LTIP, the Replacement Award will vest in accordance with the rules of the BG LTIP and no holding period will apply.

Dividend equivalents

An award may include the right to receive an amount equal in value to the dividends which were payable on the number of vested shares during the period between the date of grant and the date of vesting.

Variations in share capital

Awards may be adjusted by the Shell directors following a rights issue or a variation in the equity share capital of BG, including a capitalisation or rights issue, subdivision, consolidation or reduction of share capital, a demerger, special dividend or distribution.

Takeovers and reconstructions

If an acquiring company obtains control of Shell on a takeover, or if a court sanctions a compromise or arrangement under section 895 of the CA 2006, awards will vest to the extent that any performance condition and any other condition has been satisfied. If the Shell directors decide, the awards may also be reduced for time prorating.

In case of demerger, distribution (other than an ordinary dividend) or other transaction which, in the opinion of the Shell directors, would affect the current or future value of any award, the Shell directors may allow an award to vest but, if there is a performance condition and/or other condition set, only to the extent that the performance condition and any other condition set has been satisfied and subject to any other conditions the Shell directors may decide to impose. If the Shell directors decide, the awards may also be reduced for time prorating.

Amendments

The provisions governing eligibility requirements, individual and dilution limits, the rights of a participant in the event of a variation in share capital and the amendment power cannot be altered to the advantage of present or future participants without the prior approval of BG in general meeting. However, no such approval is required for other changes or for minor changes intended to benefit the administration of the BG LTIP, to comply with or take account of the provisions of any proposed or existing legislation, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the BG LTIP.

General

Awards are not transferable.

Any Shell B Shares issued under the plan will rank pari passu with the Shell B Shares in issue on the date of allotment, except in respect of rights arising by reference to a prior record date.

PART XVII

ADDITIONAL INFORMATION

1.	RESPONSIBILITY STATEMENT

The Shell Directors, whose names appear in Part IV (Directors, Company Secretary, registered and head offices and advisers), and Shell accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Shell Directors and Shell (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and this Prospectus does not omit anything likely to affect the import of such information.

2.	COMPANY INFORMATION

Shell was incorporated in England and Wales on 5 February 2002, as a private company under the CA 1985. On 27 October 2004, Shell was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. Shell is registered at Companies House, Cardiff, under company number 4366849, and at the Chamber of Commerce, The Hague, under company number 34179503. The telephone number of its principal place of business is +31 70 377 9111. Shell is considered a resident of the Netherlands for Dutch and UK tax purposes.

The principal legislation under which Shell operates and under which the New Shell Shares will be created is the CA 2006.

3.	SHARE CAPITAL

3.1	Issued share capital

The issued and fully paid share capital of Shell as at the Latest Practicable Date was as set out in the following table.

ISSUED SHARE CAPITAL (AS AT THE LATEST PRACTICABLE DATE)

	Number issued	Fully paid	Aggregate nominal value

Shell A Shares[A]	3,990,921,569	Yes	€279,364,510

Shell B Shares[A]	2,440,410,614	Yes	€170,828,743

TOTAL ISSUED ORDINARY SHARE CAPITAL	6,431,332,183	Yes	€450,193,253

Sterling Deferred Shares[B]	50,000	Yes	£50,000

[A] Each with a par value of €0.07.

[B] Each with a par value of £1.

As at the Latest Practicable Date, Shell did not hold any Shell Shares or Sterling Deferred Shares in treasury and no subsidiary of Shell held any Shell Shares.

Details of the total number of options (all granted for nil consideration) and awards under the Shell Share Plans outstanding as at the Latest Practicable Date are set out in the following table.

TOTAL NUMBER OF OPTIONS AND AWARDS UNDER THE SHELL SHARE PLANS (AS AT THE LATEST PRACTICABLE DATE)

Shell Share Plan	Date of grant	Number of Shell Shares under option	Exercise price	Exercisable from[A]	Exercisable to[A]

THE SHELL SHARESAVE SCHEME

2009 5 YEAR SCHEME	11 December 2009	105	18.29	1 February 2015	31 July 2015

2010 5 YEAR SCHEME	16 December 2010	109,671	20.01	1 February 2016	31 July 2016

2011 3 YEAR SCHEME	19 December 2011	2,036	22.95	1 February 2015	31 July 2015

2011 5 YEAR SCHEME	19 December 2011	71,467	22.95	1 February 2017	31 July 2017

2012 3 YEAR SCHEME	12 December 2012	106,262	22.06	1 February 2016	31 July 2016

2012 5 YEAR SCHEME	12 December 2012	78,628	22.06	1 February 2018	31 July 2018

2013 3 YEAR SCHEME	16 December 2013	106,002	21.90	1 February 2017	31 July 2017

2013 5 YEAR SCHEME	16 December 2013	111,322	21.90	1 February 2019	31 July 2019

2014 3 YEAR SCHEME	15 December 2014	73,903	23.27	1 February 2018	31 July 2018

2014 5 YEAR SCHEME	15 December 2014	73,891	23.27	1 February 2020	31 July 2020

THE UK 2015 SHARESAVE SCHEME

2015 3 YEAR SCHEME	10 December 2015	917,103	16.63	1 February 2019	31 July 2019

THE CANADA LTIP

The Canada LTIP	7 February 2006	141,850	€23.38	10 years from grant date

The Canada LTIP	7 February 2006	—	€23.38	10 years from grant date

The Canada LTIP	7 February 2006	31,714	€23.38	10 years from grant date

The Canada LTIP	7 February 2006	752,831	€23.38	10 years from grant date

The Canada LTIP	7 February 2006	9,809	€24.41	10 years from grant date

The Canada LTIP	31 March 2006	2,389	€22.06	10 years from grant date

[A] The reference to “exercisable from” and “exercisable to” dates in the table above refers to the expected time period during which the option may be exercised in normal circumstances under the rules of the relevant scheme. The actual exercise period of the option will depend on certain factors. For example, the “exercisable from” date will be earlier where an employee has left employment due to special circumstances (such as redundancy, injury or disability) in which case the employee will have six months in which to exercise here the option from the leaving date; the “exercisable to” date will be later for employees who, at maturity, have missed any monthly payments (up to a maximum of six months). In those circumstances, this date will be extended by the corresponding number of missed payments.

Shell Share Plan	Date of grant	Number of Shell Shares subject to award[A]	Vesting date[B]

DBP	25 February 2013	29,742	—

	28 February 2013	233,371	—

	31 January 2014	157,967	—

	30 January 2015	243,278	—

LTIP	25 February 2013	21,926	—

	28 February 2013	524,274	—

	31 January 2014	504,622	—

Shell Share Plan	Date of grant	Number of Shell Shares subject to award[A]	Vesting date[B]

	18 February 2014	33,428	—

	30 January 2015	620,409	—

	10 February 2015	2,379,114	—

PSP	12 February 2013	24,918,102	—

	31 January 2014	29,327	—

	11 February 2014	25,178,956	—

	12 May 2014	9,471	—

	31 October 2014	10,884	—

	10 February 2015	22,170,238	—

RSP	15 August 2011	30,752	15 August 2016

	12 February 2013	13,376	12 February 2016

	12 May 2014	8,357	12 May 2017

	31 October 2014	26,783	31 October 2017

[A] Some of these Shell Shares are held in the form of Shell A ADSs (one Shell A ADS being equivalent to two Shell A Shares).

[B] For conditional awards (other than RSP), no specific vesting date is shown. The conditional awards (other than RSP) in this table have a three year calendar year performance period and the vesting date is normally in the first quarter of the year after the end of third year of the performance period. The exact vesting date is confirmed when the extent to which the performance conditions and any other conditions have been achieved is assessed and approved.

3.2	History of share capital

Details of changes in Shell’s share capital for the years ending 31 December 2014, 31 December 2013 and 31 December 2012 and the nine months to 30 September 2015 are set out in the following table. No Shell Shares or Sterling Deferred Shares were held in treasury during these periods.

ISSUED SHARE CAPITAL (CHANGES IN THE YEARS ENDING 31 DECEMBER 2014, 31 DECEMBER 2013 AND 31 DECEMBER 2012 AND THE NINE-MONTH PERIOD TO 30 SEPTEMBER 2015)

	Q3 2015	2014	2013	2012
TOTAL OPENING ISSUED SHARE CAPITAL	6,347,763,007	6,370,900,400	6,390,153,876	6,330,003,609	[A]
MOVEMENTS IN ISSUED SHARE CAPITAL
Shares issued under the Scrip Dividend Programme during period[B]	47,296,124	64,568,758	125,622,526	103,838,250
Share repurchases during the period[C]	12,717,512	87,706,151	144,876,002	43,687,983
CLOSING NUMBER OF SHARES	6,382,341,619	6,347,763,007	6,370,900,400	6,390,153,876
Shell A Shares[D]	3,941,881,005	3,907,302,393	3,898,011,213	3,772,388,687
Shell B Shares[D]	2,440,410,614	2,440,410,614	2,472,839,187	2,617,715,189
TOTAL ISSUED ORDINARY SHARE CAPITAL	6,382,291,619	6,347,713,007	6,370,850,400	6,390,103,876
Sterling Deferred Shares[E]	50,000	50,000	50,000	50,000

[A] As at 1 January 2012, the total ordinary issued share capital comprised of 3,668,550,437 Shell A Shares and 2,661,403,172 Shell B Shares, which, with the 50,000 Sterling Deferred Shares in issue, comprised the total issued share capital.

[B] Shares issued for the purposes of the Scrip Dividend Programme were Shell A Shares.

[C] Those shares repurchased were Shell B Shares (other than in the nine-month period to 30 September 2015, when Shell repurchased 12,717,512 Shell A Shares and, in 2014, when Shell repurchased 55,277,578 Shell A Shares). The share repurchases were made to offset the dilution to share capital created by the issue of shares for the Scrip Dividend Programme. All the shares repurchased were cancelled.

[D] Each with a par value of €0.07.

[E] Each with a par value of £1.

4.	MAJOR SHAREHOLDERS

As at the Latest Practicable Date, Shell had been notified in accordance with DTR 5 or was otherwise aware of the direct and/or indirect interests of the following underlying investors in 3% or more of the issued ordinary share capital of Shell (being the threshold of notification under the Disclosure and Transparency Rules).

MAJOR SHAREHOLDERS (AS AT THE LATEST PRACTICABLE DATE)[A]

Name	Number of Shell Shares	% of Existing Shell Shares	% of Shell Shares immediately following LSE Admission
Blackrock, Inc.[B]	473,469,125	7.36%	5.95%
The Capital Group Companies, Inc.	245,690,839	3.82%	3.09%
The Vanguard Group Inc.	218,733,399	3.40%	2.75%
Legal And General Investment Management Limited	202,282,893	3.15%	2.54%

[A] This table does not include the interests of nominee entities.

[B] This table does not include the following short positions which were disclosed in the Form 8.3 dated 18 December 2015: 1,259,688.

None of Shell’s major shareholders has different voting rights attached to the Existing Shell Shares that they hold.

Shell is not aware of any persons who, as at the Latest Practicable Date, directly or indirectly, jointly or severally, exercise or could exercise control over Shell nor is it aware of any arrangements the operation of which may at a subsequent date result in a change of control of Shell.

5.	RESOLUTIONS AND AUTHORITIES

Existing resolutions and authorities

Pursuant to the CA 2006, with effect from 1 October 2009, the concept of authorised share capital was abolished and, accordingly, there is no limit on the maximum amount of shares that may be allotted by Shell.

By an ordinary resolution at Shell’s 2015 AGM held on 19 May 2015, the Shell Board was generally and unconditionally authorised by the Shell Shareholders, in substitution for all subsisting authorities, to allot shares, and to grant rights to subscribe for or to convert any security into shares, up to an aggregate nominal amount of €147 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on 19 August 2016, and the end of the next AGM of Shell (unless previously renewed, revoked or varied by Shell Shareholders in general meeting) but, in each case, during this period Shell may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Shell Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended.

The Shell Board is also empowered by way of special resolution to allot equity securities (as defined in the CA 2006) for cash under the authority given by the resolution stated above and/or to sell ordinary shares held by Shell as treasury shares for cash as if section 561 of the CA 2006 did not apply to any such allotment or sale, such power to be limited: (a) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities, as required by the rights of those securities or as the Shell Board otherwise considers necessary and the Shell Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and (b) in the case of the authority granted under this resolution and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under paragraph (a) above) of equity securities or the sale of treasury shares up to a nominal amount of €22 million, such power to apply until the earlier of the close of business on 19 August 2016, and the end of the next AGM of Shell but, in each case, during this period Shell may make offers and enter into agreements which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends, and the Shell Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended.

Shell is also authorised for the purposes of section 701 of the CA 2006 to make one or more market purchases (as defined in section 693(4) of the CA 2006) of Shell Shares, such power to be limited: (a) to a maximum number of 633 million ordinary shares; (b) by the condition that the minimum price which may be paid for a Shell Share and the maximum price which may be paid for a Shell Share is the higher of: (i) an amount equal to 5% above the average market value of a Shell Share for the five business days immediately preceding the day on which that Shell Share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case, exclusive of expenses; such power to apply until the earlier of the close of business on 19 August 2016, and the end of the next Shell AGM but in each case so that Shell may enter into a contract to purchase Shell Shares which will or may be completed or executed wholly or partly after the power ends and Shell may purchase Shell Shares pursuant to any such contract as if the power had not ended.

Shareholder authorities to be proposed at the Shell General Meeting

The Combination will be effected, and the New Shell Shares will be issued, under the Shell Resolution to be proposed at the Shell General Meeting.

“RESOLUTION 1 (Ordinary Resolution)

THAT:

(A)	the proposed acquisition by the Company of the entire issued ordinary share capital of BG Group plc (“BG”), to be effected pursuant to a scheme of arrangement of BG under Part 26 of the Companies Act 2006 (the ‘‘Scheme’’) (or by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act 2006 in the circumstances set out in the co-operation agreement entered into between the Company and BG dated 8 April 2015 (an “Offer”)) (the ‘‘Recommended Combination”) substantially on the terms and subject to the conditions set out in:

(i)	the circular to shareholders of the Company dated 22 December 2015 (the “Circular”) outlining the Recommended Combination, of which this notice convening this General Meeting (the “Notice”) forms part; and

(ii)	the prospectus prepared by the Company in connection with Admission (defined below) dated 22 December 2015,

be and is hereby approved and the directors of the Company (the ‘‘Directors’’) (or a duly authorised committee thereof) be and are hereby authorised to do or procure to be done all such acts and things as they consider necessary, expedient or appropriate in connection with the Recommended Combination and this resolution and to agree such modifications, variations, revisions, waivers or amendments to the terms and conditions of the Recommended Combination (provided that such modifications, variations, revisions, waivers or amendments do not materially change the terms of the Recommended Combination for the purposes of the UK Listing Authority’s Listing Rule 10.5.2) and to any documents and arrangements relating thereto, as the Directors (or a duly authorised committee thereof) may in their absolute discretion think fit; and

(B)	subject to and conditional upon:

(i)	the Scheme becoming effective, except for the conditions relating to:

(a)	the delivery of the order of the High Court of Justice in England and Wales sanctioning the Scheme to the Registrar of Companies in England and Wales;

(b)

the UK Listing Authority having acknowledged to the Company or its agent (and such acknowledgment not having been withdrawn) that the application for the admission of the New Shell Shares to the Official List maintained by the UK Listing Authority with a premium listing has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject (the “listing conditions”)) will become effective as soon as a dealing notice has been issued by the Financial Conduct Authority and any listing conditions having been satisfied and the London Stock Exchange plc having acknowledged to the Company or its agent (and such acknowledgment not having been withdrawn) that the New Shell Shares will be admitted to trading on the main market of the London Stock Exchange plc; and

(c)	the Company or its agent having received confirmation (and such confirmation not having been withdrawn) that the application for listing and trading of the New Shell Shares on Euronext Amsterdam, a regulated market of Euronext Amsterdam N.V., has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject) will become effective shortly after the Effective Date

(the admission of the New Shell Shares to listing and trading in relation to (b) and (c) together being “Admission”); or, as the case may be,

(ii)	the Offer becoming or being declared wholly unconditional (except for Admission),

the Directors be and hereby are generally and unconditionally authorised pursuant to section 551 of the Companies Act 2006 (in addition, to the extent unutilised, to the authority granted to the Directors at the Company’s annual general meeting held on 19 May 2015, which remains in full force and effect) to exercise all the powers of the Company to allot new Shell A ordinary shares and Shell B ordinary shares of €0.07 each in the capital of the Company to be issued pursuant to the Recommended Combination (the ”New Shell Shares”) and grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €106,854,604, in each case, credited as fully paid, with authority to deal with fractional entitlements arising out of such allotment as they think fit and to take all such other steps as they may in their absolute discretion deem necessary, expedient or appropriate to implement such allotments in connection with the Recommended Combination, and which authority shall expire at the close of business on 31 December 2016 (unless previously revoked, renewed or varied by the Company in general meeting), save that the Company may before such expiry make an offer or enter into an agreement which would or might require shares to be allotted, or rights to subscribe for or to convert securities into shares to be granted, after such expiry and the Directors may allot shares or grant such rights in pursuance of such an offer or agreement as if the authority conferred by this resolution had not expired.”

6.	SUMMARY OF THE SHELL ARTICLES OF ASSOCIATION

The Shell Articles of Association were adopted by Shell on 18 May 2010 and contain (among others) provisions to the following effect.

6.1	Objects and purpose

Shell’s objects are unrestricted.

6.2	Directors

Number of directors

The Shell Articles of Association provide that Shell must have a minimum of three directors and can have a maximum of 20 directors (disregarding alternate directors), but these restrictions can be changed by the board.

Directors’ shareholding qualification

The directors are not required to hold any shares in Shell.

Appointment of directors

Shell can, by passing an ordinary resolution, appoint any willing person to be a director.

The board can appoint any willing person to be a director. Any director appointed in this way must retire from office at the first annual general meeting after his appointment. A director who retires in this way is then eligible for reappointment.

At the general meeting at which a director retires, shareholders can pass an ordinary resolution to reappoint the director or to appoint some other eligible person in his place.

The only people who can be appointed as directors at a general meeting are the following: (i) directors retiring at the meeting; (ii) anyone recommended by a resolution of the board; and (iii) anyone nominated by a shareholder (not being a person to be nominated), where the shareholder is entitled to vote at the meeting and delivers to Shell’s registered office not less than six nor more than 21 days before the day of the meeting a letter stating that he intends to nominate another person for appointment as a director and written confirmation from that person that he is willing to be appointed.

Retirement of directors

Under the Shell Articles of Association, at every annual general meeting, the following directors must retire from office: (i) any director who has been appointed by the board since the last annual general meeting, (ii) any director who held office at the time of the two preceding annual general meetings and who did not retire at either of them, and (iii) any director who has been in office, other than as a director holding an executive position, for a continuous period of nine years or more at the date of the meeting.

Notwithstanding the Shell Articles of Association, Shell complies with the UK Corporate Governance Code which contains, among other matters, provisions regarding the composition of the board and re-election of the directors. As a result, Shell’s current policy is that directors are subject to annual re-election by shareholders.

Any director who retires at an annual general meeting may offer himself for reappointment by the shareholders.

Removal of directors

In addition to any power to remove directors conferred by the Legislation, Shell can pass a special resolution to remove a director from office even though his time in office has not ended and can appoint a person to replace a director who has been removed in this way by passing an ordinary resolution.

Vacation of office by directors

Any director automatically stops being a director if: (i) he gives Shell a written notice of resignation; (ii) he gives Shell a written notice in which he offers to resign and the board decides to accept this offer; (iii) all of the other directors (who must comprise at least three people) pass a resolution or sign a written notice requiring the director to resign; (iv) he is or has been suffering from mental or physical ill-health and the board passes a resolution removing the director from office; (v) he has missed directors’ meetings (whether or not an alternate director appointed by him attends those meetings) for a continuous period of six months without permission from the board and the board passes a resolution removing the director from office; (vi) a bankruptcy order is made against him or he makes any arrangement or composition with his creditors generally; (vii) he is prohibited from being a director under the Legislation; or (viii) he ceases to be a director under the Legislation or he is removed from office under the Shell Articles of Association. If a director stops being a director for any reason, he will also automatically cease to be a member of any committee or sub-committee of the board.

Alternate directors

Any director can appoint any person (including another director) to act in his place as an alternate director. That appointment requires the approval of the board, unless previously approved by the board or unless the appointee is another director.

Proceedings of the board

Meetings of the board will usually be held in the Netherlands but the board may decide in each case when and where to have meetings and how they will be conducted. The board can also adjourn its meetings. If no other quorum is fixed by the board, two directors are a quorum. A directors’ meeting at which a quorum is present can exercise all the powers and discretions of the board.

All or any of the directors can take part in a meeting of the directors by way of a conference telephone or any communication equipment which allows everybody to take part in the meeting by being able to hear each of the other people at the meeting and by being able to speak to all of them at the same time. A person taking part in this way will be treated as being present at the meeting and will be entitled to vote and be counted in the quorum. Any such meeting will be deemed to take place where the largest group of directors participating is assembled or, if there is no such group, where the chairman of the meeting then is.

The board can appoint any director as chairman or as deputy chairman and can remove him from that office at any time.

Matters to be decided at a directors’ meeting will be decided by a majority vote. If votes are equal, the chairman of the meeting has a second, casting vote.

The board will manage Shell’s business. It can use all Shell’s powers except where the Shell Articles of Association or the Legislation say that powers can only be used by shareholders voting to do so at a general meeting. The board is, however, subject to the provisions of the Legislation, the requirements of the Shell Articles of Association and any regulations laid down by the shareholders by passing a special resolution at a general meeting.

The board can exercise Shell’s powers: (i) to borrow money; (ii) to guarantee; (iii) to indemnify; (iv) to mortgage or charge all or any of Shell’s undertaking, property and assets (present and future) and uncalled capital; (v) to issue debentures and other securities; and (vi) to give security, either outright or as collateral security, for any debt, liability or obligation of Shell or of any third party. The board must limit the borrowings of Shell and exercise all voting and other rights or powers of control exercisable by Shell in relation to its subsidiary undertakings so as to ensure that no money is borrowed if the total amount of the group’s borrowings (as defined in the Shell Articles of Association) then exceeds, or would as a result of such borrowing exceed, two times Shell’s adjusted capital and reserves (as defined in the Shell Articles of Association). Shareholders may pass an ordinary resolution allowing borrowings to exceed such limit.

The board can delegate any of its powers or discretions to committees of one or more persons. Any committee must comply with any regulations laid down by the board. These regulations can require or allow people who are not directors to be members of the committee, and can give voting rights to such people but there must be more directors on a committee than persons who are not directors and a resolution of the committee is only effective if a majority of the members of the committee present at the time of the resolution were directors.

Fees

The total fees paid to all of the directors (excluding any payments made under any other provision of the Shell Articles of Association) must not exceed €4,000,000 a year or any higher sum decided on by an ordinary resolution at a Shell general meeting. It is for the board to decide how much to pay each director by way of fees.

The board, or any committee authorised by the board, can award extra fees to any director who, in its view, performs any special or extra services for Shell. The extra fees can take the form of salary, commission, profit-sharing or other benefits (and can be paid partly in one way and partly in another).

Shell can pay the reasonable travel, hotel and incidental expenses of each director incurred in attending and returning from general meetings, meetings of the board or committees of the board or any other meetings which, as a director, he is entitled to attend. Shell will pay all other expenses properly and reasonably incurred by each director in connection Shell’s business or in the performance of his duties as a director. Shell can also fund a director’s or former director’s expenditure and that of a director or former director of any holding company of Shell for the purposes permitted by the Legislation and can do anything to enable a director or former director of Shell or a holding company to avoid incurring such expenditure all as provided in the Legislation.

Pensions and gratuities

The board or any committee authorised by the board can decide whether to provide pensions, annual payments or other benefits to any director or former director of Shell, or any relation or dependant of, or person connected to, such a person. The board can also decide to contribute to a scheme or fund or to pay premiums to a third party for these purposes. Shell can only provide pensions and other benefits to people who are or were directors but who have not been employed by or held an office or executive position in, Shell or any of its subsidiary undertakings or former subsidiary undertakings or any predecessor in business of Shell or any such other company or to relations or dependants of, or persons connected to, these directors or former directors if the shareholders approve this by passing an ordinary resolution.

Directors’ interests

Conflicts of interest requiring authorisation by directors

The board may, subject to the relevant quorum and voting requirements, authorise any matter which would otherwise involve a director breaching his duty under the Legislation to avoid conflicts of interest. A director seeking authorisation in respect of such a conflict of interest must tell the board the nature and extent of his interest in the conflict of interest as soon as possible. The director must give the board sufficient details of the relevant matter to enable it to decide how to address the conflict of interest, together with any additional information which it may request.

Any director (including the relevant director) may propose that the relevant director be authorised in relation to any matter which is the subject of such a conflict of interest. Such proposal and any authority given by the board shall be effected in the same way as any other matter may be proposed to and resolved upon by the board except that: (i) the relevant director and any other director with a similar interest will not count in the quorum and will not vote on a resolution giving such authority; and (ii) the conflicted director and any other director with a similar interest may, if the other members of the board so decide, be excluded from any meeting of the board while the conflict of interest is under consideration.

Where the board gives authority in relation to a conflict of interest or where any of the situations described in (i) to (v) of the paragraph below (“Other conflicts of interest”) applies in relation to a director: (i) the board may (whether at the relevant time or subsequently) (a) require that the relevant director is excluded from the receipt of information, the participation in discussion and/or the making of decisions related to the conflict or the situation and (b) impose upon the relevant director such other terms for the purpose of dealing with the conflict or situation as they think fit; (ii) the relevant director will be obliged to conduct himself in accordance with any terms imposed by the board in relation to the conflict or situation; (iii) the board may also provide that where the relevant director obtains (other than through his position as a director of Shell) information that is confidential to a third party, the director will not be obliged to disclose that information to Shell, or to use or apply the information in relation to Shell’s affairs, where to do so would amount to a breach of that confidence; (iv) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and (v) the board may revoke or vary such authority at any time but this will not affect anything done by the relevant director prior to such revocation in accordance with the terms of such authority.

Other conflicts of interest

If a director knows that he is in any way directly or indirectly interested in a proposed contract with Shell or a contract that has been entered into by Shell, he must tell the other directors of the nature and extent of that interest in accordance with the Legislation. If he has so disclosed the nature and extent of his interest, a director can do one or more of the following: (i) have any kind of interest in a contract with or involving Shell or another company in which Shell has an interest; (ii) hold any other office or place of profit with Shell (except that of auditor) in conjunction with his office of director for such period and upon such terms, including as to remuneration, as the board may decide; (iii) alone, or through a firm with which he is associated, do paid professional work for Shell or another company in which Shell has an interest (other than as auditor); (iv) be or become a director or other officer of, or employed by or otherwise be interested in, any holding company or subsidiary company of Shell or any other company in which Shell has an interest; and (v) be or become a director of any other company in which Shell does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

Benefits

A director does not have to hand over to Shell or its shareholders any benefit he receives or profit that he makes as a result of any matter which would otherwise involve a direct breach of his duty under the Legislation to avoid conflicts of interest but which has been authorised or anything allowed under (i) to (v) of the paragraph above (“Other conflicts of interest”), nor is any type of contract so authorised or so allowed liable to be avoided.

Quorum and voting requirements

Subject to certain exceptions, a director cannot vote or be counted in the quorum on a resolution of the board relating to appointing that director to a position with Shell or a company in which Shell has an interest or the terms or the termination of the appointment and a director cannot vote or be counted in the quorum on a resolution of the board about a contract in which he has an interest and, if he does vote, his vote will not be counted.

Shell can, by ordinary resolution, suspend or relax the provisions of the relevant article in the Shell Articles of Association to any extent or ratify any contract which has not been properly authorised in accordance with that relevant article.

Directors’ indemnities

As far as the Legislation allows this, Shell can indemnify any director or former director of Shell, of any associated company or of any affiliate against any liability and can purchase and maintain insurance against any liability for any Shell Director or former director of Shell, of any associated company or of any affiliate. A Shell Director or former director of Shell, of any associated company or of any affiliate will not be accountable to Shell or the shareholders for any benefit so provided. Anyone receiving such a benefit will not be disqualified from being or becoming a director of Shell.

6.3	Rights attaching to shares

Shell can issue shares with any rights or restrictions attached to them as long as this is not restricted by any rights attached to existing shares. These rights or restrictions can be decided either by an ordinary resolution passed by the shareholders or by the board as long as there is no conflict with any resolution passed by the shareholders.

Dividends

Currently, only Shell A Shares and Shell B Shares are entitled to a dividend.

Under the applicable laws of England, dividends are payable only out of profits available for distribution, as determined in accordance with the CA 2006 and under IFRS.

Subject to the CA 2006, if the directors consider that Shell’s financial position justifies the payment of a dividend, Shell can pay a fixed or other dividend on any class of shares on the dates prescribed for the payments of those dividends and pay interim dividends on shares of any class of any amounts and on any dates and for any periods which it decides. Shareholders can declare dividends in accordance with the rights of shareholders by passing an ordinary resolution although such dividends cannot exceed the amount recommended by the board.

Dividends are payable to persons registered as the holder(s) of shares or to anyone entitled in any other way, at a particular time on a particular day selected by the board. All dividends will be declared and paid in proportions based on the amounts paid up on the relevant shares during any period for which that dividend is paid.

Any dividend or other money payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post to the shareholder’s registered address. Alternatively, it can be made payable to someone else named in a written instruction from the shareholder (or all joint shareholders) and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means (including payment through CREST) directly to an account with a bank or other financial institution (or another organisation operating deposit accounts if allowed by Shell) named in a written instruction from the person entitled to receive the payment under the Shell Articles of Association. Such an account must be held at an institution based in the UK unless the share on which the payment is to be made is held by Euroclear Nederland and is subject to the Dutch Securities Giro Act (Wet giraal effectenverkeer). Alternatively, a dividend can be paid in some other way if requested in writing by a shareholder (or all joint shareholders) and agreed with Shell. Shell will not be responsible for a payment which is lost or delayed.

Unless the rights attached to any shares, the terms of any shares or the Shell Articles of Association say otherwise, a dividend or any other money payable in respect of a share can be declared and paid in whatever currency or currencies the board decides using an exchange rate or exchange rates selected by the board for any currency conversions required. The board can also decide how any costs relating to the choice of currency will be met. The board can offer shareholders the choice to receive dividends and other money payable in respect of their shares in alternative currencies on such terms and conditions as the board may prescribe from time to time.

Where any dividends or other amounts payable on a share have not been claimed, the board can invest them or use them in any other way for Shell’s benefit until they are claimed. Shell will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for 12 years after being declared or becoming due for payment, it will be forfeited and go back to Shell, unless the board decides otherwise.

Shell expects that dividends in respect of Shell B Shares will be paid under the Dividend Access Mechanism described in paragraph 7 of this Part. Currently, the Shell Articles of Association provide that if any amount paid by way of dividend by a subsidiary of Shell is received by the dividend access trustee on behalf of any holder of Shell B Shares and paid by the dividend access trustee to such holder, the entitlement of such holder of Shell B Shares to be paid any dividend declared pursuant to the Shell Articles of Association will be reduced by the corresponding amount that has been paid by the dividend access trustee to such holder. If a dividend is declared pursuant to the Shell Articles of Association and the entitlement of any holder of Shell B Shares to be paid his pro rata share of such dividend is not fully extinguished on the relevant payment date by virtue of a payment made by the dividend access trustee, Shell has a full and unconditional obligation to make payment in respect of the outstanding part of such dividend entitlement immediately. For the purposes of the provisions referred to in this paragraph, the amount that the dividend access trustee has paid to any holder of Shell B Shares in respect of any particular dividend paid by a subsidiary of Shell (a “specified dividend”) will be deemed to include: (i) any amount that the dividend access trustee may be compelled by law to withhold; (ii) a pro rata share of any tax that the subsidiary paying the specified dividend is obliged to withhold or to deduct from the same; and (iii) a pro rata share of any tax that is payable by the dividend access trustee in respect of the specified dividend.

Pre-emption rights

Subject to the provisions of the CA 2006 and the Listing Rules, any equity securities allotted by Shell for cash must first be offered to shareholders in proportion to their holdings. The CA 2006 and the Listing Rules allow for the disapplication of pre-emption rights which may be waived by a special resolution of the shareholders, either generally or specifically.

Voting

Currently only the Shell A Shares and the Shell B Shares have voting rights.

Changing the rights attached to the shares

The CA 2006 provides that the Shell Articles of Association can be amended by a special resolution.

The Shell Articles of Association provide that, if the Legislation allows this, the rights attached to any class of shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the relevant shareholders. At each such separate meeting, all of the provisions of the Shell Articles of Association relating to proceedings at a general meeting apply, except that: (i) a quorum will be present if at least one shareholder who is entitled to vote is present in person or by proxy who owns at least one-third in amount of the issued shares of the relevant class; (ii) any shareholder who is present in person or by proxy and entitled to vote can demand a poll; and (iii) at an adjourned meeting, one person entitled to vote and who holds shares of the class, or his proxy, will be a quorum. These provisions are not more restrictive than required by law in England.

If new shares are created or issued which rank equally with any other existing shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.

Redemption provisions

The Shell Shares are not subject to any redemption provisions.

Rights attaching to the Sterling Deferred Shares

The Sterling Deferred Shares are (unlike the Shell A Shares and Shell B Shares) not ordinary shares and, therefore, they have different rights and restrictions.

No Sterling Deferred Shares will be allotted and issued under the terms of the Combination.

The Sterling Deferred Shares have the following rights and restrictions: (i) on a distribution of assets of Shell among its shareholders on a winding-up, the holders of the Sterling Deferred Shares will be entitled (such entitlement ranking in priority to the rights of holders of ordinary shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Sterling Deferred Share; (ii) save as provided in (i), the holders of the Sterling Deferred Shares will not be entitled to any participation in the profits or assets of Shell; (iii) the holders of Sterling Deferred Shares will not be entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of Shell; (iv) the written consent of the holders of three-quarters in nominal value of the issued Sterling Deferred Shares or the sanction of a special resolution passed at a separate general meeting of the holders of the Sterling Deferred Shares is required if the special rights and privileges attaching to the Sterling Deferred Shares are to be abrogated, or adversely varied or otherwise directly adversely affected in any way (the creation, allotment or issue of shares or securities which rank in priority to or equally with the Sterling Deferred Shares (or of any right to call for the allotment or issue of such shares or securities) is for these purposes deemed not to be an abrogation or variation or to have an effect on the rights and privileges attaching to Sterling Deferred Shares); (v) all provisions of the Shell Articles of Association relating to general meetings of Shell will apply, with necessary modifications, to every general meeting of the holders of the Sterling Deferred Shares; (vi) subject to the Legislation, Shell will have the right at any time to redeem any such Sterling Deferred Share (provided that it is credited as fully paid) at a price not exceeding £1 for all the Sterling Deferred Shares redeemed at any one time (to be paid on such date as the board shall select as the date of redemption to such one of the holders (if more than one) as may be selected by lot) without the requirement to give notice to the holder(s) of the Sterling Deferred Shares; (vii) if any holder of a Sterling Deferred Share to be redeemed fails or refuses to surrender the share certificate(s) or indemnity for such Sterling Deferred Share or if the holder selected by lot to receive the redemption monies fails or refuses to accept the redemption monies payable in respect of it, such Sterling Deferred Share will, notwithstanding the foregoing, be redeemed and cancelled by Shell and, in the event of a failure or refusal to accept the redemption monies, Shell will retain such money and hold it on trust for the selected holder without interest, and, in each case, Shell will have no further obligation whatsoever to the holder of such Sterling Deferred Share; and (viii) no Sterling Deferred Share will be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the Legislation.

Calls on shares

The board can call on shareholders to pay any money which has not yet been paid to Shell for their shares. This includes the nominal value of the shares and any premium which may be payable on those shares. The board can also make calls on people who are entitled to shares by law.

Winding-up of Shell

If Shell is voluntarily wound up, the liquidator can distribute to Shell Shareholders any assets remaining after the liquidator’s fees and expenses have been paid and all sums due to prior ranking creditors (as defined under the laws of England) have been paid.

Sinking fund provisions

The shares are not subject to any sinking fund provision under the Shell Articles of Association or as a matter of the laws of England.

Discriminating provisions

There are no provisions in the Shell Articles of Association discriminating against a shareholder because of his or her ownership of a particular number of shares.

Limitations on rights to own shares

There are no limitations imposed by the Shell Articles of Association or the applicable laws of England on the rights to own shares, including the right of non-residents or foreign persons to hold or vote shares, other than limitations that would generally apply to all shareholders.

Transfer of shares

There are no significant restrictions on the transfer of shares.

Except as set out below, any shareholder can transfer some or all of his certificated shares to another person. A transfer of certificated shares must be made in writing and either in the usual standard form or in any other form approved by the board.

Except as set out below, any shareholder can transfer some or all of his CREST shares to another person. A transfer of CREST shares must be made through CREST and must comply with the uncertificated securities rules.

The board can refuse to register the transfer of any shares which are not fully paid. Further rights to decline registration are as follows.

Certificated shares

A share transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form. Transfers cannot be in favour of more than four joint holders. The share transfer form must be properly stamped to show payment of any applicable stamp duty or certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and must be delivered to Shell’s registered office, or any other place decided on by the board. The transfer form must be accompanied by the share certificate relating to the share being transferred, unless the transfer is being made by a person to whom Shell was not required to, and did not send, a certificate. The board can also ask (acting reasonably) for any other evidence to show that the person wishing to transfer the share is entitled to do so and, if the share transfer form is signed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

CREST shares

Registration of a transfer of CREST shares can be refused in the circumstances set out in the uncertificated securities rules. Transfers cannot be in favour of more than four joint holders.

Where a share has not yet been entered on the register, the board can recognise a renunciation by that person of his right to the share in favour of some other person. Such renunciation will be treated as a transfer and the board has the same powers of refusing to give effect to such a renunciation as if it were a transfer.

Partly paid shares

The Shell Articles of Association provide that if a shareholder fails to pay Shell any amount due on his partly paid shares, the board can enforce Shell’s lien by selling all or any of the partly paid Shell Shares in any way they decide (subject to certain conditions).

Change of control

There are no provisions in the Shell Articles of Association that would delay, defer or prevent a change of control.

6.4	General meetings

Under the applicable laws of England, Shell is required in each year to hold an annual general meeting of shareholders in addition to any other meeting of shareholders that may be held. Each annual general meeting must be held in the period six months from the date following Shell’s accounting reference date. Additionally, shareholders may submit resolutions in accordance with section 338 of the CA 2006.

Directors have the power to convene a general meeting of shareholders at any time. In addition, directors are required to call a general meeting once requests to do so have been received by Shell from shareholders representing at least 5% of such paid-up capital of Shell as carries voting rights at general meetings of Shell (excluding any paid-up capital held as treasury shares) pursuant to section 303 of the CA 2006. A request for a general meeting must state the general nature of the business to be dealt with at the meeting and must be authenticated by the requesting shareholders. If directors fail to call such a meeting within 21 days from receipt of such requests and on a date not more than 28 days after the date of the notice convening the meeting, the shareholders that requested the general meeting, or any of them representing more than half of the total voting rights of all shareholders that requested the meeting, may themselves convene a general meeting which must be called for a date not more than three months after the date upon which the directors became subject to the requirement to call a general meeting. Any such meeting must be convened in the same manner, as nearly as possible, as that in which meetings are required to be convened by the directors of Shell.

Under the CA 2006, Shell is required to give at least 21 clear days’ notice of any annual general meeting or, except where the conditions in section 307A of the CA 2006 apply, any other general meeting of Shell. In addition, Shell complies with the UK Corporate Governance Code which currently states that notices of annual general meeting should be sent to shareholders at least 20 working days before the meeting.

The Shell Articles of Association require that in addition to any requirements under the Legislation, the notice for any general meeting must state where the meeting is to be held (the principal meeting place) and the location of any satellite meeting place, which shall be identified as such in the notice as well as details of any arrangements made for those persons not entitled to attend a general meeting to be able to view and hear the proceedings (making it clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates). At the same time that notice is given for any general meeting, an announcement of the date, time and place of that meeting will, if practical, be published in a national newspaper in the Netherlands.

A shareholder is entitled to appoint a proxy (who is not required to be another shareholder) to represent and vote on behalf of the shareholder at any general meeting of shareholders, including the annual general meeting, if a duly completed form of proxy has been received by Shell within the relevant deadlines (in general, where a poll is not demanded, 48 hours (or such shorter time as the board decides) before the meeting).

Before a general meeting starts to do business, there must be a quorum present. Save as in relation to adjourned meetings, a quorum for all purposes is two people who are entitled to vote. They can be shareholders who are personally present or proxies for shareholders or a combination of both. If a quorum is not present, a chairman of the meeting can still be chosen and this will not be treated as part of the business of the meeting.

If a quorum is not present within five minutes of the time fixed for a general meeting to start or within any longer period not exceeding one hour which the chairman of the meeting can decide, or if a quorum ceases to be present during a general meeting: (i) if the meeting was called by shareholders, it will be cancelled; (ii) any other meeting will be adjourned to a day (being not less than 10 days later, excluding the day on which it is adjourned and the day for which it is reconvened) with the time and place decided upon by the chairman of the meeting; and (iii) one shareholder present in person or by proxy and entitled to vote will constitute a quorum at any such adjourned general meeting and any notice of such an adjourned meeting will say this.

Notice of cancellation of a proxy’s right to vote must be received at Shell’s registered office (or other place specified by Shell for receipt) not later than the last time at which a proxy form should have been received to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll taken.

6.5	Threshold for disclosure of share ownership

The Disclosure and Transparency Rules impose an obligation on persons to notify Shell of the percentage of voting rights held as a shareholder, or through the direct or indirect holding of financial instruments, if the percentage of voting rights held in Shell by them reaches, exceeds or falls below 3% or any 1% threshold above 3%.

As noted in the Shell Articles of Association, section 793 of the CA 2006 governs Shell’s right to investigate who has an interest in its shares. Under that section, a public company may give notice to any person it knows or has reasonable cause to believe is, or was at any time in the preceding three years, interested in its shares in order to obtain certain information about that interest.

The Shell Articles of Association provide that when a person receives a statutory notice, he has 14 days to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, Shell can decide to restrict the rights relating to the identified shares and send out a further notice to the shareholder, known as a restriction notice, which will take effect when delivered. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the board can withhold any dividend or part of a dividend (including scrip dividend) or other money which would otherwise be payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) the board can refuse to register a transfer of any of the identified shares which are certificated shares unless the board is satisfied that they have been sold outright to an independent third party (as specified in the Shell Articles of Association). Once a restriction notice has been given, the board is free to cancel it or exclude any shares from it at any time the board thinks fit. In addition, the board must cancel the restriction notice within seven days of being satisfied that all of the information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the board are satisfied that they were sold outright to an independent third party, it must cancel the restriction notice within seven days of receipt of notification of the sale. The Shell Articles of Association do not restrict in any way the provision of the Legislation which applies to failures to comply with notices under the Legislation.

6.6	Disputes

The Shell Articles of Association generally require that, except as noted below, all disputes: (i) between a shareholder in such capacity and Shell and/or its directors, arising out of or in connection with the Shell Articles of Association or otherwise; (ii) so far as permitted by law, between Shell and any of its directors in their capacities as such or as Shell’s employees, including all claims made by Shell or on its behalf of Shell against any or all of its directors; (iii) between a shareholder in such capacity and Shell’s professional service providers (which could include Shell’s auditors, legal counsel, bankers and ADR depositaries); and/or (iv) between Shell and its professional service providers arising in connection with any claim within the scope of (iii) in this paragraph, shall be exclusively and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce, as amended from time to time.

The tribunal must consist of three arbitrators to be appointed in accordance with the International Chamber of Commerce rules. The chairman of the tribunal must have at least 20 years’ experience as a lawyer qualified to practise in a common law jurisdiction within the Commonwealth (as constituted on 12 May 2005) and each other arbitrator must have at least 20 years’ experience as a qualified lawyer. The place of arbitration must be The Hague, the Netherlands; and the language of the arbitration must be English.

Pursuant to the exclusive jurisdiction provision in the Shell Articles of Association, if a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in relation to any particular dispute in that jurisdiction, then that dispute may only be brought in the courts of England and Wales, as is the case with any derivative claim brought under the CA 2006. The governing law of the Shell Articles of Association is the substantive law of England.

Disputes relating to Shell’s failure or alleged failure to pay all or part of a dividend which has been announced and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Shell Articles of Association. Any derivative claim brought under the Legislation will not be subject to the arbitration provisions of the Shell Articles of Association.

6.7	Deemed delivery of documents

Under the Shell Articles of Association, if any notice, document or other information is given, sent or supplied by Shell by inland post, it is treated as being received the day after it was posted if first class post (or a service similar to first class post) was used or 72 hours after it was posted if first class post (or a service similar to first class post) was not used. If a notice or document is sent by Shell by airmail, it is treated as being received 72 hours after it was posted. Anything left at a shareholder’s registered address or a postal address notified to Shell by a shareholder in accordance with the Shell Articles of Association or a person entitled to a share by law is treated as being received on the day on which it was left.

7.	DIVIDEND ACCESS MECHANISM FOR SHELL B SHARES

Shell is incorporated in England and Wales and tax-resident in the Netherlands. It is therefore generally required by Dutch law to withhold tax on dividends on Shell Shares paid to holders of Shell Shares

(including those Shell A Shares represented by Shell ADSs), subject to the provisions of any applicable tax convention or domestic law. Dividends paid on Shell A Shares (including those represented by Shell A ADSs) have a Dutch source for tax purposes and are subject to Dutch withholding tax. However, there is no Dutch withholding tax on dividends in respect of Shell B Shares (including those Shell B Shares represented by Shell B ADSs) provided that such dividends are paid pursuant to the Dividend Access Mechanism established by Shell, under which dividends paid are treated as UK-sourced for tax purposes. There is also no UK withholding tax on them.

Under the Dividend Access Mechanism, the Shell Dividend Access Share has been issued by Shell Transport to the Trustee. Pursuant to the Dividend Access Trust, the Trustee holds any amounts paid to it by way of dividend on the Shell Dividend Access Share on trust for the holders of Shell B Shares from time to time and arranges for prompt disbursement of such dividends to holders of Shell B Shares. Following the announcement of a dividend by Shell on the Shell B Shares, Shell Transport may declare, or resolve to pay, a dividend on the Shell Dividend Access Share. Shell Transport may not declare, or resolve to pay, a dividend on the Shell Dividend Access Share before Shell announces a dividend on the Shell B Shares and in no event may the aggregate amount of the dividend paid by Shell Transport under the Dividend Access Mechanism for a particular period exceed the aggregate amount of the dividend announced by the Shell Board on the Shell B Shares in respect of the same period.

All dividends with respect to Shell B Shares have been paid under the Dividend Access Mechanism since it was put in place in 2005.

Under the Scheme, the Trustee will be allotted and issued the BG Dividend Access Share and, following completion of the Combination, dividends paid by BG on the BG Dividend Access Share will form part of the Dividend Access Mechanism described above. As is currently the case in respect of the Dividend Access Mechanism in relation to Shell Transport, interest and other income earned on unclaimed dividends will be for the account of Shell Transport and BG and any dividends which are unclaimed after 12 years will revert to Shell Transport and BG (as applicable). Holders of Shell B Shares will not have any interest in either Dividend Access Share and will not have any rights against Shell Transport or BG as issuers of the Dividend Access Shares. The only assets held on trust for the benefit of the holders of Shell B Shares will be amounts paid to the Trustee by way of dividend on the Dividend Access Shares.

From the Effective Date, the payment of dividends on the Dividend Access Shares will require board action by Shell Transport or BG (as appropriate) and will be subject to any applicable limitations in law (including consideration of the financial position and the amount of distributable reserves of that company) or in the Shell Transport or BG (as appropriate) articles of association in effect. In no event will the aggregate amount of the dividend paid by Shell Transport and BG under the Dividend Access Mechanism for a particular period exceed the aggregate of the dividend announced by the Shell Board on Shell B Shares in respect of the same period.

Further, following completion of the Combination, Shell Transport and BG will each only be able to pay a dividend on their respective Dividend Access Shares which represents a proportional amount of the aggregate of any dividend announced by Shell on the Shell B Shares in respect of the relevant period, where such proportions are calculated by reference to, in the case of Shell Transport, the number of Shell B Shares in existence prior to completion of the Combination and, in the case of BG, the number of Shell B Shares issued as part of the Combination, in each case as against the total number of Shell B Shares in issue immediately following completion of the Combination.

If any amount is paid by Shell Transport or BG by way of a dividend on the Dividend Access Shares and paid by the Trustee to any holder of Shell B Shares, the dividend which Shell would otherwise pay on Shell B Shares will be reduced by an amount equal to the amount paid to such holders of Shell B Shares by the Trustee.

In the event that the Trustee does not pay the full amount of the dividend announced on the Shell B Shares to holders of Shell B Shares on a cash dividend payment date (even if that amount has been paid to the Trustee), Shell will have a full and unconditional obligation to pay immediately an amount equal to the shortfall to the holders of Shell B Shares. The right of holders of Shell B Shares to receive distributions from the Trustee will be reduced by an amount equal to the amount of any payment actually made by Shell on account of any dividend on Shell B Shares.

If, for any reason, no dividend is paid on the Dividend Access Shares, holders of Shell B Shares will only receive dividends from Shell directly. Any payment by Shell will be subject to Dutch withholding tax (unless an exemption or (partial) refund is obtained under Dutch law or under the provisions of an applicable tax treaty).

The Dutch tax treatment of dividends paid under the Dividend Access Mechanism has been confirmed by the Dutch Revenue Service in an agreement (“vaststellingsovereenkomst”) with Shell and Royal Dutch dated 26 October 2004, as supplemented and amended by an agreement between the same parties dated 25 April 2005, and pursuant to the Final Settlement Agreement. The agreements state, among other things, that dividend distributions on Dividend Access Shares by Shell Transport and/or BG will not be subject to Dutch dividend withholding tax provided that the Dividend Access Mechanism is structured and operated in a manner which is substantially identical to the operation of the Dividend Access Mechanism prior to the completion of the Combination.

In line with the current position, Shell Transport (and, following completion, BG) may decide not to pay dividends via the Dividend Access Mechanism, or the Dividend Access Mechanism itself may be discontinued, in each case at any time, for any reason and without financial recompense. Accordingly, there can be no certainty that holders of Shell B Shares will receive dividends via the Dividend Access Mechanism following completion of the Combination.

Shell may not extend the Dividend Access Mechanism to any future issuances of Shell B Shares without prior consultation with the Dutch Revenue Service. Confirmation has been obtained from the Dutch Revenue Service in relation to the Dutch tax treatment of the Shell B Shares issued under the Scheme as set out in the Final Settlement Agreement (further details of such treatment are provided at paragraph 1 of Part XV (Taxation)). Accordingly, Shell would not expect to issue additional Shell B Shares unless such confirmation were obtained or Shell were to determine that the continued operation of the Dividend Access Mechanism was unnecessary. Any further issue of Shell B Shares is subject to advance consultation with the Dutch Revenue Service.

The daily operations of the Dividend Access Trust are administered on behalf of Shell by the Trustee.

8.	MANDATORY BIDS, SQUEEZE-OUT AND SELL-OUT RULES

Other than as provided by the City Code and Chapter 28 of the CA 2006, there are no rules or provisions relating to mandatory bids and/or squeeze-out and sell-out rules relating to Shell.

Mandatory bid

The City Code applies to Shell. Under Rule 9 of the City Code, if an acquisition of interests in shares were to increase the aggregate holding of the acquirer and its concert parties to interests in shares carrying 30% or more of the voting rights in Shell, the acquirer and, depending on circumstances, its concert parties would be required (except with the consent of the Panel) to make a cash offer for the outstanding shares in Shell at a price not less than the highest price paid for interests in shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of interests in shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in Shell if the effect of such acquisition were to increase that person’s percentage of the total voting rights in Shell.

Squeeze out

Under the CA 2006, if a “takeover offer” (as defined in section 974 of the CA 2006) is made for the shares and the offeror were to acquire, or unconditionally contract to acquire, not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by the shares to which the offer relates, it could, within three months of the last day on which its takeover offer can be accepted, compulsorily acquire the remaining 10%. The offeror would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favour and pay the consideration for the outstanding shares to Shell, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired under this procedure must, in general, be the same as the consideration that was available under the takeover offer.

Sell out

The CA 2006 also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer. If a takeover offer relates to all the shares and, at any time before the end of the period within which the offer can be accepted, the offeror holds or has agreed to acquire not less than 90% in value of the shares and not less than 90% of the voting rights carried by the shares, any holder of shares to which the offer relates who has not accepted the offer could, by a written communication to the offeror, require it to acquire those shares. The offeror is required to give any shareholder notice of his/her right to be bought out within one month of that right arising. The offeror may impose a time limit on the rights of minority shareholders to be bought out, but that period cannot end less than three months after the end of the acceptance period or, if later, three months from the date on which notice is served on shareholders notifying them of their sell-out rights. If a shareholder exercises his/her sell-out rights, the offeror is entitled and bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

9.	RELATED PARTY TRANSACTIONS

Save as set out in the information incorporated by reference referred to below, there were no material related party transactions entered into by Shell or any member of the Shell Group during the period from 1 January 2012 up to the date of this Prospectus:

(i)	Notes 9 and 27 of the notes to the audited consolidated financial statements which can be found at pages 122 and 140 respectively of the Shell 2014 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information)

(ii)	Notes 5 and 10 of the notes to the audited consolidated statements which can be found at pages 114 and 118 respectively of the Shell 2013 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information); and

(iii)	Notes 5C and 10 of the notes to the audited consolidated statements which can be found at pages 113 and 116 respectively of the Shell 2012 Annual Report, which are incorporated by reference into this Prospectus as set out in paragraph 20 of Part XVII (Additional information) and available for inspection as set out in paragraph 19 of Part XVII (Additional information).

10.	MATERIAL CONTRACTS

10.1	The Shell Group’s material contracts

No contracts have been entered into by the Shell Group (other than contracts entered into in the ordinary course of business): (i) within the two years immediately preceding the date of this Prospectus which are, or may be, material to the Shell Group; or (ii) which contain provisions under which any member of the Shell Group has an obligation or entitlement which is, or may be, material to the Shell Group as at the Latest Practicable Date, save as disclosed below.

Co-operation Agreement

Shell and BG entered into the Co-operation Agreement dated 8 April 2015 pursuant to which Shell agreed to use its reasonable endeavours to secure the regulatory clearances and authorisations necessary to satisfy the Pre-Conditions and Conditions, including by accepting the imposition of, or offering, commercially reasonable undertakings or commitments by or to the relevant authorities.

Shell and BG agreed to certain undertakings to co-operate and provide each other with reasonable information, assistance and access in relation to the filings, submissions and notifications to be made in relation to such regulatory clearances and authorisations. Shell and BG also agreed to provide each other with reasonable information, assistance and access for the preparation of the key shareholder documentation, including this Prospectus.

Shell and BG agreed certain matters regarding the Dutch Revenue Service providing its confirmation regarding the Dutch tax treatment of the issue of Shell B Shares in respect of which the dividend access arrangements described in paragraph 7 of this Part apply in connection with the implementation of the Combination pursuant to the Scheme.

Shell has the right to terminate the Co-operation Agreement if: (i) the BG Board withdraws or modifies its recommendation of the Scheme; (ii) if the Court Meeting and the Court Hearing are not held by the specified dates; (iii) upon a Break Payment Event (as defined below); and (iv) where a competing proposal is recommended or effected. The Co-operation Agreement will also terminate: (i) on Shell notifying BG of a Pre-Condition or Condition not having been satisfied or waived or having become incapable of satisfaction or waiver (where its invocation has been permitted by the Panel); (ii) if the Scheme is withdrawn or lapses (other than pursuant to Shell’s right to switch to an Offer or where such withdrawal or lapse is followed within five Business Days by an announcement by Shell or any person acting in concert with Shell of a firm intention to make an offer on substantially the same or improved terms); or (iii) if the Scheme has not become effective by the Long Stop Date.

The Co-operation Agreement records Shell’s and BG’s intention to implement the Combination by way of the Scheme, subject to the ability of Shell to proceed by way of an Offer: (i) with the consent of the BG Board; (ii) if a third party announces a firm intention to make an offer for BG which is recommended by the BG Board; or (iii) if the BG Board otherwise withdraws its recommendation of the Combination.

By way of compensation for any loss suffered by BG in connection with the preparation and negotiation of the Combination and the documents relating to it, Shell has agreed to pay or procure the payment to BG of £750 million if:

•	on or prior to the Long Stop Date, the Shell Board withdraws its recommendation to the Shell Shareholders to vote in favour of the Combination, does not include such recommendation in the Circular or announces its intention not to do so, and, in any such case, Shell or BG exercises its right to terminate the Co-operation Agreement as a result;

•	on or prior to the Long Stop Date, Shell invokes (with the permission of the Panel) any Pre-Condition and/or any Regulatory Condition; or

•	on the Long Stop Date, any Pre-Condition and/or Regulatory Condition is not satisfied or waived by Shell,

(each a “Break Payment Event”).

However, no payment will be made if: (i) certain termination events have occurred; (ii) if the Break Payment Event has been caused to a material extent by BG’s breach of certain obligations under the Co-operation Agreement relating to co-operation and assistance with regulatory clearances and authorisations and key transaction documents; or (iii) Shell has exercised its right to implement the Combination by way of an Offer in circumstances where a third party’s firm intention to make an offer for BG has been recommended by the BG Board or the BG Board has withdrawn its recommendation of the Scheme.

The Co-operation Agreement also contains provisions that will apply in respect of the BG Share Plans and certain other employee incentive arrangements.

Bridge Credit Facility

Shell has entered into a bridge credit facility, a £10,070,000,000 unsecured committed term facility pursuant to a bridge credit facility agreement dated 1 May 2015 and made between: (i) Shell as original borrower; (ii) Shell as original guarantor; (iii) Barclays Bank plc as facility agent; and (iv) 19 of Shell’s relationship banks as original lenders and mandated lead arrangers for the purposes of financing the Combination (the “Bridge Credit Facility”).

Subject to certain conditions, the Bridge Credit Facility will be available until the earlier of the completion of the Combination and 14 August 2016.

The rate of interest payable on borrowings under the Bridge Credit Facility is the aggregate of: (i) the applicable margin (ranging from 0.15% to 0.70 % per annum, and increasing in respect of interest periods commencing later in the term of the Bridge Credit Facility); and (ii) LIBOR.

An agency fee, arrangement fee, ticking fee and funding fee are also payable under the terms of the Bridge Credit Facility. The Bridge Credit Facility contains certain customary representations, undertakings, indemnities and events of default.

The Bridge Credit Facility is due to terminate, and all amounts drawn must be repaid in full together with accrued interest and fees, on the earlier of the date falling: (i) 24 months after the date of the Bridge Credit Facility; and (ii) 364 days after the first drawdown date.

10.2	The BG Group’s material contracts

No contracts have been entered into by the BG Group (other than contracts entered into in the ordinary course of business): (i) within the two years immediately preceding the date of this Prospectus which are, or may be, material to the BG Group; or (ii) which contain provisions under which any member of the BG Group has an obligation or entitlement which is, or may be, material to the BG Group as at the Latest Practicable Date, save for the Co-operation Agreement and as disclosed below.

QCLNG	Pipeline SPA

BG International (AUS) Pty Limited (the “Seller”), BG Energy Holdings Limited (the “Seller Guarantor”), APA BidCo Pty Limited (the “Buyer”) and APT Pipelines Limited (the “Buyer Guarantor”) entered into a share sale and purchase agreement dated 10 December 2014 (the “QCLNG Pipeline SPA”) pursuant to which the Seller agreed to sell its wholly-owned subsidiary, QCLNG Pipeline Pty Limited, now known as APA WGP Pty Ltd (“QCLNG Pipeline”), to the Buyer.

QCLNG Pipeline owns a 543 kilometre, large-diameter underground pipeline network linking BG’s natural gas fields in southern Queensland to a two-train LNG export facility at Gladstone on Australia’s east coast (the “Pipeline”).

The sale was conditional on the start of commercial LNG deliveries from the QCLNG export facility at Gladstone and on partner consent. The conditions have been satisfied and completion of the disposal occurred on 3 June 2015. The purchase price paid on completion was approximately US$4.6 billion.

The Seller gave certain customary warranties and limited indemnities to the Buyers in relation to QCLNG Pipeline. In addition, the QCLNG Pipeline SPA required QCLNG Pipeline and QGC Pty Limited (“QGC”), a wholly-owned subsidiary of BG Group plc, to enter into a separate Claims Indemnity and Management Deed (“CIMD”) at completion. Under the CIMD, QGC has given a further indemnity to QCLNG Pipeline in relation to certain contractor claims and QCLNG Pipeline has appointed QGC as its agent to manage such claims on its behalf.

The Seller Guarantor has agreed to guarantee (unconditionally and irrevocably) to the Buyer as a continuing obligation that the Seller will comply with its obligations under the QCLNG Pipeline SPA and has given a separate guarantee in respect of the CIMD. The Buyer Guarantor has given a similar guarantee to the Seller in respect of the Buyer’s obligations under the QCLNG Pipeline SPA.

In addition, in connection with the QCLNG Pipeline SPA, certain of BG’s subsidiary companies entered into agreements with QCLNG Pipeline whereby QCLNG Pipeline granted firm capacity rights in the Pipeline to the shippers for 20 years and the shippers committed to use such capacity rights. The Seller Guarantor has given a guarantee to QCLNG Pipeline in respect of the performance and payment obligations of the shippers.

QCLNG ASPA

On 6 May 2013, the following companies entered into an asset sale and purchase agreement (the “QCLNG ASPA”) in relation to the disposal of certain of BG’s Australian assets:

(i)	QGC Pty Limited, QGC (Infrastructure) Pty Limited, Starzap Pty Ltd, BG International (AUS) Limited Partnership, BG International Limited, Pure Energy Resources Pty Limited, BNG (Surat) Pty Limited, Roma Petroleum Pty Limited, OME Resources Australia Pty Ltd, New South Oil Pty Ltd, QGC Train 1 Pty Ltd and QGC Train 1 Tolling Pty Ltd (each a “BG Seller” and, together, the “BG Sellers”);

(ii)	Walloons Coal Seam Gas Company Pty Ltd and QCLNG Operating Company Pty Ltd;

(iii)	CNOOC Coal Seam Gas Company Pty Ltd, CNOOC Infrastructure Company Pty Ltd, CNOOC QCLNG Pty Ltd, CNOOC QCLNG Tolling Pty Ltd, CNOOC Gas and Power (AUS) Investment Pty Ltd (each a “CNOOC Buyer” and, together, the “CNOOC Buyers”);

(iv)	BG LNG Trading, LLC (Singapore Branch); and

(v)	CNOOC Gas and Power Trading & Marketing Limited.

Under the terms of the QCLNG ASPA, the BG Sellers agreed to sell to the CNOOC Buyers:

(i)	certain interests in upstream coal seam gas tenements in Australia and a further equity stake in the QCLNG project Train 1 liquefaction facility;

(ii)	a 20% interest in the reserves and resources of certain tenements in the Walloons Fairway region of the Surat Basin, Queensland, increasing the equity ownership of China National Offshore Oil Corporation (“CNOOC”) and its affiliates from 5% to 25%; and

(iii)	a 25% interest in certain other upstream tenements held by the BG Sellers in the Surat and Bowen Basins, Queensland.

The sale was conditional upon the receipt of certain regulatory and government approvals, submission of export notifications and partner and third party consents. The conditions have been satisfied and completion occurred in November 2013. The purchase price paid on completion was US$1.93 billion.

In addition, at completion the CNOOC Buyers reimbursed the BG Sellers for QCLNG project expenditure commensurate with CNOOC’s increased interests for the period from 1 January 2012 to 30 September 2013.

CNOOC has been granted an option to participate up to a 25% interest in one of the potential expansion trains at QCLNG.

Under the terms of the QCLNG ASPA, the period during which claims could be brought by the CNOOC Buyers under the QCLNG ASPA (including a claim under the warranties) has now expired.

11.	LITIGATION

11.1	The Shell Group’s litigation

There are no, nor have there been any, governmental, legal or arbitration proceedings (nor is Shell aware of any such proceedings being pending or threatened) which may have, or have had during the last 12 months prior to the date of this Prospectus, a significant effect on the Shell Group’s financial position or profitability.

11.2	The BG Group’s litigation

There are no, nor have there been any, governmental, legal or arbitration proceedings (nor is Shell aware of any such proceedings being pending or threatened) which may have, or have had during the last 12 months prior to the date of this Prospectus, a significant effect on the BG Group’s financial position or profitability.

12.	SIGNIFICANT SUBSIDIARIES AND OTHER SIGNIFICANT HOLDINGS

Shell is the parent company of the Shell Group. Its significant subsidiaries are listed below by country of incorporation.

An asterisk denotes those companies held directly by Shell.

SIGNIFICANT SUBSIDIARIES OF SHELL (AS AT THE LATEST PRACTICABLE DATE)

Company name	% interest held	Country of incorporation	Principal activities	Class of shares held
Shell Australia Pty Ltd	100	Australia	Upstream	Ordinary
Shell Energy Holdings Australia Limited	100	Australia	Upstream	Ordinary, redeemable[A]
Qatar Shell GTL Limited	100	Bermuda	Upstream	Ordinary
Tacoma Company Limited	100	Bermuda	Upstream	Ordinary
Shell Brasil Petroleo Ltda	100	Brazil	Upstream	Quotas (Voting)
Shell Canada Energy	100	Canada	Upstream	Ordinary
Shell Gabon SA	75	Gabon	Upstream	Ordinary
Shell Italia E&P S.p.A.	100	Italy	Upstream	Ordinary
Sarawak Shell Berhad	100	Malaysia	Upstream	Ordinary
Shell Kazakhstan Development B.V.	100	Netherlands	Upstream	Redeemable[A], non-redeemable
Shell Olie – OG Gasudvinding Danmark B.V.	100	Netherlands	Upstream	Ordinary

Company name	% interest held	Country of incorporation	Principal activities	Class of shares held
Shell Philippines Exploration B.V.	100	Netherlands	Upstream	Redeemable[A], non-redeemable
Shell Nigeria Exploration and Production Company Limited	100	Nigeria	Upstream	Ordinary
The Shell Petroleum Development Company of Nigeria Limited	100	Nigeria	Upstream	Ordinary
A/S Norske Shell	100	Norway	Upstream	Ordinary
Enterprise Oil Limited	100	UK	Upstream	Ordinary
Shell UK Limited	100	UK	Upstream	Ordinary
Enterprise Oil North America Inc.	100	USA	Upstream	Ordinary
Shell Gulf of Mexico Inc.	100	USA	Upstream	Ordinary
Shell Offshore Inc.	100	USA	Upstream	Ordinary
Shell US E&P Investments LLC	100	USA	Upstream	Equity (Voting)
SOI Finance Inc.	100	USA	Upstream	Ordinary
SWEPI LP	100	USA	Upstream	Partnership Capital
Shell Compania Argentina De Petroleo S.A.	100	Argentina	Downstream	Nominative
Shell Western Supply & Trading Limited	100	Barbados	Downstream	Ordinary
Shell International Trading Middle East Limited	100	Bermuda	Downstream	Ordinary
Shell Canada Limited	100	Canada	Downstream	Ordinary, redeemable[A]
Shell Canada Products	100	Canada	Downstream	Ordinary
Deutsche Shell GmbH	100	Germany	Downstream	Ordinary
Deutsche Shell Holding GmbH	100	Germany	Downstream	Ordinary
Shell Deutschland Oil GmbH	100	Germany	Downstream	Ordinary
Shell Luxembourgeoise Sarl	100	Luxembourg	Downstream	Ordinary
Shell Nederland Raffinaderij B.V.	100	Netherlands	Downstream	Ordinary
Shell Trading Rotterdam B.V.	100	Netherlands	Downstream	Ordinary
Shell Eastern Petroleum (Pte) Limited	100	Singapore	Downstream	Ordinary, redeemable
Shell Eastern Trading (Pte) Limited	100	Singapore	Downstream	Ordinary, redeemable
Shell Energy Europe Limited	100	UK	Downstream	Ordinary
Shell Trading International Limited	100	UK	Downstream	Ordinary
Equilon Enterprises LLC	100	USA	Downstream	Membership Interest
SCOGI, G.P.	100	USA	Downstream	Equity
Shell Chemical LP	100	USA	Downstream	Partnership Capital
Shell Energy North America (US), LP	100	USA	Downstream	Partnership Capital
Shell Trading (US) Company	100	USA	Downstream	Ordinary
SOPC Holdings East LLC	100	USA	Downstream	Membership Interest
SOPC Holdings West LLC	100	USA	Downstream	Ordinary
TMR Company	100	USA	Downstream	Ordinary[A] Non-voting class of share.
Shell Oman Trading Limited	100	Bermuda	Corporate	Ordinary
Solen Insurance Limited	100	Bermuda	Corporate	Ordinary
Shell Finance Luxembourg Sarl	100	Luxembourg	Corporate	Ordinary
Shell Treasury Luxembourg Sarl	100	Luxembourg	Corporate	Ordinary
B.V. Dordtsche Petroleum Maatschappij	100	Netherlands	Corporate	Ordinary
Shell Brazil Holding B.V.	100	Netherlands	Corporate	Ordinary
Shell Finance (Netherlands) B.V.	100	Netherlands	Corporate	Ordinary
Shell Gas B.V.	100	Netherlands	Corporate	Ordinary
Shell International Finance B.V.*	100	Netherlands	Corporate	Ordinary
Shell Nederland B.V.	100	Netherlands	Corporate	Ordinary

Company name	% interest held	Country of incorporation	Principal activities	Class of shares held
Shell Overseas Investments B.V.	100	Netherlands	Corporate	Ordinary
Shell Petroleum N.V.*	100	Netherlands	Corporate	Ordinary
Shell Treasury Centre East (Pte) Limited	100	Singapore	Corporate	Ordinary
Shell Finance Switzerland AG	100	Switzerland	Corporate	Ordinary
Solen Versicherungen AG	100	Switzerland	Corporate	Registered (Voting)
Shell Energy Investments Limited	100	UK	Corporate	Ordinary
Shell Holdings (UK) Limited	100	UK	Corporate	Ordinary
Shell Overseas Holdings Limited	100	UK	Corporate	Ordinary
Shell Treasury Centre Limited	100	UK	Corporate	Ordinary
Shell Treasury Dollar Company Limited	100	UK	Corporate	Ordinary, redeemable
Shell Treasury UK Limited	100	UK	Corporate	Ordinary
The Shell Petroleum Company Limited	100	UK	Corporate	Ordinary
The Shell Transport and Trading Company Limited	100	UK	Corporate	Ordinary, redeemable
Pecten Victoria Company	100	USA	Corporate	Ordinary
Shell Oil Company	100	USA	Corporate	Ordinary
Shell Petroleum Inc.	100	USA	Corporate	Ordinary

[A] Non-voting class of share.

13.	WORKING CAPITAL

In the opinion of Shell, the working capital available to the Shell Group is sufficient for its present requirements, that is for at least the next 12 months following the date of this Prospectus.

14.	NO SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the Shell Group since 30 September 2015, the date to which the Shell Group’s last published unaudited interim financial statements were prepared, other than the $5 billion of capital markets debt issued on 10 November 2015.

There has been no significant change in the financial or trading position of the BG Group since 30 September 2015, the date to which the BG Group’s last published unaudited interim financial statements were prepared.

15.	SYNERGY INFORMATION

Paragraph 6 of Part VI (Information about the Combination) contains statements of estimated cost savings and synergies arising from the Combination, which relate to the statement made in the Management Day Update, the “Quantified Financial Benefits Statement”.

A copy of the Quantified Financial Benefits Statement is set out below:

“Shell has been able, as a result of further analysis and its integration planning work, to de-risk its initial synergy estimates and increase the expected level of identified pre-tax synergies from $2.5 billion to $3.5 billion in 2018, an increase of 40% compared to earlier guidance. This increase is attributable to a doubling of expected operating cost savings from $1 billion to $2 billion and underscores the attractiveness of the recommended combination for both sets of shareholders.

The expected level of identified pre-tax synergies, therefore, now comprises $2 billion of operating cost savings and a $1.5 billion reduction in exploration expenditure in 2018.”

The potential sources of quantified cost savings arising as a direct result of the Combination include savings from:

•	corporate, administrative, organisational and IT operational efficiencies;

•	efficiencies in marketing and shipping costs;

•	efficiencies in procurement spend; and

•	reduced exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.

The cost savings referred to in the first two bullets above are expected to be recurring.

Shell estimates that the implementation of the operating cost savings would give rise to one-off costs of approximately $1,230 million incurred in the first two years following completion of the Combination to the end of 2017, of which approximately 70% would be incurred in 2016 and 30% in 2017. No material costs are expected to arise in relation to the implementation of the reduction in exploration expenditure.

In identifying these synergies, the Shell Directors have formulated the following bases of belief:

•	corporate, administrative, organisational and IT operational efficiencies: $1,400 million from the de-duplication of overlapping back office and business support functions, the elimination of overlapping support costs, office consolidation, the migration of BG onto Shell IT systems, and removal of duplicative corporate costs;

•	efficiencies in procurement spend ($520 million), and marketing and shipping costs ($50 million): $570 million from economies of scale specification standardisation and operating efficiencies across operating, capital and raw material cost areas and optimisation of shipping and marketing; and

•	reduction in exploration expenditure: $1.5 billion from the reduction in exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.

The Shell Directors expect that these synergies would be delivered progressively, and anticipate that 50% on a run-rate basis would be achieved by the end of 2016, 80% by the end of 2017, and the full run-rate in 2018.

Aside from the one-off costs referred to in the Quantified Financial Benefits Statement above, the Shell Directors do not expect any material dis-synergies to arise in connection with the Combination.

Bases of belief

In preparing the Quantified Financial Benefits Statement, BG has provided Shell with certain operating and financial information to facilitate a detailed analysis in support of evaluating the potential synergies available from the Combination and other information in the context of Shell’s integration planning work. In circumstances where data has been limited for commercial or other reasons, the team has made estimates and assumptions to aid its development of individual synergy initiatives.

The cost base used as the basis for the quantified exercise is that contained in the BG 2014 Annual Report, validated against BG’s results for the six-month period ended 30 June 2015, or, where relevant, Shell’s current cost base.

The assessment and quantification of the potential synergies have in turn been informed by Shell management’s industry experience as well as their experience of executing and integrating past acquisitions.

In arriving at the estimate of synergies set out in the Quantified Financial Benefits Statement, following discussions with BG, the Shell Directors made the following operational assumptions:

•	as regards headcount, Shell has assumed salary levels proportional to Shell’s own salaries by grade, aligned to BG reported employee expenditure;

•	as regards IT costs, Shell anticipates transitioning BG support function activities (such as Finance, HR etc.) onto Shell’s existing systems and legacy BG support function systems will cease to be used. Project IT, infrastructure and certain enterprise resource planning systems are assumed to be at least partially integrated into Shell;

•	as regards synergies targeting procurement expenditure for operating assets, these are based on scale reductions in operating and capital expenditure forecasts informed by third party analyst data;

•	as regards synergies targeting shipping and marketing, these are based on scale efficiencies across global marketing and shipping operations of the Combined Group; and

•	the targeted operating cost savings synergies assume inflation at 2% per annum; exploration expenditure savings do not include inflation.

The Shell Directors have, in addition, assumed that:

•	the Combination will be completed in the first quarter of 2016 for these purposes;

•	following completion of the Combination, Shell will own 100% of the ordinary share capital of BG;

•	there will be no significant impact on the underlying operations of Shell or BG or their ability to continue to conduct their businesses;

•	there will be no material change to macro-economic, political or legal conditions in the markets or regions in which Shell and BG operate that materially impact on the implementation or costs to achieve the proposed cost savings;

•	there will be no material change in current foreign exchange rates; and

•	there will be no change in tax legislation or tax rates in the countries in which Shell and BG operate that could materially impact the ability to achieve any benefits.

The Shell Directors consider that the expected benefits will accrue as a direct result of the Combination and could not be achieved independently of the Combination.

Reports

As required by Rule 28.1 of the City Code, Deloitte, as reporting accountants to Shell, and Bank of America Merrill Lynch, as financial adviser to Shell, provided the reports required under that rule at the time of the Management Day Update. Deloitte and Bank of America Merrill Lynch have confirmed to Shell that the reports that they produced, which were included in Parts B and C of the Appendix to the Management Day Update, continue to apply.

Notes

1.	The statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.	Due to the scale of the Combined Group, there may be additional changes to the Combined Group’s operations. As a result, and given the fact that the changes relate to the future, the resulting synergies may be materially greater or less than those estimated.

3.	No statement should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the first full year following implementation of the Combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Shell and/or BG for the relevant preceding financial period or any other period.

16.	EXPENSES

There are no net proceeds receivable by Shell for the issue of the New Shell Shares.

The total costs and expenses relating to the issue of this Prospectus, the Circular and to the negotiation, preparation and implementation of the Combination payable by Shell are estimated to be approximately between $446 and $467 million (including regulatory fees, the listing fees, professional fees and expenses, the costs of printing and distribution of documents and UK stamp duty, but excluding VAT and other taxes).

17.	CONSENTS

Bank of America Merrill Lynch, who has acted as sponsor and financial adviser and whose registered address is at 2 King Edward Street, London EC1A 1HQ, has given and has not withdrawn its written consent to the inclusion in this Prospectus of references to its name in the form and context in which it appears.

PricewaterhouseCoopers LLP, a member firm of the Institute of Chartered Accountants in England and Wales, who has acted as auditor and reporting accountant to Shell and whose address is at 1 Embankment Place, London WC2N 6RH, has given and has not withdrawn its written consent to the inclusion of its accountant’s report on the unaudited pro forma financial information set out in Part B of Part XIII (Unaudited pro forma financial information) in this Prospectus, and of references to its name in the form and context in which they appear. It has authorised the contents of its report for the purposes of PR 5.5.3R(2)(f).

No adviser has an interest in the Combination which is material.

18.	SOURCES AND BASES

1.	The aggregate value of the cash component of the Consideration of £13.1 billion is calculated by multiplying the offered amount of 383 pence in cash per BG Share by BG’s fully diluted ordinary share capital as at the Latest Practicable Date.

2.	The aggregate value of the share component of the Consideration of £22.4 billion is calculated by multiplying the number of Shell B Shares to be issued under the terms of the Combination[31] (being 1,526,494,336) by the price per Shell B Share of 1,469 pence (being the Closing Price on the Latest Practicable Date).

3.	The value attributed to the entire existing issued and to be issued share capital of BG under the terms of the Combination of £35.6 billion is the sum of the aggregate value of the cash component and the aggregate value of the share component of the Consideration.

4.	The percentage of the share capital of Shell that will be owned by former BG Shareholders immediately following LSE Admission of 19% is calculated by dividing the number of the New Shell Shares to be issued (being 1,526,494,336) by the share capital of Shell immediately following LSE Admission and multiplying the resulting sum by 100 to produce a percentage.

5.	The fully diluted ordinary share capital of BG of 3,427,243,681 is calculated on the basis of:

(i)	BG’s issued share capital as at the Latest Practicable Date of 3,417,884,793 BG Shares (excluding 204,570,932 BG Shares held in treasury); and

(ii)	9,358,888 BG Shares which may be issued on or after the date of this Prospectus or the exercise of options or vesting of awards under the BG Share Plans.

6.	There will be a number of factors affecting how many BG Shares will be issued on or after the date of this Prospectus. For example, in connection with the Combination certain options and awards under the BG Share Plans will, or at an employee’s election may, be rolled forward into an option or award over Shell B Shares. Certain options or awards may also be settled in cash. Therefore, the fully diluted ordinary share capital of BG may differ from the amount stated in this Prospectus.

7.	The share capital of Shell immediately following LSE Admission of 7,957,826,519 is calculated as the sum of:

(i)	the total number of Shell Shares in issue as at close of business on the Latest Practicable Date (being 3,990,921,569 Shell A Shares and 2,440,410,614 Shell B Shares); and

(ii)	the total of New Shell Shares (being 1,526,494,336) being issued as part of the Consideration for the Combination.

8.	On the Latest Practicable Date, Shell held no Shell Shares in treasury.

9.	The calculation in paragraph 18.7 of this Part assumes that there will be no issues of Shell Shares, other than the issue of New Shell Shares, between the Latest Practicable Date and LSE Admission. However, Shell operates the Scrip Dividend Programme. Given that dividends are intended to be paid on a quarterly basis, Shell anticipates that there could be at least one issue of Shell Shares between the Latest Practicable Date and LSE Admission (the number of new Shell Shares issued for the purposes of the Scrip Dividend Programme will depend on the elections made by Shell Shareholders) – no allowance for this is made in the calculation.

10.	The total New Shell Shares is calculated by multiplying the fully diluted share capital of BG by the 0.4454 Shell Shares to be issued per BG Share. Please note that, as there are a number of factors affecting how many BG Shares will be issued on or after the date of this Prospectus, the actual number of New Shell Shares may differ from the total in this Prospectus.

11.	Unless otherwise stated, all prices quoted for Shell Shares and BG Shares have been derived from the daily Official List of the LSE and represent closing middle market prices on the relevant date.

[31]	Assuming that no BG Shareholders elect to receive the share component of the Consideration in the form of Shell A Shares.

12.	The premium calculations to the price per BG Share have been calculated by reference to the Closing Prices of 2,208.5 pence per Shell B Share and of 910.4 pence per BG Share, each as on 7 April 2015.

13.	The timing expectations set out in this Prospectus assume that the Combination would be completed in early 2016.

14.	This Prospectus contains certain financial information and measures which are not calculated in accordance with IFRS.

15.	For the purpose of this Prospectus, in respect of the BG Group, “business performance” excludes discontinued operations and disposals, certain remeasurements and impairments and certain other exceptional items as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the BG Group’s ongoing business.

16.	The reference to the Combination adding to the Shell Group’s proved oil and gas reserves are based on the Shell Group’s proved oil and gas reserves calculated on an SEC basis as at 31 December 2014 of 13,081 mboe (which includes the reserves attributable to non-controlling interests) and the BG Group’s proved oil and gas reserves of 3,612 mboe calculated on a PRMS basis as at the same date (which includes reserves attributable to non-controlling interests).

17.	Certain figures included in this Prospectus have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

19.	DOCUMENTS ON DISPLAY

Copies of the following documents will be available for inspection during normal business hours on any Business Day for a period beginning on the date of this Prospectus and ending on the Effective Date at Shell’s registered office, being Shell Centre, London SE1 7NA, United Kingdom:

•	Shell’s memorandum of association and the Shell Articles of Association;

•	this Prospectus;

•	the Circular;

•	the Scheme Document;

•	the Announcement;

•	the Management Day Update and the reports by Deloitte and Bank of America Merrill Lynch in relation to quantified financial benefits as set out in Parts B and C respectively of the Appendix to the Management Day Update;

•	the Shell 2014 Annual Report, the Shell 2013 Annual Report, the Shell 2012 Annual Report, the Shell Q3 2015 Results, the Shell Q2 2015 Results and the Shell Q1 2015 Results;

•	the BG 2014 Annual Report, the BG 2013 Annual Report, the BG 2012 Annual Report, the BG Q3 2015 Results, the BG Q2 2015 Results and the BG Q1 2015 Results;

•	the report by PwC set out in Part XIII (Unaudited pro forma financial information); and

•	the consent letters referred to in “Consents” in paragraph 17 of this Part.

For the purposes of the Prospectus Rules, this Prospectus will be published in electronic form and made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, at www.shell.com.

20.	INCORPORATED BY REFERENCE

The table below sets out the documents of which certain parts are incorporated by reference into, and form part of, this Prospectus, and only the parts of the documents identified in the table below are incorporated into, and form part of, this Prospectus. The parts of these documents which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this Prospectus. To the extent that any information incorporated by reference itself incorporates any information by reference, either expressly or impliedly, such information will not form part of this Prospectus for the purposes of the Prospectus Rules, except where such information is stated within this Prospectus as specifically being incorporated by reference or where the document is specifically defined as including such information.

Any statement contained in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein (or in a later document which is incorporated by reference herein) modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

Except as set forth above, no other portion of these documents is incorporated by reference into this Prospectus.

These documents incorporated by reference are available for inspection in accordance with paragraph 19 of this Part.

Information incorporated by reference from the Shell 2014 Annual Report

The following pages are incorporated by reference from the Shell 2014 Annual Report.

Information	Pages
Chairman’s message	6
Chief Executive Officer’s review	7 – 8
Business overview	9 – 10
Risk factors	11 – 14
Strategy	15
Market overview	16 – 17
Summary of results	18 – 19
Performance indicators	20 – 21
Selected financial data	22
Upstream	23 – 39
Downstream	40 – 46
Corporate	47
Liquidity and capital resources	48 – 51
Environment and society	52 – 56
Our people	56 – 57
The Board of Royal Dutch Shell plc	58 – 60
Senior Management	61
Directors’ Report	62 – 64
Corporate governance	65 – 75
Audit Committee Report	76 – 78
Directors’ Remuneration Report	79 – 98
Independent auditors’ report	99 – 104
Report of independent registered public accounting firm	105
Consolidated statement of income	107
Consolidated statement of comprehensive income	107
Consolidated balance sheet	108
Consolidated statement of changes in equity	109
Consolidated statement of cash flows	110
Notes to the consolidated financial statements	111 – 141
Supplementary information – oil and gas (unaudited)	142 –159
Additional information – shareholder information	179 –185
Section 13(r) of the US Securities Exchange Act of 1934 disclosure	185
Non-GAAP measures reconciliations	186

Information incorporated by reference from the Shell 2013 Annual Report

The following pages are incorporated by reference from the Shell 2013 Annual Report.

Information	Pages
Chairman’s message	6
Chief Executive Officer’s review	7 – 8
Business overview	9 – 10
Risk factors	11 – 14
Strategy	15
Market overview	16 – 17
Summary of results	18 – 19
Performance indicators	20 – 21
Selected financial data	22
Upstream	23 – 39
Downstream	40 – 46
Corporate	47
Liquidity and capital resources	48 – 51
Our people	52 – 53
Environment and society	54 – 57
The Board of Royal Dutch Shell plc	58 – 59
Senior Management	60
Directors’ Report	61 – 63
Corporate governance	64 – 73
Audit Committee Report	74 – 75
Directors’ Remuneration Report	76 – 95
Independent auditors’ report	97 – 99
Report of independent registered public accounting firm	100
Consolidated statement of income	101
Consolidated statement of comprehensive income	101
Consolidated balance sheet	102
Consolidated statement of changes in equity	103
Consolidated statement of cash flows	104
Notes to the consolidated financial statements	105 –139
Supplementary information – oil and gas (unaudited)	140 – 158
Additional information – shareholder information	179 – 185
Section 13(r) of the US Securities Exchange Act of 1934 disclosure	186

Information incorporated by reference from the Shell 2012 Annual Report

The following pages are incorporated by reference from the Shell 2012 Annual Report.

Information	Pages
Chairman’s message	5
Chief Executive Officer’s review	6 – 7
Performance indicators	8 – 9
Selected financial data	10
Business overview	11 – 12
Risk factors	13 – 15
Summary of results and strategy[32]	16 – 19
Upstream	20 – 34
Downstream	35 – 40
Corporate	41
Liquidity and capital resources	42 – 45
Our people	46
Environment and society	47 – 50
Section 13(r) of the US Securities Exchange Act of 1934 disclosure	51
The Board of Royal Dutch Shell plc	52 – 54
Senior Management	55
Directors’ Report	56 – 59
Directors’ Remuneration Report	60 – 76
Corporate governance	77 – 88
Additional shareholder information	89 – 95
Independent auditors’ report	96
Report of independent registered public accounting firm	97
Consolidated statement of income	99
Consolidated statement of comprehensive income	99
Consolidated balance sheet	100
Consolidated statement of changes in equity	101
Consolidated statement of cash flows	102
Notes to the consolidated financial statements	103 –137
Supplementary information – oil and gas (unaudited)	138 – 156

Information incorporated by reference from the Shell Q3 2015 Results

The following pages are incorporated by reference from the Shell Q3 2015 Results.

[32]	As noted in paragraph 1 of Part X (Operating and financial review of the Shell Group), the entire section entitled “Outlook” on page 18 of the Shell 2012 Annual Report is not incorporated into this Prospectus.

Information incorporated by reference from the Shell Q2 2015 Results

The following pages are incorporated by reference from the Shell Q2 2015 Results.

Information incorporated by reference from the Shell Q1 2015 Results

The following pages are incorporated by reference from the Shell Q1 2015 Results.

Information incorporated by reference from the BG 2014 Annual Report

The following pages are incorporated by reference from the BG 2014 Annual Report.

Information	Pages
At a glance	2 – 3
Chairman’s statement[33]	4 – 6
A message from our new Chief Executive	7
Market trends	8 – 9
How we create and deliver value	10 – 11
What makes us distinctive[34]	12 – 15
How we work	16 – 17
Our performance	18 – 19
Operating review	20 – 27
Financial review[31]	28 – 33
Principal risks and uncertainties	34 – 41
Chairman’s overview	44 – 45
Board of Directors	46 – 47
Board and Committee structure	48 – 49
Group Leadership Team	50
Governance report	51 – 61
Remuneration report	62 – 77
Other disclosures	78 – 80
Disclosure statement	81
Supplementary information – gas and oil (unaudited)	132 – 137
Presentation of non-GAAP measures	142

[33]	As noted in paragraph 1 of Part XII (Operating and financial review of the BG Group), the entire section entitled “Outlook for 2015” on page 6 of the BG 2014 Annual Report is not incorporated into this Prospectus.
[34]	As noted in paragraph 1 of Part XII (Operating and financial review of the BG Group), references to expecting the total operating profit for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Prospectus.

Information incorporated by reference from the BG 2013 Annual Report

The following pages are incorporated by reference from the BG 2013 Annual Report.

Information	Pages
Chairman’s statement	2 – 3
Global business environment	4 – 5
Where we work and our business segments	6 – 7
Chief Executive’s statement	8 – 9
How we create value	10 – 13
How we deliver value	14 – 15
How we work	16 – 19
What our strategy delivers	20 – 21
Our performance	22 – 23
Operating review	24 – 29
Financial review[35]	32 – 37
Principal risks and uncertainties	38 – 43
Chairman’s overview	46 – 47
Board of Directors	48 – 49
Group Executive Committee and Company Secretary	50 – 51
Corporate governance	52 – 61
Compliance with the UK Corporate Governance Code	62 – 63
Remuneration report	64 – 79
Other disclosures[36]	80 – 82
Disclosure statement	82 – 83
Supplementary information – gas and oil (unaudited)	134 – 141
Presentation of non-GAAP measures	146

Information incorporated by reference from the BG 2012 Annual Report

The following pages are incorporated by reference from the BG 2012 Annual Report.

Information	Pages
Where we operate	4 – 5
Chairman’s statement	6 – 7
Chief Executive’s statement[37]	8 – 9
Our strategy and business	10 – 11
How BG Group creates value	12 – 13
Key performance indicators	14 – 15
Market knowledge	16 – 17
Operating review	19 – 25
Financial review	26 – 31
Principal risks and uncertainties	32 – 37
Sustainability	38 – 41
Board of Directors	44 – 45
Group Executive Committee and Company Secretary	46 – 47
Corporate governance	48 – 57
Compliance with the UK Corporate Governance Code	58 – 59
Remuneration report	60 – 75
Other disclosures	76 – 79
Supplementary information – gas and oil (unaudited)	128 – 135
Presentation of non-GAAP measures	140

[35]	As noted in paragraph 1 of Part XII (Operating and financial review of the BG Group), references to expecting the total operating profit for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Prospectus.
[36]	As noted in paragraph 1 of Part XII (Operating and financial review of the BG Group), references to expecting the total operating profit for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Prospectus. For the avoidance of doubt, the same applies in respect of the other profit estimates on page 80 of the BG 2013 Annual Report, which are not incorporated into this Prospectus.
[37]	As noted in paragraph 1 of Part XII (Operating and financial review of the BG Group), the entire section entitled “Continue to grow our LNG business” on page 9 of the BG 2012 Annual Report is not incorporated into this Prospectus.

Information incorporated by reference from the BG Q3 2015 Results

The following pages are incorporated by reference from the BG Q3 2015 Results.

Information	Pages
Third Quarter Key Points	1
Business Review – Group	2 – 4
Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc	5
Third quarter business highlights[38]	5 – 6
Upstream	7 – 10
LNG Shipping & Marketing	11 – 13
Presentation of Non-GAAP measures	14
Consolidated Income Statement	16 – 17
Consolidated Statement of Comprehensive Income	18
Consolidated Balance Sheet	19
Consolidated Statement of Changes in Equity	20
Consolidated Cash Flow Statement	21
Notes	22 – 30
Supplementary information: Operating and financial data	33 – 34

Information incorporated by reference from the BG Q2 2015 Results

The following pages are incorporated by reference from the BG Q2 2015 Results.

Information	Pages
Second Quarter Key Points	1
Business Review – Group	2 – 4
Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc	5
Second quarter business highlights[39]	5 – 6
Upstream	8 – 11
LNG Shipping & Marketing	12 –14
Interim Management Report	15
Principal Risks and Uncertainties	18 –19
Statement of Directors’ responsibilities	20
Presentation of Non–GAAP measures	21
Independent review report to BG Group plc	22
Consolidated Income Statement	23 –24
Consolidated Statement of Comprehensive Income	25
Consolidated Balance Sheet	26
Consolidated Statement of Changes in Equity	27
Consolidated Cash Flow Statement	28
Notes	29 – 36
Supplementary information: Operating and financial data	39 –40

[38]	As noted in paragraph 1 of Part XII (Operating and financial review of the BG Group), the entire section entitled “2015 outlook” on page 6 of the BG Q3 2015 Results is not incorporated into this Prospectus.
[39]	The entire section entitled “2015 outlook” on page 7 of the BG Q2 2015 Results is not incorporated into this Prospectus.

Information incorporated by reference from the BG Q1 2015 Results

The following pages are incorporated by reference from the BG Q1 2015 Results.

Information	Pages
First Quarter Key Points[40]	1
Business Review – Group	2 – 3
Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc	4
First quarter business highlights	4 – 5
Upstream	6 – 8
LNG Shipping & Marketing[41]	9 – 10
Presentation of Non-GAAP measures	11
Consolidated Income Statement	13
Consolidated Statement of Comprehensive Income	14
Consolidated Balance Sheet	15
Consolidated Statement of Changes in Equity	16
Consolidated Cash Flow Statement	17
Notes	18 – 23
Supplementary information: Operating and financial data	26 – 27

Information incorporated by reference from the Circular

The following pages are incorporated by reference from the Circular.

Information	Pages
Unaudited reconciliations of the BG Group financial information to the Shell Group’s accounting policies	30 – 31
Oil and gas information	43 – 72

[40]	As noted in paragraph 1 of Part XII (Operating and financial review of the BG Group), references to expecting the EBITDA for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Prospectus.
[41]	As noted in paragraph 1 of Part XII (Operating and financial review of the BG Group), references to expecting the EBITDA for LNG Shipping & Marketing in 2015 to be in a particular range are not incorporated into this Prospectus.

PART XVIII

DEFINITIONS

1.	Interpretation

1.1	Unless otherwise stated, all times referred to in this Prospectus are references to UK time.

1.2	All references to “Pounds Sterling”, “GBP”, “pence”, “sterling” or “£” are to the lawful currency of the UK.

1.3	All references to “Euros”, or “€” are to the lawful currency of the EU (as adopted by certain member states).

1.4	All references to “US Dollars”, “USD”, “US$” and “$” are to the lawful currency of the US.

1.5	Unless otherwise indicated, the financial information contained in this Prospectus has been expressed in US Dollars, which is the reporting currency of the Shell Group and the BG Group.

1.6	Words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine or neutral gender.

1.7	All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re-enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

2.	Definitions

The following definitions apply in this Prospectus, unless the context otherwise requires:

Admission	means (i) LSE Admission and (ii) the admission of the New Shell Shares to listing on Euronext by Euronext Amsterdam and to trading on Euronext Amsterdam;

AGM	means an annual general meeting of Shell;

Announcement	means the joint announcement made by Shell and BG on 8 April 2015 in relation to the Combination pursuant to Rule 2.7 of the City Code;

Audit Committee	means the audit committee of Shell;

Bank of America Merrill Lynch	means Merrill Lynch International, a subsidiary of Bank of America Corporation, incorporated in England and Wales with registered number 2312079, whose registered office is at 2 King Edward Street, London EC1A 1HQ;

BG	means BG Group plc, a public limited company, incorporated in England and Wales with registered number 3690065, whose registered office is at 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT;

BG 2012 Annual Report	means BG’s annual report and audited accounts for the year ended 31 December 2012 (which includes the BG Group’s audited historical consolidated financial statements for the year ended 31 December 2012);

BG 2013 Annual Report	means BG’s annual report and audited accounts for the year ended 31 December 2013 (which includes the BG Group’s audited historical consolidated financial statements for the year ended 31 December 2013);

BG 2014 Annual Report	means BG’s annual report and audited accounts for the year ended 31 December 2014 (which includes the BG Group’s audited historical consolidated financial statements for the year ended 31 December 2014);

BG ADR Depositary	means the depositary or, as the context may require, the custodian acting as nominee or agent for the depositary, from time to time for the BG ADRs pursuant to the BG Deposit Agreement;

BG ADR Holders	means the holders of BG ADRs from time to time;

BG ADRs	means the American depository receipts issued pursuant to the BG Deposit Agreement each evidencing a BG American depositary share, which represents one BG Share;

BG Board	means the BG Directors collectively;

BG Deposit Agreement	means the amended and restated deposit agreement dated 10 April 2015 among BG, JPMorgan Chase Bank, N.A., and all holders from time to time of BG ADRs issued thereunder;

BG Directors	means the directors of BG as at the date of this Prospectus or, where the context so requires, the directors of BG from time to time;

BG Dividend Access Share	means the redeemable preference share proposed to be issued by BG to the Trustee under the Scheme;

BG Form of Election	means the form of election under which BG Shareholders can elect to: (i) receive the Shell A Share Alternative; and/or (ii) vary the proportions of cash and New Shell Shares received under the terms of the Combination (subject to offsetting elections made by other BG Shareholders);

BG General Meeting	means the general meeting of the BG Shareholders (and any adjournment thereof) to be convened in connection with the Scheme for the purposes of considering and, if thought fit, approving, among other things, the shareholder resolutions necessary to enable BG to implement the Combination;

BG Group	means BG and its subsidiaries and its subsidiary undertakings from time to time and “member of the BG Group” shall be construed accordingly (references to “subsidiary’’ and “subsidiary undertakings” in this definition have the meanings given to them in the CA 2006);

BG Meetings	means the Court Meeting and the BG General Meeting;

BG Q1 2015 Results	means BG’s interim results announcement for the three months ended 31 March 2015 (which includes the BG Group’s unaudited historical consolidated financial statements for the three months ended 31 March 2015);

BG Q2 2015 Results	means BG’s interim results announcement for the six months ended 30 June 2015 (which includes the BG Group’s unaudited historical consolidated financial statements for the six months ended 30 June 2015);

BG Q3 2015 Results	means BG’s interim results announcement for the nine months ended 30 September 2015 (which includes the BG Group’s unaudited historical consolidated financial statements for the nine months ended 30 September 2015);

BG Share Plans	means the BG Long-Term Incentive Plan 2008 (including the BG Deferred Bonus Plan 2008, the Discretionary Incentive Plan 2008 and the BG Voluntary Bonus Deferral Plan), the BG Sharesave Plan 2008, the BG Company Share Option Scheme, the BG Share Award Plan, the BG Share Incentive Plan 2008 and the BG Global Partnership Plan;

BG Shareholders	means the holders of BG Shares from time to time (any such holder being a “BG Shareholder”);

BG Shares	means the ordinary shares in the capital of BG from time to time;

boe	means barrels of oil equivalent;

boepd	means barrels of oil equivalent (per day);

BP Deepwater Horizon	means the Deepwater Horizon oil spill in the Gulf of Mexico on the BP-owned Macondo Prospect, in which the Deepwater Horizon oil rig exploded and sank;

Break Payment Event	has the meaning given in paragraph 10 of Part XVII (Additional information);

Business Day	means a day (other than a Saturday, Sunday, public or bank holiday) on which banks are generally open for business in London, other than solely for trading and settlement in Euro;

CA 1985	means the UK Companies Act 1985, as amended;

CA 2006	means the UK Companies Act 2006, as amended;

CCS	means current cost of supplies;

Circular	means the circular to be sent by Shell to Shell Shareholders in connection with the Combination, pursuant to LR 10.5.1R, which will include the Notice of the Shell General Meeting;

City Code	means the City Code on Takeovers and Mergers;

Closing Price	means the closing middle market quotations of a share derived from the daily official list of the LSE;

CO2	means carbon dioxide;

Combination	means the proposed acquisition of the entire issued and to be issued share capital of BG by Shell, to be effected by means of the Scheme as described in the Scheme Document (or, should Shell so elect, in the circumstances permitted under the Co-operation Agreement, by way of the Offer);

Combined Group	means the enlarged group following completion of the Combination, comprising the Shell Group and the BG Group;

Conditions	means the conditions to the implementation of the Combination (including the Scheme) as summarised in paragraph 16.2 of Part VI (Information about the Combination) and set out in Part A of Part III (Conditions to and further terms of the implementation of the Combination and the Scheme) of the Scheme Document;

Consideration	means the consideration payable to BG Shareholders in connection with the Combination comprising a cash component of 383 pence per BG Share and a share component of 0.4454 New Shell Shares per BG Share (subject to any valid elections for the Shell A Share Alternative and/or the Mix and Match Facility);

Co-operation Agreement	means the agreement dated 8 April 2015 between Shell and BG relating to, among other things, the implementation of the Combination;

Corporate and Social Responsibility	means the corporate and social responsibility committee of Shell;

Committee

Court	means the High Court of Justice in England and Wales;

Court Hearing	means the hearing of the Court to sanction the Scheme under section 899 of the CA 2006;

Court Meeting	means the meeting of the Scheme Shareholders to be convened by order of the Court pursuant to section 896 of the CA 2006 for the purpose of considering and, if thought fit, approving the Scheme (with or without amendment) and any adjournment, or postponement, or reconvention thereof;

Court Order	means the order of the Court sanctioning the Scheme under section 899 of the CA 2006;

CREST	means the relevant system (as defined in the CREST Regulations) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in the CREST Regulations);

CREST Regulations	means the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended and for the time being in force;

CSN Voting Instruction Form	means the voting instruction form through which Shell Shareholders holding their Shell Shares in the corporate nominee scheme operated by Equiniti Corporate Nominees Limited can direct Equiniti Corporate Nominees Limited to vote in relation to the Shell General Meeting;

DBP	has the meaning given to it in paragraph 8.1 of Part XVI (Directors, senior management and corporate governance);

DD&A	means depreciation, depletion and amortisation;

Deloitte	means Deloitte LLP, a limited liability partnership registered in England and Wales with number OC303675 and whose registered office is at 2 New Street Square, London EC4A 3BZ, the United Kingdom, member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, whose member firms are legally separate and independent entities;

Disclosure and Transparency Rules or DTR	means the disclosure rules made by the FCA pursuant to Part VI of FSMA (as amended), referred to in section 73A(3) of FSMA, and contained in the FCA’s publication of the same name;

Dividend Access Mechanism	means the mechanism by which dividends may be paid to holders of Shell B Shares (including those represented by Shell B ADSs) through the Dividend Access Trust;

Dividend Access Shares	means the BG Dividend Access Share and the Shell Dividend Access Share;

Dividend Access Trust	means the trust declared by the Trustee in relation to the Shell Dividend Access Share and (from the Effective Date) the BG Dividend Access Share;

Dutch Revenue Service	means the Dutch Revenue Service (Belastingdienst), a unit of the Dutch Ministry of Finance (Ministerie van Financiën) competent to impose and collect Dutch income tax (inkomstenbelasting), Dutch corporate income tax (vennootschapsbelasting) and other miscellaneous Dutch taxes;

EBITDA	means earnings before interest, tax, depreciation and amortisation;

EEA	means the European Economic Area;

Effective Date	means the date on which:

(a)	the Scheme becomes effective in accordance with its terms; or

(b)	if Shell elects to implement the Combination by way of an Offer, the Offer becomes or is declared unconditional in all respects;

Election Restricted Shareholders	means Restricted Shareholders and BG Shareholders with registered addresses in, or who are resident in or located in, Italy;

EMTN	means European medium term note;

EU	means the European Union;

Euroclear Nederland	means Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. incorporated in the Netherlands and registered in Amsterdam at the Chamber of Commerce with company number 33149445, whose registered address is Herengracht 459-469, 1017 BS Amsterdam, the Netherlands;

Euronext Amsterdam	means Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V.;

Excluded Shares	means any BG Shares: (i) registered in the name of, or beneficially owned by, Shell, any member of the Shell Group or their respective nominees (if any); (ii) registered in the name of the Trustee; or (iii) held by BG in treasury;

Executive Committee	means the executive committee of Shell;

Executive Directors	means the executive directors of Shell as at the date of this Prospectus or, where the context so requires, the executive directors of Shell from time to time;

Existing Shell ADSs	means the Shell ADSs in issue at the Latest Practicable Date;

Existing Shell Shares	means the Shell Shares in issue at the Latest Practicable Date;

E&P	means exploration and production;

FA 1986	means the Finance Act 1986, as amended;

FAS	means Financial Accounting Standards;

FCA	means the Financial Conduct Authority of the UK or, where the context so requires, any successors from time to time;

FID	means final investment decision;

Final Settlement Agreement	means the final settlement agreement dated 9 November 2015 between Shell and the Dutch Revenue Service relating to the Combination with respect to the Dutch tax aspects for the Shell Group of the Combination;

FSMA	means the Financial Services and Markets Act 2000, as amended;

GAAP	means generally accepted accounting principles;

GTL	means gas to liquids;

HMRC	means Her Majesty’s Revenue & Customs or, where the context so requires, its successors from time to time;

IASB	means International Accounting Standards Board;

IFRS	means the International Financial Reporting Standard(s);

ISIN	means the international code for a listed security;

IOC	means an international oil company;

IT	means information technology;

ITEPA	means the UK Income Tax (Earnings and Pensions Act) 2003, as amended;

kboepd	means thousand barrels of oil equivalent per day;

Latest Practicable Date	means 18 December 2015, being the latest practicable date prior to the publication of this Prospectus;

Legislation	means every statute (and any orders, regulations or other subordinate legislation made under it) applying to Shell;

Listing Rules or LR	means the listing rules made by the FCA pursuant to Part VI of FSMA (as amended), referred to in section 73A(2) of FSMA and contained in the FCA’s publication of the same name;

LNG	means liquefied natural gas;

London Stock Exchange or LSE	means London Stock Exchange plc or, where the context so requires, any successors from time to time;

Long Stop Date	means 31 July 2016 or such later date as may be agreed in writing by BG and Shell (with the Panel’s consent and as the Court may approve (if such approval is required));

LSE Admission	means the admission of the New Shell Shares to the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange;

LTIP	has the meaning given to it in paragraph 8.1 of Part XVI (Directors, senior management and corporate governance);

Management Day Update	means the announcement made by Shell on 3 November 2015 regarding Shell’s strategic update to shareholders and investors in London;

mboe	means million barrels of oil equivalent;

Mix and Match Facility	means the mix and match facility under which BG Shareholders may, subject to offsetting elections made by other BG Shareholders, elect to vary the proportion of New Shell Shares and cash received under the terms of the Combination;

Model Code	means the rules contained in LR 9 Annex 1 of the Listing Rules;

mtpa	means million tonnes per annum;

NAV	means net asset value;

New Shell Shares	means the Shell B Shares proposed to be issued and, subject to a valid election to that effect by a BG Shareholder (or if it is no longer possible to issue Shell B Shares and subject to the provisions of the Co-operation Agreement), the Shell A Shares to be issued pursuant to the Combination;

New York Stock Exchange or NYSE	means the New York Stock Exchange, Inc. or, where the context so requires, any successors from time to time;

NOC	means a national oil and gas company;

Nomination and Succession	means the nomination and succession committee of Shell;

Committee

Non-Executive Directors	means the non-executive directors of Shell as at the date of this Prospectus or, where the context so requires, the non-executive directors of Shell from time to time;

Notice of the Shell General Meeting	means the notice of the Shell General Meeting (together with the accompanying notes) attached to the Circular;

Offer	means, should the Combination be implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the CA 2006, the offer to be made by or on behalf of Shell to acquire the entire issued and to be issued share capital of BG and, where the context admits, any subsequent revision, variation, extension or renewal of such offer;

Official List	means the official list maintained by the FCA in accordance with section 74(1) of FSMA for the purposes of Part VI of FSMA;

Panel	means the Panel on Takeovers and Mergers;

PD Regulation	means the Prospectus Directive Regulation EU (809/2004/EC), as amended;

Petrobras	means Petróleo Brasileiro S.A.;

Pre-Conditions	means the pre-conditions to the Combination, as set out in Appendix 1 to the Announcement;

PRMS	means the Petroleum Resources Management System as jointly published from time to time by the Society of Petroleum Engineers, American Association of Petroleum Geologists, the World Petroleum Council and the Society of Petroleum Evaluation Engineers;

Prospectus	means this document dated 22 December 2015, being a prospectus relating to Shell and the New Shell Shares for the purposes of the Prospectus Rules, and including the information incorporated by reference into it (together with any supplements or amendments thereto);

Prospectus Rules or PR	means the prospectus rules made by the FCA pursuant to Part VI of FSMA (as amended), referred to in section 73A(4) of FSMA and contained in the FCA’s publication of the same name;

PSC	means production sharing contract;

PSP	has the meaning given to it in paragraph 8.1 of Part XVI (Directors, senior management and corporate governance) of this Prospectus;

PwC	means PricewaterhouseCoopers LLP, a limited liability partnership registered in England with registered number OC303525 and whose registered office is at 1 Embankment Place, London WC2N 6RH;

Quantified Financial Benefits Statement	has the meaning given in paragraph 15 of Part XVII (Additional information);

QCLNG	means the Queensland Curtis Liquefied Natural Gas facility;

Registrar	means Equiniti Limited, incorporated in England and Wales with registered number 06226088, whose registered office is Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA;

Regulatory Conditions	means the Conditions set out in paragraphs (b) to (k) (inclusive) of Part A of Appendix 2 to the Announcement (so far as, in the case of the Conditions set out in paragraphs (i), (j) and (k) of Part A of Appendix 2 to the Announcement, the relevant Third Party under those Conditions is a Relevant Authority, as defined in the Co-operation Agreement);

Regulatory Information Service	means a regulatory information service as defined in the Listing Rules;

Remuneration Committee	means the remuneration committee of Shell;

Restricted Jurisdiction	means Barbados, the Dubai International Financial Centre, Hong Kong, Malaysia, Oman, Saudi Arabia, Singapore, Trinidad and Tobago and any other jurisdiction where the offer, extension or availability of the New Shell Shares would contravene any applicable law;

Restricted Shareholders	means BG Shareholders with registered addresses in, or who are resident in or located in, one or more Restricted Jurisdictions;

Royal Dutch	means N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), a company incorporated in the Netherlands;

Royal Dutch/Shell Group	means the companies over which Royal Dutch and Shell Transport, together or separately, either directly or indirectly, used to have control, in the period between the scheme of amalgamation between Royal Dutch and Shell Transport in 1906 and the unification of the Shell Group in 2005;

Scheme	means the proposed scheme of arrangement under Part 26 of the CA 2006 between BG and the Scheme Shareholders to implement the Combination with or subject to any modification, addition or condition approved or imposed by the Court;

Scheme Document	means the document to be dispatched or made available to Scheme Shareholders pursuant to section 897 of the CA 2006 containing, among other things, details of the Scheme and the notices of the BG Meetings;

Scheme Record Time	means the time and date specified as such in the Scheme Document or such later time as Shell and BG may agree;

Scheme Shareholders	means holders of Scheme Shares;

Scheme Shares	means the BG Shares:

(a)	in issue at the date of the Scheme Document;

(b)	issued after the date of the Scheme Document but prior to the voting record time for the Court Meeting; or

(c)	issued at or after the voting record time for the Court Meeting and at or prior to the Scheme Record Time on terms that the original or any subsequent holder thereof will be bound by the Scheme (if any), in each case excluding any Excluded Shares;

Scrip Dividend Programme	means the scrip dividend programme operated by Shell, pursuant to the Shell Articles of Association and the programme’s terms and conditions, each as amended from time to time, further details of which are provided at paragraph 13.4 of Part VI (Information about the Combination);

SEC	means the US Securities and Exchange Commission;

SEC Rules	means the oil and gas reporting standards required by the SEC and the US Financial Accounting Standards Board;

SEDOL	means the Stock Exchange Daily Official List;

Shell	means Royal Dutch Shell plc, a public limited company, incorporated in England and Wales with registered number 4366849, whose head office is at Carel van Bylandtlaan 30, 2596 HR, The Hague, the Netherlands and whose registered office is at Shell Centre, London SE1 7NA;

Shell 2012 Annual Report	means Shell’s Annual Report and Form 20-F for the year ended 31 December 2012 (which includes the Shell Group’s audited historical consolidated financial statements for the year ended 31 December 2012);

Shell 2013 Annual Report	means Shell’s Annual Report and Form 20-F for the year ended 31 December 2013 (which includes the Shell Group’s audited historical consolidated financial statements for the year ended 31 December 2013);

Shell 2014 Annual Report	means Shell’s Annual Report and Form 20-F for the year ended 31 December 2014 (which includes the Shell Group’s audited historical consolidated financial statements for the year ended 31 December 2014);

Shell A ADSs	means American depositary shares issued by the Shell ADS Depositary pursuant to the Shell A Deposit Agreement, with each Shell A ADS representing two Shell A Shares;

Shell A Deposit Agreement	means the amended and restated deposit agreement dated 1 November 2005 among Shell, Bank of New York and the owners and beneficial owners from time to time of Shell A ADSs issued thereunder;

Shell A Share Alternative	means the alternative under which a Scheme Shareholder may elect to receive all or part of the share component of the Consideration (as varied by any election under the Mix and Match Facility) as Shell A Shares as opposed to Shell B Shares;

Shell A Shares	means Shell A ordinary shares of €0.07 each;

Shell ADS Depositary	means the depositary or, as the context may require, the custodian acting as nominee or agent for the depositary, from time to time for the Shell A ADSs and the Shell B ADSs pursuant to the Shell Deposit Agreements;

Shell ADS Holders	means holders of Shell ADSs;

Shell ADSs	means the Shell A ADSs and the Shell B ADSs;

Shell Articles of Association	means the current articles of association of Shell or, where the context so requires, the articles of association of Shell from time to time;

Shell B ADSs	means American depositary shares issued by the Shell ADS Depositary pursuant to the Shell B Deposit Agreement, with each Shell B ADS representing two Shell B Shares;

Shell B Deposit Agreement	means the amended and restated deposit agreement dated 1 November 2005 among Shell, Bank of New York and the owners and beneficial owners from time to time of the Shell B ADSs issued thereunder;

Shell B Shares	means Shell B ordinary shares of €0.07 each;

Shell Board	means the Shell directors collectively;

Shell Deposit Agreements	means the Shell A Deposit Agreement and the Shell B Deposit Agreement;

Shell Directors	means the Executive Directors and Non-Executive Directors of Shell as at the Latest Practicable Date, whose names appear in Part IV (Directors, Company Secretary, registered and head offices and advisers);

Shell directors	means the directors of Shell from time to time;

Shell Dividend Access Share	means the redeemable preference share in the capital of Shell Transport held by the Trustee;

Shell General Meeting	means the general meeting of Shell to be convened in connection with the Combination, and by the Notice of the Shell General Meeting attached in the Circular (including any adjournment thereof);

Shell Group	means Shell and its subsidiaries from time to time and “member of the Shell Group” shall be construed accordingly (reference to “subsidiary” in this definition is a reference to an entity over which Shell has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities);

Shell Q1 2015 Results	means Shell’s interim results announcement for the three months ended 31 March 2015 (which includes the Shell Group’s unaudited historical consolidated financial statements for the three months ended 31 March 2015);

Shell Q2 2015 Results	means Shell’s interim results announcement for the six months ended 30 June 2015 (which includes the Shell Group’s unaudited historical consolidated financial statements for the six months ended 30 June 2015);

Shell Q3 2015 Results	means Shell’s interim results announcement for the nine months ended 30 September 2015 (which includes the Shell Group’s unaudited historical consolidated financial statements for the nine months ended 30 September 2015);

Shell Resolution	means the ordinary shareholder resolution of Shell to approve, effect and implement the Combination and to grant authority to the Shell directors to allot the New Shell Shares proposed to be passed by the Shell Shareholders at the Shell General Meeting as set out in the Notice of the Shell General Meeting attached to the Circular;

Shell Senior Management	means the members of the Executive Committee as at the Latest Practicable Date;

Shell Share Plans	means those set out in paragraph 8 of Part XVI (Directors, senior management and corporate governance);

Shell Shareholders	means the holders of Shell Shares from time to time;

Shell Shares	means Shell A Shares and Shell B Shares;

Shell Transport	means The Shell Transport and Trading Company Limited, incorporated in England and Wales with registered number 54485, whose registered office is at Shell Centre, London SE1 7NA;

Sterling Deferred Shares	means the deferred shares of £1 each in the capital of Shell, having the rights attaching to them as set out in the Shell Articles of Association;

Trust Deed	means the amended and restated trust deed originally made on 19 May 2005 and amended and restated with effect from the Effective Date for the Dividend Access Trust pursuant to which, among other things, the Trustee may hold certain funds on trust for holders of Shell B Shares;

Trustee	means Computershare Trustees (Jersey) Limited, a company incorporated in Jersey (and, where the context requires, acting as trustee under the Trust Deed) or any trustee appointed pursuant to the Trust Deed from time to time;

UK Corporate Governance Code	means the UK Corporate Governance Code issued by the Financial Reporting Council in the UK from time to time;

UK or United Kingdom	means the United Kingdom of Great Britain and Northern Ireland;

UKLA	means the FCA acting in its capacity as the authority for listing in the UK;

US Exchange Act	means the US Securities Exchange Act of 1934, as amended;

US or United States	means the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all areas subject to its jurisdiction;

US Securities Act	means the US Securities Act of 1933, as amended;

VAT	means: (i) within the EU, any tax imposed by any member state in conformity with the directive of the council of the European Union on the common system of value added tax (2006/112/EC); and (ii) outside the EU, any tax corresponding to, or substantially similar to, the common system of value added tax referred to in paragraph (i) of this definition;

Year Average Price or YAP	has the meaning given to it in the SEC Rules; and

Year End Cost or YEC	has the meaning given to it in the SEC Rules.

Printed by RRDonnelley 66056

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date: December 23, 2015